Exhibit 15.1

We are a global, innovation-driven biopharmaceutical business. We push the boundaries of science to deliver medicines that transform the lives of people around the world.

Pioneering science, life-changing medicines.

This Annual Report is also available on our website,
www.astrazeneca.com/annualreport2013

Important information for readers of this Annual Report For further information in relation to the inclusion of reported performance, Core financial measures and constant exchange rate (CER) growth rates as used in this Annual Report, please refer to the Financial Review on page 74. Throughout this Annual Report, growth rates are expressed at CER unless otherwise stated.

Definitions The Glossary and the Market definitions table from page 232 are intended to provide a useful guide to terms and AstraZeneca's definitions of markets, as well as to acronyms and abbreviations, used in this Annual Report.

Use of terms In this Annual Report, unless the context otherwise requires, 'AstraZeneca', 'the Group', 'we', 'us' and 'our' refer to AstraZeneca PLC and its consolidated entities.

Cautionary statement regarding forward-looking statements A cautionary statement regarding forward-looking statements and other essential information relating to this Annual Report can be found on the inside back cover.

Welcome to the AstraZeneca Annual Report

and Form 20-F Information 2013.

What is in our Strategic Report?

Dear shareholder

Our Strategic Report is designed to help you assess how the Directors performed in 2013 in promoting the success of your Company for our collective benefit.

It begins with an overview of our performance in 2013 and personal statements from your Chairman and Chief Executive Officer. We also describe our business model, explaining how each element helps deliver our strategic priorities and adds value.

Strategy

Our purpose and strategic priorities and how they are brought to life by the way we work. How we measure our success and the risks we might face

Business Review

How our activities span the entire life-cycle of a medicine

Business model	Page 10

Pioneering science, life-changing medicines	Page 12

Our marketplace	Page 13

Our strategic priorities	Page 16

Key Performance Indicators	Page 20

Risk overview	Page 24

Governance and Remuneration	Page 26

Board of Directors and Senior Executive Team	Page 28

Life-cycle of a medicine	Page 34

Research and Development	Page 36

Sales and Marketing	Page 40

Manufacturing and Supply	Page 43

Therapy Area Review

The progress we made in our chosen therapy areas in 2013

Resources Review

The resources we use to achieve our strategy

Overview	Page 48

Cardiovascular and Metabolic disease	Page 52

Oncology	Page 56

Respiratory, Inflammation and Autoimmunity	Page 58

Infection, Neuroscience and Gastrointestinal	Page 61

Employees	Page 66

Our relationships	Page 70

Intellectual Property	Page 72

Our infrastructure	Page 73

Financial Review

A full financial review of 2013	Page 74

Strategic Report
2	AstraZeneca at a glance
6	Chairman’s Statement
8	Chief Executive Officer’s Review
10	Strategy
34	Business Review
48	Therapy Area Review
66	Resources Review
74	Financial Review

Corporate Governance
88	Corporate Governance Report
98	Audit Committee Report
102	Directors’ Remuneration Report

Financial Statements
128	Auditor’s Reports
132	Consolidated Statements
136	Group Accounting Policies
141	Notes to the Group Financial Statements

Additional Information
194	Development Pipeline
198	Patent Expiries
199	Risk
214	Geographical Review
220	Responsible Business
222	Financials (Prior year)
225	Shareholder Information
230	Corporate Information
231	Trade Marks
232	Glossary
235	Index

AstraZeneca Annual Report and Form 20-F Information 2013	1

Strategic Report

AstraZeneca at a glance

We are a global, innovation-driven biopharmaceutial business.

Financial summary

$25.7 billion	$8.4 billion	$5.05

Sales down 6% at CER to $25,711 million ($27,973 million in 2012)	Core operating profit down 23% at CER to $8,390 million ($11,159* million in 2012)	Core EPS for the full year decreased by 23% at CER to $5.05 ($6.83^ in 2012)

$3.0 billion	$3.7 billion	$2.04

Net cash shareholder distributions decreased by 49% to $2,979 million, partly as a result of the cessation of the share repurchase programme ($5,871 million net cash shareholder distributions including

$2,206 million net share repurchases in 2012)

	Reported operating profit down 51% at CER to $3,712 million ($8,148 million in 2012)	Reported EPS for the full year decreased by 55% at CER to $2.04 ($4.95† in 2012)

*  Restated for new Core definition (as detailed on page 224).

^  Restated for new Core definition and adoption of IAS 19 (2011) (as detailed on pages 136 and 224).

†Restated on adoption of IAS 19 (2011) (as detailed on page 136).

Our proposition to investors

AstraZeneca is one of only a handful of pure-play biopharmaceutical companies to span the entire value chain of a medicine from discovery, early- and late-stage development to manufacturing and distribution, and the global commercialisation of primary care, specialty care-led and specialty care medicines that transform lives.

Our primary focus is on three important areas of healthcare: Cardiovascular and Metabolic disease (CVMD); Oncology; and Respiratory, Inflammation and Autoimmunity (RIA). We are also active in the Infection, Neuroscience and Gastrointestinal (ING) disease areas.

We operate in more than 100 countries and our innovative medicines are used by millions of patients worldwide.

We want to be valued as a source of great medicines and trusted as a company that delivers business success responsibly. We are committed to operating with integrity and high ethical standards across all our activities. We push the boundaries of science to deliver life-changing medicines.

Our 10 leading medicines by sales value are:

Cardiovascular and Metabolic disease		Oncology

More people die annually from cardiovascular diseases than from any other cause – an estimated 17.3 million people in 2008 – representing 30% of all global deaths. Worldwide, 347 million people have diabetes*. CVMD medicines represented 34% of our sales in 2013		Cancer is a leading cause of death worldwide and accounted for 8.2 million deaths in 2012*. Cancer medicines represented 12% of our sales in 2013

Crestor	Seloken/Toprol-XL	Iressa	Faslodex	Zoladex
for managing	for hypertension, heart	for lung cancer	for breast cancer	for prostate and
cholesterol levels	failure and angina			breast cancer

2011: $6,622m	2011: $986m	2011: $554m	2011: $546m	2011: $1,179m
2012: $6,253m	2012: $918m	2012: $611m	2012: $654m	2012: $1,093m
2013	2013	2013	2013	2013
$5,622m	$750m	$647m	$681m	$996m
(-8%)	(-18%)	(+11%)	(+6%)	(0%)
* WHO data.

2	AstraZeneca Annual Report and Form 20-F Information 2013

A global science-led company

* All figures are approximate.

Respiratory, Inflammation and Autoimmunity		Other leading medicines

Some 235 million people suffer from asthma and an estimated 64 million people had COPD in 2004*. RIA medicines represented 18% of our sales in 2013

Pulmicort	Symbicort	Nexium	Seroquel XR	Synagis
for asthma and COPD	for asthma and COPD	for acid-reflux	for schizophrenia, bipolar disorder and major depressive disorder	for RSV, a respiratory infection in infants
2011: $892m	2011: $3,148m	2011: $4,429m	2011: $1,490m	2011: $975m
2012: $866m	2012: $3,194m	2012: $3,944m	2012: $1,509m	2012: $1,038m
2013	2013	2013	2013	2013
$867m	$3,483m	$3,872	$1,337m	$1,060m
(+1%)	(+10%)	(0%)	(-12%)	(+2%)

AstraZeneca Annual Report and Form 20-F Information 2013	3

Strategic Report | AstraZeneca at a glance

Financial overview

Sales

$m (-6%)

Net cash flow from

operating activities $m

Core operating profit

$m (-22%)

Reported operating profit

$m (-51%)

Core earnings per

Ordinary Share $ (-23%)

Reported earnings per

Ordinary Share $ (-55%)

Operational overview

Achieve Scientific Leadership

Return to Growth

Be a Great Place to Work

99 pipeline projects

>	including 85 in clinical development and 14 either approved, launched or filed

11 NMEs in Phase III of development or under regulatory review

>	almost double compared with 2012 and achieving our 2016 target volume almost three years ahead of schedule

4 NME progressions to Phase III

>	benralizumab, selumetinib, olaparib and moxetumomab pasudotox

33 projects successfully progressed

>	to the next stage of development (including 14 projects entering first human testing)

15 projects withdrawn

6% reduction in revenue

>	Revenue fell by 9% in the US, 9% in Europe and 10% in Established ROW. Revenue rose by 8% in Emerging Markets

$2.2bn loss of exclusivity reduction

>	Some $2.2 billion of revenue decline was related to loss of exclusivity on brands such as Arimidex, Atacand, Crestor, Nexium and Seroquel IR.

$1.2bn revenue growth in our five growth platforms

>	(Brilinta, diabetes, Emerging Markets, respiratory, Japan)

8% growth in Emerging Markets

>	including 19% growth in China

$1.8bn non-cash, non-Core, pre-tax impairment charge

>	incurred as a result of Bydureon sales below commercial expectations

>	To drive accountability and improve decision making, we made our organisational structure flatter. Seventy percent of employees are now within six management steps of the CEO, compared to 40% of employees within six steps in 2012

>	A ‘pulse’ survey showed 84% employee belief in our strategy, in line with the pharmaceutical sector norm

>	Employees are now able to connect wirelessly across our sites. Further IT changes are under way to improve performance, and enhance the security and privacy of our information

Our year in brief

2013

January

AstraZeneca and Moderna Therapeutics announce exclusive agreement to develop pioneering messenger RNA Therapeutics

AstraZeneca and Karolinska Institutet announce intention to create Integrated Translational Research Centre

		Cambridge Biomedical Campus in the UK selected as location of new global R&D centre and corporate headquarters Top-line results for SAVOR-TIMI 53 cardiovascular outcomes trial of Onglyza	September
Changes to the Senior Executive Team announced			AstraZeneca ranks in top 3% in the sector in the Dow Jones Sustainability and World Indexes with a score of 85% Initiation of Phase III clinical programme for olaparib
March

Australia Federal Court holds Crestor patents invalid. US litigation over Crestor patent settled

Announce strategy to Return to Growth and Achieve Scientific Leadership, as well as restructuring and investment in strategic R&D centres in the US, the UK and Sweden

	June	July	October
	Announce decision not to proceed with regulatory filings for fostamatinib in rheumatoid arthritis following top-line results from Phase III OSKIRA trials	AstraZeneca and FibroGen agree to collaborate to develop and commercialise roxadustat (FG-4592) for anaemia in chronic kidney disease and end-stage renal disease	Initiation of Phase III for selumetinib for advanced or metastatic non-small cell lung cancer

4	AstraZeneca Annual Report and Form 20-F Information 2013

Shareholder distributions

Distributions to shareholders $m

	2013	2012		2011
Dividends	3,461	3,665		3,764
Share repurchases[1]	–	2,635	[2]	6,015	[3]
Total	3,461	6,300		9,779

Dividend per Ordinary Share $
	2013	2012		2011
Dividend per Ordinary Share	2.80	2.80		2.80

Dividend for 2013

	$	Pence	SEK	Payment date
First interim dividend	0.90	59.2	5.92	16 September 2013
Second interim dividend	1.90	116.8	12.41	24 March 2014
Total	2.80	176.0	18.33

[1]	The share repurchase programme was suspended effective 1 October 2012.
[2]	Share repurchases in 2012, net of proceeds from the issue of share capital equal to $429 million, were $2,206 million.
[3]	Share repurchases in 2011, net of proceeds from the issue of share capital equal to $409 million, were $5,606 million.

Strategic R&D centres

In 2013 we announced our intention to increase our proximity to bioscience clusters and co-locate around three strategic sites

Gaithersburg, US	Cambridge, UK	Mölndal, Sweden

Connections to National Institutes of Health and Johns Hopkins University	Connections to the University of Cambridge and its world-class bioscience community	Connections to Karolinska Institutet and Medicon Valley

Acquisitions

Over the past three years we have completed more than 150 major business development transactions. In 2013, we announced the following acquisitions:

AlphaCore – a biotech company focused on a novel approach to CVMD

Amplimmune – a biologics company developing novel therapeutics in cancer immunology

Omthera – a specialty company working on new therapies for dyslipidaemia

Pearl Therapeutics – a company focused on respiratory disease

Spirogen – a biotech company focused on antibody-drug conjugate technology for use in oncology

Acquisition of global diabetes business – purchase of BMS’s 50% interest in AstraZeneca’s and BMS’s joint diabetes business

See the Therapy Area Review from page 48 for more information.

2014

Benralizumab advances to Phase III for severe asthma

Marc Dunoyer appointed CFO and Executive Director on Simon Lowth’s departure from AstraZeneca

US Court of Appeals for the Federal Circuit reverses trial court decision that generic defendants do not infringe a patent protecting Pulmicort Respules in the US but affirms that another patent is invalid

November

ipodystrophy, but does not recommend for the treatment of partial lipodystrophy for the proposed indication

Announce top-line results from Phase III monotherapy study of lesinurad in gout patients

Announce agreement to acquire BMS’s 50% interest in AstraZeneca’s and BMS’s joint diabetes business

Following performance below commercial expectations in relation to Bydureon, incur a non-cash, non-Core, pre-tax impairment charge of approximately $1.8 billion
Announce plans to invest $190 million in a new facility to produce Zoladex at our global manufacturing site in Macclesfield in the UK
December	January 2014
Fluenz Tetra is granted marketing authorisation by the EC FDA Advisory Committee recommends metreleptin for the treatment of paediatric and adult patients with generalised	FDA approves Farxiga in the US for adults with Type 2 diabetes EC approves Xigduo in the EU for adults with Type 2 diabetes

AstraZeneca Annual Report and Form 20-F Information 2013	5

Strategic Report

Dear shareholder

One of the key responsibilities of a board of directors is to set a company’s strategy. As the CEO outlines in his Review on the following pages, and as we seek to demonstrate throughout this Annual Report, your Board has chosen a very clear strategic route to follow. It is rooted in our heritage as a company focused on innovative science to deliver great medicines and sets out our ambition to lead in science and return to growth.

Good governance

As your Directors review our strategy and carry out their other duties, it is my role as Chairman to lead the Board effectively. To my mind, good governance is at the heart of that. So that you can easily see how we are governed, we have provided a corporate governance overview on page 26 of this Annual Report. We also briefly describe how our governance structure supports the delivery of our business strategy. You can find more detail in my full Corporate Governance Report from page 88. On page 24, we have also provided an overview of the risks that might prevent us from achieving the full potential of our strategy.

Transparent reporting

Hand in hand with good governance goes transparent reporting and this year we have made a number of other changes in the Annual Report intended to promote this. Some have been caused by changes in UK reporting regulations, others by changes to the Corporate Governance Code and some by ever-evolving reporting best practice. Significant changes include the introduction of a Strategic Report, which starts by explaining our business model and goes on to describe how each element helps deliver our strategic goals. The Strategic Report is introduced in more detail on page 1.

This year, the Annual Report also includes a revised Directors’ Remuneration Report from page 102, which is introduced by the Chairman of the Remuneration Committee, John Varley. A separate Audit Committee Report is introduced by the Chairman of the Audit Committee, Rudy Markham.

All the changes we have made are also intended to reflect our greater than ever efforts to make this Annual Report fair, balanced and understandable.

Challenging environment

Any balanced review of AstraZeneca needs to reflect the environment in which we operate. The challenging conditions which I touched on last year continue. The world pharmaceutical market is still growing and underlying demographic trends remain favourable to long-term industry growth. However, many of the drivers of demand and supply in the industry are under pressure.

6	AstraZeneca Annual Report and Form 20-F Information 2013

On the demand side, we face increased competition from generic drugs as some of the world’s most successful medicines come off patent. In addition, securing recognition (through reimbursement approval) and reward for innovation (through favourable pricing and sales) is becoming more difficult in the face of intense pricing pressures, particularly in Established Markets facing rising healthcare costs. On the supply side, the industry faces an ongoing R&D productivity challenge. R&D costs have risen significantly over the past decade, while industry-wide probability of success of new medicines, though showing some recent signs of improvement, has not kept pace.

Loss of exclusivity

Loss of exclusivity has had, and continues to have, a significant impact on AstraZeneca. In 2013, loss of exclusivity on brands such as Arimidex, Atacand, Crestor, Nexium and Seroquel IR in a number of markets accounted for a revenue decline of some $2.2 billion. Over the coming years, this trend will continue as medicines such as Crestor, Nexium and Seroquel XR continue to lose exclusivity in markets such as the US and Europe.

Of course, loss of exclusivity is a normal part of an innovative medicine’s life-cycle. It comes at the end of the period when a new medicine is safeguarded from being copied so that we can generate returns on the investment we have made, both to reinvest in the business and provide an appropriate return to you, our owners. A well-functioning intellectual property system of this type, which rewards innovation, is the principal economic safeguard in our industry. It underpins our business model, which we explore in more detail in the Business model section from page 10.

Our performance in 2013

As expected, our financial performance in 2013 reflected the ongoing impact of the loss of exclusivity for several key brands, with revenue down 6% to $25,711 million (2012: $27,973 million). Core operating profit fell by 22% to $8,390 million (2012: $11,159 million). The decline in revenue was, in part, offset by our key growth platforms: Brilinta, our diabetes franchise, respiratory, Emerging Markets and Japan, which delivered an incremental $1.2 billion of revenue in 2013.

Core EPS for 2013 were $5.05, down 23% on 2012. This decline was greater than the decline in revenue primarily due to our investment in our key growth platforms and strengthened pipeline. Reported EPS for the year was down 55% to $2.04. The impairment of Bydureon in the fourth quarter reduced Reported EPS by $1.10, resulting in a Reported loss per share for the quarter of $0.42.

A responsible company

I firmly believe that our commitment to good financial performance needs to be matched by a continued focus on being a responsible company, by working with integrity and delivering sustainable business development. I therefore fully support the decision we have made to focus our responsible business activities on access to healthcare, diversity and reducing our environmental impact. It is where I believe we are able to implement standards that will accelerate our business strategy and deliver wider benefits to society.

It is also gratifying to see our current efforts recognised by again being listed in the Dow Jones Sustainability World Index in 2013, with a record-equalling score, and retaining our listing on the European Index for the sixth year running.

Return to shareholders

Consistent with our progressive dividend policy to maintain or grow the dividend each year, the Board has recommended a second interim dividend of $1.90. This brings the dividend for the full year to $2.80 (176.0 pence, SEK 18.33).

The Board regularly reviews our distribution policy and overall financial strategy to continue to strike a balance between the interests of the business, our financial creditors and our shareholders. Having regard for business investment, funding the progressive dividend policy and meeting our debt service obligations, we currently believe it is appropriate to continue the suspension of the share repurchase programme which was announced in October 2012. We continue to target a strong, investment grade credit rating.

Outlook

As we look to the future, we expect a low-to-mid single digit percentage decline in revenue at CER for 2014. In percentage terms, Core EPS for 2014 is expected to decline in the teens at CER. Following the acquisition of BMS’s 50% interest in our joint diabetes business, and as the diabetes business’s pipeline of new products is progressively launched, we expect 2017 revenues will be broadly in line with 2013 revenues. This expectation involves a number of assumptions, including, among other things, Nexium US generic launch in May 2014.

Appreciation

Before closing, and on behalf of the Board, I want to thank the employees of AstraZeneca whose efforts helped us achieve so much in 2013 as we lay the foundations for leading in science and returning to growth. In particular, I want to express my appreciation to Pascal and all the members of the SET for the leadership they have shown and the inspiration they have provided to the organisation.

Finally, I would like to thank all my fellow Directors for the contribution they have made to our discussions throughout a busy 2013. We look forward to welcoming as many of you as possible to our Annual General Meeting in April.

Leif Johansson

Chairman

AstraZeneca Annual Report and Form 20-F Information 2013	7

Strategic Report

Chief Executive

Officer’s Review

Dear shareholder

At our Investor Day in March 2013, we set out our strategy to Achieve Scientific Leadership, Return to Growth and ensure AstraZeneca is a Great Place to Work. A year on, we’ve built momentum behind our strategic priorities, in particular our objective of achieving scientific leadership, and started to deliver on some of the targets we have set ourselves. You can find more detail about the progress being made throughout this Annual Report, together with some case studies indicating how our pioneering science has the potential to transform lives.

Achieving scientific leadership

Accelerating and replenishing our portfolio in our three core therapy areas is central to our mission and vital to our success. I’m really pleased by the progress made during 2013. At the end of the year, we had 99 projects in our pipeline, of which 85 were in the clinical phase of development and 14 were approved, launched or filed. That total included 11 new molecular entities, or NMEs, in Phase III of development or under regulatory review, almost double the number we had at the end of 2012.

Four NMEs that progressed to Phase III came from our existing pipeline: olaparib, selumetinib and moxetumomab pasudotox are potential cancer treatments, while benralizumab is for severe asthma. A further two NMEs came from transactions we undertook during the year: PT003, for the treatment of COPD, came to us from the acquisition of Pearl Therapeutics and Epanova, a novel treatment for dyslipidaemia, came from the acquisition of Omthera.

Alongside this, we submitted regulatory filings for naloxegol, for opioid-induced constipation, in the EU and US, and olaparib in the EU. Our diabetes treatment, Farxiga, was approved in the US in January

2014, having been approved in the EU in 2012 under the name Forxiga. Xigduo, also for diabetes, was approved in the EU in January 2014.

I am particularly excited about the progress we made with our early-stage pipeline in 2013, including the multiple trials that are now under way in our cancer immunotherapy portfolio. Collaborations and acquisitions further strengthened the progress being made, including AlphaCore in cardiovascular and metabolic disease as well as Amplimmune and Spirogen in oncology.

Of course, there is no innovation without risk and we discontinued 15 projects during the year. This included fostamatinib where the results of clinical trials meant we decided not to proceed with regulatory filings.

We continue to redeploy resources to convert our promising late-stage pipeline into medicines that will transform patients’ lives and fund our growth platforms. Our productivity and efficiency programmes are providing some of the headroom to make those investments possible.

Platforms for growth

As the Chairman noted, our five growth platforms delivered an incremental $1.2 billion of revenue in 2013. While our focus on these platforms is beginning to bear fruit, we have more work to do if they are to deliver to their full potential.

Brilinta/Brilique is a key product for us and it continues to grow globally. However, despite encouraging progress in the US, there are challenges that are still to be overcome.

Our long-term commitment to diabetes was reinforced with the acquisition of BMS’s 50% interest in our joint diabetes business. The acquisition, which was completed in February 2014, included the rights for the development, manufacture and commercialisation of the business’s global diabetes assets. We believe that consolidating ownership of this portfolio will allow us to serve the needs of people with diabetes better. As a result of sales below expectations, we incurred an impairment charge for Bydureon, acquired as part of the BMS acquisition of Amylin. Nevertheless, we continue to have confidence in the commercial future of the product.

Overall, diabetes revenues grew globally last year and we are stepping up our investment and improving execution of our plans to take full advantage of our unique portfolio.

In our respiratory franchise, Symbicort drove growth with a strong performance in the US, Japan and Emerging Markets. In Japan, our second largest market, growth was also helped by the performance of Nexium. Emerging Markets revenue growth of 8% meant we met our target of high single digit growth (at CER), with growth in China of 19% over the year.

While our revenue continues to be impacted by the loss of exclusivity for key brands, reducing by $2.2 billion in 2013, the progress being made provides us with the confidence that our 2017 revenues will be broadly in line with what we achieved in 2013.

8	AstraZeneca Annual Report and Form 20-F Information 2013

Great place to work

Our achievements are, of course, down to the people who work at AstraZeneca, as well as our partners and collaborators. However, I firmly believe that these efforts are more productive when we all share a common purpose. That is why I attach such great importance to the work we did during the year both to define our purpose as a Group – who we are and the unique contribution we make – as well as to define the values that describe our fundamental beliefs and bring our purpose to life.

Over 30,000 employees registered for our ‘culture jam’, an online conversation about what it means to push the boundaries of science to deliver life-changing medicines, and about what our values mean in practice. It was a defining moment for AstraZeneca that demonstrated the passion our employees have for the work they do.

Alongside this, I am pleased with the progress made following our decision to invest in three strategic R&D centres, including the creation of a new UK-based centre in Cambridge. This will bring teams together and closer to scientific partners, helping improve collaboration, as well as reducing complexity and eradicating unnecessary cost.

Overall progress is reflected in surveys that have shown an increasing employee belief in our strategic course. This is heartening, not least because implementation of our strategic priorities has created uncertainty for many. For my part, I will continue to work to ensure that we undertake the necessary changes with respect for the individuals concerned.

A great place to work needs great leaders and we welcomed many talented individuals at all levels in 2013. The year also saw two of our SET members leave. Simon Lowth left us at the end of October after nearly six years at AstraZeneca. He made a significant and lasting contribution to the business. I will miss him and would like to wish him well in the next chapter of his career. Also stepping down during the year was Lynn Tetrault, who did so on health grounds. I wish her a speedy recovery to full health. Lynn also made a significant contribution throughout her long career.

In Simon’s place I am pleased to be able to welcome Marc Dunoyer who joined us in June 2013 and took over as Chief Financial Officer in November 2013. While we look for permanent successors, I am grateful to Ruud Dobber, who assumed the portfolio strategy role, and Caroline Hempstead who took over Lynn’s role. They are part of a strong SET team that continues to provide inspirational leadership as we focus the organisation on the continued delivery of our goals.

Looking ahead

As I commented at the start of my Review, I am pleased with the momentum we built in 2013 against our strategic priorities, particularly our objective of achieving scientific leadership. I look forward to reporting on how our journey progresses in 2014 as we seek to build on our successes and realise our ambition for AstraZeneca.

Pascal Soriot

Chief Executive Officer

AstraZeneca Annual Report and Form 20-F Information 2013	9

Strategic Report | Strategy | Business model

How we add value

In this section, we describe our business model and the purpose, ambition and values that drive what we do and how we do it.

We outline how we add value, our strategic priorities, how we measure our success and the risks we face. We also describe how we are governed and paid, and how this supports our strategy.

Our business model

Promoting and rewarding innovation

Research and Development

Creation and acquisition of intellectual property through innovative R&D	Application for patents to protect the intellectual property assets developed in a potential medicine	Clinical development programmes to determine the safety and efficacy of the potential medicine and generate further intellectual property rights and data for regulatory submissions

10	AstraZeneca Annual Report and Form 20-F Information 2013

Unmet medical need

We are living in a time when underlying demographic trends are favourable to long-term pharmaceutical industry growth, and innovative scientific research continues to deliver new ways of satisfying unmet medical need. However, as the Our marketplace section from page 13 demonstrates, the economic, social and political environment in which we operate presents major challenges, as well as opportunities. Our strategic priorities section from page 16 defines our response to this environment.

Resources

In everything we do, we seek to optimise the value of all our resources. These include both our employees and the relationships we have with our partners, collaborators and suppliers. Our assets also include our intellectual property, our infrastructure and other physical assets. See the Resources Review from page 66 for more information.

Life-cycle of a medicine

We are one of very few pure-play biopharmaceutical companies (that is, not involved in consumer or animal healthcare, diagnostics or medical devices) to span the entire value chain of a medicine from research, early- and late-stage development to manufacturing and distribution, and the global commercialisation of primary care, specialty care-led and specialty care medicines that transform lives. Our life-cycle management process (including line extensions) is designed to ensure a medicine’s continued safe use and to explore its potential for treating other diseases, or for extending its use into additional patient groups. See the Business Review from page 34 for more on our activities across a medicine’s life-cycle. The Therapy Area Review from page 48 describes our activities across our chosen therapy areas.

Return to shareholders

The revenue we earn from the sale of our medicines generates the cash flow that helps us fund business investment, our progressive dividend policy, and meet our debt service obligations. We aim to strike a balance between the interests of the business, our financial creditors and our shareholders. See the Financial Review from page 74 for more information.

Improved health

We believe that continuous innovation in medical progress is vital to achieving sustainable healthcare. It adds value by:

>	leading to better health outcomes and transforming patients’ lives
>	enabling healthcare systems to save costs and be more efficient
>	delivering value beyond the medicines themselves by, for example, improving access to healthcare and healthcare infrastructure
>	contributing to the development of the communities in which we operate, via local employment, and partnering.

Promoting and rewarding innovation

The creation and protection of our underlying intellectual property assets, as outlined below, are essential elements of our business model. Developing a new medicine is risky, costly and time consuming. It requires significant investment over 10 or more years before product launch, with no guarantee of success. For this to be viable, the new medicine must be safeguarded from being copied, with a reasonable amount of certainty and for an acceptable period of time, so we can generate the returns to reinvest in the business and provide an appropriate return to shareholders.

The loss of key product patents has affected sales significantly in recent years and will continue to do so. A key goal for our planning process is to ensure we sustain the cycle of successful innovation and so continue to refresh our portfolio of patented products that transform lives and generate shareholder value.

Sales and Marketing

Period of intellectual property protection for an innovative medicine which allows a return to be made on the investment undertaken	Expiry of intellectual property rights and commoditisation of knowledge which typically sees generic versions of a medicine entering a market

AstraZeneca Annual Report and Form 20-F Information 2013	11

Strategic Report | Strategy

Pioneering science,

life-changing medicines

A company’s purpose defines its unique contribution to the world.

Purpose We push the boundaries of science to deliver life-changing medicines.

Values

>	We follow the science
Science is at the heart of our business and is the basis for everything we do. We make decisions based on strong scientific evidence, encourage curiosity and always look to push the boundaries.

>	We put patients first
Patients are why we come to work every day. We always seek to understand and reflect their needs. We watch the wider healthcare environment and look to apply knowledge and experience from the external environment into our work.

>	We play to win
Expectations are high. We challenge each other, make courageous choices and set high standards across the board. We work together and use the strengths and diversity both within and beyond AstraZeneca.

>	We do the right thing
We always take personal accountability for our actions and challenge those that are not in line with our values. We approach every interaction with candour, honesty and integrity.

>	We are entrepreneurial

Excellence isn’t always achieved first time, sometimes persistence is required. We seize opportunities, act with urgency and take smart risks. Whether we succeed or fail, there is always a valuable lesson.

At AstraZeneca we want the way we work, as embodied in our strategy and values, to bring our purpose to life. That is why, in a year when we refreshed our strategic priorities, we also reassessed our purpose and values. This was to make sure that we express clearly our purpose and values and the behaviours necessary to realise our strategic ambitions to Achieve Scientific Leadership, Return to Growth, and Be a Great Place to Work.

To bring our purpose to life for employees, we also took a fresh look at the values that define our beliefs as a company, guide our decision making and underpin our drive for business success. Following a review of our culture and need to deliver a redefined strategy, we identified five values intended to build on our strengths and highlight areas for transformation. Senior leaders and management teams from across the business contributed to the development of these values. We also held an online culture jam event in November 2013, to enable an organisation-wide, virtual dialogue to share ideas and create understanding of what our refreshed values mean.

Each value has a corresponding set of behaviours, that describe what is required at the individual level to demonstrate them. They apply to all employees and are complemented with manager accountabilities, which define what we expect from our managers.

12	AstraZeneca Annual Report and Form 20-F Information 2013

Our marketplace

The pharmaceutical industry has doubled in value since 2000.

World pharmaceutical market sales

World

$bn (2.5%)

US

$bn (-0.4%)

Europe

$bn (1.1%)

Established ROW

$bn (1.3%)

Emerging Markets

$bn (10.7%)

Data based on world market sales using AstraZeneca market definitions as set out in the Market definitions on page 232. Source: IMS Health, IMS Midas Quantum Q3 2013 (including US data). Reported values and growth are based at CER. Value figures are rounded to the nearest billion and growth percentages of total actual value are rounded to the nearest tenth.

Introduction

The pharmaceutical industry has doubled in value since 2000. This growth was powered by a large number of FDA approvals in the second half of the 1990s and the increased use of medicines around the world, driven by the global economic growth of the time. Now, many demand drivers in the industry are under pressure.

Nonetheless, as the figure above shows, the world pharmaceutical market still grew by 2.5% in 2013. While average revenue growth was only 0.36% in Established Markets, Emerging Markets revenue was 30 times higher at 10.7%. The top five pharmaceutical markets in the world remained the US, Japan, Germany, France and China, with the US representing 39.1% of global sales (2012: 40.3%; 2011: 41.1%).

Competition

The industry remains highly competitive. Our competitors are other large research-based pharmaceutical companies that discover, develop and sell innovative, patent-protected prescription medicines and vaccines, as well as smaller biotechnology and vaccine businesses, and companies that produce generic medicines. While many of our peers are confronting similar challenges, these challenges are being met in different ways. For example, while some companies have pursued a focused strategy, others have diversified by acquiring or building branded generics businesses or consumer portfolios, arguing that this enables them to better meet changing customer needs and smooth shareholder risk.

While most organisations continued to pursue their existing strategies in 2013, there were exceptions, with some companies moving away from diversification. Key industry trends included ongoing efforts to improve R&D innovation and productivity, expansion of geographic scope, especially in Emerging Markets and Japan, and the pursuit of operational efficiency. Business development and partnering increased at all stages of product development.

There continued to be a shift away from the development of new primary care medicines towards oncology, other specialty care drugs and orphan diseases. As an illustration, in 2013, just 30% of the new NMEs approved by the FDA were for primary care medicines.

Growth drivers

Expanding patient populations

The world population is expected to rise from its current level, of some seven billion, to reach nine billion by 2050. In addition, the number of people who can access healthcare continues to increase, particularly among the elderly. Globally, it is estimated that between 2000 and 2050, the number of people aged 60 years and over will increase from 605 million to two billion.

Developing markets now represent approximately 85% of the world population and over 20% of the world’s pharmaceutical revenues. Faster-developing economies, such as China, India and Brazil, offer new opportunities for the pharmaceutical industry to help many more patients benefit from innovative medicines. In 2013, pharmaceutical revenues rose in developing markets while those in established markets were broadly static. As the Estimated pharmaceutical sales and market growth – 2017 diagram overleaf shows, we expect this trend to continue.

Unmet medical need

In most Established Markets, ageing populations and certain lifestyle choices such as smoking, poor diet and lack of exercise are increasing the incidence of non-communicable diseases (NCDs), such as cardiovascular and metabolic diseases, cancer, and respiratory diseases, which require long-term management. In 2008, almost two-thirds of deaths globally were from NCDs, with 80% of these in lower- and middle-income countries. By 2030, it is estimated that the number of people dying from cardiovascular diseases will reach 23.3 million a year, while deaths from cancer will continue rising, to an estimated 13.1 million annually.

AstraZeneca Annual Report and Form 20-F Information 2013	13

Strategic Report | Strategy | Our marketplace

Estimated pharmaceutical sales1 and market growth2 – 2017

Advances in science and technology

Innovation is critical if we are to address unmet medical need. Existing drugs will continue to be important in meeting the growing demand for healthcare, particularly with the increasing use of generic medication. At the same time, advances in the understanding of diseases and the application of new technologies will be required to deliver new medicines. Such approaches include personalised healthcare (PHC) and predictive science, as well as other new types of therapy. Advances in the technologies for the design and testing of novel compounds herald fresh opportunities for using innovative small molecules as new medicines. The use of large molecules, or biologics, has also become an important source of innovation, with biologics among the most commercially successful new products. Forecasts for 2018 predict that of the world’s top 100 pharmaceutical products, 51% of sales will come from biologics. This compares with only 39% in 2012 and 17% in 2004. Most pharmaceutical companies now pursue R&D in both small molecules and biologics.

The challenges

R&D productivity

Improving R&D productivity is a critical challenge for the pharmaceutical industry. Global investment in pharmaceutical R&D reached an estimated $135 billion in 2013, a 53% increase from $88 billion in 2004. However, the annual growth in R&D spend has slowed in recent years. In contrast to the increase in spending, the FDA approved 27 NMEs in 2013 (2012: 39), which was in line with the annual average of 26 approvals over the past 10 years.

To ensure the industry delivers a sustainable return on R&D investment, it is working to increase the probability of success in developing commercially viable new drugs and is moving to a lower, more flexible cost base. It does so at a time when regulators and those who pay for our medicines are demanding more and better evidence of comparative effectiveness of compounds, which increases development times and costs.

The industry is using the full range of innovative technologies to achieve and accelerate product approvals. Additionally, greater emphasis is being placed on demonstrating Proof of Concept, which delivers data to show that candidate drugs result in a clinical change with an acceptable endpoint or surrogate in patients.

Regulatory requirements

Our industry continues to be highly regulated. This reflects public demand for safe, effective and high-quality medicines that are responsibly tested, manufactured and commercialised. The nature and geographic scope of our business requires us to maintain important relationships worldwide with health authorities that assess the safety, efficacy and quality of medicines. These include the FDA in the US, the EMA in the EU, the PMDA in Japan and the CFDA in China.

In 2013, the FDA implemented aspects of the Prescription Drug User Fee Act, which was re-authorised in 2012, and EU authorities continued to implement the new pharmacovigilance legislation, also introduced in 2012. These measures share the common goals of protecting patient safety, creating greater transparency in regulation throughout a product’s life-cycle and taking more account of the patient perspective in the regulatory process. There is also a global trend to increase public access to the documentation companies submit to health authorities to support marketing authorisations.

So far as the development of biosimilars is concerned, health authorities continue to face the challenge of developing robust standards to ensure their safety, efficacy and quality. For further information on biosimilars, see the Patent expiries and genericisation section opposite.

There are ongoing efforts to harmonise regulations and achieve global convergence, yet the number of regulations and their impact continue to multiply. Clinical trials that support the registration of products in a regulatory jurisdiction must be relevant to a variety of patient demographics. Programmes using foreign clinical trial data also need to meet each health authority’s requirements and be relevant to their population. Meanwhile, health authorities continue to redefine patient-safety assessment processes. In addition, in emerging pharmaceutical markets, health authorities are developing their own individual requirements and safety initiatives.

The growing complexity and globalisation of clinical studies, and the pressure on industry and healthcare budgets, has led to an increase in consortia, including industry, academia and regulators. These are driving innovation and streamlining regulatory processes, as well as defining and clarifying approval requirements for new technology and approaches, such as PHC. They are also accelerating the development of treatments that address public health priorities.

In another trend, following regulatory approval, the safety and efficacy data of most medicines are being increasingly scrutinised by health technology assessment and/or reimbursement bodies at a national level.

14	AstraZeneca Annual Report and Form 20-F Information 2013

However, when applications are supported by strong data and compelling benefit/risk propositions, regulators continue to approve drugs that address unmet medical need.

Pricing pressure

Pricing and reimbursement continues to be highly challenging in many markets. Most pharmaceutical sales are generated in highly regulated markets where governments and private payers, such as insurance companies, exert various levels of control on pricing and reimbursement. Cost-containment, including limitations on pharmaceutical spending, continues to be a focus. A wave of austerity programmes, following the recent global economic downturn, are further constraining healthcare providers and tougher economic conditions constrain those patients who pay directly for medicines. Additional challenges may arise if suppliers and distributors face credit-related difficulties. At the same time, pharmaceutical companies require significant extra resources to demonstrate to payers the economic, as well as therapeutic, value of medicines.

In 2013, pressures on pricing were driven by the implementation of drug price control mechanisms and other regulatory reforms issued the previous year (for example, the Royal Decree in Spain and the Balduzzi Decree in Italy), as well as price renegotiations due to budget pressures, particularly in France and Belgium.

In the US, the Affordable Care Act has already had a direct impact on healthcare activities despite the fact that many of the healthcare coverage expansion provisions of the Affordable Care Act do not take effect until 2014. For example, in 2010 there was an increase in the mandatory Medicaid rebates. In addition, the pharmaceutical industry, including AstraZeneca, is making prescription drugs more affordable to Medicare beneficiaries through, for example, helping to close the coverage gap in the Medicare Part D prescription drug programme. The industry continues to work with policymakers and regulators to help ensure they strike a balance between containing costs, improving outcomes and promoting an environment that fosters medical innovation.

In August 2011, as part of the bipartisan agreement to raise the federal debt ceiling, the US Congress created the Joint Select Committee on Deficit Reduction (Committee). The Committee was empowered to recommend a package of $1.2 trillion in cost savings with the requirement that, if the Committee failed to reach an agreement, the savings would be achieved through across the board spending cuts (sequestration).

The Committee discussions ended without reaching an agreement and the President and Congress were subsequently unable to reach agreement. Thus, sequestration took effect in March 2013 and impacts most federal government healthcare programmes with broad reductions in federal government spending.

In Europe, governments have continued to implement legislation on mandatory discounts, clawbacks and referencing rules, driving prices down, especially in distressed economies such as Greece and Portugal. In Germany, Europe’s largest pharmaceutical market, manufacturers are now required to prove the additional benefit of their drugs over existing alternatives. If the additional benefit is not shown, the drug is transferred to the German reference pricing system where, for each drug group, a single reimbursement level or reference price is set.

In China, pricing practices are high on the agenda of regulatory authorities. 2013 was impacted by the continuation of the triennial maximum retail drug price review which began in 2012, and more pressure is expected. In Japan, biennial cuts are expected to continue. In Latin America, pricing is increasingly controlled by governments, for example in Colombia and Venezuela.

More about the impact of price controls and reductions, and of healthcare reform in the US, can be found in the Principal risks and uncertainties section from page 200. The principal aspects of price regulation in our major markets are described further in the Geographical Review from page 214.

Patent expiries and genericisation

The patents on some of the biggest- selling drugs ever produced are expiring. As a consequence, payers, physicians and patients in Established Markets have increased access to low-price, generic alternatives in many important classes of primary care drugs. For example, for prescriptions dispensed in the US in 2013, generics constituted 86% of the market by volume (2012: 84%).

Patents only protect pharmaceutical products for a finite period and the expiry or early loss of patents often leads to the availability of generics. Generic versions of drugs are very competitive with significantly lower pricing than the innovator equivalents. This is partly due to lower investment by generic manufacturers in R&D and market development. While generic competition has traditionally occurred when patents expire, it can also happen where the validity of patents is disputed or successfully challenged before expiry. Such early challenges have increased with generics companies increasingly willing to launch products ‘at risk’, for example, prior to the resolution of the relevant patent litigation. This trend is likely to continue, resulting in significant market presence for the generic version during the period in which litigation remains unresolved, even though the courts may subsequently rule that the innovative product is properly protected by a valid patent. The unpredictable nature of patent litigation has led innovators to seek to settle such challenges on terms acceptable to both innovator and generic manufacturer. However, some competition authorities have sought to challenge the scope and/or availability of this type of settlement agreement.

Biologics have, to date, sustained longer life-cycles than traditional small molecule pharmaceuticals and have faced less generic competition. With limited experience to date, the substitution of biosimilars for the original branded product has not followed the same pattern as generic substitution in small molecule products and, as a consequence, erosion of branded market share has not been as rapid. This is also due to a more complex manufacturing process for biologics compared with small molecule medicines. In addition, it is due to the inherent difficulties in producing a biosimilar which, as a biological equivalent, rather than an exact chemical copy, could require additional clinical trials. However, with regulatory authorities in Europe and the US continuing to implement abbreviated approval pathways for biosimilar versions, innovative biologics are likely to become increasingly subject to competition from biosimilars.

Building trust

The pharmaceutical industry faces challenges in building and maintaining trust, particularly with governments and regulators. The past decade has seen a significant increase in the number of settlements between innovator companies and governmental and regulatory authorities for violating various laws. Companies are taking steps to address this reputational challenge by embedding a culture of ethics and integrity, adopting higher standards of governance and improving relationships with employees, shareholders and other stakeholders.

In July 2013, it emerged that a number of companies, including pharmaceutical businesses, were under investigation by the China Public Security Bureau following allegations of bribery and criminal offences. Investigations by the DOJ and SEC under the Foreign Corrupt Practices Act are also continuing.

AstraZeneca Annual Report and Form 20-F Information 2013	15

Strategic Report | Strategy

Our strategic priorities

Our strategic priorities define how we are responding to the external environment and focusing our efforts and resources to ensure we can deliver our purpose.

We believe that biopharmaceuticals remains an attractive business, with strong underlying drivers of demand: expanding and ageing populations; a growing chronic disease burden; and increasing wealth through economic growth, especially in Emerging Markets. While the hurdles to adopting new products have increased, people are still willing to pay for differentiated, innovative medicines that transform lives.

In response to these circumstances and, as we announced at our Investor Day in March 2013, we have made a clear set of choices. We will:

>	focus our R&D and commercial investments
>	prioritise and accelerate promising assets and business development
>	transform our innovation model and the way we work.

We will do this through our strategic priorities which are to:

1	Achieve Scientific Leadership
2	Return to Growth
3	Be a Great Place to Work.

The table from page 18 examines our strategic priorities in more detail, explains what they mean and how we are implementing them.

Distinctive capabilities

Our chosen priorities reflect our belief that AstraZeneca has the skills and capabilities to take advantage of the opportunities that exist:

Pipeline and science Few pharmaceutical companies can match our combination of capabilities in small molecules, biologics, immunotherapies and protein engineering. These capabilities allow us to produce combination therapies (such as drug antibody conjugates) and customisable molecules, targeted to specific patient populations. We also have good underlying discovery science and strong disease knowledge, research portfolios, and related technology platforms in a number of areas.

Commercial presence Over the past decade, we have developed strong commercial franchises that address oncology, cardiovascular, metabolic and respiratory diseases. We have a significant commercial capability in primary care.

We also have a strong position in China and other Emerging Markets. We combine a global reach with local customer relationships and are pioneering new customer-focused commercial models.

We need to build on these strong foundations. We also have to address some key challenges. AstraZeneca is faced with a number of significant patent expiries in the coming years and we must improve our R&D productivity by delivering more products successfully from our Phase III pipeline. Once medicines are approved for use, we need to improve the way in which we launch products. Organisationally, we need to reduce our costs, change our culture, and simplify and improve the way we work.

Innovation and growth

Our strategic priorities are focused on innovation and returning to growth. They are based on:

>	science-led innovation
>	a broad R&D platform built on three core therapy areas
>	a balanced portfolio of specialty and primary care products
>	a global commercial presence, with strength in Emerging Markets.

Strategic R&D centres

In March 2013, as part of our strategy, we announced plans to invest in strategic R&D centres in Gaithersburg, Maryland, US, in Cambridge, UK, and in Mölndal, Sweden. Our aim is to improve pipeline productivity and to establish AstraZeneca as a global leader in biopharmaceutical innovation.

The centres are a major investment, designed to locate more of our scientists close to globally recognised bioscience clusters, bring teams together to improve collaboration, and simplify our footprint and so reduce complexity and eliminate unnecessary cost.

In June 2013, we confirmed that our new UK-based global R&D centre and corporate headquarters will be located at the Cambridge Biomedical Campus on the outskirts of the city. The planned investment of around $515 million is expected to be completed by 2016.

It is planned that R&D work will no longer be carried out at our Alderley Park site in the UK. Over the next three years, around

1,600 roles will relocate from Alderley Park, with a significant majority going to the new centre in Cambridge and the remainder to our nearby Macclesfield facility or sites outside the UK. At least 700 non-R&D roles are expected to remain at Alderley Park. We will explore all options to ensure Alderley Park has a successful future.

In the US, a number of roles have already relocated to our facility in Gaithersburg, while most of the others will move during 2014. Our site in Wilmington, Delaware will remain our North America commercial headquarters.

Restructuring

Since 2007, we have undertaken significant efforts to restructure and reshape our business to improve long-term competitiveness. The first phase was completed in 2009. The second phase began in 2010 and the restructuring actions were completed in 2011.

At our Investor Day, we described how we were transforming the way we work to deliver our strategy by simplifying the organisation and its processes, while creating an innovative environment. We continue to drive productivity improvements across the organisation, removing complexity, creating additional headroom to invest in the pipeline and key growth platforms, and ensuring returns to our shareholders.

In March 2013, we announced a restructuring programme which was combined with the third phase of the programme announced in February 2012 to create a combined Phase 4 programme. It initially entailed an estimated global headcount reduction of about 5,050 over the 2013–2016 period. The combined programme of changes was estimated to incur $2.3 billion in one-time restructuring charges, of which $1.7 billion were expected to be cash costs. In 2013, the Company continued to implement the Phase 4 programme, incurring costs of $1.4 billion and delivering approximately $400 million of annualised benefits. The overall Phase 4 programme remains on track to deliver approximately $800 million anticipated annual benefits by the end of 2016. Total costs for this programme are now anticipated to be approximately $200 million higher at $2.5 billion.

16	AstraZeneca Annual Report and Form 20-F Information 2013

The Phase 4 programme has been expanded to include additional activities such as a transformation of our IT organisation and infrastructure, the exit of R&D activities in Bangalore, India, and the exit from branded generics in certain Emerging Markets to further reduce costs and increase flexibility. When completed, the expansion of the restructuring programme is expected to deliver a further $300 million in annual benefits by the end of 2016, bringing total anticipated annualised benefits of the Phase 4 programme to $1.1 billion. Total incremental programme costs from these new initiatives are estimated to be $700 million, of which $600 million is cash, bringing the total anticipated cost of our Phase 4 programme to $3.2 billion. The expansion of the programme is estimated to affect approximately 550 positions, bringing the total global headcount reduction under the Phase 4 programme to around 5,600 over the 2013–2016 period.

Final estimates for programme costs, benefits and headcount impact in all functions are subject to completion of the requisite consultation in the various areas, many of which have already begun. Our priority as we undertake these restructuring initiatives is to work with our affected employees on the proposed changes, acting in accordance with relevant local consultation requirements and employment law.

Outlook

As outlined above, our strategy is focused on innovation and returning to growth. In support of this, we have made some choices around our three strategic priorities. We have also been explicit about our immediate priorities, mid-term goals and long-term aspirations.

As we experience a period of patent expiries and declining revenue, our:

>	Immediate priorities are to drive our on-market revenues through investment in our growth platforms and our portfolio of on-market brands. These include products in our three core therapy areas, and a focus on the Emerging Markets and Japan. We are also pursuing business development and investment in R&D. We have already accelerated a number of projects and progressed them into Phase III development.

What differentiates AstraZeneca?

We believe that in implementing our strategic priorities we can achieve the following:

>	A differentiated strategy A pure-play innovation/science strategy combined with global commercial scale

>	Growth levers Internal growth platforms (Brilinta, Emerging Markets, our diabetes portfolio, our respiratory franchise and Japan) can return the Company to growth, accelerated by focused business development

>	Pipeline potential We expect our promising Phase II pipeline to advance to a strong late-stage portfolio by 2016

>	Re-focused delivery Re-focusing efforts on three core therapy areas, resources and business development efforts prioritised for growth and innovation

>	Sustainability Bold steps being taken to transform our R&D innovation model, culture and operating model

>	Shareholder returns Productivity improvement and commitment to our progressive dividend policy.

Our strategic priorities are focused on innovation and returning to growth

They are to:

1 Achieve Scientific Leadership

2 Return to Growth

3 Be a Great Place to Work

The table overleaf examines our strategic priorities in more detail, explains what they mean and how we are implementing them.

>	Mid-term goals to 2016 are to progress our Phase II pipeline and exploit the potential of our biologics portfolio.
>	Long-term aspirations to 2020 and beyond, in line with our strategic ambition, is to Achieve Scientific Leadership and sustainable growth, including the launch of two NMEs annually.

Financial expectations

In February 2014, we updated our financial expectations, which superseded all previous guidance and planning assumptions:

>	we expect a low-to-mid single digit percentage decline in revenue at CER for 2014, with a marginally lower Core gross margin
>	in percentage terms, Core EPS for 2014 is expected to decline in the teens at CER
>	we expect revenues in 2017 will be broadly in line with 2013.

These expectations involve a number of assumptions, including, among other things, Nexium US generic launch in May 2014.

AstraZeneca Annual Report and Form 20-F Information 2013	17

Strategic Report | Strategy | Our strategic priorities

1 Achieve Scientific Leadership
What do we need to do?	How are we implementing this?	For more information
Focus on distinctive science in three core therapy areas

We are focusing on Cardiovascular and Metabolic diseases, Oncology, and Respiratory, Inflammation and Autoimmunity, supplemented by an opportunity-driven approach to Infection, Neuroscience and Gastrointestinal diseases

We work across biologics, small molecules, immunotherapies and protein engineering

Therapy Area Review from page 48
Prioritise and accelerate our pipeline

We are accelerating and investing in key projects, advancing promising projects from our Phase II pipeline with more than 20 NMEs. Looking ahead, we will focus our resources on our most promising assets

Our aim is for five to seven NME Phase III starts by the end of 2014. In the medium term, we will target one or more NME launches annually and longer term, two NMEs annually

Our Development Pipeline section from page 194
Transform our innovation and culture model

We have created two autonomous biotech units, MedImmune and Innovative Medicines and Early Development (IMED), to drive science and innovation. We are recruiting for these organisations. We have also established a clinical development group called Global Medicines Development (GMD)

Research and Development section from page 36
	We are increasing our emphasis on novel science, such as immune-mediated therapy combinations, and PHC	Research and Development section from page 36
	We are increasing our proximity to bioscience clusters and co-locating around three strategic sites in Gaithersburg, Maryland, US; Cambridge, UK; and Mölndal, Sweden	Our strategic priorities section on page 16
2 Return to Growth
What do we need to do?	How are we implementing this?	For more information
Focus on key growth platforms	Brilinta – We are working to deliver Brilinta’s potential to reduce the number of cardiovascular deaths, with leadership plans for the US and markets globally, and further clinical studies	Cardiovascular and Metabolic disease section on page 52
	Diabetes – We are working to maximise the potential of our broad innovative non-insulin anti-diabetic portfolio to become a leader in the treatment of diabetes	Cardiovascular and Metabolic disease section on page 52

Emerging Markets – We are refocusing our efforts on innovative medicines; accelerating our investment in Emerging Market capabilities, with a focus on China and 15 top markets; broadening our reach through multi-channel marketing; and transforming our capabilities to support new products, eg market access and patient affordability

Sales and Marketing section on page 40

Respiratory – We are working to maximise the opportunity of our ‘end-to- end’ strengths in medicines, pipelines and devices to meet significant medical need and the opportunity for growth in asthma and COPD

Respiratory, Inflammation and Autoimmunity section on page 58
	Japan – We are building on our leading oncology franchise and working to maximise our success with launches across the diabetes portfolio and with Symbicort, Brilinta, Nexium and Crestor	Sales and Marketing section on page 40
Accelerate through business development	We are seeking to accelerate growth through larger scale product in-licensing and partnerships, and with bolt-on acquisitions	Sales and Marketing section on page 40
Transform through specialty care and biologics

Our development pipeline is now half small molecules and half biologics. We need to convert our strong biologics pipeline into future launches and to create a specialty care product portfolio that balances our historic strength in primary care

Therapy Area Review Overview from page 48

18	AstraZeneca Annual Report and Form 20-F Information 2013

3 Be a Great Place to Work
What do we need to do?	How are we implementing this?	For more information
Focus on simplification of our business

We have introduced a flatter organisational structure to drive accountability, and improve decision making and communication

We are developing simpler, more efficient processes, such as in business planning

Employees section from page 66
Drive continued productivity improvements	We are restructuring and reshaping to deliver our science-led site strategy and improve long-term competitiveness	Employees section from page 66
Evolve our culture

We are engaging with employees to promote understanding and belief in our strategy

We will retain the best of our existing culture and change those aspects that hold us back by embedding our new values and behaviours in the organisation and in our performance management system

We are increasing our focus on talent and leadership development with tailored programmes for leaders throughout the organisation

Employees section from page 66

We also need to:

Achieve our Group Financial Targets
What do we need to do?	How are we implementing this?	For more information
Drive on-market value	We are investing in on-market growth platforms to return to growth. We aim to maintain sector-leading productivity by restructuring to create scope for investment and a flexible cost base	Financial Review from page 74
Maintain a progressive dividend	Our dividend policy is to maintain or grow dividend per share	Financial Review from page 74
Maintain a strong balance sheet	We target a strong, investment grade credit rating, operational cash balance, and periodic share repurchases	Financial Review from page 74

Our work is supported by:

Accelerated business development
Our focus is on strategically aligned value-enhancing business development, notably:		Our relationships section from page 70
>	increasing early-stage research deals and academic alliances
>	exploring value-creating peer collaborations
>	pursuing partnering, in-licensing and bolt-on acquisitions to strengthen our core therapy area portfolios
Doing business responsibly
We are committed to being a responsible company, working with integrity and delivering sustainable business development. We have identified three areas for special focus:		Responsible Business section from page 220
>	Access to healthcare
>	Diversity
>	Environment

AstraZeneca Annual Report and Form 20-F Information 2013	19

Strategic Report | Strategy

Key performance indicators

How did we perform against the indicators by

which we measure our success?

	KPI	2012
Achieve Group Financial Targets
See the Financial Review from page 74 for more information	Revenue	$27,973 million
	Cash flow from operating activities	$6,948 million
	Core EPS	$6.83*
	Dividend per share**	$2.80
Achieve Scientific Leadership
See the Research and Development section from page 36 and Therapy Area Review from page 48 for more information	Phase III investment decisions	Lesinurad entered Phase III clinical development following the acquisition of Ardea. Positive Phase III investment decisions achieved for moxetumomab pasudotox and brodalumab
NME major submissions

Quadrivalent live attenuated influenza vaccine (MEDI3250) MAA; Nexium OTC and dapagliflozin/metformin IR FDC (EU). Casodex oral tablet; Nexium; Helicobacter pylori; and Arimidex Oral Dispersible Film submitted (Japan)

	External licensing and/or acquisition opportunities in Phase I/II	Seven opportunities through Amgen (AMG181/MEDI7183, AMG557/ MEDI5872, AMG157/MEDI9929, AMG139/MEDI2070); Gelesis, Inc. (Attiva); Ardelyx, Inc. (AZD1722); and Isis Pharmaceuticals, Inc. (AZD9150)
	Late-stage external licensing and/or acquisition opportunities	Five opportunities, including Amgen (brodalumab); Ardea (lesinurad); Amylin (metreleptin); and Ironwood (linaclotide)
	NME Phase II starts/progressions	Eight starts – tralokinumab; MEDI7183; AZD5847; AZD5213; AZD3241; fostamatinib; AZD8931; and AZD2115

*	Restated for new Core definition and adoption of IAS 19 (2011) (as detailed on pages 136 and 224).
**	First and second interim dividend for the year.

20	AstraZeneca Annual Report and Form 20-F Information 2013

2013	Commentary

$25,711 million

The key growth platforms (Brilinta, the diabetes franchise, respiratory, Emerging Markets and Japan) delivered an incremental $1.2 billion of revenue. This was more than offset by the impact of patent expiries, which reduced revenue by $2.2 billion

$7,400 million

Lower tax and interest payments partially offset the lower operating profit in 2013, after adjusting for impairments and non-cash costs, while working capital movements and a one-off pension fund contribution drove higher outflows in the prior year

$5.05	The decline in EPS was greater than the decline in revenue primarily due to the expenditure in the Company’s key growth platforms and strengthened pipeline
$2.80	Met target of holding or growing dividend per share

Three positive decisions for benralizumab, selumetinib and olaparib	On target to have five to seven projects in Phase III by the end of 2014. Decisions helped us achieve our 2016 target volume for our Phase III pipeline three years ahead of schedule
Three submissions for olaparib (EU) and naloxegol (US and EU)	Submissions contribute to meeting target of at least one NME launch per year by 2015/2016 and sustainable delivery of two NMEs annually by 2020
Four opportunities through AlphaCore; Amplimmune; Pearl Therapeutics (PT010); and Merck (MK-1775/ AZD1775)	Licensing and/or acquisition opportunities contribute to meeting target of sustainable delivery of two NMEs annually by 2020
Three opportunities through Pearl Therapeutics (PT003); Omthera (Epanova); and FibroGen (roxadustat/FG-4592)

Licensing and/or acquisition opportunities helped us achieve our 2016 target volume for our Phase III pipeline three years ahead of schedule and contribute to meeting target of sustainable delivery of two NMEs annually by 2020

Eleven starts, including AZD1722; MEDI2070; AZD4901; tremelimumab; AZD2014; RDEA3170; AZD5069; AZD5213; MEDI8968; and two Phase I expansion projects with patients dosed	Phase II starts and progressions contribute to meeting target of sustainable delivery of two NMEs annually by 2020

AstraZeneca Annual Report and Form 20-F Information 2013	21

Strategic Report | Strategy | Key performance indicators

	KPI	2012
Return to Growth
See the Geographical Review from page 214 for more information	Brilinta	$89 million
	Diabetes franchise	$451 million
	Emerging Markets	$5,095 million
	Respiratory	$4,415 million
	Japan	$2,904 million
Be a Great Place to Work
See the Employees section from page 66 for more information	Organisational structure – percentage of employees within six management steps of CEO	40%
	Employee belief in company strategy	68% (Source: Global FOCUS all-employee survey)
Responsible Business
See the Responsible Business section from page 220 for more information	Dow Jones Sustainability Index ranking	Top 7% of companies
	Confirmed breaches of external sales and marketing codes or regulations globally	10 confirmed breaches
	Number of supplier audits conducted	482 audits

22	AstraZeneca Annual Report and Form 20-F Information 2013

2013	Growth (CER)	Commentary

$283 million sales of Brilinta	216%	Brilinta continues to grow globally. The US remains our priority for Brilinta and there are challenges still to be overcome
$787 million sales across diabetes franchise	75%	Diabetes revenues grew globally last year and we are stepping up our investment and improving execution of our plans
$5,389 million sales in Emerging Markets	8%	Revenue growth met our ambition of high single digit growth (at CER), with growth in China of 19% over the year
$4,677 million sales across respiratory portfolio	7%	Symbicort drove growth, with a strong performance in the US, Japan and Emerging Markets
$2,485 million sales in Japan	4%	Growth at CER was helped by the performance of Symbicort and Nexium

70%		This is a key indicator of our progress in driving accountability and improving decision making and communication
84% (Source: January 2014 pulse survey across a sample of the organisation)		This is a key indicator of employee engagement. Belief level is in line with the pharmaceutical sector norm

Top 3% of companies		Met target of maintaining position in the Dow Jones Sustainability and World Indexes comprising the top 10% of the largest 2,500 companies with a score of 85%
11 confirmed breaches		Continue to report and learn lessons from confirmed breaches of external codes arising from external scrutiny and voluntary disclosure by AstraZeneca
61 audits		Undertaking a risk-based programme of audits across all supplier categories and geographies ensures expectations of suppliers set down in our Global Responsible Procurement Standard are met

AstraZeneca Annual Report and Form 20-F Information 2013	23

Strategic Report | Strategy

Risk overview

What might challenge the delivery of our strategic priorities?

Context	Specific risks we face
Risk: Product pipeline

The development of any pharmaceutical product candidate is a complex, risky and lengthy process involving significant financial, R&D and other resources

Each project may fail or be delayed at any stage of the process due to a number of factors

>  Failure to meet development targets

>  Difficulties in obtaining and maintaining regulatory approvals for new products

>  Failure to obtain and enforce effective IP protection

>  Delay to new product launches

>  Strategic alliances and acquisitions may be unsuccessful

Risk: Commercialisation and business execution

The successful launch of a new pharmaceutical product involves substantial investment in sales and marketing activities, launch stocks and other items. The commercial success of our new medicines is of particular importance to replace lost sales following patent expiry

We may ultimately be unable to achieve commercial success for any number of reasons

>  Challenges to achieving commercial success of new products

>  Illegal trade in our products

>  Developing our business in Emerging Markets

>  Expiry or loss of, or limitations to, IP rights

>  Pressures resulting from generic competition

>  Negative effect of patent litigation in respect of IP rights

>  Price controls and reductions

>  Economic, regulatory and political pressures

>  Abbreviated approval processes for biosimilars

>  Increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation

>  Any expected gains from productivity initiatives are uncertain

>  Changes in leadership, failure to attract and retain key personnel and failure to successfully engage with our employees

>  Failure of information technology and cybercrime

>  Failure of outsourcing

Risk: Supply chain and delivery
We may experience difficulties and delays in manufacturing our products, particularly biologics, and there may be a failure in supply from third parties	> Manufacturing biologics > Difficulties and delays in manufacturing, distribution and sale of our products > Reliance on third party goods
Risk: Legal, regulatory and compliance
Any failure to comply with applicable laws, rules and regulations may result in civil and/or criminal legal proceedings, and/or regulatory sanctions

>  Adverse outcome of litigation and/or governmental investigations

>  Potentially significant product liability claims

>  Failure to adhere to applicable laws, rules and regulations

>  Environmental and occupational health and safety liabilities

>  Misuse of social media platforms and new technology

Risk: Economic and financial
Operating in over 100 countries we are subject to political, socio-economic and financial factors both globally and in individual countries

>  Adverse impact of a sustained economic downturn

>  Political and socio-economic conditions

>  Impact of fluctuations in exchange rates

>  Limited third party insurance coverage

>  Taxation

>  Pensions

>  Financial expectations

24	AstraZeneca Annual Report and Form 20-F Information 2013

We face a diverse range of risks and uncertainties that may adversely affect any one or more parts of our business and prevent us achieving our objectives. Our approach to risk management is designed to encourage clear decision making on which risks we take as a business and how we manage risk, informed by an understanding of the commercial, financial, compliance, legal and reputational implications.

We outline below the main risks that could have a material adverse effect on the business or results of operations. We have also listed how these risks link to our strategic priorities and some of the management actions taken in response. For a more comprehensive description, please see the Risk section from page 199.

Possible		Link to
impacts	Risk management actions	strategic priority

> Reduced long-term growth, revenue and profit > Diminished reputation (R&D capability)

>  Focus on distinctive science in three core therapy areas with strong capabilities

>  Prioritise and accelerate our pipeline

>  Strengthen pipeline through R&D licensing, alliances and scientific partnering

>  Transform our innovation model and culture

>  Focus on simplification

>  Drive continued productivity improvements

>  Active management of IP rights

Achieve Scientific Leadership Return to Growth Be a Great Place to Work Achieve Group Financial Targets

> Reduction in market share and long-term growth > Diminished reputation and employee engagement > Loss of revenue, profit and cash flows

>  Focus on key growth platforms

>  Accelerate through business development and strategic partnerships and alliances

>  Transform through specialty care/biologics

>  Focus on simplification

>  Drive continued productivity improvements

>  Evolve our culture

>  Active management of IP rights

>  Reimbursement and pricing – demonstrating value of medicines/health economics

>  Relocation to strategic science hubs

Return to Growth Be a Great Place to Work Achieve Group Financial Targets

> Delays in planned activities > Loss of sales and revenue

>  Quality management systems

>  Contingency plans including dual sourcing, multiple suppliers and stock levels

>  Supplier audit programme

>  Business continuity initiatives, disaster and crisis management, continuity and data recovery and emergency response plans

Return to Growth Achieve Group Financial Targets

> Diminished reputation > Reduction in profit

>  Strong ethical and compliance culture and infrastructure incorporating all elements of compliance framework

>  Code of Conduct and Global Policies and Standards provide controls for major risks

>  Training for all Directors/employees

>  Management oversight, compliance monitoring and audit programmes to assure compliance

>  Independent reporting channels for employees to voice any concerns confidentially

>  Robust investigation of alleged breaches, followed by appropriate corrective actions

>  Due diligence reviews on acquisitions and integration plans

Be a Great Place to Work Achieve Group Financial Targets

> Loss of revenue, profit, cash flows and ability to access funding	> Strategic/financial management actions eg monitoring and analysis of market conditions, competitors and their strategies > Financial risk management	Achieve Group Financial Targets

AstraZeneca Annual Report and Form 20-F Information 2013	25

Strategic Report | Strategy

Governance and Remuneration

How does the way we are governed support the delivery of our strategy?

Governance
Good governance is crucial to ensuring we are well managed and can deliver our strategic priorities.
The Board
Chairman: Leif Johansson | Senior independent Non-Executive Director: John Varley

All Directors are collectively responsible for the success of AstraZeneca. In addition, the Non-Executive Directors are responsible for exercising independent and objective judgement and for scrutinising and challenging management.

The Board is responsible for setting our strategy and policies, for oversight of risk and corporate governance, and for monitoring progress towards meeting our annual plans. It is accountable to our shareholders for the proper conduct of the business and our long-term success. It represents the interests of all stakeholders.

The Board has delegated some of its powers to four principal committees and the CEO.

Members of the Board and their biographies are shown on pages 28 to 29.

Further details from page 88.

Nomination and		Audit Committee	Remuneration	Science Committee
Governance Committee			Committee
Chairman: Leif Johansson		Chairman: Rudy Markham	Chairman: John Varley	Chairman: Nancy Rothwell

Talented people are critical to the delivery of the Group’s strategy. The Nomination and Governance Committee’s role is to recommend new Board appointments to the Board and to consider, more broadly, succession planning to senior executive management and Board positions. The Nomination and Governance Committee also advises the Board on significant developments in corporate governance.

To deliver the Group’s strategy we must have sound financial and non-financial controls. The Audit Committee is responsible for reviewing our financial reporting, internal controls, compliance with laws and our relationship with our external auditor, as well as risk management.

We seek to attract, retain and develop the highest-calibre talent while paying no more than is necessary. The Group’s short- and long-term incentive plans are closely linked to our strategic and financial goals, and the delivery of sustainable shareholder value. The Remuneration Committee is responsible for the Group’s remuneration policy, which supports the delivery of our strategy.

Achieving Scientific Leadership is key to our strategic success. The Science Committee provides assurance to the Board regarding the Group’s R&D activities, by reviewing and assessing our approaches in our chosen therapy areas, the scientific technology and R&D capabilities we deploy, the quality and development of our scientists, and our decision making.

Further details from page 93.		Further details from page 92.	Further details from page 92.	Further details from page 93.

CEO: Pascal Soriot
The Senior Executive Team (SET) comprises:
CEO	CFO	9 Executive Vice-Presidents	General Counsel	Chief Compliance Officer

The SET is the body through which the CEO exercises the authority delegated to him by the Board. It considers major business issues and makes recommendations to the CEO, and typically also reviews those matters which are to be submitted to the Board for its consideration. The CEO is responsible for establishing and chairing the SET.

Biographies of the members of the SET are shown on pages 30 to 31.

26	AstraZeneca Annual Report and Form 20-F Information 2013

Key roles

Chairman Leadership, operation and governance of the Board, ensuring Board effectiveness.

CEO Responsible to the Board for the management, development and performance of the business.

Senior Independent Non-Executive Director Acts as a sounding board for the Chairman and an intermediary for other Directors and shareholders when necessary.
Gender split of Directors

Remuneration
We seek to create sustainable growth in shareholder value by developing and executing a remuneration strategy that supports the successful implementation of our business strategy.

The progress and success of our strategy will be measured against three key areas: Achieve Scientific Leadership; Return to Growth; and Achieve Group Financial Targets. During 2013, the Remuneration Committee reviewed the Group’s short- and long-term performance incentive plans for the Executive Directors and senior management to ensure that they supported the delivery of these goals.

The key components of AstraZeneca’s remuneration strategy for Executive Directors are set out below. Full details of the Directors’ remuneration are outlined in the Directors’ Remuneration Report from page 102.

Item	Policy/link to strategy/performance measures
Base pay	To be sufficient (but no more than necessary) to attract, retain and develop high-calibre talent to achieve our strategy
Short Term Incentive (STI) plan (annual bonus)

The performance measures form a Group scorecard which is closely aligned to our strategy and rewards commercial, scientific and financial success. The measures are considered by the Remuneration Committee and updated annually, and may include metrics linked to the strategic objectives of Achieve Scientific Leadership, Return to Growth, Achieve Group Financial Targets, and Be a Great Place to Work

Long Term Incentive (LTI) plans	The variable LTI arrangements comprise two plans: the PSP and the AZIP (see below). Currently, LTI awards are granted with a split between the two plans in the ratio 75% PSP and 25% AZIP
AstraZeneca Performance Share Plan (PSP)	The PSP performance measures are designed to align to financial and strategic objectives over a three-year performance period. They include:
	>	external financial metrics, namely Total Shareholder Return (TSR) performance
	>	internal financial metrics, namely cumulative free cash flow
	>	Return to Growth measures, which are based on quantitative medium-term sales targets relating to key products and territories
	>	Achieve Scientific Leadership measures, which reflect our ability to deliver innovation to the market
AstraZeneca Investment Plan (AZIP)

The AZIP performance measures are designed to align senior management’s interests to the Group’s longer-term financial performance over a four-year performance period (with a four-year holding period). They are:

	>	dividend per share performance
	>	dividend cover performance

AstraZeneca Annual Report and Form 20-F Information 2013	27

Strategic Report

Board of Directors

as at 31 December 2013

1 Leif Johansson (62)

Non-Executive Chairman of the Board, Chairman of the Nomination and Governance Committee, and member of the Remuneration Committee

Elected as a Director in April 2012 and became Non-Executive Chairman of the Board in June 2012. Leif Johansson is also the Chairman of global telecommunications company, LM Ericsson, a position he has held since April 2011. From 1997 until 2011, he was Chief Executive of AB Volvo, one of the world’s leading manufacturers of trucks, buses, construction equipment, drive systems and aerospace components. He spent a significant part of his early career at AB Electrolux, latterly as Chief Executive from 1994 to 1997. He was a Non-Executive Director of BMS from 1998 to September 2011, serving on the board’s audit committee and compensation and management development committee. He is Chairman of the European Round Table of Industrialists and the International Advisory Board of the Nobel Foundation. He holds board positions at Svenska Cellulosa Aktiebolaget SCA and Ecolean AB. He holds an MSc in engineering from Chalmers University of Technology, Gothenburg, and has been a member of the Royal Swedish Academy of Engineering Sciences since 1994. He became Chairman of the Academy in 2012.

2 Pascal Soriot (54)

Executive Director and Chief Executive Officer

Appointed as a Director and CEO in October 2012. From 2010 to September 2012, he served as Chief Operating Officer of Roche AG’s pharmaceuticals division. Prior to that, he was CEO of Genentech, a biologics business, and led its successful merger with Roche. He joined the pharmaceutical industry in 1986 and has worked in senior management roles throughout the world in a number of major companies.

He brings to AstraZeneca a significant breadth of experience in both established and emerging markets, strength of strategic thinking, a successful track record of managing change and putting strategy into operation, and the ability to lead a diverse organisation, having lived in Australia, Japan, the US and Europe. He is a doctor of veterinary medicine (École Nationale Vétérinaire d’Alfort, Maisons-Alfort) and holds an MBA from HEC, Paris.

3 Marc Dunoyer (61)

Executive Director and Chief Financial Officer

Appointed as a Director and CFO in November 2013, and served as Executive Vice-President, GPPS from June to October 2013. He qualified as an accountant and joined AstraZeneca during 2013 from GSK, where he was Global Head of Rare Diseases and (concurrently) Chairman, GSK Japan. His career in pharmaceuticals, which has included periods with Roussel Uclaf, Hoechst Marion Roussel as well as GSK, has given him extensive experience of the industry, including finance and accounting; corporate strategy and planning; research and development; sales and marketing; business reorganisation; and business development. He has an MBA from HEC, Paris, and a Bachelor of Laws degree from Paris University.

4 John Varley (57)

Senior independent Non-Executive Director, Chairman of the Remuneration Committee and member of the Nomination and Governance Committee

Appointed as a Director in July 2006. John Varley was formerly Group Chief Executive of the Barclays Group, having held a number of senior positions with the bank during his career, including that of Group Finance Director. He brings additional international, executive business leadership experience to the Board. He is also a Non-Executive Director of BlackRock, Inc., Rio Tinto plc and Rio Tinto Limited, as well as being Chairman of Business Action on Homelessness and of Marie Curie Cancer Care.

5 Geneviève Berger (58)

Non-Executive Director and member of the Science Committee

Elected as a Director in April 2012. Geneviève Berger is Chief Science Officer at Unilever PLC and a member of the Unilever Leadership Executive. She holds three doctorates – in physics, human biology and medicine. She was appointed Professor of Medicine at Université Pierre et Marie Curie, Paris in 2006. From 2003 to 2008 she was Professor and Hospital Practitioner at l’Hôpital de la Pitié-Salpôtrière, Paris. Her previous positions include Director of the Biotech and Agri-Food Department, then Head of the Technology Directorate at the French Ministry of Research and Technology (1998-2000); Director General, Centre National de la Recherche Scientifique (2000-2003); and Chairman of the Health Advisory Board of the EU Commission (2006-2008). She was a non-executive board member of Unilever from 2007 to 2008 before being appointed to her current position and was a Non-Executive Director of Smith & Nephew plc from 2010 to 2012.

6 Bruce Burlington (65)

Non-Executive Director and member of the Audit Committee and the Science Committee

Appointed as a Director in August 2010. Bruce Burlington is a pharmaceutical product development and regulatory affairs consultant and brings extensive experience in those areas to the Board. He is also a non-executive board member of Cangene Corporation and the International Partnership for Microbicides, and a member of the scientific advisory boards of the International Medica Foundation and H. Lundbeck A/S. Previously, he spent 17 years with the FDA, serving as director of its Center for Devices and Radiological Health as well as holding a number of senior roles in the Center for Drug Evaluation and Research. After leaving the FDA, he served in a series of senior executive positions at Wyeth (now part of Pfizer).

28	AstraZeneca Annual Report and Form 20-F Information 2013

7 Graham Chipchase (50)

Non-Executive Director and member of the Audit Committee

Elected as a Director in April 2012. Graham Chipchase is the Chief Executive of global consumer packaging company, Rexam PLC. He was appointed to the position in 2010 after previous service at Rexam as Group Director, Plastic Packaging (2005-2009) and Group Finance Director (2003-2005). Before joining Rexam, he was Finance Director of Aerospace Services at global engineering group, GKN plc, from 2001 to 2003. After starting his career with Coopers & Lybrand Deloitte, he held a number of finance roles in the industrial gases company, The BOC Group plc (now part of The Linde Group) (1990-2001). He is a Fellow of the Institute of Chartered Accountants in England and Wales and holds an MA (Hons) in chemistry from Oriel College, Oxford.

8 Jean-Philippe Courtois (53)

Non-Executive Director and member of the Audit Committee

Appointed as a Director in February 2008. Jean-Philippe Courtois has close to 30 years’ experience in the global technology industry. He is President of Microsoft International and a board member of PlaNet Finance. Previously he was Chief Executive Officer and President of Microsoft EMEA and has served as co-chairman of the World Economic Forum’s Global Digital Divide Initiative Task Force and on the European Commission Information and Communication Technology Task Force. In 2009, he served as an EU Ambassador for the Year of Creativity and Innovation and, in 2011, was named one of ‘Tech’s Top 25’ by The Wall Street Journal Europe.

9 Rudy Markham (67)

Non-Executive Director, Chairman of the Audit Committee, member of the Remuneration Committee and the Nomination and Governance Committee

Appointed as a Director in September 2008. Rudy Markham takes a particular interest on behalf of the Board in SHE assurance. He has significant international business and financial experience, having formerly held a number of senior commercial and financial positions worldwide with Unilever, culminating in his appointment as its Chief Financial Officer. He is currently Chairman and Non-Executive Director of Moorfields Eye Hospital NHS Foundation Trust and a non-executive member of the boards of United Parcel Services Inc., Standard Chartered PLC and Legal & General plc. He is also a non-executive member of the board of the UK Foreign and Commonwealth Office, a member of the supervisory board of CSM NV, a Fellow of the Chartered Institute of Management Accountants and a Fellow of the Association of Corporate Treasurers. He served as a Non-Executive Director of the UK Financial Reporting Council from 2007 to 2012.

10 Nancy Rothwell (58)

Non-Executive Director, Chairman of the Science Committee, member of the Remuneration Committee and the Nomination and Governance Committee

Appointed as a Director in April 2006. Nancy Rothwell oversees responsible business on behalf of the Board, as is described more fully in the Responsible Business section from page 220. She is a distinguished life scientist and academic and is the President and Vice-Chancellor of The University of Manchester. She is also President of the Society of Biology and Co-Chair of the Prime Minister’s Council for Science and Technology. Previously she has served as President of the British Neuroscience Association and on the councils of the Medical Research Council, the Royal Society, the Biotechnology and Biological Sciences Research Council, the Academy of Medical Sciences, and Cancer Research UK.

11 Shriti Vadera (51)

Non-Executive Director and member of the Audit Committee

Appointed as a Director in January 2011. Shriti Vadera has significant experience of emerging markets, and knowledge of global finance and public policy. She is a Non-Executive Director of BHP Billiton Plc and BHP Billiton Limited. She advises investors, governments and companies, and has recently undertaken a range of international assignments such as advising the Republic of Korea as Chair of the G20, the government of Dubai on the restructuring of Dubai World, Temasek Holdings, Singapore on strategy, and a number of banks and investors on the eurozone crisis. She was Minister in the UK government from 2007 to 2009, most latterly in the Cabinet Office and Business Department, working on the government’s response to the financial crisis. From 1999 to 2007, she was on the Council of Economic Advisers, HM Treasury focusing on business and international economic issues. Before that she spent 14 years in investment banking with S G Warburg/UBS in banking, project finance and corporate finance, specialising in emerging markets.

12 Marcus Wallenberg (57)

Non-Executive Director and member of the Science Committee

Appointed as a Director in April 1999. Marcus Wallenberg has international business experience across a broad range of industry sectors, including the pharmaceutical industry from his directorship with Astra prior to 1999. He is the Chairman of Skandinaviska Enskilda Banken AB, AB Electrolux, Saab AB, LKAB and Foundation Asset Management AB. He is a member of the boards of Investor AB, Stora Enso Oyj, Temasek Holdings Limited, the Knut and Alice Wallenberg Foundation and EQT Holdings AB.

AstraZeneca Annual Report and Form 20-F Information 2013	29

Strategic Report

Senior

Executive Team

as at 31 December 2013

1 Pascal Soriot

Chief Executive Officer

See page 28.

2 Marc Dunoyer

Chief Financial Officer (from November 2013) Executive Vice-President, GPPS (from June to October 2013)

See page 28.

3 Katarina Ageborg

Chief Compliance Officer

Katarina Ageborg was appointed Chief Compliance Officer in July 2011 and has overall responsibility for the design, delivery and implementation of AstraZeneca’s compliance responsibilities. Since joining AstraZeneca in 1998, she has held a series of senior legal roles supporting Commercial and Regulatory and most recently led the Global IP function from 2008 to 2011. Before joining AstraZeneca, she established her own law firm in Sweden and worked as a lawyer practising on both civil and criminal cases.

4 Ruud Dobber

Executive Vice-President, Europe Interim Executive Vice-President, GPPS (from December 2013)

Ruud Dobber was appointed as Executive Vice-President, Europe in January 2013 and leads AstraZeneca’s commercial operations in Europe. In this capacity, Ruud is responsible for sales, marketing and commercial operations across AstraZeneca’s businesses in the 27 EU member states. He was also appointed Interim Executive Vice-President, GPPS in December 2013. Ruud joined AstraZeneca in 1997 and has held a number of senior commercial roles including Regional Vice-President of AstraZeneca’s European, Middle East and African division and Regional Vice-President for the Group’s Asia Pacific region. Since 2012, Ruud has been an Executive Committee Member of EFPIA. In 2011, he was the Chairman of the Asia division of Pharmaceutical Research and Manufacturers of America. Ruud began his career as a scientist, researching in the field of immunology and ageing. He holds a doctorate in immunology from the University of Leiden in the Netherlands.

5 Caroline Hempstead

Interim Executive Vice-President, Human Resources & Corporate Affairs (from September 2013)

Caroline Hempstead joined AstraZeneca in 2007 and was appointed Interim Executive Vice-President, Human Resources & Corporate Affairs in September 2013. In this role, she leads the global Human Resources function as well as Corporate Affairs, which includes internal and external communications, government affairs, community investment and sustainability. After pursuing a commercial training early in her career, Caroline has held a number of senior corporate affairs roles at the London Stock Exchange, Inchcape PLC and Royal Dutch Shell PLC. Caroline has a degree in French from The University of Manchester. Caroline chairs the AstraZeneca Responsible Business Council and sits on the National Advisory Board of the UK charity, Career Academies UK.

6 Paul Hudson

Executive Vice-President, North America

Paul Hudson was appointed Executive Vice-President, North America in January 2013 and leads AstraZeneca’s commercial operations in North America. In this capacity, he is accountable for driving growth and maximising the contribution of North America to AstraZeneca’s global business. Paul joined AstraZeneca in 2006 as Vice-President and Primary Care Director, UK. Paul’s most recent role with AstraZeneca was as President of AstraZeneca’s Japanese business. He has served as a Standing Board Member of the Japan Pharmaceuticals Manufacturers Association and EFPIA in Japan. Previously, Paul was President of AstraZeneca’s business in Spain. Before AstraZeneca, he worked for Schering-Plough, where he held senior global marketing roles. Paul received a degree in economics from Manchester Metropolitan University and a DipM from the UK’s Chartered Institute of Marketing.

7 Bahija Jallal

Executive Vice-President, MedImmune

Dr Bahija Jallal was appointed Executive Vice-President, MedImmune in January 2013 and is responsible for biologics research activities. Bahija is tasked with advancing the biologic pipeline of drugs. She joined MedImmune as Vice-President, Translational Sciences in 2006 and has held roles of increasing responsibility. Prior to joining AstraZeneca, Bahija worked with Chiron Corporation where she served as Vice-President, Drug Assessment and Development. Bahija received a master’s degree in biology from the Université de Paris VII and her doctorate in physiology from the Université Pierre et Marie Curie, Paris. She conducted her postdoctoral research at the Max-Planck Institute of Biochemistry in Martinsried, Germany. She is a member of the American Association of Cancer Research, the American Association of Science, the Pharmacogenomics Working Group and the Board of Directors of the Association of Women in Science.

30	AstraZeneca Annual Report and Form 20-F Information 2013

8 Mark Mallon

Executive Vice-President, International

Mark Mallon was appointed as Executive Vice-President, International, in January 2013 and is responsible for the growth and performance of AstraZeneca’s commercial businesses in regions including Asia Pacific, Russia, Latin America, the Middle East and Africa. Since joining AstraZeneca in 1994, Mark has held a number of senior sales and marketing roles, including Regional Vice-President for Asia Pacific, President of AstraZeneca China and head of marketing, sales and commercial operations for AstraZeneca in Japan. Mark has a degree in chemical engineering from the University of Pennsylvania and an MBA in marketing and finance from the Wharton School of Business.

9 Briggs Morrison

Executive Vice-President, GMD

Dr Briggs Morrison was appointed Executive Vice-President, GMD in January 2013 and leads our global late-stage development organisation for both small molecules and biologics. He is also the Company’s Chief Medical Officer. He joined AstraZeneca in 2012 from Pfizer, where he was Head of Medical Excellence, overseeing development, medical affairs, safety and regulatory affairs for Pfizer’s human health businesses. Briggs has a track record of successfully developing novel medicines in roles at both Pfizer and Merck. He has a biology degree from Georgetown University and a medical doctorate from the University of Connecticut. Briggs has also undertaken an internship and residency in internal medicine at the Massachusetts General Hospital, a fellowship in medical oncology at the Dana-Farber Cancer Institute and a post-doctoral research fellowship in genetics at Harvard Medical School.

10 Menelas Pangalos

Executive Vice-President, IMED

Menelas (Mene) Pangalos was appointed Executive Vice-President, IMED in January 2013 and leads AstraZeneca’s small molecule discovery research and early development activities. Mene joined AstraZeneca from Pfizer, where he was Senior Vice-President and Chief Scientific Officer of Neuroscience Research. Previously, he held senior discovery and neuroscience roles at Wyeth and GSK. He completed his undergraduate degree in biochemistry at the Imperial College of Science and Technology, London and earned a doctorate in neurochemistry from the University of London. He is a Visiting Professor of Neuroscience at King’s College, London. In the UK, Mene sits on the Medical Research Council and the Innovation Board for the Association of the British Pharmaceutical Industry.

11 Jeff Pott

General Counsel

Jeff Pott was appointed General Counsel in January 2009 and has overall responsibility for all aspects of AstraZeneca’s Legal and IP function. He joined AstraZeneca in 1995 and has worked in various litigation roles, where he has had responsibility for IP, anti-trust and product liability litigation. Before joining AstraZeneca, he spent five years at the US legal firm Drinker Biddle and Reath LLP, where he specialised in pharmaceutical product liability litigation and anti-trust advice and litigation. He received his bachelor’s degree in political science from Wheaton College and his Juris Doctor Degree from Villanova University School of Law.

12 David Smith

Executive Vice-President, Operations & Information Services

David Smith joined AstraZeneca in 2006 as Executive Vice-President, Operations. He leads AstraZeneca’s global manufacturing and supply organisation, is responsible for the Safety, Health and Environment, Regulatory Compliance, Procurement and Engineering functions, and also has overall responsibility for Information Services. David spent his early career in pharmaceuticals, initially with the Wellcome Foundation in the UK. He subsequently spent nine years in the consumer goods sector working for Estée Lauder Inc. and Timberland LLC in senior supply chain roles. In 2003, he returned to the pharmaceutical sector, joining Novartis in Switzerland.

AstraZeneca Annual Report and Form 20-F Information 2013	31

Strategic Report | Pioneering science, life-changing medicines

More people

surviving cancer

Immune-mediated therapies

32	AstraZeneca Annual Report and Form 20-F Information 2013

8.2 million Cancer is a leading cause of death worldwide and accounted for 8.2 million deaths in 2012*

AstraZeneca Annual Report and Form 20-F Information 2013	33

Strategic Report | Business Review

Life-cycle of a medicine

AstraZeneca is one of only a handful of pure-play biopharmaceutical companies to span the entire value chain of a medicine from research, early- and late-stage development to manufacturing and distribution, and the global commercialisation of primary care, specialty care-led and specialty care medicines that transform lives.

1	2	3

Find potential medicine

Identify unmet medical need that represents a potential market opportunity. Explore and conduct pioneering science on the biology of the disease to identify a potential medicine to address those needs and undertake laboratory research to find a medicine that should be potent, selective, and absorbed into and well tolerated by the body

Begin the process of seeking patent protection for the potential medicine

Collaborate with academia, public research laboratories, biotech companies and pharmaceutical peers to access the best external science and medical opinion

Pre-clinical studies

Undertake studies in the laboratory and in animals to understand if the potential medicine should be safe to introduce into humans and in what quantities

Determine likely efficacy, side effect profile and maximum tolerable dose estimate for humans

Regulatory authorities are informed of the proposed trials that are to be conducted within the framework of regulations

Phase I

studies

Studies designed to understand how the potential medicine is absorbed in the body, distributed around it and excreted. Also identify side effects and determine what doses can be tolerated. These studies typically take place in small groups of healthy human volunteers or, in certain cases, patients

As early as Phase I, begin to design a manufacturing route to ensure the manufacturing process is robust and cost efficient

Phase II

studies

Studies designed to evaluate magnitude of effect and tolerability of the medicine, typically using small- or medium-sized groups of patients, and to determine the optimal dose(s). Establish Proof of Concept

Based on the Phase II results, design a Phase III programme to deliver data required for regulatory approval and pricing and/or reimbursement throughout the world

At an early stage, incorporate payer considerations to help ensure the economic and therapeutic value of a medicine is understood

Phase III

studies

Studies, typically in large groups of patients, designed to confirm the efficacy and gather additional information on safety of the medicine and evaluate the overall benefit/risk profile in the specific disease and patient segments in which the medicine will be used

Create appropriate branding for the new medicine in preparation for launch

We focus on distinctive science in three core therapy areas: Cardiovascular and Metabolic disease (CVMD); Oncology; and Respiratory, Inflammation and Autoimmunity (RIA)

We believe that few other pharmaceutical companies, if any, can match the combination of capabilities that we have in small molecules, biologics, immunotherapies and protein engineering

We have created two autonomous biotech units, MedImmune and IMED, to drive science and innovation in research and early clinical development

34	AstraZeneca Annual Report and Form 20-F Information 2013

More information about our activities across the life-cycle of a medicine is contained in this Business Review:

> Research and Development	Page 36

> Sales and Marketing	Page 40

> Manufacturing and Supply	Page 43

Note: This is a high level overview of a medicine’s life-cycle and is illustrative only. It is neither intended to, nor does it, represent the life-cycle of any particular medicine or of every medicine discovered and/or developed by AstraZeneca, or the probability of success or approval of any AstraZeneca medicine.

4	5	6	7

Regulatory submission and pricing

Seek approval from regulatory authorities to manufacture, market and sell the medicine

Submit package of clinical data which demonstrates the safety profile and efficacy of a medicine to regulatory authorities

Regulatory authorities decide whether to grant marketing authorisation based on the medicine’s safety profile, effectiveness and quality

If there are gaps in understanding about the medicine at the time of marketing authorisation, regulatory authorities may request further data collection, increasingly in real-world clinical settings

Launch new medicine

Raise awareness of patient benefit and appropriate use, market and sell medicine

Clinicians begin to prescribe medicine and patients begin to benefit

Continuously monitor, record and analyse reported side effects. Review need to update the side effect warnings to ensure that patients’ wellbeing is maintained

Assess real-world effectiveness, and opportunities to support patients and prescribers, to achieve maximum benefit from the medicine

Post-launch research and development

Studies to further understand the benefit/risk profile of the medicine in larger and/or additional patient populations

Life-cycle management activities to broaden understanding of a medicine’s full potential and work to consider additional diseases or aspects of disease which might be treated by the medicine or better ways of administering the medicine. Submit data packages with requests for line extensions to regulatory authorities for review and approval

Patent expiry and generic entry Typically, when patents protecting the medicine expire, generic versions of the medicine enter the market

A single late-stage development organisation – GMD – is responsible for all small and large molecule projects delivered by the two early clinical development organisations

We adopt a strategy of investing in the best science, whether it originates internally or externally. Products are added to our pipeline at any stage of development through a mixture of collaboration, in-licensing and acquisition

We are a truly global company, with commercial activities in more than 100 countries

AstraZeneca Annual Report and Form 20-F Information 2013	35

Strategic Report | Business Review

Research and Development We are transforming our organisation to drive science and innovation, changing our culture and improving productivity.

“Our strategic approach means we are well positioned to take advantage of our integrated expertise in small molecules, biologics, immunotherapies and protein engineering.”

Bahija Jallal

EVP, MedImmune

Achieve Scientific Leadership

As outlined in the Our strategic priorities section from page 16, achieving scientific leadership is a critical component of our path to success.

During 2013, we:

>	focused on distinctive science in three core therapy areas
>	prioritised our portfolio and accelerated key programmes
>	achieved our 2016 target volume for our Phase III pipeline three years ahead of schedule and improved the quality of our Phase II pipeline.

Achieving scientific leadership also requires us to change our culture and transform the way we work. We need to access the best science, whether inside or outside AstraZeneca. We have therefore developed a biotech-style operating model, with two autonomous research and early clinical development science units and a late-stage development organisation. We are collaborating across early- and late-stage development to tap into the best scientific research and develop medicines that transform lives. Our focus on increasing productivity and improving the quality of our pipeline is starting to benefit from our past investment in key capabilities, such as payer partnering, PHC, predictive science and clinical trial design.

Transforming the way we work includes plans to co-locate teams across small molecules and biologics at our strategic R&D hubs – in Gaithersburg, Maryland, US; Cambridge, UK; and Mölndal, Sweden to ensure seamless delivery of the portfolio from early to late development and into life-cycle management. For more information, see the Strategic R&D centres section on page 5. We have also reshaped our organisation, reducing management layers and process complexity to improve decision making and empower employees. This means our R&D organisation is leaner and more efficient. As outlined in the Managing change section on page 69, we continue to support employees through these changes.

Research and early clinical development

Our two biotech units drive innovation in discovery research and early development. Innovative Medicines and Early Development (IMED) is our small molecule organisation, while MedImmune focuses on biologics. Both units comprise specialist disease area-led Innovative Medicines sections and are accountable for delivery of pipeline projects up to Proof of Concept stage, when they move to our Global Medicines Development (GMD) unit for late-stage development, as described opposite.

Our way of working gives us a distinctive innovation platform comprising small molecules, biologics, therapeutic combinations and PHC approaches. Scientific collaborations, alliances and business development play a critical part in our innovation strategy.

Working collaboratively

To enable us to build the strongest portfolio possible, we are agnostic as to the source of scientific innovation, with a significant proportion of our pipeline derived from external sources. We have significantly enhanced our innovation capability by establishing numerous alliances and licensing opportunities, and completed strategic bolt-on acquisitions.

In Oncology, we forged new partnerships across our small molecule and biologics pipeline. In September 2013, we signed a worldwide licensing agreement with Merck for MK-1775, their oral small molecule inhibitor of WEE-1 kinase. MK-1775 is currently being evaluated in Phase IIb clinical studies in combination with standard-of-care therapies for treating patients with certain types of ovarian cancer. In October 2013, we completed the acquisition of Amplimmune, a biologics company that develops novel therapeutics in cancer immunology, and Spirogen, a biotechnology company specialising in antibody-drug conjugate technology for use in oncology.

Choosing the right therapeutic technology is vital, especially since many targets have proved intractable to traditional small molecule and protein approaches. In March 2013, we entered into an exclusive agreement with Moderna Therapeutics to discover, develop and commercialise pioneering messenger RNA Therapeutics for the treatment of serious cardiovascular, metabolic and renal diseases, and cancer. Messenger RNA Therapeutics are an entirely new treatment approach that enables the body to produce therapeutic protein in vivo, opening up new treatment options for a wide range of diseases that cannot be addressed using existing technologies. See the case study on page 46 for more information.

36	AstraZeneca Annual Report and Form 20-F Information 2013

In 2013, we also progressed collaborations with several key biotech and research institutions to develop and access innovative technology. For example, we extended our collaboration with
X-Chem Inc. and plan to use their high-diversity library and highly efficient screening platform to improve the rate and quality of small molecule discovery. A collaboration with the Wyss Institute for Biologically Inspired Engineering at Harvard University will leverage the Institute’s technologies to better predict the safety of drugs in humans.

Innovative approaches

In Oncology, our distinctive innovation platform means we can combine small molecules with biologics, known as immune-mediated cancer therapies (IMT-Cs), a promising therapeutic approach which harnesses the patient’s own immune system to fight cancer. We believe that by developing novel combinations of IMT-Cs, with each other and with small molecules, we can deliver significant improvements in overall survival. See the case study on page 32 for more information.

In January 2014, AstraZeneca announced a research collaboration with Immunocore under which both companies will research and develop Immunocore’s Immune Mobilising Monoclonal T-Cell Receptor Against Cancer (ImmTAC) technology.

A growing appreciation and a deeper understanding of disease diversity is uncovering new therapeutic targets. In Oncology, we work with major organisations, such as the National Cancer Institute in the US, Cancer Research UK and the NN Petrov Institute in Russia, to better understand disease and resistance mechanisms. In 2013, we established the Integrated Cardio Metabolic Centre with the Karolinska Institutet in Sweden to identify and validate novel targets within cardio-metabolic diseases. We also opened the previously announced Manchester Collaborative Centre for Inflammation Research, a unique pre-competitive partnership between The University of Manchester, GSK and AstraZeneca, designed to establish a world-leading translational centre for inflammatory diseases.

Our personalised healthcare strategy

A greater understanding of disease mechanisms leads to more sophisticated diagnostic protocols for tailoring both novel and existing treatments to the needs of individual patients. By the end of 2013, this PHC strategy was applied to 64% of our pipeline. PHC aims to match medicines only to those patients who will benefit from them. Advances in science mean we can increasingly design and use tests to tell us how an individual patient is likely to respond to a particular medicine before prescribing it for them. In 2013, we partnered with a number of diagnostic companies to co-develop diagnostics at the point of entry into clinical trials: Roche Molecular Systems for selumetinib, AZD5363 and AZD9291; Myriad Genetics for olaparib; and Abbott for volitinib. We also entered into a master collaboration agreement with Qiagen that includes continued support for Iressa.

One promising area for PHC is asthma, a heterogeneous group of conditions with closely related clinical features but diverse underlying causes and molecular phenotypes. By using PHC strategies early in the drug development process, we can target these distinct asthma phenotypes to optimise treatments. One example of this is benralizumab, where we are targeting patients in our Phase III programme with a distinct asthma phenotype. Benralizumab is the first in a series of novel PHC-driven biologic therapies in our portfolio that may represent a critical advance in the development of personalised asthma management.

“We are creating a more porous research environment that will help us Achieve Scientific Leadership by fostering collaboration between scientists both within and outside AstraZeneca.”

Menelas Pangalos

EVP, IMED

Open innovation

The creation of a porous research environment, where scientists share ideas more freely, collaborate on projects and drive scientific innovation, is key to our drive to Achieve Scientific Leadership. In October 2013, building on our open innovation agreements with the Medical Research Council in the UK, and the US National Institutes of Health’s new National Center for Advancing Translational Sciences, we announced an agreement with the National Research Program for Biopharmaceuticals of Taiwan to explore new therapeutic uses for 20 of our small molecule and biologic compounds. We also progressed our previously announced Open Innovation partnership with the Science for Life Laboratory, based in Sweden, supporting 10 joint collaborative research projects covering research in metabolic, cardiovascular, inflammatory, cancer and regenerative medicine, and hosted by the Karolinska Institutet and Uppsala University.

Late-stage development

Our late-stage development organisation, GMD, takes projects from the point when it is first decided to progress them through to Phase III development. GMD designs and delivers drug programmes to support the approval, launch and reimbursement of our late-stage projects. It also pursues life-cycle management opportunities for products on the market, finding new indications for medicines so that more patients can benefit. It is responsible for both the small molecule and biologics projects delivered by our two research and early clinical development units, and works in partnership with other companies and organisations to co-develop new medicines which are in-licensed or part of a partnership agreement.

Prioritised pipeline

During 2013, we prioritised and, in several cases, accelerated late-stage development of projects in those disease areas where we believe there is the greatest potential to meet patient need. At the end of 2013, there were 11 NME projects in late-stage development (2012: six), either in Phase III or under regulatory review, including two from the acquisition of Pearl Therapeutics and Omthera. Further information about our development pipeline is given in the Development pipeline section from page 194.

We have increased development collaborations with pharmaceutical partners and work closely with others including Academic Research Organisations (AROs), Clinical Research Organisations (CROs) and technology providers to deliver clinical trial programmes in the most efficient way, while identifying rigorous and innovative means to expand understanding of the benefits and risks of our products throughout their life-cycle, as described below.

Quality and efficiency

We continue to reshape our organisation and implement new operating models and processes to improve our efficiency and quality in delivering late-stage clinical trials. We are upgrading our IT platforms and systems by, for example, introducing a new regulatory information management system, using tools to provide real-time information about the progress of patients enrolled in studies and common platforms for sharing study information globally. We are standardising processes, for example, by adopting common data standards for our clinical trials and through simpler designs for clinical trial protocols we are reducing the number of amendments. We have adopted simpler ways of working, for example by reducing management layers and creating broader roles. We are cutting complexity and making accountabilities clearer.

AstraZeneca Annual Report and Form 20-F Information 2013	37

Strategic Report | Business Review | Research and Development

Patients in global AstraZeneca studies

by geographical region in 2013 (%)

Investment in capabilities

We continue to invest in core development capabilities to exploit science, drive performance, bring quality to our decision making and add value. This includes capabilities such as therapy area and disease area expertise, statistical modelling, translational patient safety, payer and real-world evidence, and global medical affairs.

We have also established leading capability and experience in delivering large outcomes trials, which are extensive, multi-country, multi-site studies involving many thousands of patients. Such trials often involve us collaborating with AROs and CROs to find the right patients in a timely way. In 2013, we delivered the SAVOR study to provide information on cardiovascular (CV) safety for Onglyza, a treatment for Type 2 diabetes. This large CV outcomes trial was completed and delivered two years ahead of schedule.

We have strengthened our collaborations with AROs with, for example, ongoing partnerships with the TIMI Study Group (on the Brilinta PEGASUS study), and the Duke Clinical Research Institute and CPC Clinical Research, an academic research organisation affiliate of the University of Colorado (on the Brilinta EUCLID study).

We have invested in ‘intelligent pharmaceuticals’ which explore how we can use science and technology, such as mobile phones and other monitoring devices to provide services beyond a medicine: for example, to provide patients with targeted information about their treatment and reminders about their medication; and physicians and other carers with alerts to prevent problems arising and to avoid the need for hospital or doctor visits. Pilot studies are under way to test new technology approaches.

We have grown our payer and real-world evidence capabilities and are providing the data, analysis and insights to demonstrate the value of our medicines to patients and show how they help to reduce healthcare costs. These studies use observational data, such as electronic medical records and patient surveys, to illustrate the impact of a medicine in the real-world setting. For example, they can show how a medicine can improve outcomes for patients compared to other treatment options, or reduce demand on hospital stays or specialist services.

Delivery through collaboration

We want to make a difference in how we develop drugs, not just for ourselves, but to benefit the industry. We do this through collaboration and partnership.

In 2013, we were active partners in the TransCelerate programme, a collaboration of leading biopharmaceutical companies that have joined forces to solve common R&D challenges, reduce time and cost, and improve quality. The year also saw the introduction of a new pharmaceutical network to rapidly source high-quality comparator drugs for clinical trials to speed up drug development, reduce drug waste and costs, and to continue to ensure the safety of patients in trials and meet all regulatory requirements. In addition, there have been initiatives to introduce common cross-industry processes associated with clinical trial site qualification and training.

We continued to work with the European Innovative Medicines Initiative, which launched two new projects in February 2013 under the ‘New Drugs 4 Bad Bugs’ programme. This advances research into a potential new treatment for Gram-negative bacteria, one of the toughest types of drug-resistant bacteria to treat, and tackles the economic hurdles of bringing new antibiotics to market.

“Our passion is to ensure the swift and ethical development, approval, reimbursement and launch of medicines that transform people’s lives.”

Briggs Morrison

EVP, GMD

Bioethics†

We want to be recognised for the high quality of our science and the impact we make on serious diseases, and to be trusted for the way we work. Our standards of bioethics are global and apply to all AstraZeneca research activity, in all locations, whether conducted by us or on our behalf by third parties.

Patient safety

The safety of the patients who take our medicines is of fundamental importance to us. Our objective is to enhance pharmacovigilance awareness – including the use of collaborative programmes to share and use our knowledge and best practice in order to improve reporting and patient safety in developing countries.

All drugs have potential side effects and we aim to minimise the risks and maximise the benefits of each of our medicines. We continually monitor the use of all our medicines to ensure that we become aware of any side effects not identified during the development process. This is known as pharmacovigilance and is core to our responsibility to patients. We have comprehensive and rigorous systems in place for detecting and rapidly evaluating such effects, including mechanisms for highlighting those that require immediate

38	AstraZeneca Annual Report and Form 20-F Information 2013

attention. We also work to ensure that accurate, well-informed and up-to-date information concerning the safety profile of our drugs is provided to regulators, doctors, other healthcare professionals and, where appropriate, patients.

The pharmacovigilance awareness programme that was developed in 2012 has now been made available to marketing companies. There are also initiatives under way in a number of countries where we are working closely with local health authorities to raise pharmacovigilance awareness.

We have an experienced, in-house team of clinical patient safety professionals dedicated to ensuring that we meet our commitment to patient safety. At a global level, every medicine in development and on the market is allocated a Global Safety Physician and a team of patient safety scientists. In each of our markets, we have dedicated safety managers with responsibility for patient safety at a local level.

Our Chief Medical Officer has overall accountability for the benefit/risk profiles of our products in development and on the market. He provides medical oversight and ensures appropriate risk assessment processes exist to enable informed safety decisions to be made rapidly.

Clinical trials

We conduct clinical trials at multiple sites in several different countries/regions as shown in the chart above. A broad geographic span helps us ensure that those taking part in our studies reflect the diversity of patients around the world for whom the new medicine is intended. This approach also helps identify the types of people for whom the treatment may be most beneficial.

Our global governance process for determining where we locate clinical trials provides the framework for ensuring a consistent approach worldwide. We take several factors into account, including the availability of experienced and independent ethics committees and a robust regulatory regime, as well as sufficient numbers of trained healthcare professionals and patients willing to participate.

Before a trial begins, we work to make sure that those taking part understand the nature and purpose of the research and that the proper procedure for gaining informed consent is followed (including managing any special circumstances, such as different levels of literacy). Protecting participants throughout the trial process is a priority and we have strict procedures to ensure they are not exposed to any unnecessary risks.

Clinical trial transparency

AstraZeneca has a long-standing commitment to making information about our clinical research publicly available, to enhance the scientific understanding of how our medicines work. We have a commitment to be transparent, to benefit the medical interest of patients and investigational research participants, and the disclosure requirements set out in our Bioethics Policy exceed the current legal requirements. By 31 December 2013, we had 2,241 registered investigational clinical studies and, in line with our policy or legal requirements, had posted the results and/or clinical study reports and synopses relating to more than half of these on a range of public websites, including our own dedicated clinical trials website, www.astrazenecaclinicaltrials.com.

Since February 2013, we have voluntarily disclosed the research protocol for our clinical trials on www.astrazenecaclinicaltrials.com once a manuscript relating to results of the relevant trial on an investigational or approved product is published in a peer-reviewed medical journal. The posted protocol includes key sections necessary for evaluating the study, but proprietary information in the protocol is edited before posting. This policy also applies to observational studies published in peer-reviewed journals relevant to the efficacy or safety profile of an AstraZeneca product.

Calls for ‘open access’ to clinical data raise complex practical, legal and ethical issues around full disclosure of patient information. Decision makers, as well as academia and industry, have a duty to consider all the implications that could arise from such proposals. These include ensuring scientific rigour, safeguarding patient privacy and protecting innovation and medical progress. We are in active discussions with stakeholders including regulators, legislators, industry and academia about proposals to routinely publish full clinical trial and patient data, in order to identify globally recognised, practicable solutions that deliver real benefits to medical science and to our patients.

All our clinical studies are conceptually designed and finally interpreted in-house but a percentage are run for us by contract research organisations. In 2013, around 29% of patients in our small molecule studies and around 64% of those in our biologics studies were monitored by such organisations on our behalf. We contractually require these partners to work to our global standards and conduct risk-based audits to monitor compliance.

Animal research

We continue to promote and embed scientific and technical best practice in animal research.

This includes our commitment to minimise the use of animals in our research without compromising the quality of the research data. Wherever possible, we use non-animal methods, such as computer modelling, that eliminate or reduce the need to use animals early in drug development. We also work to refine our existing methods. This replacement, reduction and refinement of animal studies is known as ‘the 3Rs’. To support our drive for continuous improvement, we work within AstraZeneca and with the wider scientific community to share good practice and 3Rs achievements.

The number of animals we use will continue to vary because use depends on a number of factors, including the amount of pre-clinical research we are doing, the complexity of the diseases under investigation and regulatory requirements. We believe that, without our active commitment to the 3Rs, our animal use would be much greater. In 2013, we used 260,930 animals in-house (2012: 304,751). In addition, 19,676 animals were used by external contract research organisations on our behalf (2012: 14,284).

The welfare of the animals we use is a top priority and our Bioethics Policy applies worldwide. Government authorities inspect our internal animal research facilities. External organisations that conduct animal studies on our behalf are required to comply with our global standards and we undertake activities to ensure our expectations are being met. During 2013, we continued to implement our new Good Statistical Practice global standard, across our internal animal research and some of our external partners.

†	Further information on AstraZeneca’s approach to responsible business can be found in the Responsible Business section from page 220 and on our website, www.astrazeneca.com/responsibility.

AstraZeneca Annual Report and Form 20-F Information 2013	39

Strategic Report | Business Review

Sales and Marketing We have a strong global commercial capability and are building on this so that we can better meet the needs of patients.

“We combine a global reach with strong local customer relationships. We are committed to working ethically, in accordance with our values.”

Ruud Dobber

EVP Europe & Interim EVP, GPPS

Organisation and approach

If we are to change the lives of people around the world, we need to ensure the right medicines are available and that patients have access to them. To that end, our sales and marketing teams, which comprised around 29,600 employees at the end of 2013, are active in more than 100 countries. In most countries, our sales are made through wholly-owned local marketing companies. Elsewhere, we sell through distributors or local representative offices.

Our products are marketed largely to primary care and specialist doctors. We aim to meet their needs by having highly accountable local leaders who understand their customers and focus on business growth. Our activities are grouped into three Commercial Regions – North America, Europe and International – as well as Japan, our second largest market. In addition, our GPPS organisation develops global product strategies and drives commercial excellence, ensuring a strong customer focus and commercial direction in managing our pipeline and marketed products. All our efforts are underpinned by a commitment to conducting sales and marketing activity in accordance with our values and to driving commercial success responsibly.

US

AstraZeneca is the third largest prescription-based pharmaceutical company in the US, with a 5.1% market share of US pharmaceuticals by sales value.

Sales in the US in 2013 decreased by 9% to $9,691 million (2012: $10,655 million; 2011: $13,426 million), as loss of exclusivity on Seroquel IR in March 2012 as well as the impact of generic competition was only partially offset by performance across our growth platforms, up $493 million or 29%, including Brilinta, Symbicort and diabetes brands.

The Affordable Care Act, which came into force in March 2010, has had, and is expected to continue to have, a significant impact on our US sales and the US healthcare industry as a whole. In 2013, the overall reduction in our profit before tax for the year due to higher minimum Medicaid rebates on prescription drugs, discounts on branded pharmaceutical sales to Medicare Part D beneficiaries, and an industry-wide excise fee was $933 million (2012: $858 million). See the Geographical Review, from page 214 for more information.

Currently, there is no direct governmental control of prices for commercial prescription drug sales in the US. However, some publicly funded programmes, such as Medicaid and TRICARE (Department of Veterans Affairs), have statutorily mandated rebates and discounts that have the effect of price controls for these programmes. Additionally, pressure on pricing, availability and use of prescription drugs for both commercial and public payers continues to increase. This is driven by, among other things, an increased focus on generic alternatives. Budgetary policies within healthcare systems and providers, including the use of ‘generics only’ formularies, and increases in patient co-insurance or co-payments, are the primary drivers of increased generics use. In 2013, 86% of prescriptions dispensed in the US were generic. While widespread adoption of a broad national price-control scheme in the near future is unlikely, increased focus on pharmaceutical prices and their impact on healthcare costs is likely to continue for the foreseeable future.

For more information on our performance in North America, see the Geographical Review from page 214.

Europe

AstraZeneca’s European business comprises Western and Eastern European markets, which include France, Germany, Italy, the UK, Spain, and the Nordic-Baltic countries. The total European pharmaceutical market was worth $205 billion in 2013. We are the ninth largest pharmaceutical company with a 3.1% market share of prescription sales by value.

In 2013, our sales in Europe were $6.7 billion, down by 9% from 2012. The major external variables affecting sales were the macroeconomic environment, increased government interventions (for example price and volume interventions) and increased trade across markets. The austerity environment also continues in Europe and is accelerating in some markets. We continue to launch innovative medicines across Europe. For more information on our performance in Europe, see the Geographical Review from page 214.

Established Rest of World (ROW)

We are the 10th largest pharmaceutical company in Japan in terms of sales, with an annual growth rate double that of the overall market and above any of the other top 10

40	AstraZeneca Annual Report and Form 20-F Information 2013

businesses. Growth is driven by our main primary care brands: Crestor, Symbicort and Nexium. We share the promotion of these three brands with Japanese partners, who also provide distribution for Nexium and Symbicort. We remain one of Japan’s largest oncology businesses and, to maintain this important franchise, recently entered into an agreement to co-promote Janssen’s abiraterone for castration-resistant prostate cancer.

In Canada, Provincial and Territory payers, who represent up to 55% of the market, have developed a structure for pan-Canadian product listings which could be the primary or only access method for new products into the public healthcare system. Private sector payers, representing the remaining 45%, are experimenting with tiered access programmes for large public and private employer groups. Access to reimbursement for new medicines is expected to remain reasonable, but pricing pressure will continue to increase.

AstraZeneca’s sales in Australia and New Zealand declined by 18% in 2013, primarily due to the entry of generic rosuvastatin (Crestor) and generic candesartan (Atacand) into the Australian market. For more information on our performance in Established ROW, see the Geographical Review, from page 214.

Emerging Markets

Emerging Markets, as defined in the Glossary on page 232, comprise a range of countries with the unifying characteristic of a dynamic, growing economy. As outlined in the Our marketplace section on page 13, demand drivers and strong economic fundamentals mean that these countries represent a major growth opportunity for the biopharmaceutical industry.

Emerging Markets are, however, not immune to the impact of the prolonged economic downturn. Market volatility is higher than in Established Markets, with Venezuela, for example, currently beset by political and economic challenges. Regulatory and government interventions also typically present challenges in a number of markets at any one time.

AstraZeneca was the eighth largest multinational pharmaceutical company across the Emerging Markets in 2013 with revenue of $5.4 billion. Within Emerging Markets, there are several particularly good growth opportunities within China, Russia, Africa, parts of Asia (India, Malaysia, Indonesia and Vietnam), and Latin America (Argentina and Chile).

To expand our presence in Emerging Markets, we have established an International Region whose 16,100 employees, almost all of whom are located within their respective markets, are focused on meeting customers’ needs. The Region’s platforms for growth include our new medicines, notably Brilinta, as well as those for diabetes, and our established portfolio of medicines for cancer, respiratory, cardiovascular and gastrointestinal diseases. To provide information to physicians on this broad portfolio, we are selectively investing in sales capabilities where we see opportunities from unmet patient need, and expanding our reach through multi-channel marketing.

We are also pursuing innovative collaboration opportunities. This includes partnering with other biopharmaceutical companies to access products that complement our own portfolio. For example, the team in China works as part of our global collaboration with FibroGen to develop and commercialise roxadustat (FG-4592), a first-in-class oral compound in development for treating anaemia. For more information on our performance in Emerging Markets, see the Geographical Review from page 214.

“Our customers, and their needs, are changing. We are changing too – ensuring we reach and engage with our customers in ways that work best for them.”

Paul Hudson

EVP, North America

Driving commercial success

Our Global Commercial Excellence team delivers innovative commercial capabilities for the benefit of all our customers, via a range of specialist teams. One leverages data and analytics to identify opportunities to improve healthcare, while a second builds on the success of our service, inside sales and nurse educator teams, to ensure we engage customers in innovative ways that work for them. A digital team enhances the content and services we deliver online, while a Commercial Learning Academy seeks to deliver excellence across the range of our global commercial capabilities. Our commercial operations unit strives to deliver these capabilities across the organisation.

In 2013, one area of focus was medical affairs, where we engaged key opinion leaders in our clinical programmes and took a lead in evidence generation, with greater numbers of patients involved in our interventional, real-world evidence, and investigator-sponsored studies.

Pricing our medicines

Our challenge is to deliver innovative medicines that improve health for patients, bring benefits to society and provide an appropriate return on our investment. Our global pricing policy provides the framework to ensure appropriate patient access while optimising the profitability of all our products in a sustainable way. When setting the price of a medicine, we take into consideration its full value to patients, to those who pay for healthcare and to society in general. We also pursue a flexible approach to the pricing of our medicines. For example, we support the concept of differential pricing, provided that appropriate safeguards ensure lower-priced products are not diverted from patients who need them to be sold and used in more affluent markets.

Delivering value for payers

Our medicines play an important role in treating unmet medical need. Health is a fundamental value for patients and society and improving health brings economic as well as therapeutic benefits. Effective treatments can also help to lower healthcare costs by reducing the need for more expensive care, such as hospital stays or surgery, or through preventing people from developing more serious or debilitating diseases that are costly to treat. They also contribute to increased productivity by reducing or preventing the incidence of diseases that prevent people from working.

As outlined in the Pricing pressure section on page 15, there is continued downward pressure on drug pricing and, in the current difficult economic environment, payers expect us to define the value our medicines create. We are acutely aware of the challenges facing those who pay for healthcare and are committed to delivering value, which will allow us to bring our medicines to the patients who need them. Therefore, we work with payers and providers to understand their priorities and requirements and generate evidence of how our products offer value and support cost-effective healthcare delivery.

Increasing access to healthcare†

AstraZeneca is committed to increasing access to healthcare for under-served patient populations in a sustainable way. This is a priority for our Responsible Business agenda.

Our access to healthcare strategy comprises three strands:

>	The first component represents the most important way in which we enable access to our medicines – through our mainstream business.

AstraZeneca Annual Report and Form 20-F Information 2013	41

Strategic Report | Business Review | Sales and Marketing

Confirmed external breaches

Breaches of external sales and marketing codes and regulations

2013	11
2012	10
2011	17

Corrective actions

In relation to breaches of Code of Conduct and Global Policies by Commercial employees including contract staff

	Number of persons
Action taken	2013	2012
Removed from role[1]	187	188
Formal warning	568	685
Guidance and coaching	1,813	1,808
Total	2,568	2,681

[1]	In the majority of cases, this means dismissal or contract termination, but it can include resignation and demotion.

>	The second strand captures how we are making it easier for more patients to afford our medicines, particularly in the emerging middle class in Emerging Markets. We will build on the experience of initiatives such as our ‘Faz Bem’ (Wellbeing) programme in Brazil, which provides significant discounts on our medicines and provides other services for patients, and our Patient Access Card schemes in Central and Eastern Europe. For example, Faz Bem expanded by 29% in 2013, which led to us reaching 290,000 more Brazilian patients.
>	The final area of focus is in strengthening healthcare capabilities, particularly in developing economies where the price of a medicine may not be the most significant barrier to providing healthcare. Our ambition here is to considerably expand our efforts in Africa to enable far greater access to hypertension medication, and other essential services, for patients who do not have access to medication or other forms of care. In 2014, we will evaluate how we can best do this and with whom we can partner most effectively. We believe that working in partnership with different stakeholders is the most effective and sustainable way to increase access to healthcare.

“If we are to fulfil our potential to transform the lives of patients in Emerging Markets, we need to develop sustainable ways of increasing access to healthcare.”

Mark Mallon

EVP, International

Sales and marketing ethics†

We are committed to delivering consistently high ethical standards of sales and marketing practice worldwide and to ensuring compliance with our Ethical Interactions Policy. We report publicly on the number of:

>	confirmed breaches of external sales and marketing codes
>	instances of failure to meet our standards by employees in our Commercial Regions, including contract staff
>	corrective actions for breaches of our Code of Conduct or supporting policies by Commercial employees, including contract staff.

During 2013, we continued to provide training for employees on the global standards that govern the way we conduct our business around the world. We have comprehensive processes for monitoring compliance with our Code of Conduct and global policies, including dedicated compliance professionals who support our line managers locally in monitoring their staff activities. We also have a network of nominated signatories who review our promotional materials against all applicable requirements. In addition, in 2013, audit professionals conducted compliance audits of a selection of our marketing companies.

As shown in the Confirmed external breaches chart above, we identified 11 confirmed breaches of external sales and marketing regulations or codes in 2013 (2012: 10). There were 1,773 instances of non-compliance with AstraZeneca’s Code of Conduct, Global Policies or related control standards in our Commercial Regions, including contract staff and other third parties, the majority of which were minor (2012: 1,932). We believe that the movement in this number reflects our continued management oversight.

As shown in the Corrective actions table above, following these breaches (and it is important to note that a single breach can involve more than one person failing to meet required standards), we removed 187 people from their role, formally warned 568 others and provided further guidance or coaching on our policies for 1,813 more. The most serious breaches are raised with the Audit Committee.

US Corporate Integrity Agreement and The Physician Payments Sunshine Act reporting

In April 2010, AstraZeneca signed an agreement with the DOJ to settle an investigation relating to the sales and marketing of Seroquel IR. The requirements of the associated CIA between AstraZeneca and the Office of the Inspector General of the US Department of Health and Human Services (OIG) include a number of active monitoring and self-reporting obligations that differ from the self-reporting required by authorities in the rest of the world. To meet these obligations, AstraZeneca provides notices to the OIG describing the outcomes of particular investigations potentially relating to violations of certain laws, as well as a separate annual report to the OIG summarising monitoring and investigation outcomes relevant to the CIA requirements. Under the CIA, AstraZeneca also discloses on a publicly available website certain payments to US physicians and institutions. In addition, with effect from March 2014, AstraZeneca will begin reporting to the US government detailed information relating to payments to physicians and teaching hospitals in the US, as required by The Physician Payments Sunshine Act.

†	Further information on AstraZeneca’s approach to responsible business can be found in the Responsible Business section from page 220 and on our website, www.astrazeneca.com/responsibility.

42	AstraZeneca Annual Report and Form 20-F Information 2013

Manufacturing and Supply Our programme of investment in continuous improvement helps us get our medicines to patients as efficiently as possible.

“People who take our medicines rightly expect them to be safe and effective. Our quality management systems are designed to provide that assurance.”

David Smith

EVP, Operations & IS

Our strategy is to balance innovative and efficient in-house manufacturing capabilities with external manufacturing resources, particularly in relation to the early stages of our production process. Where efficiencies can be achieved, we continue to consider using outsourced production but our strategy is to retain the final stages of the production cycle in-house. This balance is designed to give us product integrity and quality assurance while affording us cost efficiency and volume flexibility.

We progressed two key production facilities during 2013 in China (Taizhou), our second facility in the country, and in Russia (Vorsino), which will enable us to better supply our products to both markets locally. These sites are intended to commence phased commercial production in 2014/2015. In 2013, we also announced plans to invest $190 million to construct a new facility at our Macclesfield (UK) facility by 2017, to continue production of Zoladex. The work is led by our global engineering group who put a strong focus on carrying out these projects fully in line with our ethical and safety standards.

Product quality and supply chain

We are committed to delivering product quality that underpins the safety and efficacy of our medicines. We have a comprehensive quality management system in place designed to assure the quality of our products in compliance with relevant regulations.

Continuous improvement

Our continuous improvement programme allows us to improve our systems and minimise the impact of our activities on the environment. We focus on what adds value to our customers and patients, as well as waste elimination. The programme has delivered significant benefits in recent years, including reduced manufacturing lead times and lower average stock levels, both of which improve our ability to respond to customer needs and reduce inventory costs. All improvements are designed to ensure we maintain product quality, safety and customer service.

We have applied Lean production business improvement tools and ways of working to improve the efficiency of our manufacturing plants for a number of years and, in recent years, have applied them to the whole of our supply chain. This has led to improvements in quality, lead times and overall equipment effectiveness. In 2013, we continued to establish more efficient processes, with experts from our global supply chain organisation providing cross-functional support throughout the business.

Regulation and compliance

Facilities and processes for manufacturing medicines must observe rigorous standards of quality. They are subject to inspections by regulatory authorities to ensure compliance with prescribed standards. Regulatory authorities have the power to require improvements to facilities and processes, halt production and impose conditions that must be satisfied before production can resume. Regulatory standards are not harmonised globally and evolve over time.

We hosted 26 independent inspections from 10 different regulatory authorities in 2013. All observations from such inspections are reviewed along with the outcomes of internal audits and subsequent improvement actions are put in place as required to ensure ongoing compliance.

We are actively involved in providing input into evolving regulations, both at national and international levels, through our membership of industry associations. We work actively, for example, with both EFPIA and Pharmaceutical Research and Manufacturers of America on discussions around improving supply chain security and minimising drug shortages.

Our supply and manufacturing strategy is based on our commitment to maintaining the highest ethical standards while complying with internal policies, and laws and regulations. We achieve this by placing compliance responsibility with line managers who are supported by dedicated compliance teams. Independent assurance is provided by our IA function.

AstraZeneca Annual Report and Form 20-F Information 2013	43

Strategic Report | Business Review | Manufacturing and Supply

Supplier audits

Year	Number of internal audits	Number of external audits
2013	30	31
2012	44	438
2011	64	687

Number of audits by geographic region 2013
Asia Pacific	28
Europe	20
Americas	11
Middle East & Africa	2
Total	61

Managing risk

Given our strategy to outsource the majority of API manufacturing, we place particular importance on our global procurement policies and integrated risk management processes to ensure uninterrupted supply of high-quality raw materials. Supplies are purchased from a range of suppliers. We factor in a wide range of potential risks to global supply, such as disasters that remove supply capability or the unavailability of key raw materials, and work to ensure that these risks are effectively mitigated. Contingency plans include the appropriate use of dual or multiple suppliers and maintaining appropriate stock levels. Although the price of raw materials may fluctuate, our global purchasing policies seek to avoid such fluctuations becoming material to our business.

We also take into account reputational risk associated with our use of suppliers and are committed to working only with suppliers that embrace standards of ethical behaviour that are consistent with our own.

As part of our overall risk management, we carefully consider the timing of investment with a view to ensuring that secure supply chains are in place for our products. We also have a programme in place to provide appropriate supply capabilities for our new products.

“As a responsible business, we will only work with those companies whose ethical standards are consistent with our own. Our supplier due diligence processes help provide confirmation that they meet our expectations.”

Katarina Ageborg

Chief Compliance Officer

Working with suppliers†

We are committed to integrating AstraZeneca’s ethical standards into our procurement activities and decisions worldwide. Our objective is to monitor compliance through our ongoing assessment and programmes, which focus on areas experiencing the greatest challenges. We address challenges with our suppliers and promote improvement through collaboration.

Our Global Responsible Procurement Standard defines one of the key business processes for integrating our ethical standards into our procurement activity and decision making worldwide. The same initial assessment process is used for all suppliers and more detailed, focused assessments are then made, relevant to the service provided. Since the programme began in 2009, we have completed 7,138 assessments of new and existing suppliers, which accounts for approximately 90% of our spend with suppliers.

We categorise suppliers as high, medium or low risk. We focus our auditing efforts on high and medium risk rated suppliers but we also audit some suppliers that we consider to be lower risk, to confirm our performance expectations across all suppliers. In 2013, we continued our audit activity with 61 audits across 25 countries (482 audits in 2012) as set out in the table above. A full audit of all incumbent suppliers was completed in 2012, resulting in only new supplier and reassessment audits taking place in 2013. Improvements to the earlier stages of supplier due diligence, based on lessons learnt since 2009, have allowed an increased level of focus on suppliers categorised as ‘high risk’.

Fifty three percent of suppliers audited demonstrated standards that met our expectations, with a further 41% implementing improvements to address minor non-compliances. None of the suppliers audited this year will require significant follow-up to confirm they will make the improvements we require. We will not use suppliers who are unable or unwilling to meet our expectations in a timely way. During 2013, we identified and rejected 48 prospective suppliers from consideration during our due diligence process.

Environmental impact†

Our targets for 2013‡ included reducing:

>	operational greenhouse gas footprint to 794 thousand tonnes CO2 e/yr
>	hazardous waste to 0.68 tonnes/$m sales and non-hazardous waste to 0.51 tonnes/employee
>	water use to 3.9 million m3.

We work to reduce our greenhouse gas emissions by, among other things, improving our energy efficiency and pursuing lower-carbon alternatives to fossil fuels at our sites. We strive to ensure that our travel and transport activities are as efficient as possible. Our carbon footprint is also affected by some of our respiratory therapies, specifically our pressurised metered-dose inhalers that rely on hydrofluoroalkane (HFA) propellants to deliver the medicine to a patient’s airways. While HFAs have no ozone depletion potential and a third or less of the global warming potential than the chlorofluorocarbons (CFCs) they replace, they are still greenhouse gases. Our target is to reduce our operational greenhouse gas footprint (excluding emissions from patient use of our inhaler therapies) by 20% from our 2010 levels by 2015. In 2013, our operational greenhouse gas footprint totalled 718 thousand tonnes, a reduction of 20% from our 2010 baseline. Further information on carbon reporting is included in the Responsible Business section from page 220.

44	AstraZeneca Annual Report and Form 20-F Information 2013

Operational greenhouse gas footprint emissions‡ (thousand tonnes)

Waste production

(thousand tonnes)

Water

(million m3)

The management of waste is another key aspect of our commitment and we have a 2015 target of a 15% reduction in hazardous and non-hazardous waste from our 2010 levels. Our primary focus is waste prevention, but where this is not practical, we concentrate on waste minimisation and appropriate treatment or disposal to maximise the reuse and recycling of materials and minimise disposal to landfill. In 2013, our total waste was 32.8 thousand tonnes with a tonnes/$m index of 1.3. Our hazardous waste has been reduced by 47% (a reduction of 31% indexed to $m revenues) since 2010, principally due to changing production patterns and a major investment at our manufacturing site in the south west of the UK to enable recycling and reuse of solvent wastes. Our non-hazardous waste indexed against number of staff has not improved due to the significant reductions in our staff numbers since the baseline was set.

We recognise the need to use water responsibly and, where possible, to minimise the use of water in our facilities. To support the delivery of our target to reduce water use by 25% from our 2010 levels by 2015, we now have water conservation plans at our largest sites. In 2013, our water use was 3.7 million m3, a reduction of 19% from our 2010 baseline. Water use indexed to revenues was 140m3/$m (+5% from 2010 baseline).

We are also working to ensure that we measure and report the impact of our external manufacturing activity on the environment, and that our suppliers have appropriate environmental improvement targets. We believe we have captured data for more than 90% of the globally managed outsourced manufacture of key intermediates and APIs, formulation and packaging for our established brands. The full data is available on our website, www.astrazeneca.com/responsibility.

Our continued commitment to product stewardship is underpinned by our ongoing work to integrate environmental considerations into a medicine’s complete life-cycle, from discovery and development, through manufacturing, commercialisation and to its ultimate disposal. We follow a progressive programme designed to ensure that our manufacturing emissions of APIs do not exceed our own internally defined standards. We confirmed safe discharges at all of our own manufacturing sites in 2010 and have a rolling programme to confirm ongoing compliance. During 2013 we reassessed 12 of our sites to confirm safe discharges. We also follow a progressive approach and internal process to ensure ongoing ecopharmacovigilance for our products. This involves regular reviewing of emerging science and literature to identify any new information that might inform the environmental risk management plans for our products. This is a novel initiative and we published our approach in the Drug Safety journal in July 2013. Further information is available on our website, www.astrazeneca.com/responsibility, including environmental risk assessment data for our medicines.

†	Further information on AstraZeneca’s approach to responsible business can be found in the Responsible Business section from page 220 and on our website, www.astrazeneca.com/responsibility.
‡	Figures have been revised from those previously published to incorporate our biologics capabilities into our targets. The operational greenhouse gas footprint figures have been revised to incorporate improved estimates of road freight and energy data. Our targets for 2011-2015 were set in 2010.

AstraZeneca Annual Report and Form 20-F Information 2013	45

Strategic Report | Pioneering science, life-changing medicines

Making hearts

beat longer

Cardiac regeneration

46	AstraZeneca Annual Report and Form 20-F Information 2013

17.3 million More people die annually from cardiovascular diseases than from any other cause – an estimated 17.3 million people in 2008* 347 million people worldwide have diabetes*

AstraZeneca Annual Report and Form 20-F Information 2013	47

Strategic Report | Therapy Area Review

Overview

Our Business model section on page 10 demonstrates how we apply our resources and assets across the whole life-cycle of a medicine.

These efforts were detailed in the Business Review. In this Therapy Area Review, we describe how we apply those resources across our chosen therapy areas.

As outlined in the Our strategic priorities section from page 16, a key element of our drive to Achieve Scientific Leadership is our decision to focus on distinctive science in three core therapy areas: Cardiovascular and Metabolic disease (CVMD); Oncology; and Respiratory, Inflammation and Autoimmunity (RIA). We will do this by exploiting our unique combination of strengths in biologics and small molecules, immunotherapies and protein engineering technologies. Our approach to Infection, Neuroscience and Gastrointestinal (ING) is opportunity-driven.

This Therapy Area Review reflects the range of our activities. They are led by our GPPS team but draw heavily on the expertise of the whole organisation, so ensuring our science is connected with patients’ needs. We embed these insights into our work based on our interactions with healthcare providers, patients, regulators and payers. This approach helps us to prioritise resources and optimise our portfolio, thereby delivering medicines that customers value and which meet their needs.

Development pipeline

Data in this section is as at 31 December 2013.

Our pipeline includes 99 projects, of which 85 are in the clinical phase of development. As shown in the Development projects table opposite, we now have a total of 33 projects in Phase I (32 NMEs), 27 projects in Phase II (23 NMEs), 19 projects in late-stage development, either in Phase III or under regulatory review (11 NMEs), and are running 20 significant life-cycle management projects. The 27 projects in Phase II include parallel indications for projects which have reached Phase III.

The 19 projects in late-stage development, either in Phase III or under regulatory review include:

>	11 NMEs
>	Four projects exploring additional indications for these molecules
>	Four molecules already approved or launched in at least one major market.

Fourteen projects (inclusive of combination trials) entered first human testing (Phase I) during 2013. For further detailed information, see our Development pipeline table from page 194.

Across the clinical portfolio, 33 projects successfully progressed to their next phase. This excludes two Phase I studies expanded to include patients in 2013, one progression within Phase II and one Phase II start in a new indication. The Pipeline delivery table opposite summarises the year’s key pipeline progressions. Four NMEs commenced Phase III trials as a result of the acceleration of selected quality programmes. Fifteen projects were withdrawn in 2013: 13 projects were withdrawn following poorer than anticipated safety or efficacy results; one was withdrawn for economic reasons; and one because of uncertainty in the scientific hypothesis.

The early clinical pipeline shows a shift toward specialty care, with 80% of programmes in Phase I and II directed at such indications. Our late-stage pipeline was strengthened during 2013 through a combination of internal acceleration of priority programmes and in-licences and acquisitions of externally originated compounds in our core therapy areas. We believe that our investment in the quality of our science and strong governance will allow us to launch a rising number of first-in-class therapies in the next decade.

Our biologics pipeline has matured in recent years resulting in a 50-50 balance of small molecule programmes and biologics in the clinical portfolio. In specialty care we focus on specifically defined or biologically targeted populations, determined by the scientific pathway of the disease and mode of action of the molecule. An increasing number of specialty care products require a diagnostic test for patient eligibility or to achieve the best outcomes. The diseases which specialty care products treat are generally more severe, with the patient population concentrated under the care of a subset of doctors and in specialty healthcare facilities. Specialty care products generally command higher prices and must deliver higher value. Making them available to the right patients requires tight co-ordination between our commercial, medical and supply chain teams.

For information about the risks inherent in the clinical phase of development, please see the Principal risks and uncertainties section from page 200.

Our products

While the focus of this Therapy Area Review is on our key marketed products, many of our other established products are crucial to certain markets within Emerging Markets and, taken together, represent an important part of AstraZeneca’s business.

For a list of all our potential new products and product life-cycle developments, see the Pipeline by therapy area table on page 50 and the Development pipeline table, from page 194. For details of patent expiries of our key marketed products, see the Patent expiries section on page 198.

Indications for each product described in this Therapy Area Review may vary from country to country. Local prescribing information should be referred to for country-specific indications for any particular product.

Many of our products are subject to litigation. Information about material legal proceedings can be found in Note 25 to the Financial Statements from page 176. Details of relevant risks are set out in the Principal risks and uncertainties section from page 200.

48	AstraZeneca Annual Report and Form 20-F Information 2013

Development projects

[1]	Includes four projects that are either approved or launched in at least one market. Includes four projects that are filed in at least one market.
[2]	Includes five projects that are either approved or launched in at least one market. Includes one project that is filed in at least one market.
[3]	Included five projects that were either approved or launched in at least one market.
[4]	Included eight projects that were filed, approved or launched in at least one market.
[5]	Included six projects that were filed, approved or launched in at least one market.
[6]	Included seven life-cycle management projects reintroduced from Brazil, Russia, India, China, Mexico, Turkey and Japan.

Pipeline delivery

Milestone	Product	2013 Achievement
Key pipeline progressions (Phase III starts and first regulatory filings)	metreleptin	Biologics License Application accepted and priority review granted by the FDA for metreleptin for the treatment of metabolic disorders associated with inherited or acquired lipodystrophy.
	naloxegol	MAA accepted by EMA and FDA for opioid-induced constipation.
	olaparib	MAA accepted by EMA for maintenance treatment of patients with BRCA mutated platinum- sensitive relapsed serous ovarian cancer.

Phase III programmes commenced in 1st line BRCA-mutated ovarian cancer (SOLO-1), platinum- sensitive relapsed BRCA-mutated ovarian cancer (SOLO-2), and 2nd line gastric cancer study (GOLD).
	moxetumomab pasudotox	Phase III programme has commenced for hairy cell leukaemia.
	selumetinib	Phase III programme has commenced for 2nd line treatment of locally advanced or metastatic KRAS mutation-positive NSCLC.
	benralizumab	Phase III programme has commenced for severe asthma.
Late-stage licensing/ acquisitions	Epanova	Product obtained through acquisition of Omthera. MAA accepted by FDA for treatment of severe hypertriglyceridaemia.
	PT003	Product obtained through acquisition of Pearl Therapeutics.

Phase III programme commenced for PT003 for COPD.
	roxadustat (FG-4592)	Product obtained through strategic collaboration with FibroGen.

Programme in late stage but AstraZeneca Phase III programme not dosed yet.
Major market approvals	Fluenz Tetra (influenza vaccine live, intra-nasal)	EMA approval for the prevention of seasonal influenza in children. This is the first and only intra-nasal four-strain influenza vaccine available for children and adolescents from 24 months and up to 18 years of age in Europe.

2014 Achievement
	Farxiga	FDA approval for Farxiga (dapagliflozin) for the treatment of adult patients with Type 2 diabetes.
	Xigduo	EMA approval for Xigduo (dapagliflozin/metformin hydrochloride) for the treatment of adult patients with Type 2 diabetes.

Sales by therapy area

	2013			2012			2011
	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m
Cardiovascular and Metabolic disease	8,830	(7)	(6)	9,531	(7)	(4)	10,212
Oncology	3,193	(9)	(2)	3,489	(6)	(3)	3,705
Respiratory, Inflammation and Autoimmunity	4,677	6	7	4,415	(1)	2	4,468
Infection, Neuroscience and Gastrointestinal	9,011	(14)	(13)	10,490	(28)	(27)	14,596
Other businesses*	–	–	–	48	n/m	n/m	610
Total	25,711	(8)	(6)	27,973	(17)	(15)	33,591

*	Represents all other pharmaceutical product sales that are not in the above therapy areas.

AstraZeneca Annual Report and Form 20-F Information 2013	49

Strategic Report | Therapy Area Review

Our growing late stage pipeline

Pipeline by therapy area (as of 31 December 2013)

¢ Cardiovascular and Metabolic disease (CVMD)

¢ Oncology

¢ Respiratory, Inflammation and Autoimmunity (RIA)

¢ Infection, Neuroscience and Gastrointestinal (ING)

Key – showing movements in 2013
+	Addition	F	New filing
–	No change	✓	Approved/launched
g	Progression

Phase I 32 NMEs				Phase II 23 NMEs
Small molecule		Large molecule		Small molecule		Large molecule

AZD1208	—	MEDI6012	—	AZD4901	g	MEDI-551#	—

AZD5363#	—	MEDI0639#	—	roxadustat (FG-4592)	+	MEDI-573#	—

AZD9150#	—	MEDI3617#	—	AZD1722#	g	tremelimumab	+

volitinib# (AZD6094)	—	MEDI4736#2	—	AZD5847	—	benralizumab# (COPD)	—

AZD8186	g	MEDI-565#	—	olaparib	—	mavrilimumab#	—
(breast cancer)

AZD9291[2]	+	MEDI6469#	—	selumetinib#	—	MEDI-546#	—
(AZD6244) (ARRY-142886)
(various cancers)

AZD6738	+	MEDI0680 (AMP-514)	+	AZD2014	g	MEDI7183#	—

AZD8848#	—	moxetumomab	+	AZD1775#	+	MEDI8968#[4]	—
pasudotox# (pALL)

AZD7624	+	MEDI4736#	+	AZD2115#	—	sifalimumab#	—
+ tremelimumab

AZD4721	+	MEDI4736# + dabrafenib + trametinib	+	AZD5069[3]	—	tralokinumab (asthma/IPF)	—

AZD1419	+	MEDI-551#	—	RDEA3170	g	MEDI2070	g

PT010	+	MEDI5872#	—	AZD5847	—	brodalumab# (asthma/psoriatic arthritis)	g

ATM AVI	—	MEDI9929#	—	CXL#	—

AZD1419	+	MED550	—	AZD3241	—

AZD3293#	—	MEDI-559	—	AZD5213	g
		(PRVV)		(Tourette’s syndrome/
neuropathic pain)

AZD6423	+	MEDI4893	+

		MEDI19287	+

50	AstraZeneca Annual Report and Form 20-F Information 2013

“I’m really pleased by the progress made during 2013. At the end of the year, we had 99 projects in our pipeline, of which 85 were in the clinical phase of development and 14 were approved, launched or filed.”

Pascal Soriot

Chief Executive Officer

Phase III 7 NMEs				Line Extensions
Small molecule		Large molecule		Small molecule

Brilinta/Brilique	✓	metreleptin	F	Brilinta/Brilique	—	Caprelsa	g
				EUCLID		(differentiated thyroid
cancer)

Epanova#	F	moxetumomab pasudotox#	g	Brilinta/Brilique PEGASUS-TIMI 54	—	Faslodex (1st line advanced	—
		(HCL)				breast cancer)

Farxiga/Forxiga (dapagliflozin)†	✓	brodalumab# (COPD)	—	Brilinta/Brilique SOCRATES	+	Iressa (treatment beyond	—
progression)

Caprelsa (medullary thyroid	—	benralizumab# (severe asthma)	g	Brilinta/Brilique THEMIS	+	Symbicort BAI (asthma/COPD)	—
cancer)

olaparib	F			Bydureon EXSCEL	—	Diprivan#	—

olaparib SOLO-1	g			Bydureon Dual	F	Entocort	—
Chamber Pen

olaparib SOLO-2	g			Bydureon weekly suspension	+	linaclotide#	+

olaparib GOLD	g			Xigduo	✓	Nexium	—
(peptic-ulcer bleeding)

selumetinib#	g			Farxiga/Forxiga	+
(AZD6244)				(dapagliflozin)
DECLARE

lesinurad	—			Kombiglyze XR/ Komboglyze FDC[1]	—

PT003 GFF	+			saxagliptin/	—
dapagliflozin FDC

CAZ AVI# (CAZ104)	—			Onglyza SAVOR-TIMI 53	—
(serious infection)

CAZ AVI# (CAZ104) (HAP/VAP)	g

Zinforo# (ceftaroline)	—

naloxegol#	F
(NKTR-118)

# Partnered product.

†Farxiga in the US; Forxiga in the rest of world.

[1]   Kombiglyze XR in the US; Komboglyze FDC in the EU.

[2]   Phase I study expanded to include patients in 2013.

[3]   Progression within Phase II in 2013.

[4]   Phase II start in new indication of hidradenitis suppurativa (HS) in 2013.

AstraZeneca Annual Report and Form 20-F Information 2013	51

Strategic Report | Therapy Area Review

Cardiovascular and

Metabolic disease

More people die annually from CV diseases than from any other cause – an estimated 17.3 million people, representing 30% of the global total. More than 80% of deaths take place in low- and middle-income countries.

Our marketed products

Cardiovascular (CV) disease

>	Atacand[1] (candesartan cilexetil) is an angiotensin II antagonist used for the 1st line treatment of hypertension and symptomatic heart failure.

>	Axanum (acetylsalicylic acid (ASA) and esomeprazole) is a fixed-dose combination indicated for prevention of CV events in high-risk CV patients in need of daily low-dose ASA treatment and who are at risk of gastric ulcers.

>	Brilinta/Brilique (ticagrelor) is an oral antiplatelet for the treatment of acute coronary syndromes (ACS).

>	Crestor[2] (rosuvastatin calcium) is a statin used for the treatment of dyslipidaemia and hypercholesterolemia. In some markets it is also indicated to slow the progression of atherosclerosis and to reduce the risk of first CV events.

>	Plendil (felodipine) is a calcium antagonist used for the treatment of hypertension and angina.

>	Seloken/Toprol-XL (metoprolol succinate) is a beta-blocker once-daily tablet used for 24-hour control of hypertension and for use in heart failure and angina.

>	Tenormin (atenolol) is a cardioselective beta-blocker used for hypertension, angina pectoris and other CV disorders.

>	Zestril[3] (lisinopril dihydrate) is an angiotensin-converting enzyme inhibitor used for the treatment of a wide range of CV diseases, including hypertension.

[1]	Licensed from Takeda Chemicals Industries Ltd.
[2]	Licensed from Shionogi. In December 2013, AstraZeneca and Shionogi announced the extension of the global licence agreement for Crestor and the modification of the royalty structure, effective 1 January 2014.
[3]	Licensed from Merck.

Metabolic disease

>	Byetta (exenatide injection) is an injectable medicine indicated to improve blood sugar (glucose) control along with diet and exercise in adults with Type 2 diabetes mellitus.

>	Bydureon (exenatide extended release injectable suspension) is an injectable medicine indicated to improve blood sugar (glucose) along with diet and exercise in adults with Type 2 diabetes mellitus.

>	Forxiga/Farxiga (dapagliflozin) is a selective inhibitor of human sodium-glucose co-transporter 2 (SGLT-2 inhibitor) used to improve glycaemic control in adult patients with Type 2 diabetes mellitus.

>	Kombiglyze XR (saxagliptin and metformin XR) combines saxagliptin (Onglyza) and metformin extended release metformin (metformin XR) in a once-a-day tablet for the treatment of Type 2 diabetes mellitus.

>	Komboglyze (saxagliptin and metformin HCl) combines saxagliptin (Onglyza) and metformin immediate release (metformin IR) in a twice-daily tablet for the treatment of Type 2 diabetes mellitus.

>	Onglyza (saxagliptin) is an oral dipeptidyl peptidase 4 (DPP-4) inhibitor used for the treatment of Type 2 diabetes mellitus.

>	Symlin (pramlintide acetate) is an injected amylin analogue for the treatment of Type 1 and Type 2 diabetes mellitus in patients with inadequate glycaemic control on mealtime insulin.

>	Xigduo (dapagliflozin and metformin hydrochloride) combines dapagliflozin (Forxiga), an SGLT-2 inhibitor, and metformin hydrochloride, in a twice-daily tablet to improve glycaemic control in adult patients with Type 2 diabetes mellitus, who are inadequately controlled by metformin alone.

Therapy area world market

(MAT/Q3/13)

$169.8bn

Wordwide market value

52	AstraZeneca Annual Report and Form 20-F Information 2013

Our strategic priorities

AstraZeneca is a leader in the treatment of cardiovascular (CV) and metabolic diseases. We aim to build on our strong position, with a particular focus on thrombosis (blood clotting), atherosclerosis (hardening of the arteries) and metabolic diseases, including diabetes and its complications. Despite improvements in the quality of diagnosis and treatment, unmet medical need remains high. These diseases, together with their complications, continue to grow worldwide (both in Established Markets and Emerging Markets) as a consequence of the spread of a westernised lifestyle. We are developing potential new therapies using a variety of approaches, including small molecules, antibodies, peptides and proteins, to address this growing need.

Our strategy for our CV disease area is to maximise the benefits for patients from our existing portfolio of medicines, such as our statin, Crestor, and ensure we supply Brilinta/Brilique, our oral antiplatelet treatment, to all those who can benefit from it. We also want to optimise the potential of our research and clinical projects for the treatment of conditions such as heart and kidney diseases, atherosclerosis and acute coronary syndromes (ACS). In addition, we are exploring ways to expand our core capabilities to deliver differentiated products, such as research into cardiac regeneration. See the case study on page 46 for more information.

Finally, we are searching for business development transactions that complement our activities. For example, in March 2013, we cemented our long-standing collaboration with the Karolinska Institutet by announcing the creation of a research centre, at the Institutet’s site in Stockholm,

Sweden. The centre will conduct pre-clinical and clinical studies to advance the understanding of CV and metabolic disease pathophysiology and assess new drug targets. Also in March 2013, we announced an exclusive agreement with Moderna Therapeutics to discover, develop and commercialise pioneering messenger RNA Therapeutics for the treatment of serious CV, metabolic and renal diseases.

These transactions will also support our ambitions for our Metabolic disease area, with its focus on diabetes, diabetic nephropathy and obesity. We plan to continue building our base with existing brands and develop our research and clinical projects so we are best able to meet individual patients’ unique sets of medical needs and build a position of leadership in the area.

Cardiovascular disease

Hypertension (high blood pressure) and dyslipidaemia (abnormal levels of blood lipids) damage the arterial wall which may lead to atherosclerosis. Lipid-modifying therapy, primarily statins, is a cornerstone for the treatment of atherosclerosis.

ACS is an umbrella term for sudden chest pain and other symptoms due to insufficient blood supply (ischaemia) to the heart muscle. ACS is the acute manifestation of ischaemic heart disease and is associated with considerable subsequent mortality and morbidity. There remains a significant need to improve patient outcomes and reduce the costs of treating ACS.

Our 2013 focus

Globally, Crestor gained market share (by value) after its launch in 2003 with its differentiated profile in managing cholesterol levels and its more recent label indications for slowing the progression of atherosclerosis and reducing the risk of CV events in some markets. Crestor is the only statin with an atherosclerosis indication in the US not limited by disease severity or restricted to patients with coronary heart disease. A competitor to Crestor, atorvastatin (Lipitor), was available in generic form in the US from late 2011 and, since May 2012, several generic atorvastatin products have become available.

Fewer than half the people thought to have high levels of low-density lipoprotein cholesterol (LDL-C) (so-called ‘bad cholesterol’) are diagnosed and treated. Of treated patients, only about half reach their doctors’ recommended cholesterol targets using existing treatments. Study data have shown that the usual 10mg starting dose of Crestor is more effective at lowering LDL-C and produces greater achievement of LDL-C goals than commonly prescribed doses of other statins. Crestor also produces an increase in high-density lipoprotein cholesterol (HDL-C) (so-called ‘good cholesterol’) across the dose range and has again been shown to reduce atherosclerotic plaque.

Crestor continues to face increasing challenges from generic products. For instance, competition resulting from the expiration of the Crestor patent in Canada had a significant negative impact on our 2013 financial results. Patents protecting Crestor have been subject to a number of challenges in different jurisdictions. Details of these matters are included in Note 25 to the Financial Statements, from page 176.

While also subject to competition from generics, Atacand continues to be an important treatment option for patients with hypertension and symptomatic heart failure. It is approved for the treatment of

AstraZeneca Annual Report and Form 20-F Information 2013	53

Strategic Report | Therapy Area Review | Cardiovascular and Metabolic disease

hypertension in more than 125 countries and for symptomatic heart failure in more than 70 countries. Atacand Plus (candesartan cilexetil/hydrochlorothiazide) is a fixed-dose combination of Atacand and the diuretic hydrochlorothiazide, indicated for the treatment of hypertension in patients who require more than one anti-hypertensive therapy. Atacand Plus is approved in 99 countries.

Brilinta/Brilique is an oral antiplatelet treatment for ACS in a new chemical class called cyclo-pentyl-triazolo-pyrimidines, which are selective adenosine diphospate (ADP) receptor antagonists that act on the P2Y12 ADP-receptor. Brilinta/Brilique remains under regulatory review in nine countries. It has been approved in 100 countries, including the US, Canada and Brazil under the trade name Brilinta, and in the EU, Iceland and Norway under the trade name Brilique. Additional marketing authorisations and regulatory submissions are planned for 2014.

Epanova is a patent-protected, novel, ultra-pure mixture of free fatty acids derived from fish oils, including multiple long-chain omega-3 fatty acids that reduces triglycerides and improves other key lipid parameters. Epanova came into AstraZeneca’s portfolio through the acquisition in July 2013 of Omthera, a specialty pharmaceutical company based in the US, focused on the development and commercialisation of new therapies for dyslipidaemia. In September 2013, the FDA accepted an NDA for Epanova for review.

Clinical studies

Brilinta/Brilique is being investigated in a range of clinical trials under the PARTHENON programme. PARTHENON is an AstraZeneca-funded comprehensive, long-term and evolving global research initiative designed to address unanswered questions in atherothrombotic disease and to investigate the impact of Brilinta/Brilique on reducing CV events and death. The benefit of Brilinta/Brilique on CV thrombotic events, including CV mortality, observed in patients who have had an ACS event, supports continued study in other areas of CV disease.

The current PARTHENON programme is designed to include around 80,000 patients worldwide. Key clinical trials captured within the programme are described below:

>	PEGASUS-TIMI 54, a 21,000 patient study, continues in more than 30 countries. The study examines the risk/ benefit profile of Brilinta/Brilique plus aspirin to prevent adverse CV events compared with aspirin alone in higher-risk patients who had experienced a heart attack at least one but not more than three years before the study
>	EUCLID is a global clinical trial involving 13,500 patients with peripheral arterial disease (PAD), a condition affecting approximately 27 million people in Europe and North America. It began enrolling patients in early 2013 and is evaluating the efficacy of Brilinta/Brilique (monotherapy) compared to clopidogrel (monotherapy) in reducing a composite endpoint of CV death, myocardial infarction (MI) or ischaemic stroke
>	SOCRATES is a global clinical trial planned to enrol 9,600 patients who have experienced an acute ischaemic stroke or transient ischaemic attack (TIA). Annually, 15 million people worldwide suffer a stroke. Ischaemic strokes and TIAs occur as a result of an obstruction of a vessel supplying blood to the brain. The SOCRATES study evaluates the efficacy of Brilinta/Brilique monotherapy compared to aspirin in reducing major vascular events
>	THEMIS is a global clinical trial involving 17,000 patients with Type 2 diabetes mellitus at high risk of cardiovascular events. The study compares the efficacy of long-term treatment with ticagrelor versus placebo for the prevention of major cardiovascular events in patients without a history of previous MI or stroke, but with documented coronary atherosclerosis.

In 2013, we announced plans to commence the STRENGTH trial, planned to enrol 13,000 patients into a Phase III, double-blind, long-term outcomes study to assess statin residual risk reduction with Epanova in high cardiovascular risk patients with hypertriglyceridaemia (statin treated).

Metabolic disease

Type 2 diabetes mellitus is a chronic progressive disease of epidemic scale, affecting at least 90% of people with diabetes worldwide. The disease continues to grow as a consequence of western lifestyles. It increasingly affects people at a younger age, with many patients requiring multiple medications to control their condition.

There are a number of established oral generic and branded treatments available, such as biguanides and sulfonylureas. However, newer classes such as DPP-4 inhibitors, SGLT-2 inhibitors, and glucagon-like peptide 1 (GLP-1) agonists are successfully entering the market by offering effective blood sugar control. The CV safety of these new classes has been given particular emphasis in recent regulatory reviews and guidance documents provided by the FDA and other regulatory authorities.

Our 2013 focus

In 2013, AstraZeneca continued its worldwide diabetes alliance with BMS to co-develop and co-commercialise two compounds discovered by BMS for the treatment of Type 2 diabetes mellitus: Onglyza and Forxiga. In April 2013, following the completion of BMS’s acquisition of Amylin in August 2012, AstraZeneca and BMS assumed full global commercialisation rights of Amylin’s portfolio of products related to diabetes (and other metabolic diseases) with a primary focus on a franchise of GLP-1 agonists for the treatment of Type 2 diabetes mellitus. The products include Byetta, Bydureon and Symlin. The alliance was the first to offer products in the three newest and fastest growing classes of diabetes treatments: DPP-4, SGLT-2 and GLP-1.

In December 2013, we announced an agreement to acquire the entirety of BMS’s 50% interest in the companies’ joint diabetes business. This secured AstraZeneca the IP rights and other assets for the development, manufacture and commercialisation of these diabetes assets, which include Onglyza, Kombiglyze, Komboglyze, Forxiga/Farxiga, Xigduo, Byetta, Bydureon, metreleptin, and Symlin. The acquisition, which completed in February 2014, consolidated worldwide ownership of the diabetes business within AstraZeneca, allowing us to maximise our primary and specialty care capabilities and geographical reach in this area, especially in Emerging Markets. Approximately 3,900 employees will transfer with the acquisition of this business. The transaction reinforces our long-term commitment to diabetes, a key platform for returning AstraZeneca to growth.

Forxiga (dapagliflozin) is a first-in-class SGLT-2 inhibitor. It was approved in the EU in November 2012 and in the US (where it is called Farxiga) in January 2014. Forxiga/Farxiga is intended to be used as an adjunct to diet and exercise in combination with other glucose-lowering medicinal products, including insulin, or as a monotherapy. Forxiga/Farxiga is now approved in 40 countries with six others under regulatory review. Additional submissions are planned for 2014.

Xigduo (dapagliflozin and metformin hydrochloride) was approved in January 2014 in the EU, for adults aged 18 and over with Type 2 diabetes mellitus as an adjunct to diet and exercise to improve glycaemic control. It is indicated in patients inadequately controlled on their current

54	AstraZeneca Annual Report and Form 20-F Information 2013

metformin-based treatment regimen or who are currently being treated with the combination of dapagliflozin and metformin as separate tablets. An NDA for dapagliflozin and metformin hydrochloride (extended release) fixed-dose combination in a once-daily tablet was submitted to the FDA in the fourth quarter of 2013.

Metreleptin is an investigational agent for the treatment of metabolic disorders associated with inherited or acquired lipodystrophy (LD), a rare disease estimated to affect a few thousand people around the world. The FDA has accepted and granted a priority review designation for the Biologics License Application (BLA) for metreleptin and assigned a February 2014 review deadline. In December 2013, the Endocrinologic and Metabolic Drugs Advisory Committee reviewed the BLA for it and voted 11 to one that there is substantial evidence that the benefits of metreleptin outweigh the risks for the treatment of paediatric and adult patients with generalised LD. The committee did not recommend metreleptin in patients with partial LD for the indication currently proposed, by a vote of two to 10. We remain committed to pursuing metreleptin for treatment in patients with metabolic disorders associated with partial LD. Work is ongoing to make metreleptin available outside the US.

In the pipeline

We continue to develop the delivery systems for Bydureon, including a dual chamber pen that will reduce the number of steps required to mix its components. A supplemental new drug application (sNDA) was submitted to the FDA in the third quarter of 2013 and we are expecting a six-month review. We filed for approval of the dual chamber pen in the EU in the fourth quarter of 2013.

We are also developing a once-weekly suspension of Bydureon. Recruitment is complete for the exenatide weekly suspension Phase III programme and the studies are ongoing.

In July 2013, AstraZeneca and FibroGen announced they had entered into a strategic collaboration to develop and commercialise roxadustat (FG-4592), a first-in-class oral compound in late-stage development for the treatment of anaemia associated with chronic kidney disease (CKD) and end-stage renal disease (ESRD). The collaboration focuses on the US, China and all major markets excluding Japan, Europe, the CIS, the Middle East and South Africa, which are covered by an existing agreement between FibroGen and Astellas.

In Phase II clinical studies, roxadustat met its primary objective of demonstrating anaemia correction in treatment-naïve CKD patients not on dialysis, as well as of maintenance of haemoglobin levels and anaemia correction in patients on dialysis. This efficacy was combined with an acceptable safety profile in clinical trials. An extensive roxadustat Phase III development programme for the US is planned along with initial Phase III trials in China, with anticipated regulatory filings in China in 2015 and in the US in 2017.

Clinical studies

With the completion of the SAVOR-TIMI 53 (saxagliptin assessment of vascular outcomes recorded in patients with Type 2 diabetes mellitus) trial in September 2013, Onglyza is now among the most extensively studied anti-diabetic medications. The trial, involving 16,500 adult patients with Type 2 diabetes mellitus, with a history of established CV disease or multiple risk factors, was also designed to fulfil a post-marketing requirement for the FDA.

Within its clinically relevant high CV risk population, SAVOR met the primary safety objective, demonstrating no increased risk for the primary composite endpoint of CV death, non-fatal MI or non-fatal ischaemic stroke, when added to a patient’s current standard of care (with or without other anti-diabetic therapies), as compared to placebo. Onglyza did not meet the primary efficacy endpoint of superiority to placebo for the same composite endpoint. Patients treated with Onglyza experienced improved glycaemic control and reduced development and progression of microalbuminuria over two years as assessed in exploratory analyses. The large size of SAVOR also allowed us to evaluate a broad range of other data of interest. Overall adverse events, serious adverse events and discontinuations were similar to placebo and the rates of pancreatitis and pancreatic cancer were low and balanced between Onglyza and placebo. The major secondary composite endpoint of CV death, non-fatal MI, non-fatal ischaemic stroke or hospitalisation for heart failure, unstable angina or coronary revascularisation was balanced across the two arms. One component of the composite secondary endpoint, hospitalisation for heart failure, occurred more in the Onglyza group compared to placebo. There was no increased rate of hypoglycemia among patients treated with Onglyza compared to placebo when added to metformin monotherapy and higher rates of hypoglycemia only in the Onglyza group compared to the placebo group among patients taking sulfonylureas, agents known to cause hypoglycemia, at baseline.

In April 2013, we initiated DECLARE, a large ongoing CV outcomes trial to understand the impact of Forxiga on CV risk/benefit. The trial is working to determine whether Forxiga (10mg), when added to a patient’s current anti-diabetes therapy, is effective in reducing cardiovascular events such as MI, ischaemic stroke and CV-related death, compared with placebo. The trial is a randomised, double-blind, placebo-controlled trial designed to enrol approximately 17,000 patients. Enrolment began in April 2013 with an anticipated completion date in 2019.

The EXSCEL (EXenatide Study of Cardiovascular Event Lowering) study is designed to determine if there are favourable CV effects of exenatide treatment using Bydureon. The EXSCEL study started in 2010 and is planned to run until 2017. The study has enrolled patients during 2013 and is designed for 9,500 patients.

AstraZeneca Annual Report and Form 20-F Information 2013	55

Strategic Report | Therapy Area Review

Oncology

Cancer is a leading cause of death worldwide and

accounted for 8.2 million deaths in 2012. About 70%

of deaths occurred in low- and middle-income countries.

Our marketed products

Our strategic priorities

We aim to build on our position as one of the world leaders in cancer treatment with established brands such as Zoladex and Arimidex, growing brands such as Faslodex and Iressa, and the successful introduction of novel therapeutic approaches currently in development. Our future growth will come about by targeting the right treatments at the right patients, using both small molecules and biologics, and taking advantage of cutting-edge science and innovative technologies.

Our oncology pipeline includes a range of novel compounds focused on several areas critical to the development and progression of cancer. In particular, we are developing potential new cancer drugs using a variety of biologics approaches directed towards molecular targets with a strong role in cancer progression. These have the potential to eliminate cancer cells in more effective ways. We are also focused on targeting the genetic drivers of cancer and the resistance mechanisms to current therapies, using companion diagnostics to identify the right patients. This strategy is driving the continued growth of Iressa and the rapid development of AZD9291, a third generation epidermal growth factor receptor (EGFR) inhibitor which could have the potential to address the most common resistance mechanism to first generation inhibitors, such as Iressa.

Our emphasis on triggering cancer cell death builds on our work in DNA damage response with our olaparib programme. To complement our DNA damage portfolio, we completed our in-licensing of MK-1775 (AZD1775) from Merck in September 2013. AZD1775 is a WEE-1 kinase inhibitor which inhibits a key cell cycle checkpoint and is in early clinical development.

In addition, we aim to be a key player in developing immune-mediated cancer therapies (IMT-Cs), a clinically validated

>  Arimidex (anastrozole) is an aromatase inhibitor used for the treatment of breast cancer.

>  Caprelsa (vandetanib) is a kinase inhibitor indicated for the treatment of symptomatic or progressive medullary thyroid cancer (MTC) in patients with unresectable (non-operable) locally advanced or metastatic disease.

>  Casodex (bicalutamide) is an anti-androgen therapy used for the treatment of prostate cancer.

>  Faslodex (fulvestrant) is an injectable estrogen receptor antagonist used for the treatment of hormone receptor-positive advanced breast cancer for post-menopausal women whose disease has progressed following treatment with prior endocrine therapy.

>  Iressa (gefitinib) is an epidermal growth factor receptor-tyrosine kinase (EGFR-TK) inhibitor that acts to block signals for cancer cell growth and survival in advanced EGFR-TK mutation-positive (EGFR M+) non-small cell lung cancer.

>  Nolvadex (tamoxifen citrate) remains a widely used breast cancer treatment outside the US.

>  Zoladex (goserelin acetate implant), in one and three month depots[1], is a luteinising hormone-releasing hormone (LHRH) agonist used for the treatment of prostate cancer, breast cancer and certain benign gynaecological disorders.

[1]   Depots are subcutaneous or intra-muscular injections.

Therapy area world market (MAT/Q3/13) $64.4bn Wordwide market value

56	AstraZeneca Annual Report and Form 20-F Information 2013

therapeutic approach that may lead to durable and prolonged response rates across a range of tumour types. IMT-Cs harness the power of the patient’s own immune system to fight cancer. We are building a comprehensive programme in this area with a robust pipeline. For more information, see the IMT-C case study on page 32.

In October 2013, we acquired Amplimmune, a biologics company that develops novel therapeutics in cancer immunology, and Spirogen, a biotechnology company specialising in antibody-drug conjugate technology for use in oncology. We also entered into a collaboration agreement with ADC Therapeutics to jointly develop two of its antibody-drug conjugate programmes in pre-clinical development, and made an equity investment in the company.

We aim to be a leader in identifying and developing combination therapies to exploit scientific and biological synergies. With our expertise across both small molecule and biologics research and development, we believe we are well positioned to explore novel combination therapies leading to better outcomes for cancer patients.

Our 2013 focus

Despite generic competition, Arimidex remains a leading global hormonal therapy for patients with early-stage breast cancer. This success is largely based on the extensive long-term efficacy and safety results of the ATAC study, which showed Arimidex to be significantly superior to tamoxifen at preventing breast cancer recurrence during and beyond the five-year treatment course.

Zoladex is approved in more than 120 countries for the treatment of prostate cancer, breast cancer and certain benign gynaecological disorders. In non-metastatic prostate cancer, Zoladex has been shown to improve overall survival, both when used in addition to radical prostatectomy and to radiotherapy. In breast cancer, Zoladex is widely approved for use in advanced breast cancer in pre-menopausal women. In a number of countries, Zoladex is also approved for the adjuvant treatment of early-stage pre-menopausal breast cancer as an alternative to and/or in addition to chemotherapy. Zoladex offers proven survival benefits for breast cancer patients with a favourable tolerability profile.

Casodex is used as a 50mg tablet for the treatment of advanced prostate cancer and as a 150mg tablet for the treatment of locally advanced prostate cancer. It is subject to competition from generics.

Iressa was the first EGFR-TK inhibitor to be approved in advanced non-small cell lung cancer and is approved in 89 countries. Iressa is the leading EGFR-TK inhibitor for patients with EGFR M+ advanced non-small cell lung cancer in the European and Asian markets. Iressa is currently not approved in the US. EGFR mutations can be identified by a number of diagnostic tests.

Faslodex 500mg is approved in 75 countries, including the EU member states, the US and Japan. It offers an additional, efficacious, hormonal therapy option and is given by once monthly injections. We are now exploring the efficacy and safety of Faslodex 500mg compared to Arimidex in the 1st line advanced breast cancer setting (hormone-naïve patients) in the Phase III FALCON trial.

Caprelsa fights cancer through two proven mechanisms: by blocking the development of tumour blood supply by inhibiting the vascular endothelial growth factor pathway and by inhibiting the growth and survival of the tumour through EGFR and rearranged during transfection (RET) pathways. Caprelsa was approved by the FDA and granted orphan drug status in April 2011, and by the EU in February 2012 for the treatment of medullary thyroid cancer in patients with unresectable locally advanced or metastatic disease. Caprelsa is also approved in Canada and remains under review by other regulatory agencies around the world.

In the pipeline

In 2013, we advanced three compounds into Phase III clinical trials. Olaparib, a poly ADP-ribose polymerase (PARP) inhibitor, is currently in Phase III trials for 1st line and platinum-sensitive relapsed BRCA mutated ovarian cancer and 2nd line gastric cancer. Additionally, in September 2013, the EMA accepted a MAA for olaparib (capsules) for the maintenance treatment of patients with BRCA mutated platinum-sensitive relapsed serous ovarian cancer. Selumetinib, a potent mitogen-activated protein kinase (MEK) inhibitor licensed from Array BioPharma Inc., is being studied in a Phase III trial in KRAS mutation-positive advanced non-small cell lung cancer. Moxetumomab pasudotox, a CD22 immunoconjugate, is being studied in a Phase III trial in unresponsive or relapsed hairy cell leukaemia.

Our oncology research pipeline targets both solid tumour and hematologic cancers. Across our small molecule and biologics portfolio, we have three investigational compounds in Phase III clinical trials, six in Phase II clinical trials, and 15 projects in Phase I clinical trials. Additional drug candidates are expected to progress into clinical trials in 2014.

For more information on our Oncology pipeline, see the Research and early clinical development section on page 36.

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Strategic Report | Therapy Area Review

Respiratory, Inflammation

and Autoimmunity

Some 235 million people suffer from asthma

with most asthma-related deaths in low- and

lower-middle income countries.

Our marketed products

Our strategic priorities

We aim to build on our strong position in the respiratory area by delivering innovative inhaled and targeted therapies that address the evolving unmet medical needs of patients with asthma, COPD, and idiopathic pulmonary fibrosis (IPF).

In the inflammation and autoimmunity therapy areas we intend to help improve the lives of patients by developing a rheumatology franchise, establishing a foothold through our late-stage programme in gout, and employing a more opportunity- driven approach to dermatology.

In addition to novel targeted therapies, our respiratory strategy involves developing unique inhaled therapies.

We are also looking at ways to transform how respiratory diseases are managed. We believe a better understanding of biology, patient phenotypes and new drug combinations will help improve clinical outcomes for patients.

Asthma and COPD

Asthma is a major cause of chronic morbidity and mortality. There is evidence that it has become much more common over the past 20 years. The number of patients whose asthma is not well controlled by current, approved treatments remains a particular unmet medical need.

Currently, fixed-dose combinations of an inhaled corticosteroid (ICS) with a long-acting beta2-agonist (LABA) (for example, Symbicort) help treat moderate to severe asthma. However, our R&D efforts focus on targeted therapies to treat more severe, refractory patients who experience severe or frequent exacerbations and a reduced quality of life. Additionally, the population of asthma patients is highly heterogeneous and we are working to better understand patient subtypes and to tailor therapies to the different phenotypes. Please see the case study on page 64 for more information.

>  Accolate (zafirlukast) is an oral leukotriene receptor antagonist used for the treatment of asthma.

>  Bricanyl Turbuhaler (terbutaline in a dry powder inhaler) is a short-acting beta2-agonist used for the acute treatment of bronchial-obstructive symptoms in asthma and COPD.

>  Oxis Turbuhaler (formoterol in a dry powder inhaler) is a fast onset, long-acting beta2-agonist used for the treatment of bronchial-obstructive symptoms in asthma and COPD.

>  Pulmicort Turbuhaler (budesonide in a dry powder inhaler) is an inhaled corticosteroid used for maintenance treatment of asthma.

>  Pulmicort Respules (budesonide inhalation suspension) is a corticosteroid administered via a nebuliser for the treatment of asthma in both children and adults.

>  Rhinocort (budesonide) is a nasal steroid used as a treatment for allergic rhinitis (hay fever), perennial rhinitis and nasal polyps.

>  Symbicort pMDI (budesonide/formoterol in a pressurised metered-dose inhaler) is a combination of an inhaled corticosteroid and a fast onset, long-acting beta2-agonist used for maintenance treatment of asthma and COPD, including chronic bronchitis and emphysema in the US, Australia and in a number of other markets.

>  Symbicort Turbuhaler (budesonide/ formoterol in a dry powder inhaler) is a combination of an inhaled corticosteroid and a fast onset, long-acting beta2-agonist used for maintenance treatment of asthma and COPD. In asthma, it is also approved for Symbicort Maintenance And Reliever Therapy (Symbicort SMART). Symbicort Turbuhaler is used in most parts of the world outside the US.

Therapy area world market (MAT/Q3/13) $95.8bn Wordwide market value

58	AstraZeneca Annual Report and Form 20-F Information 2013

COPD is a serious lung disease that includes chronic bronchitis and/or emphysema. Medication only has a small impact on the course of the disease and the prognosis for patients remains poor.

The goal of COPD treatment is to slow disease progression and control symptoms. Deterioration of lung function over time usually requires more aggressive treatment, including introducing additional inhaled treatments in an attempt to manage symptoms better. A new class of fixed-dose combinations of a long-acting muscarinic antagonist (LAMA) and a LABA are being developed for COPD and are likely to be positioned as 1st line therapy for symptomatic mild to moderate COPD patients who need effective bronchodilatation and are at lower risk of exacerbations. With the acquisition of Pearl Therapeutics in June 2013, AstraZeneca added a LAMA/LABA combination to its pipeline. ICS/LABA combinations, including Symbicort, are best suited for COPD patients with exacerbations according to recently updated guidelines from the Global Initiative for Chronic Obstructive Lung Disease (GOLD). The GOLD guidelines encourage triple therapy of LAMA/LABA/ ICS when symptoms persist despite treatment with an ICS/LABA. Formulation and device technology acquired from Pearl Therapeutics will also allow us to develop a triple fixed-dose combination in one device which we plan to accelerate into Phase II clinical development in 2014.

Our 2013 focus

The range of Symbicort products improves symptoms and provides a clinically important improvement in the health of many patients with asthma or COPD by providing effective and rapid control of the symptoms, with a long-term maintenance effect.

Pulmicort is one of the world’s leading ICS products for treating asthma and is available in several forms, such as respules. Teva has had an exclusive licence to sell a generic version of Pulmicort Respules in the US since 2009. Pulmicort continues to face increasing challenge from generic products. More information about litigation relating to Pulmicort can be found in Note 25 to the Financial Statements from page 176.

In the pipeline

As outlined above, the acquisition of Pearl Therapeutics has added a LAMA/LABA combination to our Phase III pipeline and a faster route to developing a triple therapy. PT003 is being developed as a twice-daily fixed-dose combination of components that are already approved and marketed in various formulations in many parts of the world – the LAMA glycopyrronium and LABA formoterol (a component of Symbicort). It is the only LAMA/LABA being developed in a pressurised metered-dose inhaler (pMDI), the most widely used inhalation delivery format. Phase III trials began in May 2013. PT010 is a triple combination of LAMA/LABA/ICS given twice-daily from a pMDI device being developed for severe COPD. It is currently in Phase I and has the potential to be among the first products to deliver the three separate therapeutic entities via one inhaler.

Benralizumab is a MAb directed at the interleukin-5 receptor (IL-5R) and depletes eosinophils in the lung, immune cells that have been shown to play an important role in asthma. We have accelerated the initiation of the Phase III asthma programme and in October 2013 we initiated CALIMA, the first of five studies in the Phase III clinical development programme for benralizumab. The CALIMA study aims to determine whether benralizumab reduces the number of exacerbations in patients with severe asthma and elevated eosinophils who remain inadequately controlled despite treatment with inhaled and/or oral corticosteroids.

Other therapies in development for severe asthma include the biologic tralokinumab and the small molecule AZD5069. Tralokinumab is a human antibody targeting IL-13, a key cytokine involved in many aspects of asthma. Tralokinumab has completed Phase II studies in inadequately controlled asthma, and is also currently in Phase II development for the treatment of mild to moderate IPF. AZD5069 is a CXCR2 antagonist in Phase II development for asthma. CXCR2 inhibition prevents the recruitment and activation of neutrophils, a cell type thought to play a central role in asthma and COPD.

Inflammation and Autoimmunity

Gout is the most common form of inflammatory arthritis. It occurs when high levels of uric acid in the blood, known as hyperuricaemia, lead to deposition of needle-like crystals in joints and soft tissues throughout the body, causing inflammation. Hyperuricaemia results when the kidneys do not efficiently remove enough uric acid, or when the body produces too much. In 2013, there were an estimated 15.3 million diagnosed cases of gout in major markets, which include the US, Canada, France, Germany, Italy, Spain, the UK and Japan. This is forecast to increase to 17.7 million in 2021.

Psoriasis is a chronic disease in which the immune system causes the skin cells to grow at an accelerated rate. Instead of being shed, the skin cells pile up, causing painful and itchy, red, scaly patches that can bleed. Up to 12 million patients are diagnosed with psoriasis across the US and Europe each year. Despite various treatment options for moderate to severe plaque psoriasis, many patients do not meet their therapeutic goals, including the resolution of underlying inflammation, clearing of symptoms and improvement

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Strategic Report | Therapy Area Review | Respiratory, Inflammation and Autoimmunity

in quality of life. Biologics are currently used in moderate to severe cases where patients are candidates for, or are unresponsive to, phototherapy or systemic therapy.

Current treatment of systemic lupus erythematosus (SLE) focuses on suppressing symptoms and controlling disease flares and, in the case of lupus nephritis, preventing renal failure. Although a biologic medicine has recently been launched for SLE, most therapies used are off-label and there remains significant unmet medical need. Most emerging biologic agents are likely to be used initially after failure of standard therapies (including corticosteroids and immunosuppressants) or in combination to provide incremental benefit, prevent flares and allow reduction of high-dose chronic steroid use.

Rheumatoid arthritis is currently treated with generic disease-modifying anti-rheumatic agents and, where the relevant criteria are met, biologic disease modifiers. Novel effective treatments are needed as only about a third of patients treated with biologics achieve their treatment goals. We anticipate that the rheumatoid arthritis market will experience modest annual growth over the next decade. Sales of the biologic tumour necrosis factor (TNF) alpha-blockers accounted for 72% of major market rheumatoid arthritis sales in 2012. Use of other biologic approaches is expected to increase due to new entrants, new subcutaneous formulations and use earlier in the treatment pathway. Novel oral drugs targeting intra-cellular signalling pathways may provide anti-TNF-like levels of efficacy and potentially more convenient dosing, especially in patients who are not taking, or are ineligible to take, injectable biologic agents.

In the pipeline

In 2012, AstraZeneca acquired Ardea, a San Diego-based company. Ardea is developing lesinurad, a selective uric acid re-absorption inhibitor (SURI) that inhibits the URAT1 transporter, normalising uric acid excretion and reducing serum uric acid (sUA).

In December 2013, we announced top-line results from LIGHT, a Phase III study investigating the potential of lesinurad as a monotherapy in the small population of gout patients who are intolerant to, or cannot take, one or both xanthine oxidase inhibitors, allopurinol and febuxostat. In the trial, lesinurad, used as a monotherapy, met the primary endpoint. However, patients in the study were more likely to experience serum creatinine elevations and renal adverse events, including serious events, compared to patients on placebo.

The main Phase III trials in the lesinurad programme are investigating lesinurad in combination with allopurinol in patients not reaching target sUA levels on allopurinol alone (CLEAR1 and CLEAR2), and as a combination therapy with febuxostat in patients with tophaceous gout (CRYSTAL). We believe that combination therapy, addressing both production (xanthine oxidase inhibitors) and excretion (lesinurad) of uric acid may be an effective way to treat gout patients who have not achieved target sUA levels on xanthine oxidase inhibitors alone. The results of the lesinurad combination therapy studies are expected in mid-2014, and regulatory submissions in the US and EU are expected in the second half of 2014.

In August 2013, we decided to progress RDEA3170 as our lead gout molecule in Asia, including Japan and China. RDEA3170 is a next generation SURI and we have begun a programme of work to support submission in Japan and other Asian markets. In pre-clinical and Phase I clinical studies, RDEA3170 showed many of the same attributes as lesinurad but with significantly greater potency against the URAT1 transporter. It is being investigated as a potentially differentiated molecule that could be used earlier in the treatment of gout and in asymptomatic hyperuricaemia. Phase I studies in Japan are complete and a Phase II study will begin in early 2014. In addition, a global Phase II monotherapy programme for RDEA3170 began in August 2013 and has completed recruitment ahead of schedule.

In October 2013, together with Amgen, we announced the initiation of the Phase III programme for brodalumab in moderate to severe psoriasis. The programme includes three Phase III studies evaluating treatment with brodalumab compared with ustekinumab and/or placebo. Brodalumab is a human MAb targeting the interleukin-17 (IL-17) receptor, to treat moderate to severe psoriasis. The Phase II data showed that the primary and secondary end points were met, including many patients achieving and maintaining total skin clearance with continued brodalumab therapy. Brodalumab is also being investigated in Phase II studies for psoriatic arthritis and asthma. Brodalumab (AMG 827) is one of five MAbs from Amgen’s clinical inflammation portfolio which the two companies have agreed to develop and commercialise jointly. The other four compounds are AMG 139, AMG 157, AMG 181 and AMG 557.

In 2013, we continued to invest in several novel multi-functional MAbs in inflammatory and autoimmune conditions. Sifalimumab, which targets interferon-alpha, continued clinical development with a Phase IIb study in patients with SLE. MEDI-546, which targets the interferon-alpha receptor, continued in a Phase IIb study in patients with SLE. Mavrilimumab, which targets the alpha sub-unit of the granulocyte-macrophage colony-stimulating factor receptor (GM-CSFR), continues in Phase IIb for patients with rheumatoid arthritis and has completed enrolment.

The results of the Phase III OSKIRA programme for fostamatinib, an oral spleen tyrosine kinase inhibitor in development as a treatment for rheumatoid arthritis, did not measure up to the promising results seen earlier in development. Therefore, in June 2013, AstraZeneca decided not to proceed with regulatory filings for fostamatinib and returned the rights to the compound to Rigel Pharmaceuticals.

60	AstraZeneca Annual Report and Form 20-F Information 2013

Infection, Neuroscience

and Gastrointestinal

AstraZeneca has a long history in the fields of Infection, Neuroscience and Gastrointestinal (ING) diseases which represent a high area of unmet medical need for patients around the world. Previously managed as three separate therapy areas, in March 2013 we combined them into one area and are investing in them opportunistically. We are developing or commercialising innovative therapies and are also seeking to optimise the potential of our existing medicines. We seek to maximise the access all patients have to our therapies, using innovative approaches in Emerging and Established Markets.

Infection

Our marketed products

Respiratory syncytial virus (RSV)

>	Synagis (palivizumab) is a humanised MAb used for the prevention of serious lower respiratory tract disease caused by RSV in paediatric patients at high risk of acquiring RSV disease.

Serious bacterial infections

>	Cubicin[1] (daptomycin) is a cyclic lipopeptide anti-bacterial used for the treatment of serious infections in hospitalised patients.

>	Merrem/Meronem[2] (meropenem) is a carbapenem anti-bacterial used for the treatment of serious infections in hospitalised patients.

>	Zinforo[3] (ceftaroline fosamil) is a novel injectable cephalosporin used in community-acquired pneumonia (CAP) and complicated skin and soft tissue infections (cSSTI).

Influenza virus

>	FluMist/Fluenz (influenza vaccine live, intra-nasal) is an intra-nasal, live, attenuated, trivalent influenza vaccine.

>	FluMist Quadrivalent/Fluenz Tetra (influenza vaccine live, intra-nasal) is an intra-nasal, live, attenuated, quadrivalent influenza vaccine.

[1]	Licensed from Cubist Pharmaceuticals, Inc.
[2]	Licensed from Dainippon Sumitomo Pharmaceuticals Co., Limited.
[3]	Licensed from Forest.

Our strategic priorities

Infectious diseases are the second leading cause of death worldwide after heart disease. We have one of the industry’s largest anti-bacterial pipelines, and a leading position in the area of respiratory viruses. Based on this strong foundation, we aim to bring innovative life-changing treatments to market and help patients avoid the consequences of infections.

By making effective use of our structural and genomic-based discovery technologies and antibody platforms, vaccines and continued small molecule and biologics research, we plan to deliver novel approaches in areas of unmet medical need.

Influenza virus

Influenza is the most common vaccine-preventable disease in the developed world. According to WHO, seasonal influenza results in three to five million cases of severe illness and up to half a million deaths each year, primarily among the elderly. Rates of infection are, however, highest among children, and school-age children are the main transmitters of the flu virus. Vaccinating children can lower the burden of influenza, both through direct immune protection and through blocking transmission or ‘herd immunity’. The LAIV (live attenuated influenza vaccine) which we developed is recognised as the most effective paediatric influenza vaccine, with studies showing a 50% superior efficacy over TIV (trivalent influenza vaccine) which is the standard of care. Recently published health economy models also show that vaccinating children with LAIV could be the most cost-effective influenza policy strategy.

The latest development in our influenza vaccines is the quadrivalent vaccine, containing one additional B-virus strain for broader protection. The WHO rationale for adding another B-virus strain into the vaccine is to reduce the risk of mismatch between the circulating virus strains and the annual vaccine, which in turn could offer better overall protection. The intra-nasal FluMist Quadrivalent, LAIV, was the first quadrivalent vaccine to be approved globally by the FDA in February

2012. In 2013, FluMist Quadrivalent was supplied to the US and Israel markets and successfully replaced the trivalent FluMist.

In December 2013, the EC granted marketing authorisation for Fluenz Tetra (equivalent to FluMist Quadrivalent), for the prevention of seasonal influenza in eligible children and adolescents aged from two to 18 years. Fluenz Tetra is the first and only intra-nasal, four-strain influenza vaccine available in Europe. Fluenz Tetra will replace Fluenz from the 2014-2015 flu season onwards.

Paediatric influenza prevention and LAIV superiority over TIV was recognised in two major EU public programmes during 2013. In August 2013, the German Standing Committee on Vaccinations (STIKO) recommended the use of LAIV in children aged two to six years with underlying medical conditions as the preferred influenza vaccine. Fluenz is the only available LAIV against seasonal influenza in Germany and this is the first time that a single vaccine has received preferential recommendation by STIKO. In September 2013, immunisation with Fluenz was rolled out in the UK following a 2012 decision by the Joint Committee of Vaccination and Immunisation. The roll-out is the first step in implementing the new nationwide paediatric flu vaccination programme which is expected to ultimately include all children from two to 16 years.

Respiratory syncytial virus (RSV)

Approximately half of all infants worldwide are infected with RSV during the first year of life and nearly all children in the US have been infected by the time they reach their second birthday. RSV is the leading cause of hospitalisations and admissions to paediatric intensive care units in the first year of life.

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Strategic Report | Therapy Area Review | Infection, Neuroscience and Gastrointestinal

Synagis is used for the prevention of serious lower respiratory tract disease caused by RSV in children at high risk of the disease. With approval in 83 countries, we continue to work with our worldwide partner AbbVie to protect vulnerable infants from RSV. Synagis is currently the only MAb approved for the immunoprophylaxis of RSV and is the global standard of care for RSV prevention.

We are developing a live, intra-nasal vaccine for the prevention of lower respiratory tract illness caused by RSV in otherwise healthy infants. The lead vaccine candidate in clinical development is in Phase I.

Serious bacterial infections

Antibiotic or antimicrobial resistance (AMR), has been recognised as one of the greatest threats to human health by world leaders and has recently taken a high position on the global health agenda. As a result, world demand for antibiotics and novel therapeutic approaches remains high and will continue to grow. Many bacterial infections currently have few satisfactory treatment options, prompting demand for new and better therapies.

Zinforo, developed in collaboration with our partner Forest, is one of the latest antibiotics authorised in Europe. Zinforo is the first antibiotic to be approved by the FDA since the introduction of the Infectious Diseases Society of America’s ‘10 x 20’ initiative and is one of only a handful of new antibiotics to have been approved by the EMA and FDA in the last five years. Zinforo is indicated for use as a monotherapy in the treatment of hospitalised adult patients with complicated skin and soft tissue infections (cSSTI) or community-acquired pneumonia. It is the only cephalosporin with methicillin-resistant Staphylococcus aureus (MRSA) efficacy that is approved for the treatment of cSSTI.

Merrem/Meronem remains the leading carbapenem anti-bacterial and is approved in most countries outside Japan, although it is subject to competition from generics in most major markets. It has a growing share of the intravenous antibiotic market because of its activity against multiple drug resistant bacteria.

Our antibacterials portfolio is targeting the most serious indications and pathogens. We continue to work with Forest on joint global development programmes exploiting the full potential of avibactam, including CAZ AVI (a combination of ceftazidime and avibactam), CXL (a combination of ceftaroline and avibactam) and ATM AVI (a combination of aztreonam and avibactam). We are also developing therapies independent of our collaboration with Forest.

Neuroscience

Our marketed products

Psychiatry

>	Seroquel IR (an immediate release formulation of quetiapine fumarate) is an atypical anti-psychotic generally approved for the treatment of schizophrenia and bipolar disorder (mania, depression and maintenance).

>	Seroquel XR (an extended release formulation of quetiapine fumarate) is generally approved for the treatment of schizophrenia, bipolar disorder, major depressive disorder (MDD) and, on a more limited basis, for generalised anxiety disorder (GAD).

Analgesia and anaesthesia

>	Diprivan (propofol) is an intravenous general anaesthetic used in the induction and maintenance of general anaesthesia, intensive care sedation and conscious sedation for surgical and diagnostic procedures.

>	EMLA (lidocaine and prilocaine) is a local anaesthetic for topical application (cream and patch), to prevent pain associated with injections and minor surgical procedures, and to facilitate cleansing/debridement of leg ulcers.

>	Naropin (ropivacaine) is a long-acting local anaesthetic for surgical anaesthesia and acute pain management.

>	Vimovo[1] (naproxen/esomeprazole magnesium) is generally approved for symptomatic relief in the treatment of rheumatoid arthritis, osteoarthritis and ankylosing spondylitis in patients at risk of developing NSAID-associated gastric and/or duodenal ulcers.

>	Xylocaine (lidocaine) is a short-acting local anaesthetic for topical and regional anaesthesia.

>	Zomig (zolmitriptan) is used for the acute treatment of migraine, plus for the acute treatment of cluster headache in the EU. Zomig is available in three formulations: oral tablet, orally dispersible tablet and nasal spray.

[1]	Licensed from Pozen.

Our strategic priorities

In the neuroscience area, we have a long history in anaesthesia and analgesia, plus a sizeable business in psychiatry rooted in Seroquel IR and Seroquel XR. We are now focused on developing new drug candidates, primarily in Alzheimer’s and Parkinson’s diseases and pain control, that have the potential to offer therapeutic advantages.

While rapid progress is being made in understanding diseases of the brain, some of these debilitating illnesses have few effective treatments and, for others, there continues to be major unmet medical need. In response to this challenge, AstraZeneca created a Neuroscience IMED in 2012, a team of approximately 40 scientists based in Cambridge, Massachusetts, US and Cambridge, UK, two locations strongly associated with neuroscience research. The Neuroscience IMED conducts discovery and development externally through a network of partners in academia and industry. It is designed to merge scientific advances within the biotechnology and academic worlds and to develop their potential through the scientific, commercial and geographical reach of AstraZeneca.

Neurology

Alzheimer’s disease remains one of the largest areas of unmet medical need. Product development in this therapy area is particularly difficult due, in part, to the challenges of establishing efficacy in clinical studies. Current treatments, most of which face patent expiry by 2015, target the symptoms, not the underlying cause, of the disease. Slowing the course of disease progression, through biologics and/or small molecule treatments, is the hope for Alzheimer’s disease patients and for people with other neurodegenerative disorders, such as Parkinson’s disease.

We have initiated multiple collaborations to help advance disease understanding and identify potential new drug targets. In Alzheimer’s disease, we are working with the Karolinska Institutet (Sweden), the Banner Alzheimer’s Institute (US), the National Institute of Radiological Sciences (Japan), Vanderbilt University (US), and an alliance of several academic centres (known as ‘A5’). A new, three-year collaboration with Tufts University (US) targets a range of diseases and disorders of the brain, including Alzheimer’s disease, Parkinson’s disease and autism spectrum disorders. Our collaboration with Vanderbilt University focuses on psychosis and other neuropsychiatric symptoms associated with major brain diseases such as Alzheimer’s disease and schizophrenia.

AZD3241 is in Phase II of development and is a myeloperoxidase (MPO) inhibitor in development to delay progression of disability in patients with idiopathic Parkinson’s disease or multiple system atrophy.

62	AstraZeneca Annual Report and Form 20-F Information 2013

AZD3293 is in Phase I of development and is a beta-site amyloid precursor protein cleaving enzyme (BACE) inhibitor in development to slow the course of disease progression of Alzheimer’s disease.

Psychiatry

More than 450 million people worldwide are affected by mental, neurological or behavioural health problems, and more than 350 million people suffer from depression. Yet psychiatric illnesses remain under-diagnosed and under-treated conditions, with a substantial social and economic burden.

Both Seroquel IR (quetiapine fumarate), launched in 1997, and Seroquel XR (quetiapine fumarate extended release), launched in 2007, have been important treatment choices for millions of patients worldwide. Seroquel XR remains a key product. In most markets, the substance patent protecting the active ingredient, quetiapine, expired in March 2012. However, in the majority of European markets, the formulation patent covering Seroquel XR does not expire until 2017. While we remain confident in our IP and are committed to vigorously defending the patent protecting Seroquel XR, it has been subject to a number of challenges and revocations. Details of litigation relating to Seroquel XR are included in Note 25 to the Financial Statements from page 176.

Analgesia and anaesthesia

Our established anaesthesia portfolio consists of a broad range of compounds, including an intravenous general anaesthetic/sedative and local anaesthetics available in various formulations, such as injectables, creams, gels, sprays and suppositories. Although these compounds were developed between 20 and 65 years ago and most no longer benefit from patent protection, they remain important medicines that meet a broad range of patient needs and continue to deliver significant value.

Opioids are the current standard of care for managing moderate to severe pain in many countries. In the five countries that represent approximately 80% of global opioid use (US, UK, France, Germany and Canada), 45 million patients take them to manage chronic pain. Biologics are an emerging treatment option for pain control and we have an active interest in this area. We are exploring treatments in focused pain areas where patients can be selected on the basis of symptomatic characteristics.

Vimovo, 375/20-500/20mg, co-developed by AstraZeneca and Pozen, is a fixed-dose combination of enteric-coated naproxen (an NSAID), and immediate-release esomeprazole, a stomach acid-reducing proton pump inhibitor (PPI). During 2013, we reviewed the investment to commercialise Vimovo around the world given the significant market access and reimbursement challenges that affected the product’s overall performance. We decided to continue to market Vimovo in those markets where we believe it would be most responsive to commercial efforts, such as Canada, and a number of countries in Emerging Markets. We ceased sales promotion of Vimovo in the US and all promotion in the majority of Europe (except Spain and Portugal) from the second quarter of 2013. However, we continue to make the product available to patients in the EU. In November 2013, we announced an agreement for Horizon Pharma to acquire all US rights of Vimovo. We retained the right to commercialise Vimovo in the rest of the world.

Naloxegol (formerly NKTR-118), licensed from Nektar Therapeutics, is an investigational peripherally-acting mu-opioid receptor antagonist (PAMORA), which has been studied in opioid-induced constipation (OIC) in adult patients with chronic non-cancer pain, the most common side effect caused by chronic administration of prescription opioid pain medicines. Over 69 million people worldwide take opioids to help deal with chronic pain. OIC can affect up to 90% of these patients with only 40-50% achieving desired treatment outcomes with current options such as OTC and prescription laxatives. If approved, naloxegol will be an important new treatment option for patients struggling with OIC and has the potential to be the first once-daily oral PAMORA medication to treat the condition. Following top-line results from two Phase III trials and one safety extension trial in patients with non-cancer related pain and OIC, an NDA and an MAA for naloxegol have been accepted by the FDA and EMA respectively. Additional analyses and regulatory consultations are ongoing.

AZD5213 is in Phase II and is a histamine-3 receptor antagonist in development for neuropathic pain.

Gastrointestinal

Our marketed products

>	Entocort (budesonide) is a locally-acting corticosteroid used for the treatment of inflammatory bowel disease.

>	Losec/Prilosec (omeprazole) is used for the short- and long-term treatment of acid-related diseases.

>	Nexium (esomeprazole magnesium) is the first proton pump inhibitor (PPI) used for the treatment of acid-related diseases to offer clinical improvements over other PPIs and other treatments.

Our strategic priorities

Nexium is marketed in more than 125 countries and is available in oral (tablet, capsule and sachet for oral suspension) and intravenous dosage forms, for the treatment of acid-related diseases. Nexium is also approved for use in children from the age of one month in the US and from one year in Europe and other markets. Nexium capsules were launched in Japan in September 2011 after a national development programme.

We aim to maximise the benefits for patients of our current gastrointestinal portfolio by focusing investment on Nexium in Japan and Emerging Markets, including China.

Nexium is generally subject to competition from generics in Europe and we expect the first generic entry in the US in 2014. Patents protecting Nexium have been subject to a number of challenges in different jurisdictions and details of these matters are included in Note 25 to the Financial Statements from page 176. This includes consideration of Hanmi’s US launch of its 505(b)(2) NDA esomeprazole strontium product. AstraZeneca understands that this product is not AB-rated and is not automatically a substitute for Nexium.

In 2012, Pfizer acquired the exclusive global rights to market Nexium for OTC indications worldwide. The NDA submission for Nexium OTC in the US was completed in mid 2013. In August 2013, the EC approved Nexium Control (the marketed name for OTC Nexium in Europe). The commercial launch for OTC Nexium 20mg in the US and Europe is planned for 2014, subject to regulatory approval.

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Strategic Report | Pioneering science, life-changing medicines

Helping people

breathe easier

Personalised asthma treatments

64	AstraZeneca Annual Report and Form 20-F Information 2013

235 million Some 235 million people suffer from asthma* 64 million An estimated 64 million people had COPD in 2004*

AstraZeneca Annual Report and Form 20-F Information 2013	65

Strategic Report |  Resources Review

Employees Our ambition is to Be a Great Place to Work by maximising the potential of a talented and diverse workforce.

“A flatter organisational structure is driving accountability and improving decision making among employees, while our culture jam and pulse survey results demonstrated the level of engagement our employees have with our purpose and strategic ambition.”

Caroline Hempstead

Interim EVP, HR & Corporate Affairs

Employees by geographical area (%)

We value the talents, skills and capabilities that our global workforce of around 51,500 people in more than 100 countries brings to our business. Our people strategy, which seeks to support AstraZeneca’s overall goals and ambition to Be a Great Place to Work, is built around a number of key areas. These include:

>  acquiring and retaining key capabilities and talent

>  developing leadership

>  evolving our culture

>  implementing a new set of values and behaviours.

Another aim is to improve the strength and diversity of the talent pipeline and, by driving belief in our strategic priorities, to help build employee engagement. AstraZeneca’s leaders also direct considerable attention to managing change in our global team (see the Managing change section on page 69). We use a range of metrics to track our progress against these priorities, many of which are reported regularly to the SET.

Acquiring and retaining key capabilities and talent

During 2013, we hired about 7,800 permanent employees to support our growth platforms (including building our business in Emerging Markets), to continue to build the new capabilities required to implement our strategy successfully, and to replace leavers. We have successfully attracted talent to supplement critical capabilities across the business and to refresh our leadership pipeline in key areas.

We focus considerable attention on emerging talent recruitment to secure and develop the long-term potential for the business. For example, we run a global programme to hire recent graduates for our procurement, quality, engineering, IT and supply chain functions. In 2013, we launched a new graduate programme for IMED to complement our established

IMED Post Doc Programme that recruits post-doctoral researchers. We invest in internships and thesis work opportunities globally, as well as leading a scheme in China and Japan for MBA students.

The composition of our global workforce continues to change, to reflect our focus on Emerging Markets, as shown in our Sales and Marketing workforce composition figure opposite. For example, in 2013, 3,200 new recruits joined us in China. We deploy a range of innovative approaches to help achieve our plans in Emerging Markets and to ensure we have an attractive employer brand and strong global reputation. In 2013, AstraZeneca was featured for the first time in LinkedIn’s InDemand Employer list of the most sought-after employers in the world.

The level of voluntary employee turnover increased to 8.1% in 2013, from 7.3% in 2012. In a year of significant organisational change at senior level, we also experienced higher than normal turnover among our high performers. More broadly, our voluntary employee turnover rate among our high performers in 2013 also increased. We continued to invest significant management time in minimising the business risks of employee turnover, particularly in volatile markets. This included regular SET reviews of resignation rates in total, by SET area, by key markets and for significant sites. In addition, we took steps to retain key people and talent such as establishing regular risk assessments and retention plans.

Acquisition of BMS’s diabetes interests

In December 2013, AstraZeneca announced an agreement to purchase BMS’s 50% interest in AstraZeneca’s and BMS’s joint diabetes business. This acquisition completed in February 2014. Under the agreement, approximately 3,900 BMS and Amylin employees will transfer to AstraZeneca. These employees are not included in the analysis described in this section or elsewhere in this Annual Report.

66	AstraZeneca Annual Report and Form 20-F Information 2013

Sales and Marketing

workforce composition (%)

Developing leadership

We encourage and support our people in achieving their full potential by providing a range of learning and development (L&D) programmes. These aim to build the capabilities and encourage the behaviours needed to deliver our business strategy.

We have a global approach, supported by our global talent and development organisation, to ensure high standards of L&D practice across AstraZeneca. We continue to develop and deploy instructor-led and online development resources, which we aim to make available to all employees to increase access to learning and support self-development.

We recognise that good leadership plays a critical role in stimulating high levels of performance and engagement. In 2013, we initiated a Group-wide Leadership Development Strategy to strengthen our leadership and make it a differentiating factor in our success. Our ultimate vision is to offer all employees an appropriate, globally consistent leadership development experience that helps inspire an enterprise-wide perspective. In 2013, we launched a customised programme for our Top 150 leaders with Harvard Business School. This will be followed by a programme for the next 600 leaders with the Massachusetts Institute of Technology (MIT). Both programmes help leaders to consider the environment they create, how open and inclusive it can be, and how this can lead to opportunities for innovation.

Changing our culture

Our leadership development frameworks focus on the behaviours we believe are essential for strong and effective leadership. Such behaviours were defined in line with the work completed in 2013, to identify the AstraZeneca values, as outlined in the Pioneering science, life-changing medicines section on page 12.

Each value has a corresponding set of required behaviours which describe what is required at the individual level to demonstrate the values. These behaviours apply to all employees and are complemented with manager accountabilities, which define what we expect from managers.

Maximising our talent

The development of an internal pipeline of future global leaders is as high a priority as the judicious hiring of new leaders. We identify individuals with the potential for senior and complex roles, to provide succession candidates for leadership roles across AstraZeneca. We regard these individuals as key and proactively support them in reaching their potential through, for example, global talent development programmes and targeted development opportunities. The changes to the SET, announced in January 2013, included the promotion of six internal candidates, demonstrating our commitment to developing senior leaders.

We remain committed to making full use of the talents and resource of all our people. We have policies in place to avoid discrimination, including on the grounds of disability. Our policies cover recruitment and selection, performance management, career development and promotion, transfer, training (including re-training, if needed, for people who have become disabled) and reward.

Improving the strength and diversity of the talent pipeline†

Our workforce has a diverse range of perspectives, talents and ideas. For a business founded on innovation, this is a source of great strength. Understanding the different needs and perspectives of our stakeholders is central to how we do business and to how we create medicines which make a difference to patients’ lives.

We strive to reflect the diversity of the communities we serve in our workforce and leadership team. As we continue to reshape our organisation and geographic footprint, we aim to ensure diversity and inclusion are integrated in a meaningful way into our business and people strategies.

Our objective is to accelerate diversity and inclusion in its broadest sense appropriately throughout the business, to build accountability, and track progress. As shown in the gender diversity figure overleaf, women make up 50.4% of our global workforce. There are currently three women on our Board (25%) and, below Board level, women account for 40% of managers at Global Career Level F and above.

Our 2015 target is to improve female representation:

>	at Global Career Level F and above (the highest six bands of our employee population) from 38% (2010) to 43% (2015)
>	in the global talent pool from 33% (2010) to 38% (2015).

We also track the countries of origin of our senior leaders, and within our global talent pool, to measure progress over the medium term.

Our progress against these metrics is primarily overseen by the Responsible Business Council (made up of senior leaders from across AstraZeneca) and through business area people strategies and business strategies. See the Responsible Business section from page 220 for more information.

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Strategic Report | Resources Review | Employees

Gender diversity

Board of Directors of the Company 12	SET* 12	Directors of the Company’s subsidiaries* 317	AstraZeneca employees 51,500

*	For the purposes of section 414C(8)(c)(ii) of the Companies Act 2006, ‘Senior Managers’ are the SET, the directors of all of the subsidiaries of the Company and other individuals holding named positions within those subsidiaries.

We continue to make progress against our diversity and inclusion strategy, as demonstrated, for example, by the Global Insight Exchange programme. This aims to accelerate the development of our leadership culture and talent pipeline through sharing diversity of thought and experience. The programme, which is now in its second year, launched a second cohort in 2013, consisting of 60 coaching pairs of individuals from different leadership levels, functional areas and geographies.

Our progress has been recognised externally. In 2013, we received Opportunity Now’s ‘Global Excellence in Practice Award’ for work in Asia to attract and retain local and global talent with emphasis on gender and local geography diversity. In 2013, we were also included in The Times’ ‘Top 50 Employers for Women in the UK’ list for the first time and, in the US, (based on data submitted in 2011-2012) we were included in the top 10 of the National Association for Female Executives’ list of top 50 companies for female executives in 2013.

Employee engagement

We use a variety of global leadership communication channels to engage employees in our business strategy. These include face-to-face meetings, video conferencing, Yammer (a social media tool) and regular global and business-specific communication campaigns (eg a week dedicated to communicating to employees about our scientific leadership ambitions and projects) to encourage two-way dialogue to take place. In 2013, we ran an online collaborative event, called ‘culture jam’ to discuss and explore our culture and values. The culture jam, with over 30,000 registrations for the event, was designed to be a fully inclusive way of providing employees the opportunity to engage directly with senior leaders as well as hold virtual discussions with colleagues globally. Locally facilitated offline sessions were run in parallel so that employees could participate in local languages as appropriate, and without the need for computers. The culture jam generated some 25,000 employee questions, stories and comments that will be used to further support and accelerate culture change within the organisation.

We did not hold a global employee survey (FOCUS) in 2013. Instead, we ran two ‘pulse’ surveys across a sample of the organisation. A further survey was carried out in January 2014. The results rated employee understanding of our strategy at 88%, with employee belief in our strategy rising to 84%. In parallel, we ran in-depth pulse surveys on employees affected by the site changes in the UK and the US. We intend to conduct regular employee surveys during 2014. As well as reviewing the pulse survey results, we also track key metrics, such as retention rates, to help assess levels of engagement.

A key element of our new culture and behaviours is a continued focus on performance. By strengthening our focus on setting high-quality objectives aligned to our business strategy, and on ongoing coaching and feedback, we strive so that performance at all levels delivers value. The Board is responsible for setting our high level strategic objectives and monitoring performance against them (see the Operation of the Board section from page 88). Managers are accountable for working with their teams to develop individual and team performance targets, and for ensuring employees understand how they contribute to overall business objectives.

We will continue to empower our leaders to drive performance, hold our managers accountable for understanding and delivering against required standards, and provide the tools to reward outstanding contributions.

Our focus on optimising performance is reinforced by performance-related bonus and incentive plans. AstraZeneca also encourages our people to participate in various employee share plans, some of which are described in the Directors’ Remuneration Report, from page 102, and also in Note 24 to the Financial Statements, from page 173.

Human rights†

We are committed to respecting and promoting international human rights in our operations and our sphere of influence. Our objective is to ensure that human rights considerations are appropriately integrated into our policies, processes and practices.

AstraZeneca supports the principles set out in the UN Universal Declaration of Human Rights and the International Labour Organization’s (ILO) standards on child labour and minimum wages, and we are members of the United Nations Global Compact on Human Rights. As reported in 2011, we have carried out labour reviews in 106 countries in which we have employees. These focused on ILO core areas, including freedom of association and collective bargaining, child labour, discrimination, working hours, and wages. The review framework was adapted from the employment section of the Danish Institute for Human Rights assessment tool for pharmaceutical companies, which was developed with our industry’s help and launched in 2010. Results showed that our practices are generally good and consistent across all countries, based on our mandate that our global standards are applied when

68	AstraZeneca Annual Report and Form 20-F Information 2013

Vehicle collisions

Year	Collisions per million km	Target
2015		5.60
2013	6.13	6.60
2012	7.43	7.10

Lost time injury/illness

Year	Lost time injury/illness rate per million hours worked		Target
2015			1.91
2013	1.88		2.26
2012	2.09	*	2.38

*	2012 figure revised from 2.01 to 2.09 to include late reported data.

external national standards do not meet our minimum requirements. We review our policies, procedures and practices against the United Nations Guiding Principles on Business and Human Rights and implement changes where and when appropriate.

Managing change

Recruitment in Emerging Markets continues to be accompanied by headcount reductions in our Established Markets, reflecting our strategic drive to improve efficiency and effectiveness. Reductions followed restructuring in R&D, Supply and Manufacturing, Enabling Functions, and Sales and Marketing. The net effect of these changes since the end of 2006 has been to reduce our total headcount by some 15,300 from 66,800 to 51,500. The Restructuring section on page 16 provides more information on our restructuring programme.

In March 2013, as outlined in the Our strategic priorities section from page 16, we announced the results of our strategy review, including plans to invest in three strategic R&D centres. Establishing these centres is significantly affecting our existing site occupancy and will result in relocating employees willing to move to the new locations, redundancy for those who cannot relocate, associated outplacement support, and recruitment to fill vacant positions. We are committed to ensuring that our core values, robust people policies, consultation infrastructure and prior experience are integrated into this process of change. Trade unions and employee representative groups are, and will continue to be, involved throughout the restructuring process, with the strong relationships built over recent years being of great value in executing this change.

Significant investment has been made in delivering enhanced relocation policies and practices to encourage employees to relocate, as well as allowing as much flexibility as possible in the timing of moves.

Employee relations

We work to ensure a level of global consistency in managing employee relations, while allowing enough flexibility to support local markets in building good relations with their workforces, taking into account local laws and circumstances. To that end, relations with trade unions are nationally determined and managed locally in line with the applicable legal framework and standards of good practice. However, each change programme has its unique challenges and a standard solution may not always be appropriate. Where this is the case, the appropriate solution is developed through consultation with employee representatives or, where applicable, trade unions, with the aim of retaining key skills and mitigating job losses.

Safety, health and wellbeing†

We are committed to promoting a safe, healthy and energising work environment in which our people, and those from third parties working with us, are able to express their talents, drive innovation and improve business performance.

Our targets for 2013, which were set in 2011 for the years up to 2015, included:

>	no fatalities
>	lost time injury/illness rate per million hours worked of 2.26
>	6.6 collisions per million kilometres driven.

In 2013, there were no fatal accidents involving AstraZeneca employees, contractors or members of the public.

Our highest priority for improvement remains driver safety. We focus on promoting driver safety among our sales forces, which make up the largest group of employees who drive on AstraZeneca business. Performance is monitored centrally to assess progress and identify areas for improvement.

In 2013, we improved on our annual target for collisions per million kilometres driven and are in a good position to meet our 2015 target. In 2013, the lost time injury/illness rate reduced by 10% from 2012 and we achieved our 2015 target of a 25% reduction in the lost time injury/illness rate from the 2010 baseline, two years early.

Work-related stress has been a particular focus for us in recent years. In 2013, we achieved a 13% reduction in the number of reportable cases compared to 2012. We are continuing our efforts in this area, using a risk-based approach, including wellbeing risk assessment tools, to identify high-risk areas and target interventions effectively.

†	Further information on AstraZeneca’s approach to responsible business can be found in the Responsible Business section from page 220 and on our website, www.astrazeneca.com/responsibility.

AstraZeneca Annual Report and Form 20-F Information 2013	69

Strategic Report | Resources Review

Our relationships

Our employees are a critical resource in delivering our strategic priorities. But, to realise our full potential, we also depend on the trust and confidence of a wider set of stakeholders.

Our relationships with our partners exist over the full life-cycle of a medicine. They include the patients and physicians for whom we provide medicines for some of the world’s most serious diseases and the universities and institutes that collaborate with our scientists. They also include governments, regulators, those who pay for healthcare, suppliers and commercial partners.

The Sales and Marketing section from page 40 outlines our focus on customers and our efforts to communicate with them in a way which suits them best. Our Research and Development section from page 36 demonstrates how we work from an early stage in a medicine’s life with those who pay for our medicines to demonstrate their full value to patients.

In the Manufacturing and Supply section from page 43, we examine the relationships we have with our suppliers and the commitment we have to working only with those that embrace standards of ethical behaviour consistent with our own. This commitment also extends to joint venture and co-promotion partners, and research and licensing partners.

Partnering

As outlined in the Our strategic priorities section from page 16, business development, specifically partnering, is an important supporting pillar that supplements and strengthens our pipeline, and our efforts to Achieve Scientific Leadership. As noted in the Research and Development section from page 36, we are keen to access the best science, whether it comes from within or outside our laboratories.

We partner with others around the world, including academia, governments, industry, scientific organisations and patient groups to access the best science to stimulate innovation and to accelerate the delivery of new medicines to target unmet medical need.

We are always looking for strategically aligned value-enhancing business development opportunities. Our current focus is on:

>	research transactions – increasing early-stage research transactions and academic alliances
>	peer collaborations – exploring value-creating peer collaborations
>	in-licensing and bolt-on acquisitions – pursuing partnering, in-licensing and bolt-on acquisitions to strengthen our core therapy area portfolios.

Over the past three years we have completed more than 150 major business development transactions, including 51 in 2013. Twenty one of these were clinical or research collaborations, 11 deals helped expand our capabilities in biologics and six were acquisitions. These acquisitions were of AlphaCore, Pearl Therapeutics, Omthera, Amplimmune, Spirogen and the acquisition of BMS’s 50% interest in BMS’s and AstraZeneca’s joint diabetes business (completed in February 2014).

See the Research and Development section from page 36, the Therapy Area Review from page 48, and Note 22 to the Financial Statements for more information on our partnership activity in 2013.

Community investment†

We are committed to meeting our responsibility as a global corporation to support the wider community, maximising the benefit of our investment for all stakeholders, through focused investment and embracing best practice.

In 2013, we spent $1.12 billion (2012: $1.18 billion) on community investment sponsorships, partnerships and charitable donations, including our product donation and patient assistance programmes which make our medicines available free of charge or at reduced prices. Through our three patient assistance programmes in the US, we donated products valued at an average wholesale price of more than $1.05 billion (2012: $1.12 billion). We also donated products worth over $18 million, valued at average wholesale prices, to charitable organisations AmeriCares and Direct Relief International.

Our global community investment strategy focuses on two key areas, healthcare in the community and science in education.

In 2013, we continued to expand our Young Health Programme (YHP) country programme and, as the figure opposite shows, have 18 programmes under way around the world. With over 480,000 young people directly reached with the skills and information they need to improve their health, we have exceeded our target of reaching a minimum of 300,000 young people by the end of 2013. This includes young people in communities across five continents. Over 4,500 of these young people have been trained to share this health information with their peers and with the community, and over 9,000 frontline health providers have completed training programmes in adolescent health.

We are on track to meet our Clinton Global Initiative commitment to reach 500,000 young people by the end of 2015. In 2013, as part of YHP, our work with Johns Hopkins Bloomberg School of Public Health (JHSPH) included the publication of a special edition of the Journal of Adolescent Health. Phase 1 findings from the Wellbeing of Adolescents in Vulnerable Environments (WAVE) study being undertaken by JHSPH were also presented at the International Association of Adolescent Health, Istanbul in June 2013. Phase 2 of WAVE is under way with a final report due in 2014.

70	AstraZeneca Annual Report and Form 20-F Information 2013

Our support for science education in the community takes a number of forms. For example, in 2011, we entered a three- year partnership with Career Academies UK to support increased participation by 16 to 19 year-olds in science, technology, engineering and maths (STEM) subjects. The target that one-third of Career Academies have a STEM theme by the 2014/2015 academic year, was exceeded in the 2013/2014 academic year, with 54 Career Academies (35%) having a STEM theme.

Disaster relief

The British Red Cross continues to act as our global disaster relief partner, with the majority of our disaster relief donations channelled through it. In response to the typhoon in the Philippines in November 2013, we donated $390,000 via the British Red Cross to the Philippines Disaster Appeal. Product donations with a wholesale average cost value of over $350,000 were also made to support the victims of the disaster.

Following the 2011 earthquake in Japan, we made a commitment of $1,037,700 to the Japanese charity Ashinaga, to build Sendai Rainbow House, a house for children orphaned by the disaster. In accordance with agreed project milestones, in October 2013, we made a final donation to Ashinaga of $259,425, completing our commitment. Completion of Sendai Rainbow House is expected in 2014.

†	Further information on AstraZeneca’s approach to responsible business can be found in the Responsible Business section on page 220 and on our website, www.astrazeneca.com/responsibility.

Young Health Programme

country programmes

Australia	Brazil, India, Zambia

Increasing life chances through improving driver licensing provision and knowledge of road safety issues	Hygiene, infection, sexual reproductive health and broader health issues
Canada, South Korea, Portugal, Sweden	China

Improving the emotional and mental wellbeing of vulnerable adolescents	Educating migrant youths coming from rural areas around water and air pollution
Denmark	Germany, The Netherlands, UK

Physical activities among socially vulnerable young people	Health issues of homeless adolescents
Norway	Romania

Health of young people from immigrant families	Cardiovascular risk prevention
Spain	Turkey

Sexual education, healthy eating habits and prevention of drug addiction	Improving communication and social skills among adolescents to help them avoid violence
US

Helping adolescents live healthier lives through a proactive focus on their strengths and assets, based on the 40 Developmental Assets model

AstraZeneca Annual Report and Form 20-F Information 2013	71

Strategic Report | Resources Review

Intellectual Property

A well-functioning system of IP rights underpins our business model.

Discovering and developing a new medicine requires a significant investment of resources by research-based pharmaceutical companies over 10 or more years. For this to be a viable investment, new medicines must be safeguarded from being copied with a reasonable amount of certainty for a reasonable period of time.

Our industry’s principal economic safeguard is a well-functioning patent system that recognises our efforts and rewards innovation with appropriate protection, allowing time to generate the revenue we need to reinvest in new pharmaceutical innovation. Patent rights are limited by territory and duration, and a significant portion of a patent’s duration can be spent on R&D before it is possible to launch the protected product. Therefore, we commit significant resources to establishing and defending our patent and related IP protections for inventions.

Patent process

We file applications for patent protection for our inventions to safeguard the large investment required to obtain approval of potential new drugs for marketing. Further innovation means we may seek additional patent protection as we develop a product and its uses. We apply for patents via patent offices around the world, which assess whether our inventions meet the strict legal requirements for a patent to be granted. In some countries, our competitors can challenge our patents in the patent offices, and, in all countries, competitors can challenge our patents in the courts. We can face challenges early in the patent application process and throughout a patent’s life. These challenges can be to the validity of a patent and/or its effective scope and are based on ever-evolving legal precedents. There can be no guarantee of success for either party in patent proceedings. For information about third party challenges to patents protecting our products, see Note 25 to the Financial Statements from page 176.

The basic term of a patent is typically 20 years from the filing of the patent application with the relevant government patent office. However, the product protected by a pharmaceutical patent may not be marketed for several years after filing due to the time required for clinical trials and the regulatory approval process to obtain marketing approval for the product. Patent Term Extensions (PTE) are available in certain major markets, including the EU and the US, to compensate for these delays. The term of the PTE can vary from zero to five years depending on the time taken to obtain any marketing approval. The maximum patent term, when including PTE, cannot exceed 15 years (EU) or 14 years (US) from the first marketing authorisation.

The generic industry is increasingly challenging innovators’ patents at earlier stages. Almost all leading pharmaceutical products in the US have faced, or are facing, patent challenges from generic manufacturers. Patent challenges to our competitors’ products may lead to the availability of generics in the same product class as patented products we currently supply, which may materially impact our business. We are also experiencing increased challenges elsewhere in the world, for example, in Europe, Canada, Asia and Latin America. Further information about the risks relating to patent litigation and early loss and expiry of patents is contained in the Principal risks and uncertainties section from page 200.

Patent expiries

The tables on page 198 set out certain patent expiry dates and sales for our key marketed products. The expiry dates relate to a product’s basic substance patent unless indicated otherwise. The expiry dates shown include any PTE and Paediatric Exclusivity periods.

Data exclusivity

In addition to patent protection, Regulatory Data Protection (RDP or ‘data exclusivity’) is an important IP right, which arises in respect of data which is required to be submitted to regulatory authorities in order to obtain marketing approvals for our medicines. Significant investment is required to generate such data (for example, through conducting global clinical trials) and this proprietary data is protected from use by third parties (such as generic manufacturers) for a number of years in a limited number of countries. The period of such protection, and the extent to which it

“Investing in new medicines is risky. Successful medicines must be safeguarded from being copied for a reasonable period so that we can make an appropriate return on our significant investment.”

  Jeff Pott

  General Counsel

is respected, differs significantly between countries. RDP is an important protection for our products, and we believe in enforcing our rights to it, particularly as patent rights are increasingly being challenged.

The RDP period starts from the date of the first marketing approval from the relevant health authority and runs parallel to any pending patent protection. RDP generally expires prior to patent expiry in all major markets. If a product takes an unusually long time to secure marketing approval, or if patent protection has not been secured, has expired or has been lost, then RDP may be the sole IP right protecting a product from copying, as generic manufacturers should not be allowed to rely on AstraZeneca’s data to support the generic product’s approval or marketing until the RDP right has expired.

Compulsory licensing

Compulsory licensing (the over-ruling of patent rights to allow patented medicines to be manufactured and sold by other parties) is increasingly part of the access-to-medicines debate. We recognise the right of developing countries to use the flexibilities in the World Trade Organization’s Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPS) (including the Doha amendment) in certain circumstances, such as a public health emergency. We believe this should apply only when all other ways of meeting the emergency needs have been considered and where healthcare frameworks and safeguards exist to ensure the medicines reach those who need them.

72	AstraZeneca Annual Report and Form 20-F Information 2013

Our infrastructure

The Group owns and operates numerous R&D and production facilities and carries out sales and marketing activities in offices across the world. These activities are supported by significant information technology and information services resources.

R&D resources

We have approximately 9,000 employees in our R&D organisation across 11 principal sites, in six countries. Our R&D geographic footprint includes four main small molecule facilities in: the UK (Alderley Park and Macclesfield); Sweden (Mölndal); and the US (Waltham, Massachusetts). We also have a clinical development facility in Japan (Osaka). Our principal sites for biologics are in the US (Gaithersburg, Maryland and Mountain View, California) and in the UK (Cambridge). Our Wilmington, Delaware site in the US focuses on late-stage development across the entire therapeutic portfolio. Our strategic expansion in Emerging Markets continues and includes the ongoing growth of our research facility in China (Shanghai). In January 2014, we announced plans to close our R&D site in India (Bangalore).

R&D spend analysis

	2013	2012	[2]	2011	[2]
Discovery	55%	60%		60%
and early development
Late-stage	45%	40%		40%
development
Core R&D	$4,269m	$4,241m		$4,479m
costs[1]

[1]	Reported expenditure in our R&D organisation was $4.8 billion (2012: $5.2 billion; 2011: $5.5 billion).
[2]	Restated for new Core definition (as detailed on page 224).

In 2013, there was Core R&D expenditure of $4.3 billion in our R&D organisation (2012: $4.2 billion; 2011: $4.5 billion). In addition, $635 million was spent on acquiring product rights (such as in-licensing) (2012: $5,228 million; 2011: $189 million) and we invested approximately $490 million on the implementation of our R&D restructuring strategy (2012: $791 million; 2011: $468 million). The allocations of spend by early development and late-stage activities are presented in the R&D spend analysis table above.

Manufacturing and supply resources

Our principal small molecule manufacturing facilities are in the UK (Avlon and Macclesfield), Sweden (Gärtuna and Södertälje), the US (Newark, Delaware and Westborough, Massachusetts), China (Wuxi and Taizhou), Russia (Vorsino), France (Reims and Dunkerque), Japan (Maihara), Australia (North Ryde), Indonesia (Jakarta), Egypt (Cairo), India (Bangalore), Puerto Rico (Canóvanas), Germany (Wedel), Mexico (Lomas Verdes), Brazil (Cotia) and Argentina (Buenos Aires).

We currently operate sites for the manufacture of APIs in the UK and Sweden, complemented by the efficient use of external sourcing. Our principal tablet and capsule formulation sites are in the UK, Sweden, Puerto Rico and the US. We also have major formulation sites for the global supply of parenteral and/or inhalation products in Sweden, France, Australia and the UK.

For biologics, our four principal commercial manufacturing facilities are in the US (Frederick, Maryland and Philadelphia, Pennsylvania), the UK (Speke), and the Netherlands (Nijmegen) with capabilities in process development, manufacturing and distribution of biologics, including worldwide supply of MAbs and influenza vaccines, which enables efficient management of our combined small molecule and biologics pipeline.

At the end of 2013, approximately 9,600 people at 24 sites in 17 countries were working on the manufacture and supply of our products.

Information technology and information services resources

At the end of 2013, our IT organisation comprised approximately 1,500 people across our sites centred in the UK (Alderley Park and Macclesfield), Sweden (Södertälje and Mölndal) and the US (Wilmington), together with people based with internal customers across our R&D and Operations sites, and our key marketing companies. In November 2013, we announced a review of our IT strategy to enable us to better support and enable AstraZeneca’s business priorities for the future. As part of our new strategy, we will make a number of changes to our operating model and organisational structure to make us more efficient, responsive and innovative.

Acquisition of BMS’s diabetes interest

In December 2013, AstraZeneca announced an agreement to purchase BMS’s 50% interest in AstraZeneca’s and BMS’s joint diabetes business. This acquisition completed in February 2014. Under the agreement, approximately 3,900 BMS and Amylin employees will transfer to AstraZeneca. These employees are not included in the analysis described above or elsewhere in this Annual Report.

AstraZeneca Annual Report and Form 20-F Information 2013	73

Strategic Report

Contents

Our financial performance in 2013 was defined by the significant revenue decline associated with the loss of exclusivity for several products. Seroquel IR alone declined by over $900 million in constant currency terms, and regional losses of exclusivity for brands, including Atacand and Crestor, combined for a further negative impact of more than $1 billion. The changing product mix also impacted on our gross margin percentage.

As detailed in the Our relationships section from page 70, 2013 was a year of investment in business development. The acquisitions we have made have been in our three core therapy areas with the intention of strengthening our pipeline or helping us gain access to cutting-edge science.

Our 7% increase in Core SG&A costs at CER reflects our focus on investing in our growth platforms. The excise fee imposed by the enactment of US healthcare reform measures amounted to 2.7% of Core SG&A costs.

We generated an incremental $1.2 billion of revenue at CER for our key growth platforms: Brilinta, the diabetes franchise, respiratory, Emerging Markets and Japan.

Core R&D expenditures were up only 1%, to $4.3 billion. The Group was able to contain R&D costs despite increased business development activities in 2013. This was possible due to strong cost control and flexibility in the reallocation of resources.

Reported operating profit, at $3.7 billion, was adversely impacted by an impairment charge of $1.8 billion taken against Bydureon.

In March 2013, we announced the fourth phase of our restructuring programme. Transforming the way we work is crucial to delivering our strategy and we are committed to dramatically simplifying our organisation and processes, while creating an innovative environment, including through co-location on a more focused footprint. Further details on our restructuring programme are provided in the Restructuring section from page 16. We continue to drive productivity improvements across the organisation, removing complexity and creating additional headroom to invest in growing our business and ensuring returns to our shareholders.

Marc Dunoyer

Chief Financial Officer

74	Introduction
75	Business background and results overview
76	Measuring performance
77	Results of operations – summary analysis of year to 31 December 2013
79	Cash flow and liquidity
80	Financial position
82	Capitalisation and shareholder return
82	Future prospects
82	Financial risk management
83	Critical accounting policies and estimates
87	Sarbanes-Oxley Act Section 404

74	AstraZeneca Annual Report and Form 20-F Information 2013

The purpose of this Financial Review is to provide a balanced and comprehensive analysis of the financial performance of the business during 2013, the financial position as at the end of the year, and the main business factors and trends which could affect the future financial performance of the business.

All growth rates in this Financial Review are expressed at CER unless noted otherwise.

Business background and results overview

The business background is covered in the Our marketplace section from page 13, the Therapy Area Review from page 48 and the Geographical Review from page 214, and describes in detail the developments in both our products and the geographical regions in which we operate.

As described earlier in this Annual Report, sales of our products are directly influenced by medical need and are generally paid for by health insurance schemes or national healthcare budgets. Our operating results can be affected by a number of factors other than the delivery of operating plans and normal competition, such as:

>	The risk of competition from generics following loss of patent protection or patent expiry of one of our products or an ‘at risk’ launch by a competitor or the launch of a generic competitor in the same class as one of our products, with the potential adverse effects on sales volumes and prices. For example, in 2013, our performance was affected by generic competition to Atacand, Crestor, Nexium and Seroquel IR. Further details of patent expiries for our key marketed products are included in the Patent expiries section on page 198.
>	The adverse impact on pharmaceutical prices as a result of the macroeconomic and regulatory environment. For instance, although there is no direct governmental control on prices in the US, action from federal and individual state programmes and health insurance bodies is leading to downward pressures on realised prices. In other parts of the world, there are a variety of price and volume control mechanisms and retrospective rebates based on sales levels that are imposed by governments.
>	The timings of new product launches, which can be influenced by national regulators, and the risk that such new products do not succeed as anticipated, together with the rate of sales growth and costs following new product launches.
>	Currency fluctuations. Our functional and reporting currency is the US dollar, but we have substantial exposures to other currencies, in particular the euro, Japanese yen, pound sterling and Swedish krona.
>	Macro factors such as greater demand from an ageing population and increasing requirements of Emerging Markets.

Over the longer term, the success of our R&D is crucial and we devote substantial resources to this area. The benefits of this investment are expected to emerge over the long-term and there is considerable inherent uncertainty as to whether and when it will generate future products.

The most significant features of our financial results in 2013 are:

>	Revenue was down 6% to $25,711 million (Reported: 8%) due to competition from generics.
>	The key growth platforms of Brilinta, the diabetes franchise, respiratory, Emerging Markets and Japan, delivered an incremental $1.2 billion of revenue at CER in 2013. This was more than offset by the impact of patent expiries which reduced revenue by $2.2 billion at CER.
>	Core operating profit was down 22% at CER (Reported: 25%) to $8,390 million, greater than the decline in our revenue primarily due to the higher expenditures associated with our key growth platforms and strengthened pipeline.
>	Reported operating profit was down 51% at CER (Reported: 54%) to $3,712 million, driven by impairment charges including $1,758 million for Bydureon.
>	Core operating margin of 33% of revenue was down 6.9 percentage points at CER (Reported: 7.3 percentage points). Reported operating margin was 14.4% of revenue.
>	Core EPS decreased by 23% (Reported: 26%) to $5.05. Reported EPS was down 55% (Reported: 59%) to $2.04.
>	Dividends paid decreased to $3,461 million (2012: $3,665 million). There were no share repurchases in the year (2012: $2,635 million), following the announcement in October 2012 of the suspension of the Group’s share repurchase programme.
>	Total restructuring costs associated with the global programme to reshape the cost base of the business were $1,421 million in 2013. The fourth phase of restructuring is focused on the restructuring of R&D, into strategic research and development centres in the US, the UK and Sweden to improve pipeline productivity. The programme has been expanded to include additional activities such as a transformation of the IT organisation, the exit of R&D activities in Bangalore, India, and the exit from branded generics in certain Emerging Markets to further reduce costs and increase flexibility. Total restructuring costs charged since the start of our restructuring programme in 2007 amount to $7,848 million.

AstraZeneca Annual Report and Form 20-F Information 2013	75

Strategic Report | Financial Review

 Measuring performance

The following measures are referred to in this Financial Review when reporting on our performance both in absolute terms, but more often in comparison to earlier years:

>	Reported performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business, as reflected in our Group Financial Statements prepared in accordance with IFRSs as adopted by the EU and as issued by the IASB.
>	Core financial measures. These are non-GAAP measures because, unlike Reported performance, they cannot be derived directly from the information in the Group’s Financial Statements. These measures are adjusted to exclude certain significant items, such as:
–	amortisation and impairment of intangibles, including impairment reversals but excluding any charges relating to IT assets
–	charges and provisions related to our global restructuring programmes (this will include such charges that relate to the impact of our global restructuring programmes on our capitalised IT assets)
–	other specified items, principally comprising legal settlements and acquisition-related costs which include fair value adjustments and the imputed finance charge relating to contingent consideration.

In determining the adjustments to arrive at the Core result, we use a set of established principles relating to the nature and materiality of individual items or groups of items, excluding, for example, events which (i) are outside the normal course of business, (ii) are incurred in a pattern that is unrelated to the trends in the underlying financial performance of our ongoing business, or (iii) are related to major acquisitions, to ensure that investors’ ability to evaluate and analyse the underlying financial performance of our ongoing business is enhanced. See the 2013 Reconciliation of Reported results to Core results table on the page opposite for a reconciliation of Reported to Core performance. As detailed in our 2012 Annual Report, we revised our definition of Core performance measures in 2013. Further details of the restatement of prior year comparative values under our new Core measure definition are included in the Financials (Prior year) section on page 222.
>	Constant exchange rate (CER) growth rates. These are also non-GAAP measures. These measures remove the effects of currency movements (by retranslating the current year’s performance at previous year’s exchange rates and adjusting for other exchange effects, including hedging).
A reconciliation of the Reported results adjusted for the impact of currency movements is provided in the 2013 Reported operating profit table on the page opposite.
>	Gross and operating profit margin percentages. These measures set out the progression of key performance margins and illustrate the overall quality of the business.
>	Prescription volumes and trends for key products. These measures can represent the real business growth and the progress of individual products better and more immediately than invoiced sales.
>	Net funds/debt. This represents our cash and cash equivalents, current investments and derivative financial instruments less interest-bearing loans and borrowings.

CER measures allow us to focus on the changes in sales and expenses driven by volume, prices and cost levels relative to the prior period. Sales and cost growth expressed in CER allows management to understand the true local movement in sales and costs, in order to compare recent trends and relative return on investment. CER growth rates can be used to analyse sales in a number of ways but, most often, we consider CER growth by products and groups of products, and by countries and regions. CER sales growth can be further analysed into the impact of sales volumes and selling price. Similarly, CER cost growth helps us to focus on the real local change in costs so that we can manage the cost base effectively.

We believe that disclosing Core financial and growth measures, in addition to our Reported financial information, enhances investors’ ability to evaluate and analyse the underlying financial performance of our ongoing business and the related key business drivers. The adjustments made to our Reported financial information in order to show Core financial measures illustrate clearly, and on a year-on-year or period-by-period basis, the impact upon our performance caused by factors such as changes in sales and expenses driven by volume, prices and cost levels relative to such prior years or periods.

As shown in the 2013 Reconciliation of Reported results to Core results table on the page opposite, our reconciliation of Reported financial information to Core financial measures includes a breakdown of the items for which our Reported financial information is adjusted and a further breakdown by specific line item as such items are reflected in our Reported income statement. This illustrates the significant items that are excluded from Core financial measures and their impact on our Reported financial information, both as a whole and in respect of specific line items.

Management presents these results externally to meet investors’ requirements for transparency and clarity. Core financial measures are also used internally in the management of our business performance, in our budgeting process and when determining compensation.

Core financial measures are non-GAAP measures. All items for which Core financial measures are adjusted are included in our Reported financial information as they represent actual costs of our business in the periods presented. As a result, Core financial measures merely allow investors to differentiate between different kinds of costs and they should not be used in isolation. You should also refer to our Reported financial information in the 2013 Reported operating profit table on the page opposite, our reconciliation of Core financial measures to Reported financial information in the Reconciliation of Reported results to Core results table on the page opposite, and to the Results of operations – summary analysis of year to 31 December 2012 section from page 222 for our discussion of comparative Reported growth measures that reflect all factors that affect our business. Our determination of non-GAAP measures, and our presentation of them within this financial information, may differ from similarly titled non-GAAP measures of other companies.

The SET retains strategic management of the costs excluded from Reported financial information in arriving at Core financial measures, tracking their impact on Reported operating profit and EPS, with operational management being delegated on a case-by-case basis to ensure clear accountability and consistency for each cost category.

76	AstraZeneca Annual Report and Form 20-F Information 2013

Results of operations – summary analysis of year to 31 December 2013

2013 Reported operating profit

			2013	2012*	Percentage of sales		2013 compared with 2012
	Reported $m	CER growth $m	Growth due to exchange effects $m	Reported $m	Reported 2013%	Reported 2012%	CER growth %	Reported growth %
Revenue	25,711	(1,701)	(561)	27,973			(6)	(8)
Cost of sales	(5,261)	9	123	(5,393)	(20.5)	(19.3)	–	(2)
Gross profit	20,450	(1,692)	(438)	22,580	79.5	80.7	(7)	(9)
Distribution costs	(306)	10	4	(320)	(1.2)	(1.1)	(3)	(4)
Research and development	(4,821)	411	11	(5,243)	(18.7)	(18.8)	(8)	(8)
Selling, general and administrative costs	(12,206)	(2,508)	141	(9,839)	(47.5)	(35.2)	25	24
Other operating income and expense	595	(379)	4	970	2.3	3.5	(39)	(39)
Operating profit	3,712	(4,158)	(278)	8,148	14.4	29.1	(51)	(54)
Net finance expense	(445)			(502)
Profit before tax	3,267			7,646
Taxation	(696)			(1,376)
Profit for the period	2,571			6,270

Basic earnings per share ($)	2.04			4.95
* Restated on the adoption of IAS 19 (2011), as detailed in the Group Accounting Policies section on page 136. 2013 Reconciliation of Reported results to Core results

				Net	Legal		Core* 2013 compared with 2012
	2013 Reported $m	Restructuring costs $m	Intangible amortisation $m	intangible impairments $m	provisions and other $m	2013 Core $m *	CER growth %	Actual growth %
Gross profit	20,450	126	502	–	–	21,078	(7)	(9)
Gross margin %	79.5%					82.0%
Distribution costs	(306)	–	–	–	–	(306)	(3)	(4)
Research and development	(4,821)	490	30	50	(18)	(4,269)	1	1
Selling, general and administrative costs	(12,206)	805	902	1,662	(28)	(8,865)	7	6
Other operating income and expense	595	–	157	–	–	752	(30)	(30)
Operating profit	3,712	1,421	1,591	1,712	(46)	8,390	(22)	(25)
Operating margin %	14.4%					32.6%

Taxation	(696)	(302)	(256)	(364)	7	(1,611)
Basic earnings per share ($)	2.04	0.90	1.06	1.08	(0.03)	5.05

*	Each of the measures in the Core column in the above table are non-GAAP measures.

Revenue for the year was down 6% on a CER basis and 8% on a Reported basis. The revenue decline was driven by a loss of exclusivity on brands including Atacand, Crestor, Nexium and Seroquel IR, which reduced revenue by $2.2 billion at CER. Our key growth platforms of Brilinta, the diabetes franchise (which benefited from a full year of Amylin-related product sales), respiratory, Emerging Markets and Japan delivered an incremental $1.2 billion of revenue at CER in 2013.

Revenue in the US was down 9% on a CER basis (Reported: 9%) with revenue in the Rest of World down 4% at CER (Reported: 7%). Emerging Markets sales increased by 8% at CER (Reported: 6%). Further details of our sales performance are contained in the Geographical Review from page 214.

Core gross margin was 82.0%, 0.5 percentage points lower than last year at CER (Reported: 0.4 percentage points) driven by changes in our product mix to lower margin products when compared with 2012.

Core R&D expense for the year was up 1% at CER and Reported, as a result of absorbing higher costs from business development projects as well as investment in the growing number of late-stage trials.

Expenditures in Core number of SG&A costs were 7% higher than last year at CER (Reported: 6%), as a result of increased levels of expenditure in support of our growth platforms of Brilinta, the diabetes franchise and Emerging Markets during the year. SG&A costs also reflect a full year of costs associated with our expanded diabetes alliance with BMS on Amylin products entered into in 2012. The excise fee imposed by the enactment of US healthcare reform measures amounted to 2.7% (2012: 2.8%) of Core SG&A costs for the year.

Core other income for the year was down 30% at CER and Reported, with 2012 benefiting from the sale of OTC rights for Nexium.

Core operating profit for the year was down 22% on a CER basis (Reported: 25%) to $8,390 million. Core operating margin was 32.6% of revenue, down 6.9 percentage points at CER (Reported: 7.3 percentage points). The decline in Core operating profit was greater than the decline in revenue primarily due to expenditure associated with the Group’s key growth platforms and strengthened pipeline.

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Core EPS was $5.05, down 23% compared with last year at CER (Reported: 26%), and broadly in line with the decline in Core operating profit.

Pre-tax adjustments to arrive at Core amounted to $4,678 million in 2013 (2012: $3,011 million). Excluded from Core results were:

>	Restructuring costs totalling $1,421 million (2012: $1,558 million), incurred as the Group commenced the fourth phase of restructuring announced in March 2013.
>	Amortisation totalling $1,591 million (2012: $1,134 million) relating to intangible assets, except IT-related amortisation charges. The increase was driven by a full year of amortisation arising from the amendment to the Merck exit arrangements and the expansion of our diabetes alliance during 2012, as detailed in Note 9 to the Financial Statements from page 150.
>	Net intangible impairment charges of $1,712 million (2012: $186 million), including $1,758 million against Bydureon, following sales performance below AstraZeneca’s commercial expectations at the time of entering into the expanded diabetes alliance in 2012, and $136 million following AstraZeneca’s decision not to proceed with regulatory filings for fostamatinib. Partially offsetting these charges was the impairment reversal of $285 million following the commencement of the first of several Phase III clinical programmes for olaparib. The full historic carrying value of the asset has been restored to our balance sheet. Further details relating to intangible asset impairments are included in Note 9 to the Financial Statements from page 150.
>	Legal provisions and other adjustments of $46 million income (2012: $133 million charges) including an $18 million adjustment to the fair value of contingent consideration payable arising on our business combinations completed in 2013, as detailed in Notes 16 and 22 to the Financial Statements on page 158 and from page 166.

Reported operating profit for the year was down 51% at CER (Reported: 54%) to $3,712 million; Reported EPS was down 55% on a CER basis (Reported: 59%) to $2.04. The larger declines compared with the respective Core financial measures are mainly the result of the $1,758 million impairment of Bydureon, as well as the full year amortisation related to the Merck Second Option.

Net finance expense was $445 million (2012: $502 million). Interest payable on defined benefit pension scheme liabilities fell by $14 million, and there were fair value gains of $5 million recorded on long-term bonds in 2013, versus $10 million losses in 2012. Interest on long-term bonds for the year was $16 million lower than 2012.

The Reported taxation charge of $696 million (2012: $1,376 million), consisted of a current tax charge of $1,398 million (2012: $1,677 million) and a credit arising from movements on deferred tax of $702 million (2012: $301 million). The current tax charge includes a prior period current tax charge of $46 million (2012: credit of $79 million).

The Reported tax rate for the year was 21.3% compared with 18.0% for 2012. The Reported tax rate for the year ended 31 December 2012 benefited from a $230 million adjustment to deferred tax balances following substantive enactment of a reduction in the Swedish corporation tax rate from 26.3% to 22.0%, and a $240 million adjustment in respect of prior periods following the settlement of a transfer pricing matter. Excluding these benefits, the Reported tax rate for 2012 was 24.1%. Further details relating to movements in our taxation balances are included in Note 4 to the Financial Statements from page 143.

Total comprehensive income for 2013 decreased by $3,947 million to $2,458 million. This was driven by the decrease in profit for the year of $3,699 million, and a decrease of $248 million in other comprehensive income which was principally due to effects of movements in exchange rates on our consolidated results.

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Cash flow and liquidity – 2013

All data in this section is on a Reported basis.

Summary cash flows

	2013 $m	2012 $m	2011 $m
Net (debt)/funds brought forward at 1 January	(1,369)	2,849	3,653
Earnings before interest, tax, depreciation, amortisation and impairment (EBITDA)	8,295	10,666	15,345
Profit on disposal of Astra Tech	–	–	(1,483)
EBITDA before profit on disposal of Astra Tech	8,295	10,666	13,862
Movement in working capital and short-term provisions	166	(706)	(897)
Tax paid	(844)	(2,043)	(3,999)
Interest paid	(475)	(545)	(548)
Non-cash and other movements	258	(424)	(597)
Net cash available from operating activities	7,400	6,948	7,821
Purchase of intangibles (net)	(1,281)	(3,947)	(458)
Other capital expenditure (net)	(673)	(473)	(737)
Acquisitions of business operations	(1,158)	(1,187)	–
Net cash received on disposal of Astra Tech	–	–	1,772
Investments	(3,112)	(5,607)	577
Dividends	(3,461)	(3,665)	(3,764)
Net share proceeds/(repurchases)	482	(2,206)	(5,606)
Distributions	(2,979)	(5,871)	(9,370)
Other movements	99	312	168
Net funds/(debt) carried forward at 31 December	39	(1,369)	2,849
Net funds/debt reconciliation
	2013 $m	2012 $m	2011 $m
Cash and cash equivalents	9,217	7,701	7,571
Short-term investments	796	823	4,248
Net derivative financial instruments	402	417	358
Cash, short-term investments and derivatives	10,415	8,941	12,177
Overdraft and short-term borrowings	(992)	(879)	(221)
Finance leases	(102)	(84)	–
Current instalments of loans	(766)	–	(1,769)
Loans due after one year	(8,516)	(9,347)	(7,338)
Loans and borrowings	(10,376)	(10,310)	(9,328)
Net funds/(debt)	39	(1,369)	2,849

Cash generated from operating activities was $7,400 million in the year ended 31 December 2013, compared with $6,948 million in 2012. Lower tax and interest payments partially offset the lower operating profit in 2013, after adjusting for impairments and non-cash costs, while working capital movements and a one-off pension fund contribution drove higher outflows in the prior year.

Investment cash outflows of $3,112 million (2012: $5,607 million) included $1,158 million on completion of the acquisitions of Pearl Therapeutics, Omthera, Amplimmune and Spirogen, and $1,316 million for the purchase of other intangible assets. The comparative period of 2012 included the cash outflows for the purchase of Ardea ($1,187 million) and intangible assets associated with our collaboration with BMS on Amylin ($3,358 million).

Net cash distributions to shareholders were $2,979 million, through dividends of $3,461 million partially offset by proceeds from the issue of shares of $482 million.

At 31 December 2013, outstanding gross debt (interest-bearing loans and borrowings) was $10,376 million (2012: $10,310 million). Of the gross debt outstanding at 31 December 2013, $1,788 million is due within one year (2012: $901 million).

Net funds of $39 million have increased by $1,408 million during the year as a result of the net cash inflow as described above.

Off-balance sheet transactions and commitments

We have no off-balance sheet arrangements and our derivative activities are non-speculative. The table below sets out our minimum contractual obligations at the year end.

Payments due by period

	Less than 1 year $m	1-3 years $m	3-5 years $m	Over 5 years $m	2013 Total $m	2012 Total $m
Bank loans and other borrowings[1]	2,210	1,875	2,433	10,497	17,015	17,316
Finance leases	34	64	21	–	119	101
Operating leases	92	150	98	110	450	434
Contracted capital expenditure	481	–	–	–	481	245
Total	2,817	2,089	2,552	10,607	18,065	18,096

[1]	Bank loans and other borrowings include interest charges payable in the period, as detailed in Note 23 to the Financial Statements on page 169.

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Financial position – 2013

All data in this section is on a Reported basis.

Summary statement of financial position

	2013 $m	Movement $m	2012 $m	Movement $m	2011 $m
Property, plant and equipment	5,818	(271)	6,089	(336)	6,425
Goodwill and intangible assets	26,028	(318)	26,346	5,504	20,842

Inventories	1,909	(152)	2,061	209	1,852
Trade and other receivables	9,746	1,765	7,981	(773)	8,754
Trade and other payables	(12,714)	(2,492)	(10,222)	(862)	(9,360)
Provisions	(1,389)	(45)	(1,344)	518	(1,862)

Net income tax payable	(2,582)	(523)	(2,059)	275	(2,334)
Net deferred tax liabilities	(1,622)	(157)	(1,465)	(244)	(1,221)

Retirement benefit obligations*	(2,261)	10	(2,271)	409	(2,680)

Non-current other investments	281	82	199	(2)	201
Net funds/(debt)	39	1,408	(1,369)	(4,218)	2,849

Net assets*	23,253	(693)	23,946	480	23,466

*	Restated on the adoption of IAS 19 (2011), as detailed in the Group Accounting Policies section on page 136.

In 2013, net assets decreased by $693 million to $23,253 million. The decrease in net assets is broadly as a result of the Group profit of $2,571 million being offset by dividends of $3,499 million.

Property, plant and equipment

Property, plant and equipment decreased by $271 million to $5,818 million. Additions of $816 million (2012: $772 million) were offset by depreciation of $906 million (2012: $1,023 million), impairments of $101 million (2012: $nil) and disposals of $82 million (2012: $224 million).

Goodwill and intangible assets

The Group’s goodwill of $9,981 million (2012: $9,898 million) principally arose on the acquisition of MedImmune in 2007 and the restructuring of our US joint venture with Merck in 1998. Goodwill of $77 million arising on our acquisitions of Pearl Therapeutics and Amplimmune, as detailed in Note 22 to the Financial Statements from page 166, was capitalised in 2013.

Intangible assets amounted to $16,047 million at 31 December 2013 (2012: $16,448 million). Intangible asset additions were $3,217 million in 2013 (2012: $6,916 million), including product rights acquired in our acquisitions of Pearl Therapeutics ($985 million), Omthera ($526 million), Amplimmune ($534 million) and Spirogen ($371 million). Amortisation in the year was $1,779 million (2012: $1,296 million). Impairment charges in the year amounted to $2,082 million (2012: $199 million) including a $1,758 million charge on our diabetes product Bydureon and a $136 million impairment charge following our decision not to proceed with regulatory filings for fostamatinib. These impairment charges were partially offset by a $285 million impairment reversal following enrolment of the first patient in the first of several Phase III clinical programmes for olaparib, an impairment provision previously having being taken against this compound in 2011.

Further details of our additions to intangible assets, and impairments recorded, are included in Note 9 to the Financial Statements from page 150.

Receivables, payables and provisions

Trade receivables decreased by $182 million to $5,514 million in line with lower revenues in 2013.

Prepayments and accrued income increased by $1,988 million driven, principally, by an increase in prepayments following the modification of the royalty structure under our global licence agreement for Crestor, which now includes fixed minimum and maximum annual royalty payments to Shionogi. These future royalties have been recognised within payables and as a prepayment. Prepayments also increased due to payments made to Moderna Therapeutics and Immunocore during the year on new research collaborations.

Trade and other payables increased by $2,492 million in 2013 to $12,714 million, with increases in other payables of $2,277 million due to the recognition of future royalty payments on Crestor, as detailed above, and contingent consideration of $532 million recognised on the acquisitions of Pearl Therapeutics ($149 million), Omthera ($62 million), Amplimmune ($153 million) and Spirogen ($168 million).

The increase in provisions of $45 million in 2013 includes $771 million of additional charges recorded in the year, offset by

$681 million of cash payments. Included within the $771 million of charges for the year is $652 million for our global restructuring initiative and $23 million in respect of legal charges. Cash payments include $532 million for our global restructuring programme. Further details of the charges made against provisions are contained in Notes 17 and 25 to the Financial Statements on page 158, and 176 to 183, respectively.

Tax payable and receivable

Net income tax payable has increased by $523 million to $2,582 million, principally due to cash tax timing differences and an increase in accruals for tax contingencies. The tax receivable balance of $494 million comprises tax owing to AstraZeneca from certain governments expected to be received on settlements of transfer pricing audits and disputes (see Note 25 to the Financial Statements from page 176) and cash tax timing differences. Net deferred tax liabilities increased by $157 million in the year.

Retirement benefit obligations

Net retirement benefit obligations decreased by $10 million in 2013. Employer contributions to the pension scheme of $369 million were offset by current and past service cost charges of $204 million, net financing costs of $79 million and exchange movements.

Approximately 97% of the Group’s obligations are concentrated in the UK, the US, Sweden and Germany. In recent years, the Group has undertaken several initiatives to reduce its net pension obligation exposure. For the UK defined benefit pension scheme, which is AstraZeneca’s largest defined benefit

80	AstraZeneca Annual Report and Form 20-F Information 2013

scheme, these initiatives have included agreeing funding principles for cash contributions to be paid into the UK pension scheme to target a level of assets in excess of the current expected cost of providing benefits, and, in 2010, amendments to the scheme to freeze pensionable pay at 30 June 2010 levels. In addition to the cash contributions to be paid into the UK pension scheme, AstraZeneca makes contributions to an escrow account which is held outside the pension scheme. The escrow account assets are payable to the fund in agreed circumstances, for example, in the event of AstraZeneca and the pension fund trustee agreeing a change to the current long-term investment strategy.

Further details of the Group’s pension schemes are included in Note 18 to the Financial Statements from page 159.

Commitments and contingencies

The Group has commitments and contingencies which are accounted for in accordance with the accounting policies described in the Financial Statements in the Group Accounting Policies section from page 136. The Group also has taxation contingencies. These are described in the Taxation section in the Critical accounting policies and estimates section on page 87 and in Note 25 to the Financial Statements from page 176.

Research and development collaboration payments

Details of future potential R&D collaboration payments are also included in Note 25 to the Financial Statements from page 176. As detailed in Note 25 to the Financial Statements, payments to our collaboration partners may not become payable due to the inherent uncertainty in achieving the development and revenue milestones linked to the future payments. As part of our overall externalisation strategy, we may enter into further collaboration projects in the future that may include milestone payments and, therefore, as certain milestone payments fail to crystallise due to, for example, development not proceeding, they may be replaced by potential payments under new collaborations.

Investments, divestments and capital expenditure

The Group has completed over 150 major business development transactions over the past three years, five of which were accounted for as business acquisitions under IFRS 3 ‘Business Combinations’, being the acquisitions of Pearl Therapeutics, Omthera, Amplimmune and Spirogen in 2013, and Ardea in 2012, and all others being in-licences, strategic alliances and collaborations. Further details of our business acquisitions and disposals in the past three years are contained in Note 22 to the Financial Statements from page 166. Details of our significant externalisation transactions are given below:

>	In March 2013, AstraZeneca signed an exclusive agreement with Moderna Therapeutics to discover, develop and commercialise pioneering medicines based on messenger RNA Therapeutics for the treatment of serious cardiovascular, metabolic and renal diseases as well as cancer. Under the terms of the agreement, AstraZeneca made an upfront payment of $240 million. AstraZeneca will have exclusive access to select any target of its choice in cardiometabolic and renal diseases, as well as selected targets in oncology, over a period of up to five years for subsequent development of messenger RNA Therapeutics. In addition, Moderna Therapeutics is entitled to an additional $180 million for the achievement of three technical milestones. Through this agreement, AstraZeneca has the option to select up to 40 drug products for clinical development and Moderna Therapeutics will be entitled to development and commercial milestone payments as well as royalties on drug sales ranging from high single digits to low double digits for each product. AstraZeneca will lead the pre-clinical, clinical development and commercialisation of therapeutics resulting from the agreement and Moderna Therapeutics will be responsible for designing and manufacturing the messenger RNA Therapeutics against selected targets.
>	In July 2013, AstraZeneca entered into a strategic collaboration with FibroGen to develop and commercialise roxadustat (FG-4592), a first-in-class oral compound in late-stage development for the treatment of anaemia associated with chronic kidney disease (CKD) and end-stage renal disease (ESRD). This broad collaboration focuses on the US, China and all major markets excluding Japan, Europe, the CIS, the Middle East and South Africa, which are covered by an existing agreement between FibroGen and Astellas. The AstraZeneca-FibroGen joint effort will be focused on the development of roxadustat to treat anaemia in CKD and ESRD, and may be extended to other anaemia indications. AstraZeneca and FibroGen plan to undertake an extensive roxadustat Phase III development programme for the US, and to initiate Phase III trials in China, with anticipated regulatory filings in China in 2015 and in the US in 2017. AstraZeneca will pay FibroGen committed upfront and subsequent non-contingent payments totalling $350 million, as well as potential future development-related milestone payments of up to $465 million, and potential future sales-related milestone payments, in addition to tiered royalty payments on future sales of roxadustat in the low 20% range. Additional development milestones will be payable for any subsequent indications which the companies choose to pursue. AstraZeneca will be responsible for the US commercialisation of roxadustat, with FibroGen undertaking specified promotional activities in the ESRD segment in this market. The companies will also co-commercialise roxadustat in China where FibroGen will be responsible for clinical trials, regulatory matters, manufacturing and medical affairs, and AstraZeneca will oversee promotional activities and commercial distribution.
>	In April 2012, AstraZeneca announced an agreement to jointly develop and commercialise five monoclonal antibodies from Amgen’s clinical inflammation portfolio: AMG 139, AMG 157, AMG 181, AMG 557 and brodalumab (AMG 827). Under the terms of the agreement, AstraZeneca made a $50 million upfront payment and the companies share both costs and profits. Approximately 65% of costs for the 2012 to 2014 period are funded by AstraZeneca. Thereafter, the companies will split costs equally. In addition, AstraZeneca will make development milestone payments up to a maximum of $30 million up to launch. On commercialisation, Amgen will retain a low-single-digit royalty for brodalumab and a mid-single-digit royalty for the rest of the portfolio after which the companies will share profits equally.
>	In January 2007, AstraZeneca signed an exclusive co-development and co-promotion agreement with BMS for the development and commercialisation of Onglyza, a DPP-IV and Farxiga/Forxiga, a selective sodium-glucose co-transporter 2 (SGLT-2) inhibitor, both for the treatment of Type 2 diabetes. In August 2012, AstraZeneca expanded its diabetes alliance with BMS to incorporate the development and marketing of Amylin’s portfolio of diabetes products. The portfolio of collaboration products in Amylin includes Byetta (exenatide) injection and Bydureon (exenatide extended-release for injectable suspension/exenatide 2mg powder and solvent for prolonged release suspension for injection), Symlin (pramlinitide acetate) injection, and metreleptin, a leptin analogue. AstraZeneca expanded the alliance for a total consideration of $3.7 billion. In December 2013, AstraZeneca announced an agreement under which AstraZeneca

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Capitalisation and shareholder return

Dividend for 2013

	$	Pence	SEK	Payment date
First interim dividend	0.90	59.2	5.92	16 September 2013
Second interim dividend	1.90	116.8	12.41	24 March 2014
Total	2.80	176.0	18.33

Summary of shareholder distributions

	Shares repurchased (million)	Cost $m	Dividend per share $	Dividend cost $m		Shareholder distributions $m
2000	9.4	352	0.70	1,236		1,588
2001	23.5	1,080	0.70	1,225		2,305
2002	28.3	1,190	0.70	1,206		2,396
2003	27.2	1,154	0.795	1,350		2,504
2004	50.1	2,212	0.94	1,555		3,767
2005	67.7	3,001	1.30	2,068		5,069
2006	72.2	4,147	1.72	2,649		6,796
2007	79.9	4,170	1.87	2,740		6,910
2008	13.6	610	2.05	2,971		3,581
2009	–	–	2.30	3,339		3,339
2010	53.7	2,604	2.55	3,604		6,208
2011	127.4	6,015	2.80	3,653		9,668
2012	57.8	2,635	2.80	3,496		6,131
2013	–	–	2.80	3,516	[1]	3,516
Total	610.8	29,170	24.025	34,608		63,778

[1]	Total dividend cost estimated based upon number of shares in issue at 31 December 2013.

acquired the entirety of BMS’s interests in the companies’ diabetes alliance for an initial consideration of $2.7 billion on completion and up to $1.4 billion in regulatory, launch and sales-related payments. AstraZeneca has also agreed to pay various sales-related royalty payments up until 2025. In addition, AstraZeneca may make payments up to $225 million when certain assets are subsequently transferred. The business combination completed on 1 February 2014, and provides AstraZeneca with 100% ownership of the intellectual property and global rights for the development, manufacture and commercialisation of the diabetes business. Further details of this business combination are included in Note 28 to the Financial Statements from page 184.

The Group determines the above business development transactions to be significant using a range of factors. We look at the specific circumstances of the individual externalisation arrangement and apply several quantitative and qualitative criteria. Because we consider business development transactions to be an extension of our R&D strategy, the expected total value of development payments under the transaction and its proportion of our annual R&D spend, both of which are proxies for overall R&D effort and cost, are important elements of the significance determination. Other quantitative criteria we apply include, without limitation, expected levels of future sales, the possible value of milestone payments and the resources used for commercialisation activities (for example, the number of staff). Qualitative factors we consider include, without limitation, new market developments, new territories, new areas of research and strategic implications.

In aggregate, payments capitalised under the Group’s externalisation arrangements, other than those detailed above, amounted to $301 million in 2013, $156 million in 2012, and $123 million in 2011. The Group recognised other income in respect of other externalisation arrangements totalling $20 million in 2013, $255 million in 2012 including $250 million of income from an agreement with Pfizer for OTC rights for Nexium, and $18 million in 2011.

Capitalisation

The total number of shares in issue at 31 December 2013 was 1,257 million. 10.4 million Ordinary Shares were issued in consideration of share option exercises for a total of $451 million. There were no share repurchases in 2013. Shareholders’ equity decreased by $507 million to $23,224 million at the year end. Non-controlling interests decreased to $29 million (2012: $215 million), mainly driven by changes in non-controlling interests’ shareholdings in Japan.

Dividend and share repurchases

The Board has recommended a second interim dividend of $1.90 (116.8 pence, 12.41 SEK) to be paid on 24 March 2014. This brings the full year dividend to $2.80 (176.0 pence, 18.33 SEK).

This dividend is consistent with the progressive dividend policy, by which the Board intends to maintain or grow the dividend each year.

The Board regularly reviews its distribution policy and its overall financial strategy to continue to strike a balance between the interests of the business, our financial creditors and our shareholders. Having regard for business investment, funding the progressive dividend policy and meeting our debt service obligations, the Board currently believes it is appropriate to continue the suspension of the share repurchase programme which was announced in October 2012.

Future prospects

We believe challenging market conditions will persist in 2014, including continued government interventions on price. The revenue impact from the loss of exclusivity will also continue to affect our performance including the anticipated Nexium US first generic launch in May 2014.

Financial risk management

Financial risk management policies

Insurance

Our risk management processes are described in the Managing risk section from page 199. These processes enable us to identify risks that can be partly or entirely mitigated through the use of insurance. We negotiate best available premium rates with insurance providers on the basis of our extensive risk management procedures. In the current insurance market, the level

82	AstraZeneca Annual Report and Form 20-F Information 2013

of cover is decreasing while premium rates are increasing. Rather than simply paying higher premiums for lower cover, we focus our insurance resources on the most critical areas, or where there is a legal requirement, and where we can get best value for money. Risks to which we pay particular attention include business interruption, Directors’ and Officers’ liability, and property damage. Insurance for product liability has not been available on commercially acceptable terms for several years and the Group has not purchased in the market product liability insurance since February 2006.

Taxation

Tax risk management forms an integrated part of the Group’s risk management processes. Our tax strategy is to manage tax risks and tax costs in a manner consistent with shareholders’ best long-term interests, taking into account both economic and reputational factors. We draw a distinction between tax planning using artificial structures and optimising tax treatment of business transactions, and we engage only in the latter.

Treasury

The principal financial risks to which the Group is exposed are those arising from liquidity, interest rate, foreign currency and credit. The Group has a centralised treasury function to manage these risks in accordance with Board-approved policies. Specifically, liquidity risk is managed through maintaining access to a number of sources of funding to meet anticipated funding requirements, including committed bank facilities and cash resources. Interest rate risk is managed through maintaining a debt portfolio that is weighted towards fixed rates of interest. Accordingly, the Group’s net interest charge is not significantly affected by movements in floating rates of interest. We do not currently hedge the impact on earnings and cash flow of changes in exchange rates, with the exception of the currency exposure that arises between the booking and settlement dates on non-local currency purchases and sales by subsidiaries and the external dividend. Credit risk is managed through setting and monitoring credit limits appropriate for the assessed risk of the counterparty.

Our capital and risk management objectives and policies are described in further detail in Note 23 to the Financial Statements from page 169 and in the Risk section from page 199.

Sensitivity analysis of the Group’s exposure to exchange rate and interest rate movements is also detailed in Note 23 to the Financial Statements from page 169.

Critical accounting policies and estimates

Our Financial Statements are prepared in accordance with IFRSs as adopted by the EU (adopted IFRS) and as issued by the IASB, and the accounting policies employed are set out in the Group Accounting Policies section in the Financial Statements from page 136. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. The actual outcome could differ from those estimates. Some of these policies require a high level of judgement because the areas are especially subjective or complex. We believe that the most critical accounting policies and significant areas of judgement and estimation are in:

>	revenue recognition
>	research and development
>	impairment testing of goodwill and intangible assets
>	litigation
>	post-retirement benefits
>	taxation.

Revenue recognition

Revenue is recorded at the invoiced amount (excluding inter-company sales and value-added taxes) less movements in estimated accruals for rebates and chargebacks given to managed-care and other customers and product returns – a particular feature in the US. The impact in the rest of the world is not significant. It is the Group’s policy to offer a credit note for all returns and to destroy all returned stock in all markets. Cash discounts for prompt payment are also deducted from sales. Revenue is recognised at the point of delivery, which is usually when title passes to the customer, either on shipment or on receipt of goods by the customer depending on local trading terms. Income from royalties and from disposals of IP, brands and product lines is included in other operating income.

Rebates, chargebacks and returns in the US

When invoicing sales in the US, we estimate the rebates and chargebacks that we expect to pay. These rebates typically arise from sales contracts with third party managed-care organisations, hospitals, long-term care facilities, group purchasing organisations and various federal or state programmes (Medicaid ‘best price’ contracts, supplemental rebates etc). They can be classified as follows:

>	Chargebacks, where we enter into arrangements under which certain parties, typically hospitals, the Department of Veterans Affairs, Public Health Service Covered Entities and the Department of Defense, are able to buy products from wholesalers at the lower prices we have contracted with them. The chargeback is the difference between the price we invoice to the wholesaler and the contracted price charged by the wholesaler. Chargebacks are paid directly to the wholesalers.
>	Regulatory, including Medicaid and other federal and state programmes, where we pay rebates based on the specific terms of agreements with the US Department of Health and Human Services and with individual states, which include product usage and information on best prices and average market prices benchmarks.
>	Contractual, under which entities such as third party managed-care organisations, long-term care facilities and group purchasing organisations are entitled to rebates depending on specified performance provisions, which vary from contract to contract.

The effects of these deductions on our US pharmaceuticals revenue and the movements on US pharmaceuticals revenue provisions are set out overleaf.

Accrual assumptions are built up on a product-by-product and customer-by-customer basis, taking into account specific contract provisions coupled with expected performance, and are then aggregated into a weighted average rebate accrual rate for each of our products. Accrual rates are reviewed and adjusted on a monthly basis. There may be further adjustments when actual rebates are invoiced based on utilisation information submitted to us (in the case of contractual rebates) and claims/invoices are received (in the case of regulatory rebates and chargebacks). We believe that we have made reasonable estimates for future rebates using a similar methodology to that of previous years. Inevitably, however, such estimates involve judgements on aggregate future sales levels, segment mix and the customers’ contractual performance.

Managed-care and group purchasing organisation rebate charges increased by $1,321 million in 2013 (2012: $160 million; 2011: $682 million) mainly due to the higher contracted rates in the commercial and Medicare Part D segments due to pricing pressures and the impact of 2013 price increases.

Cash discounts are offered to customers to encourage prompt payment. Accruals are calculated based on historical experience and are adjusted to reflect actual experience.

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Strategic Report | Financial Review

Gross to net sales – US Pharmaceuticals

			2013 $m	2012 $m	2011 $m
Gross sales			21,345	20,747	23,613
Chargebacks			(2,449)	(2,261)	(1,958)
Regulatory – US government and state programmes			(1,435)	(1,426)	(2,293)
Contractual – Managed-care and group purchasing organisation rebates			(6,918)	(5,597)	(5,437)
Cash and other discounts			(399)	(401)	(452)
Customer returns			(112)	(182)	(72)
Other			(341)	(273)	(276)
Net sales			9,691	10,607	13,125
Movement in provisions – US Pharmaceuticals
	Brought forward at 1 January 2013 $m	Provision for current year $m	Adjustment in respect of prior years $m	Returns and payments $m	Carried forward at 31 December 2013 $m
Chargebacks	313	2,439	10	(2,407)	355
Regulatory – US government and state programmes	825	1,447	(12)	(1,476)	784
Contractual – Managed-care and group purchasing organisation rebates	1,348	6,951	(33)	(6,552)	1,714
Cash and other discounts	33	399	–	(400)	32
Customer returns	211	99	13	(101)	222
Other	45	341	–	(312)	74
Total	2,775	11,676	(22)	(11,248)	3,181

	Brought forward at 1 January 2012 $m	Provision for current year $m	Adjustment in respect of prior years $m	Returns and payments $m	Carried forward at 31 December 2012 $m
Chargebacks	395	2,296	(35)	(2,343)	313
Regulatory – US government and state programmes	1,290	1,585	(159)	(1,891)	825
Contractual – Managed-care and group purchasing organisation rebates	1,600	5,578	19	(5,849)	1,348
Cash and other discounts	41	401	–	(409)	33
Customer returns	121	117	65	(92)	211
Other	80	273	–	(308)	45
Total	3,527	10,250	(110)	(10,892)	2,775

	Brought forward at 1 January 2011 $m	Provision for current year $m	Adjustment in respect of prior years $m	Returns and payments $m	Carried forward at 31 December 2011 $m
Chargebacks	523	2,012	(54)	(2,086)	395
Regulatory – US government and state programmes	1,122	2,364	(71)	(2,125)	1,290
Contractual – Managed-care and group purchasing organisation rebates	1,194	5,452	(15)	(5,031)	1,600
Cash and other discounts	41	452	–	(452)	41
Customer returns	133	75	(3)	(84)	121
Other	64	276	–	(260)	80
Total	3,077	10,631	(143)	(10,038)	3,527

84	AstraZeneca Annual Report and Form 20-F Information 2013

Industry practice in the US allows wholesalers and pharmacies to return unused stocks within six months of, and up to 12 months after, shelf-life expiry. The customer is credited for the returned product by the issuance of a credit note. Returned products are not exchanged for products from inventory and once a return claim has been determined to be valid and a credit note has been issued to the customer, the returned products are destroyed. At the point of sale in the US, we estimate the quantity and value of products which may ultimately be returned. Our returns accruals in the US are based on actual experience. Our estimate is based on the preceding 12 months for established products together with market-related information, such as estimated stock levels at wholesalers and competitor activity, which we receive via third party information services. For newly launched products, we use rates based on our experience with similar products or a pre-determined percentage.

For products facing generic competition (such as Atacand and the Toprol-XL franchise in the US) our experience is that we usually lose the ability to estimate the levels of returns from wholesalers with the same degree of precision that we can for products still subject to patent protection. This is because we have limited or no insight into a number of areas: the actual timing of the generic launch (for example, a generic manufacturer may or may not have produced adequate pre-launch inventory); the pricing and marketing strategy of the competitor; the take-up of the generic; and (in cases where a generic manufacturer has approval to launch only one dose size in a market of several dose sizes) the likely level of switching from one dose to another. Under our accounting policy, revenue is recognised only when the amount of the revenue can be measured reliably. Our approach in meeting this condition for products facing generic competition will vary from product to product depending on the specific circumstances.

The closing adjustment in respect of prior years increased 2013 net US pharmaceuticals revenue by 0.2% (2012: increased revenue by 1.0%; 2011: increased revenue by 1.1%). However, taking into account the adjustments affecting both the current and the prior year, 2012 revenue was reduced by 0.8%, and 2011 revenue was reduced by 0.3%, by adjustments between years.

We have distribution service agreements with major wholesaler buyers which serve to reduce the speculative purchasing behaviour of the wholesalers and reduce short-term fluctuations in the level of inventory they hold. We do not offer any incentives to encourage wholesaler speculative buying and attempt, where possible, to restrict shipments to underlying demand when such speculation occurs.

Sales of intangible assets

A consequence of charging all internal R&D expenditure to the income statement in the year in which it is incurred (which is normal practice in the pharmaceutical industry) is that we own valuable intangible assets which are not recorded on the balance sheet. We also own acquired intangible assets which are included on the balance sheet. As a consequence of regular reviews of product strategy, from time to time we sell such assets and generate income. Sales of product lines are often accompanied by an agreement on our part to continue manufacturing the relevant product for a reasonable period (often about two years) while the purchaser constructs its own manufacturing facilities. The contracts typically involve the receipt of an upfront payment, which the contract attributes to the sale of the intangible assets, and ongoing receipts, which the contract attributes to the sale of the product we manufacture. In cases where the transaction has two or more components, we account for the delivered item (for example, the transfer of title to the intangible asset) as a separate unit of accounting and record revenue on delivery of that component, provided that we can make a reasonable estimate of the fair value of the undelivered component. Where the fair market value of the undelivered component (for example, a manufacturing agreement) exceeds the contracted price for that component, we defer an appropriate element of the upfront consideration and amortise this over the performance period. However, where the fair market value of the undelivered component is equal to or lower than the contracted price for that component, we treat the whole of the upfront amount as being attributable to the delivered intangible assets and recognise that part of the revenue upon delivery. No element of the contracted revenue related to the undelivered component is allocated to the sale of the intangible asset. This is because the contracted revenue relating to the undelivered component is contingent on future events (such as sales) and so cannot be anticipated.

Research and development

Our business is underpinned by our marketed products and development portfolio. The R&D expenditure on internal activities to generate these products is generally charged to profit in the year that it is incurred. Purchases of IP and product rights to supplement our R&D portfolio are capitalised as intangible assets. Further details of this policy are included in the Group Accounting Policies section of our Financial Statements from page 136. Such intangible assets are amortised from the launch of the underlying products and are tested for impairment both before and after launch. This policy is in line with practice adopted by major pharmaceutical companies.

Impairment testing of goodwill and intangible assets

We have significant investments in goodwill and intangible assets as a result of acquisitions of businesses and purchases of assets, such as product development and marketing rights.

Details of the estimates and assumptions we make in our annual impairment testing of goodwill are included in Note 8 to the Financial Statements on page 149. The Group, including acquisitions, is considered a single cash-generating unit for impairment purposes. No impairment of goodwill was identified.

Impairment reviews have been carried out on all intangible assets that are in development (and not being amortised), all major intangible assets acquired during the year and all intangible assets that have had indications of impairment during the year. Sales forecasts and specific allocated costs (which have both been subject to appropriate senior management sign-off) are discounted using appropriate rates based on AstraZeneca’s risk-adjusted, pre-tax weighted average cost of capital. Our weighted average cost of capital reflects factors such as our capital structure and our costs of debt and equity. In building to the range of rates used in our internal investment appraisal of future projects and capital investment decisions, we adjust our weighted average cost of capital for other factors which reflect, without limitation, local matters such as risk on a case-by-case basis.

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Strategic Report | Financial Review

A significant portion of our investments in intangible assets and goodwill arose from the restructuring of the joint venture with Merck in 1998, the acquisition of MedImmune in 2007, and the payments to partially retire Merck’s interests in our products in the US in 2008 and 2010. In addition, our recent business combinations, as detailed in Note 22 to the Financial Statements from page 166, have added significant product, marketing and distribution intangible rights to our intangible asset portfolio. As detailed earlier in this section of the Annual Report, we recorded an impairment charge of $1,758 million against the intangible asset relating to Bydureon in 2013. We also recorded an impairment reversal of $285 million on our intangible asset for olaparib following commencement of the first of several Phase III clinical programmes for this asset. We are satisfied that the carrying values of our intangible assets as at 31 December 2013 are fully justified by estimated future cash flows. The accounting for our intangible assets, including details of our arrangements with Merck and our collaboration with BMS on Amylin products, is fully explained in Note 9 to the Financial Statements from page 150.

Further details of the estimates and assumptions we make in impairment testing of intangible assets are included in Note 9 to the Financial Statements.

Litigation

In the normal course of business, contingent liabilities may arise from product-specific and general legal proceedings, from guarantees or from environmental liabilities connected with our current or former sites. Where we believe that potential liabilities have a less than 50% probability of crystallising, or where we are unable to make a reasonable estimate of the liability, we treat them as contingent liabilities. These are not provided for but are disclosed in Note 25 to the Financial Statements from page 176.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal (or other similar forms of relief), or where a loss is probable (more than 50% assessed probability) and we are able to make a reasonable estimate of the loss, we indicate the loss absorbed or the amount of the provision accrued.

Where it is considered that the Group is more likely than not to prevail, or in the rare circumstances where the amount of the legal liability cannot be estimated reliably, legal costs involved in defending the claim are charged to profit as they are incurred. Where it is considered that the Group has a valid contract which provides the right to reimbursement (from insurance or otherwise) of legal costs and/or all or part of any loss incurred or for which a provision has been established and we consider recovery to be virtually certain, then the best estimate of the amount expected to be received is recognised as an asset.

Assessments as to whether or not to recognise provisions or assets and of the amounts concerned usually involve a series of complex judgements about future events and can rely heavily on estimates and assumptions. AstraZeneca believes that the provisions recorded are adequate based on currently available information and that the insurance recoveries recorded will be received. However, given the inherent uncertainties involved in assessing the outcomes of these cases and in estimating the amount of the potential losses and the associated insurance recoveries, we could in future periods incur judgments or insurance settlements that could have a material adverse effect on our results in any particular period.

The position could change over time, and there can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts.

Although there can be no assurance regarding the outcome of legal proceedings, we do not currently expect them to have a material adverse effect on our financial position, but they could significantly affect our financial results in any particular period.

Post-retirement benefits

We offer post-retirement benefit plans which cover many of our employees around the world. In keeping with local terms and conditions, most of these plans are ‘defined contribution’ in nature, where the resulting income statement charge is fixed at a set level or is a set percentage of employees’ pay. However, several plans, mainly in the UK (which has by far the largest single scheme), the US and Sweden, are defined benefit plans where benefits are based on employees’ length of service and final salary (typically averaged over one, three or five years). The UK and US defined benefit schemes were closed to new entrants in 2000. All new employees in these countries are offered defined contribution schemes.

As detailed in the Group Accounting Policies section of the Financial Statements from page 136, the Group adopted the amendments to IAS 19 ‘Employee Benefits’ in 2013. We continue to recognise all actuarial gains and losses immediately through Other comprehensive income. Investment decisions in respect of defined benefit schemes are based on underlying actuarial and economic circumstances with the intention of ensuring that the schemes have sufficient assets to meet liabilities as they fall due, rather than meeting accounting requirements. The trustees follow a strategy of awarding mandates to specialist, active investment managers, which results in a broad diversification of investment styles and asset classes. The investment approach is intended to produce less volatility in the plan asset returns.

In assessing the discount rate applied to the obligations, we have used rates on AA corporate bonds with durations corresponding to the maturities of those obligations, except in Sweden where we have used rates on mortgage bonds as the market in high quality corporate bonds is insufficiently deep.

86	AstraZeneca Annual Report and Form 20-F Information 2013

In all cases, the pension costs recorded in the Financial Statements are assessed in accordance with the advice of independent qualified actuaries, but require the exercise of significant judgement in relation to assumptions for long-term price inflation and, future salary and pension increases.

Further details of our accounting for post-retirement benefit plans are included in Note 18 to the Financial Statements from page 159.

Taxation

Accruals for tax contingencies require management to make judgements and estimates in relation to tax audit issues and exposures. Amounts accrued are based on management’s interpretation of country-specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are probable of being sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. All such provisions are included in current liabilities. Any recorded exposure to interest on tax liabilities is provided for in the tax charge.

AstraZeneca faces a number of transfer pricing audits in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. These disputes usually result in taxable profits being increased in one territory and correspondingly decreased in another. Our balance sheet positions for these matters reflect appropriate corresponding relief in the territories affected.

Further details of the estimates and assumptions we make in determining our recorded liability for transfer pricing audits and other tax contingencies are included in the Tax section of Note 25 to the Financial Statements on page 183.

Sarbanes  - Oxley Act Section 404

As a consequence of our NYSE listing, AstraZeneca is required to comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. Section 404 of the Sarbanes-Oxley Act requires companies annually to assess and make public statements about the quality and effectiveness of their internal control over financial reporting. As regards Sarbanes-Oxley Act Section 404, our approach is based on the Committee of Sponsoring Organizations (COSO) 1992 framework.

Our approach to the assessment has been to select key transaction and financial reporting processes in our largest operating units and a number of specialist areas, such as financial consolidation and reporting, treasury operations and taxation, so that, in aggregate, we have covered a significant proportion of each of the key line items in our Financial Statements. Each of these operating units and specialist areas has ensured that its relevant processes and controls are documented to appropriate standards, taking into account, in particular, the guidance provided by the SEC. We have also reviewed the structure and operation of our ‘entity level’ control environment. This refers to the overarching control environment, including structure of reviews, checks and balances that are essential to the management of a well-controlled business.

The Directors have concluded that our internal control over financial reporting is effective at 31 December 2013 and the assessment is set out in the Directors’ Responsibilities for, and Report on, Internal Control over Financial Reporting on page 127. KPMG Audit Plc has audited the effectiveness of our internal control over financial reporting at 31 December 2013 and, as noted in the Auditor’s Reports on the Financial Statements and on Internal Control over Financial Reporting (Sarbanes-Oxley Act Section 404) on page 128, their report is unqualified.

Strategic Report

The Strategic Report, which has been prepared in accordance with the requirements of the Companies Act 2006, comprises the following sections:

>	AstraZeneca at a glance
>	Chairman’s Statement
>	Chief Executive Officer’s Review
>	Strategy
>	Business Review
>	Therapy Area Review
>	Resources Review
>	Financial Review

and has been approved and signed on behalf of the Board.

A C N Kemp

Company Secretary

6 February 2014

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Corporate Governance

Corporate Governance Report
Leif Johansson
Chairman

This Corporate Governance Report describes how the Group is organised, including the overall structure and principal roles and responsibilities of the Board, its Committees and the SET.

Board composition

The membership of the Board at 31 December 2013 and information about individual Directors is contained in the Board of Directors section on pages 28 and 29.

Corporate governance

We have prepared this Annual Report with reference to the UK Corporate Governance Code published by the UK Financial Reporting Council (FRC) in September 2012. This Corporate Governance Report (together with other sections of this Annual Report) describes how we apply the main principles of good governance in the UK Corporate Governance Code. We have complied throughout the accounting period with the provisions of the UK Corporate Governance Code, which is available on the FRC’s website, www.frc.co.uk.

Leadership and responsibilities

The roles of Chairman and CEO are split. Leif Johansson, our Non-Executive Chairman, is responsible for leadership of the Board. Our CEO, Pascal Soriot, leads the SET and has executive responsibility for running our business. The Board comprises 10 Non-Executive Directors, including the Chairman, and two Executive Directors – the CEO, Pascal Soriot, and the CFO, Marc Dunoyer.

All Directors are collectively responsible for the success of the Group. In addition, the Non-Executive Directors are responsible for exercising independent, objective judgement in respect of Board decisions, and for scrutinising and challenging management. The Non-Executive Directors also have various responsibilities concerning the integrity of financial information, internal controls and risk management.

The Board conducts an annual review of the Group’s overall strategy. The CEO, the CFO and the SET take the lead in developing our strategy, which is then reviewed, constructively challenged and approved by the Board.

John Varley, who joined the Board as a Non-Executive Director in 2006, was appointed as our Senior independent Non-Executive Director in April 2012. The role of the Senior independent Non-Executive Director is to provide a sounding board for the Chairman and to serve as an intermediary for the other Directors when necessary. The Senior independent Non-Executive Director is also available to shareholders if they have concerns that contact through the normal channels of Chairman or Executive Directors has failed to resolve, or for which such contact is inappropriate.

There are four principal Board Committees: the Audit Committee; the Remuneration Committee; the Nomination and Governance Committee; and the Science Committee. The membership and work of these Committees is described below. In addition, there may from time to time be constituted ad hoc Board Committees for specific projects or tasks. In these cases, the scope and responsibilities of the Committee are documented. The Board provides adequate resources to enable each Committee to undertake its duties.

Reserved matters and delegation of authority

The Board maintains and periodically reviews a list of matters that are reserved to, and can only be approved by, the Board. These include: the appointment, termination and remuneration of any Director; approval of the annual budget; approval of any item of fixed capital expenditure or any proposal for the acquisition or disposal of an investment or business which exceeds $150 million; the raising of capital or loans by the Company (subject to certain exceptions); the giving of any guarantee in respect of any borrowing of the Company; and allotting shares of the Company. The matters that have not been expressly reserved to the Board are either delegated by the Board to its Committees or to the CEO.

The CEO is responsible to the Board for the management, development and performance of our business for those matters in respect of which he has been delegated authority from the Board. Although the CEO retains full responsibility for the authority delegated to him by the Board, he has established, and chairs, the SET, which is the vehicle through which he exercises that authority in respect of our business.

The roles of the Board, the Board Committees, the Chairman and the CEO are documented, as are the Board’s reserved powers and delegated authorities.

Operation of the Board

The Board is responsible for setting our strategy and policies, oversight of risk and corporate governance, and monitors progress towards meeting our objectives and annual plans. The Board discharges these responsibilities through a programme

88	AstraZeneca Annual Report and Form 20-F Information 2013

“It is my role as Chairman to lead

 the Board effectively. To my mind,

 good governance is at the heart

 of that.”

Length of tenure of

Non-Executive Directors (years)

Gender split

of Directors

Directors’ nationalities

of meetings that includes regular reviews of financial performance and critical business issues, and the formal annual strategy review day. The Board also aims to ensure that a good dialogue with our shareholders is maintained and that their issues and concerns are understood and considered.

The Board held 11 meetings in 2013, including its usual annual strategy review. Four of those meetings were telephone (or, in one case, videoconference) meetings, some convened at short notice, at which business development transactions were discussed and approved. All of the meetings held in person took place in London, UK with the exception of the meeting in July 2013, which took place at MedImmune’s site in Cambridge, UK, and the meeting in September 2013, which took place at MedImmune’s site in Gaithersburg, Maryland, US. The Board is currently scheduled to meet six times in 2014, and will meet at such other times as may be required to conduct business.

As part of the business of each Board meeting, the CEO typically submits a progress report, giving details of business performance and progress against the goals the Board has approved. To ensure that the Board has good visibility of the key operating decisions of the business, members of the SET attend Board meetings on a regular basis and Board members meet other senior executives throughout the year. The Board also receives accounting and other management information about our resources, and presentations from internal and external speakers on legal, governance and regulatory developments. At the end of Board meetings, the Non-Executive Directors meet without the Executive Directors present to review and discuss any matters that have arisen during the meeting and/or such other matters as may appear to the Non-Executive Directors to be relevant in properly discharging their duty to act independently.

Board effectiveness

Composition of the Board, succession planning and diversity

The Nomination and Governance Committee and, where appropriate, the full Board, regularly review the composition of the Board and the status of succession to both senior executive management and Board-level positions. Directors have regular contact with, and access to, succession candidates for senior executive management positions.

The Board aims to maintain a balance in terms of the range of experience and skills of individual Board members, which includes relevant international business, pharmaceutical industry and financial experience, as well as appropriate scientific and regulatory knowledge. The biographies of Board members set out on pages 28 and 29 give more information about current Directors in this respect. The Board views

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Corporate Governance | Corporate Governance Report

Board Committee membership

Name	Audit	Remuneration	Nomination and Governance	Science	Independent[1]
Geneviève Berger				✓	✓
Bruce Burlington	✓			✓	✓
Graham Chipchase	✓				✓
Jean-Philippe Courtois	✓				✓
Marc Dunoyer					n/a
Leif Johansson		✓	Chair		n/a	[2]
Rudy Markham	Chair	✓	✓		✓
Nancy Rothwell		✓	✓	Chair	✓
Pascal Soriot					n/a
Shriti Vadera	✓				✓
John Varley		Chair	✓		✓
Marcus Wallenberg				✓

[1]	As determined by the Board for UK Corporate Governance Code purposes.
[2]	Leif Johansson was considered by the Board to be independent upon his appointment as Chairman. In accordance with the UK Corporate Governance Code, the test of independence is not appropriate in relation to the Chairman after his appointment.

gender, nationality and cultural diversity among Board members as important considerations when reviewing the composition of the Board. The Board recognises, in particular, the importance of gender diversity. Currently, 30% of the Company’s Non-Executive Directors are women and they make up 25% of the full Board. Since the formation of AstraZeneca in 1999, the proportion of female Board members has been approximately 25%. Although it has not set any specific measurable objectives, the Board intends to continue with its current approach to diversity in all its aspects, while at the same time seeking Board members of the highest calibre, and with the necessary experience and skills to meet the needs of the Company and its shareholders. Information about our approach to diversity in the organisation below Board-level can be found in the Employees section from page 66.

The following changes to the composition of the Board have occurred during the period covered by this Annual Report:

>	Simon Lowth served as an Executive Director and CFO until 31 October 2013 when he left the Company
>	Marc Dunoyer was appointed as an Executive Director and as CFO with effect from 1 November 2013.

Independence of the Non-Executive Directors

During 2013, the Board considered the independence of each Non-Executive Director for the purposes of the UK Corporate Governance Code and the corporate governance listing standards of the NYSE (Listing Standards). With the exception of Marcus Wallenberg, the Board considers that all of the Non-Executive Directors are independent. Leif Johansson was considered by the Board to be independent upon his appointment as Chairman. In accordance with the UK Corporate Governance Code, the test of independence is not appropriate in relation to the Chairman after his appointment.

Marcus Wallenberg was appointed as a Director of Astra in May 1989 and subsequently became a Director of the Company in 1999. He is a Non-Executive Director of Investor AB, which has a 4.09% interest in the issued share capital of the Company as at 31 January 2014. A number of Wallenberg charitable foundations have connections to Mr Wallenberg and to Investor AB. For these reasons, the Board does not believe that he can be determined independent under the UK Corporate Governance Code. However, the Board believes that he has brought, and continues to bring, considerable business experience and makes a valuable contribution to the work of the Board. In April 2010, he was appointed as a member of the Science Committee, reflecting his interest in innovation and R&D, knowledge of the history of the Company and its scientific heritage and culture, and his broad experience of other industries and businesses in which innovation and R&D are important determinants of success.

Conflicts of interest

The Articles enable the Directors to authorise any situation in which a Director has an interest that conflicts or has the potential to conflict with the Company’s interests and which would otherwise be a breach of the Director’s duty, under section 175 of the Companies Act 2006. The Board has a formal system in place for Directors to declare such situations to be considered for authorisation by those Directors who have no interest in the matter being considered. In deciding whether to authorise a situation, the non-conflicted Directors must act in the way they consider, in good faith, would be most likely to promote the success of the Company, and they may impose limits or conditions when giving the authorisation, or subsequently, if they think this is appropriate. Situations considered by the Board and authorisations given are recorded in the Board minutes and in a register of conflicts maintained by the Company Secretary, and are reviewed annually by the Board. The Board considers that this system continues to operate effectively.

Appointments to the Board

The Nomination and Governance Committee section on page 93 gives information about the appointment process for new Directors.

Newly appointed Directors are provided with comprehensive documentation containing information about the Group and their role as Non-Executive Directors. They also typically attend tailored induction programmes that take account of their individual skills and experience.

Time commitment

Our expectation is that Non-Executive Directors should be prepared to commit 15 days a year, as an absolute minimum, to the Group’s business. In practice, Board members’ time commitment exceeds this minimum expectation when all the work that

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Board and Board Committee meeting attendance in 2013

Name	Board (scheduled)	Board (unscheduled)[1]	Audit	Remuneration[2]	Nomination and Governance	Science
Geneviève Berger	6 (6)	5 (5)	–	–	–	4 (6)
Bruce Burlington	6 (6)	4 (5)	5 (5)	–	–	6 (6)
Graham Chipchase	6 (6)	2 (5)	5 (5)	–	–	–
Jean-Philippe Courtois	5 (6)	2 (5)	4 (5)	–	–	–
Marc Dunoyer[3]	1 (1)	1 (1)	1 (1)	–	–	–
Leif Johansson	6 (6)	5 (5)	–	13 (13)	4 (4)	–
Simon Lowth[4]	5 (5)	4 (4)	4 (4)	–	–	–
Rudy Markham	6 (6)	4 (5)	5 (5)	9 (11)	4 (4)	–
Nancy Rothwell	6 (6)	4 (5)	–	10 (13)	2 (4)	6 (6)
Pascal Soriot	6 (6)	5 (5)	3 (5)	–	–	–
Shriti Vadera	6 (6)	5 (5)	5 (5)	–	–	–
John Varley	6 (6)	4 (5)	–	13 (13)	4 (4)	–
Marcus Wallenberg	6 (6)	5 (5)	–	–	–	5 (6)

Note: number in brackets denotes number of meetings during the year that Board members were entitled to attend.

[1]	The Board held five unscheduled meetings during the year, some convened at short notice, at which business development transactions were discussed and approved.
[2]	The Remuneration Committee met 13 times during the year. Two of those meetings dealt only with remuneration arrangements for Simon Lowth. Rudy Markham did not attend those meetings. Mr Markham has always refrained from participating in discussions and decisions relating to Mr Lowth’s remuneration in the light of both he and Mr Lowth being non-executive directors at another company.
[3]	Marc Dunoyer was appointed to the Board on 1 November 2013.
[4]	Simon Lowth left the Board on 31 October 2013.

they undertake for the Group is considered, particularly in the case of the Chairman of the Board and the Chairmen of the Board Committees. As well as their work in relation to formal Board and Board Committee meetings, the Non-Executive Directors also commit time throughout the year to meetings and telephone calls with various levels of executive management, visits to AstraZeneca’s sites throughout the world and, for new Non-Executive Directors, induction sessions and site visits.

On occasions when a Director is unavoidably absent from a Board or Board Committee meeting, for example where a meeting clashes with his or her existing commitments, he or she still receives and reviews the papers for the meeting and typically provides verbal or written input ahead of the meeting, usually through the Chairman of the Board or the Chairman of the relevant Board Committee, so that his or her views are made known and considered at the meeting. In addition, given the nature of the business to be conducted, some Board meetings are convened at short notice, which can make it difficult for some Directors to attend due to prior commitments.

Information and support

The Company Secretary is responsible to the Chairman for ensuring that all Board and Board Committee meetings are properly conducted, that the Directors receive appropriate information prior to meetings to enable them to make an effective contribution, and that governance requirements are considered and implemented.

The Company maintained Directors’ and Officers’ Liability Insurance cover throughout 2013. The Directors are also able to obtain independent legal advice at the expense of the Company, as necessary, in their capacity as Directors.

The Company has entered into a deed of indemnity in favour of each Board member since 2006. These deeds of indemnity are still in force and provide that the Company shall indemnify the Directors to the fullest extent permitted by law and the Articles, in respect of all losses arising out of, or in connection with, the execution of their powers, duties and responsibilities, as Directors of the Company or any of its subsidiaries. This is in line with current market practice and helps us attract and retain high-quality, skilled Directors.

Performance evaluation

The Board conducted an annual evaluation of its performance and that of individual Directors in respect of 2013. The evaluation involved a series of discussions between the Chairman and individual Directors. The themes arising from these discussions were considered at the Board meeting held in February 2014. A number of areas were reviewed, including the size and composition of the Board; Board processes and support; the content of Board agendas; and how the Board approached strategy, governance and succession planning. Some improvements to ways of working were proposed but overall the Board was considered to be operating effectively. As part of each Director’s individual discussion with the Chairman, their contribution to the work of the Board and personal development needs were considered. Each Director continues to perform effectively and to demonstrate commitment to their role. In addition, led by the Senior independent Non-Executive Director, the other Non-Executive Directors (absent the Chairman) evaluated the performance of the Chairman. The Chairmen of the Audit and Remuneration Committees led reviews relating to their Committees. It was concluded that both Committees are operating effectively.

The Board’s annual performance evaluation was last externally facilitated in 2011. The Board intends to continue to comply with the UK Corporate Governance Code guidance that the evaluation should be externally facilitated at least every three years and expects to commission an externally-facilitated review in 2014.

Re-election of Directors

In accordance with Article 66 of the Articles, all Directors retire at each AGM and may offer themselves for re-election by shareholders. Accordingly, all of the Directors will retire at the AGM in April 2014. The Notice of AGM will give details of those Directors seeking re-election.

Accountability

Risk management and internal control

The Board has overall responsibility for our system of internal controls and risk management policies and is also responsible for reviewing their effectiveness. During 2013, the Directors continued to review the effectiveness of our system of

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controls, risk management and our high level internal control processes. These reviews have included an assessment of internal controls and, in particular, financial, operational and compliance controls, and risk management and their effectiveness, supported by management assurance of the maintenance of controls reports from IA, as well as the external auditor on matters identified in the course of its statutory audit work. The system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable (not necessarily absolute) assurance of effective operation and compliance with laws and regulations.

Underpinning these reviews is an annual ‘letter of assurance’ process by which responsible managers confirm the adequacy of their systems of internal financial and non-financial controls, their compliance with Group policies and relevant laws and regulations (including the industry’s regulatory requirements), and that they have reported any control weaknesses through our ‘continuous assurance’ process.

The internal control framework was in operation throughout 2013 and continues to operate up to the date of the approval of this Annual Report. The Directors believe that the Group maintains an effective, embedded system of internal controls and complies with the FRC’s guidance entitled ‘Internal Control: Revised Guidance to Directors’ (formerly referred to as the Turnbull Report guidance) and, in the view of the Directors, no significant deficiencies have been identified in the system.

Further information about the ways in which we manage our business risks is set out in the Risk section from page 199, which also contains a list of the principal risks and uncertainties that we face.

Remuneration

Information about our approach to remuneration and the role and work of the Remuneration Committee, including our policy on executive remuneration, is set out in the Governance and Remuneration section from page 26 and in more detail in the Directors’ Remuneration Report from page 102.

Relations with shareholders

In our financial and business reporting to shareholders and other interested parties by means of quarterly, half-yearly and annual reports, we aim to present a balanced and understandable assessment of our strategy, financial position and prospects.

We make information about the Group available to shareholders through a range of media, including our corporate website, www.astrazeneca.com, containing a wide range of data of interest to institutional and private investors. We consider our website to be an important means of communication with our shareholders.

The Company has been authorised by shareholders to place shareholder communications (such as the Notice of AGM and this Annual Report) on the corporate website in lieu of sending paper copies to shareholders (unless specifically requested). While recognising and respecting the fact that some of our shareholders may have different preferences about how they receive information from us, we will continue to promote the benefits of electronic communication given the advantages that this has over traditional paper-based communications, both in terms of the configurability and accessibility of the information provided and the consequent cost savings and reduction in environmental impact.

We have frequent discussions with institutional shareholders on a range of issues. In December 2013, we held a meeting with a number of our major shareholders which was attended by the Chairman of the Board, Leif Johansson; the Chairman of the Audit Committee, Rudy Markham; and the Chairman of the Remuneration Committee and Senior independent Non-Executive Director, John Varley. At the meeting we outlined our approach to some of the more substantive components of our remuneration policy and also had the opportunity to discuss matters of relevance to the Audit Committee. In addition to holding discussions with groups of shareholders, we also hold individual meetings with some of our largest institutional shareholders to seek their views. Board members are kept informed of any issues, and receive regular reports and presentations from executive management and our brokers in order to assist them to develop an understanding of major shareholders’ views about the Group. From time to time, we conduct an audit of institutional shareholders to ensure that we are communicating clearly with them and that a high quality dialogue is being maintained. The results of this audit are reported to, and discussed by, the full Board.

We also respond to individual ad hoc requests for discussions from institutional shareholders and analysts. Our Investor Relations team acts as the main point of contact for investors throughout the year. As discussed above, the Senior independent Non-Executive Director, John Varley, is also available to shareholders if they have concerns that contact through the normal channels of Chairman, CEO and/or CFO has failed to resolve, or in relation to which such contact is inappropriate. All shareholders, including private investors, have an opportunity at the AGM to put questions to members of the Board about our operation and performance. Formal notification of the AGM is sent to shareholders at least one month in advance. The Board ordinarily attends the AGM to answer questions raised by shareholders. In line with the UK Corporate Governance Code, details of proxy voting by shareholders, including votes withheld, are given at the AGM and are posted on our website following the AGM.

Audit Committee

The principal role of the Audit Committee is to provide assurance to the Board in the following areas: the integrity of our financial reporting and internal controls over financial matters; our internal controls over non-financial matters, compliance with laws and our Code of Conduct; the Company’s relationship with its external auditor; and the appropriateness of the Company’s risk management framework; in each case with the ultimate aim of protecting our shareholders’ interests. For more information, please see the Audit Committee Report from page 98.

Remuneration Committee

The principal role of the Remuneration Committee is to consider and set, on behalf of the Board, the remuneration (including pension rights and compensation payments) of Executive Directors and other senior executives. It also considers and sets the remuneration of the Chairman, in conjunction with the Senior independent Non-Executive Director and in the absence of the Chairman. No Director is involved in deciding his or her own remuneration. More information is set out in the Directors’ Remuneration Report from page 102.

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Nomination and Governance Committee

The Nomination and Governance Committee’s role is to recommend to the Board any new Board appointments and to consider, more broadly, succession plans at Board level. It continually reviews the composition of the Board using a matrix that records the skills and experience of current Board members, comparing this with the desired skills and experience it believes are appropriate to the Company’s overall business and strategic needs, both now and in the future. Any decisions relating to the appointment of Directors are made by the entire Board based on the merits of the candidates and the relevance of their background and experience, measured against objective criteria, with care taken to ensure that appointees have enough time to devote to our business.

The Nomination and Governance Committee also advises the Board periodically on significant developments in corporate governance and the Company’s compliance with the UK Corporate Governance Code.

During 2013, the Chairman of the Nomination and Governance Committee was Leif Johansson. The members of the Nomination and Governance Committee were Rudy Markham, Nancy Rothwell and John Varley. Each of them is a Non-Executive Director and considered independent by the Board. The Company Secretary acts as secretary to the Nomination and Governance Committee.

The Nomination and Governance Committee considers both planned and unplanned (unanticipated) succession scenarios and met four times in 2013. During the summer of 2013, the search firm Spencer Stuart was engaged to identify potential candidates for the position of Executive Director and CFO following Simon Lowth’s decision to leave the Company. A number of external candidates were identified although, ultimately, an internal candidate was preferred and the Nomination and Governance Committee recommended to the Board the appointment of Marc Dunoyer as an Executive Director and CFO. This appointment took effect on 1 November 2013.

As part of routine succession planning during the year, the Nomination and Governance Committee also engaged MWM Consulting and The Zygos Partnership to assist it with searches for new Non-Executive Directors. This work is continuing.

Neither MWM Consulting nor The Zygos Partnership has any other connection to the Company. Spencer Stuart undertakes executive search assignments for the Company periodically.

The individual attendance record of the Nomination and Governance Committee’s members is set out on page 91.

The Nomination and Governance Committee’s terms of reference are available on our website, www.astrazeneca.com.

Science Committee

The Science Committee’s core role is to provide assurance to the Board regarding the quality, competitiveness and integrity of the Group’s R&D activities by way of meetings and dialogue with our R&D leaders and other scientist employees; visits to our R&D sites throughout the world; and review and assessment of:

>	the approaches we adopt in respect of our chosen therapy areas
>	the scientific technology and R&D capabilities we deploy
>	the decision-making processes for R&D projects and programmes
>	the quality of our scientists, their career opportunities and talent development
>	benchmarking against industry and scientific best practice, where appropriate.

The Science Committee periodically reviews important bioethical issues that we face, and assists in the formulation of, and agrees on behalf of the Board, appropriate policies in relation to such issues. It may also consider, from time to time, future trends in medical science and technology. The Science Committee does not review individual R&D projects but does review on behalf of the Board the R&D aspects of specific business development or acquisition proposals and advises the Board on its conclusions.

During 2013, the members of the Science Committee, all of whom have a knowledge of, or an interest in, life sciences, were Nancy Rothwell (Chairman of the Science Committee), Geneviève Berger, Bruce Burlington and Marcus Wallenberg. The EVP, GMD; the EVP, IMED; and the EVP, MedImmune attended meetings of the Science Committee in 2013. The Vice-President, IMED Operations acts as secretary to the Science Committee.

The Science Committee met two times in person in 2013, in Mölndal, Sweden and in Cambridge, Massachusetts, US, and held four other meetings, the majority of which were by telephone, to review specific business development or acquisition proposals.

The Science Committee’s terms of reference are available on our website, www.astrazeneca.com.

US corporate governance requirements

Our ADSs are traded on the NYSE and, accordingly, we are subject to the reporting and other requirements of the SEC applicable to foreign private issuers. Section 404 of the Sarbanes-Oxley Act requires companies to include in their annual report on Form 20-F filed with the SEC, a report by management stating its responsibility for establishing internal control over financial reporting and to assess annually the effectiveness of such internal control. We have complied with those provisions of the Sarbanes-Oxley Act applicable to foreign private issuers. The Board continues to believe that the Group has a sound corporate governance framework, good processes for the accurate and timely reporting of its financial position and results of operations, and an effective and robust system of internal controls. We have established a Disclosure Committee, further details of which can be found in the Disclosure Committee section overleaf.

The Directors’ assessment of the effectiveness of internal control over financial reporting is set out in the Directors’ Responsibilities for, and Report on, Internal Control over Financial Reporting section in the Financial Statements on page 127.

We are required to disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the Listing Standards. In addition, we must comply fully with the provisions of the Listing Standards relating to the composition, responsibilities and operation of audit committees, applicable to foreign private issuers. These provisions incorporate the rules concerning audit committees implemented by the SEC under the Sarbanes-Oxley Act. We have reviewed the corporate governance practices required to be followed by US companies under the Listing Standards and our corporate governance practices are generally consistent with those standards.

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Business organisation

Senior Executive Team

The CEO is responsible for establishing, and chairs, the SET. The SET normally meets once a month or as otherwise required by business need, to consider major business issues, and makes recommendations to the CEO. Typically, it also reviews, in advance of submission to the Board, those matters which are to be submitted to the Board for review and decision.

In addition to the CEO, the CFO, the General Counsel, and the Chief Compliance Officer, the SET comprises nine EVPs representing: IMED; MedImmune; GMD; North America; International; Europe; GPPS; Operations & Information Services; and Human Resources & Corporate Affairs. The Company Secretary acts as secretary to the SET.

Early Stage Product Committees (ESPCs) and Late Stage Product Committee (LSPC)

The ESPCs and LSPC were established in 2013, replacing previous governance committees including the Portfolio Investment Board.

Early Stage Product Committees

The ESPCs are senior-level, cross-functional governance bodies with accountability for oversight of our early stage small molecule and biologics portfolio to Proof of Concept stage. The EVPs of our two biotech units, IMED and MedImmune, chair our ESPCs. The ESPCs seek to deliver a flow of products to GMD for Phase III development through to launch. The ESPCs also seek to maximise the value of our internal and external R&D investments through robust, transparent and well-informed decision-making that drives business performance and accountability.

Specifically, the ESPCs have responsibility for the following:

>	approving early-stage investment decisions
>	prioritising the R&D portfolio
>	licensing activity for products in Phase I and earlier
>	delivering internal and external opportunities
>	reviewing allocation of R&D resources.

Late Stage Product Committee

The LSPC is also a senior-level governance body, accountable for the quality of the portfolio post-Phase III investment decision. It was formed in early 2013, replacing three committees, in a move to streamline development project governance. Jointly chaired by the EVPs of GMD and GPPS, members include, as appropriate, members of the SET, including the CEO and the CFO, and members of the GMD and GPPS leadership teams.

The LSPC seeks to maximise the value of our investments in the late-phase portfolio, also ensuring well informed and robust decision making. Specific accountabilities include:

>	approval of the criteria supporting Proof of Concept
>	decision to invest in Phase III development based on agreement of commercial opportunity and our plans to develop the medicine
>	evaluation of the outcome of the development programme and decision to proceed to regulatory filing
>	decision to invest in life-cycle management activities for the late- phase assets
>	decision to invest in late-phase business development opportunities.

Disclosure Committee

Our disclosure policy provides a framework for the handling and disclosure of inside information and other information of interest to shareholders and the investment community. It also defines the role of the Disclosure Committee. The members of the Disclosure Committee in 2013 were: the CFO, who chaired the Disclosure Committee; the EVP, GMD (who is also the Company’s Chief Medical Officer); the General Counsel; the Vice-President, Global Communications; the Vice-President, Investor Relations; and the Vice-President, Group Financial Planning and Reporting. The Deputy Company Secretary acted as secretary to the Disclosure Committee. The Disclosure Committee meets regularly to assist and inform the decisions of the CEO concerning inside information and its disclosure. Periodically, it reviews our disclosure controls and procedures and its own operation as part of work carried out to enable management and the Board to assure themselves that appropriate processes are operating for our planned disclosures, such as our quarterly results announcements and scheduled investor relations events.

Disclosure of information to auditors

The Directors who held office at the date of approval of this Annual Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company’s auditors are unaware; and each Director has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.

Compliance and Internal Audit Services (IA)

The role of the Global Compliance function is to manage and maintain the compliance programme infrastructure and to help embed a culture of ethics and integrity in the Group. Global Compliance works closely with IA, with whom it provides assurance reporting to the Audit Committee. During 2014, the Global Compliance function will continue to focus on ensuring the delivery of an aligned approach to compliance that addresses key risk areas across the business. Further information can be found in the Risk section from page 199.

Global Compliance provides direct assurance to the Audit Committee on matters concerning compliance issues, including the results of monitoring conducted by Global Compliance and an analysis of compliance breaches. Complementing this, IA carries out a range of audits that include compliance-related audits and reviews of the assurance activities of other Group assurance functions. The results from these activities are reported to the Audit Committee.

IA is an independent appraisal function that derives its authority from the Board through the Audit Committee. Its primary role is to provide reasonable and objective assurance to the Directors regarding the adequacy and effectiveness of the Group’s governance, risk management, and internal control processes in relation to the Group’s defined goals and objectives.

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IA seeks to discharge the responsibilities set down in its charter by reviewing:

>	the processes for ensuring that key business risks are effectively managed
>	the financial and operational controls that help to ensure the Group’s assets are properly safeguarded from losses, including fraud
>	the controls that help to ensure the reliability and integrity of management information systems
>	the processes for ensuring compliance with policies and procedures, external legislation and regulation.

In addition to fulfilling its primary remit of assurance to the Audit Committee, IA may also evaluate specific operations at the request of the Audit Committee or management, as appropriate.

Code of Conduct

Our Code of Conduct (the Code), which is available on our website, www.astrazeneca.com, applies worldwide to all full-time and part-time Directors, officers, employees and temporary staff, in all companies within our Group. A Group Finance Code of Conduct complements the Code. It applies to the CEO, the CFO, the Group’s principal accounting officers (including key Finance staff in major overseas subsidiaries) and all Finance function employees. This reinforces the importance of the integrity of the Group’s Financial Statements, the reliability of the accounting records on which they are based and the robustness of the relevant controls and processes.

The Code is at the core of our compliance programme. It has been translated into over 40 languages and employees have access to an electronic copy. It provides clear direction as to how our commitment to honesty and integrity is to be realised in consistent actions across all areas of the business. Compliance with the Code is mandatory and every employee receives training on it. Every employee is required to comply with local laws and regulations, as well as applicable national and international codes. We always seek to operate at the highest of these various standards. The Code is reviewed periodically and updated to take account of changing legal and regulatory obligations.

The Code includes information on how to report possible violations, including through the AZethics telephone lines and www.AZethics.com. Anyone who raises a possible breach in good faith is fully supported by management. We take all alleged compliance breaches and concerns extremely seriously and investigate them and report the outcome of such investigations to the Audit Committee, as appropriate.

In 2013, 149 reports of alleged compliance breaches or other ethical concerns were made via telephone, the AZethics website, or the Global Compliance email or postal addresses described in the Code. In 2012, the number of reports through equivalent channels was 194. This decrease is in the context of a significant increase in management and self-reporting of compliance incidents, which can be seen as an indication that employees are more comfortable in raising their concerns with line managers, local HR, Legal or Compliance, as recommended in the Code and reinforced in the 2013 Code training.

Our Global Policies supplement the Code. They provide clear and comprehensive guidance in key ethical, compliance and corporate responsibility risk areas.

Other matters

Corporate governance statement under the UK Disclosure and Transparency Rules (DTR)

The disclosures that fulfil the requirements of a corporate governance statement under the DTR can be found in this section and in other parts of this Annual Report as listed below, each of which is incorporated into this section by reference:

>	significant holders of the Company’s shares
>	Articles
>	amendments to the Articles.

Further information on the above can be found in the Shareholder Information section from page 225 and the Corporate Information section from page 230.

Subsidiaries and principal activities

The Company is the holding company for a group of subsidiaries whose principal activities are described in this Annual Report. Principal subsidiaries and their locations are given in the Principal Subsidiaries section in the Financial Statements on page 186.

Branches and countries in which the Group conducts business

In accordance with the Companies Act 2006, we disclose below our subsidiary companies that have representative or scientific branches/offices outside the UK:

>	AstraZeneca UK Limited: Albania, Algeria (scientific office), Angola, Azerbaijan, Belarus, Bulgaria, Chile, Costa Rica, Croatia, Cuba, Georgia, Ghana (scientific office), Jordan, Kazakhstan, Macedonia, Nigeria, Romania, Russia, Saudi Arabia (scientific office), Serbia and Montenegro, Slovenia, Syria and Ukraine.
>	AstraZeneca AB: Egypt (scientific office), Slovakia and the United Arab Emirates.
>	AstraZeneca Singapore Pte Limited: Vietnam.

Distributions to shareholders – dividends for 2013

Details of our distribution policy are set out in the Financial Review on page 82 and Notes 20 and 21 to the Financial Statements on page 165.

The Company’s dividends for 2013 of $2.80 (176.0 pence, SEK 18.33) per Ordinary Share amount to, in aggregate, a total dividend payment to shareholders of $3,461 million. Two of our employee share trusts, AstraZeneca Share Trust Limited and AstraZeneca Quest Limited, waived their right to a dividend on the Ordinary Shares that they hold and instead received a nominal dividend.

A shareholders’ resolution was passed at the 2013 AGM authorising the Company to purchase its own shares. The Company did not repurchase any of its own shares in 2013.

Going concern accounting basis

Information on the business environment in which AstraZeneca operates, including the factors underpinning the industry’s future growth prospects, is included in the Strategic Report. Details of the product portfolio of the Group are contained in both the Strategic Report (in the Therapy Area Review from page 48) and the Directors’ Report. Information on patent expiry dates for key marketed products is included in the Patent expiries section from page 198. Our approach to product development and our development pipeline are also covered in detail with additional information by Therapy Area in the Strategic Report.

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The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Financial Review from page 74. In addition, Note 23 to the Financial Statements from page 169 includes the Group’s objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities and its exposures to credit, market and liquidity risk. Further details of the Group’s cash balances and borrowings are included in Notes 13 and 14 to the Financial Statements from pages 155 and 156.

The Group has considerable financial resources available. As at 31 December 2013, the Group had $10.4 billion in financial resources (cash balances of $9.2 billion and undrawn committed bank facilities of $3.0 billion, which are available until April 2017, with only $1.8 billion of debt due within one year). The Group’s revenues are largely derived from sales of products that are covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although our revenue is expected to continue to be significantly impacted by the expiry of patents over the medium term. In addition, recent government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in many of our mature markets. However, we anticipate new revenue streams from both recently launched medicines and products in development, and the Group has a wide diversity of customers and suppliers across different geographic areas. Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook.

After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Annual Report and Financial Statements.

Changes in share capital

Changes in the Company’s Ordinary Share capital during 2013, including details of the allotment of new shares under the Company’s share plans, are given in Note 20 to the Financial Statements from page 165.

Directors’ shareholdings

The Articles require each Director to be the beneficial owner of Ordinary Shares in the Company with an aggregate nominal value of $125 (which currently represents at least 500 shares because each Ordinary Share has a nominal value of $0.25). Such holding must be obtained within two months of the date of the Director’s appointment. At 31 December 2013, all of the Directors complied with this requirement and full details of each Director’s interests in shares of the Company are set out in the Directors’ interests in shares section from page 110. Information about the shareholding expectations of the Remuneration Committee (in respect of Executive Directors and SET members) and the Board (in respect of Non-Executive Directors) is also set out in the Directors’ interests in shares section from page 110.

Political donations

Neither the Company nor its subsidiaries made any EU political donations or incurred any EU political expenditure in 2013 and they do not intend to do so in the future in respect of which shareholder authority is required, or for which disclosure in this Annual Report is required, under the Companies Act 2006. However, to enable the Company and its subsidiaries to continue to support interest groups or lobbying organisations concerned with the review of government policy or law reform without inadvertently breaching the Companies Act 2006, which defines political donations and other political expenditure in broad terms, a resolution will be put to shareholders at the 2014 AGM, similar to that passed at the 2013 AGM, to authorise the Company and its subsidiaries to:

>	make donations to political parties or independent election candidates
>	make donations to political organisations other than political parties
>	incur political expenditure, up to an aggregate limit of $250,000.

Corporate political contributions in the US are permitted in defined circumstances under the First Amendment of the US Constitution and are subject to both federal and state laws and regulations. In 2013, the Group’s US legal entities made contributions amounting in aggregate to $1,147,950 (2012: $1,759,450) to national political organisations, state-level political party committees and to campaign committees of various state candidates. No corporate donations were made at the federal level and all contributions were made only where allowed by US federal and state law. We publicly disclose details of our corporate US political contributions, which can be found at www.astrazeneca-us.com/ responsibility/transparency. The annual corporate contributions budget is reviewed and approved by the Deputy General Counsel, North America, the US Vice-President, Corporate Affairs and the President of our US business to ensure robust governance and oversight. US citizens or individuals holding valid green cards exercised decision making over the contributions and the funds were not provided or reimbursed by any non-US legal entity. Such contributions do not constitute political donations or political expenditure for the purposes of the Companies Act 2006 and were made without any involvement of persons or entities outside the US.

Significant agreements

There are no significant agreements to which the Company is a party that take effect, alter or terminate on a change of control of the Company following a takeover bid. There are no persons with whom we have contractual or other arrangements, who are deemed by the Directors to be essential to our business.

Use of financial instruments

The Notes to the Financial Statements, including Note 23 (from page 169), include further information on our use of financial instruments.

Annual General Meeting

The Company’s AGM will be held on 24 April 2014. The meeting place will be in London, UK. A Notice of AGM will be sent to all registered holders of Ordinary Shares and, where requested, to the beneficial holders of shares.

96	AstraZeneca Annual Report and Form 20-F Information 2013

External auditor

A resolution will be proposed at the AGM on 24 April 2014 for the appointment of KPMG LLP as auditor of the Company, following a decision to wind down the Company’s current external auditor, KPMG Audit Plc, as part of a KPMG Group internal reorganisation. The external auditor has undertaken various non-audit work for us during 2013. More information about this work and the audit and non-audit fees that we have paid are set out in Note 27 to the Financial Statements on page 184. The external auditor is not engaged by us to carry out any non-audit work in respect of which it might, in the future, be required to express an audit opinion. As explained more fully in the Audit Committee section from page 98, the Audit Committee has established pre-approval policies and procedures for audit and non-audit work permitted to be carried out by the external auditor and has carefully monitored the objectivity and independence of the external auditor throughout 2013.

Directors’ Report

The Directors’ Report, which has been prepared in accordance with the requirements of the Companies Act 2006, comprises the following sections:

> Corporate Governance Report

> Audit Committee Report

> Development Pipeline

> Responsible Business

> Shareholder Information

> Corporate Information

and has been signed on behalf of the Board.

The Board considers this Annual Report, taken as a whole, to be fair, balanced and understandable, and provides the necessary information for shareholders to assess AstraZeneca’s performance, business model and strategy.

A C N Kemp

Company Secretary

6 February 2014

AstraZeneca Annual Report and Form 20-F Information 2013	97

Corporate Governance

Audit Committee Report
Rudy Markham
Chairman of the Audit Committee

Dear shareholder

The principal duties of the Audit Committee are to provide assurance to the Board on:

>	the integrity of our financial reporting and internal controls over financial matters
>	our internal controls over non-financial matters, compliance with laws and our Code of Conduct
>	the Company’s relationship with its external auditor
>	the role, resources and effectiveness of the Company’s internal audit function
>	the effectiveness of the Company’s risk management framework in each case with the ultimate aim of protecting our shareholders’ interests.

In this Audit Committee Report, we describe the work of the Audit Committee during the year and highlight the significant issues it considered. In 2013, our focus was on sound financial reporting and compliance with our Code of Conduct, which are considered below.

Financial reporting

Robust financial reporting is underpinned by well designed internal controls, appropriate accounting practices and policies, and good judgement. The Audit Committee reviews, at least quarterly, the Company’s significant accounting matters and, where appropriate, challenges management’s decisions. In 2013, against a backdrop of revenue decline, one of the significant issues at the forefront of the Audit Committee’s deliberations was revenue recognition. In addition, the annual impairment review of intangible assets was another significant matter which came before the Audit Committee. Considering the quantum and appropriateness of the partial impairment of our diabetes asset, Bydureon, rights to which we acquired when we extended our diabetes collaboration with BMS in 2012, was a key aspect of our review. The Audit Committee also requested and received information about the then current business case associated with the extended BMS collaboration in order to understand, more fully, the initial acquisition business case and to test the robustness of the Company’s processes in respect of investment decisions. This review by the Audit Committee informed the Board’s decision to support the acquisition of BMS’s 50% share of the joint diabetes business, which was announced at the end of the year and which was completed on 1 February 2014.

In addition to IP litigation, which is a feature of the pharmaceutical industry, the Group is involved in a number of government investigations and is a defendant in certain product liability actions. The Audit Committee receives a regular update from the General Counsel on the status of those litigation matters which might result in fines or damages awards against the Group, in order to assess whether provisions should be taken and if so, when and in what amounts.

Compliance with the Code of Conduct

The Audit Committee has oversight of the Company’s responsibilities under a Corporate Integrity Agreement (CIA) which is now in its fourth year. In addition to receiving quarterly updates from the US Compliance Officer on our compliance with the CIA, in 2013, members of the Audit Committee visited our US business. We met senior managers in sales and marketing, compliance and internal audit to satisfy ourselves that a compliance culture has become embedded in our business.

Compliance with our Code of Conduct in our Emerging Markets, particularly in Russia and China has also been a focus for the Audit Committee in 2013. During the course of the year, the Audit Committee received a report from the EVP of our International region, on the steps we are taking in those markets to ensure that we operate ethically and within the law. This update was in addition to reports from the Chief Compliance Officer on compliance in all areas of our business which we received and discussed with her each quarter.

In December 2013, I joined our Chairman and the Chairman of the Remuneration Committee at a meeting with some of our major investors to hear their views on our remuneration policy and corporate governance generally. We value dialogue with our shareholders and welcome your feedback on this Audit Committee Report.

Yours sincerely

Rudy Markham

Chairman of the Audit Committee

98	AstraZeneca Annual Report and Form 20-F Information 2013

“In 2013, our focus was on sound financial reporting and compliance with our Code of Conduct.”

Audit Committee membership and attendance

The members of the Audit Committee are Rudy Markham (Chairman of the Audit Committee), Bruce Burlington, Graham Chipchase, Jean-Philippe Courtois and Shriti Vadera. They are all Non-Executive Directors. The Board considers each member to be independent under the UK Corporate Governance Code and under the general guidance and specific criteria of the Listing Standards concerning the composition of audit committees applicable to non-US companies listed on the NYSE. In April 2013, we submitted the required annual written affirmation to the NYSE confirming our full compliance with those standards. For the purposes of the UK Corporate Governance Code, the Board remains satisfied that at least one member of the Audit Committee has recent and relevant financial experience. At its meeting in December 2013, the Board determined that Rudy Markham and Graham Chipchase are audit committee financial experts for the purposes of the Sarbanes-Oxley Act. For further information regarding the experience of the Audit Committee members, see the Board of Directors section from page 28. The Deputy Company Secretary acts as secretary to the Audit Committee.

Meetings of the Audit Committee are routinely attended by the CFO; the General Counsel; the Chief Compliance Officer; the Vice-President, IA; the Vice-President, Group Financial Planning and Reporting; and our external auditor. The CEO attends on an agenda-driven basis. In line with its normal practice, the Audit Committee also held a number of private meetings, without management present, with the Chief Compliance Officer; the General Counsel; the Vice-President, IA; and the Company’s external auditor. These meetings were held between Audit Committee members and those individuals, separately from the main sessions of the Audit Committee.

Number of meetings and attendance

The Audit Committee held five scheduled meetings in 2013. The individual attendance record of members of the Audit Committee is set out in the Board and Board Committee meeting attendance in 2013 table on page 91. Following each Audit Committee meeting, the Chairman of the Audit Committee reported to the Board on the principal matters covered at the meeting and minutes of the meetings were circulated to all Board members. In addition, the Chairman of the Audit Committee held regular scheduled calls between Audit Committee meetings with each of the CFO; the Chief Compliance Officer; the Vice-President, IA; and the lead partner of the external auditor.

The Audit Committee is currently scheduled to meet five times in 2014 and will meet at such other times as may be required.

Terms of reference

The core terms of reference of the Audit Committee, which are available on our website, www.astrazeneca.com, include reviewing and reporting to the Board on:

>	matters relating to the audit plans of the external auditor and IA as well as oversight of the work of the Global Compliance function
>	our overall framework for internal control over financial reporting and for other internal controls and processes
>	our overall framework for risk management, particularly financial risks
>	our accounting policies and practices
>	our annual and quarterly financial reporting, including the critical estimates and judgements contained in our reporting
>	our internal control over financial reporting
>	our Code of Conduct and whistleblower procedures
>	compliance with our obligations under the CIA.

The Audit Committee is responsible for notifying the Board of any significant concerns of the external auditor or the Vice-President, IA arising from their audit work; any matters that may materially affect or impair the independence of the external auditor; any significant deficiencies or material weaknesses in the design or operation of our internal control over financial reporting or other internal controls; and any serious issues of non-compliance and how the Audit Committee has discharged its responsibilities. It oversees the establishment, implementation and maintenance of our Code of Conduct and other related policies. It monitors the Company’s response to letters requesting information and investigations initiated by regulatory and governmental authorities such as the SEC, the DOJ and the UK Financial Reporting Council pertaining to matters within the remit of the Audit Committee’s work. It has established procedures for the receipt and handling of complaints concerning accounting or audit matters. It recommends to the Board the appointment of the external auditor, subject to the approval of the Company’s shareholders at a general meeting. Shareholders authorise the Directors to fix the remuneration of the external auditor at a general meeting. The Audit Committee reviews and approves the appointment and dismissal of the Vice-President, IA.

Activities of the Audit Committee in 2013

The Audit Committee has an annual calendar of topics, developed from its terms of reference, with standing items which it considers in accordance with its schedule at each quarterly meeting or in some cases, annually.

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Corporate Governance | Audit Committee Report

During 2013 and in February 2014, the Audit Committee considered and discussed the following standing items:

>	The key elements of the Financial Statements, and the estimates and judgements contained in our financial disclosures. Various accounting matters were considered. These included the areas described in the Financial Review under the heading ‘Critical accounting policies and estimates’ (with a focus on accounting issues relevant to litigation and taxation matters and goodwill impairment) from page 83 and discussion was supported by papers prepared by management and the external auditor.
>	The reports received from the external auditor concerning their audit of the Financial Statements of the Group and from management, IA, Global Compliance and the external auditor on the effectiveness of our system of internal controls and, in particular, our internal control over financial reporting. This included review and discussion of the results of the Group’s ‘continuous assurance’ and annual ‘letter of assurance’ processes. The Audit Committee also reviewed quarterly activity reports of audit work carried out by IA and the status of follow-up actions with management, as well as reports from Global Compliance.
>	The systems and processes that management has developed for risk identification, classification and mitigation.
>	Compliance with the applicable provisions of the Sarbanes-Oxley Act. In particular, the status of compliance with the programme of internal controls over financial reporting implemented pursuant to section 404 of the Sarbanes-Oxley Act. The Audit Committee remained focused on IT controls in the context of the changes to the Group’s IT environment, described below. Further information about this is set out in the Sarbanes-Oxley Act Section 404 section on page 87.
>	Data about reports made by employees via the AZethics helpline, online facilities and other routes regarding potential breaches of the Code of Conduct, together with the results of inquiries into those matters.
>	Quarterly reports received from the US Compliance Officer responsible for monitoring the US business’ compliance with the CIA (for more information about the obligations imposed on the Board by the CIA, see below).
>	Reports from the Group Treasury function and, in particular, reports concerning the Group’s liquidity and cash position and the appropriateness of its cash management policies in the context of the current economic situation.
>	Going concern assessment and adoption of the going concern basis in preparing this Annual Report and the Financial Statements.
>	Other reports, on a quarterly basis, concerning IA, Global Compliance and Finance, including the internal audit plan and progress and plans of Global Compliance.
>	Quarterly reports from the General Counsel on the status of certain litigation matters and governmental investigations.
>	The amount of audit and non-audit fees of the external auditor throughout 2013. The Audit Committee was satisfied throughout the year that the objectivity and independence of the external auditor were not in any way impaired by the nature of the non-audit work undertaken by the external auditor during the year, the level of non-audit fees charged for such work or any other facts or circumstances. Further information about the audit and non-audit fees for 2013 is disclosed in Note 27 to the Financial Statements on page 184.
>	A review and assessment of the Audit Committee’s performance.

In addition to its usual business as described above, during 2013, members of the Audit Committee met individual managers or groups of managers on a number of occasions in order to gain a deeper insight into areas relevant to the Audit Committee’s work and to provide an opportunity to discuss specific areas of interest. These included:

>	Receiving regular updates from the IT team in connection with the transition from AstraZeneca’s previous IT infrastructure outsourcing provider to its new providers.
>	Considering a presentation on risk management in our supply chain, particularly in Emerging Markets.
>	Receiving a report and presentation on sales and marketing compliance-related activities in China and Russia.
>	Considering and debating a risk management update and an audit simplification initiative proposed by management.
>	Understanding the nature of the cyber security threat to AstraZeneca and our approach to mitigating that risk.
>	Considering post-investment reviews of a recent major business development transaction, a capital expenditure project and a Phase III investment decision.

In addition to the quarterly reporting stipulated by the CIA as described above, a number of other obligations required by the CIA were discharged by members of the Board and the Audit Committee during 2013. For example, all members of the Board completed the annual CIA-required training, addressing the Code of Conduct and the elements of the CIA and the US compliance programme. Furthermore, the Board adopted a resolution (signed by each Board member) in respect of the third 12 month reporting period under the CIA. The resolution summarised the Board’s oversight of the US compliance programme and stated that, to the best of the Board’s knowledge, AstraZeneca Pharmaceuticals LP and AstraZeneca LP (AstraZeneca’s principal US trading entities) have implemented an effective US compliance programme to meet US federal healthcare programme, FDA and CIA requirements.

Significant issues considered by the Audit Committee in 2013

The Audit Committee determined that the significant issues considered during the year were:

>	revenue recognition
>	impairment of intangible assets
>	litigation and contingent liabilities
>	pension accounting
>	tax accounting.

Revenue recognition

The US is our largest single market and sales accounted for 37.7% of our revenue in 2013. Revenue recognition, particularly in the US, is impacted by rebates, chargebacks, cash discounts and returns (for more information see the Financial Review from page 83). The Audit Committee pays particular attention to management’s estimates of these items, their analysis of any unusual movements and their impact on revenue recognition informed by commentary from the external auditor.

Impairment of intangible assets

The Group has significant intangible assets arising from the acquisition of businesses and IP rights to medicines which are both in development and on the market. In his quarterly report to the Audit Committee, the CFO outlines the carrying value of the Group’s intangible assets and, in respect of those intangible assets which are identified as at risk of impairment, the difference between the carrying value and management’s current estimate of discounted future cash flows for ‘at risk’ products (the headroom). Products will be identified as at risk either because the headroom is limited or because, for example, in the case of a medicine in

100	AstraZeneca Annual Report and Form 20-F Information 2013

development, a significant development milestone such as the publication of clinical trial results could significantly alter management’s forecasts for the product.

The Audit Committee questioned management on the robustness of the processes underpinning the cash flow projections and the timing of the impairment reviews.

In December 2013, as part of the annual impairment review, the Audit Committee reviewed the management processes for estimating future cash flows, which resulted in the impairment of our diabetes product, Bydureon. The Audit Committee was satisfied that those processes were sufficiently robust.

Litigation and contingent liabilities

Litigation, particularly that relating to the enforcement and defence of IP rights protecting medicines, is a significant feature of the pharmaceutical industry. In addition to IP litigation, the Group is involved in a number of government investigations and is a defendant in certain product liability actions. The Audit Committee receives regular updates from the General Counsel, and is informed by commentary from the external auditor, on the status of those litigation matters which might result in fines or damages awards against the Company in order to assess whether provisions should be taken and if so, when and in what amounts.

Pension accounting

Pension accounting continues to be a significant area of focus. In 2013, the Audit Committee considered the adjustments associated with the application of IAS 19 (2011).

Tax accounting

Although the Audit Committee recognised that there continues to be significant exposure associated with specific tax contingencies, it noted that there were no significant developments in this exposure during the year.

Internal controls

At the February 2014 meeting, the CFO presented to the Audit Committee the conclusions of the CEO and the CFO following the evaluation of the effectiveness of our disclosure controls and procedures required by Item 15(a)

of Form 20-F at 31 December 2013. Based on their evaluation, the CEO and the CFO concluded that, as at that date, we maintain an effective system of disclosure controls and procedures.

There was no change in our internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Appointing the auditor and safeguards on non-audit services

We noted in our 2012 Annual Report that, having reviewed the changes to the UK Corporate Governance Code with regard to putting the external audit contract out to tender at least every 10 years, and cognisant of the fact that the lead audit partner at KPMG rotated in 2013, the Audit Committee determined that the audit would be put out to tender by 2018, in accordance with the transitional guidance issued by the FRC. KPMG was first appointed as sole external auditor to AstraZeneca in 2001 following a competitive tender. The new EU audit reform framework, if approved, would not impact upon the Audit Committee’s decision to put the audit out to tender by 2018.

Non-audit services

The Audit Committee maintains a policy (the Non-Audit Services Policy) and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the external auditor, the principal purpose of which is to ensure that the independence of the external auditor is not impaired. The policies and procedures cover three categories of work: audit services; audit-related services; and tax services. The policies define the type of work that falls within each of these categories and the non-audit services that the external auditor is prohibited from performing under the rules of the SEC and other relevant UK and US professional and regulatory requirements. The pre-approval procedures permit certain audit, audit-related and tax services to be performed by the external auditor during the year, subject to fee limits agreed with the Audit Committee in advance. The CFO (supported by the Vice-President, Financial Planning and Reporting) monitors the status of all services being provided by the external auditor. The procedures also deal with placing non-audit work out for tender, where appropriate. Authority to approve work in excess of the pre-agreed fee limits is delegated to the Chairman of the Audit Committee together with one other Audit Committee member in the first instance. A standing agenda item at Audit Committee meetings covers the operation of the pre-approval procedures and regular reports are provided to the full Audit Committee.

In 2013, non-audit services provided to the Company by KPMG included tax compliance services and audit services in relation to employee benefit funds, in each case within the scope of the pre-approved services set out in the Non-Audit Services Policy. The Audit Committee supports management’s decision to enter into an outsourcing arrangement for all tax and statutory accounts preparation work which, once implemented during 2013/2014, will result in such work currently undertaken by KPMG transitioning to another firm. In addition, for other non-audit services, management has determined that the Company’s auditors should only be engaged where they are the only credible choice of service provider for a particular piece of work.

Fees paid to the auditor for audit, audit-related and other services are analysed in Note 27 to the Financial Statements on page 184. Fees for non-audit services amounted to 39% of the fees paid to KPMG for audit, audit-related and other services in 2013.

Assessing external audit effectiveness

In accordance with its normal practice, the Audit Committee considered the performance of KPMG. It also considered KPMG’s compliance with the independence criteria under the relevant statutory, regulatory and ethical standards applicable to auditors and assessed its objectivity, taking into account the level of challenge provided around the critical estimates and judgements involved in our financial reporting and the quality of our internal control over financial reporting. Having considered all these factors, the Audit Committee unanimously recommended to the Board that a resolution for the re-appointment of KPMG as the Company’s external auditor for the year ending 31 December 2014 be proposed to shareholders at the AGM in April 2014.

Consistent with current market practice, KPMG’s services to the Company are provided pursuant to terms of engagement which are reviewed by the Audit Committee. Neither these terms of engagement nor any other agreement include any contractual obligations under which the Board would be prevented from appointing a different audit firm were they to consider this to be in the best interests of the Group. The Audit Committee, through management, continues to maintain contact and dialogue with other major audit firms who are familiar with the Group’s business for succession purposes as required.

AstraZeneca Annual Report and Form 20-F Information 2013	101

Corporate Governance

Directors’ Remuneration Report
John Varley
Non-Executive Director and Chairman of the Remuneration Committee

Dear shareholder

We have sought, in our deliberations and judgements throughout 2013, to take account of both the underlying performance of AstraZeneca and the experience of our shareholders.

In March 2013, our new CEO, Pascal Soriot, set out his strategy for achieving scientific leadership and returning the Company to growth. During 2013, a number of key strategic milestones were achieved. The acquisition of companies such as Pearl Therapeutics, Omthera, Amplimmune and Spirogen has bolstered our pipeline and strengthened our capabilities in each of our core therapy areas. They have also brought with them leading scientific innovations and talented scientists. Licensing agreements and strategic collaborations, such as our collaboration with FibroGen, have created further additions to the late-stage portfolio. However, we recognise that these achievements must be considered in the context of financial performance in 2013 below that of 2011 and 2012. Whilst there has been growth across our five key commercial platforms, revenue and Core operating profit have declined with the loss of exclusivity on some of our principal marketed products. As expected, this has resulted in a fall in Core EPS. Our short-term TSR performance, however, has improved (including into 2014).

How has this performance fed through into remuneration outcomes for the Executive Directors? We believe that the new leadership team is having a substantial impact on the actual and future performance of the Company. The Remuneration Committee awarded Pascal Soriot an annual bonus for 2013 of 170% of base salary and an above target Long-Term Incentive (LTI) award of 285% of base salary

(target being 250%). You will see in the Annual Report on Remuneration (the Implementation Report) that his base pay has been increased (effective 1 January 2014) by 3% in conformity with the base pay increase for the UK employee population; and that his defined contribution pension funding has been increased from 24% of base pay per annum to 30% of base pay per annum, which we believe to be more in line with current market practice for FTSE30 CEOs. We have granted Marc Dunoyer an annualised bonus award for 2013 of 129% of base salary in respect of his service as CFO (on appointment to which he became an Executive Director). He has been granted an at-target LTI award of 200% of base salary. There is no change to his base salary or to his pension entitlement for 2014.

Whilst the outlook for 2014 in terms of scientific progress and pipeline strength is more promising, the commercial and financial challenges facing the business are likely to persist. These features have informed our setting of targets for 2014. The Remuneration Committee recognises the need to be thoughtful in structuring performance measures so that they are sufficiently stretching to stimulate value creation for shareholders, but not so stretching that incentivisation is weakened.

Key matters in 2013

In 2013, in light of our new strategy focused on scientific leadership and returning to growth, the Remuneration Committee took the opportunity to review the LTI arrangements for the Company’s senior executives. At the AGM in April 2013, and following consultation with our major shareholders, I shared with you changes to AstraZeneca’s LTI programme, which were developed in order more closely to align performance measures to the Company’s strategy, such that employees are rewarded for the delivery of the Company’s key strategic priorities. Prior to these changes, the Performance Share Plan (PSP) operated with two equal performance measures:

TSR and free cash flow. The Remuneration Committee determined that two additional measures should be added. First, the introduction of an Achieve Scientific Leadership measure, which, for awards granted in 2013, comprised: new molecular entities (NME) generation; major life-cycle management approvals; volume of NMEs in Phase III; peak-year sales to track the value of pipeline output; and Phase II starts. Second, we added a Return to Growth measure, which, for awards granted in 2013, was based on quantitative medium-term sales targets relating to the five growth platforms described in the strategy: Brilinta; diabetes; respiratory; Emerging Markets; and Japan.

The Remuneration Committee also considered the performance conditions attaching to the AstraZeneca Incentive Plan (AZIP). For 2013, the two AZIP four-year performance hurdles were payment of a dividend equal to, or greater than, $2.80; and a dividend cover floor of 1.5 times EPS calculated on a Core basis. We believe that Core EPS provides the best indicator of cash cover for the dividend. The AZIP award is structured such that the performance test will be failed if either the dividend per share falls below $2.80, or if the dividend cover falls below the floor, in any of the years of the performance period.

When Pascal Soriot joined us, he forfeited a number of LTI awards made to him by his previous employer. The value of these awards was carefully quantified and an AZIP award made on his recruitment in October 2012 formed part of the compensation for this loss. This AZIP award was underpinned by the ‘old’ performance measures. The Remuneration Committee wished to align Mr Soriot’s LTI arrangements to the new strategy. Therefore, the Remuneration Committee required Mr Soriot to forfeit his 2012 AZIP award and substituted it with a 2013 AZIP award based on the new metrics aligned to the new strategy, as described above. The 2013 award was over the same

102	AstraZeneca Annual Report and Form 20-F Information 2013

“The Remuneration Committee’s core responsibility is to develop and execute a remuneration strategy that supports the successful implementation of the Company’s business strategy.”

number of shares as the original award, and the four-year performance period and four-year holding period will continue to apply, which will result in Mr Soriot’s new award vesting one year later than the original award.

Looking forward

At our AGM in April 2014, we will seek your approval to renew the PSP plan rules, which expire in April 2015. The original plan rules will remain substantially unchanged, except for three important amendments which we hope will be welcomed by our shareholders. First, we propose to remove the Remuneration Committee’s discretion to vest an award at above 100%. Second, we will introduce a two-year holding period after the three-year performance period; this will apply to Executive Directors only. This is in direct response to growing shareholder appetite for LTI plans with a longer life. Finally, we will include malus (in relation to unvested awards) and clawback (in relation to vested awards) provisions which can be exercised in circumstances that result in significant reputational damage to the Company, financial mismanagement or serious personal misconduct. We will also add the same malus and clawback provisions to the other AstraZeneca LTI plan rules and the Deferred Bonus Plan.

Senior leadership changes

Given the senior leadership changes during 2013, the Remuneration Committee gave careful consideration to a number of related remuneration matters; in particular, the departure of Simon Lowth as CFO and the appointment of Marc Dunoyer as his successor. As Mr Lowth resigned, he will not be paid a bonus for 2013 and his outstanding LTI awards were forfeited in full. He was an extremely talented CFO, and provided strong leadership through uncertain times as Interim CEO. He gave excellent support to Pascal Soriot when he was first appointed as CEO, and the Remuneration Committee felt it appropriate to exercise its discretion to allow

Mr Lowth to retain his Deferred Bonus Plan shares as these related to strong performance in prior years. Marc Dunoyer joined AstraZeneca in June 2013 as EVP, GPPS, and was appointed CFO in November 2013. Mr Dunoyer’s compensation arrangements are in line with the market, and his ongoing remuneration arrangements are somewhat below those of his predecessor.

Shareholder engagement

In October 2013, new directors’ reporting regulations came into effect, requiring all UK listed companies to publish their remuneration policy (the Remuneration Policy Report) (page 144) and to explain how they implemented that policy in the Implementation Report (page 104). At the Company’s 2014 AGM, you will have a binding vote on the Remuneration Policy Report and an advisory vote on the Implementation Report.

As a matter of course, we have regular dialogue with a number of our major shareholders, which in December 2013 included a consultation meeting attended by the Chairman of the Board, Leif Johansson; the Chairman of the Audit Committee, Rudy Markham; and me. At this meeting, we outlined our approach to some of the more substantive components of our Remuneration Policy. This year, our shareholders’ views and insights have been at the forefront of our minds as we have considered and proposed amendments to our existing remuneration policy in order to enable us to continue to attract and retain the best people. It is proposed that our new remuneration policy will come into effect on 1 January 2015 and we intend that it will remain in place for three years. We recognise the desire of our shareholders for transparency, including in how we determine, quantify and assess the outcome relative to performance measures and targets. However, we also recognise the targets’ commercial sensitivity. Accordingly, we have disclosed in the Implementation Report a level of detail that provides transparency about AstraZeneca’s approach to remuneration without detailing information we consider commercially sensitive. Generally, our approach is to disclose performance measures and weightings in advance (ie for the current performance period) and outcomes against those targets in arrears (ie for the past performance period). While our Remuneration Policy will not come into effect until 1 January 2015, the Remuneration Committee intends to operate substantially within the policy during 2014.

As you read our Implementation and Remuneration Policy Reports, I hope you will see that, in the judgements we have made during the year, the Remuneration Committee has endeavoured to support the Company by incentivising the senior leaders, and all our employees, to focus on the delivery of our strategy, while also being careful to protect the interests of shareholders. The Remuneration Committee seeks to ensure that, on the one hand, reward outcomes are not purely mechanistic; but on the other, that the exercise of its discretion is not seen by employees to be arbitrary or unfair. Our Remuneration Policy, for which we seek your support through the binding vote, is consistent with this approach. We see remuneration resource as your resource and we attempt to spend it wisely and proportionately to increase the value of your shareholdings in AstraZeneca.

We greatly value our ongoing dialogue with our shareholders and we welcome your feedback on this Directors’ Remuneration Report.

Yours sincerely

John Varley

Chairman of the Remuneration Committee

AstraZeneca Annual Report and Form 20-F Information 2013	103

Corporate Governance | Directors’ Remuneration Report

Annual Report on Remuneration (the Implementation Report)

Governance

Remuneration Committee membership

The Remuneration Committee members are John Varley (Chairman of the Remuneration Committee), Leif Johansson, Rudy Markham and Nancy Rothwell. Mr Johansson was considered by the Board to be independent upon his appointment as Chairman of the Board; in accordance with the UK Corporate Governance Code, the test of independence is not appropriate in relation to the Chairman after his appointment. All other members of the Remuneration Committee are independent Non-Executive Directors. The Deputy Company Secretary acts as the secretary to the Remuneration Committee.

How did the Remuneration Committee spend its time during 2013?

The Remuneration Committee met 13 times in 2013. The individual attendance record of Remuneration Committee members is set out on page 91. At the invitation of the Remuneration Committee, except where their own remuneration was being discussed, the CEO; the EVP, Human Resources & Corporate Affairs; the Interim EVP, Human Resources & Corporate Affairs; the Vice-President, People Practices and Services; the Executive Compensation Director; and the Company Secretary attended one or more Remuneration Committee meetings in 2013 and provided advice and services that materially assisted the Remuneration Committee. In addition, all meetings of the Remuneration Committee were attended by one or both of Carol Arrowsmith and Nicki Demby, each representing Deloitte LLP (Deloitte), the Remuneration Committee’s independent adviser.

The work of the Remuneration Committee focused on the following principal matters in 2013 and February 2014:

>	Executive Directors’ remuneration arrangements on appointment, change of role and departure as described elsewhere in this Directors’ Remuneration Report. Specifically, the appointment of Mr Dunoyer as CFO and the termination of Mr Lowth’s employment with the Company.
>	The terms of other senior executives’ remuneration packages on appointment, promotion or termination.
>	The assessment of Group and individual performance against performance targets to determine the level of annual bonuses for performance during 2012 and to set executive bonus targets during 2013.
>	The assessment of performance against targets to determine the level of vesting in 2013 under the PSP, and the setting of PSP and AZIP performance thresholds for awards made in 2013.
>	The determination of individual awards made to SET members and other participants under the Group’s main LTI plans: the PSP, the AZIP and the AstraZeneca Global Restricted Stock Plan.
>	The determination of restricted share awards to a number of senior executives under the AstraZeneca Restricted Share Plan.
>	Proposed changes to the performance measures for the short-term and LTI arrangements.
>	A review of a report providing an analysis of key aspects of reward across the wider Group.
>	A benchmarking review of the Remuneration Committee’s activities and policies against institutional investor guidelines.
>	A review of the shareholding requirements for Executive Directors and the shareholding levels of other SET members.
>	A review of the sources and robustness of market remuneration data provided to the Remuneration Committee.
>	A review of the pension entitlements of Executive Directors and other SET members.
>	The determination of the Executive Directors’ and other SET members’ remuneration in 2014.
>	A review of the process for a periodic review of fees for the Non-Executive Directors, including the Chairman.
>	A review of the performance of Deloitte, the independent adviser to the Remuneration Committee.
>	A tender process for the appointment of the independent adviser to the Remuneration Committee.
>	The assessment of Group and individual performance against performance targets to determine the level of annual bonuses for performance during 2013 and to set annual bonus targets for 2014 and LTI awards to be granted during 2014.
>	The annual review of the performance of the Remuneration Committee.
>	The preparation, review and approval of this Directors’ Remuneration Report.

Independent Adviser to the Remuneration Committee

The Remuneration Committee retains Deloitte, represented by Carol Arrowsmith and Nicki Demby, who report directly to the Remuneration Committee and its Chairman and who provided independent advice on various matters considered by the Remuneration Committee in 2013. This service was provided to the Remuneration Committee on a time spent basis at a cost to the Company of £145,970 (including VAT). During the year, Deloitte also provided taxation advice and other specific non-audit services to the Group. The Remuneration Committee reviewed the potential for conflicts of interest and judged that there were no conflicts. Deloitte is a member of the Remuneration Consultants’ Group, which is responsible for the stewardship and development of the voluntary code of conduct in relation to executive remuneration consulting in the UK. The principles on which the code is based are transparency, integrity, objectivity, competence, due care and confidentiality. Deloitte adheres to the code.

During the year, the Remuneration Committee conducted a tender process, inviting five specialist firms to apply for the role of independent adviser to the Committee. The tender process, which involved interviews with both the Company’s management and the Chairman of the Remuneration Committee, concluded with the reappointment of Deloitte as the independent adviser.

104	AstraZeneca Annual Report and Form 20-F Information 2013

Shareholder context

At the Company’s AGM held in April 2013, the resolution to approve the Directors’ Remuneration Report for the year ended 31 December 2012 was passed with 93.74% of the votes cast for the resolution, and 6.26% of the votes cast against the resolution. 59,068,345 votes were withheld.

Resolution text	Votes for	% for	Votes against	% against	Total votes cast	% of Issued Share Capital voted	Votes withheld
Ordinary Resolution to approve the	768,674,510	93.74	51,291,844	6.26	819,966,354	65.55	59,068,345
Directors’ Remuneration Report for the year ended 31 December 2012

Basis of preparation of this Directors’ Remuneration Report

This Directors’ Remuneration Report has been prepared in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the Regulations) and meets the relevant requirements of the Financial Conduct Authority’s Listing Rules. As required by the Regulations, a resolution to approve this Directors’ Remuneration Report will be proposed at the AGM on 24 April 2014.

Terms of reference

A copy of the Remuneration Committee’s terms of reference is available on our website, www.astrazeneca.com. The Remuneration Committee conducted a review of its terms of reference during 2013. A small number of minor changes were recommended to the Board, principally to reflect the Regulations and updated guidance issued by the Association of British Insurers during the year. The changes were approved by the Board in February 2014.

What did we pay our Directors?

Directors’ single total figure remuneration (Audited)

	2013 Base salary and fees £’000	[1]	2012 Base salary and fees £’000	[1]	2013 Taxable benefits £’000	[2]	2012 Taxable benefits £’000	[2]	2013 Annual bonus £’000	[3]	2012 Annual bonus £’000	[3]	2013 Long-term incentives vesting £’000	2012 Long-term incentives vesting £’000	[4]	2013 Pension benefits £’000	[5]	2012 Pension benefits £’000	[5]	2013 Awards on recruitment £’000	2012 Awards on recruitment £’000	[6]	2013 Total £’000	2012 Total £’000
Executive Directors
Pascal Soriot	1,100		275		110		26		1,870		335		–	–		264		66		–	2,991		3,344	3,693
Marc Dunoyer	113		–		10		–		146		–		–	–		27		–		–	–		296	–
Simon Lowth	579		740		48		56		–		1,034		–	1,301		139		158		–	–		766	3,289
Total	1,792		1,015		168		82		2,016		1,369		–	1,301		430		224		–	2,991		4,406	6,982
Non-Executive Directors
Leif Johansson	540	[7]	318	[7]	–		–		–		–		–	–		–		–		–	–		540	318
Geneviève Berger	85		58		–		–		–		–		–	–		–		–		–	–		85	58
Bruce Burlington	105		105		–		–		–		–		–	–		–		–		–	–		105	105
Graham Chipchase	95		65		–		–		–		–		–	–		–		–		–	–		95	65
Jean-Philippe Courtois	95		95		–		–		–		–		–	–		–		–		–	–		95	95
Rudy Markham	130		124		–		–		–		–		–	–		–		–		–	–		130	124
Nancy Rothwell	107		107		–		–		–		–		–	–		–		–		–	–		107	107
Shriti Vadera	95		95		–		–		–		–		–	–		–		–		–	–		95	95
John Varley	140		130		–		–		–		–		–	–		–		–		–	–		140	130
Marcus Wallenberg	85		85		–		–		–		–		–	–		–		–		–	–		85	85
Total	1,477		1,182		–		–		–		–		–	–		–		–		–	–		1,477	1,182

[1]	Mr Soriot was appointed as CEO with effect from 1 October 2012, with an annual rate of base salary in 2012 and 2013 of £1,100,000. Mr Dunoyer was appointed as CFO with effect from 1 November 2013, with an annualised base salary of £680,000. The base salary for Mr Lowth’s position as CFO in 2013 increased from £660,000 to £710,000 with effect from 1 April 2013. Mr Lowth ceased to be a Director on 31 October 2013. Mr Lowth received a temporary base salary increase of £20,000 gross per month effective from June to September 2012 inclusive during his period as Interim CEO creating an annualised base pay figure of £900,000. This temporary base salary increase was not pensionable.
[2]	Executive Directors may select benefits within the Company’s UK Flexible Benefits Programme or can select to take all, or any remaining allowance after the selection of benefits, in cash. In 2013, the Executive Directors principally took the allowance in cash (£102,000 in respect of Mr Soriot, £9,000 in respect of Mr Dunoyer, and £44,000 in respect of Mr Lowth) and selected other benefits including healthcare insurance, death-in-service provision and tax preparation advice.
[3]	One-third of the pre-tax bonus is deferred into Ordinary Shares. These will be held for three years before being released, subject to continued employment. The bonus is not pensionable.
[4]	For Mr Lowth, for 2012, this sum is made up of: a revised sum of £816,000 being the market value of shares on the date of vesting in March 2013 in respect of the 2010 PSP award (three-year performance period 2010-2012) which, using an estimated market value based on the London Stock Exchange closing price on 30 January 2013, was reported as £771,000 in our 2012 Directors’ Remuneration Report; £126,000 being cash paid on the vesting of this PSP award in respect of dividends accrued; and £359,000 being the intrinsic gain on share options awarded in 2009 on the date of vesting in March 2012.
[5]	Equivalent to 24% of base salary, taken as a cash alternative to participation in a defined contribution pension scheme.
[6]	For Mr Soriot, for 2012, this sum is made up of: £991,000 being cash paid to compensate Mr Soriot in respect of his forfeited bonus opportunity for 2012 from his previous employer, paid at his previous employer’s target bonus rate and pro-rated from 1 January 2012 to 30 September 2012. Mr Soriot was required to invest this sum, after payment of income tax, in AstraZeneca shares; and an award of £2,000,000 representing the value of an award of 69,108 restricted Ordinary Shares at a price of 2894 pence per share by way of compensation for the loss of LTIs from his previous employer. 27,644 shares representing 40% of the award vested on 31 October 2013 in accordance with the vesting schedule, and the remaining 60% of the award will vest in equal proportions (subject to the Company’s closed trading periods) on 1 October 2014 and 1 October 2015. The value and structure of the restricted share award mirrors the value and structure of the award that Mr Soriot forfeited on his departure from his former employer. Accordingly, no performance conditions apply to the restricted share award made to Mr Soriot on his recruitment.
[7]	Includes office costs of £40,000 for 2013, and £19,000 for 2012.

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Additional notes to the Directors’ single total figure remuneration table

Annual bonus

For 2013, the principal drivers of annual bonus opportunity were measures for Achieve Scientific Leadership (30%), Return to Growth (30%) and Achieve Group Financial Targets (40%), together with individual performance, details of which are set out below. The CEO had a target annual bonus of 100% of base salary (range 0-180%) and the CFO had a target annual bonus of 90% of base salary (range 0-150%).

One-third of the pre-tax bonuses earned for the year will be deferred into Ordinary Shares which will vest three years from the date of deferral, subject to continued employment.

The performance measures for the annual bonus opportunity, the weighting, actual performance during the year and level of award are detailed in the tables below.

The precise targets or target ranges set at the beginning of the performance period are closely aligned to the Company’s strategic priorities and, in the judgement of the Board, disclosure of these would compromise the Company’s competitive position versus its peers and therefore be prejudicial to the interests of the Company and its shareholders. As the annual bonus and PSP performance measures are indicators of the Company’s longer-term strategic priorities, we believe that the targets/target ranges are and will remain commercially sensitive. Our approach, therefore, is to disclose performance measures and weightings in advance (ie for the current performance period) and performance outcomes against those measures in arrears (ie for the past performance period) with an explanation of the reward consequences for the Executive Directors.

The Remuneration Committee exercises its discretion in judging the annual bonus award for an individual Executive Director, taking into account Group and individual performance against targets. In 2013, the Remuneration Committee determined that Mr Soriot’s annual bonus should amount to 170% of base salary, representing 94% of the potential maximum. The Remuneration Committee determined that Mr Dunoyer’s bonus should amount to 129% of base salary on an annualised basis, representing 86% of the potential maximum. The Remuneration Committee’s decisions recognise the impact the new leadership team is having on actual and future performance of the Company, including the outcome of the 2013 Group scorecard.

1. Achieve Scientific Leadership

These measures reflect the Company’s ability to deliver innovation to the market. In 2013, we made significant progress towards achieving scientific leadership and exceeded each of our pipeline targets.

Performance measures for 2013	Weighting	Actual aggregate performance
Phase III investment decisions
NME major submissions
External licensing opportunities in Phase I/II	6% of target bonus per measure	Exceeded target
Late-stage external opportunities
Phase II starts
Pascal Soriot level of award	£823,000 (representing 44% of total annual bonus outcome)
Marc Dunoyer level of award	£64,000 (representing 44% of total annual bonus outcome)

2. Return to Growth

These measures are based on quantitative sales targets for 2013 relating to the Company’s five growth platforms: Brilinta, diabetes, respiratory, Emerging Markets, and Japan. In 2013, we did not, in aggregate, meet our Return to Growth targets. However, our five key growth platforms delivered an incremental $1.2 billion of revenue at CER.

Performance measures for 2013	Weighting	Actual aggregate performance
Deliver Brilinta target
Build diabetes franchise
Deliver sales growth in Emerging Markets	6% of target bonus per measure	Below target
Deliver respiratory goals
Deliver Japan growth target
Pascal Soriot level of award	£224,000 (representing 12% of total annual bonus outcome)
Marc Dunoyer level of award	£18,000 (representing 12% of total annual bonus outcome)

3. Achieve Group Financial Targets

These are based on the Company’s key financial measures. In 2013, our financial performance was in line with market expectations and reflects the continuing impact of loss of exclusivity on several brands.

Performance measures for 2013	Weighting	Outcome	Actual performance
Achieve cash flow from operating activities target	10% of target bonus	$7,400m	Exceeded target
Achieve Core EPS target	20% of target bonus	$5.05	Met target
Achieve overall revenue target	10% of target bonus	$25,711m	Met target
Pascal Soriot level of award	£823,000 (representing 44% of total annual bonus outcome)
Marc Dunoyer level of award	£64,000 (representing 44% of total annual bonus outcome)

106	AstraZeneca Annual Report and Form 20-F Information 2013

Share interests awarded during the year (Audited)

Deferred Bonus Plan

	Pascal Soriot	Simon Lowth[1]
Interest awarded	3,799 Ordinary Shares awarded on 25 February 2013.	11,728 Ordinary Shares awarded on 25 February 2013.
Description of interest	One-third of the pre-tax annual bonus for Executive Directors is deferred into Ordinary Shares or ADSs. Typically, the shares are acquired on the open market at the prevailing market price at the date of the vesting. The number of shares acquired reflects the number of shares which would have been acquired at the prevailing market price on the award date.
Basis of award	Automatic deferral of one-third of annual bonus into Ordinary Shares or ADSs.
Face value of award	£112,000 (based on a grant price of	£345,000[1] (based on a grant price of
	2939 pence per share).	2939 pence per share).
Vesting level at threshold performance[2]	100%
End of performance period[3]	25 February 2016
Summary of performance measures and targets	No performance conditions apply, but vesting is ordinarily subject to continued employment.

[1]	Mr Lowth ceased to be a Director of the Company on 31 October 2013. The Remuneration Committee exercised its discretion by determining that Mr Lowth’s Deferred Bonus Plan awards for 2010 (10,281 shares), 2011 (9,001 shares) and 2012 (11,728 shares) will vest on their pre-determined vesting dates. The 2010 award will vest on 25 February 2014, the 2011 award will vest on 24 February 2015, and the 2012 award will vest on 25 February 2016.
[2]	No performance conditions apply under the Deferred Bonus Plan, other than continued employment.
[3]	As no performance conditions apply, this date represents the end of the holding period.

Performance Share Plan (PSP)

	Pascal Soriot	Marc Dunoyer	Simon Lowth[1]
Interest awarded	125,113 Ordinary Shares awarded on 11 June 2013.	90,853 Ordinary Shares awarded on 1 August 2013.	67,834 Ordinary Shares awarded on 11 June 2013.
Description of interest	The PSP provides for the grant of awards over Ordinary Shares or ADSs. The vesting date is the third anniversary of the date of the award, subject to performance and continued employment.
Basis of award

Annual target award expressed as a percentage of base salary.

When granting LTI awards to Mr Soriot, the Remuneration Committee applied a target expected value of 250% of base salary, weighted 75% in favour of the PSP and 25% in favour of the AZIP. For the PSP, we assume an expected value on vesting of 50% of the value of the award at grant, which equates to an on-target award at face value of 375% of base salary.

Annual target award expressed as a percentage of annualised base salary in respect of Mr Dunoyer’s position as EVP, GPPS and an additional award on recruitment to compensate Mr Dunoyer for the forfeiture of unvested LTI awards from his previous employer.

Mr Dunoyer did not receive any PSP awards during the year in respect of his position as a Director.

Annual target award expressed as a percentage of base salary.

When granting LTI awards to Mr Lowth, the Remuneration Committee applied a target expected value of 210% of base salary, weighted 75% in favour of the PSP and 25% in favour of the AZIP. For the PSP, we assume an expected value on vesting of 50% of the value of the award at grant, which equates to an on-target award at face value of 315% of Mr Lowth’s base salary at the time of the award.

Face value of award	£4,125,000 (based on a grant price of 3297 pence per share).	£3,000,000 (based on a grant price of 3302 pence per share).	£2,236,000 (based on a grant price of 3297 pence per share).
Vesting level at threshold performance	25%
End of performance period	31 December 2015
Summary of performance measures and targets

A combination of measures focused on our scientific, commercial and financial performance assessed over the relevant three-year performance period:

> Twenty five percent of the award is based on the relative TSR performance of the Company against a predetermined peer group of global pharmaceutical companies. More information about the TSR performance of the Company, including the Company’s peer group, is set out in the Total shareholder return section from page 110.

> Twenty five percent of the award is based on the achievement of a cumulative free cash flow target.

> Twenty five percent of the award is based on Achieve Scientific Leadership measures covering five areas: an NME target, which reflects the Company’s ability to deliver innovation to the market; major life-cycle management approvals, which represent a good proxy for near-to-mid term growth; the volume of NMEs in Phase III and their registration; a target for peak-year sales, to track the value of pipeline output; and delivery from our research and early development organisation, assessed by Phase II starts.

> Twenty five percent of the award is based on Return to Growth measures based on quantitative sales targets relating to the Company’s five growth platforms: Brilinta, diabetes, respiratory, Emerging Markets, and Japan.

The precise targets or target ranges set at the beginning of the performance period are closely aligned to the Company’s strategic priorities and, in the judgement of the Board, disclosure of certain of these may compromise the Company’s competitive position versus its peers and therefore be prejudicial to the interests of the Company and its shareholders. As the PSP performance measures are an indicator of the Company’s longer-term strategic priorities, we believe that these targets/target ranges are and will remain commercially sensitive.

More information about the PSP’s performance measures is set out on page 118 of the Remuneration Policy Report.

[1]	Mr Lowth ceased to be a Director on 31 October 2013 and all outstanding LTI awards made under the PSP lapsed in accordance with the PSP plan rules on the termination of his employment.

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Share interests awarded during the year (Audited) continued

AstraZeneca Investment Plan (AZIP)

	Pascal Soriot	Marc Dunoyer	Simon Lowth[1]
Interest awarded	89,960 Ordinary Shares awarded on 11 June 2013.	8,176 Ordinary Shares awarded on 1 August 2013.	11,305 Ordinary Shares awarded on 11 June 2013.
Description of interest	The AZIP provides for the grant of awards over Ordinary Shares or ADSs. The vesting date is the eighth anniversary of the start of the performance period (being 1 January in any given year), subject to performance and continued employment.
Basis of award

The award comprises:

>  Mr Soriot’s regular 2013 award, with a face value of 62.5% of base salary

>  a previously announced award which replaces that originally made when Mr Soriot joined the Company in October 2012.

The forfeiture and replacement of the AZIP award was determined by the Remuneration Committee to be in the interests of shareholders as it more closely aligns Mr Soriot’s LTI arrangements to the strategy announced by the Company in March 2013.

When granting LTI awards to Mr Soriot, the Remuneration Committee applied a target expected value of 250% of base salary, weighted 25% in favour of the AZIP and 75% in favour of the PSP. For the AZIP, we assume an expected value on vesting of 100% of the value of the award at grant, which equates to an on-target award at face value of 62.5% of base salary.

Annual target award expressed as a percentage of base salary in respect of Mr Dunoyer’s position as EVP, GPPS and an additional award to compensate Mr Dunoyer for the forfeiture of unvested LTI awards from his previous employer.

Mr Dunoyer did not receive any AZIP awards during the year in respect of his position as a Director.

Annual target award expressed as a percentage of base salary.

When granting LTI awards to Mr Lowth, the Remuneration Committee applied a target expected value of 210% of base salary, weighted 25% in favour of the AZIP and 75% in favour of the PSP. For the AZIP, we assume an expected value on vesting of 100% of the value of the award at grant, which equates to an on-target award at face value of 52.5% of base salary at the time of the award.

Face value of award	£2,966,000[2] (based on a grant price of 3297 pence per share).	£270,000 (based on a grant price of 3302 pence per share).	£373,000 (based on a grant price of 3297 pence per share).
Vesting level at threshold performance	100%
End of performance period	31 December 2016
Summary of performance measures and targets

Dividend and dividend cover hurdles, assessed over the relevant four-year performance period:

> dividend per share of $2.80 maintained, or increased, over the performance period

> dividend cover of 1.5 maintained over the performance period, calculated on the basis of Core EPS.

Both performance hurdles must be achieved in each year of the performance period for the award to vest.

More information about the AZIP’s performance hurdles is set out on page 119 of the Remuneration Policy Report.

[1]	Mr Lowth ceased to be a Director on 31 October 2013 and all outstanding LTI awards made under the AZIP lapsed in accordance with the plan rules on the termination of his employment.
[2]	The AZIP award of 89,960 shares comprises 20,852 shares awarded in the normal operation of the plan in 2013 and an award of 69,108 shares as part of the previously announced commitment on recruitment when Mr Soriot joined the Company in October 2012.

Restricted Share Plan (RSP)

Marc Dunoyer
Interest awarded	65,505 Ordinary Shares awarded on 1 August 2013.
Description of interest

Grant of award over Ordinary Shares. The RSP award will vest as follows:

> 9,103 shares will vest on 15 June 2014 subject to continued employment

> 41,472 shares will vest on 15 June 2015 subject to continued employment

> 14,930 shares will vest on 1 August 2016 subject to the same performance conditions as the PSP, and continued employment.

Basis of award	Award of Ordinary Shares to compensate Mr Dunoyer for the forfeiture of unvested LTI awards from his previous employer.
Face value of award	£2,163,000 (based on a grant price of 3302 pence per share).
Vesting level at threshold performance	25% in respect of those shares subject to the same performance conditions as the PSP. 100% in respect of those shares subject to continued employment.
End of performance period[1]	31 December 2015 for shares subject to the same performance conditions as the PSP. For those shares subject to continued employment, the vesting dates are as detailed above.
Summary of performance measures and targets	Continued employment and, in respect of those shares subject to the same performance conditions as the PSP, the performance measures are as detailed in the PSP table on page 118.

[1]	For those shares for which no performance conditions apply, this date represents the end of the holding period.

108	AstraZeneca Annual Report and Form 20-F Information 2013

Payments to past Directors (Audited)

No payments were made during 2013 to former Directors.

Payments for loss of office (Audited)

Mr Lowth ceased to be a Director of the Company on 31 October 2013. Mr Lowth received his base salary and benefits up until the end of October 2013 and did not receive any payments for the remainder of his notice period. Mr Lowth was not eligible to receive an annual bonus for 2013 and all outstanding LTI awards made under the PSP and AZIP lapsed in accordance with the plan rules on resignation. The Remuneration Committee exercised its discretion by determining that Mr Lowth’s Deferred Bonus Plan awards for 2010 (10,281 shares), 2011 (9,001 shares) and 2012 (11,728 shares) would vest on their pre-determined vesting dates. The 2010 award will vest on 25 February 2014, the 2011 award will vest on 24 February 2015, and the 2012 award will vest on 25 February 2016.

Service contracts

The notice periods and unexpired terms of Executive Directors’ service contracts at 31 December 2013 are shown in the table below.

Subject to the arrangements in respect of the first 12 months of Mr Dunoyer’s service, which are described below, either AstraZeneca or the Executive Director may terminate the service contract on 12 months’ notice.

Executive Director	Date of service contract	Unexpired term at 31 December 2013		Notice period
Pascal Soriot	27 August 2012	12 months		12 months
Marc Dunoyer	15 March 2013	18 months	[1]	Reducing to 12 months	[1]

[1]	The notice period in Mr Dunoyer’s service contract was 24 months initially, which is reducing by one month for each month of service and will stabilise from June 2014 at a 12 month notice period.

Remuneration context and our past performance

Statement of change in remuneration of CEO compared to other employees

	Percentage change of CEO against 2012	Average percentage change for employees against 2012
Salary	0%[1]	3%
Taxable benefits	6%	3%
Annual bonus	39%	17%

[1]	Mr Soriot was appointed as CEO with effect from 1 October 2012, with an annualised base salary of £1,100,000. No increase in base salary was awarded to Mr Soriot in 2013. David Brennan, who relinquished his responsibilities as a Director and as CEO on 1 June 2012, was eligible to receive an annualised base salary of £997,223 for 2012.

The employee comparator group comprises employees in the UK, US and Sweden. We consider this to be an appropriate comparator group because it is representative of the Group’s major functions (Commercial, R&D, Manufacturing and Supply, and Enabling Functions) and the employee populations are well balanced in terms of seniority and demographics. To provide a meaningful comparison of salary increases, a consistent employee comparator group is used by which the same individuals appear in the 2012 and 2013 group.

CEO total remuneration table

Year	CEO	CEO single total figure remuneration (£’000)		Annual bonus (£’000)	Annual bonus payout against maximum opportunity (%)		Value of LTIs at vest (£’000)		LTI vesting rates against maximum opportunity (%)
2013	Pascal Soriot	3,344		1,870	94		–		–
2012	Pascal Soriot[1]	3,693	[2]	335	68		–		–
	Simon Lowth[3]	3,289		1,034	86		1,301	[4]	38	[4]
	David Brennan[5]	4,147	[6]	–	–	[7]	2,538		38
2011	David Brennan	7,863		1,326	74		5,386		62
2010	David Brennan	9,690		1,583	90		6,937		100
2009	David Brennan	5,767		1,751	100		2,795		62

[1]	Mr Soriot was appointed CEO with effect from 1 October 2012.
[2]	This figure includes £991,000 paid to compensate Mr Soriot in respect of his forfeited bonus opportunity for 2012 and an award of £2,000,000 to compensate him for his loss of LTI awards from his previous employer.
[3]	Mr Lowth acted as Interim CEO from June to September 2012 inclusive. The figures in relation to Mr Lowth represent his total remuneration for 2012, as detailed in the Directors’ single total figure remuneration table on page 105.
[4]	Mr Lowth’s LTI awards which vested during 2012 were not awarded or received in respect of his performance as Interim CEO.
[5]	Mr Brennan ceased to be a Director on 1 June 2012.
[6]	This figure includes Mr Brennan’s pay in lieu of notice of £914,000.
[7]	Mr Brennan informed the Remuneration Committee that he did not wish to be considered for a bonus in respect of that part of 2012 in which he was CEO. The Remuneration Committee determined that no such bonus would be awarded and also that there should be no bonus award relating to his contractual notice period.

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Relative importance of spend on remuneration

The table below shows the overall spend on employee remuneration and expenditure on shareholder distributions through dividends and the Company’s share repurchase programme.

Each of the figures below has been calculated in accordance with the Group Accounting Policies and has been drawn from either the Company’s Consolidated Statement of Comprehensive Income on page 132, or its Consolidated Statement of Cash Flows on page 135. Further information on the Group’s Accounting Policies can be found from page 136.

	2013 $m	2012 $m	Difference in spend between years $m	Difference in spend between years %
Total employee remuneration[1]	5,276	5,743	(467)	(8.13)
Distributions to shareholders:
– Dividends paid	3,461	3,665	(204)	(5.57)
– Share repurchases[2]	–	2,635	(2,635)

[1]	This figure includes the remuneration paid to all employees in the Group, including the Executive Directors but excluding the Non-Executive Directors, who are not employees.
[2]	The share repurchase programme was suspended with effect from 1 October 2012.

Total shareholder return (TSR)

The chart below compares the TSR performance of the Company over the past five years with the TSR of the FTSE100 Index. This graph is re-based to 100 at the start of the relevant five-year period. We have also included a ‘Pharmaceutical peers (average)’, which reflects the TSR of the current comparator group.

The additional chart below shows how the Company’s TSR performance has compared with the TSR for the relevant companies in the comparator group from the first day in the three-year performance period in respect of the PSP award made during the year to 31 December 2013, and how the Company ranks against those other companies on this basis.

To alleviate any short-term volatility, the return index is averaged in the TSR calculations for each company over the three months prior to the start of the relevant performance period (as stipulated in the PSP rules) and, for the purposes of the chart below, over the last three months of 2013.

TSR over a five-year period

AstraZeneca TSR vs comparator group

1 January 2013 to 31 December 2013 (%)

Key: AZ AstraZeneca, AV AbbVie, BMS Bristol-Myers Squibb, GSK GlaxoSmithKline, J&J Johnson & Johnson, LLY Eli Lilly, MRK Merck, NOV Novartis, PFI Pfizer, RH Roche Holding, SA Sanofi-Aventis

Directors’ interests in shares (Audited)

Under the Company’s Articles all Directors must, within two months of their appointment, acquire a beneficial interest in at least 500 shares in the Company. All of the Directors fulfil this requirement at the date of this Directors’ Remuneration Report.

In addition to this mandatory requirement, the Board imposes minimum shareholding requirements on the Executive Directors and SET members. The CEO is required to build a shareholding and hold shares amounting to 300% of base salary, and the CFO is required to hold shares amounting to 200% of base salary, each within five years of their date of appointment. At the date of this report, Mr Soriot has fulfilled this requirement but, in view of Mr Dunoyer’s recent appointment as CFO, he does not yet fulfil the shareholding requirement. All other SET members are required to build a shareholding over time and hold 125% of base salary as shares while in office.

The Board also encourages each Non-Executive Director to build up, over a period of three years, a shareholding in the Company with a value approximately equivalent to the basic annual fee for a Non-Executive Director (£75,000) or, in the case of the Chairman, approximately equivalent to his basic annual fee (£500,000). Geneviève Berger, Graham Chipchase and Bruce Burlington are building their shareholding in the Company over time. All of the other Non-Executive Directors, including the Chairman, had fulfilled this expectation as at 31 December 2013.

110	AstraZeneca Annual Report and Form 20-F Information 2013

The tables below show the interests of the Directors (including the interests of their Connected Persons, as such term is defined in the Financial Services and Markets Act 2000) in Ordinary Shares as at 31 December 2013 or on the date that they ceased to be a Director (if earlier), as well as details of any Director’s interests in options over the Company’s shares. All such interests were beneficial except as otherwise stated. No Director or senior executive beneficially owns, or has options over, 1% or more of the issued share capital of the Company, nor do they have different voting rights from other shareholders. None of the Directors has a beneficial interest in the shares of any of the Company’s subsidiaries. Between 31 December 2013 and 6 February 2014, there was no change in the interests in Ordinary Shares shown in the tables below.

Executive Directors

	Shares held							Options held
Executive Director	Beneficially held	Value of shares held beneficially as percentage of base salary[1]	Shareholding requirement (to be built up within 5 years of date of appointment)	Subject to performance conditions		Subject to deferral		Vested but unexercised	Exercised during the year		Total
Pascal Soriot	151,581	493%	300%	215,073		45,263		–	–		411,917
Marc Dunoyer	500	3%	200%	113,959		50,575		–	–		165,034
Simon Lowth[2]	76,479	385%	200%	232,527	[3]	31,010	[4]	–	65,131	[5]	340,016

[1]	Based on the London Stock Exchange closing price of 3574.5 pence per Ordinary Share on 31 December 2013.
[2]	Mr Lowth ceased to be a Director of the Company on 31 October 2013.
[3]	This figure represents Mr Lowth’s outstanding LTI awards made under the PSP and AZIP which lapsed when he ceased to be a Director of the Company on 31 October 2013, in accordance with the plan rules on resignation.
[4]	The Remuneration Committee determined that Mr Lowth’s Deferred Bonus Plan awards for 2010 (10,281 shares), 2011 (9,001 shares) and 2012 (11,728 shares) will vest on their pre-determined vesting dates.
[5]	On 26 April 2013, Mr Lowth exercised an option over 65,131 Ordinary Shares at an exercise price of 2280 pence per share. The market price on the exercise date was 3316 pence per share, providing a pre-tax gain on exercise of £675,000.

Non-Executive Directors

The Non-Executive Directors are not eligible to receive shares in the Company that are the subject of performance conditions.

	Beneficial interest in Ordinary Shares at 31 December 2012	Change to beneficial interest	Beneficial interest in Ordinary Shares at 31 December 2013
Leif Johansson	28,509	–	28,509
Geneviève Berger	900	–	900
Bruce Burlington	1,553	–	1,553
Graham Chipchase	1,500	–	1,500
Jean-Philippe Courtois	2,635	–	2,635
Rudy Markham	2,452	–	2,452
Nancy Rothwell	2,405	238	2,643
Shriti Vadera	3,000	–	3,000
John Varley	5,444	–	5,444
Marcus Wallenberg	63,646	–	63,646

Implementation of Remuneration Policy in 2014

The Company’s Remuneration Policy (the Policy) will be subject to a binding shareholder vote at the Company’s AGM which will be held in April 2014. It is intended that the Policy will remain in force for three years unless earlier revision is required, and will be effective from 1 January 2015. The Company will have regard to the proposed Policy in determining remuneration practices in the intervening period. The Implementation Report, detailing the implementation of the Company’s remuneration policy in the previous year, will be subject to an advisory shareholder vote at the Company’s AGM each year.

Effective from 1 January 2014, Mr Soriot’s base salary was increased in line with increases in the UK employee population by 3% to £1,133,000. Mr Soriot’s pension allowance will increase to 30% of base salary per annum with effect from 1 January 2014, in line with pension allowances provided in comparable roles in the FTSE30. Mr Soriot’s target annual bonus opportunity will remain unchanged at 100% of salary and his LTI plan target will remain unchanged at 250% of base salary. However, the Remuneration Committee has exercised its discretion to grant an above-target LTI award for 2014 of 285% of base salary.

In view of the timing of Mr Dunoyer’s appointment as CFO on 1 November 2013, the Remuneration Committee expects his remuneration will next be reviewed, in line with the Policy, at the end of 2014. Accordingly, for 2014, Mr Dunoyer’s annualised base salary will remain unchanged at £680,000, his target annual bonus opportunity will remain unchanged at 90% of base salary and his LTI plan target award will remain unchanged at 200% of base salary. The Remuneration Committee awarded Mr Dunoyer an LTI award for 2014 of 200% of base salary.

The performance measures and weightings for 2014 in respect of the LTI plans (AZIP and PSP) will be consistent with those described in the Long Term Incentives section in the Remuneration Policy Report from page 117. The annual bonus measures and weightings for 2014 will be consistent with those set in 2013 as described in the summary table overleaf. Individual performance for each of the Directors will be assessed by reference to individual objectives in line with the Company’s objectives for the year.

Further information on the performance measures and targets set in respect of the annual bonus for 2013 can be found in the Additional notes to the Directors’ single total figure remuneration table section from page 105, and further information on the performance measures in respect of the Company’s LTI plans in 2013 can be found in the Share interests awarded during the year tables from page 107.

Board and Committee fees for the Non-Executive Directors, including the Chairman, will be reviewed in 2014. Further information on the Non-Executive Directors’ Board and Committee fees can be found on page 126 of the Remuneration Policy Report.

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Corporate Governance | Directors’ Remuneration Report

Summary of Executive Directors’ remuneration for 2014

Executive Directors’ remuneration opportunity

	Pascal Soriot (CEO)	Marc Dunoyer (CFO)
Base salary	£1,133,000	£680,000
Pension provision	30% of base salary	24% of base salary
Annual bonus target	100% of base salary (normal range 0%-180%)	90% of base salary (normal range 0%-150%)
LTI plan award	285% of base salary[1]	200% of base salary

[1]	LTI plan target remains at 250% of base salary.

Annual bonus

Achieve Scientific Leadership performance measures	Weighting	Return to Growth performance measures	Weighting	Achieve Group Financial Targets performance measures	Weighting
Phase II starts/progressions	6% of target bonus per measure	Deliver Brilinta target	6% of target bonus per measure	Achieve cash flow from	10% of target bonus
operating activities target
Phase III investment decisions		Build diabetes franchise		Achieve Core EPS target	20% of target bonus
NME and major life-cycle		Deliver sales growth in		Achieve overall	10% of target bonus
management submissions		Emerging Markets		revenue target
NME and major life-cycle		Deliver respiratory goals
management approvals
Clinical stage external licensing		Deliver Japan growth target
and partnering opportunities

LTI plans

Performance measures
PSP	A combination of measures focused on scientific leadership, revenue generation, TSR and free cash flow assessed over the relevant three-year performance period.
AZIP	Dividend and dividend cover hurdles, assessed over the relevant four-year performance period:
> dividend per share of $2.80 maintained, or increased, over the performance period
> dividend cover of 1.5 maintained over the performance period, calculated on the basis of Core earnings per share.
Both performance hurdles must be achieved for the award to vest.

Additional information: Executive Directors’ share plans

Deferred Bonus Plan

As described on page 11, there is a requirement for Executive Directors and SET members to defer a certain proportion of any short-term bonus payments into Ordinary Shares or ADSs. The interests of Directors at 31 December 2013 in Ordinary Shares or ADSs that are the subject of awards under these arrangements are shown below:

	Number of shares	Award price (pence)	Grant date[1]	Vesting date[1]
Pascal Soriot
Total at 1 January 2013	–
2013 Award	3,799	2939	25.02.13	25.02.16
Total at 31 December 2013	3,799

[1]	UK date convention applies.

Performance Share Plan (PSP)

The interests of Directors at 31 December 2013 in Ordinary Shares that are the subject of awards under the PSP are shown below:

	Number of shares	Award price (pence)	Grant date[1]	Vesting date[1]	Performance period[1]
Pascal Soriot
Total at 1 January 2013	–
2013 Share Award	125,113	3297	11.06.13	11.06.16	01.01.13 – 31.12.15
Total at 31 December 2013	125,113
Marc Dunoyer
Total at 1 January 2013	–
2013 Share Award	90,853	3302	01.08.13	01.08.16	01.01.13 – 31.12.15
Total at 31 December 2013	90,853

[1]	UK date convention applies.

112	AstraZeneca Annual Report and Form 20-F Information 2013

AstraZeneca Investment Plan (AZIP)

The interests of Directors at 31 December 2013 in Ordinary Shares that are the subject of awards under the AZIP are shown below:

	Number of shares	Award price (pence)	Grant date[1]	Vesting date[1]	Performance period[1]
Pascal Soriot
2012 Share Award[2]	69,108	2894	26.10.12	01.01.20	01.01.12 – 31.12.15
Total at 1 January 2013	69,108
Forfeiture of 2012 Share Award[2]	(69,108)
2013 Share Award[2]	89,960	3297	11.06.13	01.01.21	01.01.13 – 31.12.16
Total at 31 December 2013	89,960
Marc Dunoyer
Total at 1 January 2013	–
2013 Share Award	8,176	3302	01.08.13	01.01.21	01.01.13 – 31.12.16
Total at 31 December 2013	8,176

[1]	UK date convention applies.
[2]	The AZIP award of 89,960 shares comprises a regular 2013 award of 20,852 shares and a previously announced award which replaces that originally made when Mr Soriot joined the Company in October 2012.

Restricted share award

On 26 October 2012, Mr Soriot was granted an award of 69,108 restricted shares at an award price of 2894 pence per share. When Mr Soriot joined AstraZeneca, he forfeited awards made to him by his previous employer. The Remuneration Committee determined that it was appropriate to compensate him for the value of those forfeited awards. AstraZeneca received an independent assessment of their value. The restricted shares vested, or will vest (subject to the Company’s closed trading periods), as follows:

> 27,644 vested on 31 October 2013

> 20,732 will vest on 1 October 2014

> 20,732 will vest on 1 October 2015.

The interests of Mr Soriot at 31 December 2013 in Ordinary Shares that are the subject of awards under this arrangement are shown below:

	Number of shares	Award price (pence)	Price on vesting date (pence)	Grant date[1]	Vesting date[1]
Pascal Soriot
2012 Award	69,108	2894		26.10.12	variable
Total at 1 January 2013	69,108
Partial vesting of 2012 Award	(27,644)[2]		3330
Total at 31 December 2013	41,464

[1]	UK date convention applies.
[2]	Following certain mandatory tax deductions, Mr Soriot became beneficially interested in a net number of 23,981 Ordinary Shares.

Restricted Share Plan

On 1 August 2013, Mr Dunoyer was granted an award of 65,505 restricted shares at an award price of 3302 pence per share. When Mr Dunoyer joined AstraZeneca as EVP, GPPS, he forfeited awards made to him by his previous employer. The Remuneration Committee determined that it was appropriate to compensate him for the value of those forfeited awards. AstraZeneca received an independent assessment of their value. The restricted shares will vest as follows:

> 9,103 shares will vest on 15 June 2014

> 41,472 shares will vest on 15 June 2015

> 14,930 shares will vest on 1 August 2016.

The interests of Mr Dunoyer at 31 December 2013 in Ordinary Shares that are the subject of awards under this arrangement are shown below:

	Number of shares	Award price (pence)	Grant date[1]	Vesting date[1]
Marc Dunoyer
Total at 1 January 2013	–
2013 Award	65,505	3302	01.08.13	variable
Total at 31 December 2013	65,505

[1]	UK date convention applies.

AstraZeneca Annual Report and Form 20-F Information 2013	113

Corporate Governance | Directors’ Remuneration Report

Remuneration Policy Report

This section sets out the Remuneration Policy (the Policy) that will be put forward for approval by shareholders at the Company’s AGM in April 2014. It is intended that the Policy shall apply from 1 January 2015 for a period of three years, and that remuneration paid in the period between the date of the AGM and the effective date of the Policy will be substantially in line with the Policy.

Setting the Company’s Policy

The Remuneration Committee is responsible for setting overall remuneration policy and makes decisions about specific remuneration arrangements in the broader context of employee remuneration throughout the Group. All roles within the organisation are benchmarked against comparable roles in similar organisations and in the employee’s local market to ensure the Company is paying fairly at all levels. Executive Directors’ remuneration arrangements are benchmarked against a global pharmaceutical peer group and the FTSE30. Each year the Company actively engages with its employees, either on a Group-wide basis or in the context of smaller focus groups, in order to solicit feedback generally and on a wide range of specified issues, including pay.

While the Remuneration Committee did not consult with employees when determining the Executive Directors’ remuneration policy, it does annually review Group remuneration data including ratios of average pay to senior executive pay; bonus data; gender and geographical data in relation to base salaries and variable compensation; and aggregate data about the shareholding levels of senior managers. Many employees are also shareholders in the Company and therefore will have the opportunity to vote at the 2014 AGM on this Remuneration Policy Report. In reviewing the base salaries of Executive Directors, the Remuneration Committee considers the overall level of any salary increases being awarded to employees in the Executive Director’s local market in the relevant year.

In all aspects of its work, the Remuneration Committee considers both the external environment in which the Company operates and the guidance issued by organisations representing institutional shareholders. It consults the Company’s largest investors on general and specific remuneration matters and provides an annual opportunity for representatives of those investors to meet the Chairman of the Remuneration Committee and other Remuneration Committee and Board members. Major shareholders were consulted on the changes made to the LTI performance measures in 2013, and it is the Company’s policy to seek input from major shareholders on an ad hoc basis where significant changes to remuneration arrangements are proposed. Members of the Remuneration Committee met with major shareholders in December 2013 to discuss the more significant components of the Policy, as set out in this Remuneration Policy Report. The Company’s shareholders are encouraged to attend the Company’s AGM and any views expressed will be considered by the Remuneration Committee’s members. The Remuneration Committee works with the Audit Committee to ensure that the Group’s remuneration policies and practices achieve the right balance between appropriate incentives to reward good performance, managing risk, and the pursuit of the Company’s business objectives.

Legacy arrangements

The Remuneration Committee may approve remuneration payments and payments for loss of office where the terms of the payment were agreed before the Policy came into effect, or at a time when the relevant individual was not a Director of the Company (provided that, in the opinion of the Remuneration Committee, the agreement was not in consideration for the individual becoming a Director of the Company). This includes the exercise of any discretion available to the Remuneration Committee in connection with such payments.

For these purposes, payments include the Remuneration Committee satisfying awards of variable remuneration including awards over shares, on the basis of the terms agreed at the time the award is granted.

Minor amendments

The Remuneration Committee may make minor amendments to the arrangements for the Directors as described in this Remuneration Policy Report (for regulatory, exchange control, tax or administrative purposes, or to take account of a change in legislation).

114	AstraZeneca Annual Report and Form 20-F Information 2013

Remuneration Policy for Executive Directors

Fixed elements of remuneration: base salary, benefits and pension

The Company’s approach to determining and reviewing the salaries of the Executive Directors and the employee population as a whole is the same. On an annual basis, the salaries for individual roles are reviewed in the context of individual sustained performance and the external market. AstraZeneca participates in annual global compensation surveys, which provide benchmarking data for all roles within the organisation, ensuring a robust salary review process for all employees.

The Company seeks to provide an appropriate range of competitive benefits, including pension, to all employees (including Directors) in the context of their local market.

Base salary

Purpose and link to strategy	Operation	Maximum opportunity
Base salary is intended to be sufficient (but no more than necessary) to attract, retain and develop high-calibre individuals in order to deliver the Company’s strategy.

The Remuneration Committee determines base salary based on a number of factors, including (but not limited to):

> Recognition of the value of an individual’s sustained personal performance and contribution to the business

> The individual’s skills and experience

> Internal relativities

> Conditions in the relevant external market.

Base salaries are normally reviewed annually to ensure they remain competitive, with any change usually taking effect from 1 January.

There are no contractual provisions for clawback or malus of base salary.

The current base salaries can be found on page 105 of the Implementation Report.

While there is no formal maximum, annual base salary increases, if any, for the Executive Directors will normally be in line with the percentage increases awarded to the employee population within the individual’s country location.

Higher increases may be made if the Remuneration Committee in its discretion considers it appropriate. For example, this may include:

> Increase in the scope and/or responsibility of the individual’s role

> Development of the individual within the role.

Benefits
Purpose and link to strategy	Operation	Maximum opportunity

To provide market competitive benefits.

Non-cash benefits are designed to be sufficient (but no more generous than necessary) to attract, retain and develop high-calibre individuals in order to deliver the Company’s strategy.

UK-based Executive Directors are provided with a fund under the UK Flexible Benefits Programme. The fund value is based on a range of benefits including:

> Private Medical Insurance for partner and children

> Life assurance

> Permanent health insurance

> Company car

> Additional holidays

> Other additional benefits made available by the Company from time to time that the Remuneration Committee considers appropriate based on the Executive Director’s circumstances.

A Director may choose to take a proportion of, or the entire fund, as cash.

Non-UK based Executive Directors will receive a range of benefits (or a fund of equivalent value) comparable to those typically offered in their local market. They can elect to take the fund as cash or elect one or more of these benefits and take the balance as cash.

At its discretion, for Executive Directors on an international assignment or relocating to take up other Company duties, the Remuneration Committee may consider support towards the reasonable costs of relocation.

At its discretion, the Remuneration Committee may provide an allowance towards the reasonable fees for professional services such as legal, tax, property and financial advice. The Company may also fund the cost of a driver and car for Executive Directors.

The Company also provides Directors’ and Officers’ Liability Insurance and an indemnity to the fullest extent permitted by the law and the Company’s Articles.

There are no contractual provisions for clawback or malus of benefits.

The current value of benefits available can be found on page 10 of the Implementation Report.

The maximum value of the fund available under the UK Flexible Benefits Programme will be equivalent to the cost to the Company of the suite of benefits at the time.

The maximum value of the suite of benefits for non-UK based Executive Directors will be equivalent to the cost of the suite of benefits at the time.

The value of the support towards the costs of relocation will be the reasonable costs associated with the Executive Director’s particular circumstances.

The value of the support towards the costs of professional fees and other costs will be the reasonable costs associated with the Executive Director’s particular circumstances.

The maximum value of the Directors’ and Officers’ Liability Insurance and third party indemnity insurance is the cost at the relevant time.

While the Remuneration Committee has not set an overall level of benefit provision, the Remuneration Committee keeps the benefit policy and benefit levels under review.

Pension
Purpose and link to strategy	Operation	Maximum opportunity
Provision of retirement benefits to attract, retain and develop high-calibre individuals in order to deliver the Company’s strategy.

Company allocations for Executive Directors’ pensions will be a proportion of the individual’s base salary and is in line with local market practice.

As part of the UK Flexible Benefits Programme, the Company provides an allocation consisting of a percentage of the UK-based Executive Director’s base salary, which the Executive Director can elect to pay into a pension scheme or take as cash. The Company will allocate an amount benchmarked to the local market.

There are no contractual provisions for clawback or malus of pension.

Currently the CEO and CFO receive an allocation equivalent to 30% and 24% of their base salaries respectively as a contribution towards the cost of their pension provisions.

The maximum annual allocation that may be provided to UK-based Executive Directors is 35% of base salary.

Non-UK-based Executive Directors will receive a fund for the purpose of providing retirement benefits in line with the local market practice. The maximum value of that fund will be a sum equivalent to local market practice. The Executive Director may elect to take some or all of the fund as cash.

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Corporate Governance | Directors’ Remuneration Report

Variable elements of remuneration

Annual bonus

All employee bonuses are determined by reference to the Group scorecard and an assessment of individual performance. The Group scorecard is designed to reflect the Company’s strategy and the focus of its business activity and priorities in the performance year. The performance measures are recommended by the CEO and determined by the Remuneration Committee at the beginning of each year. They are designed to ensure that all eligible employees receive an element of reward based on the Group’s overall financial and non-financial performance. A scorecard approach ensures that all employees across functions and geographies are focused on the activities critical to delivering the business strategy. The performance measures and weightings underlying the annual bonus plan will be disclosed in advance. The outcomes against targets, for reasons of commercial sensitivity, will be disclosed in arrears. The Implementation Report will identify, in arrears, the performance versus the objectives and the consequent levels of remuneration deemed appropriate by the Remuneration Committee.

For Executive Directors one-third of their pre-tax annual bonus is delivered in shares, which are deferred for three years, under the Deferred Bonus Plan. Employees below SET level receive a bonus in cash and are not required to defer a proportion in shares.

Annual bonus: cash

Purpose and link to strategy	Operation and framework used to assess performance	Maximum opportunity

The annual cash bonus rewards short-term performance against specific annual Group and individual objectives.

These objectives are designed to facilitate the delivery of the Company’s short-term strategy and thereby create value for our shareholders over time.

The annual cash bonus is based on Group and individual performance in the relevant performance year.

Scorecard measures and targets are set annually by the Remuneration Committee based on the key strategic objectives for the year. Payout levels are determined by the Remuneration Committee after the year end, based on performance against targets. The performance period is one year.

The performance measures form a Group scorecard which is closely aligned to business strategy, and rewards scientific, commercial and financial success. While we expect the performance measures to be largely unchanged each year, the Remuneration Committee believes it is inadvisable to commit to a fixed set of measures in advance in order to retain flexibility to align incentives with the focus of corporate strategy in the relevant year.

The greatest weighting is typically placed on the achievement of financial targets, with an equal weighting between the scientific and commercial growth metrics reflecting the importance of both sales and R&D success. The actual annual weighting will depend on the strategic priorities for the performance year.

The Group scorecard is made up of a number of separate metrics within each performance measure. Each metric has a payout range associated with it (including a target which is intended to be stretching). In relation to each metric, a threshold level of performance is specified. If performance falls below this level there will be no payout for that proportion of the award. Each metric has a different weighting. If none of the metrics attributable to a performance measure is met then a bonus payout will not be made in respect of that performance measure. If none of the metrics is met in any of the performance measures, then no bonus payout will be made.

The Board will consider Company performance against the Group scorecard objectives as well as the Executive Director’s individual performance in order to determine the value of the bonus award. Individual performance will be assessed by the Remuneration Committee on the basis of objective criteria established by the Chairman in the case of the CEO, and by the CEO in the case of the CFO. The Remuneration Committee has the discretion to move the theoretical award up or down subject to the annual bonus award being no greater than the maximum percentage of base salary applicable to that award in the year in question.

The Remuneration Committee will use its discretion to ensure that a fair and balanced outcome is achieved, taking into account the overall performance of the Company and the experience of its shareholders.

Two-thirds of the annual bonus is delivered in cash and one-third is delivered in shares, which are deferred for three years as explained below.

The annual bonus, including the deferred share element, payable for target performance for the CEO is currently 100% of base salary and for the CFO is currently 90% of base salary.

For bonuses awarded in respect of 2015 and subsequent years, the Remuneration Committee will have discretion, for up to six years from the payment date, to claw back from individuals some or all of the cash bonus award in certain circumstances including (i) material restatement of the results of the Group, (ii) significant reputational damage to the Group, or (iii) serious misconduct by the individual. However, in the case of (i) and (ii) the Remuneration Committee may only exercise its discretion for up to two years from the payment date.

The maximum annual amount payable to an Executive Director, is 250% of base salary.

If the Remuneration Committee ever felt that it would be in the interests of shareholders to grant an annual bonus of an amount exceeding the historical maximum opportunity of 180% of base salary in the case of the CEO and 150% of base salary in the case of the CFO, it would consult major shareholders in advance.

Annual bonus: Deferred Bonus Plan
Purpose and link to strategy	Operation and framework used to assess performance	Maximum opportunity
The deferred share element of the annual cash bonus under the Deferred Bonus Plan is designed to align Executive Directors’ interests with those of shareholders.

Executive Directors are required to defer one-third of their pre-tax annual cash bonus into shares.

On vesting, the cash value equivalent to dividends that would have been paid during the three-year holding period will be paid subject to continued employment.

Directors must normally remain in employment for three years from grant for deferred shares to vest.

Once performance measures have been applied to determine the value of the total bonus, no further performance measures apply to the deferred share element.

For deferred share elements relating to bonuses awarded in respect of 2015 and subsequent years, the Remuneration Committee has discretion:

> to reduce or cancel any portion of an unvested deferred bonus award in certain circumstances (malus), including (i) material restatement of the results of the Group, (ii) significant reputational damage to the Group, or (iii) serious misconduct by the individual;

> for up to six years from the vesting date, to claw back from individuals some or all of the deferred bonus award in certain circumstances, including (i) material restatement of the results of the Group, (ii) significant reputational damage to the Group, or (iii) serious misconduct by the individual. However, in the case of (i) and (ii) the Remuneration Committee may only exercise its discretion for up to two years from the vesting date.

The maximum deferred bonus for Executive Directors is one-third of the maximum pre-tax bonus as detailed in the Annual bonus: cash section above.

116	AstraZeneca Annual Report and Form 20-F Information 2013

Long Term Incentives (LTIs)

Overview: An Executive Director’s target LTI award is considered annually and set at a level which takes account of market analysis. The Remuneration Committee has discretion to grant awards above or below target based on individual performance and potential. The CEO’s current LTI target is 250% of base salary on an expected value basis, and the CFO’s current LTI target is 200% of base salary on an expected value basis. An illustration of the expected value basis can be found in the Remuneration scenarios for Executive Directors section from page 121.

The Company’s variable long-term arrangements for Executive Directors currently comprise two LTI plans: the PSP and the AZIP. Under each of these plans the maximum market value of shares that may be awarded is 500% of a participant’s base salary. If the Remuneration Committee ever felt that it would be in the interests of shareholders to grant annual variable awards to an Executive Director with values exceeding the historical range of up to 500% in aggregate under the LTI plans, it would consult major shareholders in advance. Currently when LTI awards are granted to Executive Directors, the split between the two plans is weighted in the proportion: 75% PSP and 25% AZIP.

When granting LTI awards the Remuneration Committee applies a target as a percentage of base salary on an expected value basis. For the AZIP, the expected value on vesting is 100% of the value of the award at grant. For the PSP, the expected value on vesting is 50% of the value of the award at grant.

The table overleaf explains the operation, minimums and maximums payable under each of these LTI plans.

Performance measures: Performance measures are recommended by the CEO and determined by the Remuneration Committee. The performance measures in respect of the PSP are designed to drive long-term performance against the Company’s strategic objectives, in terms of commercial, scientific and financial success.

In respect of the AZIP, dividend-based performance hurdles motivate the generation of returns for shareholders on a sustainable basis over an extended period of time, and will be set by the Remuneration Committee at a level it considers appropriate at the start of the performance period. The combined eight-year performance and holding period is designed to reflect the development cycle of a medicine and therefore to align executive reward with successful product development.

When setting the performance measures at the start of the performance period, the Remuneration Committee will also determine an appropriate payout curve (if any), for each measure. The Remuneration Committee will assess performance against the performance measures to determine the level of payout. The Remuneration Committee may exercise its discretion to increase or decrease the payout should it consider it appropriate, subject to the maximum percentage of base salary applicable in the year in question. The intention of the Remuneration Committee is to exercise judgement appropriately, in particular so that the experience of shareholders over time is taken into account. As a matter of good practice, certain major shareholders would be consulted before any material change to the performance measures for the PSP or AZIP are implemented.

The Remuneration Committee seeks to ensure that, on the one hand, reward outcomes are not purely mechanistic; but on the other, that in exercising its discretion, that exercise is not seen by employees to be arbitrary or unfair. The Remuneration Committee’s objective is to use reward arrangements to drive performance by employees which supports the creation of value for shareholders.

Cessation of employment and other circumstances: The LTI plans are governed by plan rules, which define how individual awards should be treated upon termination of an Executive Director’s employment (see Principles of payment for loss of office for Executive Directors section on page 124). Provision is also made for the treatment of awards in respect of corporate activity including rights issues, sale of a business outside the Group and a change of control. The treatment of awards in these circumstances is also subject to Remuneration Committee discretion. In the event of a change of control an award will vest pro rata to the time elapsed between the date of grant of the award and the date of the event to the extent that the performance measures have been met up to the date of the event, subject to the Remuneration Committee’s discretion to make an alternative determination.

Other employees: Other employees at mid to senior levels globally are eligible for LTI awards in the form of PSP and/or Restricted Stock Units. The occupants of approximately 700 senior roles in the Company are currently eligible for PSP awards – these are the leaders who have the ability directly to influence the delivery of the Company’s strategic goals. Awards under the AZIP are currently granted to SET members only (including the Executive Directors).

AstraZeneca Annual Report and Form 20-F Information 2013	117

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AstraZeneca Performance Share Plan (PSP)

Purpose and link to strategy	Operation and framework used to assess performance	Maximum opportunity
The PSP is an LTI plan designed to align the variable pay of our Executive Directors directly to the delivery of our medium-term business strategy.

The PSP provides for the grant of awards over Ordinary Shares or ADSs.

Vesting is dependent on the achievement of stretching three-year performance targets and continued employment.

Performance measures and targets under the PSP are determined by the Remuneration Committee at the start of the relevant three-year performance period and consist of a range of measures designed to incentivise performance in furtherance of the Company’s business strategy. The performance measures (currently a combination of four measures: TSR, cumulative cash flow, sales of medicines in key therapy areas and territories, and innovation metrics) are closely aligned to business strategy, and reward commercial, scientific and financial success.

Currently each of the four measures has an equal weighting. When setting the performance measures at the start of the performance period, the Remuneration Committee will allocate weightings to those measures as it considers appropriate, taking into account strategic and business priorities.

The three-year performance period commences on 1 January in the year of the award. The vesting date is the third anniversary of the date on which the award is granted. A two-year holding period commencing three years from the date of grant for Executive Directors will be included in the new PSP rules which are being put to shareholders for approval at the AGM in 2014 and, if approved, will be effective for awards made after the AGM. These awards will vest at the end of the holding period. During the holding period, no further performance measures will apply as performance has already been assessed.

All the performance measures have a payout curve. The payout curves are structured in different ways depending on the overall objective they are intended to measure. Typically, performance measures are structured such that 25% of the award will vest for threshold level of performance. The relationship between threshold, target and out-performance will be determined by the Remuneration Committee at each grant of the PSP and is dependent on whether the performance measure is science, commercial or finance based. An award will typically vest at 100% if the target (usually set at upper quartile performance) is achieved and threshold level of performance associated with any metric will be at or above a median level. There will be other vesting points between the threshold and maximum of 100% vesting, typically on a straight-line basis where the performance measures permit.

The Remuneration Committee may (acting fairly and reasonably) adjust or waive a performance target if an event occurs that causes it to believe that the performance target is no longer appropriate.

Payouts can range from 0% to 100% of the original award.

On vesting, the cash value equivalent to dividends accrued during the vesting period will be paid.

Subject to shareholder approval of the renewal of the PSP at the 2014 AGM, for awards granted under the PSP after the AGM and in subsequent years, the Remuneration Committee will have discretion:

> to reduce or cancel any portion of an unvested award in certain circumstances (malus), including (i) material restatement of the results of the Group, (ii) significant reputational damage to the Group, or (iii) serious misconduct by the individual;

> for up to six years from the third anniversary of the date of grant, to claw back from individuals some or all of the award in certain circumstances, including (i) material restatement of the results of the Group, (ii) significant reputational damage to the Group, or (iii) serious misconduct by the individual. However, in the case of (i) and (ii) the Remuneration Committee may only exercise its discretion for up to two years from the third anniversary of the date of grant.

Under the PSP plan rules, the maximum market value of shares that may be awarded at the date of grant in respect of any year is 500% of a participant’s annual base salary.

If each aspect of all of the performance measures is met and exceeded, the Remuneration Committee currently has the discretion to pay out a maximum of 125% of the value of the original award. However, the Remuneration Committee has determined that it will not exercise this discretion in relation to outstanding or future awards.

This feature has therefore been removed from the new PSP rules which are being put to shareholders for approval at the AGM in 2014.

118	AstraZeneca Annual Report and Form 20-F Information 2013

AstraZeneca Investment Plan (AZIP)

Purpose and link to strategy	Operation and framework used to assess performance	Maximum opportunity
The combined eight-year performance and holding periods of the AZIP are influenced by the Group’s medicine development cycle, reflecting the long- term investment horizons that are a feature of the pharmaceutical industry.

The AZIP provides for the grant of awards over Ordinary Shares or ADSs.

Vesting is dependent on achievement of two performance measures over a four-year performance period. The award is then subject to a further four-year holding period. Payout of the award is subject to continued employment.

Performance measures and targets under the AZIP are determined by the Remuneration Committee at the start of the relevant four-year performance period.

Currently, two performance measures apply: dividend level and dividend cover. Both measures must be achieved for the award to vest.

If an event occurs which causes the Remuneration Committee (acting fairly and reasonably) to consider that a performance measure is no longer appropriate it may adjust that measure.

The AZIP is operated over a four-year performance period, with a subsequent four-year holding period. Performance periods commence on 1 January in the year of the award. Holding periods run for a period of four years starting from the end of the performance period, and end on the eighth anniversary of the start of the performance period. During the holding period, no further performance measures apply as performance has already been assessed.

If both measures are achieved in each year of the performance period, the award will vest in full at the end of the holding period. If either or both of the measures are not achieved, the award will lapse.

On vesting, the cash value equivalent to dividends paid during the performance and holding periods will be paid.

For awards granted under the AZIP prior to the AGM in 2014, the Company may reduce or cancel some or all of the shares that are the subject of a participant’s award at any time during the performance or the holding period if, in the opinion of the Remuneration Committee (acting fairly and reasonably), this is warranted by the underlying performance of the Company, the occurrence of an event that causes, or is very likely to cause, reputational damage to the Company, or serious misconduct by the participant.

In order to ensure consistency between our LTI plans, for awards granted under the AZIP on or after the AGM and in subsequent years, the Remuneration Committee will have discretion:

> to reduce or cancel any portion of an unvested award in certain circumstances (malus), including (i) material restatement of the results of the Group, (ii) significant reputational damage to the Group, or (iii) serious misconduct by the individual;

> for up to six years from the end of the performance period, to claw back from individuals some or all of the award in certain circumstances, including (i) in the case of material restatement of the results of the Group, (ii) significant reputational damage to the Group, or (iii) serious misconduct by the individual. However, in the case of (i) and (ii) the Remuneration Committee may only exercise its discretion for up to two years from the end of the performance period.

Under the AZIP plan rules the maximum market value of shares that may be awarded at the date of grant in respect of any year is 500% of a participant’s annual base salary.

AstraZeneca Annual Report and Form 20-F Information 2013	119

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Restricted shares

In certain circumstances, as part of the recruitment arrangements, an Executive Director may be awarded restricted shares. There are no performance measures attached to awards of restricted shares because typically they will be awarded for the purpose of compensating newly recruited Executive Directors for loss of entitlements on leaving a previous employment. However, the Remuneration Committee will consider whether the lost incentives were subject to performance measures and their likely vesting. If foregone awards were subject to performance testing, then the compensatory AstraZeneca award will normally be granted under the PSP and/or AZIP in order to align the performance conditions attaching to the award to the delivery of the Company’s strategy. Restricted share awards will generally be used only when the foregone compensation was not subject to performance testing.

The Remuneration Committee may divide an award of restricted shares into tranches vesting at different points and may apply performance measures bespoke to the individual if it considers it appropriate. If it decides to attach performance conditions, the performance conditions and period will be defined at grant.

In most instances, there are no performance conditions attached to these awards. They will therefore vest in full if the individual remains in office on the vesting date.

On vesting, the cash value equivalent to dividends accrued during the vesting period will be paid.

There are no contractual provisions for clawback or malus of awards of restricted shares.

Restricted shares may be used for the same purpose on the recruitment of other employees.

AstraZeneca also operates another restricted share plan (the AstraZeneca Global Restricted Stock Plan) to provide LTI awards to eligible employees globally. Currently Executive Directors and other senior executives are not eligible to participate in this plan.

Award of restricted shares

Purpose and link to strategy	Operation and framework used to assess performance	Maximum opportunity

In certain circumstances, as part of recruitment arrangements, an Executive Director may be made awards of restricted shares. This would ordinarily be to compensate for loss of remuneration opportunities suffered on leaving previous employment.

	See above.	There is no maximum value of an award which may be granted. The Remuneration Committee will determine the value of the award at grant, as it considers appropriate in all the circumstances.

Restricted Share Plan (RSP)
Purpose and link to strategy	Operation and framework used to assess performance	Maximum opportunity
The RSP is a LTI plan designed to align the variable pay of our key employees, excluding Executive Directors, directly to the delivery of our business strategy.

The RSP provides for the granting of restricted share awards to key employees, excluding Executive Directors.

Mr Dunoyer, who was appointed as an Executive Director subsequent to his appointment as EVP, GPPS, was granted an award of restricted shares to compensate for loss of entitlements as a result of leaving his previous employment.

Under the RSP plan rules the maximum market value of shares that may be awarded at the date of grant in respect of any year is 500% of a participant’s annual base salary.

The Remuneration Committee will determine the value of the award at grant, as it considers appropriate in all the circumstances.

In the case of Mr Dunoyer, the maximum payable is 100% of the shares awarded (65,505 shares).

UK employee share plans

All UK-based employees, including the Executive Directors, are eligible to participate in the SAYE Option Scheme and Share Incentive Plan, which are HM Revenue & Customs (HMRC) approved plans.

Share Incentive Plan (SIP)
Purpose and link to strategy	Operation and framework used to assess performance	Maximum opportunity
Encouraging share ownership	The Company operates an HMRC-approved SIP whereby UK employees, including Executive Directors, may save a regular amount over one year with which to purchase Partnership shares and for which, currently, a Matching share is granted for every four shares purchased.	Partnership shares up to £125 per month from pre-tax pay or such other maximum amount as determined by the Company within the parameters of applicable legislation.

SAYE Option Scheme (SAYE)
Purpose and link to strategy	Operation and framework used to assess performance	Maximum opportunity
Encouraging share ownership

The Company operates an HMRC-approved save as you earn option scheme whereby UK employees, including Executive Directors, may save a regular amount over three or five years with which to purchase shares. Currently, shares are acquired at a 10% discount to the market price prevailing at the date of the commencement of the scheme. A maximum discount of 20% may be made available under the scheme.

Up to £250 per month from post-tax pay or such other maximum amount as determined by the Company within the parameters of applicable legislation.

120	AstraZeneca Annual Report and Form 20-F Information 2013

Remuneration scenarios for Executive Directors

The charts below illustrate how much the current Executive Directors could receive under different performance scenarios in the first year of the Policy, assuming a constant share price.

In order to compile the charts below, the following assumptions have been made:

Minimum remuneration	Consists of the fixed elements of remuneration only: base salary, taxable benefits and pension.
	> Base salary is latest known salary, ie that applicable in 2014 as the Remuneration Committee will not determine base salaries for 2015 until the end of 2014.
	> Taxable benefits is taken from the corresponding figure in the Directors’ single total figure remuneration table as set out on page 105, with such sum annualised in the case of Mr Dunoyer.
	> Pension measured as a cash payment equivalent to 30% of base salary in the case of the CEO and 24% of base salary in the case of the CFO.
		Base salary £’000	Taxable benefits £’000	Pension £’000	Total £’000
	Pascal Soriot	1,133	110	340	1,583
	Marc Dunoyer	680	60	163	903

Remuneration for on-plan performance (target)	Based on what the Executive Director would receive if performance were in line with the Company’s expectations:
	> on-target annual bonus payout of 100% of base salary for the CEO, and 90% for the CFO
	> LTI shares which vest at an expected value of 250% of base salary for the CEO (200% in the case of the CFO).
Remuneration for out-performance (above target/ maximum)	Based on what the Executive Director would receive at stretch performance and maximum vesting of the performance shares:
	> an annual bonus payout of 180% of base salary for the CEO, and 150% for the CFO

>  maximum vesting of the awards made under the Company’s LTI plans (representing 100% of the face value of the PSP and AZIP awards where the PSP has an expected value of 50% and the AZIP an expected value of 100%).

Pascal Soriot	Marc Dunoyer

The charts above also include the LTI awards that could be granted in 2015. When granting LTI awards the Remuneration Committee applies a target as a percentage of base salary on an expected value basis. For the AZIP, the expected value on vesting is 100% of the value of the award at grant, and for the PSP, the expected value on vesting is 50% of the award at grant.

When granting LTI awards for the CEO, we apply a target expected value of 250% of base salary weighted 25% in favour of the AZIP (ie 62.5% of base salary) which provides for an award at face value of 62.5% of base salary, and 75% in favour of the PSP (ie 187.5% of base salary) which provides for an award at face value of 375% of base salary.

Accordingly, the combination of the AZIP and PSP awards for the CEO at an expected value of 250% provides a maximum number of shares under the awards with a face value of 437.5% of base salary.

When granting LTI awards for the CFO, we apply a target expected value of 200% of base salary, weighted 25% in favour of the AZIP (ie 50% of base salary) which provides for an award at face value of 50% of base salary, and 75% in favour of the PSP (ie 150% of base salary) which provides for an award at face value of 300% of base salary.

Accordingly, the combination of the AZIP and PSP awards for the CFO at an expected value of 200% provides a maximum number of shares under the awards with a face value of 350% of base salary.

AstraZeneca Annual Report and Form 20-F Information 2013	121

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Approach to recruitment remuneration for Executive Directors

The Company seeks to pay no more than necessary to recruit the best candidate available for a role as an Executive Director. On the recruitment of a new Executive Director, the Company seeks to put in place a remuneration package which is broadly in line with the remuneration package applicable to relevant incumbent Executive Directors. However, in order to offer a competitive package to the most capable candidate, the Company may consider providing remuneration arrangements that exceed those of existing Executive Directors. The Remuneration Committee may also agree to pay allowances to expatriates in line with the Company’s international assignment policy which provides for support towards housing, schooling and other relocation or assignment related costs.

The remuneration package offered to new recruits may include any element listed in the policy table above, or any other element which the Remuneration Committee considers is appropriate given the particular circumstances, with due respect to the interests of the Company’s shareholders.

In considering which elements to include, and in determining the approach for all relevant elements, the Remuneration Committee will take into account a number of different factors, including typical market practice, existing arrangements for the other Executive Directors and internal relativities and market positioning.

The Company may reimburse the costs of financial planning and tax advice to Executive Directors. The Company also provides Directors’ and Officers’ Liability Insurance and an indemnity to the fullest extent permitted by the law and the Company’s Articles to all Executive Directors.

The Company may find it necessary to compensate a new recruit for forfeiture of entitlements from a previous employer. The value of such compensation cannot be anticipated and will depend upon a range of factors including the circumstances of the individual in question. In such circumstances, the Company will seek to offer a package weighted towards equity in the Company. However, the precise nature of the compensation package will depend on the type of entitlement that the recruit is foregoing and which the Company will generally seek to compensate in kind; the buyout might therefore comprise cash and/or restricted shares and/or LTI. The Remuneration Committee will obtain and take into account independent valuations of the entitlements to determine the appropriate level of compensation.

Shares which could be offered to the new recruit would be granted under LTI plans available at the time or under a plan specific to that individual as permitted under the Financial Conduct Authority’s Listing Rules. Performance measures may apply to such share awards. The Company’s policy seeks to link the performance of the Executive Director to the performance of the Company in any given period. The precise targets and measures will depend on the objectives of the Company and the individual at that time and will be determined by the Remuneration Committee.

The Company will not offer cash or shares to newly recruited Executive Directors as a bonus, or ‘golden hello’ on joining other than to compensate for the loss of a previous remuneration opportunity. Where compensation is offered to a new recruit on his or her hire, the Company will explain the reasons for this to shareholders in a timely manner, and will provide details of the payments.

Ongoing annual variable remuneration will not exceed an award which comprises up to 250% of base salary under the annual bonus and up to 500% of base salary under the PSP and up to 500% of base salary under the AZIP. If the Remuneration Committee ever felt that it would be in the interests of shareholders to grant annual variable awards to a new Executive Director with values exceeding the historical range of 0 – 680% of base salary (comprising up to 180% under the annual bonus and up to 500% in aggregate under the LTI plans), it would consult major shareholders in advance.

The Company intends to honour all remuneration arrangements previously entered into in the case of Group employees who are promoted to the position of an Executive Director.

122	AstraZeneca Annual Report and Form 20-F Information 2013

Service contracts for Executive Directors

Save as noted below, it is not intended that service contracts for new Executive Directors will contain terms that are materially different from those summarised below or contained in the Policy set out in this Remuneration Policy Report. The contractual obligations below are applicable to each of the current Executive Directors unless stated otherwise, and to the Executive Directors only.

Notice period

The Company may terminate the employment of an Executive Director by giving not less than 12 months’ written notice. The Company may agree, on the appointment of a new Executive Director, that any notice given by the Company will not expire prior to the second anniversary of the commencement date of the Executive Director’s appointment. The Company agreed to such a provision in the case of Mr Dunoyer.

An Executive Director may terminate his employment on 12 months’ written notice.

Payment in lieu of notice

The Company may terminate an Executive Director’s contract at any time with immediate effect and pay him a sum in lieu of notice. This sum will consist of (i) the base salary that the relevant Executive Director would have been entitled to receive during the notice period; and (ii) the cost to the Company of funding the Executive Director’s flexible benefit arrangements for this period, including the Company’s contribution in respect of pension.

The payment in lieu of notice may be paid as a lump sum or the Company may decide to pay the first six months of the payment in lieu in equal monthly installments, with the balance paid within 30 days of the final installment being paid.

Garden leave	If an Executive Director has given or been given notice of termination, the Company has the right to place the Executive Director on ‘garden leave’.
Summary termination	The Company may terminate an Executive Director’s employment summarily, in particular defined circumstances such as gross misconduct, with no further payment.
Payments in lieu of holiday

If, on termination, the relevant Executive Director has exceeded his accrued holiday entitlement, the value of this excess may be deducted by the Company from any sums payable. If the Executive Director has unused holiday, entitlement, the Remuneration Committee has discretion to require the Executive Director to take such unused holiday during any notice period, or make a payment in lieu of it calculated in the same way as the value of any excess holiday.

Directors’ and Officers’ Liability Insurance

Directors’ and Officers’ Liability Insurance and an indemnity to the fullest extent permitted by the law and the Company’s Articles is provided to the Executive Directors for the duration of their employment and for a minimum of five years following termination.

Deemed treatment under AZIP and restricted share award

In respect of awards made to compensate Mr Soriot for loss of remuneration opportunity at his previous employer, if Mr Soriot gives notice of termination of his employment after the end of the performance period under the AZIP but before the end of the holding period, the award under the AZIP will vest on the earlier of the end of the holding period and the end of the period of 24 months from the date of cessation of employment, unless the Remuneration Committee determines otherwise. If Mr Soriot’s employment is terminated by the Company (other than in the event of prescribed misconduct events), his restricted share award will continue to subsist.

AstraZeneca Annual Report and Form 20-F Information 2013	123

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Principles of payment for loss of office for Executive Directors

The Company does not make additional payments for loss of office, other than, as appropriate, payments in lieu of notice as described above or payments in respect of damages if the Company terminates an Executive Director’s service contract in breach of contract (taking into account, as appropriate, the Director’s ability to mitigate his loss). The Remuneration Committee has discretion to award payments in certain circumstances, as set out below, depending on the nature of the termination and the Executive Director’s performance. The LTI plans are governed by plan rules, which define how individual awards under those plans should be treated upon termination of employment. Provision is also made for the treatment of awards in respect of corporate activity including sale of a business outside the Group. The treatment of awards in these circumstances may also be subject to Remuneration Committee discretion. Generally, awards under LTI plans will only be allowed to vest for those Executive Directors who leave the Company by mutual agreement, for example in circumstances of ill-health, injury, disability, redundancy or retirement, or where employment terminates by reason of the Executive Director’s death (see the table opposite for further information). In addition to any payment in lieu of notice, the individual components of remuneration and other payments which may be payable on loss of office are set out below, subject to the terms of any applicable bonus rules or share incentive plan rules:

>	Annual bonus

An Executive Director may receive a bonus for the performance year in which he leaves the Company. Typically this sum will reflect an on-target bonus pro-rated for the part of the year in which he worked. This is at the discretion of the Remuneration Committee and will depend on the circumstances, including an assessment of the Executive Director’s performance in the relevant period and the circumstances of his departure. The deferred share element of previous bonuses granted, and any deferred share element of the bonus awarded in respect of the departing year, may still vest for the benefit of the departing Executive Director at the end of the period of deferral despite the fact that the Executive Director did not work for the entirety of this period. The Remuneration Committee has the discretion to accelerate and/or retain the deferral period and allow shares to vest for the benefit of the Executive Director on his departure and/or in accordance with the vesting schedule as the case may be. The Remuneration Committee will decide whether it is appropriate in the circumstances for these shares to vest for the benefit of the departing Executive Director.

>	LTI plans

The rules of the LTI plans envisage circumstances under which some, all or none of an Executive Director’s shares held under LTI plans will vest in connection with his departure. The exact timing and number of shares vesting will depend on the circumstances, including the Executive Director’s reason for leaving (as set out in the table opposite) and may be subject to Remuneration Committee discretion, depending on what it considers to be fair and reasonable in the circumstances.

>	Restricted share awards and awards under the RSP

The treatment on termination will depend upon the terms of the individual Executive Director’s awards on recruitment. The Remuneration Committee has discretion to determine the treatment at the time of departure based on what it considers to be fair and reasonable in the circumstances.

>	Non-statutory redundancy payment

Executive Directors are not entitled to non-statutory redundancy payments.

>	Pension contributions and other benefits

Pension contributions and other benefits for Executive Directors will be payable up to the termination date or as part of a payment in lieu of notice as described on page 123.

>	Payments in relation to statutory rights

The amount considered reasonable to pay by the Remuneration Committee in respect of statutory rights may be included in the overall termination payment.

>	Payments required by law

The Company may pay damages, awards, fines or other compensation awarded to or in respect of an Executive Director by any competent court or tribunal or other payments required to be made on termination of employment by any applicable law, regulator or collective labour agreement.

>	Mitigation

The departing Executive Director will be required to mitigate his loss by using reasonable efforts to secure new employment.

>	Professional fees

The Company may pay an amount considered reasonable by the Remuneration Committee in respect of fees for legal and tax advice, and outplacement support for the departing Executive Director.

124	AstraZeneca Annual Report and Form 20-F Information 2013

Treatment of LTI and Deferred Bonus Plan awards on cessation of employment

Plan	Termination by mutual agreement (broadly in circumstances of ill-health, injury, disability, redundancy or retirement and in the case of death and certain corporate events eg sale of a business outside the Group)	Other leaver scenarios
Deferred Bonus Plan (Annual Bonus Plan)	Awards will vest at the end of the relevant deferral period, unless the Remuneration Committee decides otherwise.	Ordinarily awards will lapse unless the Remuneration Committee exercises its discretion to apply the treatment for leavers by mutual agreement.

PSP

Where cessation of employment occurs within three years of the date of grant awards will vest, pro rata to the time elapsed between the date of grant of the award and the date of cessation of employment, at the end of the performance period after performance has been assessed, to the extent that the performance target(s) measured over the performance period has been met.

Where cessation of employment occurs during any holding period the award will vest in respect of all the shares that continue to be subject to the award as soon as practicable following the cessation of employment.

However, the Remuneration Committee has discretion to permit the award to vest immediately on cessation of employment where that cessation occurred as a result of one of the events mentioned above to the extent that the performance target(s) has, in the opinion of the Remuneration Committee, been satisfied from the date of grant to the date of cessation of employment.

However, if the Remuneration Committee believes that exceptional circumstances warrant this, it may exercise its discretion to vest the award on another basis.

Ordinarily awards will lapse unless the Remuneration Committee exercises its discretion to preserve all or part of an award and apply the default treatment for leavers by mutual agreement as described in this table.

This discretion will not be exercised in the case of dismissal for gross misconduct.

AZIP

Death, ill-health, injury or disability:

> in the performance period: the award will vest as soon as practicable following the cessation of employment, pro-rated to take into account the period elapsed between the date of grant and the date of cessation of employment relative to the performance period and pro-rated to take into account the satisfaction of any performance measure(s), as agreed by the Remuneration Committee;

> in the holding period: the award will vest in respect of all the shares that continue to be subject to the award as soon as practicable following the cessation of employment.

Redundancy, retirement or certain corporate events (eg sale of a business outside the Group):

> in the performance period: the award will vest at the later of the end of the performance period and the end of the period of 24 months from the date of cessation of employment, to the extent any performance measures have been met by the end of the performance period and pro-rated to take into account the period elapsed between the date of grant and the date of cessation of employment relative to the performance period;

> in the holding period: the award will vest in respect of all shares that continue to be subject to the award at the earlier of the end of the holding period and the end of the period of 24 months from the date of cessation of employment. Where the Remuneration Committee terminates an Executive Director’s employment (other than for gross misconduct) during the holding period, the awards will vest on the same basis.

In each case described above, the Remuneration Committee has discretion to vest the award or part of the award on a different basis.

Ordinarily awards will lapse unless the Remuneration Committee exercises its discretion to apply the default treatment for leavers by reason of redundancy or retirement described in this table.

Restricted shares and awards under the RSP

Awards will lapse unless the Remuneration Committee exercises its discretion to preserve all or part of an award.

In relation to awards granted on or after 3 February 2014 and, where that award was granted at the time of the Executive Director’s recruitment to the Company in compensation for any awards or bonuses forfeited at his previous employer, the award will vest on the date his employment ceases, pro-rated to take into account the period elapsed between the date of grant and the date of cessation of employment, unless the Remuneration Committee decides not to pro-rate or to pro-rate on some other basis.

Ordinarily awards will lapse unless the Remuneration Committee exercises its discretion to preserve all or part of an award.

AstraZeneca Annual Report and Form 20-F Information 2013	125

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Future Remuneration Policy for Non-Executive Directors

Non-Executive Directors, including the Chairman, receive annual Board fees. Additional fees are also payable for membership and chairmanship of a Board Committee. Non-Executive Directors are not eligible for performance-related bonuses or the grant of share awards or options. No pension contributions are made on their behalf. The annual Board fees applicable to Non-Executive Directors during 2013 are set out below. Fees applicable in future years will be set out in the corresponding year’s Implementation Report. The remuneration of Non-Executive Directors is determined by the Chairman and the Executive Directors. The remuneration of the Chairman is determined by the other members of the Remuneration Committee and the Senior independent Non-Executive Director. No Director is involved in any decision relating to his or her own remuneration.

Annual Board and Committee fees

Purpose and link to strategy	Operation		Maximum opportunity
The annual fees are intended to be sufficient (but no more than necessary) to attract, retain and develop high-calibre individuals.

Non-Executive Directors, including the Chairman, receive annual Board fees and additional fees for membership and chairmanship of a Board Committee.

The individual fees paid to a Non-Executive Director are subject to periodic review and may be increased in the future to ensure that they remain sufficient to attract high-calibre individuals while remaining fair and proportionate. While Non-Executive Directors currently receive their fees in cash, the Company reserves the right to award part, or all, of their fees in shares.

There are no contractual provisions for clawback or malus of fees.

Non-Executive Director fees in 2013:

			The maximum fees payable in aggregate to the Non-Executive Directors may not exceed £2,250,000 per year under the Company’s Articles, as approved by the Company’s shareholders.
		£
	Chairman’s fee	500,000
	Basic Non-Executive Director’s fee	75,000
	Senior independent Non-Executive Director	30,000
	Membership of the Audit Committee	20,000
	Membership of the Remuneration Committee	15,000
	Chairman of the Audit Committee or the Remuneration Committee[1]	20,000
	Membership of the Science Committee	10,000
	Chairman of the Science Committee[1]	7,000
	[1] This fee is in addition to the fee for membership of the relevant Committee.

Benefits
Purpose and link to strategy	Operation		Maximum opportunity
Intended to attract and retain high-calibre individuals.	The Company also provides Directors’ and Officers’ Liability Insurance and an indemnity to the fullest extent permitted by the law and the Company’s Articles and may also reimburse the costs of financial planning and tax advice.		The maximum amount payable in respect of these costs and cost of insurance will be the reimbursement of the Directors’ benefits grossed up for any tax payable by the individual.

Other costs and expenses
Purpose and link to strategy	Operation		Maximum opportunity
Intended to reimburse individuals for legitimately incurred costs and expenses.

In addition to the Chairman’s fee, a proportion of the office costs of the Chairman are reimbursed. In 2013, this amounted to £40,000. The amount of office costs to be reimbursed each year will be determined at the discretion of the Remuneration Committee, based on an assessment of the reasonable requirements of the Chairman. The Remuneration Committee has the discretion to approve contributions by the Company to office costs of other Non-Executive Directors in circumstances where such payments are deemed proportionate and reasonable.

The Company will pay for all travel (including travel to the Company’s offices), hotel and other expenses reasonably incurred by Non-Executive Directors in the course of the Company’s business, for example, professional fees such as secretarial support, and reimbursement for domestic security arrangements such as lights and alarms following a security assessment.

There are no contractual provisions for clawback or malus of other costs and expenses.

			The maximum amounts payable in respect of these costs and expenses will be the reimbursement of the Directors’ costs and expenses grossed up for any tax payable by the individual.

Letters of appointment

None of the Non-Executive Directors has a service contract but all have letters of appointment. In accordance with the Articles, following their appointment, all Directors must retire at each AGM and may present themselves for election or re-election. The Company is mindful of the independence provisions of the UK Corporate Governance Code and, in this regard, it is anticipated that Non-Executive Directors’ overall tenure will not normally exceed nine years. The Chairman may terminate his appointment at any time, with three months’ notice. None of the Non-Executive Directors has a notice period or any provision in his or her letter of appointment giving him, or her, a right to compensation payable upon early termination of appointment.

On behalf of the Board

A C N Kemp

Company Secretary

6 February 2014

126	AstraZeneca Annual Report and Form 20-F Information 2013

Financial Statements 2013

Preparation of the Financial Statements

and Directors’ Responsibilities

The Directors are responsible for preparing this Annual Report and Form 20-F Information and the Group and Parent Company Financial Statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Parent Company Financial Statements for each financial year. Under that law they are required to prepare the Group Financial Statements in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the Parent Company Financial Statements in accordance with UK Accounting Standards and applicable law (UK GAAP).

Under company law, the Directors must not approve the Financial Statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Parent Company and of their profit or loss for that period. In preparing each of the Group and Parent Company Financial Statements, the Directors are required to:

>	select suitable accounting policies and then apply them consistently
>	make judgements and estimates that are reasonable and prudent
>	for the Group Financial Statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU
>	for the Parent Company Financial Statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Parent Company Financial Statements
>	prepare the Financial Statements on the going concern basis unless it is inappropriate to presume that the Group and the Parent Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Parent Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Parent Company and enable them to ensure that its Financial Statements comply with the Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors’ Report, Strategic Report, Directors’ Remuneration Report, Corporate Governance Report and Audit Committee Report that complies with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on our website. Legislation in the UK governing the preparation and dissemination of Financial Statements may differ from legislation in other jurisdictions.

Directors’ responsibility statement pursuant to DTR 4

The Directors confirm that to the best of our knowledge:

>	The Financial Statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole.
>	The Directors’ Report includes a fair review of the development and performance of the business and the position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

On behalf of the Board of Directors on 6 February 2014

Pascal Soriot

Director

Directors’ Responsibilities for, and Report on,

Internal Control over Financial Reporting

The Directors are responsible for establishing and maintaining adequate internal control over financial reporting. AstraZeneca’s internal control over financial reporting is designed to provide reasonable assurance over the reliability of financial reporting and the preparation of consolidated Financial Statements in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Directors assessed the effectiveness of AstraZeneca’s internal control over financial reporting as at 31 December 2013 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated

Framework (1992). Based on this assessment, the Directors believe that, as at 31 December 2013, the internal control over financial reporting is effective based on those criteria.

KPMG Audit Plc, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting as at 31 December 2013 and, as explained on page 126, has issued an unqualified report thereon.

AstraZeneca Annual Report and Form 20-F Information 2013	127

Financial Statements

Auditor’s Reports on the Financial Statements and on Internal Control over Financial Reporting (Sarbanes-Oxley Act Section 404)

The report set out below is provided in compliance with International Standards on Auditing (UK and Ireland). KPMG Audit Plc has also issued reports in accordance with standards of the Public Company Accounting Oversight Board in the US, which will be included in the Annual Report on Form 20-F to be filed with the US Securities and

Exchange Commission. Those reports are unqualified and include opinions on the Group Financial Statements and on the effectiveness of internal control over financial reporting as at 31 December 2013 (Sarbanes-Oxley Act Section 404). The Directors’ statement on internal control over financial reporting is set out on page 127.

KPMG Audit Plc has also reported separately on the Company Financial Statements of AstraZeneca PLC and on the information in the Directors’ Remuneration Report that is described as having been audited. This audit report is set out on page 187.

Independent Auditor’s Report to the Members of AstraZeneca PLC only

Opinions and conclusions arising from our audit

1. Our opinion on the Group Financial Statements is unmodified

We have audited the Group Financial Statements of AstraZeneca PLC for the year ended 31 December 2013 set out on pages 132 to 186. In our opinion the Group Financial Statements:

>	give a true and fair view of the state of the Group’s affairs as at 31 December 2013 and of its profit for the year then ended;
>	have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU); and

>	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

2. Separate opinion in relation to IFRSs as issued by the International Accounting Standards Board (IASB)

As explained in the Group Accounting Policies section of the Group Financial Statements set out on pages 136 to 140,

the Group, in addition to complying with its legal obligation to apply IFRSs as adopted by the EU, has also applied IFRSs as issued by the IASB.

In our opinion, the Group Financial Statements comply with IFRSs as issued by the IASB.

3. Our assessment of risks of material misstatement

In arriving at our audit opinion above on the Financial Statements the risks of material misstatement that had the greatest effect on our audit were as follows.

Revenue recognition ($25,711m)

Refer to page 100 (Audit Committee Report), page 137 (accounting policy), page 141 and 147 (financial disclosures) and page 83 (financial risk management)

The risk	Our response
Revenue recognition is one of the key judgemental areas for our audit, particularly in respect of estimates made for rebates, chargebacks and returns under contractual and regulatory requirements in the US which are deducted in arriving at revenue.

Our principal audit procedures included: testing the Group’s controls surrounding revenue recognition and key manual and systems-based controls in the order-to-cash transaction cycle, including reconciliations between sales systems and the general ledger; assessing whether appropriate revenue recognition policies are applied through comparison with accounting standards; and performing testing over revenue at significant components, which included analysis of product sales year on year, corroborating movements compared with expectations and inspection of contracts with customers. Our audit work in respect of the accrual for US rebates, chargebacks and returns involved testing key controls including the Group’s review of claims, credits and system accrual rates. In addition, we considered the accuracy and integrity of the accrual calculation, corroborated inputs and key assumptions, both to internal and independent sources, and considered the historical accuracy of the accrual. We also assessed the adequacy of the Group’s disclosures of its revenue recognition policy and other related disclosures.

128	AstraZeneca Annual Report and Form 20-F Information 2013

Carrying value of intangible assets ($16,047m)

Refer to page 100 (Audit Committee Report), page 140 (accounting policy), page 150 (financial disclosures) and page 85 (financial risk management).

The risk	Our response
The Group has significant intangible assets arising from the acquisition of products both launched and in development. Recoverability of these assets is based on forecasting and discounting future cash flows, which are inherently judgemental. For products in development the main risk is successful trial results and obtaining required regulatory approvals. For launched products, the key risk is the ability to successfully commercialise the individual product concerned.

In this area our principal audit procedures included evaluating the Group’s assumptions used in assessing the recoverability of intangible assets, in particular, revenue and cashflow projections, useful life and discount rates. We also performed sensitivity analysis over individual intangible asset models where there was a higher risk of impairment. For products in development, a key assumption is the probability of obtaining the necessary clinical and regulatory approvals. Our procedures around such products in development included critically assessing the reasonableness of the Group’s assumptions through consideration of trial readouts, regulatory announcements and the Group’s internal governance and approval process. We also interviewed a range of key Research and Development personnel and compared assumptions with industry practice. For launched products we challenged key assumptions including the size of the therapeutic area market, the products’ projected share and expected pricing and associated costs. Our procedures also included holding discussions with relevant management personnel, sensitivity analysis based on our experience in the sector and retrospective assessment of the accuracy of the Group’s projections.

We also assessed the adequacy of the Group’s disclosures in respect of the carrying value of intangible assets.

Litigation and contingent liabilities (provisions of $59m)

Refer to page 101 (Audit Committee Report), page 139 (accounting policy), page 176 (financial disclosures) and page 86 (financial risk management).

The risk	Our response

In the normal course of business, contingent liabilities may arise from product-specific and general legal proceedings, from guarantees, government investigations or from environmental liabilities connected with the Group’s current or former sites. The amounts involved are potentially material and the application of accounting standards to determine the amount, if any, to be provided as a liability, is inherently subjective.

Having made enquires of the Directors to obtain their view on the status of significant legal matters, our principal audit procedures included: assessment of correspondence with the Group’s external counsel on all significant legal cases and discussions with external counsel where necessary. In addition we obtained formal confirmations from the Group’s external counsel for all significant litigation, used our own forensic and compliance specialists to assess the Group’s compliance logs and reports to identify actual and potential non-compliance with laws and regulations, both those specific to the Group’s business and those relating to the conduct of business generally, analysed correspondence with regulators and monitored external sources. We also assessed whether the Group’s disclosures detailing significant legal proceedings adequately disclose the potential liabilities of the Group.

Tax provisioning ($2,576m)

Refer to page 101 (Audit Committee Report), page 138 (accounting policy), page 183 (financial disclosures) and page 87 (financial risk management).

The risk	Our response

Due to the Group operating in a number of different tax jurisdictions and the complexities of transfer pricing and other international tax legislation, accruals for tax contingencies require the Directors to make judgements and estimates in relation to tax issues and exposures.

In this area our principal audit procedures included: assessment of correspondence with the relevant tax authorities, and the use of our own local and international tax specialists to analyse and challenge the assumptions used to determine tax provisions based on our knowledge and experiences of the application of the relevant legislation by authorities and courts. We also assessed the adequacy of the Group’s disclosures in respect of tax and uncertain tax positions.

Post-retirement benefits ($2,261m)

Refer to page 101 (Audit Committee Report), page 138 (accounting policy), page 159 (financial disclosures) and page 86 (financial risk management).

The risk	Our response
Significant estimates are made in valuing the Group’s post-retirement defined benefit plans. Small changes in assumptions and estimates used to value the Group’s net pension deficit would have a significant effect on the Group’s financial position.	Our principal audit procedures included the challenge of key assumptions, being the discount rate, inflation rate and mortality/life expectancy supporting the valuation of the Group’s retirement benefit obligations, with the support of our own actuarial specialists. This involved a comparison of these key assumptions used against externally derived data. We obtained third party assurance reports on controls over the valuation of pension assets held by key custodians and compared asset values to third party confirmations. We also assessed the adequacy of the Group’s disclosures in respect of post-retirement benefits.

AstraZeneca Annual Report and Form 20-F Information 2013	129

Financial Statements | Auditor’s Reports

4. Our application of materiality and an overview of the scope of our audit	Materiality of the Group Financial Statements

The materiality for the Group Financial Statements as a whole was set at $248m. This has been determined with reference to a benchmark of Group profit before taxation, which we consider to be one of the principal considerations for members of the Company in assessing the financial performance of the Group. Materiality represents 7.6% of Group profit before tax and 5.0% of Group profit before tax adjusted for this year’s significant intangible asset impairment as disclosed in Note 9.

We agreed with the Audit Committee to report to it all corrected and uncorrected misstatements we identified through our audit with a value in excess of $12m, in addition to other audit misstatements below that threshold that we believe warranted reporting on qualitative grounds.

Audits for Group reporting purposes were performed by component auditors at seven key reporting components in the following countries: the UK, the US, Sweden, China, Japan, Germany and France. In addition, specified audit procedures (predominantly the testing of transaction processing and review controls) for Group reporting purposes were performed at the Group’s shared service centres (both in-house and outsourced) in the UK, Malaysia, Romania and India. The coverage achieved by these Group procedures is shown in the charts below.

$248m Whole financial statements materiality $188m Range of materiality at seven key components ($8m-$188m) $12m Misstatements reported to the Audit Committee

The audits undertaken for Group reporting purposes at the key reporting components of the Group were all performed to lower materiality levels set individually for each component which ranged from $8m up to $188m.

Detailed audit instructions were sent to all the auditors in key components and shared service centres. These instructions covered the significant audit areas that should be covered by these audits (which included the relevant risks of material misstatement detailed above) and set out the information required to be reported back to the Group audit team. The Group audit team visited the key locations in the following countries to discuss key risks and audit strategy: the UK, the US, Sweden and Japan. Video and telephone conference meetings were also held with the auditors at these locations and all other key reporting components that were not physically visited. In addition, detailed specified procedures instructions were sent to all audit teams for work to be carried out at the shared service centre locations. Reporting by exception is also obtained from the majority of the other subsidiaries where a local statutory audit is required, but are not included in scope for audit or specified audit procedures Group reporting.

Scoping and coverage Group revenue	Components’ absolute profits/(losses)	Group total assets

130	AstraZeneca Annual Report and Form 20-F Information 2013

5. Our opinion on the other matter prescribed by the Companies Act 2006 is unmodified

In our opinion the information given in the Strategic Report and the Directors’ Report for the financial year for which the Financial Statements are prepared is consistent with the Group Financial Statements.

6. We have nothing to report in respect of the matters on which we are required to report by exception

Under ISAs (UK and Ireland) we are required to report to you if, based on the knowledge we acquired during our audit, we have identified other information in this Annual Report that contains a material inconsistency with either that knowledge or the Financial Statements, a material misstatement of fact, or that is otherwise misleading.

In particular, we are required to report to you if:

>	we have identified material inconsistencies between the knowledge we acquired during our audit and the Directors’ statement that they consider that the Annual Report and Financial Statements taken as a whole are fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy; or
>	the Audit Committee Report does not appropriately address matters communicated by us to the Audit Committee.

Under the Companies Act 2006 we are required to report to you if, in our opinion:

>	certain disclosures of Directors’ remuneration specified by law are not made; or
>	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

>	the Directors’ statement, set out on page 136, in relation to going concern; and
>	the part of the Corporate Governance Report on pages 88 to 97 relating to the company’s compliance with the nine provisions of the 2010 UK Corporate Governance Code specified for our review.

We have nothing to report in respect of the above responsibilities.

7. Other matter – we have reported separately on the Parent Company Financial Statements

We have reported separately on the Parent Company Financial Statements of AstraZeneca PLC for the year ended 31 December 2013 and on the information in the Directors’ Remuneration Report that is described as having been audited.

Scope of report and responsibilities

As explained more fully in the Directors’ Responsibilities Statement set out on page 127, the Directors are responsible for the preparation of the Financial Statements and for being satisfied that they give a true and fair view. A description of the scope of an audit of Financial Statements is provided on the Financial Reporting Council’s website at www.frc.org.uk/auditscopeukprivate. This report is made solely to the Company’s members as a body and is subject to important explanations and disclaimers regarding our responsibilities, published on our website at www.kpmg.com/uk/ auditscopeukco2013b, which are incorporated into this report as if set out in full and should be read to provide an understanding of the purpose of this report, the work we have undertaken and the basis of our opinions.

Antony Cates

(Senior Statutory Auditor)

for and on behalf of KPMG Audit Plc, Statutory Auditor Chartered Accountants 15 Canada Square London E14 5GL 6 February 2014

AstraZeneca Annual Report and Form 20-F Information 2013	131

Financial Statements

Consolidated Statement of Comprehensive Income

for the year ended 31 December

	Notes	2013 $m	2012 Restated $m *	2011 Restated $m *
Revenue	1	25,711	27,973	33,591
Cost of sales		(5,261)	(5,393)	(6,026)
Gross profit		20,450	22,580	27,565
Distribution costs		(306)	(320)	(346)
Research and development expense	2	(4,821)	(5,243)	(5,523)
Selling, general and administrative costs	2	(12,206)	(9,839)	(11,161)
Profit on disposal of subsidiary	2, 22	–	–	1,483
Other operating income and expense	2	595	970	777
Operating profit	2	3,712	8,148	12,795
Finance income	3	50	42	50
Finance expense	3	(495)	(544)	(562)
Profit before tax		3,267	7,646	12,283
Taxation	4	(696)	(1,376)	(2,333)
Profit for the period		2,571	6,270	9,950

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit liability	18	8	(13)	(657)
Tax on items that will not be reclassified to profit or loss	4	(82)	(65)	164
		(74)	(78)	(493)
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation		(166)	106	(60)
Foreign exchange differences on borrowings designated in net investment hedges		(58)	(46)	24
Fair value movements on derivatives designated in net investment hedges		111	76	–
Amortisation of loss on cash flow hedge		1	1	2
Net available for sale gains taken to equity		69	72	31
Tax on items that may be reclassified subsequently to profit or loss	4	4	4	16
		(39)	213	13
Other comprehensive income for the period, net of tax		(113)	135	(480)
Total comprehensive income for the period		2,458	6,405	9,470

Profit attributable to:
Owners of the Parent		2,556	6,240	9,917
Non-controlling interests		15	30	33

Total comprehensive income attributable to:
Owners of the Parent		2,470	6,395	9,428
Non-controlling interests		(12)	10	42

Basic earnings per $0.25 Ordinary Share	5	$2.04	$4.95	$7.29
Diluted earnings per $0.25 Ordinary Share	5	$2.04	$4.94	$7.25
Weighted average number of Ordinary Shares in issue (millions)	5	1,252	1,261	1,361
Diluted weighted average number of Ordinary Shares in issue (millions)	5	1,254	1,264	1,367

Dividends declared and paid in the period	21	3,499	3,619	3,752

*	Restatement on adoption of IAS 19 (2011), as detailed in Group Accounting Policies.

All activities were in respect of continuing operations.

$m means millions of US dollars.

132	AstraZeneca Annual Report and Form 20-F Information 2013

Consolidated Statement of Financial Position

at 31 December

	Notes	2013 $m	2012 Restated $m *	2011 Restated $m *
Assets
Non-current assets
Property, plant and equipment	7	5,818	6,089	6,425
Goodwill	8	9,981	9,898	9,862
Intangible assets	9	16,047	16,448	10,980
Derivative financial instruments	15	365	389	342
Other investments	10	281	199	201
Other receivables	12	1,867	352	–
Deferred tax assets	4	1,205	1,111	1,514
		35,564	34,486	29,324

Current assets
Inventories	11	1,909	2,061	1,852
Trade and other receivables	12	7,879	7,629	8,754
Other investments	10	796	823	4,248
Derivative financial instruments	15	40	31	25
Income tax receivable		494	803	1,056
Cash and cash equivalents	13	9,217	7,701	7,571
		20,335	19,048	23,506
Total assets		55,899	53,534	52,830

Liabilities

Current liabilities
Interest-bearing loans and borrowings	14	(1,788)	(901)	(1,990)
Trade and other payables	16	(10,362)	(9,221)	(8,975)
Derivative financial instruments	15	(2)	(3)	(9)
Provisions	17	(823)	(916)	(1,388)
Income tax payable		(3,076)	(2,862)	(3,390)
		(16,051)	(13,903)	(15,752)

Non-current liabilities
Interest-bearing loans and borrowings	14	(8,588)	(9,409)	(7,338)
Derivative financial instruments	15	(1)	–	–
Deferred tax liabilities	4	(2,827)	(2,576)	(2,735)
Retirement benefit obligations*	18	(2,261)	(2,271)	(2,680)
Provisions	17	(566)	(428)	(474)
Other payables	16	(2,352)	(1,001)	(385)
		(16,595)	(15,685)	(13,612)
Total liabilities*		(32,646)	(29,588)	(29,364)
Net assets*		23,253	23,946	23,466

Equity

Capital and reserves attributable to equity holders of the Company
Share capital	20	315	312	323
Share premium account		3,983	3,504	3,078
Capital redemption reserve		153	153	139
Merger reserve		433	433	433
Other reserves	19	1,380	1,374	1,379
Retained earnings*	19	16,960	17,955	17,888
		23,224	23,731	23,240
Non-controlling interests		29	215	226
Total equity*		23,253	23,946	23,466

*	Restatement on adoption of IAS 19 (2011), as detailed in Group Accounting Policies.

The Financial Statements from page 132 to 186 were approved by the Board on 6 February 2014 and were signed on its behalf by

Pascal Soriot	Marc Dunoyer
Director	Director

AstraZeneca Annual Report and Form 20-F Information 2013	133

Financial Statements

Consolidated Statement of Changes in Equity

for the year ended 31 December

	Share capital $m	Share premium account $m	Capital redemption reserve $m	Merger reserve $m	Other reserves $m	Retained earnings $m	Total attributable to owners $m	Non- controlling interests $m	Total equity $m
At 1 January 2011 (as previously stated)	352	2,672	107	433	1,377	18,272	23,213	197	23,410
Restatement*	–	–	–	–	–	(6)	(6)	–	(6)
At 1 January 2011*	352	2,672	107	433	1,377	18,266	23,207	197	23,404
Profit for the period*	–	–	–	–	–	9,917	9,917	33	9,950
Other comprehensive income*	–	–	–	–	–	(489)	(489)	9	(480)
Transfer to other reserves[1]	–	–	–	–	2	(2)	–	–	–

Transactions with owners
Dividends	–	–	–	–	–	(3,752)	(3,752)	–	(3,752)
Issue of Ordinary Shares	3	406	–	–	–	–	409	–	409
Repurchase of Ordinary Shares	(32)	–	32	–	–	(6,015)	(6,015)	–	(6,015)
Share-based payments	–	–	–	–	–	(37)	(37)	–	(37)
Transfer from non-controlling interests to payables	–	–	–	–	–	–	–	(9)	(9)
Dividend paid by subsidiary to non-controlling interests	–	–	–	–	–	–	–	(4)	(4)
Net movement	(29)	406	32	–	2	(378)	33	29	62
At 31 December 2011*	323	3,078	139	433	1,379	17,888	23,240	226	23,466
Profit for the period*	–	–	–	–	–	6,240	6,240	30	6,270
Other comprehensive income*	–	–	–	–	–	155	155	(20)	135
Transfer to other reserves[1]	–	–	–	–	(5)	5	–	–	–

Transactions with owners
Dividends	–	–	–	–	–	(3,619)	(3,619)	–	(3,619)
Issue of Ordinary Shares	3	426	–	–	–	–	429	–	429
Repurchase of Ordinary Shares	(14)	–	14	–	–	(2,635)	(2,635)	–	(2,635)
Share-based payments	–	–	–	–	–	(79)	(79)	–	(79)
Transfer from non-controlling interests to payables	–	–	–	–	–	–	–	(10)	(10)
Dividend paid by subsidiary to non-controlling interests	–	–	–	–	–	–	–	(11)	(11)
Net movement	(11)	426	14	–	(5)	67	491	(11)	480
At 31 December 2012*	312	3,504	153	433	1,374	17,955	23,731	215	23,946
Profit for the period	–	–	–	–	–	2,556	2,556	15	2,571
Other comprehensive income	–	–	–	–	–	(86)	(86)	(27)	(113)
Transfer to other reserves[1]	–	–	–	–	6	(6)	–	–	–

Transactions with owners
Dividends	–	–	–	–	–	(3,499)	(3,499)	–	(3,499)
Issue of Ordinary Shares	3	479	–	–	–	–	482	–	482
Share-based payments	–	–	–	–	–	(57)	(57)	–	(57)
Transfer from non-controlling interests to payables	–	–	–	–	–	–	–	(6)	(6)
Dividend paid by subsidiary to non-controlling interests	–	–	–	–	–	–	–	(3)	(3)
Net acquisition of non-controlling interests[2]	–	–	–	–	–	97	97	(165)	(68)
Net movement	3	479	–	–	6	(995)	(507)	(186)	(693)
At 31 December 2013	315	3,983	153	433	1,380	16,960	23,224	29	23,253

*	Restatement on adoption of IAS 19 (2011), as detailed in Group Accounting Policies.
[1]	Amounts charged or credited to other reserves relate to exchange adjustments arising on goodwill.
[2]	Net acquisition of non-controlling interests in 2013 includes acquisitions with cash payments of $110m due in 2014 and disposals with cash of $42m received in the year.

134	AstraZeneca Annual Report and Form 20-F Information 2013

Consolidated Statement of Cash Flows

for the year ended 31 December

	Notes	2013 $m	2012 Restated $m *	2011 Restated $m *

Cash flows from operating activities
Profit before tax*		3,267	7,646	12,283
Finance income and expense*	3	445	502	512
Depreciation, amortisation and impairment		4,583	2,518	2,550
(Increase)/decrease in trade and other receivables		(383)	755	(1,108)
Decrease/(increase) in inventories		135	(150)	(256)
Increase/(decrease) in trade and other payables and provisions		414	(1,311)	467
Profit on disposal of subsidiary	22	–	–	(1,483)
Non-cash and other movements		258	(424)	(597)
Cash generated from operations		8,719	9,536	12,368
Interest paid		(475)	(545)	(548)
Tax paid		(844)	(2,043)	(3,999)
Net cash inflow from operating activities		7,400	6,948	7,821

Cash flows from investing activities
Acquisitions of business operations	22	(1,158)	(1,187)	–
Movement in short-term investments and fixed deposits		130	3,619	(2,743)
Purchase of property, plant and equipment		(742)	(672)	(839)
Disposal of property, plant and equipment		69	199	102
Purchase of intangible assets		(1,316)	(3,947)	(458)
Disposal of intangible assets		35	–	–
Purchase of non-current asset investments		(91)	(46)	(11)
Disposal of non-current asset investments		38	43	–
Net cash received on disposal of subsidiary	22	–	–	1,772
Dividends received		–	7	–
Interest received		114	145	171
Payments made by subsidiaries to non-controlling interests		(10)	(20)	(16)
Payments received by subsidiaries from non-controlling interests		42	–	–
Net cash outflow from investing activities		(2,889)	(1,859)	(2,022)
Net cash inflow before financing activities		4,511	5,089	5,799

Cash flows from financing activities
Proceeds from issue of share capital		482	429	409
Repurchase of shares		–	(2,635)	(6,015)
Repayment of obligations under finance leases		(27)	(17)	–
Issue of loans		–	1,980	–
Repayment of loans		–	(1,750)	–
Dividends paid		(3,461)	(3,665)	(3,764)
Hedge contracts relating to dividend payments		(36)	48	3
Movement in short-term borrowings		(5)	687	46
Net cash outflow from financing activities		(3,047)	(4,923)	(9,321)
Net increase/(decrease) in cash and cash equivalents in the period		1,464	166	(3,522)
Cash and cash equivalents at the beginning of the period		7,596	7,434	10,981
Exchange rate effects		(65)	(4)	(25)
Cash and cash equivalents at the end of the period	13	8,995	7,596	7,434

*	Restatement on adoption of IAS 19 (2011), as detailed in Group Accounting Policies.

AstraZeneca Annual Report and Form 20-F Information 2013	135

Financial Statements

Group Accounting Policies

Basis of accounting and preparation of financial information

The Consolidated Financial Statements have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, in accordance with the Companies Act 2006 and International Financial Reporting Standards (IFRSs) as adopted by the EU (adopted IFRSs) in response to the IAS regulation (EC 1606/2002). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board.

During the year the Group adopted the amendments to IAS 19 ‘Employee Benefits’ issued in 2011. Under IAS 19 (2011), the Group determines net interest on the net retirement benefit obligation by applying the discount rate used to measure the retirement benefit obligations at the beginning of the annual period, taking account of any changes in the net retirement benefit obligation during the period as a result of contribution and benefit payments. Consequently, the net charge to ‘finance expense’ now comprises interest cost on the defined benefit obligation and interest income on plan assets. Previously, the Group determined interest income on plan assets based on their long-term rate of expected return and recorded it as ‘finance income’. As a result of applying the discount rate as detailed above, the net finance expense has been restated to reflect an increase of $72m for 2012 and $84m for 2011, with an equal and opposite decrease recognised in other comprehensive income. A consequential decrease to the taxation charge of $15m and $18m for 2012 and 2011 respectively has been recorded, with an equal and opposite increase recognised in the income tax recorded within other comprehensive income. Basic earnings per share for 2012 have been restated from $4.99 to $4.95 (2011: $7.33 to $7.29). Diluted earnings per share for 2012 have also been restated from $4.98 to $4.94 (2011: $7.30 to $7.25). The impact of adopting the amended standard in 2013 is to increase our net interest charge by approximately $115m along with consequential impacts as detailed above. In addition to these adjustments to our Consolidated Statement of Comprehensive Income, the Group’s net assets for 2012 and 2011 have reduced by $6m on adoption of the amendments to IAS 19, as previously unrecognised past service costs, which were recognised over the remaining service life of the employees, are now recognised retrospectively in retained earnings.

The Group has also adopted the amendments to IAS 1 ‘Presentation of Items in Other Comprehensive Income’ issued in 2011, resulting in a change to the presentation of items within other comprehensive income. In addition, effective 1 January 2013, the Group has adopted IFRS 10 ‘Consolidated Financial Statements’, IFRS 11 ‘Joint Arrangements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and IFRS 13 ‘Fair Value Measurement’, along with consequential amendments to IAS 27 ‘Separate Financial Statements’ and IAS 28 ‘Investments in Associates and Joint Ventures’, amendments to IFRS 7 ‘Financial Instruments: Disclosures on offsetting financial assets and liabilities’ and amendments to IAS 36 ‘Recoverable Amount Disclosures for Non-Financial Assets’. The adoption of these new standards and amendments has not had a significant impact on the Group’s profit for the period, net assets or cash flows.

The Company has elected to prepare the Company Financial Statements in accordance with UK Accounting Standards. These are presented on pages 188 to 192 and the Accounting Policies in respect of Company information are set out on page 189.

The Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency.

In preparing their individual Financial Statements, the accounting policies of some overseas subsidiaries do not conform with IASB issued IFRSs. Therefore, where appropriate, adjustments are made in order to present the Consolidated Financial Statements on a consistent basis.

Basis for preparation of Financial Statements on a going concern basis

Information on the business environment AstraZeneca operates in, including the factors underpinning the pharmaceutical industry’s future growth prospects, is included in the Strategic Report. Details of the product portfolio of the Group (including patent expiry dates for key marketed products), our approach to product development and our development pipeline are covered in detail with additional information by Therapy Area in the Strategic Report and Directors’ Report.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Financial Review from page 74. In addition, Note 23 to the Financial Statements includes the Group’s objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities and its exposures to credit, market and liquidity risk. Further details of the Group’s cash balances and borrowings are included in Notes 13 and 14 to the Financial Statements.

The Group has considerable financial resources available. As at 31 December 2013, the Group has $10.4bn in financial resources (cash balances of $9.2bn and undrawn committed bank facilities of $3.0bn that are available until April 2018, with only $1.8bn of debt due within one year). The Group’s revenues are largely derived from sales of products which are covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although our revenue is expected to continue to be significantly impacted by the expiry of patents over the medium term. In addition, recent government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in many of our mature markets. However, we anticipate new revenue streams from both recently launched medicines and products in development, and the Group has a wide diversity of customers and suppliers across different geographic areas. Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully.

After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Annual Report and Financial Statements.

Estimates and judgements

The preparation of the Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Judgements include matters such as the determination of operating segments while estimates focus on areas such as carrying values and estimated useful lives.

AstraZeneca’s management considers the following to be the most important accounting policies in the context of the Group’s operations.

136	AstraZeneca Annual Report and Form 20-F Information 2013

The accounting policy descriptions set out the areas where judgements and estimates need exercising, the most significant of which are revenue recognition, research and development (including impairment reviews of associated intangible assets), business combinations and goodwill, litigation and environmental liabilities, employee benefits and taxation.

Further information on estimates and critical judgements made in applying accounting policies, including details of significant methods and assumptions used, is included in Notes 4, 6, 8, 9, 18, 22 and 25 to the Financial Statements. Financial risk management policies are detailed in Note 23.

Revenue

Revenues comprise sales and income under co-promotion and co-development agreements.

Income under co-promotion and co-development agreements is recognised when it is earned as defined in the contract and can be reliably estimated. In general, this is upon the sale of the co-promoted/ co-developed product or upon the delivery of a promotional or developmental service.

Revenues exclude inter-company revenues and value-added taxes and represent net invoice value less estimated rebates, returns and settlement discounts. Revenues are recognised when the significant risks and rewards of ownership have been transferred to a third party. In general, this is upon delivery of the products to wholesalers. In markets where returns are significant (currently only in the US), estimates of returns are accounted for at the point revenue is recognised. In markets where returns are not significant, they are recorded when returned.

For the US market, we estimate the quantity and value of goods which may ultimately be returned at the point of sale. Our returns accruals are based on actual experience over the preceding 12 months for established products together with market-related information such as estimated stock levels at wholesalers and competitor activity which we receive via third party information services. For newly launched products, we use rates based on our experience with similar products or a pre-determined percentage.

When a product faces generic competition, particular attention is given to the possible levels of returns and, in cases where the circumstances are such that the level of returns (and, hence, revenue) cannot be measured reliably, revenues are only recognised when the right of return expires, which is generally on ultimate prescription of the product to patients.

Research and development

Research expenditure is recognised in profit in the year in which it is incurred.

Internal development expenditure is capitalised only if it meets the recognition criteria of IAS 38 ‘Intangible Assets’. Where regulatory and other uncertainties are such that the criteria are not met, the expenditure is recognised in profit and this is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where, however, recognition criteria are met, intangible assets are capitalised and amortised on a straight-line basis over their useful economic lives from product launch. At 31 December 2013, no amounts have met recognition criteria.

Payments to in-licence products and compounds from third parties for new research and development projects (in-process research and development), generally taking the form of up front payments and milestones, are capitalised. Where payments made to third parties represent future research and development activities, an evaluation is made as to the nature of the payments. Such payments are expensed if they represent compensation for subcontracted research and development services not resulting in a transfer of intellectual property. By contrast, payments are capitalised if they represent compensation for the transfer of intellectual property developed at the risk of the third party. Since acquired products and compounds will only generate sales and cash inflows following launch, our policy is to minimise the period between final approval and launch if it is within AstraZeneca’s control to do so. Assets capitalised are amortised, on a straight-line basis, over their useful economic lives from product launch. Under this policy, it is not possible to determine precise economic lives for individual classes of intangible assets. However, lives do not exceed 20 years.

Intangible assets relating to products in development (both internally generated and externally acquired) are subject to impairment testing annually. All intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. Any impairment losses are recognised immediately in profit. Intangible assets relating to products which fail during development (or for which development ceases for other reasons) are tested for impairment at the point of termination and are written down to their recoverable amount (which is usually zero).

If, subsequent to an impairment loss being recognised, development restarts or other facts and circumstances change indicating that the impairment is less or no longer exists, the value of the asset is re-estimated and its carrying value is increased to the recoverable amount, but not exceeding the original value, by recognising an impairment reversal in profit.

Business combinations and goodwill

On the acquisition of a business, fair values are attributed to the identifiable assets and liabilities and contingent liabilities unless the fair value cannot be measured reliably, in which case the value is subsumed into goodwill. Where fair values of acquired contingent liabilities cannot be measured reliably, the assumed contingent liability is not recognised but is disclosed in the same manner as other contingent liabilities.

Future contingent elements of consideration which may include development and launch milestones, revenue threshold milestones and revenue-based royalties, are fair valued at the date of acquisition using decision-tree analysis with key inputs including probability of success, consideration of potential delays and revenue projections based on the Group’s internal forecasts. Unsettled amounts of consideration are held at fair value within payables with changes in fair value recognised immediately in profit.

Goodwill is the difference between the fair value of the consideration and the fair value of net assets acquired.

Goodwill arising on acquisitions is capitalised and subject to an impairment review, both annually and when there is an indication that the carrying value may not be recoverable. Between 1 January 1998 and 31 December 2002, goodwill was amortised over its estimated useful life; such amortisation ceased on 31 December 2002.

The Group’s policy up to and including 1997 was to eliminate goodwill arising upon acquisitions against reserves. Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ and IFRS 3 ‘Business Combinations’, such goodwill will remain eliminated against reserves.

Joint arrangements

The Group has arrangements over which it has joint control and which qualify as joint arrangements under IFRS 11. The form of these arrangements are joint operations. The Group recognises its share of revenue that it earns from the joint operations and its share of expenses incurred. The Group also recognises the assets associated with the joint operations that it controls and the liabilities it incurs under the joint arrangement collaboration agreements.

AstraZeneca Annual Report and Form 20-F Information 2013	137

Financial Statements | Group Accounting Policies

Employee benefits

As detailed in the Basis of accounting and preparation of financial information section, the Group accounts for pensions and other employee benefits (principally healthcare) under IAS 19 (2011). In respect of defined benefit plans, obligations are measured at discounted present value while plan assets are measured at fair value. The operating and financing costs of such plans are recognised separately in profit; current service costs are spread systematically over the lives of employees and financing costs are recognised in full in the periods in which they arise. Remeasurements of the net defined pension liability, including actuarial gains and losses, are recognised immediately in other comprehensive income.

Where the calculation results in a surplus to the Group, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan. Payments to defined contribution plans are recognised in profit as they fall due.

Taxation

The current tax payable is based on taxable profit for the year. Taxable profit differs from reported profit because taxable profit excludes items that are either never taxable or tax deductible or items that are taxable or tax deductible in a different period. The Group’s current tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the asset can be utilised. This requires judgements to be made in respect of the availability of future taxable income.

No deferred tax asset or liability is recognised in respect of temporary differences associated with investments in subsidiaries and branches where the Group is able to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The Group’s deferred tax assets and liabilities are calculated using tax rates that are expected to apply in the period when the liability is settled or the asset realised based on tax rates that have been enacted or substantively enacted by the reporting date.

Accruals for tax contingencies require management to make judgements and estimates of exposures in relation to tax audit issues. Tax benefits are not recognised unless the tax positions will probably be sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of that benefit on the basis of potential settlement through negotiation and/or litigation. All provisions are included in current liabilities. Any liability to interest on tax liabilities is provided for in the tax charge. See Note 25 to the Financial Statements for further details.

Share-based payments

All plans are assessed and have been classified as equity settled. The grant date fair value of employee share plan awards is calculated using a modified version of the binomial model. In accordance with IFRS 2 ‘Share-based Payment’, the resulting cost is recognised in profit over the vesting period of the awards, being the period in which the services are received. The value of the charge is adjusted to reflect expected and actual levels of awards vesting, except where the failure to vest is as a result of not meeting a market condition. Cancellations of equity instruments are treated as an acceleration of the vesting period and any outstanding charge is recognised in profit immediately.

Property, plant and equipment

The Group’s policy is to write off the difference between the cost of each item of property, plant and equipment and its residual value over its estimated useful life on a straight-line basis. Assets under construction are not depreciated.

Reviews are made annually of the estimated remaining lives and residual values of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impractical to calculate average asset lives exactly. However, the total lives range from approximately 10 to 50 years for buildings, and three to 15 years for plant and equipment. All items of property, plant and equipment are tested for impairment when there are indications that the carrying value may not be recoverable. Any impairment losses are recognised immediately in profit.

Borrowing costs

The Group has no borrowing costs with respect to the acquisition or construction of qualifying assets. All other borrowing costs are recognised in profit as incurred and in accordance with the effective interest rate method.

Leases

Leases are classified as finance leases if they transfer substantially all the risks and rewards incidental to ownership, otherwise they are classified as operating leases. Assets and liabilities arising on finance leases are initially recognised at fair value or, if lower, the present value of the minimum lease payments. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Finance charges under finance leases are allocated to each reporting period so as to produce a constant periodic rate of interest on the remaining balance of the finance liability. Rentals under operating leases are charged to profit on a straight-line basis.

Subsidiaries

A subsidiary is an entity controlled, directly or indirectly, by AstraZeneca PLC. Control is regarded as the exposure or rights to the variable returns of the entity when combined with the power to affect those returns.

The financial results of subsidiaries are consolidated from the date control is obtained until the date that control ceases.

Inventories

Inventories are stated at the lower of cost and net realisable value. The first in, first out or an average method of valuation is used. For finished goods and work in progress, cost includes directly attributable costs and certain overhead expenses (including depreciation). Selling expenses and certain other overhead expenses (principally central administration costs) are excluded. Net realisable value is determined as estimated selling price less all estimated costs of completion and costs to be incurred in selling and distribution.

Write-downs of inventory occur in the general course of business and are recognised in cost of sales.

Trade and other receivables

Financial assets included in trade and other receivables are recognised initially at fair value. Subsequent to initial recognition they are measured at amortised cost using the effective interest rate method, less any impairment losses.

Trade and other payables

Financial liabilities included in trade and other payables are recognised initially at fair value. Subsequent to initial recognition they are measured at amortised cost using the effective interest rate method.

138	AstraZeneca Annual Report and Form 20-F Information 2013

Financial instruments

The Group’s financial instruments include interests in leases, trade and other receivables and payables, and rights and obligations under employee benefit plans which are dealt with in specific accounting policies.

The Group’s other financial instruments include:

> cash and cash equivalents

> fixed deposits

> other investments

> bank and other borrowings

> derivatives.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions and highly liquid investments with maturities of three months or less when acquired. They are readily convertible into known amounts of cash and are held at amortised cost.

Fixed deposits

Fixed deposits, principally comprising funds held with banks and other financial institutions, are initially measured at fair value, plus direct transaction costs, and are subsequently remeasured to amortised cost using the effective interest rate method at each reporting date. Changes in carrying value are recognised in profit.

Other investments

Where investments have been classified as held for trading, they are measured initially at fair value and subsequently remeasured to fair value at each reporting date. Changes in fair value are recognised in profit.

In all other circumstances, the investments are classified as ‘available for sale’, initially measured at fair value (including direct transaction costs) and subsequently remeasured to fair value at each reporting date. Changes in carrying value due to changes in exchange rates on monetary available for sale investments or impairments are recognised in profit. All other changes in fair value are recognised in other comprehensive income.

Impairments are recorded in profit when there is a decline in the value of an investment that is deemed to be other than temporary. On disposal of the investment, the cumulative amount recognised in other comprehensive income is recognised in profit as part of the gain or loss on disposal.

Bank and other borrowings

The Group uses derivatives, principally interest rate swaps, to hedge the interest rate exposure inherent in a portion of its fixed interest rate debt. In such cases the Group will either designate the debt as fair value through profit or loss when certain criteria are met or as the hedged item under a fair value hedge.

If the debt instrument is designated as fair value through profit or loss, the debt is initially measured at fair value (with direct transaction costs being included in profit as an expense) and is remeasured to fair value at each reporting date with changes in carrying value being recognised in profit (along with changes in the fair value of the related derivative). Such a designation has been made where this significantly reduces an accounting mismatch which would result from recognising gains and losses on different bases.

If the debt is designated as the hedged item under a fair value hedge, the debt is initially measured at fair value (with direct transaction costs being amortised over the life of the bonds), and is remeasured for fair value changes in respect of the hedged risk at each reporting date with changes in carrying value being recognised in profit (along with changes in the fair value of the related derivative).

Other interest-bearing loans are initially measured at fair value (with direct transaction costs being amortised over the life of the bond) and are subsequently remeasured to amortised cost using the effective interest rate method at each reporting date. Changes in carrying value are recognised in profit.

Derivatives

Derivatives are initially measured at fair value (with direct transaction costs being included in profit as an expense) and are subsequently remeasured to fair value at each reporting date. Changes in carrying value are recognised in profit.

Foreign currencies

Foreign currency transactions, being transactions denominated in a currency other than an individual Group entity’s functional currency, are translated into the relevant functional currencies of individual Group entities at average rates for the relevant monthly accounting periods, which approximate to actual rates.

Monetary assets, arising from foreign currency transactions, are retranslated at exchange rates prevailing at the reporting date. Exchange gains and losses on loans and on short-term foreign currency borrowings and deposits are included within finance expense. Exchange differences on all other foreign currency transactions are recognised in operating profit in the individual Group entity’s accounting records.

Non-monetary items arising from foreign currency transactions are not retranslated in the individual Group entity’s accounting records.

In the Consolidated Financial Statements, income and expense items for Group entities with a functional currency other than US dollars are translated into US dollars at average exchange rates, which approximate to actual rates, for the relevant accounting periods. Assets and liabilities are translated at the US exchange rates prevailing at the reporting date. Exchange differences arising on consolidation are recognised in other comprehensive income.

If certain criteria are met, non-US dollar denominated loans or derivatives are designated as net investment hedges of foreign operations. Exchange differences arising on retranslation of net investments, and of foreign currency loans which are designated in an effective net investment hedge relationship, are recognised in other comprehensive income in the Consolidated Financial Statements. Foreign exchange derivatives hedging net investments in foreign operations are carried at fair value. Effective fair value movements are recognised in other comprehensive income, with any ineffectiveness taken to the income statement. Gains and losses accumulated in the translation reserve will be recycled to profit when the foreign operation is sold.

Litigation and environmental liabilities

Through the normal course of business, AstraZeneca is involved in legal disputes, the settlement of which may involve cost to the Group. Provision is made where an adverse outcome is probable and associated costs, including related legal costs, can be estimated reliably. In other cases, appropriate disclosures are included.

Where it is considered that the Group is more likely than not to prevail, or in the rare circumstances where the amount of the legal liability cannot be estimated reliably, legal costs involved in defending the claim are charged to profit as they are incurred.

Where it is considered that the Group has a valid contract which provides the right to reimbursement (from insurance or otherwise) of legal costs and/or all or part of any loss incurred or for which a provision has been established, the best estimate of the amount expected to be received is recognised as an asset only when it is virtually certain.

AstraZeneca is exposed to environmental liabilities relating to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when there is a present obligation and where it is probable that expenditure on remedial work will be required and a reliable estimate can be made of the cost. Provisions are discounted where the effect is material.

AstraZeneca Annual Report and Form 20-F Information 2013	139

Financial Statements | Group Accounting Policies

Impairment

The carrying values of non-financial assets, other than inventories and deferred tax assets, are reviewed at least annually to determine whether there is any indication of impairment. For goodwill, intangible assets under development and for any other assets where such indication exists, the asset’s recoverable amount is estimated based on the greater of its value in use and its fair value less cost to sell. In assessing value in use, the estimated future cash flows, adjusted for the risks specific to each asset, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the general risks affecting the pharmaceutical industry. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets. Impairment losses are recognised immediately in profit.

International accounting transition

On transition to using adopted IFRSs in the year ended 31 December 2005, the Group took advantage of several optional exemptions available in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’. The major impacts which are of continuing importance are detailed below:

>	Business combinations – IFRS 3 ‘Business Combinations’ has been applied from 1 January 2003, the date of transition, rather than being applied fully retrospectively. As a result, the combination of Astra and Zeneca is still accounted for as a merger, rather than through purchase accounting. If purchase accounting had been adopted, Zeneca would have been deemed to have acquired Astra.
>	Cumulative exchange differences – the Group chose to set the cumulative exchange difference reserve at 1 January 2003 to zero.

Applicable accounting standards and interpretations issued but not yet adopted

IFRS 9 ‘Financial Instruments’ was reissued in October 2010 and amended in November 2013. It is applicable to financial assets and financial liabilities. For financial assets it requires classification and measurement in either the amortised cost or the fair value category. For a company’s own debt held at fair value, the standard requires the movement in the fair value as a result of changes in the company’s own credit risk to be included in other comprehensive income. Under the amendment issued in November 2013 there is no mandatory effective date of IFRS 9. The standard has not yet been endorsed by the EU. The adoption of IFRS 9 is not expected to have a significant impact upon the Group’s net results or net assets.

The amendments to IAS 32, on offsetting financial assets and liabilities and IAS 39, on novation of derivatives and continuation of hedge accounting, are effective for accounting periods beginning on or after 1 January 2014. IFRIC Interpretation 21 ‘Levies’ is also effective for periods beginning on or after 1 January 2014. The amendments to IAS 19, employee contributions, is effective for the period beginning on or after 1 July 2014. None of the amendments or the interpretation are expected to have a significant impact upon the Group’s net results, net assets or disclosures. The amendment to IAS 32 was endorsed by the EU in 2012 and the amendment to IAS 39 was endorsed by the EU in 2013. The amendments to IAS 19 and IFRIC Interpretation 21 have yet to be endorsed by the EU.

140	AstraZeneca Annual Report and Form 20-F Information 2013

Notes to the Group Financial Statements

1 Product revenue information

	2013 $m	2012 $m	2011 $m

Cardiovascular and Metabolic:
Crestor	5,622	6,253	6,622
Atacand	611	1,009	1,450
Seloken/Toprol-XL	750	918	986
Onglyza	378	323	211
Plendil	260	252	256
Tenormin	197	229	270
Brilinta/Brilique	283	89	21
Byetta	206	74	–
Bydureon	151	37	–
Forxiga	10	–	–
Others	362	347	396
Total Cardiovascular and Metabolic	8,830	9,531	10,212

Oncology:
Zoladex	996	1,093	1,179
Faslodex	681	654	546
Iressa	647	611	554
Arimidex	351	543	756
Casodex	376	454	550
Others	142	134	120
Total Oncology	3,193	3,489	3,705

Respiratory, Inflammation and Autoimmunity:
Symbicort	3,483	3,194	3,148
Pulmicort	867	866	892
Others	327	355	428
Total Respiratory, Inflammation and Autoimmunity	4,677	4,415	4,468

Neuroscience:
Seroquel XR	1,337	1,509	1,490
Seroquel IR	345	1,294	4,338
Local anaesthetics	510	540	602
Vimovo	91	65	34
Others	452	515	740
Total Neuroscience	2,735	3,923	7,204

Gastrointestinal:
Nexium	3,872	3,944	4,429
Losec/Prilosec	486	710	946
Others	231	198	161
Total Gastrointestinal	4,589	4,852	5,536

Infection and Other:
Synagis	1,060	1,038	975
Merrem	293	396	583
FluMist	245	181	161
Other Products	89	100	137
Total Infection and Other	1,687	1,715	1,856
Astra Tech	–	–	386
Aptium Oncology	–	48	224
Total	25,711	27,973	33,591

AstraZeneca Annual Report and Form 20-F Information 2013	141

Financial Statements | Notes to the Group Financial Statements

2 Operating profit

Operating profit includes the following items:

Research and development expense

In 2013, research and development includes a reversal of the intangible asset impairment charge of $285m, booked in 2011 for olaparib. It also includes an impairment charge of $138m against Bydureon, following revised estimates for future sales performance below AstraZeneca’s commercial expectations at the time of entering into our collaboration with BMS on Amylin products in 2012, and an impairment charge of $136m following AstraZeneca’s decision not to proceed with regulatory filings for fostamatinib. Research and development in 2012 includes a $50m impairment following the decision by AstraZeneca not to pursue a regulatory filing for TC-5214. In 2011, research and development includes a $285m impairment charge related to the termination of development of the investigational compound olaparib for the maintenance treatment of serous ovarian cancer and $150m impairment charge related to the intangible assets held in relation to TC-5214.

Selling, general and administrative costs

In 2013, selling, general and administrative costs includes an intangible asset impairment charge of $1,620m against Bydureon following revised estimates for future sales performance as detailed above. Selling, general and administrative costs in 2012 includes net legal provisions of $72m, in respect of net legal provision charges relating to ongoing Seroquel franchise legal matters, Average Wholesale Price litigation in the US, the Toprol-XL anti-trust litigation and Nexium commercial litigation. In 2011, selling, general and administrative costs included $135m of net legal provision charges, all of which were in respect of the ongoing Seroquel franchise legal matters, Average Wholesale Price litigation in the US and the Toprol-XL anti-trust litigation. The current status of these matters is described in Note 25. These provisions constituted our best estimate at that time of losses expected for these matters.

Further details of impairment charges and reversals for 2013, 2012 and 2011 are included in Notes 7 and 9.

Profit on disposal of subsidiary

The profit on disposal of subsidiary in 2011 of $1,483m relates to the sale of the Astra Tech business to DENTSPLY International Inc. Further details are included in Note 22.

Other operating income and expense

	2013 $m	2012 $m	2011 $m

Royalties
Income	621	659	610
Amortisation	(157)	(92)	(51)
Net gain on disposal of non-current assets	13	8	33
Gains on disposal of product rights	20	255	–
Other income	120	140	226
Other expense	(22)	–	(41)
Other operating income and expense	595	970	777

Royalty amortisation and impairment relates to income streams acquired with MedImmune, and, from 2012, amounts relating to our arrangements with Merck.

Restructuring costs

During 2013, the Group announced the fourth phase of its restructuring programme, as approved by the SET. The tables below show the costs that have been charged in respect of restructuring programmes by cost category and type. Severance provisions are detailed in Note 17.

	2013 $m	2012 $m	2011 $m
Cost of sales	126	136	54
Research and development expense	490	791	468
Selling, general and administrative costs	805	631	639
Total charge	1,421	1,558	1,161

	2013 $m	2012 $m	2011 $m
Severance costs	632	819	403
Accelerated depreciation and impairment	399	328	290
Other	390	411	468
Total charge	1,421	1,558	1,161

Other costs are those incurred in designing and implementing the Group’s various restructuring initiatives including internal project costs, external consultancy fees and staff relocation costs.

Financial instruments

Included within operating profit are the following net gains and losses on financial instruments:

	2013 $m	2012 $m	2011 $m
Gains/(losses) on forward foreign exchange contracts	102	139	(75)
(Losses)/gains on receivables and payables	(136)	(153)	68
Gains/(losses) on available for sale current investments	13	12	(22)
Total	(21)	(2)	(29)

142	AstraZeneca Annual Report and Form 20-F Information 2013

3 Finance income and expense

	2013 $m	2012 Restated $m	2011 Restated $m

Finance income
Returns on fixed deposits and equity securities	9	18	9
Returns on short-term deposits	23	24	37
Fair value gains on debt, interest rate swaps and investments	18	–	4
Total	50	42	50

Finance expense
Interest on debt and commercial paper	(388)	(404)	(404)
Interest on overdrafts, finance leases and other financing costs	(25)	(22)	(29)
Net interest on post-employment defined benefit plan net liabilities	(79)	(93)	(121)
Fair value charges on debt, interest rate swaps and investments	–	(10)	–
Net exchange losses	(3)	(15)	(8)
Total	(495)	(544)	(562)
Net finance expense	(445)	(502)	(512)

Financial instruments Included within finance income and expense are the following net gains and losses on financial instruments:
	2013 $m	2012 $m	2011 $m
Interest and fair value adjustments in respect of debt designated at fair value through profit or loss, net of derivatives	(4)	(18)	(6)
Interest and changes in carrying values of debt designated as hedged items, net of derivatives	5	(16)	(17)
Interest and fair value changes on fixed and short-term deposits and equity securities	42	37	45
Interest on debt, overdrafts, finance leases and commercial paper held at amortised cost	(406)	(397)	(405)
Exchange losses on financial assets and liabilities	(3)	(15)	(8)
Total	(366)	(409)	(391)

$43m fair value losses (2012: $22m fair value losses; 2011: $10m fair value gains) on interest rate fair value hedging instruments and $42m fair value gains (2012: $21m fair value gains; 2011: $9m fair value losses) on the related hedged items have been included within interest and changes in carrying values of debt designated as hedged items, net of derivatives. All fair value hedge relationships were effective during the year.

$77m fair value losses (2012: $27m fair value losses; 2011: $29m fair value gains) on derivatives related to debt instruments designated at fair value through profit or loss and $82m fair value gains (2012: $18m fair value gains; 2011: $26m fair value losses) on debt instruments designated at fair value through profit or loss have been included within interest and fair value adjustments in respect of debt designated at fair value through profit or loss, net of derivatives. Ineffectiveness on the net investment hedge taken to profit was $nil (2012: $nil; 2011: $nil).

4 Taxation

Taxation, restated for the impact of adoption of IAS 19 (2011) as detailed in the Group Accounting Policy section of these Financial Statements, recognised in the profit for the period in the consolidated statement of comprehensive income is as follows:

	2013 $m	2012 Restated $m	2011 Restated $m

Current tax expense
Current year	1,352	1,756	2,675
Adjustment for prior years	46	(79)	(102)
	1,398	1,677	2,573

Deferred tax expense
Origination and reversal of temporary differences	(699)	(165)	(154)
Adjustment to prior years	(3)	(136)	(86)
	(702)	(301)	(240)
Taxation recognised in the profit for the period	696	1,376	2,333

AstraZeneca Annual Report and Form 20-F Information 2013	143

Financial Statements | Notes to the Group Financial Statements

4 Taxation continued

Taxation relating to components of other comprehensive income is as follows:

	2013 $m	2012 Restated $m	2011 Restated $m

Current and deferred tax
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit liability	(7)	13	196
Deferred tax impact of reduction in Sweden and UK tax rates	(92)	(84)	(53)
Share-based payments	17	7	21
Other	–	(1)	–
Total	(82)	(65)	164

Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	19	14	12
Net available for sale gains recognised in other comprehensive income	(16)	(18)	–
Other	1	8	4
Total	4	4	16
Taxation relating to components of other comprehensive income	(78)	(61)	180

Taxation has been provided at current rates on the profits earned for the periods covered by the Group Financial Statements. The 2013 prior period current tax adjustment relates mainly to an increase in provisions for tax contingencies partially offset by tax accrual to tax return adjustments. The 2012 prior period current tax adjustment relates to a benefit of $259m arising from a number of tax settlements (including settlement of a transfer pricing matter), partially offset by an increase in provisions for other tax contingencies and tax accrual to tax return adjustments. The 2011 prior period current tax adjustment relates to a benefit of $520m arising from a number of tax settlements, partially offset by an increase in provisions for other tax contingencies and tax accrual to tax return adjustments. The 2013 prior period deferred tax adjustment relates to tax accrual to tax return adjustments. The 2012 prior period deferred tax adjustment relates to a benefit of $102m arising from a number of tax settlements (including settlements of a transfer pricing matter) and tax accrual to tax return adjustments. The 2011 prior period deferred tax adjustment relates mainly to tax accrual to tax return adjustments and a reclassification from deferred tax to current tax of amounts provided in relation to tax contingencies for prior periods.

To the extent that dividends remitted from overseas subsidiaries, joint ventures and associates are expected to result in additional taxes, appropriate amounts have been provided for. No deferred tax has been provided for unremitted earnings of Group companies overseas as these are considered permanently employed in the business of these companies. Unremitted earnings may be liable to overseas taxes and/or UK taxation (after allowing for double tax relief) if distributed as dividends. The aggregate amount of temporary differences associated with investments in subsidiaries and branches for which deferred tax liabilities have not been recognised totalled approximately $6,196m at 31 December 2013 (2012: $8,655m; 2011: $9,155m).

Factors affecting future tax charges

As a group involved in worldwide operations, AstraZeneca is subject to several factors that may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms. In 2013, the UK Government has enacted legislation to reduce the main rate of UK Statutory Corporation Tax to 20% by 2015. Details of material tax exposures and items currently under audit and negotiation are set out in Note 25.

Tax reconciliation to UK statutory rate

The table below reconciles the UK statutory tax charge to the Group’s total tax charge.

	2013 $m	2012 Restated $m *	2011 Restated $m *
Profit before tax	3,267	7,646	12,283
Notional taxation charge at UK corporation tax rate of 23.25% (2012: 24.5%; 2011: 26.5%)	760	1,873	3,255
Differences in effective overseas tax rates	(29)	(80)	(336)
Deferred tax credit relating to reduction in Sweden, UK and other tax rates[1]	(59)	(271)	(53)
Unrecognised deferred tax asset	(20)	(18)	5
Items not deductible for tax purposes	11	116	71
Items not chargeable for tax purposes	(10)	(29)	(32)
Non-taxable gain arising from the Astra Tech disposal	–	–	(389)
Adjustments in respect of prior periods	43	(215)	(188)
Total tax charge for the year	696	1,376	2,333

*	Restatement on adoption of IAS 19 (2011), as detailed in Group Accounting Policies.
[1]	The 2013 item relates to the reduction in the UK Statutory Corporation Tax rate from 23% to the rate of tax of 20% effective from 1 April 2015. The 2012 item relates to the reduction in the Sweden Statutory Corporation Tax rate from 26.3% to 22% effective 1 January 2013 and the UK Statutory Corporation Tax rate from 25% (the tax rate which was substantively enacted as effective from 1 April 2012 as at 31 December 2011) to the tax rate of 23% effective from 1 April 2013. The 2011 item relates to the reduction in the UK Statutory Corporation Tax rate from 27% (the tax rate which was substantively enacted as effective from 1 April 2011 as at 31 December 2010) to the tax rate of 25% effective from 1 April 2012.

144	AstraZeneca Annual Report and Form 20-F Information 2013

4 Taxation continued

AstraZeneca is domiciled in the UK but operates in other countries where the tax rates and tax laws are different to those in the UK. The impact of differences in effective overseas tax rates on the Group’s overall tax charge is shown above. Profits arising from our manufacturing operation in Puerto Rico are granted special status and are taxed at a reduced rate compared with the normal rate of tax in that territory under a tax incentive grant that expires in 2016.

Deferred tax

The movements in the net deferred tax balance during the year are as follows:

	Property, plant and equipment $m [6]	Intangible assets $m [6]	Pension and post- retirement benefits Restated $m *	Inter- company inventory transfers $m	Untaxed reserves[1] $m	Accrued expenses $m	Share schemes $m	Deferred capital gains $m	Losses and tax credits carried forward $m [5]	Other $m	Total Restated $m *
Net deferred tax balance at 1 January 2011	(329)	(2,320)	679	970	(1,531)	548	127	(66)	271	(19)	(1,670)
Taxation expense	191	248	(124)	40	(36)	57	(16)	5	(129)	4	240
Other comprehensive income	–	–	146	–	–	–	(9)	–	–	4	141
Disposal of subsidiary undertaking[2]	9	41	(4)	(3)	–	(1)	–	–	(5)	–	37
Exchange	(3)	(1)	(6)	(8)	34	21	–	–	(4)	(2)	31
Net deferred tax balance at 31 December 2011	(132)	(2,032)	691	999	(1,533)	625	102	(61)	133	(13)	(1,221)
Taxation expense	84	(43)	(105)	(83)	333	(30)	(69)	5	180	29	301
Other comprehensive income	–	–	(56)	–	–	–	(10)	–	–	5	(61)
Additions through business combinations[3]	–	(527)	–	–	–	2	30	–	98	–	(397)
Exchange	(21)	(17)	23	5	(84)	3	4	(3)	–	3	(87)
Net deferred tax balance at 31 December 2012	(69)	(2,619)	553	921	(1,284)	600	57	(59)	411	24	(1,465)
Taxation expense	73	368	26	(154)	183	142	(13)	8	81	(12)	702
Other comprehensive income	–	–	(90)	–	–	–	10	–	–	(17)	(97)
Additions through business combinations[4]	–	(812)	–	–	–	–	5	–	81	–	(726)
Exchange	(2)	(3)	21	(31)	(13)	(7)	–	(1)	–	–	(36)
Net deferred tax balance at 31 December 2013	2	(3,066)	510	736	(1,114)	735	59	(52)	573	(5)	(1,622)

*	Restatement on adoption of IAS 19 (2011), as detailed in Group Accounting Policies.
[1]	Untaxed reserves relate to taxable profits where the tax liability is deferred to later periods.
[2]	The deferred tax adjustment of $37m relates to the Astra Tech disposal.
[3]	The deferred tax liability of $397m relates to the acquisition of Ardea as detailed in Note 22.
[4]	The deferred tax liability of $726m relates to the acquisition of Pearl Therapeutics ($319m), Omthera ($198m), Amplimmune ($205m) and Spirogen ($4m) as detailed in Note 22.
[5]	Includes losses and tax credits carried forward which will expire within 13 to 20 years.
[6]	Deferred tax assets relating to R&D expenditure, previously included within Property, plant and equipment, are now classified in Intangible assets to better reflect their nature and the comparatives have been restated accordingly (31 December 2012 reclassification: $298m; 31 December 2011 reclassification: $352m).

The net deferred tax balance, before the offset of balances within countries, consists of:

	Property, plant and equipment $m [1]	Intangible assets $m [1]	Pension and post- retirement benefits $m	Inter- company inventory transfers $m	Untaxed reserves $m	Accrued expenses $m	Share schemes $m	Deferred capital gains $m	Losses and tax credits carried forward $m	Other $m	Total $m [1]
Deferred tax assets at 31 December 2011	86	53	699	1,027	–	647	102	–	133	32	2,779
Deferred tax liabilities at 31 December 2011	(218)	(2,085)	(8)	(28)	(1,533)	(22)	–	(61)	–	(45)	(4,000)
Net deferred tax balance at 31 December 2011	(132)	(2,032)	691	999	(1,533)	625	102	(61)	133	(13)	(1,221)
Deferred tax assets at 31 December 2012	83	44	561	961	–	656	57	–	411	36	2,809
Deferred tax liabilities at 31 December 2012	(152)	(2,663)	(8)	(40)	(1,284)	(56)	–	(59)	–	(12)	(4,274)
Net deferred tax balance at 31 December 2012	(69)	(2,619)	553	921	(1,284)	600	57	(59)	411	24	(1,465)
Deferred tax assets at 31 December 2013	120	227	518	775	–	771	59	–	573	25	3,068
Deferred tax liabilities at 31 December 2013	(118)	(3,293)	(8)	(39)	(1,114)	(36)	–	(52)	–	(30)	(4,690)
Net deferred tax balance at 31 December 2013	2	(3,066)	510	736	(1,114)	735	59	(52)	573	(5)	(1,622)

[1]	Deferred tax assets relating to R&D expenditure, previously included within Property, plant and equipment, are now classified in Intangible assets to better reflect their nature and the comparatives have been restated accordingly (31 December 2012 reclassification: $298m; 31 December 2011 reclassification: $352m).

Analysed in the statement of financial position, after offset of balances within countries, as:

	2013 $m	2012 $m	2011 $m
Deferred tax assets	1,205	1,111	1,514
Deferred tax liabilities	(2,827)	(2,576)	(2,735)
Net deferred tax balance	(1,622)	(1,465)	(1,221)

Unrecognised deferred tax assets

Deferred tax assets of $214m have not been recognised in respect of deductible temporary differences (2012: $120m; 2011: $169m) because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

AstraZeneca Annual Report and Form 20-F Information 2013	145

Financial Statements | Notes to the Group Financial Statements

5 Earnings per $0.25 Ordinary Share

	2013	2012 Restated	*	2011 Restated	*
Profit for the year attributable to equity holders ($m)*	2,556	6,240		9,917
Basic earnings per Ordinary Share*	$2.04	$4.95		$7.29
Diluted earnings per Ordinary Share*	$2.04	$4.94		$7.25
Weighted average number of Ordinary Shares in issue for basic earnings (millions)	1,252	1,261		1,361
Dilutive impact of share options outstanding (millions)	2	3		6
Diluted weighted average number of Ordinary Shares in issue (millions)	1,254	1,264		1,367

*	Restatement on adoption of IAS 19 (2011), as detailed in Group Accounting Policies.

The earnings figures used in the calculations above are post-tax.

6 Segment information

AstraZeneca is engaged in a single business activity of biopharmaceuticals and the Group does not have multiple operating segments. Our biopharmaceuticals business consists of the discovery and development of new products, which are then manufactured, marketed and sold. All of these functional activities take place (and are managed) globally on a highly integrated basis. We do not manage these individual functional areas separately.

The SET, established and chaired by the CEO, is the vehicle through which he exercises the authority delegated to him from the Board for the management, development and performance of our business. We consider that the SET is AstraZeneca’s chief operating decision making body (as defined by IFRS 8). The operation of the SET is principally driven by the management of the commercial operations, R&D, and manufacturing and supply. In addition to the CEO, CFO, the General Counsel and the Chief Compliance Officer, the SET comprises nine Executive Vice-Presidents representing IMED, MedImmune, Global Medicines Development, North America, Europe, International, GPPS, Operations & Information Services, and Human Resources & Corporate Affairs. All significant operating decisions are taken by the SET. While members of the SET have responsibility for implementation of decisions in their respective areas, operating decision making is at SET level as a whole. Where necessary, these are implemented through cross-functional sub-committees that consider the Group-wide impact of a new decision. For example, product launch decisions would be initially considered by the SET and, on approval, passed to an appropriate sub-team for implementation. The impacts of being able to develop, produce, deliver and commercialise a wide range of pharmaceutical products drive the SET decision making process.

In assessing performance, the SET reviews financial information on an integrated basis for the Group as a whole, substantially in the form of, and on the same basis as, the Group’s IFRS Financial Statements. The high upfront cost of discovering and developing new products coupled with the relatively insignificant and stable unit cost of production means that there is not the clear link that exists in many manufacturing businesses between the revenue generated on an individual product sale and the associated cost and hence margin generated on a product. Consequently, the profitability of individual drugs or classes of drugs is not considered a key measure of performance for the business and is not monitored by the SET.

Resources are allocated on a Group-wide basis according to need. In particular, capital expenditure, in-licensing, and R&D resources are allocated between activities on merit, based on overall therapeutic considerations and strategy under the aegis of the Group’s Early Stage Product Committees and a single Late Stage Product Committee. The Group’s acquisitions in the biologics area, including MedImmune, have been integrated into the existing management structure of AstraZeneca, both for allocation of resources and for assessment and monitoring of performance purposes. As such, biologics does not operate as a separate operating segment.

Geographic areas

The tables below show information by geographic area and, for revenue and property, plant and equipment, material countries. The figures show the revenue, operating profit and profit before tax made by companies located in that area/country, together with segment assets, segment assets acquired, net operating assets, and property, plant and equipment owned by the same companies; export sales and the related profit are included in the area/country where the legal entity resides and from which those sales were made.

146	AstraZeneca Annual Report and Form 20-F Information 2013

6 Segment information continued

	Revenue
	2013 $m	2012 $m	2011 $m

UK
External	1,819	1,843	1,980
Intra-Group	5,041	6,939	9,901
	6,860	8,782	11,881

Continental Europe
Belgium	265	293	343
France	1,303	1,393	1,799
Germany	624	763	1,121
Italy	729	773	951
Spain	497	506	688
Sweden	404	466	964
Others	1,830	2,003	2,363
Intra-Group	4,930	5,067	5,101
	10,582	11,264	13,330

The Americas
Canada	607	1,069	1,589
US	10,198	11,074	13,745
Others	1,177	1,326	1,452
Intra-Group	2,005	2,353	2,819
	13,987	15,822	19,605

Asia, Africa & Australasia
Australia	811	1,050	1,166
Japan	2,403	2,748	2,905
China	1,836	1,511	1,261
Others	1,208	1,155	1,264
Intra-Group	52	70	70
	6,310	6,534	6,666
Continuing operations	37,739	42,402	51,482
Intra-Group eliminations	(12,028)	(14,429)	(17,891)
Revenue	25,711	27,973	33,591

Export sales from the UK totalled $6,192m for the year ended 31 December 2013 (2012: $8,072m; 2011: $11,056m). Intra-Group pricing is determined on an arm’s length basis.

	Operating (loss)/profit			(Loss)/profit before tax
(Loss)/profit from	2013 $m	2012 $m	2011 $m	2013 $m	2012 Restated $m	*	2011 Restated $m	*
UK	(171)	397	2,221	(467)	(39)		1,750
Continental Europe[1]	3,055	3,539	5,210	3,016	3,502		5,184
The Americas	591	3,705	4,813	477	3,678		4,815
Asia, Africa & Australasia	237	507	551	241	505		534
Continuing operations	3,712	8,148	12,795	3,267	7,646		12,283

	Non-current assets[2]			Total assets
	2013 $m	2012 $m	2011 $m	2013 $m	2012 $m		2011 $m
UK	4,525	2,743	2,941	16,199	12,316		15,752
Continental Europe	4,102	3,673	3,785	6,924	6,796		6,811
The Americas	24,535	25,767	20,090	29,146	30,708		26,673
Asia, Africa & Australasia	832	803	652	3,630	3,714		3,594
Continuing operations	33,994	32,986	27,468	55,899	53,534		52,830

	Assets acquired[3]			Net operating assets[4]
	2013 $m	2012 $m	2011 $m	2013 $m	2012 $m		2011 $m
UK	637	350	414	2,400	2,519		3,361
Continental Europe	747	379	344	4,168	4,006		4,113
The Americas[5]	2,490	6,760	314	21,583	22,940		18,395
Asia, Africa & Australasia	236	229	177	2,002	2,328		2,380
Continuing operations	4,110	7,718	1,249	30,153	31,793		28,249

*	Restatement on adoption of IAS 19 (2011), as detailed in Group Accounting Policies.
[1]	2011 includes profit on disposal of Astra Tech (see Note 22).
[2]	‘Non-current assets’ exclude deferred tax assets and derivative financial instruments.
[3]	Included in ‘Assets acquired’ are those assets that are expected to be used during more than one period (property, plant and equipment, goodwill and intangible assets).
[4]	‘Net operating assets’ exclude short-term investments, cash, short-term borrowings, loans, derivative financial instruments, retirement benefit obligations and non-operating receivables and payables.
[5]	Assets acquired in 2012 include those related to Amylin and Ardea (see Notes 9 and 22).

AstraZeneca Annual Report and Form 20-F Information 2013	147

Financial Statements | Notes to the Group Financial Statements

6 Segment information continued

	Property, plant and equipment
	2013 $m	2012 $m	2011 $m
UK	1,226	1,353	1,387
Sweden	1,158	1,183	1,408
US	2,048	2,197	2,309
Rest of the world	1,386	1,356	1,321
Continuing operations	5,818	6,089	6,425

Geographic markets

The table below shows revenue in each geographic market in which customers are located.

	2013 $m	2012 $m	2011 $m
UK	685	668	866
Continental Europe	6,521	7,042	8,896
The Americas	11,515	13,075	16,484
Asia, Africa & Australasia	6,990	7,188	7,345
Continuing operations	25,711	27,973	33,591

Revenue is recognised when the significant risks and rewards of ownership have been transferred to a third party. In general this is upon delivery of the products to wholesalers. Transactions with one wholesaler (2012: two; 2011: two) individually represented greater than 10% of total revenue. The value of these transactions recorded as revenue was $3,166m (2012: $3,517m and $3,155m; 2011: $4,298m and $4,170m).

7 Property, plant and equipment

	Land and buildings $m	Plant and equipment $m	Assets in course of construction $m	Total property, plant and equipment $m

Cost
At 1 January 2011	5,699	9,293	591	15,583
Capital expenditure	18	168	621	807
Transfer of assets into use	261	294	(555)	–
Disposals and other movements	62	(738)	(10)	(686)
Reduction on disposal of subsidiaries	(87)	(170)	(15)	(272)
Exchange adjustments	(42)	(68)	(12)	(122)
At 31 December 2011	5,911	8,779	620	15,310
Capital expenditure	37	229	502	768
Additions through business combinations	–	4	–	4
Transfer of assets into use	123	391	(514)	–
Disposals and other movements	(370)	(1,050)	(49)	(1,469)
Exchange adjustments	149	292	17	458
At 31 December 2012	5,850	8,645	576	15,071
Capital expenditure	21	222	565	808
Additions through business combinations	1	3	4	8
Transfer of assets into use	67	295	(362)	–
Disposals and other movements	(275)	(773)	(7)	(1,055)
Exchange adjustments	19	61	(5)	75
At 31 December 2013	5,683	8,453	771	14,907

Depreciation
At 1 January 2011	2,274	6,352	–	8,626
Charge for year	271	815	–	1,086
Disposals and other movements	(62)	(542)	–	(604)
Reduction on disposal of subsidiaries	(22)	(99)	–	(121)
Exchange adjustments	(26)	(76)	–	(102)
At 31 December 2011	2,435	6,450	–	8,885
Charge for year	280	743	–	1,023
Disposals and other movements	(129)	(1,116)	–	(1,245)
Exchange adjustments	82	237	–	319
At 31 December 2012	2,668	6,314	–	8,982
Charge for year	331	575	–	906
Impairment	7	94	–	101
Disposals and other movements	(73)	(900)	–	(973)
Exchange adjustments	19	54	–	73
At 31 December 2013	2,952	6,137	–	9,089

Net book value
At 31 December 2011	3,476	2,329	620	6,425
At 31 December 2012	3,182	2,331	576	6,089
At 31 December 2013	2,731	2,316	771	5,818

148	AstraZeneca Annual Report and Form 20-F Information 2013

7 Property, plant and equipment continued

Impairment charges in 2013 are attributable to strategy changes affecting manufacturing operations in China and the impact of restructuring our site footprint in the US.

There were no impairment charges in 2012 or 2011.

	2013 $m	2012 $m	2011 $m

The net book value of land and buildings comprised:
Freeholds	2,656	3,122	3,449
Leaseholds	75	60	27
Included within plant and equipment are Information Technology assets held under finance leases with a net book value of $86m (2012: $79m; 2011: $nil). 8 Goodwill
	2013 $m	2012 $m	2011 $m

Cost
At 1 January	10,223	10,186	10,206
Additions through business combinations	77	30	–
Exchange and other adjustments	7	7	(20)
At 31 December	10,307	10,223	10,186

Amortisation and impairment losses
At 1 January	325	324	335
Exchange and other adjustments	1	1	(11)
At 31 December	326	325	324
Net book value at 31 December	9,981	9,898	9,862

For the purpose of impairment testing of goodwill, the Group is regarded as a single cash-generating unit.

The recoverable amount is based on value in use using discounted risk-adjusted projections of the Group’s pre-tax cash flows over 10 years which is considered by the Board as a reasonable period given the long development and life-cycle of a medicine. The projections include assumptions about product launches, competition from rival products and pricing policy as well as the possibility of generics entering the market. In setting these assumptions we consider our past experience, external sources of information (including information on expected increases and ageing of the populations in our established markets and the expanding patient population in newer markets), our knowledge of competitor activity and our assessment of future changes in the pharmaceutical industry. The 10 year period is covered by internal budgets and forecasts. Given that internal budgets and forecasts are prepared for all projections, no general growth rates are used to extrapolate internal budgets and forecasts for the purposes of determining value in use. No terminal value is included as these cash flows are more than sufficient to establish that an impairment does not exist. The methods used to determine recoverable amounts have remained consistent with the prior year.

In arriving at value in use, we disaggregate our projected pre-tax cash flows into groups reflecting similar risks and tax effects. For each group of cash flows we use an appropriate discount rate reflecting those risks and tax effects. In arriving at the appropriate discount rate for each group of cash flows, we adjust AstraZeneca’s post-tax weighted average cost of capital (7.0% for 2013, 2012 and 2011) to reflect the impact of relevant industry risks, the time value of money and tax effects. The weighted average pre-tax discount rate we used was approximately 10% (2012: 10%; 2011: 10%).

As a further check, we compare our market capitalisation to the book value of our net assets and this indicates significant surplus at 31 December 2013 (and 31 December 2012 and 31 December 2011).

No goodwill impairment was identified.

The Group has also performed sensitivity analysis calculations on the projections used and discount rate applied. The Directors have concluded that, given the significant headroom that exists, and the results of the sensitivity analysis performed, there is no significant risk that reasonable changes in any key assumptions would cause the carrying value of goodwill to exceed its value in use.

AstraZeneca Annual Report and Form 20-F Information 2013	149

Financial Statements | Notes to the Group Financial Statements

9 Intangible assets

	Product, marketing and distribution rights $m	Other intangibles $m	Software development costs $m	Total $m

Cost
At 1 January 2011	15,804	2,335	1,399	19,538
Additions – separately acquired	189	14	239	442
Reduction on disposal of subsidiaries	–	(152)	–	(152)
Exchange and other adjustments	(94)	(9)	(4)	(107)
At 31 December 2011	15,899	2,188	1,634	19,721
Additions through business combinations	1,464	–	–	1,464
Additions – separately acquired	5,228	12	212	5,452
Exchange and other adjustments	271	(65)	59	265
At 31 December 2012	22,862	2,135	1,905	26,902
Additions through business combinations	2,045	371	–	2,416
Additions – separately acquired	635	–	166	801
Disposals	(46)	–	–	(46)
Exchange and other adjustments	57	(7)	19	69
At 31 December 2013	25,553	2,499	2,090	30,142

Amortisation and impairment losses
At 1 January 2011	5,088	1,425	867	7,380
Amortisation for year	652	119	140	911
Impairment	552	1	–	553
Reduction on disposal of subsidiaries	–	(39)	–	(39)
Exchange and other adjustments	(46)	(32)	14	(64)
At 31 December 2011	6,246	1,474	1,021	8,741
Amortisation for year	1,039	95	162	1,296
Impairment	192	1	6	199
Exchange and other adjustments	182	8	28	218
At 31 December 2012	7,659	1,578	1,217	10,454
Amortisation for year	1,498	93	188	1,779
Impairment	2,025	–	57	2,082
Impairment reversals	(285)	–	–	(285)
Disposals	(11)	–	–	(11)
Exchange and other adjustments	58	11	7	76
At 31 December 2013	10,944	1,682	1,469	14,095

Net book value
At 31 December 2011	9,653	714	613	10,980
At 31 December 2012	15,203	557	688	16,448
At 31 December 2013	14,609	817	621	16,047
Other intangibles consist mainly of licensing and rights to contractual income streams. Amortisation charges are recognised in profit as follows:
	Product, marketing and distribution rights $m	Other intangibles $m	Software development costs $m	Total $m

Year ended 31 December 2011
Cost of sales	129	–	–	129
Research and development expense	–	27	–	27
Selling, general and administrative costs	523	24	140	687
Other operating income and expense	–	68	–	68
Total	652	119	140	911

Year ended 31 December 2012
Cost of sales	325	–	–	325
Research and development expense	–	25	–	25
Selling, general and administrative costs	673	13	162	848
Other operating income and expense	41	57	–	98
Total	1,039	95	162	1,296

Year ended 31 December 2013
Cost of sales	502	–	–	502
Research and development expense	–	30	–	30
Selling, general and administrative costs	898	4	188	1,090
Other operating income and expense	98	59	–	157
Total	1,498	93	188	1,779

150	AstraZeneca Annual Report and Form 20-F Information 2013

9 Intangible assets continued

Impairment charges are recognised in profit as follows:

	Product, marketing and distribution rights $m	Other intangibles $m	Software development costs $m	Total $m

Year ended 31 December 2011
Research and development expense	548	1	–	549
Selling, general and administrative costs	4	–	–	4
Total	552	1	–	553

Year ended 31 December 2012
Research and development expense	185	1	–	186
Selling, general and administrative costs	7	–	6	13
Total	192	1	6	199

Year ended 31 December 2013
Research and development expense	335	–	–	335
Selling, general and administrative costs	1,690	–	57	1,747
Total	2,025	–	57	2,082

The impairment reversal of $285m booked in 2013 was recorded in Research and development expense.

Impairment charges and reversals

In 2013, AstraZeneca commenced enrollment of the first patient in the first of several Phase III clinical programmes for olaparib. As a result of the initiation of this programme, the impairment charge of $285m, taken in 2011 as detailed below, was reversed and the full historic carrying value of the asset restored to our balance sheet. There are several indications currently under development for olaparib and, at the date of the reversal of the impairment, the recoverable value of the intangible asset relating to olaparib, determined using value in use calculations as detailed below, was estimated to be at least $650m above its carrying value. The 2013 impairment charge of product, marketing and distribution rights includes a charge of $1,758m against the intangible asset for Bydureon, acquired as part of the 2012 collaboration with BMS on Amylin products as detailed below, following revised estimates for future sales performance as part of the annual budgeting process that are below AstraZeneca’s commercial expectations at that time of entering into the collaboration. Impairment charges also include $136m following AstraZeneca’s decision not to proceed with regulatory filings for fostamatinib.

The 2012 impairment of product, marketing and distribution rights includes a charge of $50m following the decision by AstraZeneca not to pursue a regulatory filing for TC-5214, based on the final results of Phase III efficacy and tolerability studies of the compound as an adjunct therapy to an anti-depressant in patients with major depressive disorder who do not respond adequately to initial anti-depressant treatment. The remaining $149m charge relates to the termination of other development projects during the year.

The 2011 impairment of product, marketing and distribution rights includes a full impairment charge of $285m following the termination of development of the investigational compound olaparib for the maintenance treatment of serous ovarian cancer. The 2011 impairment of product, marketing and distribution rights also includes an impairment of $150m reflecting a lower probability of success assessment for TC-5214, based on the results of the first two of four Phase III efficacy and tolerability studies. The remaining $117m charge relates to the termination of other development projects during the year.

The write downs in value of intangible assets, other than those arising from termination of R&D activities, were determined based on value in use calculations using discounted risk-adjusted projections of the products’ expected post-tax cash flows over a period reflecting the patent-protected lives of the individual products. The full period of projections is covered by internal budgets and forecasts. By their nature, the value in use calculations are sensitive to the underlying methods, assumptions and estimates. Consequently, there is a significant risk that partial impairments recognised in this way may be subject to adjustments in future periods. Those adjustments may be material. In arriving at the appropriate discount rate to use for each product, we adjust AstraZeneca’s post-tax weighted average cost of capital (7.0% for 2013, 2012 and 2011) to reflect the impact of risks and tax effects specific to the individual products. The weighted average pre-tax discount rate we used was approximately 13% (2012: 14%; 2011: 14%).

AstraZeneca Annual Report and Form 20-F Information 2013	151

Financial Statements | Notes to the Group Financial Statements

9 Intangible assets continued

Significant assets

	Description	Carrying value $m	Remaining amortisation period
Advance payment[1]	Product, marketing and distribution rights	329	5 years
Partial retirement[1]	Product, marketing and distribution rights	548	1-14 years
First Option[1]	Product, marketing and distribution rights	1,339	13-17 years
Second Option[1]	Product, marketing and distribution rights	961	2-3 years
Intangible assets arising from the acquisition of CAT[5]	Product, marketing and distribution rights	216	2 and 7 years
RSV franchise assets arising from the acquisition of MedImmune	Product, marketing and distribution rights	3,337	12 years
Intangible assets arising from the acquisition of MedImmune	Licensing and contractual income	341	5-6 years
Intangible assets arising from the acquisition of MedImmune	Product, marketing and distribution rights	513	18 years
Intangible assets arising from the collaboration with BMS[2]	Product, marketing and distribution rights	500	9-10 years
Bydureon (weekly) asset arising from the Amylin collaboration with BMS[3]	Product, marketing and distribution rights	761	17 years
Other intangible assets arising from the Amylin collaboration with BMS[3]	Product, marketing and distribution rights	559	9-17 years
Intangible assets arising from the acquisition of Novexel[4]	Product, marketing and distribution rights	313	Not amortised
Intangible assets arising from the acquisition of Ardea[4]	Product, marketing and distribution rights	1,464	Not amortised
Intangible assets arising from the acquisition of Pearl Therapeutics[4]	Product, marketing and distribution rights	985	Not amortised
Intangible assets arising from the acquisition of Omthera[4]	Product, marketing and distribution rights	526	Not amortised
Intangible assets arising from the acquisition of Amplimmune[4]	Product, marketing and distribution rights	534	Not amortised
Intangible assets arising from the acquisition of Spirogen	Research technology rights	362	10 years

[1]	These assets are associated with the restructuring of the joint venture with Merck.
[2]	These assets arise from the collaboration agreement with BMS for Onglyza and Forxiga.
[3]	These assets arise from the collaboration agreement with BMS for the related Amylin products.
[4]	Assets in development are not amortised but are tested annually for impairment.
[5]	Cambridge Antibody Technology Group PLC.

Collaboration with BMS on Amylin products

On 8 August 2012, BMS completed its acquisition of Amylin. On that date, AstraZeneca and BMS entered into collaboration arrangements, based substantially on the framework of the existing diabetes alliance, regarding the development and commercialisation of Amylin’s portfolio of products. Under the terms of the collaboration, the companies jointly undertake the global selling and marketing activities in relation to the collaboration products. BMS undertook all manufacturing activities with AstraZeneca receiving collaboration product at cost. Profits and losses arising from the collaboration were shared equally.

The total consideration for AstraZeneca’s participation in the collaboration was $3.7bn. AstraZeneca’s payment to BMS for its participation in the collaboration primarily resulted in the purchase of intangible assets, valued at $3,358m, related to the collaboration products: Byetta (exenatide) injection and Bydureon (exenatide extended-release for injectable suspension/exenatide 2mg powder and solvent for prolonged release suspension for injection) that are approved for use in both the US and Europe, Symlin (pramlintide acetate) injection that is approved for use in the US, and metreleptin, a leptin analogue currently under review at the FDA for the treatment of diabetes and/or hypertriglyceridaemia in patients with rare forms of inherited or acquired lipodystrophy. In addition, a prepayment of $0.4bn was recognised representing payments in advance for collaboration products.

AstraZeneca accounts for the collaboration as a joint operation and recognises its share of revenue, costs, assets and liabilities.

As detailed in Note 28, subsequent to the year end in February 2014, AstraZeneca acquired BMS’s interests in the diabetes alliance, including acquiring 100% of the share capital of Amylin.

Arrangements with Merck

In 1982, Astra set up a joint venture with Merck & Co., Inc. (now Merck Sharp & Dohme Corp., a subsidiary of the new Merck & Co., Inc. that resulted from the merger with Schering-Plough) (‘Merck’) for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the ‘Restructuring’). Under the agreements relating to the Restructuring (the ‘Agreements’), a US limited partnership (the ‘Partnership’) was formed, in which Merck is the limited partner and AstraZeneca is the general partner, and AstraZeneca obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the Partnership and place limitations on AstraZeneca’s commercial freedom to operate. The Agreements provide, in part, for:

>	annual contingent payments;
>	termination arrangements which cause Merck to relinquish its interests in AstraZeneca’s products and activities in stages, some of which are mandatory and others optional.

The termination arrangements and payments include:

>	the Advance Payment
>	the Partial Retirement
>	the True-Up
>	the Loan Note Receivable
>	the First Option
>	the Second Option.

152	AstraZeneca Annual Report and Form 20-F Information 2013

9 Intangible assets continued

AstraZeneca considers that the termination arrangements described above represent the acquisition, in stages, of Merck’s interests in the Partnership and Agreement products (including Merck’s rights to contingent payments). Once all payments are made, AstraZeneca will have unencumbered discretion in its operations in the US market. AstraZeneca anticipates that the benefits that accrue under all of the termination arrangements arise from:

>	The substantial freedom over products acquired or discovered after the merger of Astra and Zeneca in 1999; and
>	Enhanced contributions from, and substantial freedom over, those products that have already been launched (for example, Prilosec, Nexium, Brilinta, Pulmicort, Symbicort, Rhinocort and Atacand) and those that are in development.

Economic benefits include relief from contingent payments and other cost efficiencies, together with the strategic advantages of increased freedom to operate.

The intangible assets relating to purchased product rights are subject to impairment testing and would be partially or wholly impaired if a product is withdrawn or if activity in any of the affected therapy areas is significantly curtailed.

Annual Contingent Payments

AstraZeneca makes ongoing payments to Merck based on sales of certain of its products in the US (the ‘contingent payments’ on the Agreement products). Contingent payments in respect of Prilosec and Nexium will continue until the Second Option is exercised and consummated (as discussed under Second Option below). Contingent payments on all other Agreement products have ceased as discussed under First Option below.

Advance Payment

The merger between Astra and Zeneca in 1999 triggered the first step in the termination arrangements. Merck relinquished all rights, including contingent payments on future sales, to potential Astra products with no existing or pending US patents at the time of the merger. As a result, AstraZeneca now has rights to such products and is relieved of potential obligations to Merck and restrictions in respect of those products (including annual contingent payments), affording AstraZeneca substantial freedom to exploit the products as it sees fit. At the time of the merger, the Advance Payment of $967m was made. The Advance Payment has been accounted for as an intangible asset and is being amortised over 20 years. Although the rights obtained apply in perpetuity, the period of amortisation of 20 years is used to reflect the typical timescale of development and marketing of a product.

Partial Retirement, True-Up and Loan Note Receivable

On 17 March 2008, AstraZeneca made a net cash payment to Merck of approximately $2.6bn in connection with the Partial Retirement, the True-Up and the Loan Note Receivable. This payment resulted in AstraZeneca acquiring Merck’s interests in certain AstraZeneca products (including Pulmicort, Rhinocort, Symbicort and Toprol-XL), AstraZeneca ceasing contingent payments on these products and AstraZeneca obtaining the ability to exploit these products and other opportunities in the Respiratory Therapy Area. Intangible assets of $994m were recognised at the time with the balance of the net payment ($1,656m) representing payments on account for future product rights associated with the First Option and the Second Option as detailed below. These ‘non-refundable deposits’ were classified as intangible assets.

First Option

On 26 February 2010, AstraZeneca exercised the First Option. Payment of $647m to Merck was made on 30 April 2010. This payment resulted in AstraZeneca acquiring Merck’s interests in products covered by the First Option including Entocort, Atacand, Plendil and certain products in development at the time (principally Brilinta and lesogaberan; development of lesogaberan was subsequently discontinued). Also on 30 April 2010, contingent payments on these products ceased with respect to periods after this date and AstraZeneca obtained the ability to exploit these products and other opportunities in the Cardiovascular and Neuroscience Therapy Areas. These rights were valued at $1,829m and were recognised as intangible assets from 26 February 2010 ($1,182m having been transferred from non-refundable deposits to supplement the payment of $647m to Merck). Of these rights, $689m was allocated to contingent payment relief and $1,140m to intangible assets reflecting the ability to fully exploit the products in the Cardiovascular and Neuroscience Therapy Areas. The remaining non-refundable deposits of $474m relate to benefits that would be secured upon AstraZeneca exercising the Second Option.

Second Option

The Agreements provided that AstraZeneca may exercise a Second Option to purchase Merck’s interests in the Merck affiliates that hold the limited partner and other rights referred to above. Exercise of the Second Option would result in the repurchase by AstraZeneca of Merck’s interests in Prilosec and Nexium in the US. This option was exercisable by AstraZeneca in May to October of 2012, or in 2017, or if combined annual sales of the two products fell below a minimum amount.

On 26 June 2012, AstraZeneca and Merck agreed to amend certain provisions of the Agreements with respect to the Second Option.

The principal areas covered by the amendments are a change in the timing for AstraZeneca to exercise the Second Option, and agreement on the valuation methodology for setting certain aspects of the option exercise price. Under the amended Agreements, Merck has granted to AstraZeneca a new Second Option exercisable by AstraZeneca between 1 March 2014 and 30 April 2014, with closing on 30 June 2014. Options exercisable in 2017 or if combined annual sales fall below a minimum amount also remain available to AstraZeneca. In addition to this revised timing for the Second Option, AstraZeneca and Merck have also reached agreement on the valuation methodology for setting certain components of the option exercise price for a 2014 exercise. In lieu of third party appraisals, the valuation for a 2014 exercise is now a fixed sum of $327m, based on a shared view by AstraZeneca and Merck of the forecasts for sales of Nexium and Prilosec in the US market. The agreed amount that would be payable on 30 June 2014 is subject to a true-up in 2018 that replaces a shared forecast with actual sales for the period from closing in 2014 to June 2018. In addition, the exercise price for the Second Option also includes a multiple of ten times Merck’s average 1% annual profit allocation in the Partnership for the three years prior to exercise. AstraZeneca currently expects this amount to be around $80m. The component of the exercise price of the Second Option that includes the net present value of up to 5% of future US sales of Vimovo, with the precise amount dependent on an annual sales threshold that has not yet been achieved and the timing of the option exercise, will continue.

AstraZeneca Annual Report and Form 20-F Information 2013	153

Financial Statements | Notes to the Group Financial Statements

9 Intangible assets continued

AstraZeneca believes that the amendments provide a greater degree of certainty to the valuation of the Second Option that is preferable to the previous arrangements and, barring unforeseen circumstances, AstraZeneca now intends to exercise the Second Option in 2014.

Under the amendments, if AstraZeneca exercises in 2014, Merck’s existing rights to manufacture Nexium and Prilosec would cease upon closing. In connection with the amendments, Merck also granted AstraZeneca flexibility to exploit certain commercial opportunities with respect to Nexium.

AstraZeneca now considers that exercise of the Second Option is virtually certain. This judgement is supported by management’s view that: AstraZeneca is fully committed to exercising the Second Option in 2014, barring unforeseen circumstances; external announcements of that intention constructively oblige AstraZeneca to exercise in 2014, barring unforeseen circumstances; and the Second Option price is highly favourable, giving economic compulsion for AstraZeneca to exercise in 2014. As such, AstraZeneca has applied an accounting treatment to reflect the Second Option as if the date of exercise were 26 June 2012 (the date of amendment of the Agreements), resulting in liabilities to Merck of approximately $1.5bn ($1.1bn of which will be paid by way of monthly contingent payments between 1 July 2012 and 30 June 2014 and the balance as a lump sum on 30 June 2014), and a corresponding increase to intangible assets, from that date. These intangible assets, and the $474m from the First Option (detailed above), in aggregate, reflect the value of the ability to exploit opportunities in the Gastrointestinal Therapy Area and relief from contingent payments.

10 Other investments

	2013 $m	2012 $m	2011 $m

Non-current investments
Equity securities available for sale	281	199	201
Total	281	199	201

Current investments
Equity securities and bonds available for sale	735	748	296
Equity securities held for trading	46	29	25
Fixed deposits	15	46	3,927
Total	796	823	4,248

The equity securities and bonds available for sale in current investments of $735m (2012: $748m; 2011: $296m) are held in an escrow account. Further details of this escrow account are included in Note 18.

Impairment charges of $22m in respect of available for sale securities are included in other operating income and expense in profit (2012: $2m; 2011: $3m).

Equity securities and bonds available for sale, and equity securities held for trading, are held on the consolidated statement of financial position at fair value. The fair value of listed investments is based on year end quoted market prices. For unlisted investments, cost is considered to approximate to fair value, as detailed below. Fixed deposits are held at amortised cost with carrying value being a reasonable approximation of fair value given their short-term nature.

None of the financial assets or liabilities have been reclassified in the year.

Fair value hierarchy

The table below analyses financial instruments, contained within other investments and carried at fair value, by valuation method. The different levels have been defined as follows:

> Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

> Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (ie as prices) or indirectly (ie derived from prices).

> Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1 $m	Level 2 $m	Level 3 $m	Total $m

2011
Equity securities and bonds available for sale	338	–	159	497
Equity securities held for trading	25	–	–	25
Total	363	–	159	522

2012
Equity securities and bonds available for sale	809	–	138	947
Equity securities held for trading	29	–	–	29
Total	838	–	138	976

2013
Equity securities and bonds available for sale	807	–	209	1,016
Equity securities held for trading	46	–	–	46
Total	853	–	209	1,062

154	AstraZeneca Annual Report and Form 20-F Information 2013

10 Other investments continued

Equity securities available for sale that are analysed at Level 3 represent investments in private biotech companies. In the absence of specific market data, these unlisted investments are held at cost, adjusted as necessary for impairments, which approximates to fair value. Movements in Level 3 investments are detailed below:

	2013 $m	2012 $m	2011 $m
At 1 January	138	159	167
Additions	70	17	8
Transfers in/(out)	–	(25)	–
Disposals	(8)	(20)	(28)
Impairments and exchange adjustments	9	7	12
At 31 December	209	138	159

Assets are transferred in or out of Level 3 on the date of the event or change in circumstances that caused the transfer.

11 Inventories

	2013 $m	2012 $m	2011 $m
Raw materials and consumables	570	620	588
Inventories in process	659	876	645
Finished goods and goods for resale	680	565	619
Inventories	1,909	2,061	1,852

The Group recognised $2,981m (2012: $3,019m; 2011: $3,447m) of inventories as an expense within cost of sales during the year.

Inventory write-offs in the year amounted to $91m (2012: $120m; 2011: $51m).

12 Trade and other receivables

Non-current other receivables

Non-current other receivables of $1,867m (2012: $352m; 2011: $nil) include a prepayment of $1,276m (2012: $nil; 2011: $nil) which represents the long-term element of minimum contractual royalties payable to Shionogi under the global licence agreement for Crestor, which was re-negotiated in December 2013. The resulting modified royalty structure, which now includes fixed minimum and maximum payments in years until 2020, has resulted in the Company recognising liabilities, and corresponding prepayments, for the discounted value of total minimum payments. The current portion of the prepayment is $350m and is reported in amounts due within one year. Non-current other receivables also include prepayments in relation to our joint operation with BMS and our research collaboration with Moderna Therapeutics.

Current trade and other receivables

	2013 $m	2012 $m	2011 $m

Amounts due within one year
Trade receivables	5,578	5,760	6,696
Less: Amounts provided for doubtful debts (Note 23)	(64)	(64)	(66)
	5,514	5,696	6,630
Other receivables	684	750	1,172
Prepayments and accrued income	1,420	923	725
	7,618	7,369	8,527

Amounts due after more than one year
Other receivables	110	85	65
Prepayments and accrued income	151	175	162
	261	260	227
Trade and other receivables	7,879	7,629	8,754

All financial assets included within current trade and other receivables are held on the consolidated statement of financial position at amortised costs with carrying value being a reasonable approximation of fair value.

13 Cash and cash equivalents

	2013 $m	2012 $m	2011 $m
Cash at bank and in hand	1,094	1,304	1,488
Short-term deposits	8,123	6,397	6,083
Cash and cash equivalents	9,217	7,701	7,571
Unsecured bank overdrafts	(222)	(105)	(137)
Cash and cash equivalents in the cash flow statement	8,995	7,596	7,434

The Group holds $119m (2012: $301m; 2011: $543m) of cash and cash equivalents which is required to meet insurance solvency, capital and security requirements, and which, as a result, is not readily available for the general purposes of the Group.

Cash and cash equivalents are held on the consolidated statement of financial position at amortised cost. Fair value approximates to carrying value.

AstraZeneca Annual Report and Form 20-F Information 2013	155

Financial Statements | Notes to the Group Financial Statements

14 Interest-bearing loans and borrowings

				Repayment dates		2013 $m		2012 $m	2011 $m

Current liabilities
Bank overdrafts				On demand		222		105	137
Finance leases						30		22	–
5.4% Callable bond	US dollars			2012		–		–	1,769
5.4% Callable bond	US dollars			2014		766		–	–
Other loans				Within one year		770		774	84
Total						1,788		901	1,990

Non-current liabilities
Finance leases						72		62	–
5.4% Callable bond	US dollars			2014		–		805	834
5.125% Non-callable bond	euros			2015		1,035		990	969
5.9% Callable bond	US dollars			2017		1,854		1,895	1,896
1.95% Callable bond	US dollars			2019		996		995	–
7% Guaranteed debentures	US dollars			2023		356		399	387
5.75% Non-callable bond	pounds sterling			2031		573		561	536
6.45% Callable bond	US dollars			2037		2,717		2,717	2,716
4% Callable bond	US dollars			2042		985		985	–
Total						8,588		9,409	7,338

All loans and borrowings above are unsecured, except for finance leases which are secured against the Information Technology assets to which they relate (see Note 7).

Set out below is a comparison by category of carrying values and fair values of all the Group’s interest-bearing loans and borrowings at 31 December 2013, 31 December 2012 and 31 December 2011.

		Instruments in a fair value hedge relationship $m	[1]	Instruments designated at fair value $m	[2]	Amortised cost $m	[3]	Total carrying value $m	Fair value $m

2011
Overdrafts		–		–		137		137	137
Loans due within one year		770		–		1,083		1,853	1,891
Loans due after more than one year		899		1,221		5,218		7,338	8,765
Total at 31 December 2011		1,669		1,221		6,438		9,328	10,793

2012
Overdrafts		–		–		105		105	105
Finance leases due within one year		–		–		22		22	22
Finance leases due after more than one year		–		–		62		62	62
Loans due within one year		–		–		774		774	774
Loans due after more than one year		900		1,204		7,243		9,347	10,897
Total at 31 December 2012		900		1,204		8,206		10,310	11,860

2013
Overdrafts		–		–		222		222	222
Finance leases due within one year		–		–		30		30	30
Finance leases due after more than one year		–		–		72		72	72
Loans due within one year		–		766		770		1,536	1,536
Loans due after more than one year		856		356		7,304		8,516	9,296
Total at 31 December 2013		856		1,122		8,398		10,376	11,156

[1]	Instruments designated as hedged items in fair value hedge relationships with respect to interest rate risk include a designated portion of the US dollars 5.9% callable bond repayable in 2017.
[2]	Instruments designated at fair value through profit or loss include the US dollar 5.4% callable bond repayable in 2014 and the US dollar 7% guaranteed debentures repayable in 2023.
[3]	Included within borrowings held at amortised cost are amounts designated as hedges of net investments in foreign operations of $1,608m (2012: $1,551m; 2011: $1,505m) held at amortised cost. The fair value of these borrowings was $1,769m at 31 December 2013 (2012: $1,808m; 2011: $1,752m).

The fair value of fixed-rate publicly traded debt is based on year end quoted market prices; the fair value of floating rate debt is nominal value, as mark to market differences would be minimal given the frequency of resets. The carrying value of loans designated at fair value through profit or loss is the fair value; this falls within the Level 1 valuation method as defined in Note 10. For loans designated in a fair value hedge relationship, carrying value is initially measured at fair value and remeasured for fair value changes in respect of the hedged risk at each reporting date. All other loans are held at amortised cost. Fair values, as disclosed in the table above, are all determined using the Level 1 valuation method as defined in Note 10, with the exception of overdrafts and finance leases, where fair value approximates to carrying values.

156	AstraZeneca Annual Report and Form 20-F Information 2013

14 Interest-bearing loans and borrowings continued

A gain of $5m was made during the year on the fair value of bonds designated at fair value through profit or loss, due to increased credit risk. A gain of $39m has been made on these bonds since designation due to increased credit risk. Changes in credit risk had no material effect on any other financial assets and liabilities recognised at fair value in the Group’s Financial Statements. The change in fair value attributable to changes in credit risk is calculated as the change in fair value not attributable to market risk. The amount payable at maturity on bonds designated at fair value through profit or loss is $1,037m.

The interest rates used to discount future cash flows for fair value adjustments, where applicable, are based on market swap curves at the reporting date, and were as follows:

	2013	2012	2011
Loans and borrowings	0.3% to 3.2%	0.6% to 2.0%	0.9% to 2.3%

15 Derivative financial instruments

Derivative financial instruments consist of interest rate swaps (included in instruments designated at fair value if related to debt designated at fair value or instruments in a fair value hedge relationship if formally designated as in a fair value hedge relationship), cross-currency swaps (included in instruments designated in net investment hedges) and forward foreign exchange contracts (included below in other derivatives).

	Non-current assets $m	Current assets $m	Current liabilities $m	Non-current liabilities $m	Total $m
Designated in a fair value hedge	153	20	–	–	173
Related to instruments designated at fair value through profit or loss	189	–	–	–	189
Other derivatives	–	5	(9)	–	(4)
31 December 2011	342	25	(9)	–	358

	Non-current assets $m	Current assets $m	Current liabilities $m	Non-current liabilities $m	Total $m
Designated in a fair value hedge	151	–	–	–	151
Related to instruments designated at fair value through profit or loss	162	–	–	–	162
Designated as a net investment hedge	76	–	–	–	76
Other derivatives	–	31	(3)	–	28
31 December 2012	389	31	(3)	–	417

	Non-current assets $m	Current assets $m	Current liabilities $m	Non-current liabilities $m	Total $m
Designated in a fair value hedge	108	–	–	–	108
Related to instruments designated at fair value through profit or loss	69	16	–	–	85
Designated as a net investment hedge	188	–	–	(1)	187
Other derivatives	–	24	(2)	–	22
31 December 2013	365	40	(2)	(1)	402

All derivatives are held at fair value and fall within Level 2 of the fair value hierarchy as defined in Note 10. None of the derivatives have been reclassified in the year.

The fair value of interest rate swaps and cross-currency swaps is estimated using appropriate zero coupon curve valuation techniques to discount future contractual cash flows based on rates at current year end.

The fair value of forward foreign exchange contracts is estimated by discounting the future contractual cash flows using appropriate yield curves based on market forward foreign exchange rates at the year end. The majority of forward foreign exchange contracts for existing transactions had maturities of less than one month from year end.

The interest rates used to discount future cash flows for fair value adjustments, where applicable, are based on market swap curves at the reporting date, and were as follows:

	2013	2012	2011
Derivatives	0.3% to 3.2%	0.6% to 2.0%	0.9% to 2.3%

AstraZeneca Annual Report and Form 20-F Information 2013	157

Financial Statements | Notes to the Group Financial Statements

16 Trade and other payables

				2013 $m	2012 $m	2011 $m

Current liabilities
Trade payables				2,499	2,449	2,155
Value added and payroll taxes and social security				207	231	343
Rebates and chargebacks				2,853	2,486	3,285
Accruals				3,606	3,200	2,474
Other payables				1,197	855	718
Total				10,362	9,221	8,975

Non-current liabilities
Accruals				126	710	113
Other payables				2,226	291	272
Total				2,352	1,001	385

With the exception of a payable of $514m (2012: $nil; 2011: $nil) held within other payables, that arose on business combinations (see Note 22), and which is held at fair value, within Level 3 of the fair value hierarchy as defined in Note 10, all other financial liabilities are held on the consolidated statement of financial position at amortised cost with carrying value being a reasonable approximation of fair value. Movements on Level 3 financial liabilities are detailed below.

				2013 $m	2012 $m	2011 $m
At 1 January				–	–	50
Additions arising on business combinations				532	–	–
Settlements				–	–	(50)
Revaluations				(18)	–	–
At 31 December				514	–	–

17 Provisions for liabilities and charges
	Severance $m	Environmental $m	Employee benefits $m	Legal $m	Other provisions $m	Total $m
At 1 January 2011	659	119	127	562	471	1,938
Charge for year	450	5	16	135	110	716
Cash paid	(377)	(32)	(17)	(153)	(78)	(657)
Reversals	(55)	–	–	–	(85)	(140)
Exchange and other movements	(13)	–	16	(4)	6	5
At 31 December 2011	664	92	142	540	424	1,862
Charge for year	873	22	19	90	92	1,096
Cash paid	(853)	(27)	(20)	(513)	(63)	(1,476)
Reversals	(65)	–	–	(18)	(91)	(174)
Exchange and other movements	18	1	7	1	9	36
At 31 December 2012	637	88	148	100	371	1,344
Charge for year	652	27	20	23	49	771
Cash paid	(532)	(28)	(19)	(78)	(24)	(681)
Reversals	(20)	–	–	(5)	(78)	(103)
Exchange and other movements	34	–	3	19	2	58
At 31 December 2013	771	87	152	59	320	1,389

				2013 $m	2012 $m	2011 $m
Due within one year				823	916	1,388
Due after more than one year				566	428	474
Total				1,389	1,344	1,862

AstraZeneca is undergoing a global restructuring initiative which involves rationalisation of the global supply chain, the sales and marketing organisation, IT and business support infrastructure, and R&D. Employee costs in connection with the initiatives are recognised in severance provisions.

Details of the environmental and legal provisions are provided in Note 25.

Employee benefit provisions include the Deferred Bonus Plan. Further details are included in Note 24.

Other provisions comprise amounts relating to specific contractual or constructive obligations and disputes.

No provision has been released or applied for any purpose other than that for which it was established.

158	AstraZeneca Annual Report and Form 20-F Information 2013

18 Post-retirement benefits

Pensions

Background

The Company and most of its subsidiaries offer retirement plans which cover the majority of employees in the Group. Many of these plans are ‘defined contribution’, where AstraZeneca’s contribution and resulting charge is fixed at a set level or is a set percentage of employees’ pay. However, several plans, mainly in the UK, the US, Sweden and Germany, are ‘defined benefit’, where benefits are based on employees’ length of service and average final salary (typically averaged over one, three or five years). The major defined benefit plans, apart from the collectively bargained Swedish plan (which is still open to employees born before 1979), have been closed to new entrants since 2000. During 2010, following consultation with its UK employees’ representatives, AstraZeneca introduced a freeze on pensionable pay at 30 June 2010 levels for defined benefit members of the UK Pension Fund.

The major defined benefit plans are funded through legally separate, fiduciary-administered funds. The cash funding of the plans, which may from time to time involve special payments, is designed, in consultation with independent qualified actuaries, to ensure that the assets together with future contributions should be sufficient to meet future obligations. The funding is monitored rigorously by AstraZeneca and appropriate fiduciaries specifically with reference to AstraZeneca’s credit rating, market capitalisation, cash flows and the solvency of the relevant pension scheme.

Financing Principles

97% of the Group’s defined benefit obligations at 31 December 2013 are in schemes within the UK, the US, Sweden or Germany. In these countries, the pension obligations are funded with reference to the following financing principles:

>	The Group has a fundamental belief in funding the benefits it promises to employees.
>	The Group considers its pension arrangements in the context of its broader capital structure. In general, it does not believe in committing excessive capital for funding while it has better uses of capital within the business nor does it wish to generate surpluses.
>	The pension funds are not part of the Group’s core business. The Group believes in taking some rewarded risks with the investments underlying the funding, subject to a medium to long-term plan to reduce those risks if opportunities arise.
>	The Group recognises that deciding to hold certain investments may cause volatility in the funding position. The Group would not wish to amend its contribution level for relatively small deviations from its preferred funding level, because it is expected that there will be short-term volatility, but it is prepared to react appropriately to more significant deviations.
>	In the event that local regulations require an additional level of financing, the Group would consider the use of alternative methods of providing this that do not require immediate cash funding but help mitigate exposure of the pension arrangement to the credit risk of the Group.

These principles are appropriate to AstraZeneca’s business at the present date; should circumstances change they may require review.

AstraZeneca has developed a funding framework to implement these principles. This determines the cash contributions payable to the pension funds, but does not affect the IAS 19 (2011) liabilities. To reduce the risk of committing excess capital to pension funds, liability valuations are based on the expected return on the actual pension assets, rather than a corporate bond yield. At present, this puts a different, lower value on the liabilities than IAS 19 (2011).

UK

With regard to the Group’s UK defined benefit fund, the above principles are modified in light of the UK regulatory requirements (summarised below) and resulting discussions with the Pension Fund Trustee.

Role of Trustees (UK)

The UK Pension Fund is managed by a corporate Trustee which is legally separate from the Company. The Trustee Directors are composed of representatives appointed by both the employer and employees, and include an independent professional Trustee Director. The Trustee Directors are required by law to act in the interest of all relevant beneficiaries and are responsible in particular for the asset investment policy plus the day to day administration of the benefits. They also are responsible for jointly agreeing with the employer the level of contributions due to the UK Pension Fund (see below).

Funding requirements (UK)

UK legislation requires that pension schemes are funded prudently (ie to a level in excess of the current expected cost of providing benefits). The last funding valuation of the AstraZeneca Pension Fund was carried out by a qualified actuary as at 31 March 2010. The latest funding valuation of the AstraZeneca Pension Fund as at 31 March 2013 is underway. Within 15 months of each valuation, the Trustee and the Company must agree the contributions required (if any) to ensure the Fund is fully funded over time on a suitable prudent measure. Contributions agreed in this manner constitute a minimum funding requirement.

In addition, AstraZeneca will make contributions to an escrow account which will be held outside of the UK Pension Fund. The escrow account assets will be payable to the fund in agreed circumstances, for example, in the event of AstraZeneca and the Pension Fund Trustee agreeing on a change to the current long-term investment strategy. At 31 December 2013, £446m ($735m) of escrow fund assets are included within other investments (see Note 10).

Under the current funding plan, contributions of £264m ($436m) are required to be made towards the deficit no later than 31 January 2015. In practice, it is expected that these contributions will be made by transferring assets from the separate escrow account created for the purpose of managing funding of the UK Pension Fund. Under this plan the fund is expected to be fully funded by 31 March 2017. However, this recovery plan is under review as part of the 31 March 2013 valuation.

Under the agreed funding principles used to set the statutory funding target, the key assumptions as at 31 March 2010 were as follows: long-term UK price inflation set at 3.8% per annum, salary increases at 0% per annum (as a result of pensionable pay levels being frozen in 2010), pension increases at 3.55% per annum and investment returns at 5.9% per annum. The resulting valuation of the Fund’s liabilities on that basis were £3,950m ($6,100m) compared to a market value of assets at 31 March 2010 of £3,129m ($4,832m).

AstraZeneca Annual Report and Form 20-F Information 2013	159

Financial Statements | Notes to the Group Financial Statements

18 Post-retirement benefits continued

Under the governing documentation of the UK Pension Fund, any future surplus in the Fund would be returnable to AstraZeneca by refund assuming gradual settlement of the liabilities over the lifetime of the fund. As such, there are no adjustments required in respect of IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction’.

Regulation (UK)

The UK pensions market is regulated by the Pensions Regulator whose statutory objectives and regulatory powers are described on its website: www.thepensionsregulator.gov.uk.

Rest of Group

The IAS 19 (2011) positions as at 31 December 2013 are shown below for each of the other countries with significant defined benefit plans. These plans account for 90% of the Group’s defined benefit obligations outside of the UK. The US and Sweden pension funds are managed by fiduciary bodies with responsibility for the investment policies of those funds. These plans are funded in line with the financing principles and contributions paid as prescribed by the funding framework.

>	The US defined benefits programme was actuarially revalued at 31 December 2013, when plan obligations were $1,655m and plan assets were $1,651m. This includes obligations in respect of the non-qualified plan which is largely unfunded.
>	The Swedish defined benefits programme was actuarially revalued at 31 December 2013, when plan obligations were estimated to amount to $1,719m and plan assets were $1,238m.
>	The German defined benefits programme was actuarially revalued at 31 December 2013. In accordance with practice in Germany, the plan has a low level of funding: plan obligations amounted to $361m and plan assets were $23m.

On current bases, it is expected that contributions (excluding those in respect of past service cost) during the year ending 31 December 2014 to the four main countries will be $285m.

Post-retirement benefits other than pensions

In the US, and to a lesser extent in certain other countries, AstraZeneca’s employment practices include the provision of healthcare and life assurance benefits for retired employees. As at 31 December 2013, some 3,513 retired employees and covered dependants currently benefit from these provisions and some 8,098 current employees will be eligible on their retirement. AstraZeneca accrues for the present value of such retiree obligations over the working life of the employee. In practice, these benefits will be funded with reference to the financing principles.

The cost of post-retirement benefits other than pensions for the Group in 2013 was $16m (2012: $16m; 2011: $12m). Plan assets were $314m and plan obligations were $331m at 31 December 2013. These benefit plans have been included in the disclosure of post-retirement benefits under IAS 19 (2011).

Financial assumptions

Qualified independent actuaries have updated the actuarial valuations under IAS 19 (2011) of the major defined benefit schemes operated by the Group to 31 December 2013. The assumptions used by the actuaries are chosen from a range of possible actuarial assumptions which, due to the long-term nature of the schemes, may not necessarily be borne out in practice. These assumptions were as follows:

	2013		2012
	UK	Rest of Group	UK	Rest of Group
Inflation assumption	3.5%	2.2%	3.1%	2.2%
Rate of increase in salaries	–[1]	3.4%	–[1]	3.4%
Rate of increase in pensions in payment	3.3%	1.1%	2.9%	1.1%
Discount rate	4.5%	4.3%	4.5%	3.6%

[1]   Pensionable pay frozen at 30 June 2010 levels following UK fund changes.

Demographic assumptions

The mortality assumptions are based on country-specific mortality tables. These are compared to actual AstraZeneca experience and adjusted where sufficient data is available. Additional allowance for future improvements in life expectancy is included for all major schemes where there is credible data to support this continuing trend.

The table below illustrates life expectancy assumptions at age 65 for male members retiring in 2013 and members expected to retire in 2033 (2012: 2012 and 2032 respectively).

	Life expectancy assumption for a male member retiring at age 65
Country	2013	2033	2012	2032
UK	23.6	25.3	23.1	24.8
US	20.2	21.6	20.1	21.5
Sweden	20.5	22.4	20.4	22.4
Germany	18.7	21.4	18.6	21.3

160	AstraZeneca Annual Report and Form 20-F Information 2013

18 Post-retirement benefits continued

Risks associated with the Company’s defined benefit pensions

The UK defined benefit plan accounts for 67% of the Group’s defined benefit obligations and exposes the Company to a number of risks, the most significant of which are:

Risk	Description	Mitigation
Volatile asset returns	The Defined Benefit Obligation (DBO) is calculated using a discount rate set with reference to corporate bond yields; asset returns that differ from the discount rate will create an element of volatility in the solvency ratio. The UK Pension Fund holds a significant proportion (40%) of its assets in growth assets (such as equities) which, though expected to outperform corporate bonds in the long term, create volatility and risk in the short term. The allocation to growth assets is monitored to ensure it remains appropriate given the UK Pension Fund’s long-term objectives.

The Company and Trustee have put in place an equity option hedging strategy for the UK Pension Fund to reduce the volatility of equity investment returns. The hedging strategy protects against falls in equity markets of between 95% and 84% by foregoing upside above 105% returns.

The Company and Trustee have also hedged the UK Pension Fund equity investments against any changes to the US dollar, the euro, and the Japanese yen for assets denominated in these currencies. Currently around 16% of the fund assets are hedged against the US dollar, 2% against the euro and 1% against the Japanese yen.

Changes in bond yields	A decrease in corporate bond yields will increase the value placed on the DBO for accounting purposes, although this will be partially offset by an increase in the value of the UK Pension Fund’s bond holdings.

The UK Pension Fund also holds a substantial proportion of its assets (60%) as corporate bonds, which provide a significant hedge against falling bond yields (falling yields which increase the DBO will also increase the value of the bond assets). This interest rate hedge is further extended by the use of interest rate swaps, so that overall the UK Pension Fund assets hedge 42% of the DBO exposure to changes in interest rates. Note that there are some differences in the credit quality of bonds held by the UK Pension Fund and the bonds analysed to decide the DBO discount rate, such that there remains some risk should yields on different quality bond/swap assets diverge.

Inflation risk	A significant proportion of the DBO is indexed in line with price inflation (specifically inflation in the UK Retail Price Index) and higher inflation will lead to higher liabilities (although, in most cases, this is capped at an annual increase of 5%).

The UK Pension Fund holds some inflation-linked assets which provide a hedge against higher-than-expected inflation increases on the DBO. This is augmented by inflation swaps, such that overall the UK Pension Fund assets hedge 53% of the DBO exposure to changes in forward inflation.

Life expectancy	The majority of the UK Pension Fund’s obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the liabilities.

The UK Pension Fund entered into a longevity swap during 2013 which provides hedging against the longevity risk of around 10,000 of the Pension Fund’s current pensioners and covers $3.8bn of the Pension Fund’s liabilities. A one year increase in life expectancy will result in $178m increase in pension fund assets.

Other risks

There are a number of other risks of running the UK Pension Fund including operational risks (such as paying out the wrong benefits) and legislative risks (such as the government increasing the burden on pension through new legislation).

AstraZeneca Annual Report and Form 20-F Information 2013	161

Financial Statements | Notes to the Group Financial Statements

18 Post-retirement benefits continued

Post-retirement scheme deficit

The assets and obligations of the defined benefit schemes operated by the Group at 31 December 2013, as calculated in accordance with IAS 19 ‘Employee Benefits’ (2011), are shown below. The fair values of the schemes’ assets are not intended to be realised in the short term and may be subject to significant change before they are realised. The present value of the schemes’ obligations is derived from cash flow projections over long periods and is therefore inherently uncertain.

	2013			2012
	UK $m	Rest of Group $m	Total $m	UK $m	Rest of Group $m	Total $m
Scheme assets
Equity: Global (exc. Emerging markets)	1,520	959	2,479	1,804	1,063	2,867
Equity: Emerging markets	401	18	419	487	35	522
Equity: Emerging markets (no quoted market price)	22	–	22	–	–	–
Government bonds: Global (exc. Emerging markets)	1,134	330	1,464	544	327	871
Government bonds: Emerging markets	3	–	3	3	3	6
Investment grade corporate bonds (AAA-BBB): Global (exc. Emerging markets)	2,888	1,537	4,425	2,873	1,314	4,187
Investment grade corporate bonds (AAA-BBB): Emerging markets	272	12	284	257	21	278
Other corporate bonds: Global (exc. Emerging markets)	23	35	58	22	31	53
Other corporate bonds: Emerging markets	–	67	67	–	56	56
Other corporate bonds: Emerging markets (no quoted market price)	92	–	92	26	–	26
Derivatives: Interest rate contracts	175	(7)	168	357	–	357
Derivatives: Inflation rate contracts	68	–	68	(86)	–	(86)
Derivatives: Foreign exchange contracts	85	1	86	97	10	107
Derivatives: Other	(59)	–	(59)	(63)	–	(63)
Derivatives: Longevity swap	–	–	–	n/a	n/a	n/a
Investment funds: Private equity funds (no quoted market price)	–	47	47	–	50	50
Investment funds: Hedge funds	305	95	400	269	93	362
Investment funds: Hedge funds (no quoted market price)	18	–	18	21	–	21
Cash and cash equivalents	3	144	147	168	130	298
Others	71	10	81	71	10	81
Total fair value of scheme assets[1]	7,021	3,248	10,269	6,850	3,143	9,993

Scheme obligations
Present value of scheme obligations in respect of:
Active membership	(998)	(1,645)	(2,643)	(1,286)	(1,989)	(3,275)
Deferred membership	(2,290)	(886)	(3,176)	(1,615)	(880)	(2,495)
Pensioners	(5,115)	(1,596)	(6,711)	(4,839)	(1,655)	(6,494)
Total value of scheme obligations	(8,403)	(4,127)	(12,530)	(7,740)	(4,524)	(12,264)
Deficit in the scheme as recognised in the statement of financial position	(1,382)	(879)	(2,261)	(890)	(1,381)	(2,271)
[1] Included in scheme assets is $nil (2012: $nil) of the Company’s own assets.
Fair value of scheme assets
	2013			2012
	UK $m	Rest of Group $m	Total $m	UK $m	Rest of Group $m	Total $m
At beginning of year	6,850	3,143	9,993	5,688	2,831	8,519
Interest income on scheme assets	289	114	403	298	116	414
Expenses	(4)	(1)	(5)	(5)	–	(5)
Actuarial (losses)/gains	(119)	62	(57)	319	235	554
Settlements	–	–	–	–	(61)	(61)
Exchange adjustments	131	(3)	128	289	26	315
Employer contributions	177	192	369	584	262	846
Participant contributions	6	–	6	8	–	8
Benefits paid	(309)	(259)	(568)	(331)	(266)	(597)
Scheme assets’ fair value at end of year	7,021	3,248	10,269	6,850	3,143	9,993
The actual return on the plan assets was a gain of $346m (2012: gain of $968m).

162	AstraZeneca Annual Report and Form 20-F Information 2013

18 Post-retirement benefits continued

Movement in post-retirement scheme obligations

	2013					2012
	UK $m	Rest of Group $m	Total $m	UK $m	Rest of Group $m	Total $m
Present value of obligation in scheme at beginning of year	(7,740)	(4,524)	(12,264)	(7,042)	(4,157)	(11,199)
Current service cost	(32)	(104)	(136)	(36)	(108)	(144)
Past service cost	(42)	(26)	(68)	(77)	(30)	(107)
Participant contributions	(6)	–	(6)	(8)	–	(8)
Benefits paid	309	259	568	331	266	597
Interest expense on post-retirement scheme obligations	(326)	(156)	(482)	(343)	(164)	(507)
Actuarial (losses)/gains	(373)	438	65	(224)	(343)	(567)
Settlements	–	–	–	–	91	91
Exchange adjustments	(193)	(14)	(207)	(341)	(79)	(420)
Present value of obligations in scheme at end of year	(8,403)	(4,127)	(12,530)	(7,740)	(4,524)	(12,264)

The obligations arise from the following plans:

			2013			2012
	UK $m	Rest of Group $m	Total $m	UK $m	Rest of Group $m	Total $m
Funded – pension schemes	(8,376)	(3,302)	(11,678)	(7,709)	(3,633)	(11,342)
Funded – post-retirement healthcare	–	(293)	(293)	–	(328)	(328)
Unfunded – pension schemes	–	(521)	(521)	–	(548)	(548)
Unfunded – post-retirement healthcare	(27)	(11)	(38)	(31)	(15)	(46)
Total	(8,403)	(4,127)	(12,530)	(7,740)	(4,524)	(12,264)

The weighted average duration of the post-retirement scheme obligations in the UK is 17 years and 14 years in the Rest of Group.

Consolidated Statement of Comprehensive Income disclosures

The amounts that have been charged to the consolidated statement of comprehensive income, in respect of defined benefit schemes for the year ended 31 December 2013, are set out below:

			2013			2012
	UK $m	Rest of Group $m	Total $m	UK $m	Rest of Group $m	Total $m
Operating profit
Current service cost	(32)	(104)	(136)	(36)	(108)	(144)
Past service cost	(42)	(26)	(68)	(77)	(30)	(107)
Settlements	–	–	–	–	30	30
Expenses	(4)	(1)	(5)	(5)	–	(5)
Total charge to operating profit	(78)	(131)	(209)	(118)	(108)	(226)

Finance expense
Interest income on scheme assets	289	114	403	298	116	414
Interest expense on post-retirement scheme obligations	(326)	(156)	(482)	(343)	(164)	(507)
Net interest on post-employment defined benefit plan liabilities	(37)	(42)	(79)	(45)	(48)	(93)
Charge before taxation	(115)	(173)	(288)	(163)	(156)	(319)

Other comprehensive income
Difference between the actual return and the expected return on the post-retirement scheme assets	(119)	62	(57)	319	235	554
Experience losses arising on the post-retirement scheme obligations	(11)	31	20	(12)	(147)	(159)
Changes in financial assumptions underlying the present value of the post-retirement scheme obligations	(493)	407	(86)	(212)	(196)	(408)
Changes in demographic assumptions	131	–	131	–	–	–
Remeasurement of the defined benefit liability	(492)	500	8	95	(108)	(13)

Included in total assets and obligations for the UK is $480m (2012: $427m) in respect of members’ defined contribution sections of the scheme. Group costs in respect of defined contribution schemes during the year were $241m (2012: $249m). Past service cost relates predominantly to enhanced pensions on early retirement in the UK and Sweden. In addition, 2012 includes a $25m curtailment credit recognised in Sweden as a consequence of the Södertälje site closure. A settlement credit of $30m recognised in the US, in 2012, arose where a proportion of deferred inactive participants who were not yet eligible for retirement elected to exchange their plan benefit for immediate cash lump sums.

AstraZeneca Annual Report and Form 20-F Information 2013	163

Financial Statements | Notes to the Group Financial Statements

18 Post-retirement benefits continued

Rate sensitivities

The following table shows the US dollar effect of a change in the significant actuarial assumptions used to determine the retirement benefits obligations in our four main defined benefit pension obligation countries:

	2013		2012
	+0.5%	-0.5%	+0.5%	-0.5%

Discount rate
UK ($m)	612	(677)	527	(574)
US ($m)	97	(105)	116	(124)
Sweden ($m)	174	(190)	204	(225)
Germany ($m)	32	(37)	33	(36)
Total ($m)	915	(1,009)	880	(959)

	2013		2012
	+0.5%	-0.5%	+0.5%	-0.5%

Inflation rate[1]
UK ($m)	(457)	434	(433)	408
US ($m)	(18)	17	(22)	21
Sweden ($m)	(183)	168	(211)	192
Germany ($m)	(22)	21	(22)	21
Total ($m)	(680)	640	(688)	642

	2013		2012
	+0.5%	-0.5%	+0.5%	-0.5%

Rate of increase in salaries
UK ($m)	–	–	–	–
US ($m)	(14)	13	(17)	16
Sweden ($m)	(72)	69	(108)	103
Germany ($m)	(2)	2	(2)	2
Total ($m)	(88)	84	(127)	121

	2013		2012
	+1 year	-1 year	+1 year	-1 year

Mortality rate
UK ($m)	(271)[2]	262 [3]	(200)	194
US ($m)	(23)	23	(27)	30
Sweden ($m)	(100)	95	(108)	103
Germany ($m)	(13)	12	(13)	12
Total ($m)	(407)	392	(348)	339

[1]	Rate of increase in pensions in payment follows inflation.
[2]	Of the $271m increase, $178m is covered by the longevity swap.
[3]	Of the $262m decrease, $174m is covered by the longevity swap.

The sensitivity to the financial assumptions shown above has been estimated taking into account the approximate duration of the liabilities and the overall profile of the plan membership. The sensitivity to the life expectancy assumption has been estimated based on the distribution of the plan cash flows.

164	AstraZeneca Annual Report and Form 20-F Information 2013

19 Reserves

Retained earnings

The cumulative amount of goodwill written off directly to reserves resulting from acquisitions, net of disposals, amounted to $679m (2012: $685m; 2011: $680m) using year end rates of exchange. At 31 December 2013, 99,341 shares, at a cost of $2m, have been deducted from retained earnings (2012: 55,555 shares, at a cost of $4m; 2011: 36,177 shares, at a cost of $2m).

There are no significant statutory or contractual restrictions on the distribution of current profits of subsidiaries; undistributed profits of prior years are, in the main, permanently employed in the businesses of these companies. The undistributed income of AstraZeneca companies overseas might be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends (see Note 4).

	2013 $m	2012 $m	2011 $m

Cumulative translation differences included within retained earnings
Balance at beginning of year	1,901	1,760	1,798
Foreign exchange arising on consolidation	(166)	106	(60)
Exchange adjustments on goodwill (recorded against other reserves)	(6)	5	(2)
Foreign exchange differences on borrowings designated in net investment hedges	(58)	(46)	24
Fair value movement on derivatives designated in net investment hedges	111	76	–
Net exchange movement in retained earnings	(119)	141	(38)
Balance at end of year	1,782	1,901	1,760

Other reserves

The other reserves arose from the cancellation of £1,255m of share premium account by the Company in 1993 and the redenomination of share capital ($157m) in 1999. The reserves are available for writing off goodwill arising on consolidation and, subject to guarantees given to preserve creditors at the date of the court order, are available for distribution.

20 Share capital of the Company

	Allotted, called-up and fully paid
	2013 $m	2012 $m	2011 $m
Issued Ordinary Shares ($0.25 each)	315	312	323
Redeemable Preference Shares (£1 each – £50,000)	–	–	–
At 31 December	315	312	323

The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

The movements in the number of Ordinary Shares during the year can be summarised as follows:

	No. of shares
	2013	2012	2011
At 1 January	1,246,779,548	1,292,355,052	1,409,023,452
Issues of shares	10,390,539	12,241,784	10,739,989
Repurchase of shares	–	(57,817,288)	(127,408,389)
At 31 December	1,257,170,087	1,246,779,548	1,292,355,052

Share repurchases

No Ordinary Shares were repurchased by the Company in 2013 (2012: 57.8m Ordinary Shares at an average price of 2879 pence per share; 2011: 127.4m Ordinary Shares at an average price of 2932 pence per share). Repurchased shares were subsequently cancelled.

Share option schemes

A total of 10.4m Ordinary Shares were issued during the year in respect of share option schemes (2012: 12.2m Ordinary Shares; 2011: 10.7m Ordinary Shares). Details of Directors’ interests in shares are shown in the Directors’ Remuneration Report from page 102.

Shares held by subsidiaries

No shares in the Company were held by subsidiaries in any year.

21 Dividends to shareholders

	2013 Per share	2012 Per share	2011 Per share	2013 $m	2012 $m	2011 $m
Final	$1.90	$1.95	$1.85	2,372	2,495	2,594
Interim	$0.90	$0.90	$0.85	1,127	1,124	1,158
Total	$2.80	$2.85	$2.70	3,499	3,619	3,752

The second interim dividend, to be confirmed as final, is $1.90 per Ordinary Share and $2,389m in total. This will be payable on 24 March 2014.

On payment of the dividends, exchange gains of $1m (2012 and 2011: gains of $3m) arose. These exchange gains are included in Note 3.

AstraZeneca Annual Report and Form 20-F Information 2013	165

Financial Statements | Notes to the Group Financial Statements

22 Acquisitions and disposals

2013 acquisitions

Pearl Therapeutics

On 27 June 2013, AstraZeneca completed the acquisition of Pearl Therapeutics. Pearl Therapeutics is based in Redwood City, California, and is focused on the development of inhaled small molecule therapeutics for respiratory disease. AstraZeneca acquired 100% of Pearl Therapeutics’ shares for an upfront consideration of $569m. In addition, consideration of up to $450m will become payable if specified development and regulatory milestones in respect of any triple combination therapies and selected future products that AstraZeneca develops using Pearl Therapeutics’ technology platform are achieved. Sales-related payments of up to a further $140m will become payable if pre-agreed cumulative sales thresholds are exceeded. Contingent consideration has been fair valued using decision tree analysis, with key inputs including the probability of success and consideration of potential delays.

Goodwill of $44m is underpinned by a number of elements, which individually cannot be quantified. Most significant among these is the synergistic benefit generated by acquiring Pearl Therapeutics’ workforce, whose skills and knowhow are critical to the best and most efficient completion of the ongoing development programmes.

Pearl Therapeutics’ results have been consolidated into the Company’s results from 27 June 2013. For the period from acquisition to 31 December 2013, Pearl Therapeutics’ revenues were immaterial, in the context of the Group’s revenue, and its loss after tax was $49m.

	Book value $m	Fair value adjustment $m	Fair value $m

Non-current assets
Intangible assets	–	985	985
Deferred tax assets	–	60	60
	–	1,045	1,045
Current assets	12	–	12
Current liabilities	(4)	–	(4)

Non-current liabilities
Deferred tax liabilities	–	(379)	(379)
Total assets acquired	8	666	674
Goodwill			44
Fair value of total consideration			718
Less: fair value of contingent consideration			(149)
Total upfront consideration			569
Less: cash and cash equivalents acquired			(4)
Net cash outflow			565

Omthera Pharmaceuticals

On 18 July 2013, AstraZeneca completed the acquisition of Omthera Pharmaceuticals, Inc. Omthera is a specialty pharmaceutical company based in Princeton, New Jersey, focused on the development and commercialisation of new therapies for abnormal levels of lipids in the blood, referred to as dyslipidaemia.

AstraZeneca acquired 100% of Omthera’s shares for an upfront consideration of $323m with up to $120m in future development and approval milestones. Contingent consideration has been fair valued using decision tree analysis, with key inputs including the probability of success and consideration of potential delays.

Omthera’s results have been consolidated into the Company’s results from 18 July 2013. For the period from acquisition to 31 December 2013, Omthera’s revenues were immaterial, in the context of the Group’s revenue, and its loss after tax was $10m.

	Book value $m	Fair value adjustment $m	Fair value $m

Non-current assets
Intangible assets	–	526	526
Deferred tax assets	–	18	18
	–	544	544
Current assets	67	–	67
Current liabilities	(10)	–	(10)

Non-current liabilities
Deferred tax liabilities	–	(216)	(216)
Total assets acquired	57	328	385
Goodwill			–
Fair value of total consideration			385
Less: fair value of contingent consideration			(62)
Total upfront consideration			323
Less: cash acquired			(63)
Net cash outflow			260

In the period since acquisition, the fair value of the contingent consideration has been reduced to $44m, based on the Group’s revised view of the likelihood of triggering certain approval milestones.

166	AstraZeneca Annual Report and Form 20-F Information 2013

22 Acquisitions and disposals continued

Amplimmune

On 4 October 2013, AstraZeneca completed the acquisition of Amplimmune, a privately-held, Maryland, US-based biologics company focused on developing novel therapeutics in cancer immunology. Under the terms of the agreement, AstraZeneca has acquired 100% of Amplimmune’s shares for an initial consideration of $225m and deferred consideration of up to $275m based on reaching predetermined development milestones. Contingent consideration has been fair valued using decision tree analysis, with key inputs including the probability of success and consideration of potential delays.

The acquisition bolsters AstraZeneca’s oncology pipeline by obtaining multiple early-stage assets for its immune-mediated cancer therapy (IMT-C) portfolio, including AMP-514, an anti-programmed cell death 1 (PD-1) monoclonal antibody (mAb). Other Amplimmune assets include multiple preclinical molecules targeting the B7 pathways.

Goodwill of $33m is underpinned by a number of elements, which individually cannot be quantified, but include Amplimmune’s very early programmes of potential interest for oncology, immunology and infectious diseases, as well as research tools and animal models.

Amplimmune’s results have been consolidated into the Company’s results from 4 October 2013. For the period from acquisition to 31 December 2013, Amplimmune’s revenues were immaterial, in the context of the Group’s revenue, and its loss after tax was $5m.

	Book value $m	Fair value adjustment $m	Fair value $m

Non-current assets
Intangible assets	–	534	534
Property, plant and equipment	7	–	7
Deferred tax assets	–	14	14
	7	548	555
Current assets	17	–	17
Current liabilities	(8)	–	(8)

Non-current liabilities
Deferred tax liabilities	–	(219)	(219)
Total assets acquired	16	329	345
Goodwill			33
Fair value of total consideration			378
Less: fair value of contingent consideration			(153)
Total upfront consideration			225
Less: cash and cash equivalents acquired			(17)
Less: deferred upfront consideration			(75)
Net cash outflow			133

Spirogen

On 15 October 2013, AstraZeneca completed the acquisition of Spirogen, a privately-held biotech company focused on antibody drug conjugate technology for use in oncology. AstraZeneca acquired 100% of Spirogen’s shares for an initial consideration of $200m and deferred consideration of up to $240m based on reaching predetermined development milestones. Existing out-licensing agreements and associated revenue streams are excluded from this acquisition. Contingent consideration has been fair valued using decision tree analysis, with key inputs including the probability of success and consideration of potential delays.

AstraZeneca has also entered into a collaboration agreement with ADC Therapeutics to jointly develop two of ADC Therapeutics’ antibody-drug conjugate programmes in preclinical development. AstraZeneca has also made an equity investment in ADC Therapeutics, which has an existing licensing agreement with Spirogen.

Spirogen’s results have been consolidated into the Company’s results from 15 October 2013. For the period from acquisition to 31 December 2013, Spirogen’s revenues were immaterial, in the context of the Group’s revenue, and its loss after tax was immaterial.

	Book value $m	Fair value adjustment $m	Fair value $m

Non-current assets
Intangible assets	1	370	371
Property, plant and equipment	1	–	1
	2	370	372

Non-current liabilities
Deferred tax liabilities	–	(4)	(4)
Total assets acquired	2	366	368
Goodwill			–
Fair value of total consideration			368
Less: fair value of contingent consideration			(168)
Total upfront consideration			200
Less: cash and cash equivalents acquired			–
Net cash outflow			200

AstraZeneca Annual Report and Form 20-F Information 2013	167

Financial Statements | Notes to the Group Financial Statements

22 Acquisitions and disposals continued

Acquisition costs arising on acquisitions in 2013 were immaterial.

If the 2013 acquisitions had taken effect at the beginning of the reporting period (1 January 2013), on a pro forma basis, the revenue of the combined Group for 2013 would have been unchanged and the profit after tax would have been $2,458m. This pro forma information has been prepared taking into account any amortisation, interest costs and related tax effects but does not purport to represent the results of the combined Group that actually would have occurred had the acquisition taken place on 1 January 2013 and should not be taken to be representative of future results.

2012 acquisitions

Ardea

On 19 June 2012, AstraZeneca completed the acquisition of Ardea. Ardea is a US (San Diego, California) based biotechnology company focused on the development of small molecule therapeutics for the treatment of serious diseases. AstraZeneca acquired 100% of Ardea’s shares for cash consideration of $1,268m. The acquisition strengthens our research and development capabilities in the Respiratory, Inflammation and Autoimmunity Therapy Area.

In most business acquisitions, there is a part of the cost that is not capable of being attributed in accounting terms to identifiable assets and liabilities acquired and is therefore recognised as goodwill. In the case of the acquisition of Ardea, this goodwill is underpinned by a number of elements, which individually cannot be quantified. Most significant among these is the premium attributable to a highly-skilled workforce and established experience in the field of gout.

Ardea’s results have been consolidated into the Group’s results from 20 June 2012. For the period from acquisition to 31 December 2012, Ardea’s revenues were immaterial, in the context of the Group’s revenue, and its loss after tax was $43m. If the acquisition had taken effect at the beginning of the reporting period (1 January 2012), on a pro forma basis, the revenue of the combined Group for 2012 would have been unchanged and the profit after tax would have been $6,245m. This pro forma information has been prepared taking into account any amortisation, interest costs and related tax effects, but does not purport to represent the results of the combined Group that actually would have occurred had the acquisition taken place on 1 January 2012 and should not be taken to be representative of future results.

	Book value $m	Fair value adjustment $m	Fair value $m

Non-current assets
Intangible assets	–	1,464	1,464
Other	4	–	4
	4	1,464	1,468
Current assets	199	–	199
Current liabilities	(31)	(1)	(32)

Non-current liabilities
Deferred tax liabilities	–	(397)	(397)
Total assets acquired	172	1,066	1,238
Goodwill			30
Consideration			1,268
Less: Cash and cash equivalents acquired			(81)
Net cash outflow			1,187

Acquisition costs arising on the acquisition of $12m were expensed within selling, general and administrative costs in 2012.

2011 disposals

Astra Tech

On 31 August 2011, the Group completed the sale of the Astra Tech business to DENTSPLY International Inc. On the loss of control, the Group derecognised the assets and liabilities of the subsidiary. The surplus arising on the loss of control is recognised in profit. Astra Tech’s results were consolidated for the period until disposal and contributed $386m in 2011 in revenue and $16m in 2011 in profit after tax.

$m
Non-current assets	281
Current assets	193
Current liabilities	(104)
Non-current liabilities	(91)
Net book value of assets disposed	279
Fees and other disposal costs	59
Exchange recycled on disposal	(26)
Profit on disposal	1,483
Consideration	1,795
Less: Cash held in disposed undertaking	(23)
Net cash consideration	1,772

The gain on disposal of Astra Tech is non-taxable.

168	AstraZeneca Annual Report and Form 20-F Information 2013

23 Financial risk management objectives and policies

The Group’s principal financial instruments, other than derivatives, comprise bank overdrafts, finance leases, loans, current and non-current investments, cash and short-term deposits. The main purpose of these financial instruments is to manage the Group’s funding and liquidity requirements. The Group has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The principal financial risks to which the Group is exposed are those of liquidity, interest rate, foreign currency and credit. Each of these is managed in accordance with Board-approved policies. These policies are set out below.

The Group uses foreign currency borrowings, foreign currency forwards, cross-currency swaps and interest rate swaps for the purpose of hedging its foreign currency and interest rate risks. The Group may designate certain financial instruments as either fair value hedges or net investment hedges in accordance with IAS 39. Key controls applied to transactions in derivative financial instruments are: to use only instruments where good market liquidity exists, to revalue all financial instruments regularly using current market rates and to sell options only to offset previously purchased options. The Group does not use derivative financial instruments for speculative purposes.

Capital management

The capital structure of the Group consists of shareholders’ equity (Note 20), debt (Note 14) and cash (Note 13). For the foreseeable future, the Board will maintain a capital structure that supports the Group’s strategic objectives through:

>	managing funding and liquidity risk
>	optimising shareholder return
>	maintaining a strong, investment-grade credit rating.

Funding and liquidity risk are reviewed regularly by the Board and managed in accordance with policies described below.

The Board’s distribution policy comprises a regular cash dividend, and subject to business needs, a share repurchase component. The Board regularly reviews its shareholders’ return strategy, and in 2012, decided to suspend share repurchases in order to retain strategic flexibility.

The Group’s net funds position (loans and borrowings net of cash and cash equivalents, current investments and derivative financial instruments) has increased from a net debt position of $1,369m at the beginning of the year to a net funds position of $39m at 31 December 2013, as a result of increased cash inflows from operating activities offset by investment activities and dividends paid to shareholders in the year.

Liquidity risk

The Board reviews the Group’s ongoing liquidity risks annually as part of the planning process and on an ad hoc basis. The Board considers short-term requirements against available sources of funding, taking into account forecast cash flows. The Group manages liquidity risk by maintaining access to a number of sources of funding which are sufficient to meet anticipated funding requirements. Specifically, the Group uses US commercial paper, committed bank facilities and cash resources to manage short-term liquidity and manages long-term liquidity by raising funds through the capital markets. The Group is assigned short-term credit ratings of P-1 by Moody’s and A-1+ by Standard and Poor’s. The Group’s long-term credit rating is A2 stable outlook by Moody’s and AA- negative outlook by Standard and Poor’s.

In addition to cash and cash equivalents of $9,217m, fixed deposits of $15m, less overdrafts of $222m at 31 December 2013, the Group has committed bank facilities of $3bn available to manage liquidity. At 31 December 2013, the Group has issued $1,608m under a Euro Medium Term Note programme and $7,674m under a SEC-registered programme. The Group regularly monitors the credit standing of the banking group and currently does not anticipate any issue with drawing on the committed facilities should this be necessary. The committed facilities of $3bn mature in April 2018 and were undrawn at 31 December 2013.

AstraZeneca Annual Report and Form 20-F Information 2013	169

Financial Statements | Notes to the Group Financial Statements

23 Financial risk management objectives and policies continued

The maturity profile of the anticipated future contractual cash flows including interest in relation to the Group’s financial liabilities, on an undiscounted basis and which, therefore, differs from both the carrying value and fair value, is as follows:

	Bank overdrafts and other loans $m	Bonds $m	Finance leases $m	Trade and other payables $m	Total non-derivative financial instruments $m	Interest rate swaps $m	Cross- currency swaps $m	Total derivative financial instruments $m	Total $m
Within one year	226	2,267	–	8,975	11,468	(117)	–	(117)	11,351
In one to two years	–	422	–	385	807	(84)	–	(84)	723
In two to three years	–	1,152	–	–	1,152	(67)	–	(67)	1,085
In three to four years	–	1,352	–	–	1,352	(49)	–	(49)	1,303
In four to five years	–	332	–	–	332	(49)	–	(49)	283
In more than five years	–	9,764	–	–	9,764	(137)	–	(137)	9,627
	226	15,289	–	9,360	24,875	(503)	–	(503)	24,372
Effect of interest	(5)	(6,490)	–	–	(6,495)	503	–	503	(5,992)
Effect of discounting, fair values and issue costs	–	308	–	–	308	(362)	–	(362)	(54)
31 December 2011	221	9,107	–	9,360	18,688	(362)	–	(362)	18,326

	Bank overdrafts and other loans $m	Bonds $m	Finance leases $m	Trade and other payables $m	Total non-derivative financial instruments $m	Interest rate swaps $m	Cross- currency swaps $m	Total derivative financial instruments $m	Total $m
Within one year	881	484	23	9,221	10,609	(85)	(12)	(97)	10,512
In one to two years	–	1,214	23	1,001	2,238	(67)	(12)	(79)	2,159
In two to three years	–	1,435	23	–	1,458	(49)	(12)	(61)	1,397
In three to four years	–	393	21	–	414	(49)	(12)	(61)	353
In four to five years	–	2,143	11	–	2,154	(48)	(12)	(60)	2,094
In more than five years	–	10,766	–	–	10,766	(90)	(96)	(186)	10,580
	881	16,435	101	10,222	27,639	(388)	(156)	(544)	27,095
Effect of interest	(2)	(7,340)	(17)	–	(7,359)	388	86	474	(6,885)
Effect of discounting, fair values and issue costs	–	252	–	–	252	(313)	(6)	(319)	(67)
31 December 2012	879	9,347	84	10,222	20,532	(313)	(76)	(389)	20,143

	Bank overdrafts and other loans $m	Bonds $m	Finance leases $m	Trade and other payables $m	Total non-derivative financial instruments $m	Interest rate swaps $m	Cross- currency swaps $m	Total derivative financial instruments $m	Total $m
Within one year	993	1,217	34	10,370	12,614	(70)	(16)	(86)	12,528
In one to two years	–	1,482	33	1,044	2,559	(70)	(16)	(86)	2,473
In two to three years	–	393	31	660	1,084	(51)	(16)	(67)	1,017
In three to four years	–	2,143	18	285	2,446	(51)	(16)	(67)	2,379
In four to five years	–	290	3	230	523	(51)	(15)	(66)	457
In more than five years	–	10,497	–	1,010	11,507	(77)	(229)	(306)	11,201
	993	16,022	119	13,599	30,733	(370)	(308)	(678)	30,055
Effect of interest	(1)	(6,872)	(17)	–	(6,890)	370	97	467	(6,423)
Effect of discounting, fair values and issue costs	–	132	–	(885)	(753)	(193)	24	(169)	(922)
31 December 2013	992	9,282	102	12,714	23,090	(193)	(187)	(380)	22,710

Where interest payments are on a floating rate basis, it is assumed that rates will remain unchanged from the last business day of each year ended 31 December.

It is not expected that the cash flows in the maturity profile could occur significantly earlier or at significantly different amounts.

Market risk

Interest rate risk

The Group maintains a mix of fixed and floating rate debt. The portion of fixed rate debt was approved by the Board and any variation requires Board approval. A significant portion of the long-term debt entered into in 2007 in order to finance the acquisition of MedImmune has been held at fixed rates of interest. The Group uses interest rate swaps and forward rate agreements to manage this mix.

At 31 December 2013, the Group held interest rate swaps with a notional value of $1.8bn, converting the 5.4% callable bond maturing in 2014 and the 7% guaranteed debentures payable in 2023 to floating rates and partially converting the 5.9% callable bond maturing in 2017 to floating rates. No new interest rate swaps were entered into during 2013, 2012 or 2011. At 31 December 2013, swaps with a notional value of $0.75bn were designated in fair value hedge relationships and swaps with a notional value of $1.0bn related to debt designated as fair value through profit or loss. Designated hedges are expected to be effective and therefore the impact of ineffectiveness on profit is not expected to be material. The accounting treatment for fair value hedges and debt designated as fair value through profit or loss is disclosed in the Group Accounting Policies section from page 136.

170	AstraZeneca Annual Report and Form 20-F Information 2013

23 Financial risk management objectives and policies continued

The majority of surplus cash is currently invested in US dollar liquidity funds earning floating rates of interest.

The interest rate profile of the Group’s interest-bearing financial instruments, as at 31 December 2013, 31 December 2012 and 31 December 2011, is set out below. In the case of current and non-current financial liabilities, the classification includes the impact of interest rate swaps which convert the debt to floating rate.

			2013			2012			2011
	Fixed rate $m	Floating rate $m	Total $m	Fixed rate $m	Floating rate $m	Total $m	Fixed rate $m	Floating rate $m	Total $m

Financial liabilities
Interest-bearing loans and borrowings
Current	30	1,758	1,788	22	879	901	999	991	1,990
Non-current	7,376	1,212	8,588	7,306	2,103	9,409	5,215	2,123	7,338
Total	7,406	2,970	10,376	7,328	2,982	10,310	6,214	3,114	9,328

Financial assets
Fixed deposits	–	15	15	–	46	46	–	3,927	3,927
Cash and cash equivalents	–	9,217	9,217	–	7,701	7,701	–	7,571	7,571
Total	–	9,232	9,232	–	7,747	7,747	–	11,498	11,498

In addition to the financial assets above, there are $7,772m (2012: $7,924m; 2011: $8,747m) of other current and non-current asset investments and other financial assets on which no interest is received.

Foreign currency risk

The US dollar is the Group’s most significant currency. As a consequence, the Group results are presented in US dollars and exposures are managed against US dollars accordingly.

Translational

Approximately 62% of Group external sales in 2013 were denominated in currencies other than the US dollar, while a significant proportion of manufacturing, and research and development costs were denominated in pounds sterling and Swedish kronor. Surplus cash generated by business units is substantially converted to, and held centrally in, US dollars. As a result, operating profit and total cash flow in US dollars will be affected by movements in exchange rates.

This currency exposure is managed centrally, based on forecast cash flows. The impact of movements in exchange rates is mitigated significantly by the correlations which exist between the major currencies to which the Group is exposed and the US dollar. Monitoring of currency exposures and correlations is undertaken on a regular basis and hedging is subject to pre-execution approval.

Where there is non-US dollar debt and an underlying net investment of that amount in the same currency, the Group applies net investment hedging. As at 31 December 2013, 5.5% of interest-bearing loans and borrowings were denominated in pounds sterling and 10.0% of interest-bearing loans and borrowings were denominated in euros. Exchange differences on the retranslation of debt designated as net investment hedges are recognised in other comprehensive income to the extent that the hedge is effective. Any ineffectiveness is taken to profit. Exchange differences on foreign currency borrowings not designated in a hedge relationship are taken to profit.

In 2012, the Group entered into a cross-currency swap to convert $750m of the 1.95% 2019 maturing bond into fixed Japanese yen debt. During 2013, the Group entered into an additional cross-currency swap to convert the remaining un-hedged $250m of the 1.95% 2019 maturing bond into fixed Japanese yen debt. Both these instruments were designated in net investment hedges against the foreign currency risk of the Group’s Japanese yen net assets.

Also in 2013, the Group entered into a cross-currency swap to convert $151m into fixed Chinese renminbi debt maturing in 2018. This instrument was designated in a net investment hedge against the foreign currency risk of the Group’s Chinese renminbi net assets. Fair value movements on the revaluation of the cross-currency swaps are recognised in other comprehensive income to the extent that the hedge is effective. Any ineffectiveness would be taken to profit.

Transactional

One hundred percent of the Group’s major transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged, where practicable, using forward foreign exchange contracts against individual Group companies’ reporting currency. In addition, the Group’s external dividend, which is paid principally in pounds sterling and Swedish kronor, is fully hedged from announcement to payment date. Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit.

Sensitivity analysis

The sensitivity analysis set out below summarises the sensitivity of the market value of our financial instruments to hypothetical changes in market rates and prices. The range of variables chosen for the sensitivity analysis reflects our view of changes which are reasonably possible over a one-year period. Market values are the present value of future cash flows based on market rates and prices at the valuation date. For long-term debt, an increase in interest rates results in a decline in the fair value of debt.

The sensitivity analysis assumes an instantaneous 100 basis point change in interest rates in all currencies from their levels at 31 December 2013, with all other variables held constant. Based on the composition of our long-term debt portfolio as at 31 December 2013, a 1% increase in interest rates would result in an additional $30m in interest expense being incurred per year. The exchange rate sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from their levels at 31 December 2013, with all other variables held constant. The +10% case assumes a 10% strengthening of the US dollar against all other currencies and the -10% case assumes a 10% weakening of the US dollar.

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Financial Statements | Notes to the Group Financial Statements

23 Financial risk management objectives and policies continued

Each incremental 10% movement in foreign currency exchange rates would have approximately the same effect as the initial 10% detailed in the table below and each 1% change in interest rates would have approximately the same effect as the 1% detailed in the table below.

31 December 2011

	Interest rates		Exchange rates
	+1%	-1%	+10%	-10%
Increase/(decrease) in fair value of financial instruments ($m)	654	(777)	(15)	15
Impact on profit: (loss)/gain ($m)	–	–	(190)	190
Impact on equity: gain/(loss) ($m)	–	–	175	(175)
31 December 2012
	Interest rates		Exchange rates
	+1%	-1%	+10%	-10%
Increase/(decrease) in fair value of financial instruments ($m)	853	(1,005)	12	(12)
Impact on profit: (loss)/gain ($m)	–	–	(231)	231
Impact on equity: gain/(loss) ($m)	–	–	243	(243)
31 December 2013
	Interest rates		Exchange rates
	+1%	-1%	+10%	-10%
Increase/(decrease) in fair value of financial instruments ($m)	669	(839)	(12)	12
Impact on profit: (loss)/gain ($m)	–	–	(274)	274
Impact on equity: gain/(loss) ($m)	–	–	262	(262)

There has been no change in the methods and assumptions used in preparing the above sensitivity analysis over the three-year period.

Credit risk

The Group is exposed to credit risk on financial assets, such as cash balances (including fixed deposits and cash and cash equivalents), derivative instruments, trade and other receivables. The Group is also exposed in its net asset position to its own credit risk in respect of the 2023 debentures and 2014 bonds which are accounted for at fair value through profit or loss.

Trade and other receivables

Trade receivable exposures are managed locally in the operating units where they arise and credit limits are set as deemed appropriate for the customer. The Group is exposed to customers ranging from government-backed agencies and large private wholesalers to privately owned pharmacies, and the underlying local economic and sovereign risks vary throughout the world. Where appropriate, the Group endeavours to minimise risks by the use of trade finance instruments such as letters of credit and insurance. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of specific trade and other receivables where it is deemed that a receivable may not be recoverable. When the debt is deemed irrecoverable, the allowance account is written off against the underlying receivable.

In the US, sales to three wholesalers accounted for approximately 77% of US sales (2012: three wholesalers accounted for approximately 73%; 2011: three wholesalers accounted for approximately 75%).

The ageing of trade receivables at the reporting date was:

	2013 $m	2012 $m	2011 $m
Not past due	5,059	5,322	6,249
Past due 0-90 days	330	288	177
Past due 90-180 days	78	41	82
Past due > 180 days	47	45	122
	5,514	5,696	6,630

	2013 $m	2012 $m	2011 $m

Movements in provisions for trade receivables
At 1 January	64	66	81
Income statement credit	(5)	–	(10)
Amounts utilised, exchange and other movements	5	(2)	(5)
At 31 December	64	64	66

The allowance for impairment has been calculated based on past experience and is in relation to specific customers. Given the profile of our customers, including large wholesalers and government-backed agencies, no further credit risk has been identified with the trade receivables not past due other than those balances for which an allowance has been made.

172	AstraZeneca Annual Report and Form 20-F Information 2013

23 Financial risk management objectives and policies continued

Other financial assets

The Group may hold significant cash balances as part of its normal operations, with the amount of cash held at any point reflecting the level of cash flow generated by the business and the timing of the use of that cash. The majority of excess cash is centralised within the Group treasury entity and is subject to counterparty risk on the principal invested. This risk is mitigated through a policy of prioritising security and liquidity over return, and as such cash is only invested in high credit quality investments. Counterparty limits are set according to the assessed risk of each counterparty and exposures are monitored against these limits on a regular basis. The majority of the Group’s cash is invested in US dollar AAA-rated liquidity funds and short-term bank deposits.

The most significant concentration of financial credit risk at 31 December 2013 was $8,409m invested in five US dollar AAA-rated liquidity funds. The liquidity fund portfolios are managed by the related external third party fund managers to maintain the AAA rating. No more than 15% of fund value is invested within each individual fund. There were no other significant concentrations of financial credit risk at the reporting date.

All financial derivatives are transacted with commercial banks, in line with standard market practice. The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 31 December 2013 was $326m (2012: $230m; 2011: $21m).

24 Employee costs and share plans for employees

Employee costs

The average number of people, to the nearest hundred, employed by the Group is set out in the table below. In accordance with the Companies Act 2006, this includes part-time employees.

	2013	2012	2011

Employees
UK	7,200	7,900	8,700
Continental Europe	14,000	16,100	19,200
The Americas	14,600	15,300	18,000
Asia, Africa & Australasia	15,800	14,200	13,900
Continuing operations	51,600	53,500	59,800

Geographical distribution described in the table above is by location of legal entity employing staff. Certain staff will spend some or all of their activity in a different location.

The number of people employed by the Group at the end of 2013 was 51,500 (2012: 51,700; 2011: 57,200). The costs incurred during the year in respect of these employees were:

	2013 $m	2012 $m	2011 $m
Salaries	3,833	4,192	4,631
Social security costs	622	664	783
Pension costs	445	525	490
Other employment costs	376	362	496
	5,276	5,743	6,400

Severance costs of $653m are not included above (2012: $846m; 2011: $431m).

The Directors believe that, together with the basic salary system, the Group’s employee incentive schemes provide competitive and market-related packages to motivate employees. They should also align the interests of employees with those of shareholders, as a whole, through long-term share ownership in the Company. The Group’s current UK, Swedish and US schemes are described below; other arrangements apply elsewhere.

Bonus plans

The AstraZeneca UK Performance Bonus Plan

Employees of participating AstraZeneca UK companies are invited to participate in this bonus plan, which rewards strong individual performance. Bonuses are paid in cash. The Company also offers UK employees the opportunity to buy Partnership Shares (Ordinary Shares). Employees may invest up to £1,500 over a 12 month accumulation period and purchase Partnership Shares in the Company with the total proceeds at the end of the period. The purchase price for the shares is the lower of the price at the beginning or the end of the 12 month period. In 2010, the Company introduced a Matching Share element in respect of Partnership Shares, the first award of which was made in 2011. Partnership Shares and Matching Shares are held in the HM Revenue & Customs (HMRC)-approved All-Employee Share Plan. At the Company’s AGM in 2002, shareholders approved the issue of new shares for the purposes of the All-Employee Share Plan.

The AstraZeneca Executive Annual Bonus Scheme

This scheme is a performance bonus scheme for Directors and senior employees who do not participate in the AstraZeneca UK Performance Bonus Plan. Annual bonuses are paid in cash and reflect both corporate and individual performance measures. The Remuneration Committee has discretion to reduce or withhold bonuses if business performance falls sufficiently short of expectations in any year such as to make the payment of bonuses inappropriate.

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Financial Statements | Notes to the Group Financial Statements

24 Employee costs and share plans for employees continued

The AstraZeneca Deferred Bonus Plan

This plan was introduced in 2006 and is used to defer a portion of the bonus earned under the AstraZeneca Executive Annual Bonus Scheme into Ordinary Shares in the Company for a period of three years. The plan currently operates only in respect of Executive Directors and members of the SET. Awards of shares under this plan are typically made in February each year, the first award having been made in February 2006.

Sweden

In Sweden, an all-employee performance bonus plan is in operation, which rewards strong individual performance. Bonuses are paid 50% into a fund investing in AstraZeneca equities and 50% in cash. The AstraZeneca Executive Annual Bonus Scheme, the AstraZeneca Performance Share Plan and the AstraZeneca Global Restricted Stock Plan all operate in respect of relevant AstraZeneca employees in Sweden.

US

In the US, there are two all-employee short-term or annual performance bonus plans in operation to differentiate and reward strong individual performance. Annual bonuses are paid in cash. There is also one senior staff long-term incentive scheme, under which 80 participants may be eligible for awards granted as AstraZeneca ADSs. AstraZeneca ADSs necessary to satisfy the awards are purchased in the market or funded via a share trust. The AstraZeneca Performance Share Plan and the AstraZeneca Global Restricted Stock Plan operate in respect of relevant employees in the US.

Share plans

The charge for share-based payments in respect of share plans is $156m (2012: $139m; 2011: $153m). The plans are equity settled.

The AstraZeneca Performance Share Plan

This plan was approved by shareholders in 2005 for a period of 10 years. Generally, awards can be granted at any time, but not during a close period of the Company. The first grant of awards was made in June 2005. The main grant of awards in 2013 under the plan was in June, with further smaller grants in August and November. Awards granted under the plan vest after three years and can be subject to the achievement of performance conditions. For awards to all participants in 2013, except employees of MedImmune, vesting is subject to a combination of measures focused on scientific leadership, revenue growth and financial performance. A separate performance condition applies to employees of MedImmune. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated, including agreeing performance targets and which employees should be invited to participate. Further details of this plan can be found in the Directors’ Remuneration Report from page 102.

	Shares ’000	WAFV[1] pence	WAFV[1] $
Shares awarded in March 2011	2,964	1427	23.09
Shares awarded in August 2011	127	1421	23.33
Shares awarded in March 2012	3,283	1403	22.41
Shares awarded in August 2012	38	1480	23.50
Shares awarded in June 2013	2,867	1649	25.73
Shares awarded in August 2013	197	1649	25.12
Shares awarded in November 2013	30	1649	26.38

[1]   Weighted average fair value.

The AstraZeneca Investment Plan

This plan was introduced in 2010 and approved by shareholders at the 2010 AGM. The main grant of awards in 2013 under the plan was in June, with a further smaller grant in August. Awards granted under the plan vest after eight years and are subject to performance conditions measured over a period of between three and eight years. For awards granted in 2013, the performance conditions relate to the annual dividend paid to shareholders and dividend cover over a four year performance period. The awards are then subject to a four-year holding period before they can vest. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated, including agreeing performance targets and which employees should be invited to participate. Further details of this plan can be found in the Directors’ Remuneration Report from page 102.

	Shares ’000	WAFV pence	WAFV $
Shares awarded in March 2011	95	2853	46.18
Shares awarded in August 2011	3	2841	n/a
Shares awarded in March 2012	113	2805	44.82
Shares awarded in October 2012	69	2894	n/a
Shares awarded in June 2013	157	3297	51.45
Shares awarded in August 2013	8	3302	n/a

174	AstraZeneca Annual Report and Form 20-F Information 2013

24 Employee costs and share plans for employees continued

The AstraZeneca Global Restricted Stock Plan

This plan was introduced in 2010. The main grant of awards in 2013 under the plan was in March, with further smaller grants in June and August. This plan provides for the grant of restricted stock unit (RSU) awards to selected below SET-level employees and is used in conjunction with the AstraZeneca Performance Share Plan to provide a mix of RSUs and performance shares. Awards typically vest on the third anniversary of the date of grant and are contingent on continued employment with the Company. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated.

	Shares ’000	WAFV pence	WAFV $
Shares awarded in March 2011	2,706	2853	46.18
Shares awarded in August 2011	54	2841	46.65
Shares awarded in March 2012	2,916	2805	44.82
Shares awarded in August 2012	26	2959	47.00
Shares awarded in March 2013	1,417	3254	49.42
Shares awarded in June 2013	986	3297	51.45
Shares awarded in August 2013	13	3206	50.23

The AstraZeneca Restricted Share Plan

This plan was introduced in 2008 and provides for the grant of restricted share awards to key employees, excluding Executive Directors. Awards are made on an ad hoc basis with variable vesting dates. The plan has been used eight times in 2013 to make awards to 300 employees. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated.

	Shares ’000	WAFV pence	WAFV $
Shares awarded in January 2011	2	2955	n/a
Shares awarded in February 2011	136	3030	48.55
Shares awarded in March 2011	29	n/a	46.37
Shares awarded in May 2011	14	3052	50.45
Shares awarded in July 2011	21	3026	n/a
Shares awarded in August 2011	27	2841	46.65
Shares awarded in November 2011	10	n/a	49.02
Shares awarded in February 2012	10	3067	48.20
Shares awarded in March 2012	371	2805	44.82
Shares awarded in July 2012	5	n/a	46.94
Shares awarded in August 2012	188	2959	47.00
Shares awarded in October 2012[1]	69	2894	n/a
Shares awarded in February 2013	2	3125	n/a
Shares awarded in March 2013	144	n/a	49.23
Shares awarded in June 2013	25	n/a	51.45
Shares awarded in August 2013	119	3302	50.23
Shares awarded in September 2013	85	n/a	49.21
Shares awarded in November 2013	739	3297	52.76

[1]	This is an award of restricted shares, granted to Pascal Soriot under an arrangement, the details of which are identical to the rules of the AstraZeneca Restricted Share Plan.

The fair values were determined using a modified version of the binomial model. This method incorporated expected dividends but no other features into the measurements of fair value. The grant date fair values of share awards disclosed in this section do not take account of service and non-market related performance conditions.

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Financial Statements | Notes to the Group Financial Statements

25 Commitments and contingent liabilities

	2013 $m	2012 $m	2011 $m

Commitments
Contracts placed for future capital expenditure on property, plant and equipment and software development costs not provided for in these accounts	481	245	190

Guarantees and contingencies arising in the ordinary course of business, for which no security has been given, are not expected to result in any material financial loss.

Research and development collaboration payments

The Group has various ongoing collaborations including in-licensing and similar arrangements with development partners. Such collaborations may require the Group to make payments on achievement of stages of development, launch or revenue milestones, although the Group generally has the right to terminate these agreements at no cost. The Group recognises research and development milestones as intangible assets once it is committed to payment, which is generally when the Group reaches set trigger points in the development cycle. Revenue-related milestones are recognised as intangible assets on product launch at a value based on the Group’s long-term revenue forecasts for the related product. The table below indicates potential development and revenue-related payments that the Group may be required to make under such collaborations.

	Total $m	Under 1 year $m	Years 1 and 2 $m	Years 3 and 4 $m	Years 5 and greater $m
Future potential research and development milestone payments	5,024	411	1,015	838	2,760
Future potential revenue milestone payments	5,788	158	–	329	5,301

The table includes all potential payments for achievement of milestones under ongoing research and development arrangements. Revenue-related milestone payments represent the maximum possible amount payable on achievement of specified levels of revenue as set out in individual contract agreements, but exclude variable payments that are based on unit sales (eg royalty-type payments) which are expensed as the associated sale is recognised. The table excludes any payments already capitalised in the Financial Statements for the year ended 31 December 2013.

The future payments we disclose represent contracted payments and, as such, are not discounted and are not risk adjusted. As detailed in the Principal risks and uncertainties section from page 200, the development of any pharmaceutical product candidate is a complex and risky process that may fail at any stage in the development process due to a number of factors (including items such as failure to obtain regulatory approval, unfavourable data from key studies, adverse reactions to the product candidate or indications of other safety concerns). The timing of the payments is based on the Group’s current best estimate of achievement of the relevant milestone.

Environmental costs and liabilities

The Group’s expenditure on environmental protection, including both capital and revenue items, relates to costs which are necessary for implementing internal systems and programmes, and meeting legal and regulatory requirements for processes and products.

They are an integral part of normal ongoing expenditure for carrying out the Group’s research, manufacturing and commercial operations and are not separated from overall operating and development costs. There are no known changes in legal, regulatory or other requirements resulting in material changes to the levels of expenditure for 2011, 2012, or 2013.

In addition to expenditure for meeting current and foreseen environmental protection requirements, the Group incurs costs in investigating and cleaning up land and groundwater contamination. In particular, AstraZeneca has environmental liabilities at some currently or formerly owned, leased and third party sites.

In the US, Zeneca Inc., and/or its indemnitees, have been named as potentially responsible parties (PRPs) or defendants at approximately 18 sites where Zeneca Inc. is likely to incur future environmental investigation, remediation, operation and maintenance costs under federal, state, statutory or common law environmental liability allocation schemes (together, US Environmental Consequences). Similarly, Stauffer Management Company LLC (SMC), which was established in 1987 to own and manage certain assets of Stauffer Chemical Company acquired that year, and/or its indemnitees, have been named as PRPs or defendants at 30 sites where SMC is likely to incur US Environmental Consequences. AstraZeneca has also given indemnities to third parties for a number of sites outside the US. These environmental liabilities arise from legacy operations that are not currently part of the Group’s business and, at most of these sites, remediation, where required, is either completed or nearing completion.

AstraZeneca has made provisions for the estimated costs of future environmental investigation, remediation, operation and maintenance activity beyond normal ongoing expenditure for maintaining the Group’s R&D and manufacturing capacity and product ranges, where a present obligation exists, it is probable that such costs will be incurred and they can be estimated reliably. With respect to such estimated future costs, there were provisions at 31 December 2013 in the aggregate of $87m (2012: $88m; 2011: $92m), mainly relating to the US. Where we are jointly liable or otherwise have cost-sharing agreements with third parties, we reflect only our share of the obligation. Where the liability is insured in part or in whole by insurance or other arrangements for reimbursement, an asset is recognised to the extent that this recovery is virtually certain.

It is possible that AstraZeneca could incur future environmental costs beyond the extent of our current provisions. The extent of such possible additional costs is inherently difficult to estimate due to a number of factors, including: (1) the nature and extent of claims that may be asserted in the future; (2) whether AstraZeneca has or will have any legal obligation with respect to asserted or unasserted claims; (3) the type of remedial action, if any, that may be selected at sites where the remedy is presently not known; (4) the potential for recoveries from, or allocation of liability to, third parties; and (5) the length of time that the environmental investigation, remediation and liability allocation process can take. Notwithstanding, and subject to the foregoing, we estimate the potential additional loss for future environmental investigation, remediation, remedial operation and maintenance activity above and beyond our provisions to be, in aggregate, between $50m to $90m (2012: $50m to $90m; 2011: $50m to $90m) which relates solely to the US.

176	AstraZeneca Annual Report and Form 20-F Information 2013

25 Commitments and contingent liabilities continued

Legal proceedings

AstraZeneca is involved in various legal proceedings considered typical to its business, including actual or threatened litigation and/or actual or potential government investigations relating to employment matters, product liability, commercial disputes, pricing, sales and marketing practices, infringement of IP rights, the validity of certain patents and competition laws. The more significant matters are discussed below.

Most of the claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect to the nature and facts of the cases.

With respect to each of the legal proceedings described below, other than those for which provision has been made, we are unable to make estimates of the possible loss or range of possible losses at this stage, other than as set forth in this section. We also do not believe that disclosure of the amount sought by plaintiffs, if known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including: (1) the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; (2) the entitlement of the parties to an action to appeal a decision; (3) clarity as to theories of liability, damages and governing law; (4) uncertainties in timing of litigation; and (5) the possible need for further legal proceedings to establish the appropriate amount of damages, if any.

However, we have disclosed the amount of damages sought by plaintiffs in the Nexium settlement anti-trust litigation because of the extraordinarily high level of those claims, notwithstanding that AstraZeneca believes that the plaintiffs’ damages scenarios are speculative, contrary to fact and without merit and are not a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings.

While there can be no assurance regarding the outcome of any of the legal proceedings referred to in this Note 25, based on management’s current and considered view of each situation, we do not currently expect them to have a material adverse effect on our financial position. This position could of course change over time, not least because of the factors referred to above.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal (or other similar forms of relief), or where a loss is probable and we are able to make a reasonable estimate of the loss, we indicate the loss absorbed or the amount of the provision accrued.

Where it is considered that the Group is more likely than not to prevail, legal costs involved in defending the claim are charged to profit as they are incurred.

Where it is considered that the Group has a valid contract which provides the right to reimbursement (from insurance or otherwise) of legal costs and/or all or part of any loss incurred or for which a provision has been established, and we consider recovery to be virtually certain, the best estimate of the amount expected to be received is recognised as an asset.

Assessments as to whether or not to recognise provisions or assets, and of the amounts concerned, usually involve a series of complex judgements about future events and can rely heavily on estimates and assumptions. AstraZeneca believes that the provisions recorded are adequate based on currently available information and that the insurance recoveries recorded will be received. However, given the inherent uncertainties involved in assessing the outcomes of these cases, and in estimating the amount of the potential losses and the associated insurance recoveries, we could in the future incur judgments or insurance settlements that could have a material adverse effect on our results in any particular period.

IP claims include challenges to the Group’s patents on various products or processes and assertions of non-infringement of patents. A loss in any of these cases could result in loss of patent protection on the related product. The consequences of any such loss could be a significant decrease in product sales, which could have a material adverse effect on our results. The lawsuits filed by AstraZeneca for patent infringement against companies that have filed ANDAs in the US, seeking to market generic forms of products sold by the Group prior to the expiry of the applicable patents covering these products, typically also involve allegations of non-infringement, invalidity and unenforceability of these patents by the ANDA filers. In the event that the Group is unsuccessful in these actions or the statutory 30-month stay expires before a ruling is obtained, the ANDA filers involved will also have the ability, subject to FDA approval, to introduce generic versions of the product concerned.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Over the course of the past several years, including in 2013, a significant number of commercial litigation claims in which AstraZeneca is involved have been resolved, particularly in the US, thereby reducing potential contingent liability exposure arising from such litigation. Similarly, in part due to patent litigation and settlement developments, greater certainty has been achieved regarding possible generic entry dates with respect to some of our patented products. At the same time, like other companies in the pharmaceutical sector and other industries, AstraZeneca continues to be subject to government investigations around the world.

Patent Litigation

Atacand (candesartan cilexetil)

Patent proceedings in the US

In March 2013, AstraZeneca received a Paragraph IV notice letter (Notice) from Sandoz Inc. related to Atacand. AstraZeneca did not respond to the Notice.

Crestor (rosuvastatin calcium)

US patent litigation

In December 2012, the US Court of Appeals for the Federal Circuit (Court of Appeals) affirmed a lower court’s decision holding that the substance patent protecting Crestor is valid and enforceable. In January 2013, defendants Aurobindo Pharma Limited, Teva Pharmaceuticals USA, Inc., Mylan Pharmaceuticals Inc., Sun Pharmaceutical Industries, LTD., and, separately, Apotex Corp., filed petitions for rehearing and rehearing en banc of aspects of the decision. In February and March 2013, the Court of Appeals denied the petitions. The defendants did not seek further review of the decision, which is now final.

In April 2013, AstraZeneca and Apotex, Inc (the Canadian affiliate of Apotex Corp.) jointly requested the US District Court in Florida (District Court) to enter a stipulated order dismissing the claims and counterclaims in the case against Apotex, Inc. In May 2013, pursuant to agreement by the parties, the District Court dismissed and closed the related litigation against Apotex Inc.

In December 2012, a trial took place in the US District Court for the District of Delaware in which AstraZeneca contended that a 505(b)(2) NDA for rosuvastatin zinc tablets infringes the substance patent for Crestor tablets. In March 2013, the parties entered into a settlement agreement resolving the litigation, and the case was dismissed by consent judgment. Under the agreement, Watson Laboratories, Inc. and Actavis, Inc (together, Watson), and EGIS Pharmaceuticals PLC conceded that the Crestor substance patent is valid, enforceable and would be infringed by Watson’s rosuvastatin zinc product and its rosuvastatin calcium product. The settlement agreement permits Watson to begin selling its generic

AstraZeneca Annual Report and Form 20-F Information 2013	177

Financial Statements | Notes to the Group Financial Statements

25 Commitments and contingent liabilities continued

version of Crestor and its rosuvastatin zinc product beginning 2 May 2016, at a fee to AstraZeneca of 39% of net sales of Watson’s products until the end of Paediatric Exclusivity on 8 July 2016. The entry date could be earlier and the fees eliminated in certain circumstances.

AstraZeneca is defending three patent infringement lawsuits in the US District Court for the District of South Carolina, which among other things, claim that AstraZeneca’s Crestor sales induce infringement of the plaintiffs’ patents. The first was filed in April 2011 by plaintiff Palmetto Pharmaceuticals, LLC, and the other two were filed in July and December 2013 by co-plaintiffs Medical University of South Carolina Foundation for Research Development and Charleston Medical Therapeutics, Inc.

Patent proceedings outside the US

AstraZeneca is engaged in proceedings in Australia, Brazil, Malaysia, Mexico, Portugal, South Africa and Taiwan regarding patent and/or regulatory exclusivity for Crestor. Generic drug manufacturers have commenced sales of generic rosuvastatin drug products in Australia, Brazil, Malaysia, Mexico, South Africa and Taiwan.

In Australia, in 2011, AstraZeneca instituted proceedings against Apotex Pty Ltd asserting infringement of various formulation and method patents for Crestor. In January 2012, AstraZeneca instituted similar proceedings against Watson Pharma Pty Ltd. and Actavis Australia Pty Ltd. In March 2013, the Federal Court of Australia held all three patents at issue invalid. AstraZeneca appealed the decision. The appeal was heard in July 2013 and a decision has not yet been released.

Faslodex (fulvestrant)

Patent proceedings outside the US

In Europe, in 2008, the Opposition Division of the European Patent Office (EPO) maintained a Faslodex formulation patent, EP 1250138, following an opposition against the grant of this patent by Gedeon Richter Plc, which appealed this decision. The Board of Appeal of the EPO has called the parties to oral proceedings on 18 March 2014.

In Brazil, in January 2013, AstraZeneca instituted proceedings against Eurofarma Laboratorios S.A (Eurofarma) asserting infringement of a formulation patent for Faslodex. In May 2013, Eurofarma were found to infringe the patent. Eurofarma appealed and legal proceedings are in progress. In February 2013, Eurofarma separately filed nullity actions against the formulation patent in the 31st Specialized Intellectual Property Federal Court of Rio de Janeiro and, in April 2013, at the Brazilian Patent Office.

Losec/Prilosec (omeprazole)

US patent litigation

In November 2008, AstraZeneca commenced litigation to recover patent infringement damages against Andrx Pharmaceuticals Inc. (Andrx). In October 2013, the US District Court for the Southern District of New York entered a consent order and final judgment in favour of Andrx, awarding no damages to AstraZeneca. AstraZeneca did not appeal the decision.

AstraZeneca continues litigation to recover patent infringement damages against Apotex Corp. and Apotex Inc. (together, Apotex). In December 2013, the US District Court for the Southern District of New York entered final judgment against Apotex for approximately $104m. Apotex has appealed the decision.

Patent proceedings outside the US

In Canada, the AstraZeneca patent infringement proceeding against Apotex Inc. regarding omeprazole capsules and tablets remains pending.

In May 2012, in Canada, the Federal Court found AstraZeneca liable to Apotex Inc. for section 8 damages arising from notice of compliance proceedings that had been finally dismissed in December 2003. In March 2013, AstraZeneca’s appeal was dismissed. The actual amount of damages owing, if any, will be determined at a future date by a court reference procedure.

Nexium (esomeprazole magnesium)

US patent litigation

In 2013, AstraZeneca received four Paragraph IV notice letters from companies seeking to market generic esomeprazole magnesium 20mg and 40mg delayed-release capsules. In response to these notice letters and corresponding ANDA filings, AstraZeneca commenced separate patent infringement litigation against Watson Laboratories, Inc., Wockhardt USA LLC, Aurobindo Pharma Ltd. and Kremers Urban Pharmaceuticals Inc. in the US District Court for the District of New Jersey. All four litigation proceedings are in early stages and trial dates have not been set.

In February 2011, AstraZeneca commenced patent infringement litigation in the US District Court for the District of New Jersey (District Court) against Hanmi USA Inc. and affiliates (Hanmi) in response to Hanmi’s filing of an NDA under 505(b)(2) to market esomeprazole strontium delayed-release capsules. In June 2013, AstraZeneca entered into a settlement agreement to expedite AstraZeneca’s appeal of the District Court’s December 2012 claim construction to the US Court of Appeals for the Federal Circuit (Court of Appeals). Under a District Court consent judgment, Hanmi conceded that AstraZeneca’s two patents at issue are valid and enforceable. In December 2013, the Court of Appeals affirmed the District Court’s claim construction, including that Hanmi’s product would not infringe the patents at issue. In January 2014, AstraZeneca requested a rehearing in the Court of Appeals. AstraZeneca understands that Hanmi’s 505(b)(2) esomeprazole strontium product is not AB-rated and is not subject to automatic substitution with Nexium.

Patent proceedings outside the US

In Australia in 2011, Ranbaxy Laboratories Ltd and Ranbaxy Australia Pty Ltd (together, Ranbaxy) filed an application for the revocation on the basis of invalidity of two Nexium patents (Australian Patent No. 676337 and Australian Patent No. 695966) with the Federal Court of Australia. AstraZeneca cross-claimed for infringement of these patents and asserted infringement of a further Nexium patent (Australian Patent No. 695774). In May 2013, the Federal Court of Australia maintained the validity of each of the patents-in-suit and held that Ranbaxy infringed the 676337 and 695966 patents but that the 695774 patent was not infringed. Ranbaxy appealed this decision and AstraZeneca cross-appealed. In November 2013, AstraZeneca and Ranbaxy entered into a settlement agreement. Under the terms of the agreement the appeal and cross-appeal were discontinued.

In Australia, in August 2013, AstraZeneca commenced proceedings against Alphapharm Pty Ltd for infringement of the 676337 and 695966 patents.

In Canada, patent infringement proceedings against Apotex Inc. continue. A trial was held from September to November 2013. The decision is under reserve.

In Canada, in March 2013, the Federal Court prohibited Ranbaxy Pharmaceuticals Canada Inc. (Ranbaxy) from receiving a marketing authorisation for its esomeprazole magnesium product until June 2015. Ranbaxy appealed the decision. In December 2013, AstraZeneca settled the proceeding with Ranbaxy.

In the UK, in September 2010, AstraZeneca initiated patent infringement proceedings against Consilient Health Limited (Consilient) and Krka, d.d., Novo Mesto (Krka). Consilient and Krka had previously agreed not to launch their esomeprazole magnesium product pending the outcome of the patent infringement proceedings. Although this injunction was discharged in July 2011, AstraZeneca may remain liable for damages resulting from the injunction. In 2012, Consilient and Krka commenced damages proceedings. A damages inquiry hearing took place in December 2013, and a finding of fact was issued in January 2014. Damages will be awarded to Consilient and Krka in due course. The decision is under reserve. A provision has been taken.

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In September 2013, AstraZeneca entered into an agreement with Hexal AG, a member of the Sandoz group of companies (Hexal/ Sandoz), to resolve more than 30 European disputes between AstraZeneca and Hexal/ Sandoz affiliates related to AstraZeneca’s Nexium patents and Hexal/Sandoz’s version of esomeprazole magnesium. The agreement resolves disputes in 20 countries.

AstraZeneca is involved in many proceedings regarding patent and/or regulatory exclusivity for Nexium, including in Australia, Austria, Canada, China, Denmark, France, Italy, the Netherlands, Norway, Philippines, Poland, Portugal, Russia, Slovenia, South Africa, Switzerland, Taiwan and Turkey. There is generic entry in many European markets. While AstraZeneca continues to have confidence in the patents protecting Nexium and will continue to take appropriate legal action, additional generic launches and adverse court rulings are possible.

Pulmicort Respules

(budesonide inhalation suspension)

US patent litigation

In April 2013, the US District Court for the District of New Jersey (District Court) ruled that AstraZeneca’s US patent no. 6,598,603 (the ‘603 patent) is invalid and that the generic defendants involved in the litigation do not infringe a second patent, US patent no. 7,524,834 (the ‘834 patent). In April 2013, AstraZeneca filed a notice of appeal and in May 2013, the US Court of Appeals for the Federal Circuit (Court of Appeals) enjoined the generic defendants from entering the market until its ruling on AstraZeneca’s appeal. In October 2013, the Court of Appeals reversed and remanded for further proceedings the District Court’s decision that the generic defendants involved in the litigation do not infringe the ‘834 patent. The Court of Appeals upheld, however, the District Court’s decision that the ‘603 patent is invalid. In December 2013, the District Court granted AstraZeneca’s motion and temporarily enjoined the generic defendants from entering the market until resolution of AstraZeneca’s motion for a preliminary injunction. Also in December 2013, the Court of Appeals issued its mandate to the District Court.

Seroquel IR (quetiapine fumarate)

US regulatory proceedings

In April 2013, the US Court of Appeals for the District of Columbia Circuit (Court of Appeals) affirmed the trial court’s previous ruling that Seroquel IR was not entitled to additional regulatory exclusivity in the US beyond March 2012. In May 2013, the Court of Appeals denied AstraZeneca’s motion for reconsideration.

Seroquel XR (quetiapine fumarate)

US patent litigation/regulatory proceedings

In February 2013, the US Court of Appeals for the Federal Circuit affirmed the March 2012 decision of the US District Court for the District of New Jersey that the Seroquel XR formulation patent is valid and infringed.

In February 2013, AstraZeneca settled its patent infringement action against Torrent Pharmaceuticals Limited and Torrent Pharma Inc., and in April 2013 settled its patent infringement action against Lupin Ltd. In both cases, AstraZeneca granted a license to the Seroquel XR product patent, effective 1 November 2016, or earlier, in certain circumstances.

Patent proceedings outside the US

In March 2013, the Federal Court of Canada dismissed AstraZeneca’s application to prohibit the Canadian Minister of Health from issuing a notice of compliance to Teva Canada Limited (Teva) for its generic quetiapine fumarate product relating to Seroquel XR. Teva has launched its generic Seroquel XR at risk and has filed an action seeking section 8 damages arising from these proceedings.

Also in March 2013, AstraZeneca discontinued its application to prohibit the Canadian Minister of Health from issuing a notice of compliance to Sandoz Canada Inc. (Sandoz) for its generic quetiapine fumarate product relating to Seroquel XR. In August 2013, AstraZeneca and Sandoz entered into a settlement agreement ending the ongoing patent litigation between the parties and allowing Sandoz to launch generic Seroquel XR immediately.

In the UK, in March 2012, the UK High Court found the Seroquel XR formulation patent invalid. In April 2013, the Court of Appeal in the UK denied AstraZeneca’s appeal. In December 2013, the UK Supreme Court decided not to hear an appeal of the Court of Appeal’s decision.

In Spain, in October 2013, the Barcelona Court of Appeal reversed the July 2012 opinion by the Commercial Court in Barcelona and found the Seroquel XR formulation patent invalid. AstraZeneca has appealed the decision.

In Portugal, there have been numerous challenges to the Seroquel XR formulation patent. There have been three arbitral panel decisions rendered in September, October and November 2013 respectively, all decided in AstraZeneca’s favour. There are other similar proceedings pending in Portugal.

In Belgium, in December 2013, the Commercial Court of Antwerp found the Seroquel XR formulation patent invalid. AstraZeneca intends to appeal this decision.

Generic versions of Seroquel XR have been launched in Austria, Denmark, Germany, Italy, Portugal, Romania, the UK and elsewhere in Europe. While AstraZeneca continues to have confidence in the patent protecting Seroquel XR and will continue to take appropriate legal action, additional generic launches and adverse court rulings are possible.

Symbicort (budesonide/formoterol)

US patent litigation

In October 2013, AstraZeneca and Accuhale LLC (Accuhale) executed a settlement agreement to resolve a lawsuit brought in the US District Court for the Eastern District of Pennsylvania that alleged sales of Symbicort infringed a patent purportedly owned by Accuhale. A provision has been taken. This case has been dismissed.

Vimovo (fixed-dose combination of naproxen/esomeprazole)

US patent litigation

In January 2014, AstraZeneca and POZEN Inc. commenced patent infringement actions in the US District Court for the District of New Jersey against two additional ANDA challengers seeking approval to market a generic copy of Vimovo. Separately, four patent infringement actions regarding generic versions of Vimovo are pending in the same Court. No trial dates have been set.

Zestril (lisinopril dehydrate)

Patent/regulatory proceedings outside the US

In 1996, two of AstraZeneca’s predecessor companies, Zeneca Limited and Zeneca Pharma Inc. (as licensees), Merck & Co., Inc. and Merck Frosst Canada Inc. (together, Merck Group) commenced a patent infringement action in Canada against Apotex, Inc. (Apotex), alleging infringement of Merck Group’s lisinopril patent. In 2010, after having established Apotex’s liability, AstraZeneca and the Merck Group initiated proceedings to recover damages and that damages claim remains pending.

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Product Liability Litigation

Byetta/Bydureon (exenatide)

Amylin Pharmaceuticals, LLC, a wholly-owned subsidiary of AstraZeneca, is a defendant in 272 filed lawsuits in various federal and state courts in the US involving a total of 442 plaintiffs claiming physical injury from treatment with Byetta or Bydureon. The lawsuits allege multiple types of injuries including pancreatitis, pancreatic cancer, and thyroid cancer. A Multi-District Litigation has been established in the US District Court for the Southern District of California in regard to the alleged pancreatic cancer cases in federal courts. Further, a co-ordinated proceeding has been established in Los Angeles, California in regard to the various lawsuits in California state courts. A trial involving a single plaintiff alleging pancreatitis caused by Byetta is scheduled for 18 February 2014 in the California state court co-ordinated proceeding.

Crestor (rosuvastatin calcium)

AstraZeneca is defending 26 lawsuits in California state courts involving a total of 708 plaintiffs claiming physical injury from treatment with Crestor. The lawsuits allege multiple types of injuries including diabetes mellitus, various cardiac injuries, rhabdomyolysis, and liver and kidney injuries. Twenty one cases have been consolidated into one co-ordinated proceeding in Los Angeles, California.

Iressa (gefitinib)

Between 2004 and 2008, seven claims were filed against AstraZeneca in Japan in the Osaka and Tokyo District Courts (District Courts) alleging that Iressa caused a fatal incidence of interstitial lung disease in Japanese patients. In November 2011 and in May 2012, the Tokyo and Osaka High Courts reversed the District Courts’ decisions and ruled that neither AstraZeneca, nor the Japanese Ministry of Health, Labour and Welfare (MHLW), had any liability for any of the claims. The plaintiffs appealed both decisions to the Japanese Supreme Court (Supreme Court). In April 2013, the Supreme Court issued decisions to reject appeals against AstraZeneca in all respects. Appeals against MHLW were also rejected by the Supreme Court.

Nexium (esomeprazole magnesium)

AstraZeneca has been defending product liability lawsuits brought by approximately 1,900 plaintiffs, who allege that Nexium caused bone deterioration, loss of bone density and/or bone fractures. Approximately 1,700 of these plaintiffs’ claims have been consolidated for pre-trial proceeding in the US District Court for the Central District of California through the Multi-District Litigation (MDL) process. In November 2013, the MDL court dismissed the claims of 1,104 plaintiffs. In December 2013, 522 of the 1,104 dismissed plaintiffs collectively moved the MDL court to have their claims reinstated. AstraZeneca has opposed this motion, which remains pending. On 13 January 2014, the MDL court dismissed the claims of an additional 179 plaintiffs.

Seroquel IR (quetiapine fumarate)

With regard to Seroquel IR product liability litigation in the US, AstraZeneca is aware of approximately 10 cases in active litigation in various jurisdictions.

Four putative class actions were initiated in Canada in the provinces of Alberta, British Columbia, Ontario and Quebec, alleging that AstraZeneca failed to provide adequate warnings in connection with an alleged association between Seroquel IR and the onset of diabetes. Class certification was denied in the Quebec proceedings in 2011 and in the Ontario proceedings in 2012. Both decisions were appealed. In December 2012, the Quebec Court of Appeal approved the plaintiff’s motion to abandon the appeal of the lower court’s decision to deny class certification. In February 2013, the Ontario Divisional Court (Divisional Court) dismissed plaintiffs’ appeal. In October 2013, the Ontario Superior Court dismissed the action and approved a settlement in which plaintiffs agreed to abandon all further rights of appeal regarding the Divisional Court’s decision to deny class certification and AstraZeneca agreed not to pursue its costs award associated with the decision. The cases in Alberta and British Columbia remain stayed.

With regard to insurance coverage for the substantial legal defence costs and settlements that have been incurred in connection with the Seroquel IR product liability claims in the US related to alleged diabetes and/or other related alleged injuries (which now exceed the total amount of insurance coverage available), disputes continue with insurers about the availability of coverage under certain insurance policies. These policies have aggregate coverage limits of $300m.

AstraZeneca commenced legal proceedings in the UK against two of the insurers in respect of policies with aggregate coverage limits of $200m and in February 2013 the High Court issued a judgment on preliminary legal issues which ruled that AstraZeneca was not entitled to recover under those policies. AstraZeneca appealed the decision, but in December 2013 the Court of Appeal issued a judgment which upheld the High Court’s ruling.

An arbitration has commenced against another insurer in respect of a policy with a coverage limit of $50m.

AstraZeneca has not recognised an insurance receivable in respect of these legal actions.

Commercial Litigation

Crestor (rosuvastatin calcium)

Qui tam litigation

As disclosed in the Government investigations section, the US Attorney’s Offices and all states, except for the State of Texas, have declined to intervene in the civil component of a previously disclosed investigation regarding Crestor. As a result, AstraZeneca has now been named as a defendant in a lawsuit filed in the US Federal Court in Wilmington, Delaware, under the qui tam (whistleblower) provisions of the federal False Claims Act and the Florida Whistleblower Act, alleging that AstraZeneca directed certain employees to promote Crestor off-label. AstraZeneca intends to vigorously defend this matter.

Israel

In November 2012, a Motion to Certify a Claim as a Class Action and Statement of Claim were filed in Israel in the District Court in Tel Aviv, Jaffa against AstraZeneca and four other pharmaceutical companies for alleged deception and failure to disclose material facts to consumers regarding potential adverse events associated with certain drugs, including Crestor. In May 2013, the Court granted AstraZeneca’s motion and dismissed the action as to all defendants. In July 2013, an amended Motion to Certify a Claim as a Class Action and Statement of Claim containing substantially similar allegations to those in the first action were filed in the same court against the same defendants.

Nexium (esomeprazole magnesium)

Consumer litigation

Currently, there are no active cases among the various putative class actions filed in the US alleging that AstraZeneca’s promotion, advertising and pricing of Nexium to physicians, consumers and third party payers was unfair, unlawful and deceptive. In regard to the Massachusetts State Court case, in August 2013 the Court ordered final approval of the class settlement agreement and dismissal of the matter. In regard to the Delaware State Court case, an action that has been stayed since 2005, in December 2013 the Court denied AstraZeneca’s motion to dismiss the matter for failure to prosecute. AstraZeneca anticipates that the stay of the case will be lifted in the first quarter of 2014.

Settlement anti-trust litigation

AstraZeneca is one of several defendants in a now consolidated, MDL proposed class action and individual lawsuits alleging that AstraZeneca’s settlements of certain patent litigation in the US relating to Nexium violated US anti-trust law and various state laws. The lawsuits were first filed in August 2012. AstraZeneca firmly believes that plaintiffs’ allegations are without merit,

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and we are confident that our settlement agreements fully comply with applicable law. AstraZeneca will continue to vigorously contest plaintiffs’ factual allegations, legal theories and assertion of damages.

Plaintiffs seek damages, subject to trebling under federal law and some state laws, based on the difference between the price the alleged classes paid for Nexium and the price they claim they would have paid for generic esomeprazole beginning in April 2008 (and several other later, alternative dates) to the present. Plaintiffs have indicated that, based on certain factual assumptions, they believe the range of possible damages for the proposed classes, prior to trebling, is in the range of $9.7bn to $27.1bn. AstraZeneca believes that the plaintiffs’ damages scenarios are speculative, contrary to fact and without merit and are not a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. Further legal, procedural, evidentiary and potentially dispositive rulings by the courts could significantly impact the range of possible damages plaintiffs ultimately may be able to seek, if any. No provision has been taken in respect of this matter.

In September 2013, after having heard oral argument in April 2013, the US District Court for the District of Massachusetts (the court which is hearing the consolidated MDL proceeding) issued a Memorandum and Order denying defendants’ motion to dismiss with respect to certain of plaintiffs’ claims, and granting in part and denying in part defendants’ motion to dismiss regarding other claims.

In November 2013, the Court granted the end-payers’ motion for class certification, and in December 2013 the Court granted the direct purchasers’ motion for class certification. AstraZeneca and the other defendants have filed petitions seeking appellate review of both decisions.

In November 2013, the Court denied AstraZeneca and Ranbaxy Pharmaceuticals, Inc., Ranbaxy Inc., and Ranbaxy Laboratories Ltd.’s (together, Ranbaxy) motion for summary judgment on the grounds that the plaintiffs’ claims with respect to the 2008 settlement agreement are barred by the four-year statute of limitations. On 4 December 2013, the Court denied AstraZeneca and Ranbaxy’s motion for reconsideration of that decision. AstraZeneca has filed a petition seeking appellate review of the denial of this motion in connection with a review of the class certification rulings.

On 10 December 2013, AstraZeneca and the other defendants filed numerous motions for summary judgment and motions challenging certain of plaintiffs’ expert witnesses. Plaintiffs filed numerous motions challenging expert witnesses proposed by the defendants. On 30 December 2013, the Court issued an oral ruling striking certain experts, subject to reconsideration prior to, or at, trial. In January 2014, the Court issued an oral ruling striking additional plaintiff expert witnesses, and oral and written orders denying certain of the summary judgment motions. Several summary judgment motions remain under consideration. A trial on certain factual issues in this matter is currently scheduled to commence in March 2014.

Seroquel XR (quetiapine fumarate)

Of the various state law claims brought by state Attorneys General generally alleging that AstraZeneca made false and/ or misleading statements in marketing and promoting Seroquel XR, AstraZeneca remains in litigation with the Attorney General of Mississippi.

Synagis (palivizumab)

In September 2011, MedImmune filed an action against AbbVie, Inc. (AbbVie) (formerly Abbott International, LLC) in the Circuit Court for Montgomery County, Maryland, seeking a declaratory judgment in a contract dispute. AbbVie’s motion to dismiss was granted. In September 2011, AbbVie filed a parallel action against MedImmune in the Illinois State Court. AbbVie’s motion to hold the disputed funds in escrow was rejected. In February 2012, the Court denied MedImmune’s motion to dismiss.

Toprol-XL (metoprolol succinate)

AstraZeneca was defending anti-trust claims in the US regarding the listing and enforcement of patents protecting Toprol-XL. In March 2013, the US District Court for the District of Delaware entered an Order and Final Judgment approving AstraZeneca’s settlement agreement with the end-payers, for which a provision was taken in 2012. There are no further pending claims.

Other Commercial Litigation

Average Manufacturer’s Price

qui tam litigation (Streck)

AstraZeneca is one of several manufacturers named as a defendant in a lawsuit filed in the US Federal Court in Philadelphia under the qui tam (whistleblower) provisions of the federal and certain state False Claims Acts alleging inaccurate reporting of Average Manufacturer’s Prices to the Centers for Medicare and Medicaid Services. The action was initially filed in October 2008 but remained under seal until May 2011, following the US government’s decision not to intervene in the case with regard to certain manufacturers, including AstraZeneca. As to AstraZeneca, the Court dismissed plaintiffs’ claims, both state and federal, for all Average Manufacturer Price submissions made before 1 January 2007 but denied AstraZeneca’s motion to dismiss all claims regarding submissions made after 1 January 2007.

Average Wholesale Price (AWP) Litigation

Of the various lawsuits against AstraZeneca and other pharmaceutical manufacturers involving allegations that, by causing the publication of allegedly inflated wholesale list prices, defendants caused entities to overpay for prescription drugs, AstraZeneca remains in litigation with the Attorneys General of the states of Utah and Wisconsin.

AstraZeneca successfully appealed a $20m jury verdict entered against it in litigation brought by the Commonwealth of Kentucky. The Kentucky Supreme Court declined to hear the Commonwealth’s appeal. In September 2013, the Kentucky trial court entered final judgment in favour of AstraZeneca.

Drug importation and anti-trust litigation

In August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California alleging a conspiracy by AstraZeneca and other pharmaceutical manufacturer defendants to set the price of drugs sold in California at or above the Canadian sales price for those drugs and otherwise restrict the importation of pharmaceuticals into the US. In April 2013, following the denial by the California Supreme Court to hear an appeal of the lower court’s decisions in AstraZeneca’s favour, the plaintiffs filed a writ of certiorari to the US Supreme Court seeking an appeal, which was denied in June 2013.

Medco qui tam litigation (Schumann)

The US District Court for the Eastern District of Pennsylvania (District Court) dismissed a qui tam (whistleblower) lawsuit filed against AstraZeneca that was based upon allegations that AstraZeneca submitted false pricing information to the government and made improper payments intended to influence the formulary status of Prilosec and Nexium to Medco and its customers in violation of the federal and certain state False Claim Acts. In February 2013, the plaintiff filed a notice of appeal to the US Court of Appeals for the Third Circuit regarding the District Court’s decision to dismiss AstraZeneca from the litigation with prejudice.

Shionogi arbitration Crestor royalty calculation

In July 2012, Shionogi & Co. Ltd (Shionogi) initiated arbitration proceedings to resolve issues relating to the treatment of certain excise taxes and other specific items in the calculation of royalties on Crestor sales. In December 2013, AstraZeneca and Shionogi announced the full resolution of the arbitration proceedings.

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Government investigations/proceedings

Except as otherwise noted, the precise parameters of the following inquiries are unknown, and AstraZeneca is not in a position at this time to predict the scope, duration or outcome of these matters, including whether they will result in any liability to AstraZeneca.

Brilinta (ticagrelor)

In October 2013, AstraZeneca received a civil investigative demand from the US Department of Justice, Civil Division seeking documents and information regarding PLATO, a clinical trial about Brilinta. AstraZeneca is co-operating with the inquiry.

Nexium (esomeprazole magnesium)

Department of Justice/Attorney General of Texas investigation

AstraZeneca received a subpoena from the Department of Justice and a Civil Investigative Demand issued by the Attorney General of Texas in connection with an investigation of the possible submission of false or otherwise improper pricing information for certain formulations of Nexium to the Centers for Medicare and Medicaid Services. In March 2013, the federal case was dismissed with prejudice as to the relator, with the consent of the government, and without prejudice to the US government. In addition, the state case has been dismissed with prejudice as to the relator and without prejudice to the State of Texas.

Seroquel IR (quetiapine fumarate) and Seroquel XR (quetiapine fumarate)

US Attorney’s Office investigations

In September 2013, AstraZeneca received a subpoena duces tecum from the US Attorney’s Office in Boston seeking documents and information related to the safety profile of Seroquel. AstraZeneca is co-operating with this inquiry.

In July 2012, AstraZeneca received a civil investigative demand from the Office of the Attorney General for the State of Texas in connection with an investigation related to sales and marketing activities potentially involving Seroquel. AstraZeneca is co-operating with this inquiry.

The US Department of Justice is conducting an investigation related to sales and marketing activities involving Seroquel XR, in response to the filing of qui tam (whistleblower) lawsuits. In January 2014, AstraZeneca was advised that the Department of Justice and all of the states, except for the State of Texas, intend to file a notice of non-intervention in the federal case.

Synagis (palivizumab)

In June 2011, MedImmune received a demand from the US Attorney’s Office for the Southern District of New York requesting certain documents related to the sales and marketing activities of Synagis. In July 2011, MedImmune received a similar court order to produce documents from the Office of the Attorney General for the State of New York Medicaid and Fraud Control Unit pursuant to what the government attorneys advised was a joint investigation. MedImmune has accepted receipt of these requests and is co-ordinating with the government offices to provide the appropriate responses and co-operate with any related investigation.

In May 2012, MedImmune received a subpoena duces tecum from the Office of Attorney General for the State of Florida Medicaid and Fraud Control Unit requesting certain documents related to the sales and marketing activities of Synagis. MedImmune has accepted receipt of the request and is co-ordinating with the Florida government to provide the appropriate responses and co-operate with any related investigation. AstraZeneca is unaware of the nature or focus of the investigation, however, based on the nature of the requests, it appears to be similar to the inquiries from the State of New York and Department of Justice (which is described above).

Other US Attorney’s Offices investigations

The US Attorney’s Offices in Alabama, Delaware and Texas along with the US Department of Justice are conducting investigations related to sales and marketing activities involving Crestor and Seroquel. In January 2014, AstraZeneca was advised that the Department of Justice and all of the states, except for the State of Texas, intend to file a notice of non-intervention in the federal case with regard to Seroquel.

With regard to the Crestor investigation, the US Attorney’s Offices and all states, except for the State of Texas, have declined to intervene in the civil component of the investigation. Additional components of the investigation by the Department of Justice, as well as an investigation by the Texas Office of Attorney General, continue.

Dutch National Competition Authority investigation

The Dutch National Competition Authority (now the ACM, formerly the NMa) investigation into alleged abuse of a dominant position is ongoing. The file remains with the Legal Department of the ACM and AstraZeneca expects a decision in 2014.

Foreign Corrupt Practices Act

In connection with an investigation into Foreign Corrupt Practices Act issues in the pharmaceutical industry, AstraZeneca has received inquiries from the US Department of Justice and the SEC regarding, among other things, sales practices, internal controls, certain distributors and interactions with healthcare providers and other government officials in several countries. AstraZeneca is co-operating with these inquiries.

AstraZeneca is investigating indications of inappropriate conduct in certain countries, including China. Resolution of this matter could involve the payment of fines and/or other remedies.

Good Manufacturing Practices Subpoena

In March 2013, AstraZeneca received a subpoena duces tecum from the US Attorney’s Office in Boston seeking documents and information relating to products manufactured or packaged at AstraZeneca’s Macclesfield facility in the UK. AstraZeneca is co-operating with this inquiry.

India

In February 2012, the Indian Central Bureau of Investigation (CBI) filed a First Information Report in the court in Delhi against AstraZeneca and public officials of the Central Procurement Agency of the Delhi Directorate of Health Services (DHS) in connection with circumstances surrounding the submission by AstraZeneca of an alleged false affidavit in relation to pricing as part of a tender for Meronem entered into by AstraZeneca with the DHS in 2009. The CBI has now concluded its investigation and a charge sheet was filed with the court in August 2013, but neither AstraZeneca, nor any AstraZeneca employee, has been charged with any offence.

Medco

The US Attorney’s Office for the District of Delaware, Criminal Division, is conducting an investigation relating to AstraZeneca’s relationship with Medco and sales of Nexium, Plendil, Prilosec and Toprol-XL. In addition, the US Attorney’s Office for the District of Delaware and the Department of Justice are investigating potential civil claims relating to the same conduct.

Serbia

In August 2011, AstraZeneca’s Representative Office in Belgrade, Serbia (the Representative Office) was served with a criminal indictment alleging that local employees of AstraZeneca and several other pharmaceutical companies made allegedly improper payments to physicians at the Institute of Oncology and Radiology of Serbia. In December 2013, the Representative Office reached an agreement with the Serbian prosecutor, pursuant to which the prosecutor dismissed the indictment. A provision has been taken.

Additional government inquiries

As is true for most, if not all, major prescription pharmaceutical companies operating in the US, AstraZeneca is currently involved in multiple US federal and state inquiries into drug marketing and pricing practices. In addition to the investigations described above, various federal and state law enforcement offices have, from time to time, requested information from the Company. There have been no material developments in those matters.

182	AstraZeneca Annual Report and Form 20-F Information 2013

25 Commitments and contingent liabilities continued

Tax

Where tax exposures can be quantified, an accrual is made based on best estimates and management’s judgement. Details of the movements in relation to material tax exposures are discussed below. As accruals can be built up over a long period of time but the ultimate resolution of tax exposures usually occurs at a point in time, and given the inherent uncertainties in assessing the outcomes of these exposures (which sometimes can be binary in nature), we could, in future periods, experience adjustments to these accruals that have a material positive or negative effect on our results in any particular period.

Transfer pricing and other international tax contingencies

The total net accrual included in the Group Financial Statements to cover the worldwide exposure to transfer pricing audits is $523m, an increase of $100m compared to 2012.

AstraZeneca faces a number of transfer pricing audits in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. The issues under discussion are often complex and can require many years to resolve. Accruals for tax contingencies require management to make estimates and judgements with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. The international tax environment presents increasingly challenging dynamics for the resolution of transfer pricing disputes. These disputes usually result in taxable profits being increased in one territory and correspondingly decreased in another. Our balance sheet positions for these matters reflect appropriate corresponding relief in the territories affected. Management considers that at present such corresponding relief will be available, but given the challenges in the international tax environment will keep this aspect under careful review.

Management continues to believe that AstraZeneca’s positions on all its transfer pricing audits and disputes are robust and that AstraZeneca is appropriately provided.

For transfer pricing audits where AstraZeneca and the tax authorities are in dispute, AstraZeneca estimates the potential for reasonably possible additional losses above and beyond the amount provided to be up to $529m (2012: $522m; 2011: $375m), however, management believes that it is unlikely that these additional losses will arise. It is possible that some of these contingencies may reduce in the future to the extent that any tax authority challenge is unsuccessful, or matters lapse following expiry of the relevant statutes of limitation resulting in a reduction in the tax charge in future periods.

Other tax contingencies

Included in the tax accrual is $2,053m relating to a number of other tax contingencies, an increase of $207m mainly due to the impact of an additional year of transactions relating to contingencies for which accruals had already been established and exchange rate effects. For these tax exposures, AstraZeneca does not expect material additional losses. It is, however, possible that some of these contingencies may reduce in the future if any tax authority challenge is unsuccessful or matters lapse following expiry of the relevant statutes of limitation resulting in a reduction in the tax charge in future periods.

Timing of cash flows and interest

It is not possible to estimate the timing of tax cash flows in relation to each outcome, however, it is anticipated that a number of significant disputes may be resolved over the next one to two years. Included in the provision is an amount of interest of $344m (2012: $248m; 2011: $291m). Interest is accrued as a tax expense.

26 Operating leases

Total rentals under operating leases charged to profit were as follows:

	2013 $m	2012 $m	2011 $m
Operating leases	188	197	215

The future minimum lease payments under operating leases that have initial or remaining terms in excess of one year at 31 December 2013 were as follows:

	2013 $m	2012 $m	2011 $m

Obligations under leases comprise:
Not later than one year	92	102	92
Later than one year and not later than five years	248	223	178
Later than five years	110	109	122
Total future minimum lease payments	450	434	392

AstraZeneca Annual Report and Form 20-F Information 2013	183

Financial Statements | Notes to the Group Financial Statements

27 Statutory and other information

	2013 $m	2012 $m	2011 $m

Fees payable to KPMG Audit Plc and its associates: Group audit fee	2.2	2.2	2.4

Fees payable to KPMG Audit Plc and its associates for other services: The audit of subsidiaries pursuant to legislation	5.0	5.0	5.5
Audit-related assurance services	2.6	2.2	2.4
Tax compliance services	0.6	0.8	0.8
Tax advisory services	–	0.1	0.1
Other assurance services	0.6	1.1	2.5
Corporate finance services	0.5	–	–

Fees payable to KPMG Audit Plc in respect of the Group’s pension schemes: The audit of subsidiaries’ pension schemes	0.4	0.5	0.6
	11.9	11.9	14.3

Audit-related assurance services include fees of $1.7m (2012: $1.7m; 2011: $1.9m) in respect of section 404 of the Sarbanes-Oxley Act.

Related party transactions

The Group had no material related party transactions which might reasonably be expected to influence decisions made by the users of these Financial Statements.

Key management personnel compensation

Key management personnel are defined for the purpose of disclosure under IAS 24 ‘Related Party Disclosures’ as the members of the Board and the members of the SET.

	2013 $’000	2012 $’000	2011 $’000
Short-term employee benefits	25,029	19,451	19,973
Post-employment benefits	2,323	2,137	2,155
Termination benefits	3,855	1,672	–
Share-based payments	16,509	15,304	16,064
	47,716	38,564	38,192

Total remuneration is included within employee costs (see Note 24). Further details of Directors’ emoluments are included in the Directors’ Remuneration Report from pages 102 to 126.

28 Subsequent events

Acquisition of Bristol-Myers Squibb’s share of global diabetes alliance assets

On 1 February 2014, AstraZeneca completed the acquisition of BMS’s interests in the companies’ diabetes alliance. The acquisition provides AstraZeneca with 100% ownership of the intellectual property and global rights for the development, manufacture and commercialisation of the diabetes business, which includes Onglyza (saxagliptin), Kombiglyze XR (saxagliptin and metformin HCl extended release), Komboglyze (saxagliptin and metformin HCl), Farxiga (dapagliflozin, marketed as Forxiga outside the US), Byetta (exenatide), Bydureon (exenatide extended release for injectable suspension), metreleptin and Symlin (pramlintide acetate).

The transaction consolidates worldwide ownership of the diabetes business within AstraZeneca, leveraging its primary and specialty care capabilities and its geographical reach, especially in Emerging Markets. The transaction included the acquisition of 100% of the share capital of Amylin Pharmaceuticals, LLC, and the asset purchase of the additional intellectual property and global rights not already owned by AstraZeneca, for the development, manufacture and commercialisation of Onglyza, Kombiglyze XR, Komboglyze and Farxiga. In total, approximately 3,900 BMS employees are expected to transfer as part of the acquisition. This combination of intangible product rights and manufacturing assets with an established workforce and their associated operating processes, principally those related to the global manufacturing and selling and marketing operations, requires that the acquisition is accounted for as a business combination in accordance with IFRS 3 Business Combinations.

Upfront consideration for the acquisition of $2.7bn was paid on 1 February 2014, with further payments of up to $1.4bn being payable for future regulatory-launch and sales-related milestones. AstraZeneca has also agreed to pay various sales-related royalty payments up until 2025. The amount of royalties payable under the agreement is inherently uncertain and difficult to predict, given the direct link to future sales and the range of outcomes cannot be reliably estimated. The maximum amount payable in each year is with reference to net sales and is therefore, theoretically, unlimited until royalties cease in 2025. AstraZeneca may also make payments up to $225m when certain additional assets are subsequently transferred. Contingent consideration has been fair valued using decision tree analysis, with key inputs including the probability of success and consideration of potential delays. In accordance with IFRS 3, the fair value of contingent consideration, including future royalties, is recognised immediately as a liability.

In addition to the acquired interests, AstraZeneca has entered into certain agreements with BMS to maintain the manufacturing and supply chain of the full portfolio of diabetes products. BMS will also continue to deliver specified clinical trials in line with the ongoing clinical trial plan, with an agreed number of R&D and manufacturing employees dedicated to diabetes remaining with BMS to progress the diabetes portfolio and support the transition for these areas. These arrangements will be carried out over future periods and future payments by AstraZeneca to BMS in relation to these arrangements will be expensed as incurred. No amounts have been recognised in the initial acquisition accounting in relation to these arrangements but have been separated, at fair value, from the business combination accounting in accordance with IFRS 3.

184	AstraZeneca Annual Report and Form 20-F Information 2013

28 Subsequent events continued

The terms of the agreement partially reflect settlement of the launch and sales-related milestones under the pre-existing Onglyza and Farxiga collaboration agreements, which have been terminated in relation to the acquisition. The expected value of those pre-existing milestones is $0.3bn and has been recognised as a separate component of consideration and excluded from the business combination accounting in accordance with IFRS 3. Separate intangible assets will be recognised.

Goodwill of $1.6bn is underpinned by a number of elements, which individually cannot be quantified. Most significant among these are the synergies AstraZeneca expect to be able to generate through more efficient manufacturing processes and the incremental value accessible through strategic and operational independence upon taking full control of the alliance.

The fair value of receivables acquired as part of the acquisition approximates the gross contractual amounts receivable. There are no significant amounts which are not expected to be collected.

The results from the additional acquired interests in the diabetes alliance will be consolidated into the Company’s results from 1 February 2014.

If the acquisition had taken effect at the beginning of the reporting period (1 January 2013), on a pro forma basis, the revenue of the combined Group for 2013 would have been $26,700m and the profit after tax would have been $1,750m. This pro forma information has been prepared taking into account any amortisation, interest costs and related tax effects, but does not purport to represent the results of the combined Group that actually would have occurred had the acquisition taken place on 1 January 2013 and should not be taken to be representative of future results.

Given the proximity of the completion of the transaction to the date that the Financial Statements were approved, the finalisation of the accounting entries for this transaction has yet to be completed. Our provisional assessment of the fair values of the assets and liabilities acquired, and of the fair value of the consideration payable, is detailed below. Our assessment will be completed in 2014.

Fair value $m

Non-current assets
Intangible assets	5,762
Tangible assets	490
6,252
Current assets	478
Current liabilities	(262)
Non-current liabilities	(130)
Total assets acquired	6,338
Goodwill	1,565
Fair value of total consideration	7,903
Less: fair value of contingent consideration	(5,205)
Total upfront consideration	2,698
Less: cash and cash equivalents acquired	–
Net cash outflow	2,698

Acquisition related costs are expected to be immaterial.

AstraZeneca Annual Report and Form 20-F Information 2013	185

Financial Statements | Notes to the Group Financial Statements

Principal Subsidiaries

At 31 December 2013	Country	Percentage of voting share capital held	Principal activity

UK
AstraZeneca UK Limited	England	100	Research and development, manufacturing, marketing
AstraZeneca Treasury Limited	England	100	Treasury

Continental Europe
AstraZeneca Dunkerque Production SCS	France	100	Manufacturing
AstraZeneca SAS	France	100	Research, manufacturing, marketing
AstraZeneca GmbH	Germany	100	Development, manufacturing, marketing
AstraZeneca Holding GmbH	Germany	100	Manufacturing, marketing
AstraZeneca SpA	Italy	100	Marketing
AstraZeneca Farmaceutica Spain SA	Spain	100	Marketing
AstraZeneca AB	Sweden	100	Research and development, manufacturing, marketing
AstraZeneca BV	Netherlands	100	Marketing
LLC AstraZeneca Pharmaceuticals	Russia	100	Marketing

The Americas
AstraZeneca do Brasil Limitada	Brazil	100	Manufacturing, marketing
AstraZeneca Canada Inc.	Canada	100	Research, marketing
AZ Reinsurance Limited	Cayman Islands	100	Insurance and reinsurance underwriting
IPR Pharmaceuticals Inc.	Puerto Rico	100	Development, manufacturing, marketing
AstraZeneca LP	US	99	Research and development, manufacturing, marketing
AstraZeneca Pharmaceuticals LP	US	100	Research and development, manufacturing, marketing
Zeneca Holdings Inc.	US	100	Manufacturing, marketing
MedImmune, LLC	US	100	Research and development, manufacturing, marketing

Asia, Africa & Australasia
AstraZeneca Pty Limited	Australia	100	Development, manufacturing, marketing
AstraZeneca Pharmaceuticals Co., Limited	China	100	Research and development, manufacturing, marketing
AZ (Wuxi) Trading Co. Limited	China	100	Marketing
AstraZeneca KK	Japan	80	Manufacturing, marketing

All shares are held indirectly.

The companies and other entities listed above are those whose results or financial position principally affected the figures shown in the Group Financial Statements. A full list of subsidiaries, joint ventures and associates will be annexed to the Company’s next annual return filed with the Registrar of Companies. The country of registration or incorporation is stated alongside each company. The accounting year ends of subsidiaries and associates are 31 December. AstraZeneca operates through 185 subsidiaries worldwide. Products are manufactured in 17 countries worldwide and are sold in over 100 countries. The Group Financial Statements consolidate the Financial Statements of the Company and its subsidiaries at 31 December 2013.

186	AstraZeneca Annual Report and Form 20-F Information 2013

Independent Auditor’s Report to the Members of AstraZeneca PLC

Opinions and conclusions arising from our audit

1. Our opinion on the Parent Company Financial Statements is unmodified

We have audited the Parent Company Financial Statements of AstraZeneca PLC for the year ended 31 December 2013 set out on pages 188 to 192. In our opinion the Parent Company Financial Statements:

>	give a true and fair view of the state of the Company’s affairs as at 31 December 2013;
>	have been properly prepared in accordance with UK Accounting Standards; and
>	have been prepared in accordance with the requirements of the Companies Act 2006.

2. Our opinion on other matters prescribed by the Companies Act 2006 is unmodified

In our opinion:

>	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and
>	the information given in the Strategic Report and the Directors’ Report for the financial year for which the Financial Statements are prepared is consistent with the Parent Company Financial Statements.

3. We have nothing to report in respect of the matters on which we are required to report by exception

The Companies Act 2006 requires us to report to you if, in our opinion:

>	adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or
>	the Parent Company Financial Statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or
>	certain disclosures of directors’ remuneration specified by law are not made; or
>	we have not received all the information and explanations we require for our audit.

We have nothing to report in respect of the above responsibilities.

4. Other matter – we have reported separately on the Group Financial Statements

We have reported separately on the Group Financial Statements of AstraZeneca PLC for the year ended 31 December 2013.

Scope and responsibilities

As explained more fully in the Directors’ Responsibilities Statement set out on page 127, the directors are responsible for the preparation of the Parent Company Financial Statements and for being satisfied that they give a true and fair view. A description of the scope of an audit of Financial Statements is provided on the Financial Reporting Council’s website at www.frc.org.uk/auditscopeukprivate. This report is made solely to the Company’s members as a body and is subject to important explanations and disclaimers regarding our responsibilities, published on our website www.kpmg.com/uk/ auditscopeukco2013a, which are incorporated into this report as if set out in full and should be read to provide an understanding of the purpose of this report, the work we have undertaken and the basis of our opinions.

Antony Cates

(Senior Statutory Auditor)

for and on behalf of KPMG Audit Plc, Statutory Auditor Chartered Accountants 15 Canada Square, London, E14 5GL 6 February 2014

AstraZeneca Annual Report and Form 20-F Information 2013	187

Financial Statements

Company Balance Sheet

at 31 December

AstraZeneca PLC

		2013	2012
	Notes	$m	$m

Fixed assets
Fixed asset investments	1	27,269	25,349

Current assets
Debtors – other		14	3
Debtors – amounts owed by Group undertakings		7,713	6,589
		7,727	6,592

Creditors: Amounts falling due within one year
Non-trade creditors	2	(957)	(956)
Interest-bearing loans and borrowings	3	(750)	–
		(1,707)	(956)
Net current assets		6,020	5,636
Total assets less current liabilities		33,289	30,985

Creditors: Amounts falling due after more than one year
Amounts owed to Group undertakings	3	(283)	(283)
Interest-bearing loans and borrowings	3	(8,052)	(8,742)
		(8,335)	(9,025)
Net assets		24,954	21,960

Capital and reserves
Called-up share capital	6	315	312
Share premium account	4	3,983	3,504
Capital redemption reserve	4	153	153
Other reserves	4	2,847	2,904
Profit and loss account	4	17,656	15,087
Shareholders’ funds	5	24,954	21,960

$m means millions of US dollars.

The Company Financial Statements from page 188 to 192 were approved by the Board on 6 February 2014 and were signed on its behalf by

Pascal Soriot	Marc Dunoyer
Director	Director

Company’s registered number 2723534

188	AstraZeneca Annual Report and Form 20-F Information 2013

Company Accounting Policies

Basis of accounting

The Company Financial Statements are prepared under the historical cost convention in accordance with the Companies Act 2006 and UK GAAP. The Group Financial Statements are presented on pages 132 to 186 and have been prepared in accordance with IFRSs as adopted by the EU and as issued by the IASB and in accordance with the Group Accounting Policies set out on pages 136 to 140.

The following paragraphs describe the main accounting policies under UK GAAP, which have been applied consistently.

Accounting standards issued but not yet adopted

FRS 102 ‘The Financial Reporting Standard applicable in the UK and the Republic of Ireland’ has been issued but not yet adopted by the Company. It is effective for accounting periods beginning on or after 1 January 2015.

Foreign currencies

Profit and loss account items in foreign currencies are translated into US dollars at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates prevailing at the date of the Company Balance Sheet. Exchange gains and losses on loans and on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit.

Taxation

The charge for taxation is based on the result for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Full provision is made for the effects of these differences. Deferred tax assets are recognised where it is more likely than not that the amount will be realised in the future. These estimates require judgements to be made including the forecast of future taxable income. Deferred tax balances are not discounted.

Accruals for tax contingencies require management to make judgements and estimates in relation to tax audit issues. Tax benefits are not recognised unless the tax positions will probably be sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of that benefit on the basis of potential settlement through negotiation and/or litigation.

Any recorded exposure to interest on tax liabilities is provided for in the tax charge. All provisions are included in creditors due within one year.

Investments

Fixed asset investments, including investments in subsidiaries, are stated at cost less any provision for impairment.

Share-based payments

The issuance by the Company to employees of its subsidiaries of a grant of awards over the Company’s shares represents additional capital contributions by the Company to its subsidiaries. An additional investment in subsidiaries results in a corresponding increase in shareholders’ equity. The additional capital contribution is based on the fair value of the grant issued, allocated over the underlying grant’s vesting period, less the market cost of shares charged to subsidiaries in settlement of such share awards.

Financial instruments

Loans and other receivables are held at amortised cost. Long-term loans payable are held at amortised cost.

Litigation

Through the normal course of business, AstraZeneca is involved in legal disputes, the settlement of which may involve cost to the Company. Provision is made where an adverse outcome is probable and associated costs can be estimated reliably. In other cases, appropriate descriptions are included.

AstraZeneca Annual Report and Form 20-F Information 2013	189

Financial Statements

Notes to the Company Financial Statements

1 Fixed asset investments

	Investments in subsidiaries
	Shares $m	Loans $m	Total $m
At 1 January 2013	16,327	9,022	25,349
Additions	–	2,664	2,664
Transfer to current assets	–	(747)	(747)
Capital reimbursement	(56)	–	(56)
Exchange	–	56	56
Amortisation	–	3	3
At 31 December 2013	16,271	10,998	27,269

A list of principal subsidiaries is included on page 186.

2 Non-trade creditors

	2013 $m	2012 $m

Amounts due within one year
Short-term borrowings (unsecured)	789	792
Other creditors	161	158
Amounts owed to Group undertakings	7	6
	957	956

3 Loans

		Repayment dates	2013 $m	2012 $m

Amounts due within one year
Interest-bearing loans and borrowings (unsecured)
5.4% Callable bond	US dollars	2014	750	–

Amounts due after more than one year
Amounts owed to subsidiaries (unsecured)
7.2% Loan	US dollars	2023	283	283
Interest-bearing loans and borrowings (unsecured)
5.4% Callable bond	US dollars	2014	–	749
5.125% Non-callable bond	euros	2015	1,035	990
5.9% Callable bond	US dollars	2017	1,746	1,745
1.95% Callable bond	US dollars	2019	996	995
5.75% Non-callable bond	pounds sterling	2031	573	561
6.45% Callable bond	US dollars	2037	2,717	2,717
4% Callable bond	US dollars	2042	985	985
			8,052	8,742

			2013 $m	2012 $m
Loans or instalments thereof are repayable:
After five years from balance sheet date			5,554	5,541
From two to five years			1,746	2,735
From one to two years			1,035	749
Within one year			750	–
Total unsecured			9,085	9,025

All loans are at fixed interest rates. Accordingly, the fair values of the loans will change as market rates change. However, since the loans are held at amortised cost, changes in interest rates and the credit rating of the Company do not have any effect on the Company’s net assets.

190	AstraZeneca Annual Report and Form 20-F Information 2013

4 Reserves

	Share premium account $m	Capital redemption reserve $m	Other reserves $m	Profit and loss account $m	2013 Total $m	2012 Total $m
At beginning of year	3,504	153	2,904	15,087	21,648	13,073
Profit for the year	–	–	–	6,067	6,067	14,467
Dividends	–	–	–	(3,499)	(3,499)	(3,619)
Amortisation of loss on cash flow hedge	–	–	–	1	1	1
Share-based payments	–	–	(57)	–	(57)	(79)
Share repurchases	–	–	–	–	–	(2,621)
Issue of AstraZeneca PLC Ordinary Shares	479	–	–	–	479	426
At end of year	3,983	153	2,847	17,656	24,639	21,648
Distributable reserves at end of year	–	–	1,841	17,656	19,497	16,928

As permitted by section 408(4) of the Companies Act 2006, the Company has not presented its own profit and loss account.

At 31 December 2013, $17,656m (2012: $15,087m) of the profit and loss account reserve was available for distribution. Included in other reserves is a special reserve of $157m, arising on the redenomination of share capital in 1999.

Included within other reserves at 31 December 2013 is $1,006m (2012: $1,063m) in respect of cumulative share-based payment awards. These amounts are not available for distribution.

5 Reconciliation of movement in shareholders’ funds

	2013 $m	2012 $m
At beginning of year	21,960	13,396
Net profit for the financial year	6,067	14,467
Dividends	(3,499)	(3,619)
Amortisation of loss on cash flow hedge	1	1
Share-based payments	(57)	(79)
Issue of AstraZeneca PLC Ordinary Shares	482	429
Repurchase of AstraZeneca PLC Ordinary Shares	–	(2,635)
Net increase in shareholders’ funds	2,994	8,564
Shareholders’ funds at end of year	24,954	21,960

Details of dividends paid and payable to shareholders are given in Note 21 to the Group Financial Statements.

6 Share capital

	Allotted, called-up and fully paid
	2013 $m	2012 $m
Issued Ordinary Shares ($0.25 each)	315	312
Redeemable Preference Shares (£1 each – £50,000)	–	–
	315	312

The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

The movements in share capital during the year can be summarised as follows:

	No. of shares	$m
At 1 January 2013	1,246,779,548	312
Issues of shares	10,390,539	3
At 31 December 2013	1,257,170,087	315

Share repurchases

No Ordinary Shares were repurchased by the Company in 2013 (2012: 57.8m Ordinary Shares at an average price of 2879 pence per share).

Share option schemes

A total of 10.4m Ordinary Shares were issued during the year in respect of share option schemes (2012: 12.2m Ordinary Shares). Details of Directors’ interests in options are shown in the Directors’ Remuneration Report.

Shares held by subsidiaries

No shares in the Company are held by subsidiaries.

AstraZeneca Annual Report and Form 20-F Information 2013	191

Financial Statements | Notes to the Company Financial Statements

7 Litigation and environmental liabilities

In addition to those matters disclosed below, there are other cases where the Company is named as a party to legal proceedings. These include the Seroquel IR product liability litigation and the Nexium product liability litigation each of which are described more fully in Note 25 to the Group Financial Statements.

Foreign Corrupt Practices Act

In connection with an investigation into Foreign Corrupt Practices Act issues in the pharmaceutical industry, AstraZeneca has received inquiries from the US Department of Justice and the SEC regarding, among other things, sales practices, internal controls, certain distributors and interactions with healthcare providers and other government officials in several countries. AstraZeneca is cooperating with these inquiries. AstraZeneca is investigating indications of inappropriate conduct in certain countries, including China. Resolution of this matter could involve the payment of fines and/or other remedies.

Dutch National Competition Authority investigation

The Dutch National Competition Authority (now the ACM, formerly the NMa) investigation into alleged abuse of a dominant position is ongoing. The file remains with the Legal Department of the ACM and AstraZeneca expects a decision in 2014.

Other

The Company has guaranteed the external borrowing of a subsidiary in the amount of $288m.

8 Statutory and other information

The Directors were paid by another Group company in 2013 and 2012.

192	AstraZeneca Annual Report and Form 20-F Information 2013

Group Financial Record

For the year ended 31 December	2009 Restated[2] $m	2010 Restated[2] $m	2011 Restated[2] $m	2012 Restated[2] $m	2013 $m

Revenue and profits
Revenue	32,804	33,269	33,591	27,973	25,711
Cost of sales	(5,775)	(6,389)	(6,026)	(5,393)	(5,261)
Distribution costs	(298)	(335)	(346)	(320)	(306)
Research and development expense	(4,409)	(5,318)	(5,523)	(5,243)	(4,821)
Selling, general and administrative costs	(11,329)	(10,414)	(11,161)	(9,839)	(12,206)
Profit on disposal of subsidiary	–	–	1,483	–	–
Other operating income and expense	553	712	777	970	595
Operating profit	11,546	11,525	12,795	8,148	3,712
Finance income	74	65	50	42	50
Finance expense	(858)	(660)	(562)	(544)	(495)
Profit before tax	10,762	10,930	12,283	7,646	3,267
Taxation	(3,255)	(2,880)	(2,333)	(1,376)	(696)
Profit for the period	7,507	8,050	9,950	6,270	2,571
Other comprehensive income for the period, net of tax	(14)	85	(480)	135	(113)
Total comprehensive income for the period	7,493	8,135	9,470	6,405	2,458
Profit attributable to:
Equity holders of the Company	7,484	8,022	9,917	6,240	2,556
Non-controlling interests	23	28	33	30	15

Earnings per share
Earnings per $0.25 Ordinary Share (basic)	$5.17	$5.58	$7.29	$4.95	$2.04
Earnings per $0.25 Ordinary Share (diluted)	$5.16	$5.55	$7.25	$4.94	$2.04
Dividends	$2.09	$2.41	$2.70	$2.85	$2.80

Return on revenues
Operating profit as a percentage of revenues	35.2%	34.6%	38.1%	29.1%	14.4%
Ratio of earnings to fixed charges	21.2	25.2	29.5	19.9	9.9

At 31 December	2009 Restated[2] $m	2010 Restated[2] $m	2011 Restated[2] $m	2012 Restated[2] $m	2013 $m

Statement of Financial Position
Property, plant and equipment, goodwill and intangible assets	29,422	28,986	27,267	32,435	31,846
Other investments and non-current receivables	446	535	543	940	2,513
Deferred tax assets	1,292	1,475	1,514	1,111	1,205
Current assets	23,760	25,131	23,506	19,048	20,335
Total assets	54,920	56,127	52,830	53,534	55,899
Current liabilities	(17,640)	(16,787)	(15,752)	(13,903)	(16,051)
Non-current liabilities	(16,494)	(15,936)	(13,612)	(15,685)	(16,595)
Net assets	20,786	23,404	23,466	23,946	23,253
Share capital	363	352	323	312	315
Reserves attributable to equity holders	20,262	22,855	22,917	23,419	22,909
Non-controlling interests	161	197	226	215	29
Total equity and reserves	20,786	23,404	23,466	23,946	23,253

For the year ended 31 December	2009 $m	2010 $m	2011 $m	2012 $m	2013 $m

Cash flows
Net cash inflow/(outflow) from:
Operating activities	11,739	10,680	7,821	6,948	7,400
Investing activities[1]	(2,444)	(2,226)	(2,022)	(1,859)	(2,889)
Financing activities[1]	(3,661)	(7,334)	(9,321)	(4,923)	(3,047)
	5,634	1,120	(3,522)	166	1,464

[1]	Investing activities and Financing activities were restated in 2011 to reclassify cash paid in hedge contracts relating to dividend payments from Investing activities to Financing activities.
[2]	Restatement on adoption of IAS 19 (2011) as detailed in Group Accounting Policies.

For the purpose of computing the ratio of earnings to fixed charges, earnings consist of the income from continuing ordinary activities before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges. Fixed charges consist of interest on all indebtedness, amortisation of debt discount and expense, and that portion of rental expense representative of the interest factor.

AstraZeneca Annual Report and Form 20-F Information 2013	193

Additional Information

Development Pipeline

as at 31 December 2013

Throughout the development process, we strive to obtain patent protection consistent with our patent process (as described in the Intellectual Property section from page 72). However, until marketing approval in individual countries is obtained, it is not possible to accurately predict the maximum period of product protection available from any such patents. While the most significant uncertainties for development pipeline products progressing to launch are meeting development targets and obtaining regulatory marketing approvals (as detailed in the Risk section from page 199), the date and language of any actual marketing approval will crucially determine the length of Patent Term Extension and the full range, if any, of pending patents that will protect the marketed product. Further details of possible periods of patent, RDP and related IP protections which may protect pipeline products once marketed are included from page 198.

Line Extensions

			Date	Estimated Filing
Compound	Mechanism	Area Under Investigation	Commenced Phase	US	EU	Japan	China
Cardiovascular
Brilinta/Brilique EUCLID	ADP receptor antagonist	outcomes study in patients with peripheral artery disease	4Q 2012	2016	2016	2016	2017
Brilinta/Brilique PEGASUS-TIMI 54	ADP receptor antagonist	outcomes study in patients with prior myocardial infarction	4Q 2010	2015	2015	2015	2017
Brilinta/Brilique SOCRATES[1]	ADP receptor antagonist	outcomes study in patients with stroke or TIA	1Q 2014	2016	2016	2016	2017
Brilinta/Brilique THEMIS	ADP receptor antagonist	outcomes study in patients with Type 2 diabetes and CAD, but without a previous history of MI or stroke		2017	2017	2018	2018
Bydureon Dual Chamber Pen	GLP-1 receptor agonist	diabetes		Filed	Filed	2Q 2014
Bydureon EXSCEL	GLP-1 receptor agonist	outcomes study	2Q 2010	2018	2018	2018
Bydureon weekly suspension	GLP-1 receptor agonist	diabetes	1Q 2013	2015	2015
Farxiga/Forxiga[2] DECLARE	SGLT-2 inhibitor	outcomes study	2Q 2013	2020	2020
Kombiglyze XR/ Komboglyze FDC[3]	DPP-4 inhibitor/metformin FDC	diabetes		Launched	Launched		Filed
Onglyza SAVOR-TIMI 53	DPP-4 inhibitor	outcomes study	2Q 2010	1Q 2014	1Q 2014		2015
saxagliptin/ dapagliflozin FDC	DPP-4 inhibitor/SGLT-2 inhibitor FDC	diabetes	2Q 2012	2015	2015
Xigduo	SGLT-2 inhibitor/metformin FDC	diabetes		Filed	Approved (January 2014)
Gastrointestinal
Entocort	glucocorticoid steroid	Crohn’s disease/ulcerative colitis		Launched	Launched	2015	†
linaclotide#	GC-C receptor peptide agonist	irritable bowel syndrome with constipation (IBS-C)		†	†	†	2015
Nexium	proton pump inhibitor	peptic ulcer bleeding		Filed[4]	Launched	†	Launched
Neuroscience
Diprivan#	sedative and anaesthetic	conscious sedation			Launched	2H 2014	Launched
Oncology
Caprelsa	VEGFR/EGFR tyrosine kinase inhibitor with RET kinase activity	differentiated thyroid cancer	2Q 2013	2016	2016	2016
Faslodex	oestrogen receptor antagonist	1st line advanced breast cancer	4Q 2012	2016	2016	2016	2016
Iressa	EGFR tyrosine kinase inhibitor	treatment beyond progression	1Q 2012		2015	2015	2015
Respiratory & Inflammation
Symbicort [5]	inhaled steroid/long-acting beta2-agonist	Breath Actuated Inhaler asthma/ COPD	4Q 2011

†	A third party holds the IP to this molecule in this area.
#	Partnered product.
[1]	First subject dosed in January 2014 for SOCRATES.
[2]	Farxiga in the US; Forxiga in rest of world.
[3]	Kombiglyze XR in the US; Komboglyze FDC in the EU.
[4]	2nd CRL received from FDA in 2011. AstraZeneca response submitted to FDA in December 2012, and application remains under FDA review.
[5]	Filing delayed pending evaluation of alternative device design.

194	AstraZeneca Annual Report and Form 20-F Information 2013

NMEs

Phase III/Registration

				Date	Estimated Filing
Compound	Mechanism	Area Under Investigation		Commenced Phase	US	EU	Japan	China
Cardiovascular
Brilinta/Brilique	ADP receptor antagonist	arterial thrombosis			Launched	Launched	Filed	Launched
Epanova#	omega-3 free fatty acids	hypertriglyceridaemia			Filed
Farxiga/Forxiga[1]	SGLT-2 inhibitor	diabetes			Approved (January 2014)	Launched	Filed	Filed
metreleptin	leptin analogue	lipodystrophy			Filed	2015	†
Infection
CAZ AVI (CAZ104)#	cephalosporin/beta lactamase inhibitor	serious infections		1Q 2012	†	4Q 2014	2015	2016
CAZ AVI (CAZ104)#	cephalosporin/beta lactamase inhibitor	hospital-acquired pneumonia/ ventilator-associated pneumonia		2Q 2013	†	2017	2017
Zinforo (ceftaroline)#	extended spectrum cephalosporin with affinity to penicillin-binding proteins	pneumonia/skin infections			†	Launched	†	1H 2014
Neuroscience
naloxegol (NKTR-118)#	oral peripherally-acting mu-opioid receptor antagonist	opioid-induced constipation			Filed	Filed
Oncology
Caprelsa	VEGFR/EGFR tyrosine kinase inhibitor with RET kinase activity	medullary thyroid cancer			Launched	Launched	3Q 2014	Filed
moxetumomab pasudotox#	anti-CD22 recombinant immunotoxin	hairy cell leukaemia		2Q 2013	2018	2018
olaparib	PARP inhibitor	gBRCAm PSR ovarian cancer			1Q 2014	Filed
olaparib SOLO-1	PARP inhibitor	1st line gBRCAm ovarian cancer		3Q 2013	2017	2017	2017	2017
olaparib SOLO-2	PARP inhibitor	gBRCAm PSR ovarian cancer		3Q 2013	2016	2016	2016	2016
olaparib GOLD	PARP inhibitor	2nd line gastric cancer		3Q 2013			2017	2018
selumetinib (AZD6244) (ARRY-142886)#	MEK inhibitor	2nd line KRAS + NSCLC		4Q 2013	2017	2017
Respiratory, Inflammation and Autoimmunity
benralizumab#	anti-IL-5R MAb	severe asthma		4Q 2013	2016	2016
brodalumab#	anti-IL-17R MAb	psoriasis		3Q 2012	2015	2015
lesinurad	selective inhibitor of URAT1	chronic management of hyperuricaemia in patients with gout		4Q 2011	2H 2014	2H 2014		2017
PT003 GFF	LAMA/LABA	COPD		2Q 2013	2015	2016
† A third party holds the IP to this molecule in this area. # Partnered product. [1] Farxiga in the US; Forxiga in rest of world. NMEs Phases I and II
				Date	Estimated Filing
Compound	Mechanism	Area Under Investigation	Phase	Commenced Phase	US	EU	Japan	China
Cardiovascular
AZD1722#	NHE3 inhibitor	ESRD-Pi CKD with T2DM/ ESRD-Fluid Retention	II	1Q 2013
AZD4901	NK3	polycystic ovarian syndrome	II	2Q 2013
roxadustat (FG-4592)#	hypoxia-inducible factor inhibitor	anaemia in CKD/ESRD	II1		2018	†	†	2016
MEDI6012	LCAT	ACS	I	1Q 2012
Infection
AZD5847	oxazolidinone anti-bacterial inhibitor	tuberculosis	II	4Q 2012
CXL#	beta lactamase inhibitor/ cephalosporin	MRSA	II	4Q 2010
ATM AVI	BL/BLI	targeted serious bacterial infections	I	4Q 2012
AZD0914	GyrAR	serious bacterial infections	I	4Q 2013
MEDI-550	pandemic influenza virus vaccine	pandemic influenza prophylaxis	I	2Q 2006
MEDI-559 (PRVV)	paediatric RSV vaccine	RSV prophylaxis	I	4Q 2008
MEDI4893	staph alpha toxin YTE MAb	hospital-acquired pneumonia/ serious S. aureus infection	I	1Q 2013
MEDI9287[2]	H7N9 vaccine	avian influenza	I	4Q 2013

AstraZeneca Annual Report and Form 20-F Information 2013	195

Additional Information | Development Pipeline

NMEs

Phases I and II continued

				Date Commenced	Estimated Filing
Compound	Mechanism	Area Under Investigation	Phase	Phase	US	EU	Japan	China
Neuroscience
AZD3241	myeloperoxidase (MPO) inhibitor	Parkinson’s disease	II	2Q 2012
AZD5213	histamine-3 receptor antagonist	Tourette’s syndrome/neuropathic pain	II	4Q 2013
AZD3293#	beta-secretase	Alzheimer’s disease	I	4Q 2012
AZD6423	NMDA	suicidal ideation	I	3Q 2013
Oncology
AZD1775#	WEE-1 inhibitor	ovarian cancer	II	4Q 2012
AZD2014	TOR kinase inhibitor	solid tumours	II	1Q 2013
AZD4547	FGFR tyrosine kinase inhibitor	solid tumours	II	4Q 2011
MEDI-551#	anti-CD19 MAb	haematological malignancies	II	1Q 2012
MEDI-573#	anti-IGF MAb	metastatic breast cancer	II	4Q 2011
olaparib	PARP inhibitor	breast cancer	II	1Q 2012
selumetinib (AZD6244) (ARRY-142886)#	MEK inhibitor	various cancers	II	4Q 2008
tremelimumab	anti-CTLA4 MAb	mesothelioma	II	2Q 2013
AZD1208	PIM kinase inhibitor	haematological malignancies	I	1Q 2012
AZD5363#	AKT inhibitor	solid tumours	I	4Q 2010
AZD6738	ATR	CLL/head & neck	I	4Q 2013
AZD8186	PI3 kinase beta inhibitor	solid tumours	I	2Q 2013
AZD9150#	STAT3 inhibitor	haematological malignancies	I	1Q 2012
AZD9291	epidermal growth factor inhibitor	solid tumours	I	1Q 2013
MEDI-565#	anti-CEA BiTE	solid tumours	I	1Q 2011
MEDI0639#	anti-DLL-4 MAb	solid tumours	I	2Q 2012
MEDI0680 (AMP-514)	anti-PD-1 MAb	solid tumours	I	4Q 2013
MEDI3617#	anti-ANG-2 MAb	solid tumours	I	4Q 2010
MEDI4736#	anti-PD-L1 MAb	solid tumours	I	3Q 2012
MEDI4736# + tremelimumab	anti-PD-L1 MAb + anti-CTLA4 MAb	solid tumors	I	4Q 2013
MEDI4736# + dabrafenib + trametinib[3]	anti-PD-L1 MAb + BRAF inhibitor + MEK inhibitor	melanoma	I	1Q 2014
MEDI6469#	murine anti-OX40 MAb	solid tumours	I	1Q 2006
moxetumomab pasudotox#	anti-CD22 recombinant immunotoxin	pALL	I	3Q 2008
volitinib# (AZD6094)	MET inhibitor	solid tumours	I	1Q 2012
Respiratory, Inflammation and Autoimmunity
AZD2115#	MABA	COPD	II	2Q 2012
AZD5069	CXCR2	asthma	II4	4Q 2010
benralizumab#	anti-IL-5R MAb	COPD	II	4Q 2010
brodalumab#	anti-IL-17R MAb	asthma/psoriatic arthritis	II	2Q 2013
mavrilimumab#	anti-GM-CSFR MAb	rheumatoid arthritis	II	1Q 2010
MEDI-546#	anti-IFN-alphaR MAb	SLE	II	1Q 2012
MEDI2070#	anti-IL-23 MAb	Crohn’s disease	II	1Q 2013
MEDI7183#	anti-a4b7 MAb	Crohn’s disease/ulcerative colitis	II	4Q 2012
MEDI8968#	anti-IL-1R MAb	COPD/HS5	II	4Q 2011
RDEA3170	selective inhibitor of URAT1	chronic management of hyperuricaemia in patients with gout	II	3Q 2013
sifalimumab#	anti-IFN-alpha MAb	SLE	II	3Q 2008
tralokinumab	anti-IL-13 MAb	asthma/IPF	II	1Q 2008
AZD1419	TLR9	asthma	I	3Q 2013
AZD4721	CXCR2	COPD	I	3Q 2013
AZD7624	ip38i	COPD	I	1Q 2013
AZD8848#	inhaled TLR7	asthma	I	2Q 2012
MEDI-551#	anti-CD19 MAb	multiple sclerosis	I	3Q 2012
MEDI5872#	anti-B7RP1 MAb	SLE	I	4Q 2008
MEDI9929#	anti-TSLP MAb	asthma	I	4Q 2008
PT010	LAMA/LABA/ICS	COPD	I	4Q 2013

†	A third party holds the IP to this molecule in this area.
#	Partnered product.
[1]	In-licensed asset in late-development but the Phase III AstraZeneca programme has yet to randomise its first patient.
[2]	Vaccine in development through a CRADA with NIAID.
[3]	MedImmune-sponsored study in collaboration with GSK. First patient dosed in January 2014.
[4]	Progression within Phase II in 2013.
[5]	Phase II start in new indication of hidradenitis suppurativa (HS) in 2013.

Comments

Submission dates shown for assets in Phase III and beyond.

196	AstraZeneca Annual Report and Form 20-F Information 2013

Discontinued Projects between 1 January 2013 and 31 December 2013

NME/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
Infection
NME	MEDI-557	Safety/Efficacy	RSV prevention in high risk adults (COPD/CHF/other)
Neuroscience
NME	AZD1446	Safety/Efficacy	Alzheimer’s disease
NME	AZD3480#	Safety/Efficacy	Alzheimer’s disease
NME	AZD5213	Hypothesis risk	Alzheimer’s disease
NME	AZD6765	Safety/Efficacy	major depressive disorder
NME	MEDI5117	Safety/Efficacy	OA pain
Oncology
NME	AZD8330 (ARRY-424704)#	Safety/Efficacy	solid tumours
NME	fostamatinib#	Safety/Efficacy	haematological malignancies
NME	MEDI-575#	Safety/Efficacy	NSCLC
Respiratory, Inflammation and Autoimmunity
NME	AZD5423#	Safety/Efficacy	COPD
NME	AZD7594#	Safety/Efficacy	COPD
NME	fostamatinib#	Safety/Efficacy	rheumatoid arthritis
NME	MEDI4212	Safety/Efficacy	asthma
NME	MEDI7814	Economic	COPD
LCM	tralokinumab	Safety/Efficacy	UC

#	Partnered product.

Completed Projects

Launch Status
Compound	Mechanism	Area Under Investigation	US	EU	Japan	China
Cardiovascular
Forxiga (dapagliflozin)	SGLT-2 inhibitor	diabetes – add on to DPP-4		Approved
Forxiga (dapagliflozin)	SGLT-2 inhibitor	diabetes – add on to metformin long-term data		Approved
Forxiga (dapagliflozin)[1]	SGLT-2 inhibitor	diabetes – in patients with high CV risk – study 18 and 19 long-term data
Forxiga (dapagliflozin)	SGLT-2 inhibitor	diabetes – triple therapy (dapa+met+SU)		Approved
Infection
Q-LAIV Flu Vaccination	live, attenuated, intranasal influenza virus vaccine (quadrivalent)	seasonal influenza	Approved	Approved

[1]	Studies 18/19 complete. No filing planned from this data.

Comments

As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

AstraZeneca Annual Report and Form 20-F Information 2013	197

Additional Information

Patent Expiries

Patent expiries for our key marketed products

Patents are or may be challenged by third parties. Generic products may be launched ‘at risk’ and our patents may be revoked, circumvented or found not to be infringed. See the Principal risks and uncertainties section from page 200. Many of our products are subject to challenges by third parties. Details of material challenges by third parties can be found in Note 25 to the Financial Statements from page 176. Additional patents relating to the products may have terms extending beyond the quoted dates. A number of our products are subject to generic competition in one or more markets. Further information can be found in the Geographical Review from page 214.

				US revenue ($m)
Key marketed products	US patent expiry			2013	2012	2011
Brilinta	2019 (composition of matter)	2029 (formulation)		73	19	11
	2021 (crystalline form)
Bydureon	2016[1] (method of treatment)	2025 (formulation)[3]		131	37	–
	2020 (formulation)[2]	2026 (method of treatment)[4]
Byetta	2016[1] (method of treatment)			152	74	–
	2020 (formulation)
Crestor	2016			2,912	3,164	3,074
Faslodex	2021[5] (formulation)			324	310	264
Farxiga	2020 (composition of matter)			–	–	–
Iressa	2017[6]			–	–	–
Kombiglyze XR	2023[1] (composition of matter)			–[7]	–[7]	–[7]
Nexium	2015[8]			2,123	2,272	2,397
Onglyza	2023[1] (composition of matter)			265	237	156
Pulmicort	2019[9] (Respules)	2019 (Flexhaler device)		224	233	279
	2018 (Flexhaler formulation)
Seloken/Toprol-XL	Expired			131	320	404
Seroquel XR	2017 (formulation)[10]			743	811	779
Symbicort	2014 (combination)	2026 (pMDI device)		1,233	1,003	846
	2023 (formulation)
Synagis	2015 (composition)			617	611	570
	2023 (formulation)
Zoladex	2021 (safety syringe)			23	24	39

				EU, Canada and Japan revenue ($m)[11]
Key marketed products	EU patent expiry[12]	Canadian patent expiry	Japanese patent expiry	2013	2012	2011
Brilique	2024[1] (composition of matter)	2019 (composition of matter)	2019 (composition of matter)	160	56	9
		2021 (crystalline form)	2021 (crystalline form)
Bydureon	2024[13] (formulation)	[14]	2025 (formulation)	17	–	–
Byetta	2021[15] (formulation)	2018 (formulation)	2020[1] (formulation)	43	–	–
Crestor[16]	2017[17]	Expired	2017	1,779	2,090	2,534
Faslodex	2021[18] (formulation)	2021 (formulation)	2026[1] (formulation)	270	268	219
Forxiga	2027[19] (composition of matter)	[14]	[14]	10	—	—
Iressa	2016[20]	2016	2018[1]	368	368	330
Kombiglyze XR	2026[19] (composition of matter)	[14]	–	–[7]	–[7]	–[7]
Komboglyze	2026[19] (composition of matter)	2021 (composition of matter)	–	–[7]	–[7]	–[7]
Losec/Prilosec	Expired	Expired	Expired	277	484	660
Nexium	2014	2014	2018[21]	699	648	1,042
Onglyza	2024[19] (composition of matter)	2021	–	73	61	42
Pulmicort	2018 (Respules)	2018 (Respules)	2018 (Respules)	265	300	344
	2018 (Turbuhaler formulation)	2018 (Turbuhaler formulation)	2018 (Turbuhaler formulation)
Seloken/Toprol-XL	Expired	Expired	Expired	132	139	163
Seroquel XR	2017 (formulation)[22]	2017 (formulation)	[23]	415	527	562
Symbicort	2018 (formulation)	2018 (formulation)	2017 (combination)	1,740	1,728	1,822
	2019 (Turbuhaler device)	2019 (Turbuhaler device)	2018 (formulation)
			2019 (Turbuhaler device)
Synagis	2015 (composition)	2015 (composition)	2015 (composition)	443	427	405
Zoladex	2021 (safety syringe)	2021 (safety syringe)	2021 (safety syringe)	545	638	733

[1]	Date includes PTE.
[2]	Micro-particle composition with defined features.
[3]	Formulation comprising a biocompatible polymer wherein the composition is free from additional ingredients that alter the release of polypeptide from the composition.
[4]	Method of treatment using poly (lactide-co-glycolide) copolymer formulation to achieve a specified mean steady state plasma concentration.
[5]	Date includes Paediatric Exclusivity.
[6]	Iressa not actively sold in the US. Date includes PTE.
[7]	Kombiglyze XR/Komboglyze revenue is included in the Onglyza revenue figure.
[8]	Licence agreements with Teva and Ranbaxy Pharmaceuticals Inc. allow each to launch a generic version in the US from May 2014, subject to regulatory approval.
[9]	Date includes Paediatric Exclusivity. A licence agreement with Teva permits their ongoing sale in the US of a generic version from December 2009.
[10]	Licence agreements with various generics companies allow launches of generic versions of Seroquel XR in the US from 1 November 2016 or earlier upon certain circumstances, subject to regulatory approval.
[11]	Aggregate revenue for the EU, Canada and Japan.
[12]	Expiry in major EU markets.
[13]	Sustained release composition comprising a biocompatible polymer wherein the composition has defined features.
[14]	Product not approved in this country.
[15]	Date includes PTE – exact SPC situation varies across countries. EU data exclusivity to 2016.
[16]	Crestor is covered by a range of patents, including substance, formulation and use patents. Crestor patent coverage is not uniform across countries. Granted PTEs mean that a Crestor substance patent remains in force in several major markets after the standard patent term expired in 2012. This substance patent is not in force in a number of countries, such as Australia, Brazil, Mexico, Russia and China.
[17]	A substance patent and PTE with expiry in 2017 is in force in most major EU markets.
[18]	European patent was maintained after opposition before the European Patent Office (EPO). The opponents appealed and a Board of Appeal of the EPO is scheduled to hear the appeal in March 2014 (see Note 25 to the Financial Statements). European Regulatory Data Protection for Faslodex expires in March 2014.
[19]	Date includes SPC term, exact SPC situation varies across Europe.
[20]	There is data exclusivity for Iressa in the EU to 2019.
[21]	Includes PTE. Re-examination period (similar to data exclusivity) ends July 2019.
[22]	AstraZeneca is engaged in numerous patent revocation proceedings regarding Seroquel XR patents and adverse court rulings, such as those seen in Germany, the UK and elsewhere, are possible.
[23]	Rights licensed to Astellas.

198	AstraZeneca Annual Report and Form 20-F Information 2013

Risk

In the Strategy section on page 10, we provide an overview of the risks we face and what we are doing to address them. In this section we describe in further detail our key risk management and assurance mechanisms and the principal risks and uncertainties which we consider to be material to our business, as they may have a significant effect on our financial condition, results of operations and/or reputation. Specific risks and uncertainties are also discussed in the Strategic Report from page 2, where relevant.

Managing risk

As an innovation-driven, global, prescription-based biopharmaceutical business, we face a diverse range of risks and uncertainties that may adversely affect our business. Our approach to risk management is designed to encourage clear decision making as to which risks we take and how these are managed, based on an understanding of the potential strategic, commercial, financial, compliance, legal and reputational implications of these risks.

We work continuously to ensure that we have effective risk management processes in place to support the delivery of our strategic objectives, the material needs of our stakeholders and our core values. We monitor our business activities and external and internal environments for new, emerging and changing risks to ensure that these are managed appropriately as they arise.

The Board believes that the processes and accountabilities which are in place (described below) provide it with adequate information on the key risks and uncertainties we face. Further information about these risks and uncertainties is set out in the Principal risks and uncertainties section from page 200.

Risk management embedded in business processes

We strive to ensure that sound risk management is embedded within our strategy, planning, budgeting and performance management processes. The Board has defined the Group’s risk appetite expressing the acceptable levels of risk for the Group using three key dimensions. These are: (i) earnings and cash flow; (ii) return on investment; and (iii) potential impact on our reputation. This definition provides a clear statement by the Board of its position on risk which enables the Group, in both quantitative and qualitative terms, to judge the level of risk it is prepared to take so as to achieve its overall objectives.

Annually, the Group develops a long-term business plan to support the delivery of its strategy, which the Board reviews to ensure that it conforms to its risk appetite. Our risk management approach is aligned to our strategy and business planning processes. Line managers are accountable for identifying and managing risks, and for delivering business objectives in accordance with the Group’s risk appetite. Each area for which a SET member is responsible (a SET function) is required to provide an assessment of its key risks annually. Identified risks are mapped to AstraZeneca’s risk ‘taxonomy’, providing a structured disaggregation of the various potential risks facing the Group. SET functions are required to provide quarterly updates identifying changes to the key risks, their mitigation plans, new or emerging significant risks and any key events that may have occurred. The quarterly updates are then aggregated into a Group risk report for SET and Audit Committee review. Supporting tools are in place to assist the managers in this process and we continue to work on developing our risk management standards and guidelines.

We develop business continuity plans to provide for situations where specific risks have the potential to severely impact our business. These plans are supported by the provision of training and crisis simulation activities for business managers.

Key responsibilities

Internal Audit Services (IA)

IA is an independent assurance and advisory function that reports, and is accountable, to the Audit Committee. IA’s budget, resources and programme of audits are approved by the Audit Committee annually and the findings from its audit work are reported to, and discussed at, each Audit Committee meeting. A core part of the audit work carried out by IA includes assessing how we are managing risk and reviewing the effectiveness of selected aspects of our risk control framework, including the effectiveness of other assurance and compliance functions within the business.

Global Compliance

Our Global Compliance function has been established to drive and embed a culture of ethics and integrity within our organisation.

Our key compliance priorities include:

>	focusing our efforts on important compliance risk areas
>	communicating clear policies to employees
>	improving compliance behaviours through effective training and support
>	ensuring employees can raise concerns and that those concerns will be properly addressed
>	ensuring fair and objective investigations of possible policy breaches
>	monitoring and auditing compliance with policies
>	providing key stakeholders with assurance and effective reporting of material issues.

AstraZeneca Annual Report and Form 20-F Information 2013	199

Additional Information | Risk

These priorities are closely aligned to the Group’s strategy and reflect our drive to strengthen our efforts for oversight at all levels of our business, including risk management relating to external parties and anti-bribery/anti-corruption. IA and Global Compliance work closely with one another and both separately provide assurance reporting to the Audit Committee. Through the Group Compliance Council, Global Compliance and IA work with a range of specialist compliance functions throughout our organisation to co-ordinate compliance activities.

When a potential compliance breach is identified, an internal investigation is undertaken by appropriate staff from our Global Compliance, HR and/or Legal teams. When appropriate, external advisers are engaged to conduct and/or advise on investigations. Should an investigation conclude that an actual breach has occurred, management, in consultation with our Legal function, will consider whether the Group needs to make a disclosure and/or to report the findings to a regulatory or governmental authority.

More information on IA and our overall risk management and control framework can be found in the Corporate Governance Report from page 88.

Management of risk

Day-to-day risk management is delegated from the Board to the CEO and through the SET to line managers. SET functions are accountable for establishing an appropriate line management-led process and for providing the resources for supporting effective risk management.

Line and project managers have primary responsibility, within the context of their functional area, for identifying and managing risk as well as for putting in place appropriate controls and procedures to monitor effectiveness.

Oversight and monitoring

The SET is responsible for overseeing and monitoring the effectiveness of the risk management processes implemented by management. The Global Compliance and Finance functions, together with IA, support the SET by advising on policy and standard setting, monitoring and auditing, communication and training, as well as reporting on the adequacy of line management processes as they apply to managing our risk.

Our compliance organisation is comprised of the Global Compliance function together with a wide range of specialist compliance functions. Further information about Global Compliance and the Code of Conduct can be found in the Corporate Governance Report from page 88.

Management reporting and assurance

We provide quarterly risk reports to the SET and to the Board. Among other things, these summarise our current assessment of the principal risks facing the Group, including environmental, social and governance risks, senior management accountability and our expected plans in order to address these risks, to the extent possible.

The Audit Committee comprises five Non-Executive Directors. It reviews and reports to the Board following each Audit Committee meeting on the overall framework of risk management and internal controls, and is responsible for promptly bringing to the Board’s attention any significant concerns about the conduct, results or outcomes of internal audits and other compliance matters. The Audit Committee receives regular reports from our external auditor and the following business functions:

>	IA: independent assurance reports on the Group’s risk management and control framework
>	Global Compliance: reports on key compliance risks, updates on key compliance initiatives, and summaries of audits conducted by compliance functions, compliance incidents and investigations including contact made by employees with AZethics via our helplines
>	Financial Control and Compliance Group: reports on Sarbanes-Oxley Act compliance and the financial control framework
>	Management: the Group-level risk summary from the annual business planning process and reports on the performance management and monitoring processes.

For further information on the Audit Committee, see the Audit Committee Report from page 98.

Principal risks and uncertainties

Operating in the pharmaceutical sector carries a number of inherent risks and uncertainties that may affect our business. In the remainder of this section we describe the principal risks and uncertainties which we consider to be material to our business in that they may have a significant effect on our financial condition, results of operations and/or reputation.

These risks are not listed in any particular order of priority. Other risks, unknown or not currently considered material, could have a similar effect. We believe that the forward-looking statements about AstraZeneca in this Annual Report, identified by words such as ‘anticipates’, ‘believes’, ‘expects’ and ‘intends’, and that include, among other things, the statements made in the Chairman’s Statement – Outlook on page 7, and Our strategic priorities – Financial expectations on page 17, are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties such as those summarised below. They relate to events that may occur in the future, that may be influenced by factors beyond our control and that may have actual outcomes materially different from our expectations.

200	AstraZeneca Annual Report and Form 20-F Information 2013

Product pipeline risks

Failure to meet development targets	Impact

The development of any pharmaceutical product candidate is a complex, risky and lengthy process involving significant financial, R&D and other resources, which may fail at any stage of the process due to a number of factors. These include: failure to obtain the required regulatory or marketing approvals for the product candidate or its manufacturing facilities; unfavourable clinical efficacy data; safety concerns; failure of R&D to develop new product candidates; failure to demonstrate adequate cost-effective benefits to reimbursement authorities; and the emergence of competing products.

Production and release schedules for biologics may be more significantly impacted by regulatory processes than other products. This is due to more complex and stringent regulation on the manufacturing of biologics and their supply chain.

A succession of negative drug project results and a failure to reduce development timelines effectively, or produce new products that achieve commercial success, could adversely affect the reputation of our R&D capabilities, and is likely to materially adversely affect our business or results of operations.

Difficulties of obtaining and maintaining regulatory approvals for new products	Impact

We are subject to strict controls on the commercialisation processes for our pharmaceutical products, including their development, manufacture, distribution and marketing. Safety, efficacy and quality must be established before a drug can be marketed for a given indication. The criteria for establishing safety, efficacy and quality may vary by country or region and the submission of an application to regulatory authorities may or may not lead to the grant of marketing approval. Regulators can refuse to grant approval or may require additional data before approval is given, even though the medicine may already be launched in other countries. Approved products are also subject to regulations, and a failure to comply can potentially result in losing regulatory approval to market our products.

Factors including advances in science and technology, evolving regulatory science, and changes in benefit/risk tolerance by health authorities, the general public, and other third party public interest groups influence the initial approvability of new drugs. Existing marketed products are also subject to these same forces, and new data and meta-analyses have the potential to drive changes in the approval status or labelling. Recent years have seen an increase in post-marketing regulatory requirements and commitments, and an increased call for third party access to regulatory and clinical trial data packages for independent analysis and interpretation.

The predictability of the outcome and timing of review processes remains challenging due to evolving regulatory science, competing regulatory priorities and downward pressure on health authority resources.

Delays in regulatory reviews and approvals could impact patient and market access. In addition, the increase in post-approval activities requires increased resources and could impact the labelling and approval status of currently marketed products.

Failure to obtain and enforce effective IP protection	Impact

Our ability to obtain and enforce patents and other IP rights in relation to our products is an important element of our ability to protect our investment in R&D and create long-term value for the business. A number of the countries in which we operate are still developing their IP laws or may even be limiting the applicability of these laws to pharmaceutical inventions. Adverse political perspectives on the desirability of strong IP protection for pharmaceuticals in certain emerging and even developed markets may limit the scope for us to obtain effective IP protection for our products. As a result, certain countries may seek to limit or deny effective IP protection for pharmaceuticals.

Limitations on the availability of patent protection or the use of compulsory licensing in certain countries in which we operate could have a material adverse effect on the pricing and sales of our products and, consequently, could materially adversely affect our revenues from those products. More information about protecting our IP is contained in the Intellectual Property section on page 72. Information about the risk of patent litigation and the early loss of IP rights is contained in the Expiry or loss of, or limitations on, IP rights risk on page 204.

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Additional Information | Risk

Product pipeline risks continued

Delay to new product launches	Impact

Our continued success depends on the development and successful launch of innovative new drugs. The anticipated launch dates of major new products have a significant impact on a number of areas of our business, including investment in large clinical studies, the manufacture of pre-launch product stocks, investment in marketing materials pre-launch, sales force training and the timing of anticipated future revenue streams from new product sales. These launch dates are primarily driven by the development programmes that we run and the demands of the regulatory authorities in the approvals process, as well as pricing negotiations. Delays to anticipated launch dates can result from a number of factors including adverse findings in pre-clinical or clinical studies, regulatory demands, price negotiation, competitor activity and technology transfer.

Significant delays to anticipated launch dates of new products could have a material adverse effect on our financial condition and/or results of operations. For example, for the launch of products that are seasonal in nature, delays in regulatory approvals or manufacturing difficulties may delay launch to the next season which, in turn, may significantly reduce the return on costs incurred in preparing for the launch for that season. In addition, a delay in the launch may lead to increased costs if, for example, marketing and sales efforts need to be rescheduled or protracted for longer than expected.

Strategic alliances and acquisitions may be unsuccessful	Impact

We seek technology licensing arrangements and strategic collaborations to expand our product portfolio and geographical presence as part of our business strategy.

Such licensing arrangements and strategic collaborations are key, enabling us to grow and strengthen the business. The success of such arrangements is largely dependent on the technology and other IP we acquire rights to, and the resources, efforts and skills of our partners. Also, under many of our strategic alliances, we make milestone payments well in advance of the commercialisation of the products, with no assurance that we will recoup these payments.

Furthermore, we experience strong competition from other pharmaceutical companies in respect of licensing arrangements, strategic collaborations, and acquisition targets, and therefore, we may be unsuccessful in implementing some of our intended projects.

We may also seek to acquire complementary businesses as part of our business strategy. The integration of an acquired business could involve incurring significant debt and unknown or contingent liabilities, as well as having a negative effect on our reported results of operations from acquisition related charges, amortisation of expenses related to intangibles and charges for the implementation of long-term assets. We may also experience difficulties in integrating geographically separated organisations, systems and facilities, and personnel with different organisational cultures.

If we fail to complete these types of collaborative projects in a timely manner, on a cost-effective basis, or at all, this may limit our ability to access a greater portfolio of products, IP technology and shared expertise.

Additionally, disputes or difficulties in our relationship with our collaborators or partners may arise, often due to conflicting priorities or conflicts of interest between parties, which may erode or eliminate the benefits of these alliances.

The incurrence of significant debt or liabilities as a result of integration of an acquired business could cause deterioration in our credit rating and result in increased borrowing costs and interest expense.

Further, if, following an acquisition, liabilities are uncovered in the acquired business, the Group may suffer losses and may not have remedies against the seller or third parties. The integration process may also result in business disruption, diversion of management resources, the loss of key employees and other issues, such as a failure to integrate IT and other systems.

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Commercialisation and business execution risks

Challenges to achieving commercial success of new products	Impact

The successful launch of a new pharmaceutical product involves substantial investment in sales and marketing activities, launch stocks and other items. The commercial success of our new medicines is of particular importance to us in order to replace lost sales following patent expiry. We may ultimately be unable to achieve commercial success for any number of reasons. These include difficulties in manufacturing sufficient quantities of the product candidate for development or commercialisation in a timely manner, the impact of price control measures imposed by governments and healthcare authorities, the outcome of negotiations with third party payers, erosion of IP rights, including infringement by third parties and failure to show a differentiated product profile.

As a result, we cannot be certain that compounds currently under development will achieve success, and our ability to accurately assess, prior to launch, the eventual efficacy or safety of a new product once in broader clinical use can only be based on data available at that time, which is inherently limited due to relatively short periods of product testing and relatively small clinical study patient samples.

The commercialisation of biologics is often more complex than for small molecule pharmaceutical products, primarily due to differences in the mode of administration, technical aspects of the product and rapidly changing distribution and reimbursement environments.

If a new product does not succeed as anticipated or its rate of sales growth is slower than anticipated, there is a risk that we may be unable to fully recoup the costs incurred in launching it, which could materially adversely affect our business or results of operations.

Due to the complexity of the commercialisation process for biologics, the methods of distributing and marketing biologics could materially adversely impact our revenues from the sales of products, such as Synagis and FluMist/Fluenz.

Illegal trade in our products	Impact

Illegal trade covers the theft, illegal diversion and counterfeiting of our products. Illegal trade in pharmaceutical products is estimated to exceed $75 billion per year and is generally considered by the industry, non-governmental organisations and governmental authorities to be increasing. We suffer a commensurate financial exposure to illegal trade and there is also a risk to public health. Regulators and the public expect us to secure the integrity of our supply chain and to co-operate actively in the reduction of illegal trade in AstraZeneca products, through surveillance, investigation and legal action against others engaged in illegal trade.

Public loss of confidence in the integrity of pharmaceutical products as a result of counterfeiting could materially adversely affect our reputation and financial performance. In addition, undue or misplaced concern about the issue may induce some patients to stop taking their medicines, with consequential risks to their health. There is also a direct financial loss where counterfeit medicines replace sales of genuine products and where genuine products are recalled following discovery of counterfeit, stolen and/or illegally traded products in an effort to regain control of the integrity of the supply chain.

Developing our business in Emerging Markets	Impact

The development of our business in Emerging Markets is a critical factor in determining our future ability to sustain or increase our global product revenues. This poses various challenges including: more volatile economic conditions; competition from multinational and local companies with existing market presence; the need to identify correctly and to leverage appropriate opportunities for sales and marketing; poor IP protection; inadequate protection against crime (including counterfeiting, corruption and fraud); the need to impose developed market compliance standards; the need to meet a more diverse range of national regulatory, clinical and manufacturing requirements; inadvertent breaches of local and international law; not being able to recruit appropriately skilled and experienced personnel; identification of the most effective sales channels and route to market; and interventions by national governments or regulators restricting access to market and/or introducing adverse price controls.

The failure to exploit potential opportunities appropriately in Emerging Markets may materially adversely affect our reputation, business or results of operations.

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Additional Information | Risk

Commercialisation and business execution risks continued

Expiry or loss of, or limitations on, IP rights	Impact

Pharmaceutical products are only protected from being copied during the limited period of protection under patent rights and/or related IP rights such as Regulatory Data Protection or orphan drug status. Expiry or loss of these rights typically leads to the immediate launch of generic copies of the product in the country where the rights have expired or been lost. See the Patent Expiries section on page 198, which contains a table of certain patent expiry dates for our key marketed products.

Additionally, the expiry or loss of patents covering other innovator companies’ products may also lead to increased competition for our own, still-patented, products in the same product class due to the availability of generic products in that product class. Further, there may be increased pricing pressure on our still-patented products as a result of the lower prices of generic entrants.

Products under patent protection or within the period of Regulatory Data Protection typically generate significantly higher revenues than those not protected by such rights. Our revenues, financial condition and results of operations may be materially adversely affected upon expiry or early loss of our IP rights, due to generic entrants into the market for the applicable product. Additionally, the loss of patent rights covering major products of other pharmaceutical companies may materially adversely affect the growth of our still-patented products in the same product class in that market.

Pressures resulting from generic competition	Impact

Our products compete not only with other products approved for the same condition, marketed by research-based pharmaceutical companies, but also with generic drugs marketed by generic pharmaceutical manufacturers. These competitors may invest more of their resources into the marketing of their products than we do, depending on the relative priority of these competitor products within their company’s portfolio. Generic versions of products are often sold at lower prices than branded products, as the manufacturer does not have to recoup the significant cost of R&D investment and market development. The majority of our patented products, including Nexium, Crestor and Seroquel XR, are subject to price pressures as a result of competition from generic copies of these products and from generic forms of other drugs in the same product class (for example, generic forms of Losec/Prilosec and Lipitor, and generic forms of Seroquel IR).

If challenges to our patents by generic drug manufacturers succeed and generic products are launched, or generic products are launched ‘at risk’ on the expectation that challenges to our IP will be successful, this may materially adversely affect our financial condition and results of operations. In 2013, US sales for Nexium, Crestor and Seroquel XR were $2,123 million (2012: $2,272 million), $2,912 million (2012: $3,164 million), and $743 million (2012: $811 million), respectively. Furthermore, if limitations on the availability, scope or enforceability of patent protection are implemented in jurisdictions in which we operate, generic manufacturers in these countries may be increasingly able to introduce competing products to the market earlier than they would have been able to, had more robust patent or Regulatory Data Protection been available.

As well as facing generic competition upon expiry or loss of IP rights, we also face the risk that generic drug manufacturers seek to market generic versions of our products prior to expiries of our patents and/or the Regulatory Exclusivity periods. For example, we are currently facing challenges in the US from numerous generic drug manufacturers regarding our patents for Nexium and Pulmicort, two of our key products. Generic manufacturers may also take advantage of the failure of certain countries to properly enforce Regulatory Data Protection and may launch generics during this protected period. This is a particular risk in some Emerging Markets where appropriate patent protection may be difficult to obtain or enforce.

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Effects of patent litigation in respect of IP rights	Impact

Any of the IP rights protecting our products may be asserted or challenged in IP litigation initiated against or by external parties. Such IP rights may also be the subject of validity challenges in patent offices. We expect our most valuable products to receive the greatest number of challenges. Despite our efforts to establish and defend robust patent protection for our products, we may not succeed in protecting our patents from such litigation or other challenges.

Where we assert our IP rights and allege infringement, we bear the risk that courts may decide that third parties do not infringe our IP rights. This may result in AstraZeneca losing exclusivity and/or erosion of revenues. Non-infringement defences are typically filed by third parties in response to patent infringement lawsuits including in so-called 505(b)(2) cases in the US. Details of 505(b)(2) actions can be found in Note 25 to the Financial Statements from page 176.

Where we assert our IP rights but are ultimately unsuccessful, third parties may seek damages, alleging, for example, that they have been inappropriately restrained from entering the market. In such cases, we bear the risk that we incur liabilities to those third parties.

We also bear the risk that we may be found to infringe patents owned or licensed exclusively by third parties, including research-based and generic pharmaceutical companies and individuals. Infringement accusations may implicate, for example, our manufacturing processes, product intermediates or use of research tools. Details of significant infringement claims against us by third parties enforcing IP rights can be found in Note 25 to the Financial Statements from page 176.

If we are not successful in maintaining exclusive rights to market one or more of our major products, particularly in the US where we achieve our highest revenue, our revenue and margins could be materially adversely affected. If we are ultimately unsuccessful in patent litigation, we may incur liabilities to third parties for damages incurred after enforcing our IP rights.

Managing or litigating infringement disputes over so-called ‘freedom to operate’ can be costly. We may be subject to injunctions against our products or processes and be liable for damages or royalties. We may need to obtain costly licences. These risks may be greater in relation to biologics and vaccines, where patent infringement claims may relate to discovery or research tools, and manufacturing methods and/or biological materials. While we seek to manage such risks by, for example, acquiring licences, foregoing certain activities or uses, or modifying processes to avoid infringement claims and permit commercialisation of our products, such steps can entail significant cost and there is no guarantee that they will be successful.

Price controls and reductions	Impact

Most of our key markets have experienced the implementation of various cost control or reimbursement mechanisms in respect of pharmaceutical products.

For example, in the US, realised prices are being depressed through restrictive reimbursement policies and cost control tools such as restricted lists and formularies, which employ ‘generic first’ strategies and/or require physicians to obtain prior approval for the use of a branded medicine where a generic alternative exists. These mechanisms can be used by payers to limit the use of branded products and put pressure on manufacturers to reduce net prices. In addition, payers are shifting a greater proportion of the cost of branded medicines to the patient via out-of-pocket payments at the pharmacy counter. The patient out-of-pocket spend is generally in the form of a co-payment or, in some cases, a co-insurance, which is designed, principally, to encourage patients to use generic medicines.

A summary of the principal aspects of price regulation and how price pressures are affecting our business in our most important markets is set out in the Pricing pressure section from page 15 and these economic pressures are also further discussed overleaf in the following risk factor.

Due to these pricing pressures, there can be no certainty that we will be able to charge prices for a product that, in a particular country or in the aggregate, enable us to earn an adequate return on our product investment. These pressures, including the increasingly restrictive reimbursement policies to which we are subject, as well as the continued potential of new legislation expanding the scope of permitted commercial importation of medicines into the US, could materially adversely affect our business or results of operations.

We expect that these pressures on pricing will continue, and may increase.

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Additional Information | Risk

Commercialisation and business execution risks continued

Economic, regulatory and political pressures	Impact

We face continued economic, regulatory and political pressures to limit or reduce the cost of our products.

In 2010, the US passed the Affordable Care Act, a comprehensive health reform package with provisions taking effect between 2010 and 2018. The law expands insurance coverage, implements delivery system reforms and places a renewed focus on cost and quality. In terms of specific provisions impacting our industry, the law mandates higher rebates and discounts on branded drugs for certain Medicare and Medicaid patients as well as an industry-wide excise fee. Implementation of several health system delivery reforms included in the law has commenced and will continue until 2018.

The Affordable Care Act expands the patient population eligible for Medicaid and will provide new insurance coverage for individuals through state-operated and federal-operated health insurance exchanges from 2014. The pharmaceutical industry could be adversely impacted by such shifts if the health insurance exchanges do not offer a prescription drug benefit that is as robust as benefits historically provided by large employers. We anticipate further government intervention in the US in connection with the recent initiative to contain federal spending. For more information see the Regulatory requirements and Pricing pressure sections from page 14 and page 15, respectively.

In the EU, efforts by the European Commission to reduce inconsistencies and to improve standards in the disparate national pricing and reimbursement systems have met with little immediate success as Member States guard their right to make healthcare budget decisions. The industry continues to be exposed in Europe to a range of ad hoc cost-containment measures and reference pricing mechanisms, which impact prices. This pressure is likely to continue for several years as the Member States try to re-balance their sovereign debt levels.

Concurrently, many markets are adopting the use of Health Technology Assessment (HTA) to provide a rigorous evaluation of the clinical efficacy of a product, at, or post, launch. HTA evaluations are also increasingly being used to assess the clinical, as well as cost-effectiveness, of products in a particular health system. This comes as payers and policymakers attempt to drive increased efficiencies in the use and choice of pharmaceutical products.

Further information regarding these pressures is contained in the Regulatory requirements and Pricing pressure sections from page 14 and page 15, respectively.

It is not possible to accurately estimate the financial impact of the potential consequences resulting from the Affordable Care Act or related legislative changes when taken together with the number of other market-related and industry-related factors that can also result in similar impacts. While the overall reduction in our profit before tax for the year, due to higher minimum Medicaid rebates on prescription drugs, discounts on branded pharmaceutical sales to Medicare Part D beneficiaries and an industry-wide excise fee was $933 million, this reflects only the limited number of known, quantifiable and isolatable effects of these legislative developments. Other potential indirect or associated consequences of these legislative developments, which continue to evolve and which cannot be estimated, could have similar impacts. These include broader changes in access to, or eligibility for, coverage under Medicare, Medicaid or similar governmental programmes.

These continued disparities in pricing systems could lead to marked price differentials between markets, which, by way of the implementation of existing or new reference pricing mechanisms, increases the pricing pressure affecting the industry. The importation of pharmaceutical products from countries where prices are low due to government price controls, or other market dynamics, to countries where prices for those products are higher, is already prevalent and may increase. In particular, as discussed in the Pricing pressure section on page 15, eurozone crisis countries such as Greece and Portugal have introduced particularly tough measures to lower healthcare spending, including mandatory discounts, clawbacks and price referencing rules, which could have a material adverse effect on our business or results of operations.

206	AstraZeneca Annual Report and Form 20-F Information 2013

Abbreviated approval processes for biosimilars	Impact

While no application for a biosimilar has been made in relation to an AstraZeneca biologic, various regulatory authorities are implementing or considering abbreviated approval processes for biosimilars that would compete with patented biologics.

For example, in 2010, the US enacted the Biologics Price Competition and Innovation Act within the Affordable Care Act, which contains general directives for biosimilar applications. The FDA issued draft guidance in February 2012 on implementing an abbreviated biosimilar approval pathway. However, significant questions remain, including standards for designation of interchangeability and data collection requirements to support extrapolation of indications. In 2012, the FDA also implemented user fee programmes to support biosimilar product review and policy development. In Europe, the EMA published final guidelines on similar biological medicinal products containing MAbs and in May 2012, the first MAb biosimilar application was made with recommendation for approval made by the EMA. Notably, a number of jurisdictions have adopted either the EMA guidelines or those set forth by the WHO to enable biosimilars to enter the market after discrete periods of data exclusivity.

The extent to which biosimilars would be differentiated from patented biologics on price is unclear. However, due to their complex nature, it is uncertain whether biosimilars would have the same impact on patented biologics that generic products have had on patented small molecule products.

In addition, it is uncertain when any such abbreviated approval processes may be fully realised, particularly for more complex protein molecules such as MAbs. Any such processes may materially and adversely affect the future commercial prospects for patented biologics, such as the ones that we produce.

Increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation	Impact

There is an increasing global focus on the implementation and enforcement of anti-bribery and anti-corruption legislation.

For example, in the UK, the Bribery Act 2010 came into force in July 2011. It has extensive extra-territorial application, implements significant changes to existing UK anti-bribery legislation and broadens the scope of statutory offences and the potential applicable penalties, including organisational liability for any bribe paid by persons or entities associated with an organisation where the organisation failed to have adequate preventative procedures in place at the time of the offence. In the US, there has been significant enforcement activity in respect of the Foreign Corrupt Practices Act by the SEC and DOJ against US companies and non-US companies listed in the US.

We are the subject of current anti-corruption investigations and there can be no assurance that we will not, from time to time, continue to be subject to informal inquiries and formal investigations from governmental agencies. In the context of our business, governmental officials interact with us in a variety of roles that are important to our operations, such as in the capacity of a regulator, partner or healthcare payer, reimburser or prescriber, among others. Details of these matters are included in Note 25 to the Financial Statements from page 176.

We devote significant resources to the considerable challenge of compliance with this legislation, including in emerging and developing markets, at considerable cost. Investigations from governmental agencies require additional resources. Despite taking significant measures to prevent breaches of applicable anti-bribery and anti-corruption laws by our personnel and associated third parties, breaches may result in the imposition of significant penalties, such as fines, the requirement to comply with monitoring or self-reporting obligations, or debarment or exclusion from government sales or reimbursement programmes, any of which could materially adversely affect our reputation, business or results of operations.

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Additional Information | Risk

Commercialisation and business execution risks continued

Any expected gains from productivity initiatives are uncertain	Impact

We continue to implement various productivity initiatives and restructuring programmes with the aim of enhancing the long-term efficiency of the business. However, anticipated cost savings and other benefits from these programmes are based on estimates and the actual savings may vary significantly. In particular, these cost reduction measures are often based on current conditions and cannot always take into account any future changes to the pharmaceutical industry or our operations, including new business developments, wage or price increases.

If inappropriately managed, the expected value of these initiatives could be lost through low employee engagement and hence productivity, increased absence and attrition levels, and industrial action.

Our failure to successfully implement these planned cost reduction measures, either through the successful conclusion of employee relations processes (including consultation, engagement, talent management, recruitment and retention), or the possibility that these efforts do not generate the level of cost savings we anticipate, could materially adversely affect our business or results of operations.

Failure to attract and retain key personnel and failure to successfully engage with our employees	Impact

We rely heavily on recruiting and retaining talented employees with a diverse range of skills and capabilities to meet our strategic objectives. For example, the success of our science activities is particularly dependent on our ability to attract and retain sufficient numbers of high quality researchers and development specialists. We face intense competition for well qualified individuals, as the supply of people with specific skills and significant leadership potential or in specific geographic regions may be limited.

Our ability to achieve high levels of employee engagement in the workforce, and hence benefit from strong commitment and motivation, is key to the successful delivery of our business objectives.

The inability to attract and retain highly skilled personnel, in particular those in key scientific and leadership positions and in our talent pools, may weaken our succession plans for critical positions in the medium term, may materially adversely affect the implementation of our strategic objectives and could ultimately impact our business or results of operations.

Failure to engage effectively with our employees could lead to business disruption in our day-to-day operations, reduce levels of productivity and/or increase levels of voluntary turnover, all of which could ultimately adversely impact our business or results of operations.

While we are committed to working on improving drivers of engagement, such as increasing our employees’ understanding of our new strategy and our ongoing efforts to reduce organisational complexity, our efforts may be unsuccessful.

Failure of information technology and cybercrime	Impact

We are dependent on effective IT systems. These systems support key business functions such as our R&D, manufacturing, supply chain and sales capabilities, and are an important means of safeguarding and communicating data, including critical or sensitive information, the confidentiality and integrity of which we rely on. The size and complexity of our IT systems, and those of our third party vendors (including outsource providers) with whom we contract, has significantly increased over the past decade and makes such systems potentially vulnerable to service interruptions and security breaches from attacks by malicious third parties, or from intentional or inadvertent actions by our employees or vendors.

Any significant disruption to these IT systems, including breaches of data centre security or cybersecurity, or failure to integrate new and existing IT systems, could harm our reputation and materially adversely affect our financial condition or results of operations.

While we have invested heavily in the protection of our data and IT, we may be unable to prevent breakdowns or breaches in our systems that could adversely affect our business.

Significant changes in the business footprint and the implementation of the new IT strategy including the setting up of captive offshore Global Technology Centres could lead to temporary loss of capability while the changes are being implemented.

The inability to effectively back-up and restore data could lead to permanent loss of data that could result in non-compliance with applicable laws and regulations.

We and our vendors could be susceptible to third party attacks on our information security systems, which attacks are of ever increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including criminal groups, ‘hacktivists’ and others. From time to time we experience malicious intrusions and computer viruses.

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Failure of outsourcing	Impact
We have outsourced a number of business critical operations to third party providers. This includes certain R&D processes, IT systems, HR and finance and accounting services.

A failure to successfully manage and implement the integration of IT infrastructure services provided by our outsourcing providers could create disruption, which could materially adversely affect our business or results of operations.

Failure of outsource providers to deliver timely services, and to the required level of quality, and failure of outsource providers to co-operate with each other, could materially adversely affect our financial condition or results of operations. In addition, such failures could adversely impact our ability to meet business targets, maintain a good reputation within the industry and with stakeholders, and result in non-compliance with applicable laws and regulations.

Supply chain and delivery risks

Manufacturing biologics	Impact

Manufacturing biologics, especially in large quantities, is complex and may require the use of innovative technologies to handle living micro-organisms and facilities specifically designed and validated for this purpose, with sophisticated quality assurance and control procedures.

Final market release of a biologic depends on a number of in-process manufacturing and supply chain parameters to ensure the product conforms with its safety, identity and strength requirements and meets its quality and purity characteristics.

Biologics production facilities, especially for drug substance manufacture, are very specialised and can take years to develop and bring on line as licensed facilities. Predicting demand for certain classes of biologics, especially prior to launch, can be challenging.

Slight variations in any part of the manufacturing process or components may lead to a product that does not meet its stringent design specifications. Failure to meet these specifications may lead to recalls, spoilage, drug product shortages, regulatory action and/or reputational harm.

Difficulties and delays in the manufacturing, distribution and sale of our products	Impact

We may experience difficulties and delays in manufacturing our products, such as: (i) supply chain continuity, including as a result of disruptions such as a natural or man-made disaster at one of our facilities or at a critical supplier or vendor; (ii) delays related to the construction of new facilities or the expansion of existing facilities, including those intended to support future demand for our products; (iii) the seizure or recall of products or shutdown of manufacturing plants; and (iv) other manufacturing or distribution problems, including changes in manufacturing production sites, limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, or physical limitations or other business interruptions that could impact continuous supply.

Manufacturing, distribution and sales difficulties may result in product shortages and significant delays, which may lead to lost sales.

AstraZeneca Annual Report and Form 20-F Information 2013	209

Additional Information | Risk

Supply chain and delivery risks continued

Reliance on third parties for goods	Impact

We increasingly rely on third parties for the timely supply of goods, such as raw materials (for example, the API in some of our medicines), equipment, formulated drugs and packaging, all of which are key to our operations.

Unexpected events and/or events beyond our control could result in the failure of the supply of goods. For example, suppliers of key goods we rely on may cease to trade. In addition, we may experience limited supply of biological materials, such as cells, animal products or by-products. Furthermore, government regulations in multiple jurisdictions could result in restricted access to, use or transport of such materials.

Third party supply failure could materially adversely affect our financial condition or results of operations. This may lead to significant delays and/or difficulties in obtaining goods and services on commercially acceptable terms.

Loss of access to sufficient sources of key goods and biological materials may interrupt or prevent our research activities as planned and/or increase our costs. Further information is contained in the Managing risk section on page 44.

Legal, regulatory and compliance risks

Adverse outcome of litigation and/or governmental investigations	Impact

We may be subject to legal proceedings and governmental investigations. Litigation, particularly in the US, is inherently unpredictable and unexpectedly high awards for damages can result from an adverse verdict. In many cases, plaintiffs may claim compensatory, punitive and statutory damages in extremely high amounts. In particular, the marketing, promotional, clinical and pricing practices of pharmaceutical manufacturers, as well as the manner in which manufacturers interact with purchasers, prescribers and patients, are subject to extensive regulation, litigation and governmental investigation. Many companies, including AstraZeneca, have been subject to claims related to these practices asserted by federal and state governmental authorities and private payers and consumers, which have resulted in substantial expense and other significant consequences. Note 25 to the Financial Statements from page 176 describes the material legal proceedings in which we are currently involved.

Investigations (for example, the DOJ investigative demand in relation to the Brilinta PLATO trial, described in further detail in Note 25 to the Financial Statements from page 176) or legal proceedings, regardless of their outcome, could be costly, divert management attention, or damage our reputation and demand for our products. Unfavourable resolution of current and similar future proceedings against us could subject us to criminal liability, fines, penalties or other monetary or non-monetary remedies, require us to make significant provisions in our accounts relating to legal proceedings and could materially adversely affect our business or results of operations.

Substantial product liability claims	Impact

Pharmaceutical companies have, historically, been subject to large product liability damages claims, settlements and awards for injuries allegedly caused by the use of their products. Adverse publicity relating to the safety of a product or of other competing products may increase the risk of product liability claims.

Substantial product liability claims that result in court decisions against us or in the settlement of proceedings could materially adversely affect our financial condition or results of operations, particularly where such circumstances are not covered by insurance. For more information, see the Limited third party insurance coverage risk on page 213.

Failure to adhere to applicable laws, rules and regulations	Impact

Any failure to comply with applicable laws, rules and regulations may result in civil and/or criminal legal proceedings being filed against us, or in us becoming subject to regulatory sanctions. Regulatory authorities have wide-ranging administrative powers to deal with any failure to comply with continuing regulatory oversight and this could affect us, whether such failure is our own or that of our contractors or external partners.

Failure to comply with applicable laws, including ongoing control and regulation, could materially adversely affect our business or results of operations. For example, once a product has been approved for marketing by the regulatory authorities, it is subject to continuing control and regulation, such as the manner of its manufacture, distribution, marketing and safety surveillance. For example, if regulatory issues concerning compliance with current Good Manufacturing Practice or safety monitoring regulations for pharmaceutical products (often referred to as pharmacovigilance) arise, this could lead to loss of product approvals, product recalls and seizures, and interruption of production, which could create product shortages and delays in new product approvals, and so negatively impact patient access, and reputation.

210	AstraZeneca Annual Report and Form 20-F Information 2013

Failure to adhere to laws, rules and regulations relating to anti-competitive behaviour	Impact

Any failure to comply with laws, rules and regulations relating to anti-competitive behaviour may expose us to regulatory sanctions or lawsuits from governmental authorities and private, non-governmental entities.

Certain of our commercial arrangements with generics companies, which have sought to settle patent challenges on terms acceptable to both innovator and generics manufacturer, may be subject to challenge by competition authorities.

Where a government authority investigates our adherence to competition laws, or we become subject to private party lawsuits (for example, the US Nexium settlement anti-trust litigation described in more detail in Note 25 to the Financial Statements from page 176), this may result in inspections of our sites or requests for documents and other information. Competition investigations or legal proceedings could be costly, divert management attention or damage our reputation.

Unfavourable resolution of such challenges, investigations or legal proceedings against us could require us to make changes to our commercial practice and could subject us to fines and penalties and other sanctions. These could materially adversely affect our business or results of operations.

Environmental and occupational health and safety liabilities	Impact

We have environmental and/or occupational health and safety-related liabilities at some currently and formerly owned, leased and third party sites, the most significant of which are detailed in Note 25 to the Financial Statements from page 176.

While we carefully manage these liabilities, if a significant compliance issue, environmental, occupational health or safety incident or legal requirement for which we are responsible were to arise, this could result in us being responsible for compensation, fines and/or remediation costs. In some circumstances, such liability could materially adversely affect our business or results of operations. In addition, our financial provisions for any obligations that we may have relating to environmental or occupational health and safety liabilities may be insufficient if the assumptions underlying the provisions, including our assumptions regarding the portion of waste at a site for which we are responsible, prove incorrect or if we are held responsible for additional contamination or occupational health and safety-related claims.

Misuse of social media platforms and new technology	Impact

We increasingly use the internet, social media, mobile applications and other forms of new technology to communicate internally and externally. The accessibility and instantaneous nature of interactions with such media may facilitate or exacerbate the risk of data leakages from within AstraZeneca or false or misleading statements being made about AstraZeneca, which may be damaging to our reputation. As social media platforms expand, it becomes increasingly challenging to identify new points of entry and to put structures in place to secure and protect information.

Inappropriate use of certain media vehicles could lead to misuse including public disclosure of sensitive information (such as personally identifiable information on employees, healthcare professionals or patients, for example, those enrolled in our clinical trials), which may damage our reputation and expose us to legal risks, as well as additional legal obligations. Similarly, the involuntary public disclosure of commercially sensitive information such as trade secrets through external media channels, or an information loss, could adversely affect our business or results of operations. In addition, negative posts or comments on social media websites about us or, for example, the safety of any of our products, could harm our reputation.

AstraZeneca Annual Report and Form 20-F Information 2013	211

Additional Information | Risk

Economic and financial risks

Adverse impact of a sustained economic downturn	Impact

A variety of significant risks may arise from a sustained global economic downturn. Additional pressure from governments and other healthcare payers on medicine prices and volumes of sales in response to recessionary pressures on budgets may cause a slowdown or a decline in growth in some markets. In some cases, those governments most severely impacted by the economic downturn may seek alternative ways to settle their debts through, for example, the issuance of government bonds which might trade at a discount to the face value of the debt.

In addition, our customers may cease to trade, which may result in losses from writing off debts. We are highly dependent on being able to access a sustainable flow of liquid funds due to the high fixed costs of operating our business and the long and uncertain development cycles of our products. In a sustained economic downturn, financial institutions with whom we deal may cease to trade and there can be no guarantee that we will be able to access monies owed to us without a protracted, expensive and uncertain process, if at all.

More than 95% of our cash investments are managed centrally and are invested in AAA credit rated institutional money market funds backed by institutions in the US and the EU, which, in turn, invest in other funds, including sovereign funds. This means our credit exposure is a mix of US and EU sovereign default risk and financial institution default risk.

While we have adopted cash management and treasury policies to manage this risk (see the Financial risk management policies section on pages 82 and 83), we cannot be certain that these will be as effective as they are intended to be, in particular in the event of a global liquidity crisis. In addition, open positions where we are owed money and investments we have made in financial institution money market funds cannot be guaranteed to be recoverable. Additionally, if we need access to external sources of financing to sustain and/or grow our business, such as the debt or equity capital financial markets, this may not be available on commercially acceptable terms, if at all, in the event of a severe and/or sustained economic downturn. This may, for instance, be the case in the event of any default by the Group on its debt obligations, which may materially adversely affect our ability to secure debt funding in the future or our financial condition in general. Further information on debt funding arrangements is contained in the Financial risk management policies section on page 83.

Political and socio-economic conditions	Impact

We operate in over 100 countries across the world, some of which may be subject to political and social instability. There may be disruption to our business if there is instability in a particular geographic region, including as a result of war, terrorism, riot, unstable governments, civil insurrection or social unrest.

Deterioration of, or failure to improve, socio-economic conditions, and situations and/or resulting events, depending on their severity, could adversely affect our supply and/or distribution chain in the affected countries and the ability of customers or ultimate payers to purchase our medicines. This could adversely affect our business or results of operations.

Impact of fluctuations in exchange rates	Impact

As a global business, currency fluctuations can significantly affect our results of operations, which are reported in US dollars. Approximately 39% of our global 2013 sales were in the US, which is expected to remain our largest single market for the foreseeable future. Sales in other countries are predominantly in currencies other than the US dollar, including the euro, Japanese yen, Australian dollar and Canadian dollar. We have a growing exposure to emerging market currencies, where some have exchange controls in place, but for others the exchange rates are also linked to the US dollar. Major components of our cost base are located in the UK and Sweden, where an aggregate of approximately 23% of our employees are based.

Movements in the exchange rates used to translate foreign currencies into US dollars may materially adversely affect our financial condition or results of operations. Additionally, some of our subsidiaries import and export goods and services in currencies other than their own functional currency, and so the financial results of such subsidiaries could be affected by currency fluctuations arising between the transaction dates and the settlement dates for these transactions. In addition, there are foreign exchange differences arising on the translation of equity investments in subsidiaries. See Note 23 to the Financial Statements from page 169.

212	AstraZeneca Annual Report and Form 20-F Information 2013

Limited third party insurance coverage	Impact

In recent years, the costs associated with product liability litigation have increased the cost of, and narrowed the coverage afforded by, pharmaceutical companies’ product liability insurance. To contain insurance costs in recent years, we have continued to adjust our coverage profile, accepting a greater degree of uninsured exposure. The Group has not held any material product liability insurance since February 2006. In addition, where claims are made under insurance policies, insurers may reserve the right to deny coverage on various grounds. For example, product liability litigation cases relating to Crestor and Nexium in the US are not covered by third party product liability insurance. See Note 25 to the Financial Statements from page 176 for details.

If we are found to have a financial liability as a result of product liability or other litigation, in respect of which we do not have insurance cover, or if an insurer’s denial of coverage is ultimately upheld, this could materially adversely affect our business or results of operations.

For more information, see the Substantial product liability claims risk on page 210.

Taxation	Impact

The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities as to the profits to be taxed in individual countries. The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the incidence of double taxation on our revenues and capital gains.

The resolution of these disputes can result in a reallocation of profits between jurisdictions and an increase or decrease in related tax costs, and has the potential to affect our cash flows and EPS. Claims, regardless of their merits or their outcome, are costly, divert management attention and may adversely affect our reputation.

If any of these double tax treaties should be withdrawn or amended, especially in a territory where a member of the Group is involved in a taxation dispute with a tax authority in relation to cross-border transactions, such withdrawal or amendment could materially adversely affect our business or results of operations, as could a negative outcome of a tax dispute or a failure by the tax authorities to agree through competent authority proceedings. See the Financial risk management policies section on page 83 for tax risk management policies and Note 25 to the Financial Statements on page 183 for details of current tax disputes.

Pensions	Impact
Our pension obligations are backed by assets invested across the broad investment market. Our most significant obligations relate to the UK pension fund.

Sustained falls in these asset values will put a strain on pension fund solvency levels, which may result in requirements for additional cash, restricting cash available for strategic business growth. Similarly, if the liabilities increase as a result of a sustained low interest rate environment, this will reduce pension fund solvency ratios. The likely increase in the IAS 19 accounting deficit generated by any of these factors may cause the credit rating agencies to review our credit rating, with the potential to negatively affect our ability to raise debt. See Note 18 to the Financial Statements from page 159 for further details of the Group’s pension obligations.

Financial expectations	Impact

We may from time to time communicate targets or expectations regarding our future financial or other performance (for example, the expectations described in Our strategic priorities – Financial expectations from page 17). All such statements are of a forward-looking nature and are based on assumptions and judgements we make, all of which are subject to inherent risks and uncertainties, including risks and uncertainties that we are unaware of and/or that are beyond our control.

There can be no guarantee that our financial targets or expectations will materialise. Actual results may deviate materially and adversely from any such target or expectation, including if one or more of the assumptions or judgements underlying any such target or expectation proves to be incorrect in whole or in part.

AstraZeneca Annual Report and Form 20-F Information 2013	213

Additional Information

Geographical Review

This section contains further information about the performance of our products within the geographical areas in which our sales and marketing efforts are focused.

Our financial performance

			2013			2012	2011
	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m
US	9,691	(9)	(9)	10,655	(21)	(21)	13,426
Europe	6,658	(7)	(9)	7,143	(23)	(15)	9,224
Japan	2,485	(14)	4	2,904	(5)	(5)	3,064
Canada	637	(42)	(40)	1,090	(32)	(31)	1,604
Other Established ROW	851	(22)	(18)	1,086	(12)	(12)	1,233
Emerging Markets	5,389	6	8	5,095	1	4	5,040
Total	25,711	(8)	(6)	27,973	(17)	(15)	33,591

Cardiovascular and Metabolic disease

	World			US		Europe			Established ROW			Emerging Markets			Prior year
		Reported	CER		Reported		Reported	CER		Reported	CER		Reported	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2013	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m
Crestor	5,622	(10)	(8)	2,912	(8)	1,225	–	(3)	807	(36)	(27)	678	15	17	6,253
Atacand	611	(39)	(39)	72	(52)	225	(51)	(52)	71	(50)	(49)	243	(5)	(1)	1,009
Seloken/Toprol-XL	750	(18)	(18)	131	(59)	130	(2)	(5)	24	(20)	(7)	465	7	8	918
Onglyza	378	17	17	265	12	56	12	12	20	54	54	37	61	61	323
Plendil	260	3	2	–	(100)	21	(13)	(17)	10	(17)	(17)	229	8	7	252
Tenormin	197	(14)	(7)	15	50	51	(4)	(6)	77	(27)	(13)	54	(10)	(7)	229
Brilinta/Brilique	283	218	216	73	284	163	186	179	17	n/m	n/m	30	200	210	89
Byetta	206	178	181	152	105	36	n/m	n/m	11	n/m	n/m	7	n/m	n/m	74
Bydureon	151	308	308	131	254	17	n/m	n/m	1	n/m	n/m	2	n/m	n/m	37
Forxiga	10	n/m	n/m	–	–	10	n/m	n/m	–	–	–	–	–	–	–
Others	362	4	4	50	100	164	(2)	(5)	25	(24)	(15)	123	1	2	347
Total	8,830	(7)	(6)	3,801	(6)	2,098	(4)	(6)	1,063	(34)	(25)	1,868	9	11	9,531

	World			US		Europe			Established ROW			Emerging Markets			Prior year
		Reported	CER		Reported		Reported	CER		Reported	CER		Reported	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2012	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m
Crestor	6,253	(6)	(4)	3,164	3	1,229	(6)	2	1,269	(24)	(23)	591	2	5	6,622
Atacand	1,009	(30)	(27)	150	(18)	461	(40)	(36)	142	(33)	(33)	256	(10)	(6)	1,450
Seloken/Toprol-XL	918	(7)	(4)	320	(21)	133	(14)	(6)	30	(21)	(21)	435	12	15	986
Onglyza	323	53	53	237	52	50	39	39	13	86	86	23	83	83	211
Plendil	252	(2)	(2)	4	(50)	24	(20)	(13)	12	(14)	(14)	212	4	1	256
Tenormin	229	(15)	(13)	10	(9)	53	(15)	(8)	106	(15)	(15)	60	(13)	(8)	270
Brilinta/Brilique	89	324	348	19	73	57	n/m	n/m	3	n/m	n/m	10	n/m	n/m	21
Byetta	74	n/m	n/m	74	n/m	–	–	–	–	–	–	–	–	–	–
Bydureon	37	n/m	n/m	37	n/m	–	–	–	–	–	–	–	–	–	–
Others	347	(12)	(8)	25	150	168	(17)	(11)	32	(15)	(15)	122	(15)	(10)	396
Total	9,531	(7)	(4)	4,040	5	2,175	(15)	(9)	1,607	(23)	(23)	1,709	1	4	10,212

214	AstraZeneca Annual Report and Form 20-F Information 2013

Oncology

	World			US		Europe			Established ROW			Emerging Markets			Prior year
2013	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Zoladex	996	(9)	–	23	(4)	252	(7)	(8)	372	(17)	(4)	349	–	10	1,093
Faslodex	681	4	6	324	5	221	1	(2)	62	–	21	74	17	29	654
Iressa	647	6	11	–	–	177	14	11	202	(9)	9	268	15	14	611
Arimidex	351	(35)	(30)	6	(71)	93	(33)	(34)	154	(45)	(35)	98	(7)	(6)	543
Casodex	376	(17)	(7)	5	(267)	53	(12)	(13)	225	(25)	(10)	93	(3)	(4)	454
Others	142	5	15	25	–	29	53	53	60	(6)	14	28	4	4	134
Total	3,193	(9)	(2)	383	2	825	(4)	(6)	1,075	(22)	(7)	910	4	9	3,489

	World			US		Europe			Established ROW			Emerging Markets			Prior year
2012	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Zoladex	1,093	(7)	(5)	24	(38)	271	(16)	(11)	448	(9)	(9)	350	8	12	1,179
Faslodex	654	20	24	310	17	219	(2)	6	62	n/m	n/m	63	21	33	545
Iressa	611	10	12	–	(100)	155	15	24	222	9	9	234	9	9	554
Arimidex	543	(28)	(26)	21	(50)	138	(52)	(48)	279	(9)	(9)	105	(13)	(12)	756
Casodex	454	(17)	(16)	(3)	n/m	60	(35)	(29)	301	(17)	(17)	96	(4)	(3)	550
Others	134	13	15	25	108	19	27	40	63	–	–	27	(7)	(4)	121
Total	3,489	(6)	(3)	377	7	862	(20)	(14)	1,375	(4)	(4)	875	4	7	3,705

Respiratory, Inflammation and Autoimmunity

	World			US		Europe			Established ROW			Emerging Markets			Prior year
2013	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Symbicort	3,483	9	10	1,233	23	1,502	3	1	423	(5)	7	325	15	17	3,194
Pulmicort	867	–	1	224	(4)	171	(10)	(13)	112	(12)	2	360	14	13	866
Others	327	(8)	(8)	58	(11)	115	(11)	(13)	33	(20)	(15)	121	–	1	355
Total	4,677	6	7	1,515	16	1,788	–	(2)	568	(7)	4	806	12	13	4,415

	World			US		Europe			Established ROW			Emerging Markets			Prior year
2012	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Symbicort	3,194	1	5	1,003	19	1,465	(8)	(2)	443	6	7	283	(3)	1	3,148
Pulmicort	866	(3)	(1)	233	(16)	191	(20)	(15)	127	1	1	315	27	27	892
Others	355	(17)	(14)	65	(21)	129	(19)	(15)	40	(5)	(5)	121	(14)	(13)	428
Total	4,415	(1)	2	1,301	8	1,785	(10)	(5)	610	4	5	719	6	8	4,468

Infection, Neuroscience and Gastrointestinal

Infection

	World			US		Europe			Established ROW			Emerging Markets			Prior year
2013	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Synagis	1,060	2	2	617	1	443	4	4	–	–	–	–	–	–	1,038
Merrem/ Meronem	293	(26)	(24)	11	(71)	49	(41)	(42)	5	(72)	(72)	228	(11)	(8)	396
FluMist/ Fluenz	245	35	35	199	14	42	n/m	n/m	4	33	33	–	(100)	(100)	181
Others	89	(6)	(5)	55	(5)	7	(38)	(63)	13	18	55	14	(11)	(17)	100
Total	1,687	(1)	(1)	882	–	541	3	3	22	(31)	(19)	242	(12)	(9)	1,715

	World			US		Europe			Established ROW			Emerging Markets			Prior year
2012	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Synagis	1,038	6	6	611	7	427	5	5	–	–	–	–	–	–	975
Merrem/ Meronem	396	(32)	(29)	38	(7)	83	(61)	(58)	18	(66)	(66)	257	(7)	(2)	583
FluMist/ Fluenz	181	12	12	174	9	3	200	200	3	n/m	n/m	1	–	–	161
Others	100	(31)	(28)	58	(25)	8	(27)	(18)	16	(20)	(20)	18	(41)	(24)	137
Total	1,715	(8)	(7)	881	4	521	(17)	(16)	37	(49)	(49)	276	(10)	(4)	1,856

AstraZeneca Annual Report and Form 20-F Information 2013	215

Additional Information | Geographical Review

Neuroscience

	World			US		Europe			Established ROW			Emerging Markets			Prior year
2013	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Seroquel XR	1,337	(11)	(12)	743	(8)	416	(17)	(19)	71	(27)	(25)	107	6	12	1,509
Seroquel IR	345	(73)	(72)	(17)	n/m	105	(55)	(57)	106	(48)	(40)	151	(6)	(3)	1,294
Local Anaesthetics	510	(6)	(2)	–	–	206	(3)	(5)	182	(12)	(1)	122	–	2	540
Vimovo	91	40	42	20	(20)	32	45	41	20	43	50	19	375	400	65
Others	452	(12)	(9)	33	18	113	(23)	(25)	97	(28)	(16)	209	1	3	515
Total	2,735	(30)	(29)	779	(50)	872	(22)	(24)	476	(27)	(19)	608	3	6	3,923

	World			US		Europe			Established ROW			Emerging Markets			Prior year
2012	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Seroquel XR	1,509	1	4	811	4	500	(7)	–	97	9	10	101	19	23	1,490
Seroquel IR	1,294	(70)	(70)	697	(79)	235	(58)	(56)	202	(11)	(12)	160	(22)	(20)	4,338
Local Anaesthetics	540	(10)	(7)	–	(100)	212	(16)	(10)	206	–	–	122	(10)	(5)	602
Vimovo	65	91	97	25	19	22	214	243	14	133	133	4	400	400	34
Others	515	(30)	(28)	28	(84)	149	(37)	(33)	134	(12)	(12)	204	14	19	740
Total	3,923	(46)	(44)	1,561	(64)	1,118	(30)	(25)	653	(4)	(4)	591	(2)	1	7,204
Gastrointestinal
	World			US		Europe			Established ROW			Emerging Markets			Prior year
2013	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Nexium	3,872	(2)	–	2,123	(7)	360	(19)	(21)	597	25	41	792	6	8	3,944
Losec/Prilosec	486	(32)	(28)	30	–	131	(31)	(33)	165	(48)	(39)	160	(8)	(9)	710
Others	231	16	16	178	23	43	(2)	(5)	7	–	–	3	–	–	198
Total	4,589	(5)	(3)	2,331	(5)	534	(22)	(24)	769	(4)	9	955	3	5	4,852

	World			US		Europe			Established ROW			Emerging Markets			Prior year
2012	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Nexium	3,944	(11)	(10)	2,272	(5)	447	(44)	(40)	476	(12)	(11)	749	8	11	4,429
Losec/Prilosec	710	(25)	(24)	30	(21)	191	(23)	(17)	316	(29)	(29)	173	(19)	(20)	946
Others	198	24	25	145	44	44	(14)	(8)	6	–	–	3	–	–	161
Total	4,852	(12)	(11)	2,447	(4)	682	(38)	(33)	798	(20)	(19)	925	1	4	5,536

216	AstraZeneca Annual Report and Form 20-F Information 2013

2013 in brief

>	AstraZeneca is the third largest prescription-based pharmaceutical company in the US, with a 5.1% market share of US pharmaceuticals by sales value.
>	AstraZeneca is the ninth largest prescription-based pharmaceutical company in Europe, with a 2.8% market share of sales by value.
>	In the US, sales were down 9% to $9,691 million (2012: $10,655 million; 2011: $13,426 million). Loss of exclusivity on Seroquel IR in March 2012, as well as the impact of generic competition notably on Crestor and Toprol-XL, was only partially offset by strong performance across our growth platforms, including Brilinta, Symbicort and our diabetes franchise, which increased by $225 million or 62%. In 2013, our diabetes franchise included a full calendar year of revenue for Bydureon, Byetta and Symlin.
>	Sales in Europe were down 9% to $6,658 million (2012: $7,143 million; 2011: $9,224 million). Key drivers of the decline were the ongoing volume erosion on Atacand, Seroquel IR, Nexium, Arimidex and Meronem following entry of generic competition and the negative price and volume impacts primarily related to government interventions. Seroquel XR faced a difficult year, with loss of market share, lower pricing and generic entries. These challenges were only partially offset by our growth platforms, including Brilique growth and the expansion of our diabetes offering through the Amylin franchise, as well as strong demand for Fluenz, particularly in the UK.
>	Established Rest of World sales were down 10%. Canada continues to be negatively impacted by generic erosion on Crestor and Nexium, with total sales down 40%. Australian sales were also down as Crestor faces competition from generics. These trends were partially offset by growth in Japan, with sales up 4% to $2,485 million, as a result of strong demand for Nexium following the lifting of restrictions on length of prescriptions in October 2012.
>	Emerging Markets sales increased by 8% to $5,389 million (2012: $5,095 million), with sales growth in China of 19%.

2012 in brief

>	AstraZeneca was the fourth largest pharmaceutical company in the US, with a 5% market share of US pharmaceuticals by sales value.
>	AstraZeneca was the eighth largest prescription-based pharmaceutical company in Europe, with a 3.3% market share of sales by value.
>	In the US, sales were down 21% to $10,655 million (2011: $13,426 million). Loss of exclusivity on Seroquel IR in March 2012, as well as the impact of increased generic competition experienced by our other mature brands, was partially offset by strong performance from our key brands, Brilinta, Crestor, Onglyza, Symbicort and Faslodex.
>	Sales in Europe were down 15% to $7,143 million (2011: $9,224 million). Key drivers of the decline were the volume erosion on Atacand, Seroquel IR, Nexium, Arimidex and Meronem following entry of generic competition and the negative price and volume impact primarily related to government interventions, particularly in Greece, Italy, Portugal and Spain. This development was partially offset by revenue growth from Brilique, Onglyza, Vimovo and Iressa.
>	Established ROW sales were down 14%. The entry of generic competition to Crestor in Canada, and Seroquel IR and Arimidex in Australia, was partially offset by the successful first full year of launch of Nexium and Faslodex in Japan.
>	Emerging Markets sales increased by 4% to $5,095 million (2011: $5,040 million) with sales growth in China of 17% and also in Russia of 17%.

For more information regarding our products, see the Therapy Area Review from page 48. Details of material legal proceedings can be found in Note 25 to the Financial Statements from page 176, and details of relevant risks are set out in the Principal risks and uncertainties section from page 200. See the Market definitions table on page 232 for information about AstraZeneca’s market definitions. Sales figures in this Geographical Review are with reference to the customers’ location.

US

AstraZeneca is the third largest prescription-based pharmaceutical company in the US, with a 5.1% market share of US pharmaceuticals by sales value.

Sales in the US decreased by 9% to $9,691 million (2012: $10,655 million; 2011: $13,426 million), as loss of exclusivity on Seroquel IR in March 2012, as well as the impact of other generic competition, was only partially offset by strong performance across our growth platforms, including Brilinta, Symbicort and our diabetes franchise. Our diabetes franchise increased by $225 million or 62%. Brilinta achieved sales of $73 million. Brilinta total prescription volume growth in 2013 is equivalent to 2.2 times 2012, while the Oral Antiplatelet (OAP) market has declined by 3.5% and all other branded OAPs have lost volume. Brilinta’s new-to-brand prescription share is 6.8% versus 3.9% at the end of 2012. Crestor achieved sales of $2,912 million (2012: $3,164 million; 2011: $3,074 million) and a total prescription share within the statin market of 10.6% in December 2013. While Crestor sales declined 8% on lower demand, with volume decline contributing 7%, Crestor continued to demonstrate resilience in the highly competitive statin market, 86% of which is generic. Crestor’s existing patient base remained solid, and continuing patients represented 95% of Crestor’s volume. Crestor’s Commercial/ Medicare preferred access was 84% at the end of 2013 (2012: 87%; 2011: 88%). In 2013, Crestor was the second most prescribed branded pharmaceutical in the US.

Symbicort pMDI continued to deliver strong growth in the US, with sales up 23% to $1,233 million, with volume increase contributing 17% (2012: $1,003 million; 2011: $846 million) and prescription growth of 16.4% versus 2012. It achieved a 26.2% total prescription share in the month of December 2013, up 3.9 percentage points over the month of December 2012 in the inhaled corticosteroid/long-acting beta2-agonist market.

Onglyza/Kombiglyze revenues in the US were up 12% to $265 million (2012: $237 million; 2011: $156 million) primarily driven by higher average net selling prices as volume remained stable over the prior year as the DPP-4 market grew by 5.1% in 2013 versus 2012.

During 2013, following the completion of BMS’s acquisition of Amylin in 2012, AstraZeneca and BMS developed and commercialised Amylin’s portfolio of products related to diabetes (and other metabolic diseases). Bydureon revenues in the US were $131 million as 2013 included a full calendar year of revenue. Bydureon captured more than one in five new GLP-1 patient treatment decisions and achieved a 4.5% total prescription market share gain in 2013, with a total prescription market share of 17.5% of the rapidly growing GLP-1 market in December 2013. Byetta achieved sales of $152 million, and Symlin sales of $42 million.

In 2013, sales of Synagis were up 1% to $617 million. A key driver of the growth was the annual price increase, which was partially offset by the continued implementation of a more restrictive payer policy and Medicaid patient migration from Fee For Services to Managed Medicaid, resulting in lower volume. FluMist Quadrivalent launched in the US in 2013 as the first and only FDA-approved nasal spray flu vaccine to help protect against four strains of influenza. FluMist revenues in the US were up 14% to $199 million (2012: $174 million; 2011: $160 million).

AstraZeneca Annual Report and Form 20-F Information 2013	217

Additional Information | Geographical Review

Nexium was the third most prescribed branded pharmaceutical in the US. In the face of continuing generic, OTC and pricing pressures, Nexium sales declined 7% to $2,123 million (2012: $2,272 million; 2011: $2,397 million). Nexium remains the branded market leader retaining significant prescription market share and volume within the proton pump inhibitor class.

The loss of exclusivity for Seroquel IR in March 2012 and unfavourable reserve adjustments for Medicaid liabilities and provisions taken on channel inventories resulted in negative sales for 2013 of $17 million (2012: +$697 million; 2011: +$3,344 million). The presence of generic competition has also impacted the prescription volume of Seroquel XR. Sales of Seroquel XR were down 8% to $743 million (2012: $811 million; 2011: $779 million) driven by lower volume. Other drivers of the sales decline included additional generic competition affecting sales of Toprol-XL, which were down to $131 million (2012: $320 million; 2011: $404 million), and the loss of exclusivity impact on Atacand with sales down to $72 million (2012: $150 million; 2011: $182 million).

In March 2010, the Affordable Care Act came into force. It has had, and is expected to continue to have, a significant impact on our US sales and the US healthcare industry as a whole. In 2013, the overall reduction in our profit before tax for the year due to higher minimum Medicaid rebates on prescription drugs, discounts on branded pharmaceutical sales to Medicare Part D beneficiaries and an industry-wide excise fee was $933 million (2012: $858 million). This amount reflects only those effects of the Affordable Care Act that we know have had or will have a direct impact on our financial condition or results of operations and which we are therefore able to quantify based on known and isolatable resulting changes in individual financial items within our Financial Statements. There are other potential indirect or associated consequences of the implementation of the Affordable Care Act, which continue to evolve and which cannot be estimated but could have similar impacts. These include broader changes in access to, or eligibility for, coverage under Medicare, Medicaid or similar government programmes. These could indirectly impact our pricing or sales of prescription products within the private sector. By their nature and the fact that these potentially numerous consequences are not directly linked to a corresponding and quantifiable impact on our Financial Statements, it is not possible to accurately estimate the financial impact of these potential consequences of the Affordable Care Act or related legislative changes when taken together with the number of other market and industry-related factors that can also result in similar impacts. Further details on the impact of the Affordable Care Act are contained in the Pricing pressure section from page 15 and the Principal risks and uncertainties section from page 200.

Currently, there is no direct government control of prices for commercial prescription drug sales in the US. However, some publicly funded programmes, such as Medicaid and TRICARE (Department of Veterans Affairs), have statutorily mandated rebates and discounts that have the effect of price controls for these programmes. Additionally, pressure on pricing, availability and utilisation of prescription drugs for both commercial and public payers continues to increase. This is driven by, among other things, an increased focus on generic alternatives. Primary drivers of increased generic use are budgetary policies within healthcare systems and providers, including the use of ‘generics only’ formularies, and increases in patient co-insurance or co-payments. In 2013, 86% of the prescriptions dispensed in the US were generic. While it is unlikely that there will be widespread adoption of a broad national price control scheme in the near future, there will continue to be increased attention to pharmaceutical prices and their impact on healthcare costs for the foreseeable future.

Rest of World

Sales performance outside the US in 2013 was down by 4% to $16,020 million (2012: $17,318 million; 2011: $20,165 million), due to the ongoing impact of loss of exclusivity in 2012 of certain key products, competition from generic products and the continuing challenging economic environment. This trend was partially offset by delivery on our growth platforms, with Brilinta up to $210 million (2012: $70 million; 2011: $10 million), our diabetes franchise up to $197 million (2012: $86 million; 2011: $55 million) and Symbicort up by 4% to $2,250 million (2012: $2,191 million; 2011: $2,302 million). Emerging Markets delivered a strong performance, up 8% with sales of $5,389 million (2012: $5,095 million; 2011: $5,040 million).

Europe

AstraZeneca is the ninth largest pharmaceutical company in Europe, with a 3.1% market share of prescription sales by value.

Despite a slight improvement in conditions, the macro-economic situation remains challenging, with the ongoing impact of austerity measures leading to increased pressure on healthcare budgets. Most governments in Europe intervene directly to control the price, volume and reimbursement of medicines. Several governments have imposed price reductions and increased the use of generic medicines as part of healthcare expenditure controls. A number of countries are applying strict criteria for cost-effectiveness evaluations of medicines, which has delayed and reduced access to medicines for patients in areas of important unmet medical need. These and other measures all contribute to an increasingly difficult environment for branded pharmaceuticals in Europe.

Total sales in Europe were down 9% to $6,658 million (2012: $7,143 million; 2011: $9,224 million). Volume erosion on Seroquel IR, Seroquel XR, Nexium and Atacand following generic entrants resulted in a decrease in sales of 34% to $1,106 million (2012: $1,643 million; 2011: $2,660 million). Crestor sales declined 3%, with a 2% reduction in volumes and 1% reduction in prices, as a result of increased statin pressure in a number of countries including France and Italy. Government interventions continue to impact both price and volume negatively. Promotion of Vimovo and Axanum was discontinued, and sales of $36 million (2012: $23 million; 2011: $7 million) were achieved.

Our growth platform sales partially offset these trends. Brilique sales reached $163 million (2012: $57 million; 2011: $9 million). Our diabetes franchise generated sales of $119 million (2012: $50 million), reflecting start of marketing the Amylin portfolio. Respiratory sales included strong Symbicort performance, with sales reaching $1,502 million (2012: $1,465 million; 2011: $1,592 million), as volumes grew by 3%, while prices fell by 2%.

In Germany, sales fell by 18% to $657 million (2012: $775 million; 2011: $1,189 million), mainly driven by market entries of generic versions in 2012 of Atacand (sales declined to $69 million; 2012: $141 million; 2011: $255 million), and Seroquel XR (sales declined to $42 million; 2012: $93 million; 2011: $151 million).

In the UK and Ireland, sales were broadly flat at $766 million (2012: $764 million; 2011: $987 million). FluMist experienced volume growth under a new government contract with sales increasing to $38 million (2012: $1 million; 2011: $nil). The UK and Ireland experienced ongoing volume erosion on Seroquel IR and Seroquel XR following generic entrants, with sales declining to $30 million (2012: $72 million; 2011: $141 million).

Sales in France decreased by 10% to $1,212 million (2012: $1,314 million; 2011: $1,740 million), driven largely by volume erosion on Nexium, Atacand and Arimidex, following generic entrants and subsequent government interventions. Increased pressure on the statin market has adversely affected Crestor, with sales down 2% to $428 million (2012: $424 million; 2011: $421 million). France experienced launch

218	AstraZeneca Annual Report and Form 20-F Information 2013

growth of Seroquel XR in 2013 of 52%, with sales reaching $59 million (2012: $37 million; 2011: $5 million) and Brilique, with $18 million of sales (2012: $2 million; 2011: $nil).

Sales in Spain and Italy were down by 3% to $507 million (2012: $510 million; 2011: $708 million) and by 12% to $792 million (2012: $876 million; 2011: $1,113 million), respectively, mainly driven by generic entrants and the implementation of volume prescription controls associated with existing and new austerity measures.

Established ROW

Established ROW sales decreased by 10% to $3,973 million (2012: $5,080 million; 2011: $5,901 million). The entry of generic competition to Crestor in Canada, and Seroquel XR and Arimidex in Australia was partially offset by the successful first full year of launch of Nexium and Faslodex in Japan. The key products with sales growth in 2013 were Symbicort, Brilinta, Byetta, Bydureon, Faslodex and Iressa.

Japan

Sales in Japan were $2,485 million, increasing by 4% at CER but negatively impacted on a reported basis by the revaluation of the Japanese yen (2012: $2,904 million; 2011: $3,064 million). Strong launch performance from Nexium and Crestor was partially offset by declining Losec and established oncology sales.

Nexium achieved sales of $278 million (2012: $78 million; 2011: $90 million), with sales accelerating following the lifting in October 2012 of the two week prescription limit imposed by the Japanese Ministry of Health, Labour and Welfare on new medicines during the first year from launch. We saw Losec sales declining as patients moved to the newer brand.

Crestor sales grew by 11%, retaining its position as the number one brand in the statin market in Japan. Symbicort sales grew by 9%, achieving market share of 39.4%.

Our oncology business remains one of the leaders in Japan based on the performance of established brands including Iressa, Arimidex, Zoladex, Casodex and the more recently launched Faslodex. In October 2013, we announced a co-promotion agreement with Janssen to promote an innovative oral therapy for the treatment of patients with prostate cancer to enhance our oncology offering in 2014.

Canada

Due to the ‘at risk’ launch of a generic version of Seroquel XR in Canada in the first quarter of 2013, full year impact from the loss of exclusivity for Crestor in April 2012, and the continued impact of the ‘at risk’ launch of a generic version of Nexium in 2011, total Canadian sales decreased by 40% to $637 million (2012: $1,090 million;

2011: $1,604 million). Combined sales of Crestor, Nexium, Symbicort, Seroquel IR and Seroquel XR were $385 million ($742 million; 2011: $1,171 million). Brilinta successfully achieved public reimbursement across almost all provinces.

Other Established ROW

Sales in Other Established ROW declined by 18% to $851 million (2012: $1,086 million; 2011: $1,233 million). Australian sales declined by 18% to $817 million (2012: $1,052 million; 2011: $1,166 million) following a legal challenge to the patent and entry of generic competitors to Crestor in June 2013. Sales were also impacted by the generic erosion of Atacand following patent expiry in July 2013. The respiratory franchise in Australia was bolstered in December 2013 by the launch of Symbicort pMDI, and we have seen steady growth of Brilinta.

Emerging Markets

In Emerging Markets, sales increased by 8% to $5,389 million (2012: $5,095 million; 2011: $5,040 million), which was principally driven by growth in China.

In many of the larger markets, such as Brazil and Mexico, patients tend to pay directly for prescription medicines and consequently these markets are at less risk of direct government interventions on pricing and reimbursement. In other markets such as South Korea, Taiwan and Turkey, where governments pay for medicines, we are seeing continued efforts to reduce the cost of prescriptions in line with the systems in Europe, Canada and Australia. We also experienced sales erosion from generics as our on-market portfolio in Emerging Markets continued to age.

China

Sales in China (excluding Hong Kong) grew by 19% to $1,840 million (2012: $1,512 million; 2011: $1,261 million) and AstraZeneca remained the second largest multinational pharmaceutical company in China during 2013. We experienced some volatility in the Chinese market during 2013 partly as a result of increased market scrutiny following the allegations made against one of our competitors. However, overall, we achieved a strong growth rate relative to our peers. We saw strong sales of launch products Crestor and Symbicort, with sales growth of 80% and 61% respectively, and Nexium and Pulmicort are also continuing to grow rapidly. In 2013, Brilinta was launched in China, and we have made positive progress on the listing of Brilinta, Byetta and Onglyza into key hospitals.

Other Emerging Markets

We continued to build our presence in Russia, although sales remained broadly in line with 2012 at $310 million (2012: $314 million; 2011: $284 million) impacted by generic entries and tender timings. The Russian market saw weak growth during 2013, with AstraZeneca slightly outperforming the market as a result of growth in retail market share. Growth of Crestor, Faslodex and Symbicort was offset by declines across a number of older established products.

The Latin American pharmaceutical market continues to grow. However, in many countries, growth is being predominantly captured by generics, branded generics and private label product offerings. AstraZeneca sales were down 1% to $1,188 million (2012: $1,331 million; 2011: $1,455 million) driven principally by declines in Mexico, down 18%, with sales also slightly down by 1% in Brazil. Mexico has been impacted by the increased penetration of generic products in the market and reduction of inventory held in the supply chain by a number of customers. Brazil has felt the effects of the loss of exclusivity on Nexium which declined by 23%. This was partially offset by Argentina (up 22%) and sales growth in Venezuela (up 7%).

In the Middle East and Africa, despite political challenges arising from the ‘Arab Spring’ revolutions of 2012, we continued to accelerate our growth, with sales up 6%. The impact of government interventions has been less than expected, with a delay in the implementation of reference pricing across a number of markets (South Africa, Algeria and Egypt). Turkey saw a slight decline in sales of 3% with Nexium impacted by generic erosion and a price reference reduction. Other key markets in this area include Saudi Arabia and the Gulf States which grew at 9% and 10% respectively.

Sales in the Asia Area increased by 8% to $900 million (2012: $829 million; 2011: $883 million). The increase was driven by South Korea, where sales grew 12% to $280 million (2012: $239 million; 2011: $235 million), due primarily to strong Crestor growth. Sales in India grew 12% in 2013 to $70 million (2012: $67 million; 2011: $110 million) following supply limitations in 2012. Sales in Thailand decreased by 12% to $87 million (2012: $97 million; 2011: $106 million) as a result of government interventions and strong generic penetration of Crestor.

Launches in Emerging Markets in 2013 included: Brilinta in China, Russia, the Caribbean, Ecuador and Costa Rica; Forxiga in Mexico; and Kombiglyze in Brazil and Peru. Following our agreement with BMS in 2012, from April 2013 a number of our International Region’s markets began promotion of the Amylin diabetes products.

AstraZeneca Annual Report and Form 20-F Information 2013	219

Additional Information

Responsible Business

In this section, we describe our approach to delivering business success responsibly. Summary information about our commitment and performance in key areas is integrated into the relevant sections of this Annual Report, while further information about these and other areas is available on our website, www.astrazeneca.com/responsibility.

Introduction

In the Strategy section from page 10, we describe our approach to creating value across the life-cycle of a medicine, our distinctive capabilities and our strategy. All these efforts are underpinned by our commitment to operating responsibly to ensure the future sustainability of the Company in a way that adds value for our stakeholders. To that end, our responsible business objectives are aligned to, and support delivery of, our business strategy. Our responsible business framework is the vehicle for managing commitments that are agreed across the Group, taking account of external stakeholder insights and internal reputational risk assessment.

The framework encompasses:

>	Bioethics: Underpinning our accelerated drive for innovation with sound bioethics worldwide (see page 38).
>	Access to healthcare: As we expand our geographic footprint, exploring ways of increasing access to healthcare for more people, tailored locally to different patient needs (see pages 41 and 42).
>	Diversity and inclusion: Working to ensure that diversity in its broadest sense is reflected in our leadership and people strategies (see page 67).
>	The environment: Managing our impact on the environment, across all our operations, with a particular focus on carbon emissions, waste and water use (see pages 44 and 45).
>	Patient safety: Maintaining a strong focus on patient safety in everything we do, minimising the risks and maximising the benefits of all our medicines throughout R&D, and after launch (see pages 38 and 39).
>	Sales and marketing: Working to consistent global standards of ethical sales and marketing practices in all our markets as we work to restore growth (see page 42).
>	Human rights: Continuing to develop and embed a consistent approach to human rights across all our worldwide activities (see pages 68 and 69).
>	Employee safety, health and wellbeing: Promoting the safety, health and wellbeing of all our people worldwide as we continue to drive a high performance culture and achievement of our business goals (see page 69).
>	Working with suppliers: Only working with suppliers who have standards consistent with our own as we increase our outsourcing to drive business efficiency (see page 44).
>	Community investment: Making a positive contribution to our local communities around the world, through community support programmes consistent with improving health and promoting science (see pages 70 and 71).

While we monitor performance in each of these areas of our business, we have identified three areas of special focus: access to healthcare; diversity; and the environment. In each case, we believe that we have both the capability and the responsibility to implement standards that accelerate our business strategy while delivering wider benefits to society.

A core element of our business strategy is value-creating business development activity that strengthens our pipeline and accelerates growth. This includes targeted acquisitions. When we acquire companies we aim to work with them to align standards of responsible business and incorporate the companies into the setting of targets and measurement of performance.

Benchmarking

As expectations of stakeholders evolve, we continue to engage with them and use the feedback to inform the development of our responsible business strategy and risk management planning.

We also use the insights we gain from external surveys to develop our approach in line with global best practice. A member of the Dow Jones Sustainability Index since 2001, we were once again listed in the 2013 World Index (the top 10% of the largest 2,500 companies). We also retained our listing on the DJSI STOXX – European Index (the top 20% of the 600 largest European companies) for the sixth year running (one of only four pharmaceutical companies to do so out of 14 assessed). We achieved a total score of 85% (2012: 83%) compared with a sector best score of 86% (2012: 87%). We increased individual scores for eight out of 22 criteria for 2013 (compared to nine out of 22 criteria in 2012) including customer relationship management, innovation management, labour practice indicators and human rights, social reporting, occupational health and safety, strategy to improve access to drugs or products, health outcomes contribution and addressing cost burden. While these scores are encouraging, we lost ground in some areas including corporate governance, environmental reporting, environmental policy/management system, operational eco-efficiency, climate strategy, talent attraction and retention, and stakeholder engagement. To better understand these lower scores, we commissioned an in-depth external benchmark survey and the analysis will be used to inform our improvement planning.

Responsible business governance

The SET is responsible for our responsible business framework and Non-Executive Director, Nancy Rothwell, oversees implementation and reporting to the Board.

Senior managers throughout the Group are accountable for operating responsibly within their areas, taking into account national, functional, and site issues and priorities. Line managers are accountable for ensuring that their teams understand the requirements and that people are clear about what is expected of them as they work to achieve AstraZeneca’s business goals.

Our Responsible Business Council (the Council) is chaired by our Executive Vice-President, Human Resources & Corporate Affairs, and members include senior leaders from each relevant SET area. Its agenda is focused on driving long-term value creation by agreeing, among other things:

>	responsible business priorities for the Group in line with strategic business objectives
>	managing and monitoring the annual process of setting responsible business objectives and targets recorded in the Responsible Business Plan, as well as reviewing performance against KPIs
>	appropriate policy positions to support AstraZeneca’s business objectives and reputation management.

220	AstraZeneca Annual Report and Form 20-F Information 2013

Carbon reporting

Global greenhouse gas emissions data for period 1 January 2013 to 31 December 2013

	Tonnes of CO2e
	2013	2012	2011	2010
Emissions from:
Combustion of fuel and operation of facilities[1]	324,600	318,700	372,900	396,100
Electricity, heat, steam and cooling purchased for own use	275,100	277,100	333,700	359,100
Company’s chosen intensity measurement:
Emissions reported above normalised to million US dollar revenue	23.3	21.3	21.0	22.7
Supplemental information:
Net electricity, heat, steam and cooling emissions, after write down due to voluntary purchase of electricity supplied under certified low carbon supply contracts or carbon certificates[2]	237,800	250,800	304,100	329,800
Supply chain emissions:
Upstream emissions from personnel air travel, goods transport and waste incineration	155,400	169,800	193,100	176,600
Downstream emissions from HFA propellants released during patient use of our inhaled medicines	352,000	299,600	236,700	220,600

[1]	Included in this section are greenhouse gases from direct fuel combustion, process and engineering emissions at our sites and from fuel use in our vehicle fleet.
[2]	Some electricity supplied to our UK sites has been provided under a green power contract and is backed up with an equivalent quantity of Renewable Energy Guarantees of Origin and some of the electricity consumed at our US sites is covered by purchase of Renewable Energy Certificates.

The Council is supported by a Responsible Business Working Group (the Working Group) of SET area representatives. Among other things, the Working Group continuously reviews external issues with the potential to impact AstraZeneca and, as appropriate, prepares management and measurement proposals for the Council’s consideration.

External assurance

Bureau Veritas has provided external assurance to a limited level on the responsible business information contained within this Annual Report:

>	Patient safety, pages 38 and 39
>	Clinical trials and Clinical trial transparency, page 39
>	Animal research, page 39
>	Increasing access to healthcare, pages 41 and 42
>	Sales and marketing ethics, page 42
>	Working with suppliers, page 44
>	Environmental impact, page 44 and 45
>	Improving the strength and diversity of the talent pipeline, pages 67 and 68
>	Human rights, pages 68 and 69
>	Safety, health and wellbeing, page 69
>	Community investment, pages 70 and 71
>	Responsible Business, pages 220 and 221.

Based on the evidence provided and subject to the scope, objectives and limitations defined in the full assurance statement, nothing has come to the attention of Bureau Veritas causing them to believe that the responsible business information contained within this Annual Report is materially misstated. Bureau Veritas is an independent professional services company that has a long history of providing independent assurance services in environmental, health, safety, social and ethical management.

The assurance statement including scope, methodology, overall opinion, and limitations and exclusions is available on our website at www.astrazeneca.com/responsibility.

Carbon reporting

The above table provides data on our global greenhouse gas emissions for 2013.

We have reported on all of the emission sources required under the Quoted Companies Greenhouse Gas Emissions (Directors’ Reports) Regulations 2013.

These sources fall within our consolidated Financial Statements. We do not have responsibility for any emission sources that are not included in our consolidated Financial Statements.

We have used the GHG Protocol Corporate Accounting and Reporting Standard (revised edition). Emission factors for electricity have been derived from the International Energy Agency and USEPA eGRID databases, and for all other fuels and emission sources from the 2006 IPCC Guidelines for National Greenhouse Gas Inventories.

Bureau Veritas has undertaken a limited assurance on the 2013 GHG emissions data; the assurance statement including scope, methodology, overall opinion, and limitations and exclusions is available on our website at www.astrazeneca.com/responsibility.

AstraZeneca Annual Report and Form 20-F Information 2013	221

Additional Information

Financials (Prior year)

Results of operations – summary analysis of year to 31 December 2012

2012 Reported operating profit

	2012			2011	Percentage of sales		2012 compared with 2011
	Reported $m	CER growth $m	Growth due to exchange effects $m	Reported $m	Reported 2012%	Reported 2011%	CER growth %	Reported growth %
Revenue	27,973	(4,965)	(653)	33,591			(15)	(17)
Cost of sales	(5,393)	528	105	(6,026)	(19.3)	(17.9)	(9)	(11)
Gross profit	22,580	(4,437)	(548)	27,565	80.7	82.1	(16)	(18)
Distribution costs	(320)	16	10	(346)	(1.1)	(1.0)	(5)	(8)
Research and development	(5,243)	208	72	(5,523)	(18.8)	(16.5)	(4)	(5)
Selling, general and administrative costs	(9,839)	1,134	188	(11,161)	(35.2)	(33.2)	(10)	(12)
Profit on disposal of Astra Tech	–	(1,483)	–	1,483	–	4.4	n/a	n/a
Other operating income and expense	970	211	(18)	777	3.5	2.3	27	25
Operating profit	8,148	(4,351)	(296)	12,795	29.1	38.1	(34)	(36)
Net finance expense*	(502)			(512)
Profit before tax*	7,646			12,283
Taxation*	(1,376)			(2,333)
Profit for the period*	6,270			9,950

Basic earnings per share ($)*	4.95			7.29
* Restated on the adoption of IAS 19 (2011), as detailed in the Group Accounting Policies section on page 136. 2012 Reconciliation of Reported results to Core results
								Core** 2012
							compared with 2011
	2012 Reported $m	Restructuring costs $m	Intangible amortisation $m	Intangible impairments $m	Legal provisions and other $m	2012 Core** $m	CER growth %	Actual growth %
Gross profit	22,580	136	325	–	–	23,041	(15)	(17)
Gross margin %	80.7%					82.4%
Distribution costs	(320)	–	–	–	–	(320)	(5)	(8)
Research and development	(5,243)	791	25	186	–	(4,241)	(4)	(5)
Selling, general and administrative costs	(9,839)	631	686	–	133	(8,389)	(13)	(15)
Other operating income and expense	970	–	98	–	–	1,068	29	26
Operating profit	8,148	1,558	1,134	186	133	11,159	(17)	(20)
Operating margin %	29.1%					39.9%

Taxation*	(1,376)	(375)	(194)	(45)	(32)	(2,022)
Basic earnings per share ($)*	4.95	0.94	0.75	0.11	0.08	6.83

*	Restated on the adoption of IAS 19 (2011), as detailed in the Group Accounting Policies section on page 136.
**	Each of the measures in the Core column in the above table are non-GAAP measures. Core results for 2012 have been restated according to the Group’s updated definition of Core financial measures, which has been implemented with effect from 2013 first quarter results. Reported and Core results have also been restated to reflect the adoption of IAS 19 (2011). A reconciliation of our previous reported 2012 Core numbers to our revised 2012 Core numbers, as included above, is provided on page 224.

2012 revenue decreased by 15% on a CER basis and 17% on a Reported basis. More than 13 percentage points of the decline at CER (approximately $4.5 billion) was related to loss of exclusivity on several brands in the portfolio. Seroquel IR revenues declined by $3 billion and regional losses of exclusivity for Atacand, Nexium and Crestor combined for a further negative impact of more than $1 billion. The disposals of Astra Tech and Aptium accounted for a further decrease of $562 million, or approximately 1.7 percentage points of the year-on-year revenue change at CER. Disruptions to our supply chain, from the implementation of an enterprise resource planning IT system in our plant in Sweden early in 2012, negatively impacted revenues by approximately 1%. 2012 revenue in the US was down 21% (Reported: 21%) with revenue in the Rest of World down 11% (Reported: 14%). Emerging Markets sales increased by 4% (Reported: flat). Further details of our sales performance are contained in the Geographical Review from page 214.

Core gross margin in 2012 of 82.4% decreased 0.2 percentage points (Reported: 0.2 percentage points). In 2012, benefits from the absence of the lower margin businesses of Astra Tech and Aptium, and from lower net expense related to our accounting for the amendments to the Merck exit arrangements (as detailed in Note 9 to the Financial Statements from page 150), were more than offset by an unfavourable impact from product mix. Core gross margin in 2011 benefited from a $131 million settlement of a royalty dispute with PDL Biopharma Inc.

Core R&D expenditure in 2012 was $4,241 million, 4% lower than 2011 (Reported: 5%). Higher costs from spending on in-licensed, acquired or partnered projects, including $151 million relating to Amylin, Ardea and Amgen, were more than offset by reduced spend on other projects.

Core SG&A costs of $8,389 million in 2012 were 13% lower than in 2011 (Reported: 15%), as a result of spending discipline, partially offset by amortisation expense related to the expansion of our diabetes alliance with BMS and increased promotional costs in Emerging Markets. The excise fee imposed by the enactment of US healthcare reform measures amounted to 2.8% (2011: 2.2%) of Core SG&A expense for 2012.

222	AstraZeneca Annual Report and Form 20-F Information 2013

Core other income in 2012 of $1,068 million was $223 million higher (Reported growth) than 2011, principally as a result of $250 million income from an agreement with Pfizer for OTC rights for Nexium.

2012 Core operating profit was $11,159 million, a decrease of 17% (Reported: 20%). Core operating margin in 2012 declined by 1.3 percentage points (Reported: 1.6 percentage points) to 39.9% as a result of an unfavourable impact from lower Core gross margin combined with higher Core R&D and SG&A costs as a percentage of revenue, being only partially mitigated by the increased Core other income for 2012.

Core EPS was $6.83 in 2012, down 8% (Reported: 11%), lower than the decline in Core operating profit as a result of the benefits from net share repurchases and a lower tax rate.

Pre-tax adjustments to arrive at Core amounted to $3,011 million in 2012 (2011: $1,137 million). Excluded from 2012 Core results were:

>	Restructuring costs totalling $1,558 million (2011: $1,161 million), incurred as the Group commenced the third phase of restructuring announced in February 2012.
>	Amortisation totalling $1,134 million (2011: $771 million), with the increase driven by the additional amortisation arising from the amendment to the Merck exit arrangements during 2012 and our collaboration with BMS on Amylin products entered into in 2012, as detailed in Note 9 to the Financial Statements from page 150.
>	$186 million (2011: $553 million) of intangible asset impairments, including $50 million following the Group’s decision not to pursue a regulatory filing for TC-5214.
>	$72 million (2011: $135 million) of legal provision charges in respect of ongoing Seroquel franchise legal matters, Average Wholesale Price litigation in the US, the Toprol-XL anti-trust litigation and Nexium commercial litigation. In line with prior years these have been excluded from our Core performance and full details of these matters are included in Note 25 to the Financial Statements from page 176.
>	$61 million (2011: $nil) of acquisition- and transaction-related expenses in relation to our Ardea and new BMS collaboration arrangements. Further details of these transactions are included in Note 9 and Note 22 to the Financial Statements.
>	In 2011, the profit on sale of our subsidiary Astra Tech of $1,483 million was also excluded from Core results. Further details of this disposal are included in Note 22 to the Financial Statements on page 166.

2012 Reported operating profit was down 34% (Reported: 36%) at $8,148 million. Reported EPS was $4.95 in 2012, down 29% (Reported: 32%). The larger declines compared with the respective Core financial measures were the result of the $1,483 million benefit to Reported other income in 2011 from the sale of Astra Tech, together with higher restructuring and amortisation costs in 2012 compared with 2011.

Net finance expense in 2012 was $502 million, in line with the $512 million expense recorded in 2011. Net fair value losses on long-term debt and derivatives were $10 million in 2012, versus $4 million gains in 2011. This was offset by reduced net finance cost on the Group’s pension schemes.

The 2012 Reported taxation charge of $1,376 million (2011: $2,333 million) consists of a current tax charge of $1,677 million (2011: $2,573 million) and a credit arising from movements on deferred tax of $301 million (2011: $240 million). The 2012 current year tax charge includes a prior period current tax credit of $79 million (2011: $102 million). The Reported tax rate for 2012 was 18.0% (2011: 19.0%). The 2012 Reported tax rate benefited from a $230 million adjustment to deferred tax balances following substantive enactment in 2012 of a reduction in the Swedish corporation tax rate from 26.3% to 22%, which was effective 1 January 2013, and a $240 million adjustment in respect of prior periods following the favourable settlement of a transfer pricing matter. Excluding these items, the Reported tax rate for 2012 would have been 24.1%; this tax rate was applied to the taxable 2012 Core adjustments to operating profit, resulting in a Core tax rate for 2012 of 19.0%. The Reported tax rate for 2011 benefited from a non-taxable gain on the disposal of Astra Tech and a favourable adjustment to tax provisions of $520 million following the announcement in March 2011 that HM Revenue & Customs in the UK and the US Internal Revenue Service had agreed the terms of an Advance Pricing Agreement regarding transfer pricing arrangements for AstraZeneca’s US business for the period from 2002 to the end of 2014 and a related valuation matter. Excluding these benefits, the Reported tax rate for 2011 was 26.4%.

Total comprehensive income for 2012 decreased by $3,065 million from 2011 to $6,405 million. This was driven by the decrease in profit for the year of $3,680 million, partially offset by an increase of $615 million in other comprehensive income, which was principally due to the non-recurrence in 2012 of $657 million of actuarial losses recorded in 2011 on our defined benefit schemes, arising from lower discount rates applied to our long-term pension obligations reflecting external market conditions.

Cash flow and liquidity – 2012

All data in this section is on a Reported basis.

Cash generated from operating activities was $6,948 million in the year to 31 December 2012, compared with $7,821 million in 2011. The decrease of $873 million was primarily driven by lower operating profits, offset by lower tax payments.

Investment cash outflows of $5,607 million in 2012 included the purchases of Ardea ($1,187 million) and intangible assets associated with our collaboration with BMS on Amylin ($3,358 million). The 2011 investment cash inflow of $577 million benefited from the sale of Astra Tech ($1,772 million).

Net cash distributions to shareholders decreased from $9,370 million in 2011 to $5,871 million in 2012, the reduction driven by the suspension of our share repurchase programme in October 2012. Included in 2012 net cash distributions to shareholders were dividend payments of $3,665 million (2011: $3,764 million).

At 31 December 2012, outstanding gross debt (interest-bearing loans and borrowings) was $10,310 million (2011: $9,328 million). Of this gross debt, $901 million was due within one year, including $774 million of commercial paper borrowings (2011: $nil) with various short-term maturities all within 90 days. In 2011, amounts due within one year included $1,769 million relating to current instalments of loans.

During September 2012, the Company issued $2 billion of new long-term debt in two tranches; $1 billion maturing in 2019 with a coupon of 1.95% and $1 billion maturing in 2042 with a coupon of 4.00%. Net proceeds of $1,980 million from the issue were used to repay a $1.75 billion bond with a coupon of 5.40%, maturing in September 2012 and for general corporate purposes.

Net debt was $1,369 million at the end of 2012, decreased from net funds of $2,849 million at the end of 2011.

Financial position – 2012

All data in this section is on a Reported basis.

In 2012, net assets increased by $480 million to $23,946 million. The increase in net assets was broadly as a result of the Group profit of $6,270 million, offset by dividends of $3,619 million and net share repurchases of $2,206 million.

Property, plant and equipment

Property, plant and equipment decreased by $336 million to $6,089 million in 2012. Additions of $772 million (2011: $807 million) were offset by depreciation of $1,023 million (2011: $1,086 million) and disposals of $224 million (2011: $233 million).

AstraZeneca Annual Report and Form 20-F Information 2013	223

Additional Information | Financials (Prior year)

		Revised Core additional
		adjustments
	2012 Previous Core definition (as previously disclosed) $m	Amortisation $m	Impairments $m	IAS 19 (2011) adjustments $m	2012 New Core values $m
Revenue	27,973	–	–	–	27,973
Cost of sales	(5,257)	325	–	–	(4,932)
Gross profit	22,716	325	–	–	23,041
Distribution costs	(320)	–	–	–	(320)
Research and development	(4,452)	25	186	–	(4,241)
Selling, general and administrative costs	(8,541)	152	–	–	(8,389)
Other operating income and expense	1,027	41	–	–	1,068
Operating profit	10,430	543	186	–	11,159

Taxation	(1,885)	(107)	(45)	15	(2,022)

Basic earnings per share ($)	6.41	0.35	0.11	(0.04)	6.83

Goodwill and intangible assets

Our goodwill of $9,898 million at 31 December 2012 (2011: $9,862 million) principally arose on the acquisition of MedImmune in 2007 and the restructuring of our US joint venture with Merck in 1998. Goodwill of $30 million arising on our acquisition of Ardea, as detailed in Note 22 to the Financial Statements on page 166, was capitalised in 2012.

Intangible assets amounted to $16,448 million at 31 December 2012 (2011: $10,980 million). Intangible asset additions were $6,916 million in 2012 (2011: $442 million), including $1,464 million arising on the acquisition of Ardea, $3,358 million arising from the expansion of our diabetes alliance with BMS and $1,475 million in connection with our Merck arrangements. Amortisation in 2012 was $1,296 million (2011: $911 million) and impairments totalled $199 million (2011: $553 million). Further details of our additions to intangible assets, and impairments recorded, are included in Note 9 to the Financial Statements from page 150.

Receivables, payables and provisions

Trade receivables decreased by $934 million to $5,696 million in line with lower revenues in 2012.

2012 other receivables decreased by $402 million to $835 million as a result of monies being released from externally held settlement funds in relation to Seroquel franchise legal matters. Prepayments and accrued income in 2012 increased by $563 million driven, principally, by an increase in prepayments related to our Amylin transaction (see Note 9 to the Financial Statements on page 150).

Trade and other payables increased by $862 million in 2012 to $10,222 million, with increases in accruals of $1,323 million due to our Merck exit commitments, as detailed in Note 9 to the Financial Statements from page 150, being offset by a decrease in rebates and chargeback accruals of $799 million. The 2012 decrease in rebates and chargebacks was principally driven by the reduction in US revenues recorded in 2012. Further details of the movements on rebates and chargebacks are included from page 83.

The reduction in provisions of $518 million in 2012 included $1,096 million of additional charges recorded in 2012, offset by $1,476 million of cash payments. Included within the $1,096 million of charges for 2012 was $873 million for our global restructuring initiative and $90 million in respect of legal charges. 2012 cash payments of $1,476 million included a reduction in our Seroquel franchise-related provisions of $427 million, following release of monies from our settlement funds as detailed above, and $853 million for our global restructuring programmes.

Tax payable and receivable

Net income tax payable in 2012 decreased by $275 million to $2,059 million, principally due to the settlement of a transfer pricing matter as detailed in Note 4 to the Financial Statements from page 143. Our 2012 tax receivable balance of $803 million comprised tax owing to AstraZeneca from certain governments expected to be received on settlements of transfer pricing audits and disputes (see Note 25 to the Financial Statements on page 183) and cash tax timing differences. Net deferred tax liabilities increased by $244 million in 2012.

Retirement benefit obligations

Net retirement benefit obligations decreased by $409 million in 2012, driven by a lump sum payment of £300 million ($463 million) made into the UK defined benefit scheme.

Revised Core financial measures

As detailed in our 2012 Annual Report and Form 20-F on pages 97 and 98, with effect from our first quarter results in 2013, the Group updated its definition of Core financial measures to exclude all intangible asset amortisation charges and impairments, except those for IT-related intangibles.

Our previous definition of Core numbers excluded certain significant items, such as charges and provisions related to our global restructuring programmes, amortisation and impairment of the significant intangibles relating to our acquisition of MedImmune in 2007 and our exit arrangements with Merck in the US, and other specified items. The items excluded from Core results under our previous definition remain a constituent part of the new definition.

As intangible assets acquired as a result of business development transactions become an increasing proportion of the Group’s asset base, our updated definition provides better clarity of the impact from amortisation and impairment charges included in Reported results and, in addition, while recognising that non-GAAP measures differ between companies, we consider that it aids comparability of our results versus our peers.

Further details of adjustments made to our Reported performance in arriving at our revised Core balances are included on page 76.

The adjustments that have been made to our 2012 Core numbers in transitioning from our previous Core definition to our revised Core definition are detailed in the table above. These include the adjustment made to both our Reported and Core balances following the adoption of the amendments contained in IAS 19 (2011) as detailed on page 136.

224	AstraZeneca Annual Report and Form 20-F Information 2013

Shareholder Information

AstraZeneca PLC share listings and prices

	2009	2010	2011	2012	2013
Ordinary Shares in issue – millions
At year end	1,451	1,409	1,292	1,247	1,257
Weighted average for year	1,448	1,438	1,361	1,261	1,252
Stock market price – per Ordinary Share
Highest (pence)	2947	3385	3194	3111.5	3612
Lowest (pence)	2147	2732	2543.5	2591	2909.5
At year end (pence)	2910.5	2922	2975	2909.5	3574.5
Percentage analysis of issued share capital at 31 December
By size of account	2009	2010	2011	2012	2013
Number of Ordinary Shares	%	%	%	%	%
1 – 250	0.5	0.5	0.6	0.6	0.5
251 – 500	0.7	0.6	0.7	0.7	0.6
501 – 1,000	0.8	0.8	0.8	0.8	0.8
1,001 – 5,000	1.1	1.1	1.2	1.1	1.1
5,001 – 10,000	0.2	0.2	0.2	0.2	0.2
10,001 – 50,000	1.1	1.0	1.0	1.0	1.0
50,001 – 1,000,000	13.0	12.8	13.8	12.6	12.3
Over 1,000,000[1]	82.6	83.0	81.7	83.0	83.5

[1]	Includes Euroclear and ADR holdings.

At 31 December 2013, the Company had 103,411 registered holders of 1,257,170,087 Ordinary Shares. There were 109,767 holders of Ordinary Shares held under the Euroclear Services Agreement, representing 11.8% of the issued share capital of the Company and approximately 250,000 holders of ADRs, representing 13.4% of the issued share capital of the Company. The ADRs, each of which is equivalent to one Ordinary Share, are issued by JPMorgan Chase Bank (JPMorgan).

In 1999, in connection with the merger between Astra and Zeneca through which the Company was formed, the Company’s share capital was redenominated in US dollars. On 6 April 1999, Zeneca shares were cancelled and US dollar shares issued, credited as fully paid on the basis of one dollar share for each Zeneca share then held. This was achieved by a reduction of capital under section 135 of the Companies Act 1985. Upon the reduction of capital becoming effective, all issued and unissued Zeneca shares were cancelled and the sum arising as a result of the share cancellation credited to a special reserve, which was converted into US dollars at the rate of exchange prevailing on the record date. This US dollar reserve was then applied in paying up, at par, newly created US dollar shares.

At the same time as the US dollar shares were issued, the Company issued 50,000 Redeemable Preference Shares for cash, at par. The Redeemable Preference Shares carry limited class voting rights, no dividend rights and are capable of redemption, at par, at the option of the Company on the giving of seven days’ written notice to the registered holder of the Redeemable Preference Shares.

A total of 826 million Ordinary Shares were issued to Astra shareholders who accepted the merger offer before the final closing date, 21 May 1999. The Company received acceptances from Astra shareholders representing 99.6% of Astra’s shares and the remaining 0.4% was acquired in 2000, for cash.

Since April 1999, following the merger of Astra and Zeneca, the principal markets for trading in the shares of the Company are the London Stock Exchange (LSE), the Stockholm Stock Exchange (SSE) and the NYSE. The table below sets out, for 2012 and 2013, the reported high and low share prices of the Company, on the following bases:

>	For shares listed on the LSE, the reported high and low middle market closing quotations are derived from the Daily Official List.
>	For shares listed on the SSE, the high and low closing sales prices are as stated in the Official List.
>	For ADSs listed on the NYSE, the reported high and low sales prices are as reported by Dow Jones (ADR quotations).

		Ordinary LSE		Ordinary SSE		ADS
		High (pence)	Low (pence)	High (SEK)	Low (SEK)	High (US$)	Low (US$)
2012	– Quarter 1	3111.5	2778.5	329.5	294.5	48.58	44.18
	– Quarter 2	2867.0	2591.0	309.3	286.2	46.22	40.03
	– Quarter 3	3096.0	2882.0	326.4	307.3	48.36	45.01
	– Quarter 4	3042.5	2792.5	326.3	300.8	48.90	44.34
2013	– Quarter 1	3299.5	2909.5	323.9	284.5	50.06	44.67
	– Quarter 2	3521.5	3052.5	354.9	317.4	53.01	47.22
	– Quarter 3	3335.0	3116.5	336.2	319.6	52.08	47.87
	– Quarter 4	3612.0	3113.0	387.8	321.5	59.50	49.72
	– July	3335.0	3134.0	331.7	319.6	50.86	47.87
	– August	3334.0	3178.0	336.2	324.3	51.41	49.21
	– September	3257.0	3116.5	334.1	322.0	52.08	48.88
	– October	3330.0	3113.0	343.4	321.5	53.57	49.72
	– November	3513.5	3267.0	376.1	341.7	57.19	52.39
	– December	3612.0	3447.0	387.8	367.9	59.50	56.22

AstraZeneca Annual Report and Form 20-F Information 2013	225

Additional Information | Shareholder Information

Major shareholdings

At 31 January 2014, the following had disclosed an interest in the issued Ordinary Share capital of the Company in accordance with the requirements of rules 5.1.2 or 5.1.5 of the UK Listing Authority’s Disclosure and Transparency Rules:

Shareholder	Number of Ordinary Shares	Date of disclosure to Company[1]	Percentage of issued share capital
BlackRock, Inc.	100,885,181	8 December 2009	8.01
Invesco Limited	72,776,277	6 October 2009	5.78
Axa SA	56,991,117	3 February 2009	4.52
Investor AB	51,587,810	2 February 2012	4.09
The Capital Group Companies, Inc.	37,932,044	23 January 2014	3.01

[1]	Since the date of disclosure to the Company, the interest of any person listed above in Ordinary Shares may have increased or decreased. No requirement to notify the Company of any increase or decrease would have arisen unless the holding moved up or down through a whole number percentage level. The percentage level may increase (on the cancellation of shares following a repurchase of shares under the Company’s share repurchase programme) or decrease (on the issue of new shares under any of the Company’s share plans).

So far as the Company is aware, no other person held a notifiable interest in the issued Ordinary Share capital of the Company.

Changes in the percentage ownership held by major shareholders during the past three years are set out below. Major shareholders do not have different voting rights.

	31 January	31 January	2 February	27 January
Shareholder	2014	2013	2012	2011
BlackRock, Inc.	8.01	8.08	7.87	7.18
Invesco Limited	5.78	5.83	5.67	5.18
Axa SA	4.52	4.57	4.44	4.06
Investor AB	4.09	4.13	4.02	3.67
Legal & General Investment Management Limited	< 3.00	4.62	4.50	4.10
The Capital Group Companies, Inc.	3.01	< 3.00	< 3.00	< 3.00

ADSs evidenced by ADRs issued by JPMorgan, as depositary, are listed on the NYSE. At 31 January 2014, the proportion of Ordinary Shares represented by ADSs was 13.25% of the Ordinary Shares outstanding.

Number of registered holders of Ordinary Shares at 31 January 2014:

>	In the US	737
>	Total	102,633
Number of record holders of ADRs at 31 January 2014:
>	In the US	2,024
>	Total	2,032

So far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

The Company does not know of any arrangements, the operation of which might result in a change in the control of the Company.

At 31 January 2014, the total amount of the Company’s voting securities owned by Directors and officers of the Company was:

Title of class	Amount owned	Percentage of class
Ordinary Shares	443,720	0.04

Related party transactions

During the period 1 January 2014 to 31 January 2014, there were no transactions, loans, or proposed transactions between the Company and any related parties which were material to either the Company or the related party, or which were unusual in their nature or conditions (see also Note 27 to the Financial Statements on page 184).

Options to purchase securities from registrant or subsidiaries

(a) At 31 January 2014, options outstanding to subscribe for Ordinary Shares were:

Number of shares	Subscription price (pence)	Normal expiry date
7,251,738	1882 – 3335	2014 – 2019

The weighted average subscription price of options outstanding at 31 January 2014 was 2502 pence. All options were granted under Company employee share schemes.

(b) Included in paragraph (a) are options granted to officers of the Company as follows:

Number of shares	Subscription price (pence)	Normal expiry date
182,324	1882 – 3335	2016 – 2019

(c) At 31 January 2014, none of the Directors of the Company held options to subscribe for Ordinary Shares.

During the period 1 January 2014 to 31 January 2014, no Director exercised any options.

226	AstraZeneca Annual Report and Form 20-F Information 2013

Dividend payments

For Ordinary Shares listed on the LSE and the SSE and ADRs listed on the NYSE, the record date for the second interim dividend for 2013, payable on 24 March 2014, is 21 February 2014 and the ex-dividend date is 19 February 2014.

The record date for the first interim dividend for 2014, payable on 15 September 2014, is 15 August 2014.

Future dividends will normally be paid as follows:

>	First interim: Announced in July and paid in September.
>	Second interim: Announced in January and paid in March.

Shareview

The Company’s shareholders with internet access may visit the website, www.shareview.co.uk, and register their details to create a portfolio. Shareview is a free and secure online service from the Company’s registrars, Equiniti Limited, which gives access to shareholdings, including balance movements, indicative share prices and information about recent dividends.

ShareGift

The Company welcomes and values all of its shareholders, no matter how many or how few shares they own. However, shareholders who have only a small number of shares whose value makes it uneconomic to sell them, either now or at some stage in the future, may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. One feature of the scheme is that there is no gain or loss for UK capital gains tax purposes on gifts of shares through ShareGift, and it may now also be possible to obtain UK income tax relief on the donation. Further information about ShareGift can be found on its website, www.sharegift.org, or by contacting ShareGift on 020 7930 3737 or at 17 Carlton House Terrace, London SW1Y 5AH. ShareGift is administered by The Orr Mackintosh Foundation, registered charity number 1052686. More information about the UK tax position on gifts of shares to ShareGift can be obtained from HM Revenue & Customs on their website, www.hmrc.gov.uk.

The Unclaimed Assets Register

The Company supplies unclaimed dividend data to the Unclaimed Assets Register (UAR), which provides investors who have lost track of shareholdings with an opportunity to search the UAR’s database of unclaimed financial assets on payment of a small fixed fee. The UAR donates part of the search fee to charity. The UAR can be contacted on 0870 241 1713 or at PO Box 9501, Nottingham NG80 1WD.

Results

Unaudited trading results of AstraZeneca in respect of the first three months of 2014 will be published on 24 April 2014 and results in respect of the first six months of 2014 will be published on 31 July 2014.

Documents on display

The Articles and other documents concerning the Company which are referred to in this Annual Report may be inspected at the Company’s registered office at 2 Kingdom Street, London W2 6BD.

Taxation for US residents

The following summary of material UK and US federal income tax consequences of ownership of Ordinary Shares or ADRs held as capital assets by the US resident holders described below is based on current UK and US federal income tax law, including the US/UK double taxation convention relating to income and capital gains, which entered into force on 31 March 2003 (the Convention). This summary does not describe all of the tax consequences that may be relevant in light of the US resident holders’ particular circumstances and tax consequences applicable to US resident holders subject to special rules (such as certain financial institutions, entities treated as partnerships for US federal income tax purposes, persons whose functional currency for US federal income tax purposes is not the US dollar, tax-exempt entities, persons subject to alternative minimum tax, persons subject to the Medicare contribution tax on ‘net investment income’, or persons holding Ordinary Shares or ADRs in connection with a trade or business conducted outside of the US). US resident holders are urged to consult their tax advisers regarding the UK and US federal income tax consequences of the ownership and disposition of Ordinary Shares or ADRs in their particular circumstances.

This summary is based in part on representations of JPMorgan as depositary for ADRs and assumes that each obligation in the deposit agreement among the Company, JPMorgan and the holders from time to time of ADRs and any related agreements will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the depositary (pre-release), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming, by US holders of ADSs, of foreign tax credits for US federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced tax rates, described below, applicable to dividends received by certain non-corporate US resident holders. Accordingly, the availability of the reduced tax rates for dividends received by certain non-corporate US resident holders could be affected by actions that may be taken by parties to whom ADRs are pre-released.

For the purposes of this summary, the term ‘US resident holder’ means a beneficial owner of Ordinary Shares or ADRs that is, for US federal income tax purposes, a citizen or resident of the US, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the US, any state in the US or the District of Columbia, or an estate or trust, the income of which is subject to US federal income taxation regardless of its source.

This summary assumes that we are not, and will not become, a passive foreign investment company, as discussed overleaf.

AstraZeneca Annual Report and Form 20-F Information 2013	227

Additional Information | Shareholder Information

UK and US income taxation of dividends

The UK does not currently impose a withholding tax on dividends paid by a UK company, such as the Company.

For US federal income tax purposes, distributions paid by the Company to a US resident holder are included in gross income as foreign source ordinary dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, calculated in accordance with US federal income tax principles. The Company does not maintain calculations of its earning and profits under US federal income tax principles and so it is expected that distributions generally will be reported to US resident holders as dividends. The amount of the dividend will be the US dollar amount received by the depositary for US resident holders of ADRs (or, in the case of Ordinary Shares, the US dollar value of the pound sterling payments made, determined at the spot pound sterling/US dollar rate on the date the dividend is received by the US resident holders, regardless of whether the dividend is converted into US dollars), and it will not be eligible for the dividends received deduction generally available to US corporations. If the dividend is converted into US dollars on the date of receipt, US resident holders of Ordinary Shares generally should not be required to recognise foreign currency gains or losses in respect of the dividend income. They may have foreign currency gain or loss if the amount of such dividend is converted into US dollars after the date of its receipt.

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends received by certain non-corporate US resident holders of Ordinary Shares or ADRs may be taxable at favourable US federal income tax rates. US resident holders should consult their own tax advisers to determine whether they are subject to any special rules which may limit their ability to be taxed at these favourable rates.

Taxation on capital gains

Under present English law, individuals who are neither resident nor ordinarily resident in the UK, and companies which are not resident in the UK, will not be liable for UK tax on capital gains made on the disposal of their Ordinary Shares or ADRs, unless such Ordinary Shares or ADRs are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency or other permanent establishment.

A US resident holder will generally recognise US source capital gains or losses for US federal income tax purposes on the sale or exchange of Ordinary Shares or ADRs in an amount equal to the difference between the US dollar amount realised and such holder’s US dollar tax basis in the Ordinary Shares or ADRs. US resident holders should consult their own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate US resident holders and capital losses, the deductibility of which may be subject to limitation.

Passive Foreign Investment Company (PFIC) rules

We believe that we were not a PFIC for US federal income tax purposes for the year ended 31 December 2013. However, since PFIC status depends on the composition of our income and assets, and the market value of our assets (including, among others, less than 25% owned equity investments), from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which Ordinary Shares or ADRs were held, certain adverse tax consequences could apply to US resident holders.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the US or through certain US-related financial intermediaries may be subject to information reporting and backup withholding, unless: (i) the US resident holder is a corporation or other exempt recipient; or (ii) in the case of backup withholding, the US resident holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a US resident holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided that the required information is timely supplied to the Internal Revenue Service (IRS).

Certain US resident holders who are individuals (and under proposed US Treasury regulations, certain entities), may be required to report information relating to securities issued by non-US persons (or foreign accounts through which the securities are held), generally on IRS Form 8938, subject to certain exceptions (including an exception for securities held in accounts maintained by US financial institutions). US resident holders should consult their tax advisers regarding their reporting obligations with respect to the Ordinary Shares or ADRs.

UK inheritance tax

Under the current Double Taxation (Estates) Convention (the Estate Tax Convention) between the US and the UK, Ordinary Shares or ADRs held by an individual shareholder who is domiciled for the purposes of the Estate Tax Convention in the US, and is not for the purposes of the Estate Tax Convention a national of the UK, will generally not be subject to UK inheritance tax on the individual’s death or on a chargeable gift of the Ordinary Shares or ADRs during the individual’s lifetime, provided that any applicable US federal gift or estate tax liability is paid, unless the Ordinary Shares or ADRs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the Ordinary Shares or ADRs have been placed in trust by a settlor who, at the time of settlement, was a US domiciled shareholder, the Ordinary Shares or ADRs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was a UK national, or the Ordinary Shares or ADRs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. In the exceptional case where the Ordinary Shares or ADRs are subject to both UK inheritance tax and US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

228	AstraZeneca Annual Report and Form 20-F Information 2013

UK stamp duty reserve tax and stamp duty

A charge to UK stamp duty or UK stamp duty reserve tax (SDRT) may arise on the deposit of Ordinary Shares in connection with the creation of ADRs. The rate of stamp duty or SDRT will generally be 1.5% of the value of the consideration or, in some circumstances, the value of the Ordinary Shares. There is no 1.5% SDRT charge on the issue of Ordinary Shares (or, where it is integral to the raising of new capital, the transfer of Ordinary Shares) into the ADR arrangement.

No UK stamp duty will be payable on the acquisition or transfer of existing ADRs provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times outside the UK. An agreement for the transfer of ADRs will not give rise to a liability for SDRT.

A transfer of, or an agreement to, transfer Ordinary Shares will generally be subject to UK stamp duty or SDRT at 0.5% of the amount or value of any consideration, provided, in the case of stamp duty, it is rounded to the nearest £5.

Transfers of Ordinary Shares into CREST will generally not be subject to stamp duty or SDRT, unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration. Paperless transfers of Ordinary Shares within CREST are generally liable to SDRT at the rate of 0.5% of the value of the consideration. CREST is obliged to collect SDRT from the purchaser on relevant transactions settled within the system.

Exchange controls and other limitations affecting security holders

There are no governmental laws, decrees or regulations in the UK restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of Ordinary Shares or ADRs.

There are no limitations under English law or the Articles on the right of non-resident or foreign owners to be the registered holders of, or to exercise voting rights in relation to, Ordinary Shares or ADRs or to be registered holders of notes or debentures of Zeneca Wilmington Inc. or the Company.

Exchange rates

The following information relating to average and spot exchange rates used by AstraZeneca is provided for convenience:

	SEK/US$	US$/GBP
Average rates (statement of comprehensive income, statement of cash flows)
2011	6.5059	1.5996
2012	6.7782	1.5834
2013	6.5089	1.5621
End of year spot rates (statement of financial position)
2011	6.9050	1.5443
2012	6.5176	1.6171
2013	6.4233	1.6502

AstraZeneca Annual Report and Form 20-F Information 2013	229

Additional Information

Corporate Information

History and development of the Company

AstraZeneca PLC was incorporated in England and Wales on 17 June 1992 under the Companies Act 1985. It is a public limited company domiciled in the UK. The Company’s registered number is 2723534 and its registered office is at 2 Kingdom Street, London W2 6BD (telephone +44 (0)20 7604 8000). From February 1993 until April 1999, the Company was called Zeneca Group PLC. On 6 April 1999, the Company changed its name to AstraZeneca PLC.

The Company was formed when the pharmaceutical, agrochemical and specialty chemical businesses of Imperial Chemical Industries PLC were demerged in 1993. In 1999, the Company sold the specialty chemical business. Also in 1999, the Company merged with Astra of Sweden. In 2000, it demerged the agrochemical business and merged it with the similar business of Novartis to form a new company called Syngenta AG.

In 2007, the Group acquired MedImmune, a biologics and vaccines business based in the US.

The Group’s corporate office is at 2 Kingdom Street, London W2 6BD.

Articles

Objects

The Company’s objects are unrestricted.

Any amendment to the Articles requires the approval of shareholders by a special resolution at a general meeting of the Company.

Directors

The Board has the authority to manage the business of the Company, for example, through powers to allot and repurchase its shares, subject where required to shareholder resolutions. Subject to certain exceptions, Directors do not have power to vote at Board meetings on matters in which they have a material interest.

The quorum for meetings of the Board is a majority of the full Board, of whom at least four must be Non-Executive Directors. In the absence of a quorum, the Directors do not have power to determine compensation arrangements for themselves or any member of the Board.

The Board may exercise all the powers of the Company to borrow money. Variation of these borrowing powers would require the passing of a special resolution of the Company’s shareholders.

All Directors must retire from office at the Company’s AGM each year and may present themselves for election or re-election. Directors are not prohibited, upon reaching a particular age, from submitting themselves for election or re-election.

Within two months of the date of their appointment, Directors are required to beneficially own Ordinary Shares of an aggregate nominal amount of at least $125, which currently represents 500 shares.

Rights, preferences and restrictions attaching to shares

As at 31 December 2013, the Company had 1,257,170,087 Ordinary Shares and 50,000 Redeemable Preference Shares in issue. The Ordinary Shares represent 99.97% and the Redeemable Preference Shares represent 0.03% of the Company’s total share capital (these percentages have been calculated by reference to the closing mid-point US$/GBP exchange rate on 31 December 2013 as published in the London edition of the Financial Times newspaper).

As agreed by the shareholders at the Company’s AGM held on 29 April 2010, the Articles were amended with immediate effect to remove the requirement for the Company to have an authorised share capital, the concept of which was abolished under the Companies Act 2006. Each Ordinary Share carries the right to vote at general meetings of the Company. The rights and restrictions attaching to the Redeemable Preference Shares differ from those attaching to Ordinary Shares as follows:

>	The Redeemable Preference Shares carry no rights to receive dividends.
>	The holders of Redeemable Preference Shares have no rights to receive notices of, attend or vote at general meetings except in certain limited circumstances. They have one vote for every 50,000 Redeemable Preference Shares held.
>	On a distribution of assets of the Company, on a winding-up or other return of capital (subject to certain exceptions), the holders of Redeemable Preference Shares have priority over the holders of Ordinary Shares to receive the capital paid up on those shares.
>	Subject to the provisions of the Companies Act 2006, the Company has the right to redeem the Redeemable Preference Shares at any time on giving not less than seven days’ written notice.

There are no specific restrictions on the transfer of shares in the Company, which is governed by the Articles and prevailing legislation.

The Company is not aware of any agreements between holders of shares that may result in restrictions on the transfer of shares or that may result in restrictions on voting rights.

Action necessary to change the rights of shareholders

In order to vary the rights attached to any class of shares, the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class or the sanction of an extraordinary resolution passed at a general meeting of such holders is required.

General meetings

AGMs and other general meetings, as from time to time may be required, where a special resolution is to be passed or a Director is to be appointed, require 21 clear days’ notice to shareholders. Subject to the Companies Act 2006, other general meetings require 14 clear days’ notice.

For all general meetings, a quorum of two shareholders present in person or by proxy, and entitled to vote on the business transacted, is required unless each of the two persons present are corporate representatives of the same corporation; or each of the two persons present are proxy of the same shareholder.

Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to general meetings.

Limitations on the rights to own shares

There are no limitations on the rights to own shares.

Property

Substantially all of our properties are held freehold, free of material encumbrances and are fit for their purpose.

230	AstraZeneca Annual Report and Form 20-F Information 2013

Trade Marks

AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trade marks of the Group.

The following brand names which appear in italics in this Annual Report are trade marks of the Group:

Trade mark
Accolate	Entocort	Nolvadex	Symbicort Turbuhaler
Arimidex	Farxiga	Onglyza	Symlin
Atacand	Faslodex	Oxis Turbuhaler	Synagis[1]
Atacand Plus	Fluenz	Plendil	Tenormin
Axanum	FluMist	Prilosec	Toprol-XL
Bricanyl	Forxiga	Pulmicort	Turbuhaler
Brilinta	Iressa	Pulmicort Respules	Vimovo
Brilique	Kombiglyze	Pulmicort Turbuhaler	Xigduo
Bydureon	Kombiglyze XR	Rhinocort	Xylocaine
Byetta	Komboglyze	Seloken	Zestril
Caprelsa	Losec	Seroquel	Zoladex
Casodex	Meronem	Seroquel IR	Zomig
Crestor	Merrem	Seroquel XR
Diprivan	Naropin	Symbicort
EMLA	Nexium	Symbicort SMART

[1]	AstraZeneca owns this trade mark in the US only. Abbott owns it in the rest of the world.

The following brand names which appear in italics in this Annual Report are trade marks licensed to the Group by the entities set out below:

Trade mark	Owner
Cubicin	Cubist Pharmaceuticals, Inc.
Epanova	Chrysalis Pharma AG
Zinforo	Forest Laboratories, Inc.

The following brand names which appear in italics throughout this Annual Report are not owned by or licensed to the Group and are owned by the entities set out below:

Trade mark	Owner
Lipitor	Pfizer Ireland Pharmaceuticals
messenger RNA Therapeutics	Moderna Therapeutics, Inc.

AstraZeneca Annual Report and Form 20-F Information 2013	231

Additional Information

Glossary

Market definitions

Region	Country
US	US

Europe	Albania*	Germany	Poland
	Austria	Greece	Portugal*
	Belarus*	Hungary	Romania
	Belgium	Iceland*	Serbia and Montenegro*
	Bosnia and Herzegovina*	Ireland	Slovakia
	Bulgaria	Israel*	Slovenia*
	Croatia	Italy	Spain
	Cyprus*	Kazakhstan*	Sweden
	Czech Republic	Latvia*	Switzerland
	Denmark	Lithuania*	UK
	Estonia*	Luxembourg*	Ukraine*
	Finland	Malta*
	France	Netherlands
	Georgia*	Norway

Established ROW	Australia
Canada
Japan
New Zealand

Emerging Markets	Algeria	Costa Rica*	Iran*	Nicaragua*	Singapore	UAE
	Argentina	Cuba*	Iraq*	Oman*	South Africa	Uruguay*
	Aruba*	Dominican Republic*	Jamaica*	Other Africa*	South Korea	Venezuela
	Bahamas*	Ecuador*	Jordan*	Pakistan*	Sri Lanka*	Vietnam
	Bahrain*	Egypt	Kuwait*	Palestine*	Sudan*	Yemen*
	Barbados*	El Salvador*	Lebanon*	Panama*	Syria*
	Bermuda*	Guatemala*	Libya*	Peru*	Taiwan
	Brazil	Honduras*	Malaysia	Philippines	Thailand
	Chile	Hong Kong	Mexico	Qatar*	Trinidad and Tobago*
	China	India	Morocco	Russia	Tunisia*
	Colombia	Indonesia	Netherlands Antilles	Saudi Arabia	Turkey

*	IMS Health, IMS Midas Quantum Q3 2013 data is not available or AstraZeneca does not subscribe for IMS Health quarterly data for these countries.

The above table is not an exhaustive list of all the countries in which AstraZeneca operates, and excludes countries with revenue in 2013 of less than $1 million.

Established Markets means US, Europe and Established ROW.

Other Africa includes Angola, Botswana, Ethiopia, Ghana, Kenya, Mauritius, Mozambique, Namibia, Nigeria, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe.

Asia Area comprises India, Indonesia, Malaysia, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand and Vietnam.

US equivalents

Terms used in this Annual Report	US equivalent or brief description
Accruals	Accrued expenses
Allotted	Issued
Called-up share capital	Issued share capital
Creditors	Liabilities/payables
Debtors	Receivables and prepaid expenses
Earnings	Net income
Employee share schemes	Employee stock benefit plans
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Loans	Long-term debt
Prepayments	Prepaid expenses
Profit	Income
Profit and loss account	Income statement/consolidated statement of comprehensive income
Share premium account	Premiums paid in excess of par value of Ordinary Shares
Short-term investments	Redeemable securities and short-term deposits

232	AstraZeneca Annual Report and Form 20-F Information 2013

Glossary

The following abbreviations and expressions have the following meanings when used in this Annual Report:

AbbVie – AbbVie Inc.

ADC Therapeutics – ADC Therapeutics Sàrl.

ADR – an American Depositary Receipt evidencing title to an ADS.

ADS – an American Depositary Share representing one underlying Ordinary Share.

Affordable Care Act – the Patient Protection and Affordable Care Act which was signed into law on 23 March 2010 as amended by the Health Care and Education Reconciliation Act which was signed into law on 30 March 2010.

AGM – an Annual General Meeting of the Company.

AlphaCore – AlphaCore Pharma LLC.

Amgen – Amgen, Inc.

Amplimmune – Amplimmune, Inc.

Amylin – Amylin Pharmaceuticals, LLC (formerly Amylin Pharmaceuticals, Inc.).

ANDA – an abbreviated new drug application, which is a marketing approval application for a generic drug submitted to the FDA.

Annual Report – this Annual Report and Form 20-F Information 2013.

API – active pharmaceutical ingredient.

Ardea – Ardea Biosciences, Inc.

Articles – the Articles of Association of the Company.

Astellas – Astellas Pharma Inc.

Astra – Astra AB, being the company with whom the Company merged in 1999.

Astra Tech – Astra Tech AB.

AstraZeneca – the Company and its subsidiaries.

AZIP – AstraZeneca Investment Plan.

biologic(s) – a class of drugs that are produced in living cells.

biosimilars – a copy of a biologic that is sufficiently similar to meet regulatory requirements.

BMS – Bristol-Myers Squibb Company.

Board – the Board of Directors of the Company.

Bureau Veritas – Bureau Veritas UK Limited.

CEO – the Chief Executive Officer of the Company.

CER – constant exchange rates.

CFDA – China Food and Drug Administration.

CFO – the Chief Financial Officer of the Company.

CIS – Commonwealth of Independent States.

Code of Conduct – the Group’s Code of Conduct.

Company or Parent Company – AstraZeneca PLC (formerly Zeneca Group PLC (Zeneca)).

Complete Response Letter (CRL) – a letter issued by the FDA communicating its decision to a drug company that its NDA or biological licensing application is not approvable as submitted. The submitting drug company is required to respond to the Complete Response Letter if it wishes to pursue an approval for its submission.

COPD – chronic obstructive pulmonary disease.

Corporate Integrity Agreement (CIA) – the agreement described in the US Corporate Integrity Agreement reporting section on page 42.

CVMD – Cardiovascular and metabolic disease.

Director – a director of the Company.

DOJ – the United States Department of Justice.

earnings per share (EPS) – profit for the year after tax and non-controlling interests, divided by the weighted average number of Ordinary Shares in issue during the year.

EC – European Commission.

EFPIA – European Federation of Pharmaceutical Industries and Associations.

EMA – European Medicines Agency.

EVP – Executive Vice-President.

EU – the European Union.

FDA – the US Food and Drug Administration, which is part of the US Department of Health and Human Services Agency, which is the regulatory authority for all pharmaceuticals (including biologics and vaccines) and medical devices in the US.

FibroGen – FibroGen, Inc.

Forest – Forest Laboratories Holdings Limited.

GAAP – Generally Accepted Accounting Principles.

GMD – Global Medicines Development.

GPPS – Global Product and Portfolio Strategy.

gross margin – the margin, as a percentage, by which sales exceed the cost of sales, calculated by dividing the difference between the two by the sales figure.

Group – AstraZeneca PLC and its subsidiaries.

GSK – GlaxoSmithKline plc.

G7 – the US, Japan, France, Germany, Italy, the UK and Canada.

Horizon Pharma – Horizon Discovery Limited.

HR – human resources.

IA – the Group’s Internal Audit Services function.

IAS – International Accounting Standards.

IAS 19 – IAS 19 Employee Benefits.

IAS 32 – IAS 32 Financial Instruments: Presentation.

IAS 39 – IAS 39 Financial Instruments: Recognition and Measurement.

IASB – International Accounting Standards Board.

IFRS – International Financial Reporting Standards or International Financial Reporting Standard, as the context requires.

IFRS 8 – IFRS 8 Operating Segments.

IMED – Innovative Medicines and Early Development.

Immunocore – Immunocore Limited.

IP – intellectual property.

Ironwood – Ironwood Pharmaceuticals, Inc.

IS – information services.

ISAs – International Standards on Auditing.

IT – information technology.

Janssen – Janssen Pharmaceutical K.K. and Janssen Pharmaceutica NV.

KPI – key performance indicator.

krona, kronor or SEK – references to the currency of Sweden.

Lean – means enhancing value for customers with fewer resources.

LTI – Long Term Incentive, in the context of share plan remuneration arrangements.

MAA – a marketing authorisation application, which is an application for authorisation to place medical products on the market. This is a specific term used in the EU and European Economic Area markets.

MAb – monoclonal antibody, a biologic that is specific, that is, it binds to and attacks one particular antigen.

MAT – Moving Annual Total.

MedImmune – MedImmune, LLC (formerly MedImmune, Inc.).

Merck – Merck Sharp & Dohme Corp. (formerly Merck & Co., Inc.).

Moderna Therapeutics – Moderna Therapeutics, Inc.

Myriad Genetics – Myriad Genetics Laboratories, Inc.

NDA – a new drug application to the FDA for approval to market a new medicine in the US.

NME – new molecular entity.

Novartis – Novartis Pharma AG.

NSAID – a non-steroidal anti-inflammatory drug.

NYSE – the New York Stock Exchange.

n/m – not meaningful.

Omthera – Omthera Pharmaceuticals, Inc.

operating profit – sales, less cost of sales, less operating costs, plus operating income.

Ordinary Share – an ordinary share of $0.25 each in the share capital of the Company.

orphan drug – a drug which has been approved for use in a relatively low-incidence indication (an orphan indication) and has been rewarded with a period of market exclusivity; the period of exclusivity and the available orphan indications vary between markets.

OTC – over-the-counter.

AstraZeneca Annual Report and Form 20-F Information 2013	233

Additional Information | Glossary

Paediatric Exclusivity – in the US, a six-month period of exclusivity to market a drug which is awarded by the FDA in return for certain paediatric clinical studies using that drug. This six-month period runs from the date of relevant patent expiry. Analogous provisions are available in certain other territories (eg European Supplementary Protection Certificate (SPC) paediatric extensions).

Patent Term Extension (PTE) – an extension of up to five years in the term of a US patent relating to a drug which compensates for delays in marketing resulting from the need to obtain FDA approval. The analogous right in the EU is a SPC.

Pearl Therapeutics – Pearl Therapeutics, Inc.

Pfizer – Pfizer, Inc.

Phase I – the phase of clinical research where a new drug or treatment is tested in small groups of people (20 to 80) to check that the drug can achieve appropriate concentrations in the body, determine a safe dosage range and identify side effects. This phase includes healthy volunteer studies.

Phase II – the phase of clinical research which includes the controlled clinical activities conducted to evaluate the effectiveness of the drug in patients with the disease under study and to begin to determine the safety profile of the drug. Phase II studies are typically conducted in small or medium sized groups of patients and can be divided into Phase IIa studies, which tend to be designed to assess dosing requirements, and Phase IIb studies, which tend to assess safety and efficacy.

Phase III – the phase of clinical research which is performed to gather additional information about effectiveness and safety of the drug, often in a comparative setting, to evaluate the overall benefit/risk profile of the drug. Phase III studies usually include between several hundred and several thousand patients.

PHC – personalised healthcare.

PMDA – Pharmaceuticals and Medical Devices Agency of Japan.

pound sterling, £, GBP, pence or p – references to the currency of the UK.

Pozen – POZEN, Inc.

primary care – general healthcare provided by physicians who ordinarily have first contact with patients and who may have continuing care for them.

Proof of Concept – data demonstrating that a candidate drug results in a clinical change on an acceptable endpoint or surrogate in patients with the disease.

PSP – AstraZeneca Performance Share Plan.

Qiagen – Qiagen Manchester Limited.

R&D – research and development.

Redeemable Preference Share – a redeemable preference share of £1 each in the share capital of the Company.

Regulatory Data Protection (RDP) – see the Intellectual Property section from page 72.

Regulatory Exclusivity – any of the IP rights arising from generation of clinical data and includes Regulatory Data Protection, Paediatric Exclusivity and orphan drug status.

RSV – respiratory syncytial virus.

Sarbanes-Oxley Act – the US Sarbanes-Oxley Act of 2002.

SEC – the US Securities and Exchange Commission, the governmental agency that regulates the US securities industry/stock markets.

Seroquel franchise – Seroquel IR and Seroquel XR.

SET – Senior Executive Team.

SG&A costs – selling, general and administrative costs.

SHE – Safety, Health and Environment.

Shionogi – Shionogi & Co. Ltd.

SPC – supplementary protection certificate.

specialty care – specific healthcare provided by medical specialists who do not generally have first contact with patients.

Spirogen – Spirogen Sàrl.

STI –Short Term Incentive, in the context of remuneration arrangements.

Teva – Teva Pharmaceuticals USA, Inc.

TSR – total shareholder return, being the total return on a share over a period of time, including dividends reinvested.

UK – United Kingdom of Great Britain and Northern Ireland.

UK Corporate Governance Code – the UK Corporate Governance Code published by the Financial Reporting Council in September 2012 that sets out standards of good practice in corporate governance for the UK.

US – United States of America.

US dollar, US$, USD or $ – references to the currency of the US.

WHO – World Health Organization, the United Nations’ specialised agency for health.

234	AstraZeneca Annual Report and Form 20-F Information 2013

Index

2013 performance summary	2	Inflammation	see Respiratory, Inflammation
Accounting policies	136, 189		and Autoimmunity
Acquisitions and disposals	166	Intangible assets	80, 85, 100, 150
Amgen	60, 81	Intellectual Property	72
Amylin	8, 54, 66, 152	Interest-bearing loans and borrowings	156
Animals	39	Inventories	138, 155
Annual general meeting	91, 92, 96, 101, 103, 114	Key performance indicators	20
Ardea	60	Leases	183
Articles of association	230	Life-cycle of a medicine	34
Audit Committee	92, 98	Litigation	177
Biologics	5, 14, 15, 16, 33, 34, 36, 48	Manufacturing and Supply	43
BMS	5, 7, 8, 54, 66, 70, 73, 184	Market definitions	232
Board	26, 28	Neuroscience	61, 62
Branches	95	Nomination and Governance Committee	26, 93
Business background and results overview	75	Oncology	32, 37, 56
Business model	10	Operating profit	77
Capitalisation and shareholder return	82	Operational overview	4
Cardiovascular and Metabolic disease	46, 52	Other investments	139, 154
Cash and cash equivalents	76, 139, 155	Patent expiries	198
Chairman’s Statement	6	Patents	see Intellectual Property
Chief Executive Officer’s Review	8	Patient safety	38
Clinical trials	39	Pharmaceutical industry	13
Code of Conduct	92, 95, 98	Pipeline	4, 48-51, 194
Commitments and contingent liabilities	176	Political donations	96
Community investment	70, 71	Post-retirement benefits	159
Company history	230	Pricing	15, 41, 214
Competition	13	Principal risks and uncertainties	200
Compliance and Internal Audit Services	94, 199	Product revenue information	141, 214
Consolidated statement of Cash Flows	135	Property, plant and equipment	80, 138, 148, 223
Consolidated statement of Changes in Equity	134	Provisions for liabilities and charges	158
Consolidated statement of Comprehensive Income	132	Regulatory requirements	14
Consolidated statement of Financial Position	133	Related party transactions	184
Corporate governance	26, 88	Relations with shareholders	92
Corporate responsibility	220	Remuneration Committee	26, 92, 102
Diabetes	18, 52	Research and Development	36
Directors’ interest in shares	110	Reserves	165
Directors’ remuneration	26, 102	Respiratory, Inflammation and Autoimmunity	58
Directors’ responsibility statement	127	Restructuring	16
Diversity	67, 68, 89	Results of operations 2012	222
Dividends	5, 95, 165, 227, 228	Results of operations 2013	77
Earnings per Ordinary Share	4, 146	Revised Core financial measures	224
Emerging Markets	18, 41, 69, 203, 214, 221	Risks	24, 199
Employee costs and share plans for employees	173	Sales and Marketing	40
Employees	66	Sales by geographical area	214
Ethics	38, 39, 42, 94, 200, 220	Sales by therapy area	214
Finance income and expense	143	Science Committee	26, 93
Financial instruments	139, 142, 143	Segment information	146
Financial position 2012	223	Senior management (SET)	30
Financial position 2013	80	Share capital	165, 191
Financial risk management	82	Share repurchase	82, 165
Financial summary	2	Shareholder information	225
Gastrointestinal	61, 63	Specialty care	2, 48
Gender	67, 68, 89	Statutory and other information	184
Glossary	232	Strategic priorities	16
Goodwill	80, 137, 149	Subsidiaries	186
Group Financial Record	193	Taxation	83, 144, 189, 213
Group Financial Statements	127	Taxation information for shareholders	227, 228, 229
Growth platforms	4, 18	Trade and other payables	138, 158
Health and safety	69, 220	Trade and other receivables	138, 155
Human Rights	68	Trade marks	231
Independent auditor’s report	128	World pharmaceutical markets	13
Infection	61, 62

AstraZeneca Annual Report and Form 20-F Information 2013	235

Additional Information

Important information for readers of this Annual Report

Cautionary statement regarding forward-looking statements

The purpose of this Annual Report is to provide information to the members of the Company. The Company and its Directors, employees, agents and advisers do not accept or assume responsibility to any other person to whom this Annual Report is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995 and the UK Companies Act 2006, we are providing the following cautionary statement: This Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Forward-looking statements are statements relating to the future which are based on information available at the time such statements are made, including information relating to risks and uncertainties. Although we believe that the forward-looking statements in this Annual Report are based on reasonable assumptions, the matters discussed in the forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those expressed or implied by these statements. The forward-looking statements reflect knowledge and information available at the date of the preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things, those factors identified in the Principal risks and uncertainties section from page 200 of this Annual Report. Nothing in this Annual Report should be construed as a profit forecast.

Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates

AstraZeneca’s determination of non-GAAP measures together with our presentation of them within our financial information may differ from similarly titled non-GAAP measures of other companies.

Statements of competitive position, growth rates and sales

In this Annual Report, except as otherwise stated, market information regarding the position of our business or products relative to its or their competition is based upon published statistical sales data for the 12 months ended 30 September 2013 obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. Unless otherwise noted, for the US, dispensed new or total prescription data and audited sales data are taken, respectively, from IMS Health National Prescription Audit and IMS National Sales Perspectives for the 12 months ended 31 December 2013; such data is not adjusted for Medicaid and similar rebates. At the time of production of this Annual Report, AstraZeneca understands that IMS Health intends to restate its published US sales data for the 12 months ended 30 September 2013, with such restatment to take place in March 2014. While it has not been possible to revise the data in this Annual Report based on such restated data, AstraZeneca understands (had it been possible) that the impact on the market information included in this Annual Report would not have been significant or material. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period. Except as otherwise stated, growth rates are given at CER. For the purposes of this Annual Report, unless otherwise stated, references to the world pharmaceutical market or similar phrases are to the 54 countries contained in the IMS Health database, which amounted to approximately 92% (in value) of the countries audited by IMS Health.

AstraZeneca websites

Information on or accessible through our websites, including www.astrazeneca.com, www.astrazenecaclinicaltrials.com and www.medimmune.com, does not form part of and is not incorporated into this Annual Report.

External/third party websites

Information on or accessible through any third party or external website does not form part of and is not incorporated into this Annual Report.

Figures

Figures in parentheses in tables and in the Financial Statements are used to represent negative numbers.

236	AstraZeneca Annual Report and Form 20-F Information 2013

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